08005199

September 30, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

SEC
Mail Processing
Section

Washington, DC
101

SUPPL

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

SEC FILE NO. 82-3853

Ladies and Gentlemen:

Re: K. Wah International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of K. Wah International Holdings Limited (the "Company"), S.E.C. File No. 82-3853, copies of the following documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's Interim Report 2008, published (in both English & Chinese languages) on the websites of the Hong Kong Exchanges and Clearing Limited ("HKEX") and the Company on September 29, 2008;

2. The Company's announcement regarding the interim results for the six months ended June 30, 2008, payment of dividend and closure of books, dated September 10, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

3. The Company's announcement regarding the date of board meeting on September 10, 2008, dated August 27, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

4. The Company's announcement regarding the appointment of new director, dated June 20, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

5. The Company's announcement regarding the resignation of director, dated June 16, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

6. The Company's announcement regarding the appointment of new director, dated May 28, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

7. The Company's announcement regarding the retirement of directors, dated May 27, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

8. The Company's proxy form for use at the 2008 Annual General Meeting of the Company held on May 27, 2008 ("2008 AGM"), published (in both English & Chinese languages) on the websites of HKEX and the Company on April 30, 2008;

9. The Company's announcement regarding the notice of 2008 AGM, dated April 30, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on April 4, 2008;

10. The Company's circular regarding the proposals for re-election of directors, general mandate to repurchase shares and to issue new shares and notice of annual general meeting, dated April 30, 2008, published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

11. The Company's Annual Report 2007, published (in both English & Chinese languages) on the websites of HKEX and the Company on April 30, 2008;

12. The Company's announcement regarding the disclosure pursuant to rules 13.13 and 13.16 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited on advances/financial assistance and guarantees to an entity and affiliated companies, dated April 23, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

13. The Company's announcement regarding the annual results for the year ended December 31, 2007, dated April 2, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

14. The Company's announcement regarding the date of board meeting on April 2, 2008, dated March 18, 2008; published (in both English & Chinese languages) on the websites of HKEX and the Company on the same day;

15. The Company's notification for announcement regarding the special interim dividend and closure of registers of members, dated December 19, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

16. The Company's announcement regarding the special interim dividend and closure of registers of members, dated December 18, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

17. The Company's notification regarding the disclosure pursuant to rule 13.16 of the Listing Rules for financial assistance to affiliated companies, dated December 18, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times and on the websites of HKEX and the company on the same day;

18. The Company's announcement regarding the disclosure pursuant to rule 13.16 of the Listing Rules for financial assistance to affiliated companies, dated December 17, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

19. The Company's circular regarding the disclosure transaction on acquisition of 7% interest in an indirect non-wholly owned subsidiary, dated December 17, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

20. The Company's announcement regarding the date of board meeting on December 18, 2007, dated December 6, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

21. The Company's circular regarding the discloseable transaction and formation of a joint venture for development of Aberdeen Inland Lot

No. 451 Hong Kong, dated November 30, 2007, published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

22. The Company's joint notification with Galaxy Entertainment Group Ltd. ("GEG") regarding the completion of the possible sale to Permira Investment Vehicles of 452,500,000 shares of GEG by major & connected transaction ("Disposal") disposal, dated November 28, 2007; published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times on the same day;

23. The Company's joint announcement with GEG regarding the completion of the Disposal, dated November 27, 2007, published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

24. The Company's notification for announcement regarding the discloseable transaction on acquisition of 7% interest in an indirect non-wholly owned subsidiary, dated November 27, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

25. The Company's announcement regarding the discloseable transaction on acquisition of 7% interest in an indirect non-wholly owned subsidiary, dated November 26, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

26. The Company's notification for announcement regarding the poll voting results of the special general meeting held on November 21, 2007 ("SGM"), dated November 22, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

27. The Company's announcement regarding the poll voting results of the SGM, dated November 21, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

28. The Company's notification for announcement regarding the discloseable transaction and formation of a joint venture for development of Aberdeen Inland Lot No. 451 Hong Kong, dated November 13, 2007; published (in English language) in The Standard

and (in Chinese language) in the Hong Kong Economic Times on the same day;

29. The Company's announcement regarding the discloseable transaction and formation of a joint venture for development of Aberdeen Inland Lot No. 451 Hong Kong, dated November 12, 2007; published (in English and Chinese languages) on the websites of HKEX and the Company on the same day;

30. The Company's notification for announcement regarding the notice of SGM, dated November 5, 2007; published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times on the same day;

31. The Company's notice of SGM, dated November 5, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on November 4, 2007;

32. The Company's proxy from for use at the SGM , published (in both English and Chinese languages) on the websites of HKEX and the Company on November 4, 2007;

33. The Company's joint circular with GEG regarding the Disposal and resumption of trading in shares of the Company, dated November 5, 2007, published (in English and Chinese languages) on the websites of HKEX and the Company on the same day;

34. The Company's joint notification with GEG for announcement regarding the delay in dispatch of the circular for the Disposal, dated November 1, 2007, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times on the same day;

35. The Company's joint announcement with GEG regarding the delay in dispatch of the circular for the Disposal, dated October 31, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

36. The Company's circular regarding the discloseable transaction and formation of a joint venture for development of land at Tai Po Town Lot No. 186 at Pak Shek Kok Development Area, Phase 1, Site B in Hong Kong ("TPTL186"), dated October 25, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

37. The Company's notification for announcement regarding the appointment of independent financial adviser for Disposal, dated October 18, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

38. The Company's announcement regarding the appointment of independent financial adviser for the Disposal, dated October 17, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

39. The Company's notification regarding the clarification announcement, dated October 15, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

40. The Company's clarification announcement for the Disposal, dated October 12, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

41. The Company's joint notification with GEG regarding the Disposal and resumption of trading, dated October 12, 2007, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times on the same day;

42. The Company's joint announcement with GEG regarding the Disposal, dated October 11, 2007; published (in English and Chinese languages) on the websites of HKEX and the Company on the same day;

43. The Company's announcement regarding the suspension of trading, dated October 8, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

44. The Company's notification for announcement regarding the discloseable transaction and formation of a joint venture for development of land at TPTL186, dated October 8, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

45. The Company's announcement regarding the discloseable transaction and formation of a joint venture for development of land at TPTL186, dated October 5, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

46. The Company's Interim Report 2007, published (in both English and Chinese languages) on the websites of HKEX and the Company on September 27, 2007;

47. The Company's notification for announcement regarding the 2007 interim results for the six months ended June 30, 2007, dividend and closure of books, dated September 14, 2007; published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times on the same day;

48. The Company's announcement regarding the interim results for the six months ended June 30, 2007, dated September 13, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

49. The Company's announcement regarding the date of board meeting on September 13, 2007 for the 2007 Interim Results, dated August 31, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day;

50. The Company's notification for announcement regarding the final scrip dividend with cash option for the year ended December 31, 2006, dated June 27, 2007; published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times on June 28, 2008; and

51. The Company's announcement regarding final scrip dividend with cash option for the year ended December 31, 2006, dated June 27, 2007; published (in both English and Chinese languages) on the websites of HKEX and the Company on the same day.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: K. Wah International Holdings Limited

19063\0001\45sec.doc

嘉華國際集團有限公司

Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司

Stock code 股份代號: 0173

INTERIM REPORT 2008 中期報告



New Age New Face

A Quality Property Developer

Listed since 1987

Our Mission

It is our mission to focus on customer needs and pursue the spirit of excellence with quality products and services through our commitment to research, design and value creation. With vision, perseverance and teamwork, we strive to provide shareholders with the best return on their investment.

CONTENTS

Corporate Profile

K. Wah International Holdings Limited ("KWIH"; stock code: 0173), listed in Hong Kong in 1987*, is the property flagship of K. Wah Group with property portfolio encompassing premium residential developments, Grade-A office towers, hotels, service apartments and retail spaces in Hong Kong, Shanghai, Guangzhou and Southeast Asia.

KWIH positions to be a large-scale integrated property developer and investor in the Greater China region. With a focus on an integrated approach for value creation, KWIH blends architectural design, quality, functionalities and top-notch building services in all its properties to redefine the standard of quality modern living. Furthermore, driven by a keen market sense and a versatile strategy, and backed by strong financial capability, KWIH has built up a prime land reserve in major cities of China, and thus a strong foothold for future growth.

KWIH has received several international accolades for its outstanding quality and service. Awarded Business Superbrands in the property development sector in 2006, KWIH was also the only winner in the Hong Kong Property Developer category of the High-Flyer Outstanding Enterprises consecutively in 2006 and 2007. In 2008, it won the Quality Building Award in the Special Awards Category: Heritage with J SENSES, the arcade of J Residence.

* Formerly K. Wah Stones (Holdings) Limited listed in 1987

Corporate Information

CHAIRMAN
Dr. Che-woo Lui,
GBS, MBE, JP, LLD, DSSc, DBA

MANAGING DIRECTOR
Mr. Eddie Hui Ki On (Acting),
GBS, CBE, QPM, CPM

EXECUTIVE DIRECTORS
Mr. Francis Lui Yiu Tung
Ms. Paddy Tang Lui Wai Yu, JP
Mr. Lam Kwong Yu, SBS

NON-EXECUTIVE DIRECTORS
Sir David Akers-Jones*,
KBE, GBM, CMG, Hon. RICS, JP
Mr. Michael Leung Man Kin, CBE, JP
Dr. The Hon. Leo Lee Tung Hai*,
GBM, GBS, LLD, JP
Dr. Robin Chan Yau Hing*, GBS, LLD, JP
Mr. Robert George Nield*
Dr. William Yip Shue Lam*, LLD

* *Independent Non-executive Directors*

COMPANY SECRETARY
Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT
Mr. Ken Wong Chun Keung,
FCCA, CPA, FCGA

AUDITOR
PricewaterhouseCoopers

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

HONG KONG BRANCH SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712 – 1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 – 1258
USA

WEBSITE ADDRESS
http://www.kwih.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	: 173
Bloomberg	: 173 HK
Reuters	: 0173.HK

BOND LISTING
Luxembourg Stock Exchange

Interim Results Highlights and Interim Dividend

INTERIM RESULTS HIGHLIGHTS

The Board of Directors ("Board") of K. Wah International Holdings Limited ("Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended 30 June 2008 ("Period") as follows:

- Revenue was HK$716 million (2007: HK$1,759 million)
- Operating profit was HK$457 million (2007: HK$576 million)
- Profit for the Period was HK$333 million (2007: HK$588 million)
- Profit attributable to shareholders was HK$251 million (2007: HK$439 million)
- Earnings per share (basic) was 10.18 HK cents (2007: 18.06 HK cents)

INTERIM DIVIDEND

The Board has declared an interim cash dividend for the Period of 1 HK cent per share, totaling HK$24,704,000, payable on 7 November 2008 to the shareholders whose names appear on the registers of members of the Company at the close of business on 10 October 2008 (2007: an interim cash dividend of 2.5 HK cents per share and a special interim cash dividend of 25 HK cents per share, totaling HK$676,041,000).

(I) BUSINESS REVIEW AND OUTLOOK

Operating Results

Revenue and profit attributable to shareholders for the Period was HK$716 million and HK$251 million respectively, compared to HK$1,759 million and HK$439 million for same period last year. The decrease in profit was mainly due to lesser projects were completed for profit recognition purpose during the Period.

Property Development and Investment in Mainland China

The central government's macroeconomic control and a generally tightened bank credit policy are expected to remain for the last quarter of 2008, which will have an impact on the residential property market of Mainland China. The Group has a total of nine pieces of land in Shanghai, Guangzhou and Jiangmen. Total development attributable gross floor area of the residential and commercial development projects of the Group in Mainland China is estimated to be approximately 21,500,000 square feet. Our Mainland China projects will be developed in phases in line with market conditions and are progressing well according to schedule. The Group continues to have strong rental income from its Shanghai K. Wah Centre.

Property Development and Investment in Hong Kong

The overall property market in Hong Kong remains stable. The fundamentals of the local property market remain intact. The Government's forecast shows a shortage of residential units in the private sector and demand for housing is likely to remain strong in the near term. However, there has been a slow down in sales transactions in the past few months. The Group has residential development projects with attributable gross floor area of approximately 700,000 square feet. Most of these development projects are scheduled for completion in 2010 and 2011.

Investment in Galaxy Entertainment Group Limited ("GEG")

The Group continues to hold its investment in GEG which is being carried at fair value. As of 30 June 2008, the share price of GEG was HK$5.06 as compared to HK$7.33 at 31 December 2007. The change in the fair value of approximately HK$369 million was recorded in reserve.

Outlook

It is clear from the United States government's conservatorship action with Fannie Mae and Freddie Mac that, after the biggest surge in mortgage defaults in the last 3 decades, the United States economy will not recover until the bulk of the housing market correction is behind her. Credit crunch in the global capital market following the fall out from the sub-prime crisis, inflationary pressure, and volatility in oil and commodity price all conspire to add uncertainty – if not downside – to growth. Financial market turmoil has since spilled over from the United States to Europe, and now leverage de-coupling is starting to take its toll on Asian export economies.

Mainland China and Hong Kong are not immune. Since the beginning of this year, housing price correction in Mainland China has been going in lockstep with stock market correction. While we remain optimistic on her long-term economic prospect, a short-term easing on the economic growth of Mainland China can have impact on her housing market and in turn, on the sales, turnover and earnings of the Group. Hong Kong's economy will inevitably be affected by the fallout from a possible global slowdown. Despite the fact that the impact on Hong Kong may be moderated by Mainland China's solid sustainable development, it is possible for the Hong Kong housing market to also go into period of consolidation in the near term, which can affect the Group's results and performance.

The Board views the economic outlook of the Group's major operating markets with caution. Into the last quarter of 2008 and the first quarter of 2009, there will still be uncertainties in the business environment for the Group. Management is exercising caution in making acquisitions and planning, and is timely tuning its business strategies in line with changing market conditions.

(II) FINANCIAL REVIEW

Financial Position

The financial position of the Group remained strong. As of 30 June 2008, total funds employed was HK$13 billion as compared to HK$14 billion at 31 December 2007.

The number of the issued shares of the Company increased slightly as a result of small amount of the share options being exercised and the conversion of the convertible bonds during the Period. The dilution effect is minimal and was offset by the profit earned for the Period.

Liquidity and Gearing Ratio

Cash and bank balances as of 30 June 2008 stood at HK$1,316 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 15%.

The Group's liquidity and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its working capital requirements, future acquisitions and investments.

Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong dollar. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the Period, the Group has not engaged in the use of derivative products.

Charges on Group Assets

As of 30 June 2008, certain subsidiaries of the Group pledged assets (comprising investment properties, development properties, leasehold land and land use rights, and buildings) with aggregate carrying values of HK$6,266 million (31 December 2007: HK$5,618 million) to banks to secure the Group's borrowing facilities.

Guarantees

The Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries, jointly controlled entities and associated companies amounting to HK$6,093 million (31 December 2007: HK$6,045 million), HK$2,404 million (31 December 2007: HK$775 million) and HK$1,009 million (31 December 2007: HK$1,009 million) respectively, of which HK$2,451 million (31 December 2007: HK$3,232 million), HK$1,437 million (31 December 2007: HK$438 million) and HK$642 million (31 December 2007: HK$642 million) have been utilized respectively.

The Company has also executed guarantees in favour of holders of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$20 million (31 December 2007: HK$40 million) as of 30 June 2008.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

Employees and remuneration policy

As of 30 June 2008, the Group, excluding jointly controlled entities and associated companies, employs 311 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$72,574,000 for the Period under review.

The Group continues to attract, retain, motivate and promote competent and committed individuals for its long term success and growth. The Group believes our remuneration packages are fair and competitive based on quality, merit and development potentials.

With approval by the shareholders in 1989, the Group has a share option scheme for executives and general staff for the purpose of providing competitive remuneration package and long term retention of management talents and good performers. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT OF THE INDEPENDENT AUDITOR TO THE BOARD OF DIRECTORS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 8 to 19, which comprises the condensed consolidated balance sheet of K. Wah International Holdings Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008, and the condensed consolidated profit and loss statement, the condensed consolidated statement of changes in equity and the condensed consolidated cash flows statement for the six months then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 10 September 2008

Condensed Consolidated Profit and Loss Statement (unaudited)

	Note	2008 HK$'000	2007 HK$'000
Revenue	5	**715,672**	1,758,554
Cost of sales		**(362,511)**	(1,286,769)
Gross profit		**353,161**	471,785
Other operating income		**116,660**	67,386
Administrative expenses		**(113,921)**	(61,183)
Other operating expenses		**(6,043)**	(1,224)
Change in fair value of investment properties		**107,434**	99,365
Operating profit	5 & 6	**457,291**	576,129
Finance costs		**(55,444)**	(40,880)
Share of profits less losses of jointly controlled entities		**40,941**	152,005
Share of losses of associated companies		**(18)**	—
Profit before taxation		**442,770**	687,254
Taxation charge	7	**(109,380)**	(98,933)
Profit for the period		**333,390**	588,321
Attributable to:			
Shareholders		**250,601**	439,487
Minority interests		**82,789**	148,834
		333,390	588,321
Interim dividend	8	**24,704**	61,368
Special interim dividend	8	**—**	614,673
		HK cents	HK cents
Earnings per share	9		
Basic		**10.18**	18.06
Diluted		**10.12**	17.89

Condensed Consolidated Balance Sheet (unaudited)

	Note	30 June 2008 HK$'000	31 December 2007 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**53,511**	52,732
Investment properties		**3,938,800**	3,679,112
Leasehold land and land use rights		**67,097**	67,390
Jointly controlled entities		**782,930**	700,920
Associated companies		**(23)**	(4)
Non-current investments		**822,169**	1,191,008
Other non-current assets		**6,274**	7,099
		5,670,758	5,698,257
Current assets			
Development properties		**5,297,460**	4,800,680
Amounts due from jointly controlled entities		**1,485,573**	2,454,691
Amounts due from associated companies		**670,148**	652,790
Debtors and prepayments	11	**193,679**	328,228
Tax recoverable		**2,762**	2,762
Cash and bank balances		**1,315,707**	2,444,742
		8,965,329	10,683,893
Total assets		**14,636,087**	16,382,150
EQUITY			
Share capital	12	**246,978**	245,869
Reserves		**8,348,253**	8,256,702
Shareholders' funds		**8,595,231**	8,502,571
Minority interests		**1,215,560**	1,056,774
Total equity		**9,810,791**	9,559,345
LIABILITIES			
Non-current liabilities			
Borrowings	13	**1,944,398**	3,297,252
Deferred tax liabilities		**596,204**	527,379
		2,540,602	3,824,631
Current liabilities			
Amounts due to jointly controlled entities		**56,315**	56,286
Creditors and accruals	14	**597,462**	883,928
Current portion of borrowings	13	**1,352,987**	1,282,246
Tax payable		**204,159**	161,041
Dividend payable		**73,771**	614,673
		2,284,694	2,998,174
Total liabilities		**4,825,296**	6,822,805
Total equity and liabilities		**14,636,087**	16,382,150

Condensed Consolidated Cash Flow Statement (unaudited)

	2008 HK$'000	2007 HK$'000
Net cash from/(used in) operating activities	**759,856**	(381,252)
Net cash used in investing activities	**(520,947)**	(716,807)
Net cash (used in)/from financing activities	**(1,320,141)**	1,000,731
Net decrease in cash and cash equivalents	**(1,081,232)**	(97,328)
Cash and cash equivalents at beginning of period	**2,444,742**	741,060
Changes in exchange rates	**(47,803)**	(49,951)
Cash and cash equivalents at end of period	**1,315,707**	593,781

Condensed Consolidated Statement of Changes in Equity (unaudited)

For the six months ended 30 June 2008

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31 December 2007	**245,869**	**2,447,203**	**5,809,499**	**8,502,571**	**1,056,774**	**9,559,345**
Exchange differences	—	**254,459**	—	**254,459**	**75,997**	**330,456**
Conversion of convertible bonds, net of tax	**1,075**	**17,571**	—	**18,646**	—	**18,646**
Exercise of share options	**34**	**614**	—	**648**	—	**648**
Fair value of share options	—	**10,916**	—	**10,916**	—	**10,916**
Change in fair value of non-current investments	—	**(368,839)**	—	**(368,839)**	—	**(368,839)**
Profit for the period	—	—	**250,601**	**250,601**	**82,789**	**333,390**
2007 final dividend	—	—	**(73,771)**	**(73,771)**	—	**(73,771)**
At 30 June 2008	**246,978**	**2,361,924**	**5,986,329**	**8,595,231**	**1,215,560**	**9,810,791**
At 31 December 2006	242,995	3,174,898	4,046,470	7,464,363	856,817	8,321,180
Exchange differences	—	74,211	—	74,211	28,629	102,840
Exercise of share options	510	8,959	—	9,469	—	9,469
Change in fair value of non-current investments	—	209,094	—	209,094	—	209,094
Profit for the period	—	—	439,487	439,487	148,834	588,321
2006 final dividend	—	—	(60,869)	(60,869)	—	(60,869)
At 30 June 2007	243,505	3,467,162	4,425,088	8,135,755	1,034,280	9,170,035

1 GENERAL INFORMATION

K. Wah International Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

The principal activities of the Company and its subsidiaries (together the "Group") are property development and investment in Hong Kong, Singapore and Mainland China and trading of plant and machinery in Japan.

2 BASIS OF PREPARATION

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties and non-current investments, which are carried at fair value and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2007.

The adoption of new/revised HKFRS

In 2008, the Group adopted the new interpretation of Hong Kong Financial Reporting Standards ("HKFRS") below, which is relevant to its operations.

HK(IFRIC) - Int 11	HKFRS 2 — Group and Treasury Share Transactions

The Group has assessed the impact of the adoption of this new interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies and presentation of the financial statements.

3 FINANCIAL RISK MANAGEMENT

All aspects of the financial risk management objectives and policies of the Group are consistent with those disclosed in the annual financial statements for the year ended 31 December 2007.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2007.

5 SEGMENT INFORMATION

In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, amounts due from jointly controlled entities and associated companies, debtors and prepayments and mainly exclude non-current investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and amounts due to jointly controlled entities. There are no sales or trading transactions between the business segments.

(A) Business segments

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30 June 2008				
Revenue	620,079	95,593	—	715,672
Operating profit	363,240	4,933	89,118	457,291
Finance costs				(55,444)
Share of profits less losses of jointly controlled entities	40,941	—	—	40,941
Share of losses of associated companies	(18)	—	—	(18)
Profit before taxation				442,770
Taxation charge				(109,380)
Profit for the period				333,390
Capital expenditure	(2,496)	—	—	(2,496)
Depreciation	(1,735)	—	—	(1,735)
Amortisation	(9,108)	—	—	(9,108)
Change in fair value of investment properties	107,434	—	—	107,434
As at 30 June 2008				
Segment assets	11,698,977	9,542	2,144,661	13,853,180
Jointly controlled entities	782,930	—	—	782,930
Associated companies	(23)	—	—	(23)
Total assets	12,481,884	9,542	2,144,661	14,636,087
Total liabilities	644,492	7,786	4,173,018	4,825,296

5 SEGMENT INFORMATION (cont'd)

(A) Business segments (cont'd)

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30 June 2007				
Revenue	1,637,319	121,235	—	1,758,554
Operating profit	509,303	2,856	63,970	576,129
Finance costs				(40,880)
Share of profits less losses of jointly controlled entities	152,005	—	—	152,005
Profit before taxation				687,254
Taxation charge				(98,933)
Profit for the period				588,321
Capital expenditure	(814)	(521)	—	(1,335)
Depreciation	(1,524)	—	—	(1,524)
Amortisation	(2,647)	—	—	(2,647)
Change in fair value of investment properties	99,365	—	—	99,365
As at 31 December 2007				
Segment assets	12,029,614	12,282	3,639,338	15,681,234
Jointly controlled entities	700,920	—	—	700,920
Associated companies	(4)	—	—	(4)
Total assets	12,730,530	12,282	3,639,338	16,382,150
Total liabilities	923,939	10,926	5,887,940	6,822,805

5 SEGMENT INFORMATION (cont'd)

(B) Geographical segments

	Revenue HK$'000	Operating profit/(loss) HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Six months ended 30 June 2008				**At 30 June 2008**
Hong Kong	**438,252**	**162,878**	**2,025**	**5,119,168**
Mainland China	**150,375**	**241,110**	**426**	**9,195,724**
Singapore	**31,452**	**48,352**	**45**	**297,833**
Japan	**95,593**	**4,951**	**—**	**23,362**
	715,672	**457,291**	**2,496**	**14,636,087**
Six months ended 30 June 2007				At 31 December 2007
Hong Kong	4,887	(12,508)	366	8,039,272
Mainland China	1,625,936	550,579	441	8,069,370
Singapore	6,496	35,174	7	248,913
Japan	121,235	2,884	521	24,595
	1,758,554	576,129	1,335	16,382,150

6 OPERATING PROFIT

	2008 HK$'000	2007 HK$'000
Operating profit is stated after crediting:		
Net exchange gain	**80,629**	37,789
Interest income	**7,394**	27,913
Gain on disposal of a subsidiary	**3,985**	—
Gain on disposal of property, plant and equipment	**—**	50
and after charging:		
Cost of inventories sold	**85,783**	115,008
Depreciation (net of amount capitalised under properties under development of HK$1,342,000 (2007: HK$727,000))	**1,735**	1,524
Amortisation of leasehold land and land use rights (net of amount capitalised under properties under development of HK$8,481,000 (2007: HK$17,664,000))	**9,108**	2,647
Operating lease rental for land and buildings	**890**	1,800
Loss on disposal of property, plant and equipment	**61**	—

7 TAXATION CHARGE

	2008 HK$'000	2007 HK$'000
Current taxation		
Hong Kong profits tax	**27,505**	6
Overseas taxation	**37,178**	197,670
Deferred taxation	**44,697**	(98,743)
	109,380	98,933

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

With effect from 1 January 2008, the corporate income tax rate for the Group is reduced from 33% to 25% upon coming into effect of the new Corporate Income Tax Law in Mainland China approved by the National People's Congress on 16 March 2007.

Land appreciation tax in Mainland China is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditure including lease charges of land use rights and all property development expenditures, which is included in the profit and loss statement as taxation charge.

8 INTERIM DIVIDEND

The Board has declared an interim cash dividend of 1 HK cent per share (totalling HK$24,704,000) for the six months ended 30 June 2008 (2007: an interim cash dividend of 2.5 HK cents per share and a special interim cash dividend of 25 HK cents per share, totaling HK$676,041,000). This amount will be accounted for as an appropriation of revenue reserves for the year ending 31 December 2008.

9 EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the period is based on the following:

	2008 HK$'000	2007 HK$'000
Profit attributable to shareholders	**250,601**	439,487
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds, net of tax	**722**	677
Profit for calculation of diluted earnings per share	**251,323**	440,164

	2008	2007
Weighted average number of shares for calculating basic earnings per share	**2,460,766,000**	2,433,459,000
Effect of dilutive potential ordinary shares:		
Share options	**3,414,000**	5,708,000
Convertible bonds	**19,713,000**	21,277,000
Weighted average number of shares for calculating diluted earnings per share	**2,483,893,000**	2,460,444,000

10 CAPITAL EXPENDITURE

For the six months ended 30 June 2008, the Group incurred HK$2.5 million (2007: HK$1.3 million) on property, plant and equipment. The Group has disposed of HK$0.4 million (2007: HK$0.5 million) of property, plant and equipment.

11 DEBTORS AND PREPAYMENTS

	30 June 2008 HK$'000	31 December 2007 HK$'000
Trade debtors, net of provision	**6,991**	125,175
Other debtors, net of provision	**32,993**	31,291
Prepayments and deposits	**153,695**	171,762
	193,679	328,228

Trade debtors mainly comprise receivable for sales of goods and rental. Rental from tenants is due and payable in advance. The terms for sales of goods vary and are determined with reference to the prevailing market conditions.

The aging analysis of the trade debtors of the Group based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30 June 2008 HK$'000	31 December 2007 HK$'000
Within one month	**5,025**	123,689
Two to three months	**1,611**	1,179
Four to six months	**333**	249
Over six months	**22**	58
	6,991	125,175

12 SHARE CAPITAL

	2008 Ordinary Shares of HK$0.10 each	HK$'000	2007 Ordinary Shares of HK$0.10 each	HK$'000
Authorised				
At 1 January and 30 June	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid				
At 1 January	**2,458,690,508**	**245,869**	2,429,947,502	242,995
Exercise of share options (a)	**340,000**	**34**	5,107,000	510
Conversion of convertible bonds (b)	**10,752,688**	**1,075**	—	—
At 30 June	**2,469,783,196**	**246,978**	2,435,054,502	243,505

12 SHARE CAPITAL (cont'd)

(a) The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to eligible participants. During the period, options to subscribe for 7,933,000 shares at the exercise price of HK$3.882 per share were granted to directors and selected employees of the Group and its affiliates (2007: nil) and options to subscribe for 340,000 shares (2007: 5,107,000 shares) were exercised. The fair value of options granted during the period, as determined by using the Black-Scholes valuation model, was HK$10.1 million. The significant inputs into the model were share price of HK$3.84 at the valuation date, exercise price at the date of granting the options, expected volatility of 46%, expected life of options of 5.35 years, expected dividend paid out rate of 3% and annual risk-free interest rate of 2.08%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the past 5.35 years. At 30 June 2008, outstanding options granted under the scheme are as follows:

Exercise period	Exercise price per share HK$	Number of share options 30 June 2008	31 December 2007
1 March 2004 to 28 February 2013	0.720	**199,000**	199,000
22 October 2006 to 21 October 2011	1.906	**6,800,000**	7,140,000
27 November 2008 to 26 November 2017	4.636	**14,360,000**	15,352,000
27 November 2008 to 26 November 2017	3.882	**6,075,000**	—
		27,434,000	22,691,000

(b) During the period, convertible bonds with face value of HK$20,000,000 were converted into 10,752,688 ordinary shares of the Company, of which HK$1,075,269 was credited to share capital and the balance to the share premium account.

13 BORROWINGS

	30 June 2008 HK$'000	31 December 2007 HK$'000
Long term bank loans		
Secured	**2,087,886**	1,885,244
Unsecured	**846,106**	1,969,950
	2,933,992	3,855,194
Convertible bonds (a)	**17,650**	34,435
	2,951,642	3,889,629
Short term bank loans		
Unsecured	**345,743**	689,869
	3,297,385	4,579,498
Current portion included in current liabilities	**(1,352,987)**	(1,282,246)
	1,944,398	3,297,252

(a) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company on or after 23 April 2004 up to 8 March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 and further to HK$1.86 per share in January 2008 due to the payment of the special interim dividends. The bonds are redeemable at 91.49% of their principal amount on its maturity by 23 March 2009 according to relevant terms and conditions of the bonds.

13 BORROWINGS (cont'd)

(a) (cont'd)

During the period, convertible bonds with face value of HK$20,000,000 were converted into 10,752,688 ordinary shares of the Company and the remaining face value of the convertible bonds amounted to HK$20,000,000 (2007: HK$40,000,000) were carried at amortised cost.

14 CREDITORS AND ACCRUALS

	30 June 2008 HK$'000	31 December 2007 HK$'000
Trade creditors	**318,816**	559,432
Other creditors	**9,728**	38,670
Amounts due to minority shareholders	**84,248**	83,988
Accrued operating expenses	**40,064**	63,718
Advanced proceeds on sale of properties	**59,389**	66,988
Deposits received	**85,217**	71,132
	597,462	883,928

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	30 June 2008 HK$'000	31 December 2007 HK$'000
Within one month	**287,828**	506,973
Two to three months	**3,004**	2,474
Four to six months	**15**	174
Over six months	**27,969**	49,811
	318,816	559,432

15 COMMITMENTS

	30 June 2008 HK$'000	31 December 2007 HK$'000
Contracted but not provided for		
Commitments in respect of property developments	**2,454,766**	1,308,684

16 GUARANTEES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries, jointly controlled entities and associated companies amounting to HK$6,093 million (31 December 2007: HK$6,045 million), HK$2,404 million (31 December 2007: HK$775 million) and HK$1,009 million (31 December 2007: HK$1,009 million), respectively, of which HK$2,451 million (31 December 2007: HK$3,232 million), HK$1,437 million (31 December 2007: HK$438 million) and HK$642 million (31 December 2007: HK$642 million) have been utilised respectively.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$20 million as at 30 June 2008 (31 December 2007: HK$40 million).

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

DIRECTORS' INTERESTS IN SECURITIES

As of 30 June 2008, the interests and short positions of each director of the Company ("Director") in the ordinary shares of the Company ("Shares"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or as recorded in the register of the Company required to be kept under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(a) Shares

	Number of Shares				
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Total	Approximate % of Issued Share Capital
Che-woo Lui	7,613,534	7,256,345[1]	1,342,157,115[2]	1,357,026,994	54.95
Francis Lui Yiu Tung	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	1,790,000	—	—	1,790,000	0.07
Paddy Tang Lui Wai Yu	10,080,371	—	—	10,080,371	0.41
Lam Kwong Yu	—	—	—	—	—
Sir David Akers-Jones	650,000	—	—	650,000	0.03
Michael Leung Man Kin	500,000	—	—	500,000	0.02
Leo Lee Tung Hai	1,050,000	—	—	1,050,000	0.04
Robin Chan Yau Hing	1,436,563	—	—	1,436,563	0.06
Robert George Nield	753,000	—	—	753,000	0.03
William Yip Shue Lam	—	—	—	—	—

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,256,345 Shares through the interests of his spouse.

(2) These 1,342,157,115 Shares represent the aggregate of (i) 35,696,109 Shares held by Best Chance Investments Ltd., (ii) 3,095,377 Shares held by Po Kay Securities & Shares Company Limited; (iii) 23,737,000 Shares held by Favor Right Investments Limited; (iv) 1,086,035,985 Shares held by Super Focus Company Limited, (v) 135,435,613 Shares held by Premium Capital Profits Limited and (vi) 58,157,031 Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Che-woo Lui.

(b) Underlying Shares — Share Options

Share options, which are unlisted and physically settled, to subscribe for Shares were beneficially held by certain Directors.

As of 30 June 2008, the particulars of the options held by each of the Directors, the employees of the Company and its subsidiaries (other than the Directors) in aggregate and other participants granted under the share option scheme of the Company, were as follows:

		Number of Options						
Holders	Date of grant	Held at 1 January 2008	Granted during the Period[a]	Exercised during the Period	Lapsed during the Period	Held at 30 June 2008	Exercise price per Share HK$	Exercise period
Che-woo Lui	21 Oct 2005	1,350,000	—	—	—	1,350,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	1,055,000	—	—	—	1,055,000	4.6360	27 Nov 2008–26 Nov 2017
Francis Lui Yiu Tung	21 Oct 2005	1,340,000	—	—	—	1,340,000	1.9060	22 Oct 2006–21 Oct 2011
Eddie Hui Ki On	27 Nov 2007	410,000	—	—	—	410,000	4.6360	27 Nov 2008–26 Nov 2017
	24 Jan 2008	—	800,000	—	—	800,000	3.8820	27 Nov 2008–26 Nov 2017
Paddy Tang Lui Wai Yu	21 Oct 2005	930,000	—	—	—	930,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	940,000	—	—	—	940,000	4.6360	27 Nov 2008–26 Nov 2017
	24 Jan 2008	—	800,000	—	—	800,000	3.8820	27 Nov 2008–26 Nov 2017
Lam Kwong Yu	—	—	—	—	—	—	—	—
Sir David Akers-Jones	28 Feb 2003	150,000	—	—	—	150,000	0.7200	1 Mar 2004–28 Feb 2013
	27 Nov 2007	500,000	—	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Michael Leung Man Kin	27 Nov 2007	500,000	—	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Leo Lee Tung Hai	27 Nov 2007	500,000	—	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Robin Chan Yau Hing	21 Oct 2005	500,000	—	—	—	500,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	500,000	—	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Robert George Nield	27 Nov 2007	500,000	—	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
William Yip Shue Lam	—	—	—	—	—	—	—	—
Employees (in aggregate)	28 Feb 2003	49,000	—	—	—	49,000	0.7200	1 Mar 2004–28 Feb 2013
	21 Oct 2005	3,020,000[b]	—	340,000[c]	—	2,680,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	10,447,000[d]	—	—	992,000	9,455,000	4.6360	27 Nov 2008–26 Nov 2017
	24 Jan 2008	—	6,333,000[a]	—	1,858,000	4,475,000	3.8820	27 Nov 2008–26 Nov 2017

Notes:

(a) The closing price of the Shares immediately before the date on which the options were granted during the Period was HK$3.730.

(b) After reclassification of a total number of 900,000 share options under "Directors" to "Employees" following the retirement of Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun as directors of the Company at the annual general meeting of the Company on 27 May 2008 ("2008 AGM").

(c) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the Period was HK$3.770.

(d) After reclassification of a total number of 1,433,000 share options under "Directors" to "Employees" following the resignation of Mr. Lennon Lun Tsan Kau as a director of the Company on 12 June 2008 and the retirement of Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun as directors of the Company at the 2008 AGM respectively.

(e) After reclassification of a number of 800,000 share options under "Directors" to "Employees" following the resignation of Mr. Lennon Lun Tsan Kau as a director of the Company on 12 June 2008.

On 24 January 2008, the Company granted 7,933,000 share options (all at subscription price of HK$3.882 per share) to Directors and selected employees of the Company and its affiliates, of which 1,858,000 share options have since lapsed.

The fair value of the share options granted during the Period is set out in Note 12(a) to the Interim Financial Information.

Except for the options granted on 24 January 2008 which vest on 27 November 2008, the other options granted were subject to a one-year vesting period.

No options was cancelled during the Period.

All the interests stated above represent long positions.

Save as disclosed above, as of 30 June 2008, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As of 30 June 2008, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange were as follows:

Name of Shareholders	Number of Shares (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985 (1)	43.97
Penta Investment Advisers Limited	369,015,033 (2)	14.94
Mr. John Zwaanstra	369,015,033 (3)	14.94
Star II Limited	193,592,644 (1)	7.84
Penta Asia Fund, Ltd.	159,840,672 (4)	6.47
Mr. Todd Zwaanstra	159,840,672 (5)	6.47
Mercurius GP LLC	159,840,672 (6)	6.47
Value Partners Limited	136,109,000 (7)	5.51
Value Partners Group Limited	136,109,000 (7)	5.51
Cheah Capital Management Limited	136,109,000 (8)	5.51
Cheah Company Limited	136,109,000 (8)	5.51
Hang Seng Bank Trustee International Limited	136,109,000 (8)	5.51
Mr. Cheah Cheng Hye	136,109,000 (9)	5.51
Ms. To Hau Yin	136,109,000 (10)	5.51

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in, respectively, 1,086,035,985 Shares and 193,592,644 Shares, and both are solely owned and controlled by Dr. Che-woo Lui.

(2) Penta Investment Advisers Limited ("Penta Investment"), a company which is 100% controlled by Mr. John Zwaanstra, was interested in 369,015,033 Shares in the capacity of investment manager.

(3) By virtue of the SFO, Mr. John Zwaanstra was deemed to have interests in the 369,015,033 Shares referred to in note (2) through his 100% interest in Penta Investment. Mr. John Zwaanstra was also deemed to have interests in the 159,840,672 Shares in which Penta Asia Fund, Ltd. ("Penta Asia") and Mercurius GP LLC ("Mercurius GP") were interested through his control of more than one-third of the voting power of Penta Asia and Mercurius GP.

(4) The 159,840,672 Shares were held by Penta Master Fund, Ltd. ("Penta Master"), a wholly-owned subsidiary of Penta Asia and duplicate part of the interests of Penta Investment.

(5) By virtue of the SFO, Mr. Todd Zwaanstra was deemed to have interests in the 159,840,672 Shares in which Penta Master was interested pursuant to his control of more than one-third of the voting power of Penta Asia as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in the 159,840,672 Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

(7) Value Partners Limited ("VPL"), a company which is wholly-owned by Value Partners Group Limited ("VPGL"), was interested in 136,109,000 Shares in the capacity of investment manager.

(8) Cheah Capital Management Limited ("CCML") was deemed to have interests in 136,109,000 Shares as it holds 35.65% interests in VPGL. CCML is wholly-owned by Cheah Capital Limited ("CCL") which in turn is wholly-owned by Hang Seng Bank Trustee International Limited ("HSTI"). HSTI is a company incorporated in the Bahamas, and is the trustee of The C H Cheah Family Trust (being a discretionary trust), the discretionary objects of which include Mr. Cheah Cheng Hye and certain members of his family.

(9) By virtue of the SFO, Mr. Cheah Cheng Hye (being the Chairman and Chief Investment Officer of VPGL) was deemed to be interested in 136,109,000 Shares pursuant to his control of more than one-third of the voting power of VPL through his interests in VPGL and also as the founder of The C H Cheah Family Trust.

(10) By virtue of the SFO, Ms. To Hau Yin was deemed to be interested in 136,109,000 Shares through the interests of Mr. Cheah Cheng Hye, being her spouse.

There was duplication of interest of:

(i) 369,015,033 Shares held by Penta Investment, which Mr. John Zwaanstra was deemed to have interests in. Of these 369,015,033 Shares, 159,840,672 Shares were also deemed to be interested in by: (a) Mr. Todd Zwaanstra through Penta Master which is wholly-owned by Penta Asia in which Mr. Todd Zwaanstra controls more than one-third of the voting power as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP as founder of the Mercurius Partners Trust; and

(ii) 136,109,000 Shares held by VPL, which are also deemed to be interested among VPGL, CCML, CCL, HSTI as trustee of The C H Cheah Family Trust, Mr. Cheah Cheng Hye and Ms. To Hau Yin.

Save as disclosed above, as of 30 June 2008, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

RULE 13.22 OF THE LISTING RULES

As of 30 June 2008, the Group had given financial assistance and guarantees to financial institutions for the benefit of its affiliated companies. In compliance with the Listing Rules, the combined balance sheet of the affiliated companies as at the balance sheet date is disclosed as follows:

	Combined balance sheet HK$'000	Group's attributable interest HK$'000
Non-current assets	356,617	148,018
Current assets	20,167,919	5,069,432
Current liabilities	(446,538)	(171,904)
	20,077,998	5,045,546
Share capital	816,495	338,841
Reserves	1,065,320	444,066
Amounts due to shareholders	9,286,288	2,172,992
Non-current liabilities	8,909,895	2,089,647
	20,077,998	5,045,546

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's shares or convertible bonds during the Period.

AUDIT COMMITTEE

The Audit Committee of the Company has met on 5 September 2008 and reviewed the Company's accounting principles and practices and discussed auditing, internal control and financial reporting matters. The Group's unaudited interim results for the Period have been reviewed by the Audit Committee of the Company and by the Company's independent auditor — PricewaterhouseCoopers.

The Board welcomes the appointment of Dr. William Yip Shue Lam as the chairman of the Audit Committee on 20 June 2008. The Board thanks Dr. Charles Cheung Wai Bun for his contributions to the Audit Committee before his retirement (as then chairman) on 27 May 2008.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("Model Code"). Having made specific enquiries with all its Directors, the Company confirms that during the Period all its Directors have complied with the required standards as set out in the Model Code.

CORPORATE GOVERNANCE

During the Period, save for Code Provision A.4.2, the Company has complied with all the provisions in the Code on Corporate Governance Practices set out in the Appendix 14 to the Listing Rules. The Board believes that the underlying rationale for such a deviation, as mentioned under the section headed "COMPLIANCE WITH APPENDIX 14 OF THE LISTING RULES" in the Corporate Governance Report of its 2007 Annual Report ("2007 Annual Report"), still holds. The Board will continue to review and recommend such steps and action as appropriate in the circumstances of such deviation. Since the 2007 Annual Report, Mr. Lam Kwong Yu has been appointed as executive director and Mr. Lennon Lun Tsan Kau has resigned as executive director and deputy managing director, respectively, on 28 May 2008 and 16 June 2008, and Dr. William Yip Shue Lam has been appointed as independent non-executive director of the Company on 20 June 2008. Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun retired, respectively, as non-executive director and as independent non-executive director of the Company at the conclusion of the annual general meeting on 27 May 2008.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 6 October 2008 to 10 October 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 3 October 2008.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 10 September 2008

新時代 新里程

嘉華國際 優質地產發展商

於1987年上市

企業使命

本公司秉承以客為本及追求卓越之精神，不斷透過研究、設計及創造價值，恪守不屈不撓、群策群力及具遠見之經營理念，為客戶提供優質產品及服務，並為股東帶來理想投資回報。

目錄

公司簡介

嘉華國際集團有限公司(「嘉華國際」,股份代號:0173)於1987年*在香港上市,是嘉華集團旗下之房地產業務旗艦,物業涵蓋精品住宅、甲級商廈、酒店、服務式公寓及商舖,分佈於香港、上海、廣州及東南亞。

嘉華國際銳意發展成為以大中華區為據點之大型綜合房地產發展商及投資者,其物業項目均以綜合規劃及創造價值為理念,揉合建築設計、質素、功能及頂尖設備於一身,為優質現代生活定下新標準。此外,嘉華國際憑其敏銳的市場觸覺、靈活進取的發展策略以及雄厚的財政實力,在中國主要城市擁有優質土地儲備,為未來發展奠下穩固基礎。

嘉華國際卓越的產品和服務質素,獲得國際性評級機構認同,除於2006年成為香港首家榮膺「Business Superbrands」的地產發展商,更於2006年及2007年度連續獲選為「High-Flyer傑出企業」,是全港唯一獲此榮譽之地產發展商。此外,嘉華國際亦憑藉嘉薈軒商場J SENSES榮獲2008年度「優質建築大獎」之「特別獎:文物類別」。

* 前身嘉華石業(集團)有限公司於1987年上市。

主席

呂志和博士，
GBS，MBE，太平紳士，LLD，DSSc，DBA

董事總經理

許淇安先生（署理），
GBS，CBE，QPM，CPM

執行董事

呂耀東先生
鄧呂慧瑜女士，太平紳士
林光宇先生，SBS

非執行董事

鍾逸傑爵士*，
KBE，GBM，CMG，Hon. RICS，太平紳士
梁文建先生，CBE，太平紳士
李東海博士*，GBM，GBS，LLD，太平紳士
陳有慶博士*，GBS，LLD，太平紳士
廖樂柏先生*
葉樹林博士*，LLD

* 獨立非執行董事

公司秘書

陳明德先生，LLM

合資格會計師

王俊強先生，FCCA，CPA，FCGA

核數師

羅兵咸永道會計師事務所

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286 – 1258
USA

網址

http://www.kwih.com

股份上市

香港聯合交易所有限公司

股份代號

香港聯交所 ：173
彭博資訊 ：173HK
路透社 ：0173.HK

債券上市

盧森堡證券交易所

中期業績摘要及中期股息

中期業績摘要

K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月(「本期」)之未經審核中期業績如下：

- 營業額為港幣716,000,000元(二零零七年：港幣1,759,000,000元)
- 經營溢利為港幣457,000,000元(二零零七年：港幣576,000,000元)
- 本期溢利為港幣333,000,000元(二零零七年：港幣588,000,000元)
- 股東應佔溢利為港幣251,000,000元(二零零七年：港幣439,000,000元)
- 每股盈利(基本)為港幣10.18仙(二零零七年：港幣18.06仙)

中期股息

董事會已議決於二零零八年十一月七日向名列在二零零八年十月十日本公司股東名冊內之股東派發截至本期末之中期現金股息，每股港幣1仙，合共港幣24,704,000元(二零零七年：中期現金股息，每股港幣2.5仙，及特別中期現金股息，每股港幣25仙，合共港幣676,041,000元)。

管理層之討論及分析

(I) 業務回顧及展望

經營業績

本期之營業額及股東應佔溢利分別為港幣716,000,000元及港幣251,000,000元，去年同期分別為港幣1,759,000,000元及港幣439,000,000元。溢利下跌的原因主要由於本期內已完成並可確認入賬之項目較少。

中國內地的物業發展及投資

預計中央政府的宏觀經濟調控及一般性收緊銀行信貸的政策將持續至二零零八年最後一季，而中國內地的住宅物業市場將繼續受到影響。本集團在上海、廣州及江門共有九幅地皮。本集團現有中國內地住宅及商業樓宇發展項目之總可發展樓面面積約為21,500,000平方呎。本集團將按程序分階段發展該等項目，以配合中國內地之市場變化。本集團項目工程進度良好。上海嘉華中心繼續為本集團帶來強勁的租金收入。

香港的物業發展及投資

香港整體的物業市場維持穩定。本地物業市場之基礎維持不變。據政府對物業市場的預測，私人住宅樓宇之供應量將會呈現短缺。雖然過去幾個月內，樓宇的銷售交易稍為回落，但短期內房屋的需求仍然保持強勁。本集團擁有住宅發展項目的樓面面積約為700,000 平方呎，大部份的本地發展項目預計於二零一零年及二零一一年落成。

於銀河娛樂集團有限公司(「銀河娛樂」)的投資

本集團繼續持有銀河娛樂的投資，以公平值列賬。於二零零八年六月三十日，銀河娛樂 之股價為港幣5.06元，相較於二零零七年十二月三十一日之股價港幣7.33元，約港幣369,000,000元的公平值變動已計入儲備中。

展望

在按揭違約情況出現三十年以來最大幅度的增加後，美國政府接管房利美及房貸美之行動已清楚表明，美國經濟必然在房屋市場完成多項調整後才會復甦。隨著次按危機爆發及為此引起的全球資本市場資金短缺、再加上通脹壓力增大、油價及商品價格波動，此等等即使不為增長帶來不利因素，亦必定為經濟加添不確定性。金融市場風暴自此由美國席捲歐洲，現時，情況開始影響亞洲出口經濟體系。

中國內地及香港亦不能獨善其身。自本年初起，中國內地的房屋價格與股票市場同步出現調整。雖然本集團對中國內地的長期經濟前景保持樂觀，但短期內中國經濟增長放緩可能對內地房屋市場構成影響，進而影響本集團的銷售額、營業額及盈利。香港經濟無可避免受全球經濟可能放緩所影響。儘管中國內地穩健的可持續發展能夠減輕香港所受的影響，但短期內香港的房屋市場亦有可能出現調整，因而影響本集團的業績及表現。

董事會審慎觀察本集團主要營運市場的經濟前景。由二零零八年最後一季至二零零九年首季，營商環境可能持續存在不明朗因素。管理層審慎處理收購及計劃一切事宜，並將適時地調整業務策略以配合市況的轉變。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於二零零八年六月三十日，資金運用之總額為港幣13,000,000,000元，二零零七年十二月三十一日為港幣14,000,000,000元。

於本期內，行使之認股權及已轉換之可換股債券令本公司已發行股份之數目稍為增加。然而，所產生之攤薄效應不大及已被本期之溢利所抵銷。

流動資金及負債比率

於二零零八年六月三十日，本集團之現金及銀行結餘為港幣1,316,000,000元。在負債比率方面（定義為未償還之貸款總額減現金結餘後除以資產總額）維持在15%的穩健水平。

本集團之流動資金及負債比率狀況保持健康水平，備有充裕之資金，以應付日常營運需求、未來的收購及投資。

庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動而影響本集團之營運。於本期內，本集團並無投資任何衍生工具。

本集團資產之抵押

於二零零八年六月三十日，本集團若干附屬公司抵押資產（包括投資物業、發展物業、租賃土地、土地使用權及建築物）合共賬面值港幣 6,266,000,000元（二零零七年十二月三十一日：港幣5,618,000,000元）給予銀行作為本集團借貸之擔保。

擔保

本公司已就若干附屬公司、共同控制實體及聯營公司分別取得港幣6,093,000,000元（二零零七年十二月三十一日：港幣6,045,000,000元）、港幣2,404,000,000元（二零零七年十二月三十一日：港幣775,000,000元）及港幣1,009,000,000元（二零零七年十二月三十一日：港幣1,009,000,000元）之信貸額，向銀行及財務機構出具擔保。其中已動用之信貸額分別為港幣2,451,000,000元（二零零七年十二月三十一日：港幣3,232,000,000元）、港幣1,437,000,000元（二零零七年十二月三十一日：港幣438,000,000元）及港幣642,000,000元（二零零七年十二月三十一日：港幣642,000,000元）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。至二零零八年六月三十日止，該可換股債券之未償還餘額為港幣20,000,000元（二零零七年十二月三十一日：港幣40,000,000元）。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零八年六月三十日，本集團在香港及中國內地僱員總人數為311人（不包括共同控制實體及聯營公司）。於本期內，僱員成本（不包括董事酬金）為港幣72,574,000元。

本集團致力吸引、挽留、激勵和提升潛質優秀及忠誠之僱員，以達致業務的長遠成功及發展。本集團根據個別僱員之工作表現、能力及發展潛能釐定酬金水平，以達致公平、合理及具市場競爭力的薪酬制度。

本集團於一九八九年獲股東批准後，已為行政人員及員工設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材及員工。此外，本集團亦著重為員工提供培訓及發展的機會。至於中國內地的員工，會參照中國內地市場的薪酬水平以釐定他們的薪酬福利。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

獨立核數師的審閱報告
致嘉華國際集團有限公司董事會
(在百慕達註冊成立之有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第8至19頁的中期財務資料，此中期財務資料包括嘉華國際集團有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零零八年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的簡明綜合損益表、簡明綜合權益變動表和簡明綜合現金流量表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年九月十日

簡明綜合損益表（未經審核）

	附註	二零零八年 港幣千元	二零零七年 港幣千元
營業額	5	**715,672**	1,758,554
銷售成本		**(362,511)**	(1,286,769)
毛利		**353,161**	471,785
其他營運收入		**116,660**	67,386
行政費用		**(113,921)**	(61,183)
其他營運費用		**(6,043)**	(1,224)
投資物業之公平值變動		**107,434**	99,365
經營溢利	5 & 6	**457,291**	576,129
財務費用		**(55,444)**	(40,880)
應佔共同控制實體之溢利減虧損		**40,941**	152,005
應佔聯營公司之虧損		**(18)**	—
除稅前溢利		**442,770**	687,254
稅項支出	7	**(109,380)**	(98,933)
本期溢利		**333,390**	588,321
應佔：			
股東		**250,601**	439,487
少數股東權益		**82,789**	148,834
		333,390	588,321
中期股息	8	**24,704**	61,368
特別中期股息	8	—	614,673
		港仙	港仙
每股盈利	9		
基本		**10.18**	18.06
攤薄		**10.12**	17.89

簡明綜合資產負債表（未經審核）

	附註	二零零八年 六月三十日 港幣千元	二零零七年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		**53,511**	52,732
投資物業		**3,938,800**	3,679,112
租賃土地及土地使用權		**67,097**	67,390
共同控制實體		**782,930**	700,920
聯營公司		**(23)**	(4)
非流動投資		**822,169**	1,191,008
其他非流動資產		**6,274**	7,099
		5,670,758	5,698,257
流動資產			
發展物業		**5,297,460**	4,800,680
應收共同控制實體款項		**1,485,573**	2,454,691
應收聯營公司款項		**670,148**	652,790
應收賬款及預付款	11	**193,679**	328,228
可收回税款		**2,762**	2,762
現金及銀行結餘		**1,315,707**	2,444,742
		8,965,329	10,683,893
總資產		**14,636,087**	16,382,150
權益			
股本	12	**246,978**	245,869
儲備		**8,348,253**	8,256,702
股東權益		**8,595,231**	8,502,571
少數股東權益		**1,215,560**	1,056,774
總權益		**9,810,791**	9,559,345
負債			
非流動負債			
借貸	13	**1,944,398**	3,297,252
遞延税項負債		**596,204**	527,379
		2,540,602	3,824,631
流動負債			
應付共同控制實體款項		**56,315**	56,286
應付賬款及應計費用	14	**597,462**	883,928
借貸之現期部份	13	**1,352,987**	1,282,246
應付税項		**204,159**	161,041
應付股息		**73,771**	614,673
		2,284,694	2,998,174
總負債		**4,825,296**	6,822,805
總權益及負債		**14,636,087**	16,382,150

簡明綜合現金流量表（未經審核）

截至二零零八年六月三十日止六個月

	二零零八年 港幣千元	二零零七年 港幣千元
來自／(用於)經營業務之現金淨額	**759,856**	(381,252)
用於投資業務之現金淨額	**(520,947)**	(716,807)
(用於)／來自融資活動之現金淨額	**(1,320,141)**	1,000,731
現金及銀行結餘之減少淨額	**(1,081,232)**	(97,328)
於期初之現金及銀行結餘	**2,444,742**	741,060
滙率變動	**(47,803)**	(49,951)
於期末之現金及銀行結餘	**1,315,707**	593,781

簡明綜合權益變動表（未經審核）

截至二零零八年六月三十日止六個月

	股本 港幣千元	其他儲備 港幣千元	盈餘儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零七年十二月三十一日	**245,869**	**2,447,203**	**5,809,499**	**8,502,571**	**1,056,774**	**9,559,345**
兌換率調整	—	**254,459**	—	**254,459**	**75,997**	**330,456**
可換股債券之轉換，除稅	**1,075**	**17,571**	—	**18,646**	—	**18,646**
行使認股權	**34**	**614**	—	**648**	—	**648**
認股權之公平值	—	**10,916**	—	**10,916**	—	**10,916**
非流動投資之公平值變動	—	**(368,839)**	—	**(368,839)**	—	**(368,839)**
本期溢利	—	—	**250,601**	**250,601**	**82,789**	**333,390**
二零零七年末期股息	—	—	**(73,771)**	**(73,771)**	—	**(73,771)**
於二零零八年六月三十日	**246,978**	**2,361,924**	**5,986,329**	**8,595,231**	**1,215,560**	**9,810,791**
於二零零六年十二月三十一日	242,995	3,174,898	4,046,470	7,464,363	856,817	8,321,180
兌換率調整	—	74,211	—	74,211	28,629	102,840
行使認股權	510	8,959	—	9,469	—	9,469
非流動投資之公平值變動	—	209,094	—	209,094	—	209,094
本期溢利	—	—	439,487	439,487	148,834	588,321
二零零六年末期股息	—	—	(60,869)	(60,869)	—	(60,869)
於二零零七年六月三十日	243,505	3,467,162	4,425,088	8,135,755	1,034,280	9,170,035

1 一般資料

嘉華國際集團有限公司(「本公司」)是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司主板上市。註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

本公司及其附屬公司(合稱「本集團」)主要於香港、新加坡及中國內地從事物業發展及投資，以及於日本從事機器貿易。

2 編製基準

此中期財務資料採用歷史成本會計法，並就投資物業之重估及非流動投資之公平值列賬作出修訂及按照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」編製而成。

編製中期財務資料所應用之會計政策及計算方法，與截至二零零七年十二月三十一日止年度之財務報表所用者貫徹一致。

採納新訂／經修訂財務準則

於二零零八年，本集團應用以下與業務運作有關之新訂香港財務報告準則(「財務準則」)新詮釋。

香港(國際財務報告詮譯委員會)—詮譯第11號	香港財務報告準則第2號之集團及庫存股份交易

本集團已評估採納該等新訂詮釋後之影響，認為對本集團之業績及財務狀況或集團之會計政策及財務報表的呈報方式並無重大影響。

3 財務風險管理

有關本集團之財務風險管理目的及政策與截止二零零七年十二月三十一日止年度之財務報表所披露者一致。

4 關鍵會計估算及判斷

所採用之估算及判斷會被持續評估，並根據過往經驗及其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。所得的會計估算如其定義，少與其實際結果相同。編製中期財務資料所採用之估算和假設與編製截止二零零七年十二月三十一日止年度之財務報表所採用者一致。

5 分部資料

根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收共同控制實體及聯營公司款項、應收賬款及預付款，但不包括非流動投資、現金及銀行結餘及可收回稅項。分部負債主要包括應付賬款、應計費用及應付共同控制實體。而業務分部之間沒有任何銷售或貿易交易。

(甲) 業務分部

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總額 港幣千元
截至二零零八年六月三十日止六個月				
營業額	620,079	95,593	—	715,672
經營溢利	363,240	4,933	89,118	457,291
財務費用				(55,444)
應佔共同控制實體之溢利減虧損	40,941	—	—	40,941
應佔聯營公司之虧損	(18)	—	—	(18)
除稅前溢利				442,770
稅項支出				(109,380)
本期溢利				333,390
資本支出	(2,496)	—	—	(2,496)
折舊	(1,735)	—	—	(1,735)
攤銷	(9,108)	—	—	(9,108)
投資物業之公平值變動	107,434	—	—	107,434
於二零零八年六月三十日				
分部資產	11,698,977	9,542	2,144,661	13,853,180
共同控制實體	782,930	—	—	782,930
聯營公司	(23)	—	—	(23)
資產總額	12,481,884	9,542	2,144,661	14,636,087
負債總額	644,492	7,786	4,173,018	4,825,296

5 分部資料（續）

（甲）業務分部（續）

	地產 港幣千元	[illegible] 港幣千元	未分配 港幣千元	綜合 港幣千元
截至二零零七年六月三十日止六個月				
營業額	1,637,319	121,235	—	1,758,554
經營溢利	509,303	2,856	63,970	576,129
財務費用				(40,880)
應佔共同控制實體之溢利減虧損	152,005	—	—	152,005
除税前溢利				687,254
税項支出				(98,933)
本期溢利				588,321
資本支出	(814)	(521)	—	(1,335)
折舊	(1,524)	—	—	(1,524)
攤銷	(2,647)	—	—	(2,647)
投資物業之公平值變動	99,365	—	—	99,365
於二零零七年十二月三十一日				
分部資產	12,029,614	12,282	3,639,338	15,681,234
共同控制實體	700,920	—	—	700,920
聯營公司	(4)	—	—	(4)
資產總額	12,730,530	12,282	3,639,338	16,382,150
負債總額	923,939	10,926	5,887,940	6,822,805

5 分部資料（續）

(乙) 地區分部

	營業額 港幣千元	經營溢利／ （虧損） 港幣千元	資本費用 港幣千元	總資產 港幣千元
截至二零零八年六月三十日止六個月				二零零八年 六月三十日
香港	**438,252**	**162,878**	**2,025**	**5,119,168**
中國內地	**150,375**	**241,110**	**426**	**9,195,724**
新加坡	**31,452**	**48,352**	**45**	**297,833**
日本	**95,593**	**4,951**	**—**	**23,362**
	715,672	**457,291**	**2,496**	**14,636,087**
截至二零零七年六月三十日止六個月				二零零七年 十二月三十一日
香港	4,887	(12,508)	366	8,039,272
中國內地	1,625,936	550,579	441	8,069,370
新加坡	6,496	35,174	7	248,913
日本	121,235	2,884	521	24,595
	1,758,554	576,129	1,335	16,382,150

6 經營溢利

	二零零八年 港幣千元	二零零七年 港幣千元
經營溢利已計入：		
滙兌溢利淨額	**80,629**	37,789
利息收入	**7,394**	27,913
出售附屬公司之收益	**3,985**	—
出售物業、機器及設備之收益	**—**	50
及已扣除：		
銷售存貨成本	**85,783**	115,008
折舊（扣除列於發展物業之資本化金額港幣1,342,000元（二零零七年：港幣727,000元））	**1,735**	1,524
攤銷租賃土地及土地使用權（扣除列於發展物業之資本化金額港幣8,481,000元（二零零七年：港幣17,664,000元））	**9,108**	2,647
土地及樓房之經營租賃租金	**890**	1,800
出售物業、機器及設備之虧損	**61**	—

7 税項支出

	二零零八年 港幣千元	二零零七年 港幣千元
本期税項		
香港利得税	**27,505**	6
海外税項	**37,178**	197,670
遞延税項	**44,697**	(98,743)
	109,380	98,933

香港利得税乃按照本期內估計應課税溢利減承前可用之税項虧損後依16.5%(二零零七年：17.5%)税率提撥。於海外經營業務產生之應課税溢利乃按有關國家適用税率作出撥備。

於二零零七年三月十六日，全國人民代表大會頒佈中華人民共和國新企業所得稅法(「新企業所得稅法」)。根據新企業所得稅法，企業所得稅率從二零零八年一月一日起為25%，取代適用稅率33%。

中國土地增值税乃就土地增值的增值金額(即出售物業所得款項扣除包括土地使用權租金開支及所有房地產開發開支的可扣減開支)按介乎30%至60%不等的遞進税率徵收。此等税項已計入損益表中。

8 中期股息

董事會已議決派發截至二零零八年六月三十日止六個月之中期現金股息，每股港幣1仙，合共港幣24,704,000元(二零零七年：中期現金股息，每股港幣2.5仙，及特別中期現金股息，每股港幣25仙，合共港幣676,041,000元)。此項擬派發股息將於截至二零零八年十二月三十一日止年度列作盈餘儲備分派。

9 每股盈利

本期之每股基本及攤薄盈利之計算如下：

	二零零八年 港幣千元	二零零七年 港幣千元
股東應佔溢利	**250,601**	439,487
具攤薄作用之潛在普通股之影響：		
可換股債券之利息，除税	**722**	677
用以計算每股攤薄盈利之溢利	**251,323**	440,164

	二零零八年	二零零七年
用以計算每股基本盈利之股份加權平均數	**2,460,766,000**	2,433,459,000
具攤薄作用之潛在普通股之影響：		
認股權	**3,414,000**	5,708,000
可換股債券	**19,713,000**	21,277,000
用以計算每股攤薄盈利之股份加權平均數	**2,483,893,000**	2,460,444,000

10 資本支出

截至二零零八年六月三十日止六個月，本集團就物業、機器及設備支出港幣2,500,000元（二零零七年：港幣1,300,000元）。而出售物業、機器及設備則為港幣400,000元（二零零七年：港幣500,000元）。

11 應收賬款及預付款

	二零零八年 六月三十日 港幣千元	二零零七年 十二月三十一日 港幣千元
應收業務賬款，扣除撥備	**6,991**	125,175
其他應收款項，扣除撥備	**32,993**	31,291
預付款及按金	**153,695**	171,762
	193,679	328,228

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

本集團之應收業務賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析如下：

	二零零八年 六月三十日 港幣千元	二零零七年 十二月三十一日 港幣千元
一個月內	**5,025**	123,689
二至三個月	**1,611**	1,179
四至六個月	**333**	249
六個月以上	**22**	58
	6,991	125,175

12 股本

	二零零八年 每股面值 港幣一角 之普通股	港幣千元	二零零七年 每股面值 港幣一角 之普通股	港幣千元
法定				
於一月一日及六月三十日	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
於一月一日	**2,458,690,508**	**245,869**	2,429,947,502	242,995
行使認股權 (a)	**340,000**	**34**	5,107,000	510
可換股債券之轉換 (b)	**10,752,688**	**1,075**	—	—
於六月三十日	**2,469,783,196**	**246,978**	2,435,054,502	243,505

12 股本（續）

(a) 按照本公司之認股權計劃，本公司可授予合符認股權計劃之人仕認購本公司股份。期內，本公司以行使價每股港幣3.882元批出7,933,000股之認股權予本集團及其聯屬公司之董事及選定之僱員（二零零七年：無）。而期內，因應行使認股權而發行340,000股股份（二零零七年：5,107,000股）。在本期內授出認股權的公平值利用Black-Scholes估值模式釐定為港幣10,100,000元。對該模式輸入的重大數據為估值日期的股價為港幣3.84元、授出認股權日期的行使價、預期波動幅度為46%、認股權的預計年期5.35年、預期派息率3%及無風險年利率2.08%。波動幅度是按照預期股價回報的標準差而計量，並根據過去5.35年之每日股價的統計分析計算。於二零零八年六月三十日，根據計劃授出尚未獲行使之認股權如下：

行使期	每股行使價（港幣）	認股權數目	
		二零零八年六月三十日	二零零七年十二月三十一日
二零零四年三月一日至二零一三年二月二十八日	0.720	**199,000**	199,000
二零零六年十月二十二日至二零一一年十月二十一日	1.906	**6,800,000**	7,140,000
二零零八年十一月二十七日至二零一七年十一月二十六日	4.636	**14,360,000**	15,352,000
二零零八年十一月二十七日至二零一七年十一月二十六日	3.882	**6,075,000**	—
		27,434,000	22,691,000

(b) 期內，面值港幣20,000,000元之可換股債券已被轉換為本公司10,752,688股普通股。其中港幣1,075,269元已入賬為股本，餘下之金額則入賬為股份溢價。

13 借貸

	二零零八年六月三十日 港幣千元	二零零七年十二月三十一日 港幣千元
長期銀行貸款		
抵押	**2,087,886**	1,885,244
無抵押	**846,106**	1,969,950
	2,933,992	3,855,194
可換股債券(a)	**17,650**	34,435
	2,951,642	3,889,629
短期銀行貸款		
無抵押	**345,743**	689,869
	3,297,385	4,579,498
列為流動負債之現期部份	**(1,352,987)**	(1,282,246)
	1,944,398	3,297,252

(a) 本集團於二零零四年三月，發行一批面值港幣864,260,000元附有年息0.5%可換股債券，此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元兑換為本公司股份。因本集團派發特別中期股息，換股價於二零零五年十一月調整至每股港幣1.88元及於二零零八年一月再度調整至每股港幣1.86元。該等債券可於二零零九年三月二十三日到期日根據該等債券的有關條款及條件以其本金之91.49%贖回。

13 借貸(續)

(a) (續)

期內，面值港幣20,000,000元之可換股債券已轉換為本公司之10,752,688普通股，餘下未兌換之可換股債券面值港幣20,000,000元(二零零七年：港幣40,000,000元)以攤銷成本價列賬。

14 應付賬款及應計費用

	二零零八年六月三十日 港幣千元	二零零七年十二月三十一日 港幣千元
業務應付賬款	**318,816**	559,432
其他應付賬款	**9,728**	38,670
應付少數股東款項	**84,248**	83,988
應計營運費用	**40,064**	63,718
物業銷售之預售款項	**59,389**	66,988
已收按金	**85,217**	71,132
	597,462	883,928

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零八年六月三十日 港幣千元	二零零七年十二月三十一日 港幣千元
一個月內	**287,828**	506,973
二至三個月	**3,004**	2,474
四至六個月	**15**	174
六個月以上	**27,969**	49,811
	318,816	559,432

15 承擔

	二零零八年六月三十日 港幣千元	二零零七年十二月三十一日 港幣千元
已簽約但未撥備		
物業發展支出承擔	**2,454,766**	1,308,684

16 擔保

本公司已就若干附屬公司、共同控制實體及聯營公司分別取得港幣6,093,000,000元(二零零七年十二月三十一日：港幣6,045,000,000元)、港幣2,404,000,000元(二零零七年十二月三十一日：港幣775,000,000元)及港幣1,009,000,000元(二零零七年十二月三十一日：港幣1,009,000,000元)之信貸額，向銀行及財務機構出具擔保，其中已動用之信貸額分別為港幣2,451,000,000元(二零零七年十二月三十一日：港幣3,232,000,000元)、港幣1,437,000,000元(二零零七年十二月三十一日：港幣438,000,000元)及港幣642,000,000元(二零零七年十二月三十一日：港幣642,000,000元)。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。至二零零八年六月三十日止，可換股債券之餘額為港幣20,000,000元(二零零七年十二月三十一日：港幣40,000,000元)。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

董事之證券權益

截至二零零八年六月三十日，根據證券及期貨條例第XV部第7及第8分部向本公司及香港聯合交易所有限公司（「聯交所」）申報（包括根據證券及期貨條例（「證券及期貨條例」）該等條文被當作或視為擁有的權益及淡倉（如有）），及根據證券及期貨條例第352條而備存的登記冊內，或根據載於聯交所證券上市規則（「上市規則」）附錄十通知本公司及聯交所，各本公司董事（「董事」）在本公司或其相聯法團（定義見證券及期貨條例第XV部）之本公司普通股股份（「股份」）、相關股份及債券之權益及淡倉，與有關認購股份之權益，及該等權益之行使詳情，分列如下：

（甲）股份

	股份數目				
董事姓名	個人權益	家族權益	公司權益	合計	佔已發行股本之百分率
呂志和	7,613,534	7,256,345[1]	1,342,157,115[2]	1,357,026,994	54.95
呂耀東	5,878,035	—	—	5,878,035	0.24
許淇安	1,790,000	—	—	1,790,000	0.07
鄧呂慧瑜	10,080,371	—	—	10,080,371	0.41
林光宇	—	—	—	—	—
鍾逸傑爵士	650,000	—	—	650,000	0.03
梁文建	500,000	—	—	500,000	0.02
李東海	1,050,000	—	—	1,050,000	0.04
陳有慶	1,436,563	—	—	1,436,563	0.06
廖樂柏	753,000	—	—	753,000	0.03
葉樹林	—	—	—	—	—

除另有所述外，以上所有個人權益均為各董事以實益擁有人之身份持有。

附註：

(1) 呂志和博士透過其配偶之權益，被視作擁有7,256,345股股份的權益。

(2) 該1,342,157,115股股份指下列各項的總和：(i) Best Chance Investments Ltd.持有35,696,109股股份；(ii)步基證券有限公司持有3,095,377股股份；(iii) Favor Right Investments Limited持有23,737,000股股份；(iv) Super Focus Company Limited持有1,086,035,985股股份；(v) Premium Capital Profits Limited持有135,435,613股股份；(vi)銘訊有限公司持有58,157,031股股份。呂志和博士為上述公司之最終實益擁有及控制人。

(乙)相關股份—認股權

若干董事實益持有非上市以實物交收的認股權，以認購股份。

截至二零零八年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出由董事、本公司及其附屬公司之僱員(董事除外)及其他參與人持有之認股權變動之詳情載列如下：

		認股權數目						
持有人	授出日期	於二零零八年一月一日持有	於本期內授出[a]	於本期內行使	於本期內已失效	於二零零八年六月三十日持有	每股股份行使價(港元)	行使期
呂志和	二零零五年十月二十一日	1,350,000	—	—	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	1,055,000	—	—	—	1,055,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
呂耀東	二零零五年十月二十一日	1,340,000	—	—	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	二零零七年十一月二十七日	410,000	—	—	—	410,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
	二零零八年一月二十四日	—	800,000	—	—	800,000	3.8820	二零零八年十一月二十七日至二零一七年十一月二十六日
鄧呂慧瑜	二零零五年十月二十一日	930,000	—	—	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	940,000	—	—	—	940,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
	二零零八年一月二十四日	—	800,000	—	—	800,000	3.8820	二零零八年十一月二十七日至二零一七年十一月二十六日
林光宇	—	—	—	—	—	—	—	—
鍾逸傑爵士	二零零三年二月二十八日	150,000	—	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零七年十一月二十七日	500,000	—	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
梁文建	二零零七年十一月二十七日	500,000	—	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
李東海	二零零七年十一月二十七日	500,000	—	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
陳有慶	二零零五年十月二十一日	500,000	—	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	500,000	—	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
廖樂柏	二零零七年十一月二十七日	500,000	—	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
葉樹林	—	—	—	—	—	—	—	—
僱員(合共)	二零零三年二月二十八日	49,000	—	—	—	49,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	3,020,000[b]	—	340,000[c]	—	2,680,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	10,447,000[d]	—	—	992,000	9,455,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
	二零零八年一月二十四日	—	6,333,000[a]	—	1,858,000	4,475,000	3.8820	二零零八年十一月二十七日至二零一七年十一月二十六日

附註：

(a) 於本期內股份在緊接認股權授出日期前一天之收市價為港幣3.730元。

(b) 黃乾亨博士及張惠彬博士於二零零八年五月二十七日本公司之股東週年大會(「二零零八年股東週年大會」)退任為本公司之董事後，他們所持有合共900,000份認股權由「董事」重新分類為「僱員」。

(c) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣3.770元。

(d) 倫贊球先生於二零零八年六月十二日辭任為本公司之董事，以及黃乾亨博士及張惠彬博士於二零零八年股東週年大會退任為本公司之董事後，他們所持有合共1,433,000份認股權由「董事」重新分類為「僱員」。

(e) 倫贊球先生於二零零八年六月十二日辭任為本公司之董事後，其所持有800,000份認股權由「董事」重新分類為「僱員」。

於二零零八年一月二十四日，本公司授出7,933,000份認股權予本公司及其聯屬公司之董事及被選僱員，所有認股權之認購價為每股港幣3.882元，而其中1,858,000認股權已告失效。

於本期內所授出認股權之公平值載於中期財務資料附註12(a)項。

除二零零八年一月二十四日所授出的認股權，可於二零零八年十一月二十七日行使認股權，其他認股權須受一年持有期限。

截至本期內，本公司並無任何認股權被註銷。

上述所有權益均指好倉。

除上文所披露者外，截至二零零八年六月三十日，董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

截至二零零八年六月三十日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，或已知會本公司及聯交所，持有本公司股份及相關股份權益之人士(非本公司董事或行政總裁)，分列如下：

股東名稱	股份數目(好倉)	佔已發行之本公司股份百分比
Super Focus Company Limited	1,086,035,985[1]	43.97
Penta Investment Advisers Limited	369,015,033[2]	14.94
John Zwaanstra先生	369,015,033[3]	14.94
Star II Limited	193,592,644[1]	7.84
Penta Asia Fund, Ltd.	159,840,672[4]	6.47
Todd Zwaanstra先生	159,840,672[5]	6.47
Mercurius GP LLC	159,840,672[6]	6.47
惠理基金管理公司	136,109,000[7]	5.51
惠理集團有限公司	136,109,000[7]	5.51
Cheah Capital Management Limited	136,109,000[8]	5.51
Cheah Company Limited	136,109,000[8]	5.51
恒生銀行信託國際有限公司	136,109,000[8]	5.51
謝清海先生	136,109,000[9]	5.51
杜巧賢女士	136,109,000[10]	5.51

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股股份及193,592,644股股份，呂志和博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited(「Penta Investment」)以投資經理身份擁有369,015,033股股份。

(3) 根據證券及期貨條例之規範下，John Zwaanstra先生因擁有Penta Investment之100%權益而被視為擁有附註(2)所述之369,015,033股股份權益。John Zwaanstra先生就持有Penta Asia Fund, Ltd.(「Penta Asia」)及Mercurius GP LLC(「Mercurius GP」)之投票權逾三分一而被視為擁有Penta Asia及Mercurius GP所持本公司159,840,672股股份之權益。

(4) 該159,840,672股股份乃由Penta Asia之全資附屬公司Penta Master Fund, Ltd.(「Penta Master」)持有，且與Penta Investment名下部份權益重複。

(5) 根據證券及期貨條例之規範下，Todd Zwaanstra先生以Mercurius Partners Trust（為一項全權信託）信託人身份控制Penta Asia之投票權逾三分一，因而被視為擁有Penta Master所持159,840,672股股份之權益。

(6) Mercurius GP為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持159,840,672股股份之權益。

(7) 惠理基金管理公司（「惠理基金」）由惠理集團有限公司（「惠理集團」）全資擁有，以投資經理身份持有136,109,000股股份。

(8) Cheah Capital Management Limited（「CCML」）以持有惠理集團35.65%之權益而被視為擁有136,109,000股股份。CCML由Cheah Company Limited（「CCL」）全資擁有，而CCL則由恒生銀行信託國際有限公司（「HSTI」）全資擁有。HSTI（為一家於巴哈馬群島註冊成立之公司），亦為The C H Cheah Family Trust（為一項全權信託）的受託人。該項信託的受益人包括謝清海先生及其若干家族成員。

(9) 根據證券及期貨條例之規範下，謝清海先生（為惠理集團之主席兼投資總監）透過其於惠理集團之權益控制惠理基金之投票權逾三分一及為The C H Cheah Family Trust之創立人身份，故被視為擁有136,109,000股股份之權益。

(10) 根據證券及期貨條例之規範下，杜巧賢女士為謝清海先生之配偶，因而被視為擁有136,109,000股股份之權益。

下列為重複權益：

(i) John Zwaanstra先生亦擁有Penta Investment所持369,015,033股股份之權益，而該等369,015,033股股份其中159,840,672股股份亦被視為由(a) Todd Zwaanstra先生透過Penta Master擁有權益。Penta Master由Penta Asia全資擁有，而Todd Zwaanstra先生以Mercurius Partners Trust（為一項全權信託）信託人身份控制Penta Asia之投票權逾三分一及(b) Mercurius Partners Trust之創立人Mercurius GP擁有權益；及

(ii) 惠理基金持有136,109,000股股份，而該等股份亦被視為由惠理集團、CCML、CCL、HSTI作為The C H Cheah Family Trust之受託人、謝清海先生及杜巧賢女士同時擁有之權益。

除上述披露者外，截至二零零八年六月三十日，本公司並無接獲任何擁有本公司股份及相關股份的權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報。

上市規則第13.22條

本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保。為遵守上市規則，聯屬公司於二零零八年六月三十日合併資產負債表披露如下：

	合併資產負債表 港幣千元	集團所佔權益 港幣千元
非流動資產	356,617	148,018
流動資產	20,167,919	5,069,432
流動負債	(446,538)	(171,904)
	20,077,998	5,045,546
股本	816,495	338,841
儲備	1,065,320	444,066
應付股東款項	9,286,288	2,172,992
非流動負債	8,909,895	2,089,647
	20,077,998	5,045,546

購入、出售或贖回本公司上市證券

本公司及其附屬公司於本期內並無購入、出售或贖回任何本公司之股份及可換股債券。

審核委員會

本公司之審核委員會已於二零零八年九月五日召開會議，及審閱本公司所採納的會計原則及慣例，並討論有關審計、內部監控及財務申報事宜。本集團截至本期末之未經審核中期業績已經由本公司之審核委員會及獨立核數師羅兵咸永道會計師事務所審閱。

董事會歡迎葉樹林博士於二零零八年六月二十日起獲委任為本公司審核委員會主席。董事會感謝張惠彬博士於二零零八年五月二十七日退任前出任為本公司之審核委員會主席所作出的貢獻。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十作為本公司之董事進行證券交易的標準守則（「標準守則」）。經本公司全體董事作出詳細查詢，本公司確認於截至本期內，彼等均已遵守標準守則所規定之標準。

企業管治

本期內，本公司一直遵守載於上市規則附錄十四《企業管治常規守則》之守則條文，守則條文A.4.2條規定除外。關於偏離此項守則條文，董事會認為載於本公司二零零七年年報（「二零零七年年報」）之企業管治報告書內「遵守附錄十四」一節中提及之理據依然成立。董事會將繼續檢討有關事項，於適當時候作出相應措施。自二零零七年年報日起，林光宇先生於二零零八年五月二十八日獲委任為本公司之執行董事，而倫贊球先生於二零零八年六日十六日辭任本公司之執行董事及副董事總經理職位。於二零零八年六月二十日起，葉樹林博士獲委任為本公司之獨立非執行董事。黃乾亨博士及張惠彬博士於二零零八年五月二十七日之股東週年大會結束時分別退任為本公司之非執行董事及獨立非執行董事。

暫停辦理登記手續

本公司將於二零零八年十月六日至二零零八年十月十日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派中期股息，股東須將一切過戶文件及有關之股票於二零零八年十月三日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712–1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
陳明德

香港，二零零八年九月十日

Printed by Cre8 (Greater China) Ltd.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29/F, K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道191號嘉華國際中心29樓
Tel 電話: (852) 2880 0178 Fax 傳真: (852) 2880 5610

www.kwih.com



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

INTERIM RESULTS HIGHLIGHTS

The Board of Directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "***Group***") for the six months ended 30 June 2008 ("***Period***") as follows:

- Revenue was HK$716 million (2007: HK$1,759 million)
- Operating profit was HK$457 million (2007: HK$576 million)
- Profit for the period was HK$333 million (2007: HK$588 million)
- Profit attributable to shareholders was HK$251 million (2007: HK$439 million)
- Earnings per share (basic) was 10.18 HK cents (2007: 18.06 HK cents)

INTERIM DIVIDEND

The Board has declared an interim cash dividend for the Period of 1 HK cent per share, totaling HK$24,704,000, payable on 7 November 2008 to the shareholders whose names appear on the registers of members of the Company at the close of business on 10 October 2008 (2007: an interim cash dividend of 2.5 HK cents per share and a special interim cash dividend of 25 HK cents per share, totaling HK$676,041,000).

CONDENSED CONSOLIDATED PROFIT AND LOSS STATEMENT (unaudited)
For the six months ended 30 June 2008

	Note	2008 HK$'000	2007 HK$'000
Revenue	2	**715,672**	1,758,554
Cost of sales		**(362,511)**	(1,286,769)
Gross profit		**353,161**	471,785
Other operating income		**116,660**	67,386
Administrative expenses		**(113,921)**	(61,183)
Other operating expenses		**(6,043)**	(1,224)
Change in fair value of investment properties		**107,434**	99,365
Operating profit	2 & 3	**457,291**	576,129
Finance costs		**(55,444)**	(40,880)
Share of profits less losses of jointly controlled entities		**40,941**	152,005
Share of losses of associated companies		**(18)**	–
Profit before taxation		**442,770**	687,254
Taxation charge	4	**(109,380)**	(98,933)
Profit for the period		**333,390**	588,321
Attributable to:			
Shareholders		**250,601**	439,487
Minority interests		**82,789**	148,834
		333,390	588,321
Interim dividend	6	**24,704**	61,368
Special interim dividend	6	**–**	614,673
		HK cents	*HK cents*
Earnings per share	5		
Basic		**10.18**	18.06
Diluted		**10.12**	17.89

CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)
As at 30 June 2008

	Note	30 June 2008 HK$'000	31 December 2007 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**53,511**	52,732
Investment properties		**3,938,800**	3,679,112
Leasehold land and land use rights		**67,097**	67,390
Jointly controlled entities		**782,930**	700,920
Associated companies		**(23)**	(4)
Non-current investments		**822,169**	1,191,008
Other non-current assets		**6,274**	7,099
		5,670,758	5,698,257
Current assets			
Development properties		**5,297,460**	4,800,680
Amounts due from jointly controlled entities		**1,485,573**	2,454,691
Amounts due from associated companies		**670,148**	652,790
Debtors and prepayments	7	**193,679**	328,228
Tax recoverable		**2,762**	2,762
Cash and bank balances		**1,315,707**	2,444,742
		8,965,329	10,683,893
Total assets		**14,636,087**	16,382,150
EQUITY			
Share capital		**246,978**	245,869
Reserves		**8,348,253**	8,256,702
Shareholders' funds		**8,595,231**	8,502,571
Minority interests		**1,215,560**	1,056,774
Total equity		**9,810,791**	9,559,345
LIABILITIES			
Non-current liabilities			
Borrowings		**1,944,398**	3,297,252
Deferred taxation liabilities		**596,204**	527,379
		2,540,602	3,824,631
Current liabilities			
Amounts due to jointly controlled entities		**56,315**	56,286
Creditors and accruals	8	**597,462**	883,928
Current portion of borrowings		**1,352,987**	1,282,246
Tax payable		**204,159**	161,041
Dividend payable		**73,771**	614,673
		2,284,694	2,998,174
Total liabilities		**4,825,296**	6,822,805
Total equity and liabilities		**14,636,087**	16,382,150

NOTES

1. Basis of preparation

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties and non-current investments, which are carried at fair value and in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2007.

In 2008, the Group adopted the new interpretation of Hong Kong Financial Reporting Standards ("HKFRS") below, which is relevant to its operations.

HK(IFRIC) — Int 11	HKFRS 2 — Group and Treasury Share Transactions

The Group has assessed the impact of the adoption of this new interpretation and considered that there was no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies and presentation of the financial statements.

2. Segment information

The Group is principally engaged in property development and investment in Hong Kong, Mainland China and Singapore. In Japan, the Group carries on trading of plant and machinery. There are no other significant identifiable separate businesses. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, amounts due from jointly controlled entities and associated companies, debtors and prepayments and mainly exclude non-current investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and amounts due to jointly controlled entities. There are no sales or trading transactions between the business segments.

2. Segment information (Cont'd)

(A) BUSINESS SEGMENTS

	Properties *HK$'000*	Trading *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2008				
Revenue	**620,079**	**95,593**	—	**715,672**
Operating profit	**363,240**	**4,933**	**89,118**	**457,291**
Finance costs				**(55,444)**
Share of profits less losses of jointly controlled entities	**40,941**	—	—	**40,941**
Share of losses of associated companies	**(18)**	—	—	**(18)**
Profit before taxation				**442,770**
Taxation charge				**(109,380)**
Profit for the period				**333,390**
Capital expenditure	**(2,496)**	—	—	**(2,496)**
Depreciation	**(1,735)**	—	—	**(1,735)**
Amortization	**(9,108)**	—	—	**(9,108)**
Change in fair value of investment properties	**107,434**	—	—	**107,434**

	Properties *HK$'000*	Trading *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Six months ended 30 June 2007				
Revenue	1,637,319	121,235	—	1,758,554
Operating profit	509,303	2,856	63,970	576,129
Finance costs				(40,880)
Share of profits less losses of jointly controlled entities	152,005	—	—	152,005
Profit before taxation				687,254
Taxation charge				(98,933)
Profit for the period				588,321
Capital expenditure	(814)	(521)	—	(1,335)
Depreciation	(1,524)	—	—	(1,524)
Amortization	(2,647)	—	—	(2,647)
Change in fair value of investment properties	99,365	—	—	99,365

2. Segment information (Cont'd)

(B) GEOGRAPHICAL SEGMENTS

	Revenue		Operating profit/(loss)	
	2008	2007	**2008**	2007
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Six months ended 30 June				
Hong Kong	**438,252**	4,887	**162,878**	(12,508)
Mainland China	**150,375**	1,625,936	**241,110**	550,579
Singapore	**31,452**	6,496	**48,352**	35,174
Japan	**95,593**	121,235	**4,951**	2,884
	715,672	1,758,554	**457,291**	576,129

3. Operating profit

	2008	2007
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Exchange gain	**80,629**	37,789
Interest income	**7,394**	27,913
Gain on disposal of a subsidiary	**3,985**	–
Gain on disposal of property, plant and equipment	**–**	50
and after charging :		
Cost of inventories sold	**85,783**	115,008
Depreciation (net of capitalization)	**1,735**	1,524
Amortization for leasehold land and land use rights (net of capitalization)	**9,108**	2,647
Operating lease rental for land and buildings	**890**	1,800
Loss on disposal of property, plant and equipment	**61**	–

4. Taxation charge

	2008	2007
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**27,505**	6
Overseas taxation	**37,178**	197,670
Deferred taxation	**44,697**	(98,743)
	109,380	98,933

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

With effect from 1 January 2008, the corporate income tax rate for the Group is reduced from 33% to 25% upon coming into effect of the new Corporate Income Tax Law in Mainland China approved by the National People's Congress on 16 March 2007.

4. Taxation charge (Cont'd)

Land appreciation tax in Mainland China is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditure including lease charges of land use rights and all property development expenditures, which is included in the profit and loss statement as taxation charge.

5. Earnings per share

The calculation of basic and diluted earnings per share for the period is based on the followings:

	2008	2007
	HK$'000	*HK$'000*
Profit attributable to shareholders	**250,601**	439,487
Effect of dilutive potential ordinary shares		
Interest on convertible bonds, net of tax	**722**	677
Profit for calculation of diluted earnings per share	**251,323**	440,164

	2008	2007
Weighted average number of shares for calculating basic earnings per share	**2,460,766,000**	2,433,459,000
Effect of dilutive potential ordinary shares		
Share options	**3,414,000**	5,708,000
Convertible bonds	**19,713,000**	21,277,000
Weighted average number of shares for calculating diluted earnings per share	**2,483,893,000**	2,460,444,000

6. Interim dividend

The Board has declared an interim cash dividend of HK$24,704,000 (being 1 HK cent per share) (2007: an interim cash dividend of 2.5 HK cents per share and a special interim cash dividend of 25 HK cents per share, totaling HK$676,041,000). This amount will be accounted for as an appropriation of revenue reserves in the year ending 31 December 2008.

7. Debtors and prepayments

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Trade debtors	**6,991**	125,175
Other debtors	**32,993**	31,291
Prepayments and deposits	**153,695**	171,762
	193,679	328,228

7. Debtors and prepayments (Cont'd)

Trade debtors mainly comprise receivable for sales of goods and rental. Rental from tenants is due and payable in advance. The terms for sales of goods vary and are determined with reference to the prevailing market conditions.

The aging analysis of the trade debtors of the Group based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Within one month	**5,025**	123,689
Two to three months	**1,611**	1,179
Four to six months	**333**	249
Over six months	**22**	58
	6,991	125,175

8. Creditors and accruals

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Trade creditors	**318,816**	559,432
Other creditors	**9,728**	38,670
Amounts due to minority shareholders	**84,248**	83,988
Accrued operating expenses	**40,064**	63,718
Advanced proceeds on sale of properties	**59,389**	66,988
Deposits received	**85,217**	71,132
	597,462	883,928

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	30 June 2008	31 December 2007
	HK$'000	*HK$'000*
Within one month	**287,828**	506,973
Two to three months	**3,004**	2,474
Four to six months	**15**	174
Over six months	**27,969**	49,811
	318,816	559,432

MANAGEMENT DISCUSSION AND ANALYSIS

(I) BUSINESS REVIEW AND OUTLOOK

Operating Results

Revenue and profit attributable to shareholders for the Period was HK$716 million and HK$251 million respectively, compared to HK$1,759 million and HK$439 million for same period last year. The decrease in profit was mainly due to lesser projects were completed for profit recognition purpose during the Period.

Property Development and Investment in Mainland China

The central government's macroeconomic control and a generally tightened bank credit policy are expected to remain for the last quarter of 2008, which will have an impact on the residential property market of the Mainland China. The Group has a total of nine pieces of land in Shanghai, Guangzhou and Jiangmen. Total development attributable gross floor area of the residential and commercial development projects of the Group in Mainland China is estimated to be approximately 21,500,000 square feet. Our Mainland China projects will be developed in phases in line with market conditions and are progressing well according to schedule. The Group continues to have strong rental income from its Shanghai K. Wah Centre.

Property Development and Investment in Hong Kong

The overall property market in Hong Kong remains stable. The fundamentals of the local property market remain intact. The Government's forecast shows a shortage of residential units in the private sector and demand for housing is likely to remain strong in the near term. However, there has been a slow down in sales transactions in the past few months. The Group has residential development projects with attributable gross floor area of approximately 700,000 square feet. Most of these development projects are scheduled for completion in 2010 and 2011.

Investment in Galaxy Entertainment Group Limited ("*GEG*")

The Group continues to hold its investment in GEG which is being carried at fair value. As of 30 June 2008, the share price of GEG was HK$5.06 as compared to HK$7.33 at 31 December 2007. The change in the fair value of approximately HK$369 million was recorded in reserve.

Outlook

It is clear from the United States government's conservatorship action with Fannie Mae and Freddie Mac that, after the biggest surge in mortgage defaults in the last 3 decades, the United States economy will not recover until the bulk of the housing market correction is behind her. Credit crunch in the global capital market following the fall out from the sub-prime crisis, inflationary pressure, and volatility in oil and commodity price all conspire to add uncertainty – if not downside – to growth. Financial market turmoil has since spilled over from the United States to Europe, and now leverage de-coupling is starting to take its toll on Asian export economies.

Mainland China and Hong Kong are not immune. Since the beginning of this year, housing price correction in Mainland China has been going in lockstep with stock market correction. While we remain optimistic on her long-term economic prospect, a short-term easing on the economic growth of Mainland China can have impact on her housing market and in turn, on the sales, turnover and earnings of the Group. Hong Kong's economy will inevitably be affected by the fallout from a possible global slowdown. Despite the fact that the impact on Hong Kong may be moderated by Mainland China's solid sustainable development, it is possible for the Hong Kong housing market to also go into period of consolidation in the near term, which can affect the Group's results and performance.

The Board views the economic outlook of the Group's major operating markets with caution. Into the last quarter of 2008 and the first quarter of 2009, there will still be uncertainties in the business environment for the Group. Management is exercising caution in making acquisitions and planning, and is timely tuning its business strategies in line with changing market conditions.

(II) FINANCIAL REVIEW

Financial Position

The financial position of the Group remained strong. As of 30 June 2008, total funds employed was HK$13 billion as compared to HK$14 billion at 31 December 2007.

The number of the issued shares of the Company increased slightly as a result of small amount of the share options being exercised and the conversion of the convertible bonds during the Period. The dilution effect is minimal and was offset by the profit earned for the Period.

Liquidity and Gearing Ratio

Cash and bank balances as of 30 June 2008 stood at HK$1,316 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 15%.

The Group's liquidity and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its working capital requirements, future acquisitions and investments.

Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong dollar. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the Period, the Group has not engaged in the use of derivative products.

Charges on Group Assets

As of 30 June 2008, certain subsidiaries of the Group pledged assets (comprising investment properties, development properties, leasehold land and land use rights, and buildings) with aggregate carrying values of HK$6,266 million (31 December 2007: HK$5,618 million) to banks to secure the Group's borrowing facilities.

Guarantees

The Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries, jointly controlled entities and associated companies amounting to HK$6,093 million (31 December 2007: HK$6,045 million), HK$2,404 million (31 December 2007: HK$775 million) and HK$1,009 million (31 December 2007: HK$1,009 million) respectively, of which HK$2,451 million (31 December 2007: HK$3,232 million), HK$1,437 million (31 December 2007: HK$438 million) and HK$642 million (31 December 2007: HK$642 million) have been utilized respectively.

The Company has also executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$20 million (31 December 2007: HK$40 million) as of 30 June 2008.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

Employees and remuneration policy

As of 30 June 2008, the Group, excluding jointly controlled entities and associated companies, employs 311 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$72,574,000 for the Period under review.

The Group continues to attract, retain, motivate and promote competent and committed individuals for its long term success and growth. The Group believes our remuneration packages are fair and competitive based on quality, merit and development potentials.

With approval by the shareholders in 1989, the Group has a share option scheme for executives and general staff for the purpose of providing competitive remuneration package and long term retention of management talents and good performers. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

CORPORATE GOVERNANCE

During the Period, save for Code Provision A.4.2, the Company has complied with all the provisions in the Code on Corporate Governance Practices set out in the Appendix 14 to the Rules Governing the Listing of Securities ("***Listing Rules***") on The Stock Exchange of Hong Kong Limited. The Board believes that the underlying rationale for such a deviation, as mentioned under the section headed "COMPLIANCE WITH APPENDIX 14 OF THE LISTING RULES" in the Corporate Governance Report of its 2007 Annual Report ("***2007 Annual Report***"), still holds. The Board will continue to review and recommend such steps and action as appropriate in the circumstances of such deviation. Since the 2007 Annual Report, Mr. Lam Kwong Yu has been appointed as executive director and Mr. Lennon Lun Tsan Kau has resigned as executive director and deputy managing director, respectively, on 28 May 2008 and 16 June 2008, and Dr. William Yip Shue Lam has been appointed as independent non-executive director of the Company on 20 June 2008. Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun retired, respectively, as non-executive director and as independent non-executive director of the Company at the conclusion of the annual general meeting on 27 May 2008.

AUDIT COMMITTEE

The Audit Committee of the Company has met on 5 September 2008 and reviewed the Company's accounting principles and practices and discussed auditing, internal control and financial reporting matters. The Group's unaudited interim results for the Period have been reviewed by the Audit Committee of the Company and by the Company's independent auditors – PricewaterhouseCoopers.

The Board welcomes the appointment of Dr. William Yip Shue Lam as the chairman of the Audit Committee on 20 June 2008. The Board thanks Dr. Charles Cheung Wai Bun for his contributions to the Audit Committee before his retirement (as then chairman) on 27 May 2008.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's shares or convertible bonds during the Period.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 6 October 2008 to 10 October 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 3 October 2008.

PUBLICATION OF FURTHER INFORMATION ON WEBSITE

This interim results announcement is published on the respective websites of the Company and Hong Kong Exchanges and Clearing Limited ("***HKEx***"). The 2008 Interim Report containing all the applicable information required by the Listing Rules will be dispatched to the shareholders of the Company and published on the respective websites of the Company and the HKEx in late September 2008.

DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Ms. Paddy Tang Lui Wai Yu and Mr. Lam Kwong Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Mr. Robert George Nield and Dr. William Yip Shue Lam.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 10 September 2008

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零八年六月三十日止六個月之
中期業績公佈

中期業績摘要

K. Wah International Holdings Limited 嘉華國際集團有限公司（「**本公司**」）董事會（「**董事會**」）欣然宣佈，本公司及其附屬公司（「**本集團**」）截至二零零八年六月三十日止六個月（「**本期**」）之未經審核中期業績如下：

- 營業額為港幣 716,000,000 元（二零零七年：港幣 1,759,000,000 元）
- 經營溢利為港幣 457,000,000 元（二零零七年：港幣 576,000,000 元）
- 本期溢利為港幣 333,000,000 元（二零零七年：港幣 588,000,000 元）
- 股東應佔溢利為港幣 251,000,000 元（二零零七年：港幣 439,000,000 元）
- 每股盈利（基本）為港幣 10.18 仙（二零零七年：港幣 18.06 仙）

中期股息

董事會已議決於二零零八年十一月七日向名列在二零零八年十月十日本公司股東名冊內之股東派發截至本期末之中期現金股息，每股港幣 1 仙，合共港幣 24,704,000 元（二零零七年：中期現金股息，每股港幣 2.5 仙，及特別中期現金股息，每股港幣 25 仙，合共港幣 676,041,000 元）。

簡明綜合損益表（未經審核）

截至二零零八年六月三十日止六個月

	附註	二零零八年 港幣千元	二零零七年 港幣千元
營業額	2	**715,672**	1,758,554
銷售成本		**(362,511)**	(1,286,769)
毛利		**353,161**	471,785
其他營運收入		**116,660**	67,386
行政費用		**(113,921)**	(61,183)
其他營運費用		**(6,043)**	(1,224)
投資物業之公平值變動		**107,434**	99,365
經營溢利	2 & 3	**457,291**	576,129
財務費用		**(55,444)**	(40,880)
應佔共同控制實體之溢利減虧損		**40,941**	152,005
應佔聯營公司之虧損		**(18)**	–
除稅前溢利		**442,770**	687,254
稅項支出	4	**(109,380)**	(98,933)
本期溢利		**333,390**	588,321
應佔：			
股東		**250,601**	439,487
少數股東權益		**82,789**	148,834
		333,390	588,321
中期股息	6	**24,704**	61,368
特別中期股息	6	**–**	614,673
		港仙	*港仙*
每股盈利	5		
基本		**10.18**	18.06
攤薄		**10.12**	17.89

簡明綜合資產負債表（未經審核）
二零零八年六月三十日

	附註	二零零八年 六月三十日 *港幣千元*	二零零七年 十二月三十一日 *港幣千元*
資產			
非流動資產			
物業、機器及設備		53,511	52,732
投資物業		3,938,800	3,679,112
租賃土地及土地使用權		67,097	67,390
共同控制實體		782,930	700,920
聯營公司		(23)	(4)
非流動投資		822,169	1,191,008
其他非流動資產		6,274	7,099
		5,670,758	5,698,257
流動資產			
發展物業		5,297,460	4,800,680
應收共同控制實體款項		1,485,573	2,454,691
應收聯營公司款項		670,148	652,790
應收賬款及預付款	7	193,679	328,228
可收回稅項		2,762	2,762
現金及銀行結餘		1,315,707	2,444,742
		8,965,329	10,683,893
總資產		14,636,087	16,382,150
權益			
股本		246,978	245,869
儲備		8,348,253	8,256,702
股東權益		8,595,231	8,502,571
少數股東權益		1,215,560	1,056,774
總權益		9,810,791	9,559,345
負債			
非流動負債			
借貸		1,944,398	3,297,252
遞延稅項負債		596,204	527,379
		2,540,602	3,824,631
流動負債			
應付共同控制實體款項		56,315	56,286
應付賬款及應計費用	8	597,462	883,928
借貸之現期部份		1,352,987	1,282,246
應付稅項		204,159	161,041
應付股息		73,771	614,673
		2,284,694	2,998,174
總負債		4,825,296	6,822,805
總權益及負債		14,636,087	16,382,150

附註

1. **編製基準**

此中期財務資料採用歷史成本會計法，並就投資物業之重估及非流動投資之公平值列賬作出修訂及按照香港會計師公會頒佈之香港會計準則第 34 號「中期財務報告」編製而成。

編製中期財務資料所應用之會計政策及計算方法，與截至二零零七年十二月三十一日止年度之財務報表所用者貫徹一致。

於二零零八年，本集團應用以下與業務運作有關之新訂香港財務報告準則。

香港（國際財務報告詮譯委員會）－ 詮譯第 11 號	香港財務報告準則第 2 號之集團及庫存股份交易

本集團已評估採納該等新訂詮釋之影響及認爲對本集團之業績、財務狀況及集團之會計政策及財務報表的呈報方式並無重大影響。

2. **分部資料**

本集團主要在香港、中國內地及新加坡從事物業發展及投資。在日本，本集團從事機器貿易。此外並沒有其他重大獨立分部業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部爲次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、共同控制實體及聯營公司之應收款、應收賬款及預付款，但不包括非流動投資、現金及銀行結餘及可收回稅項。分部負債主要包括應付賬款、應計費用及對共同控制實體之應付款。而業務分部之間沒有任何銷售貿易交易。

2. 分部資料 (續)

(甲) 業務分部

	地產	貿易	未經分類	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
截至二零零八年六月三十日止六個月				
營業額	620,079	95,593	—	715,672
經營溢利	363,240	4,933	89,118	457,291
財務費用				(55,444)
應佔共同控制實體之溢利減虧損	40,941	—	—	40,941
應佔聯營公司之虧損	(18)	—	—	(18)
除稅前溢利				442,770
稅項支出				(109,380)
本期溢利				333,390
資本支出	(2,496)	—	—	(2,496)
折舊	(1,735)	—	—	(1,735)
攤銷	(9,108)	—	—	(9,108)
投資物業之公平值變動	107,434	—	—	107,434
截至二零零七年六月三十日止六個月				
營業額	1,637,319	121,235	—	1,758,554
經營溢利	509,303	2,856	63,970	576,129
財務費用				(40,880)
應佔共同控制實體之溢利減虧損	152,005	—	—	152,005
除稅前溢利				687,254
稅項支出				(98,933)
本期溢利				588,321
資本支出	(814)	(521)	—	(1,335)
折舊	(1,524)	—	—	(1,524)
攤銷	(2,647)	—	—	(2,647)
投資物業之公平值變動	99,365	—	—	99,365

2. **分部資料 (續)**

（乙）按地區分佈

	營業額		經營溢利/(虧損)	
	二零零八年	二零零七年	**二零零八年**	二零零七年
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
截至六月三十日止六個月				
香港	**438,252**	4,887	**162,878**	(12,508)
中國內地	**150,375**	1,625,936	**241,110**	550,579
新加坡	**31,452**	6,496	**48,352**	35,174
日本	**95,593**	121,235	**4,951**	2,884
	715,672	1,758,554	**457,291**	576,129

3. **經營溢利**

	二零零八年	二零零七年
	港幣千元	*港幣千元*
經營溢利已計入：		
匯兌收益	**80,629**	37,789
利息收入	**7,394**	27,913
出售附屬公司之收益	**3,985**	—
出售物業、機器及設備之收益	**—**	50
及已扣除：		
銷售存貨成本	**85,783**	115,008
折舊(資本化後)	**1,735**	1,524
租賃土地及土地使用權之攤銷(資本化後)	**9,108**	2,647
土地及樓房之經營租賃租金	**890**	1,800
出售物業、機器及設備之虧損	**61**	—

4. **稅項支出**

	二零零八年	二零零七年
	港幣千元	*港幣千元*
本期稅項		
香港利得稅	**27,505**	6
海外稅項	**37,178**	197,670
遞延稅項	**44,697**	(98,743)
	109,380	98,933

香港利得稅乃按照本期間估計應課稅溢利減承前可用之稅項虧損後依 16.5%（二零零七年：17.5%）稅率提撥。於海外經營業務所產生之應課稅溢利乃按有關國家適用稅率作出撥備。

於二零零七年三月十六日，全國人民代表大會頒佈中華人民共和國新企業所得稅法（「新企業所得稅法」)。根據新企業所得稅法，企業所得稅率從二零零八年一月一日起為 25%，取代適用稅率 33%。

4. 稅項支出(續)

中國土地增值稅乃就土地增值的增值金額(即出售物業所得款項扣除包括土地使用權租金開支及所有房地產開發開支的可扣減開支)按介乎30%至60%不等的遞進稅率徵收。此等稅項已計入損益表中。

5. 每股盈利

本期之每股基本及攤薄盈利之計算如下:

	二零零八年 *港幣千元*	二零零七年 *港幣千元*
股東應佔溢利	**250,601**	439,487
具攤薄作用之潛在普通股之影響		
可換股債券之利息,除稅	**722**	677
用以計算每股攤薄盈利之溢利	**251,323**	440,164

	二零零八年	二零零七年
用以計算每股基本盈利之股份加權平均數	**2,460,766,000**	2,433,459,000
具攤薄作用之潛在普通股之影響		
認股權	**3,414,000**	5,708,000
可換股債券	**19,713,000**	21,277,000
用以計算每股攤薄盈利之股份加權平均數	**2,483,893,000**	2,460,444,000

6. 中期股息

董事會已議決派發截至本期末之中期現金股息港幣24,704,000元(即每股港幣1仙)(二零零七年:中期現金股息,每股港幣2.5仙,及特別中期現金股息,每股港幣25仙,合共港幣676,041,000元)。此項擬派發股息將於截至二零零八年十二月三十一日止年度列作盈餘儲備分派。

7. 應收賬款及預付款

	二零零八年 六月三十日 *港幣千元*	二零零七年 十二月三十一日 *港幣千元*
應收業務賬款	**6,991**	125,175
其他應收賬款	**32,993**	31,291
預付款及按金	**153,695**	171,762
	193,679	328,228

7. 應收賬款及預付款 (續)

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

本集團之應收業務賬款依發票日期計算及扣除呆壞賬撥備後之賬齡分析如下：

	二零零八年 六月三十日 *港幣千元*	二零零七年 十二月三十一日 *港幣千元*
一個月內	**5,025**	123,689
二至三個月	**1,611**	1,179
四至六個月	**333**	249
六個月以上	**22**	58
	6,991	125,175

8. 應付賬款及應計費用

	二零零八年 六月三十日 *港幣千元*	二零零七年 十二月三十一日 *港幣千元*
業務應付賬款	**318,816**	559,432
其他應付賬款	**9,728**	38,670
應付少數股東款項	**84,248**	83,988
應計營運費用	**40,064**	63,718
物業銷售之預售款項	**59,389**	66,988
已收按金	**85,217**	71,132
	597,462	883,928

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零八年 六月三十日 *港幣千元*	二零零七年 十二月三十一日 *港幣千元*
一個月內	**287,828**	506,973
二至三個月	**3,004**	2,474
四至六個月	**15**	174
六個月以上	**27,969**	49,811
	318,816	559,432

管理層之討論及分析

(I) 業務回顧及展望

經營業績

本期之營業額及股東應佔溢利分別爲港幣 716,000,000 元及港幣 251,000,000 元，去年同期分別爲港幣 1,759,000,000 元及港幣 439,000,000 元。溢利下跌的原因主要由於本期內已完成並可確認入賬之項目較少。

中國內地的物業發展及投資

預計中央政府的宏觀經濟調控及一般性收緊銀行信貸的政策將持續至二零零八年最後一季，而中國內地的住宅物業市場將繼續受到影響。本集團在上海、廣州及江門共有九幅地皮。本集團現有中國內地綜合發展住宅及商業樓宇項目之總可發展樓面面積約爲 21,500,000 平方呎，本集團將按程序分階段發展該等項目，以配合中國內地市場需求。本集團項目工程進度良好，上海嘉華中心會繼續爲本集團帶來強勁的租金收入。

香港的物業發展及投資

香港整體的物業市場維持穩定，本地物業市場之基礎維持不變。據政府對物業市場的預測，私人住宅樓宇之供應量將會呈現短缺。雖然過去幾個月內，樓宇的銷售交易稍爲回落，但於短期內房屋的需求仍然保持強勁。本集團擁有住宅發展項目的樓面面積約爲700,000 平方呎，大部份的發展項目預計於二零一零年及二零一一年落成。

於銀河娛樂集團有限公司（「銀河娛樂」）的投資

本集團繼續持有銀河娛樂的投資，以公平值列賬。於二零零八年六月三十日，銀河娛樂 之股價爲港幣5.06元，相較於二零零七年十二月三十一日之股價爲港幣7.33元。約港幣369,000,000元的公平值變動已計入儲備中。

展望

在按揭違約情況出現三十年以來最大幅度的增加後，美國政府接管房利美及房貸美之行動已清楚表明，美國經濟必然在房屋市場完成多項調整後才會復甦。隨著次按危機爆發及爲此引起的全球資本市場資金短缺、再加上通脹壓力增大、油價及商品價格波動，此等等即使不爲增長帶來不利因素，亦必定爲經濟加添不確定性。金融市場風暴自此由美國席捲歐洲，現時，情況開始影響亞洲出口經濟體系。

中國內地及香港亦不能獨善其身。自本年初起，中國內地的房屋價格與股票市場同步出現調整。雖然本集團對中國內地的長期經濟前景保持樂觀，但短期內中國經濟增長放緩可能對內地房屋市場構成影響，進而影響本集團的銷售額、營業額及盈利。香港經濟無可避免受全球經濟可能放緩所影響。儘管中國內地穩健的可持續發展能夠減輕香港所受的影響，但短期內香港的房屋市場亦有可能進行整合，因而影響本集團的業績及表現。

董事會審慎觀察本集團主要營運市場的經濟前景。由二零零八年最後一季至二零零九年首季，本集團的營商環境仍然存在不明朗因素。管理層審慎處理收購及規劃事宜，並將適時地調整業務策略以配合市況的轉變。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於二零零八年六月三十日，資金運用之總額為港幣13,000,000,000元，二零零七年十二月三十一日為港幣14,000,000,000元。

於本期內，行使之認股權及已轉換之可換股債券令本公司已發行股份之數目稍為增加。然而，所產生之攤薄效應不大及已被本期之溢利所抵銷。

流動資金及負債比率

於二零零八年六月三十日，本集團之現金及銀行結餘為港幣1,316,000,000元。在負債比率方面（定義為未償還之貸款總額減現金結餘後除以資產總額）維持在15%的穩健水平。

本集團之流動資金及負債比率狀況保持健康水平，備有充裕之資金，以應付日常營運需求、未來的收購及投資。

庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動而影響本集團之營運。於本期內，本集團並無投資於與本集團財務無關之衍生工具。

本集團資產之抵押

於二零零八年六月三十日，本集團若干附屬公司之抵押資產（包括投資物業、發展物業、租賃土地、土地使用權及建築物）合共賬面值港幣 6,266,000,000元（二零零七年十二月三十一日：港幣5,618,000,000元）給予銀行作爲本集團借貸之擔保。

擔保

本公司已就若干附屬公司、共同控制實體及聯營公司分別取得之港幣6,093,000,000元（二零零七年十二月三十一日： 港幣6,045,000,000元）、港幣2,404,000,000元（二零零七年十二月三十一日 ：港幣775,000,000元）及港幣1,009,000,000元（二零零七年十二月三十一日 ：港幣1,009,000,000元）信貸額向銀行及財務機構出具擔保，其中已動用之信貸額分別爲港幣2,451,000,000元（二零零七年十二月三十一日：港幣3,232,000,000元）、港幣1,437,000,000元（二零零七年十二月三十一日：港幣438,000,000元）及港幣642,000,000元（二零零七年十二月三十一日：港幣642,000,000元）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。至二零零八年六月三十日止，可換股債券之未償還餘額爲港幣20,000,000元（二零零七年十二月三十一日：港幣40,000,000元）。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零八年六月三十日，本集團在香港及中國內地僱員總人數爲311人（不包括共同控制實體及聯營公司）。於本期內，僱員成本（不包括董事酬金）爲港幣72,574,000元 。

本集團致力吸引、挽留、激勵和提升潛質優秀及忠誠之僱員，以達致業務的長遠成功及發展。本集團根據個別僱員之工作表現、能力及發展潛能釐定酬金水平，以達致公平、合理及具市場競爭力的薪酬制度。

本集團於一九八九年獲股東批准後，已爲行政人員及員工設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材及員工。此外，本集團亦著重爲員工提供培訓及發展的機會。至於中國內地的員工，會參照中國內地市場的薪酬水平以釐定他們的薪酬福利。

企業管治

本期內，本公司一直遵守載於香港聯合交易所有限公司證券上市規則（「**上市規則**」）附錄十四《企業管治常規守則》之守則條文，守則條文 A.4.2 條規定除外。關於偏離此項守則條文，董事會認爲載於本公司二零零七年年報（「**二零零七年年報**」）之企業管治報告書內「遵守附錄十四」一節中提及之理據依然成立。董事會將繼續檢討有關事項，於適當時候作出相應措施。自二零零七年年報日起，林光宇先生於二零零八年五月二十八日獲委任爲本公司之執行董事，而倫贊球先生於二零零八年六日十六日辭任本公司之執行董事及副董事總經理職位。於二零零八年六月二十日起，葉樹林博士獲委任爲本公司之獨立非執行董事。黃乾亨博士及張惠彬博士於二零零八年五月二十七日之股東週年大會結束時分別退任爲本公司之非執行董事及獨立非執行董事。

審核委員會

本公司之審核委員會已於二零零八年九月五日召開會議，及審閱本公司所採納的會計原則及慣例，並討論有關審計、內部監控及財務申報事宜。本集團截至本期末之未經審核中期業績已經由本公司之審核委員會及獨立核數師羅兵咸永道會計師事務所審閱。

董事會歡迎葉樹林博士於二零零八年六月二十日起獲委任爲本公司審核委員會主席。董事會感謝張惠彬博士於二零零八年五月二十七日退任前出任爲本公司之審核委員會主席所作出的貢獻。

購入、出售或贖回本公司上市證券

本公司及其附屬公司於本期內並無購入、出售或贖回任何本公司之股份及可換股債券。

暫停辦理登記手續

本公司將於二零零八年十月六日至二零零八年十月十日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派中期股息，股東須將一切過戶文件及有關之股票於二零零八年十月三日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712 — 1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

於網站刊載之進一步資料

本中期業績公佈將分別登載於本公司及香港交易及結算所有限公司（「**結算所**」）之網站。二零零八年度中期報告載有上市規則之所有適用資料，將於二零零八年九月下旬寄發予本公司之股東及分別登載於本公司及結算所的網站。

董事

於本公佈日期，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、鄧呂慧瑜女士及林光宇先生；非執行董事爲梁文建先生；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、廖樂柏先生及葉樹林博士。

承董事會命
公司秘書
陳明德

香港，二零零八年九月十日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網站：http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DATE OF BOARD MEETING

The board of directors ("*Board*") of K. Wah International Holdings Limited ("*Company*") hereby announces that a meeting of the Board of the Company will be held on Wednesday, 10 September 2008 for the purpose of, among other matters, approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and its publication, considering the payment of an interim dividend or other distribution (if any) and transacting any other business.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 August 2008

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Ms. Paddy Tang Lui Wai Yu and Mr. Lam Kwong Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Mr. Robert George Nield and Dr. William Yip Shue Lam.

Website: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

董事會召開日期

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零八年九月十日（星期三）舉行董事會會議，藉以（其中包括）批准本公司及其附屬公司截至二零零八年六月三十日止六個月之未經審核中期業績及其發佈、考慮派發中期股息或其他分派（如有），以及處理任何其他事項。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年八月二十七日

於本公佈日期，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、鄧呂慧瑜女士及林光宇先生；非執行董事爲梁文建先生；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、廖樂柏先生及葉樹林博士。

網站: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code : 173)

APPOINTMENT OF NEW DIRECTOR

The Board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that Dr. William Yip Shue Lam, *LLD* ("***Dr. Yip***") has been appointed as an Independent Non-executive Director of the Company with effect from 20 June 2008. Dr. Yip has also been appointed as the chairman of the Audit Committee and a member of the Remuneration Committee of the Company on the same day.

Dr. Yip, aged 70, he holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He is also serving on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen. Dr. Yip is an independent non-executive director of Galaxy Entertainment Group Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited ("***Stock Exchange***") : Stock Code 27) .

Save as disclosed herein, Dr. Yip did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save as disclosed herein and except for the relationship arising from his directorship in the Company, Dr. Yip does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Dr. Yip's service contract provides for a fixed term of 3 years. The term of his service as an Independent Non-executive Director is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws of the Company. The amount of emoluments payable to Dr. Yip comprises an annual Director's fee, an annual fee for acting as the chairman of the Audit Committee and an annual fee for acting as a member of the Remuneration Committee (which will be proposed by the Board for approval by the shareholders of the Company at the subsequent year's annual general meeting of the Company), and discretionary share options. The Directors' fee (including Dr. Yip) and an annual fee for acting as the chairman of Audit Committee and an annual fee for acting as a member of

Remuneration Committee for the year ending 31 December 2008 will be proposed by the Board for approval by the shareholders at the annual general meeting of the Company in 2009. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the date of this announcement, Dr. Yip has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

There is no information relating to Dr. Yip which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on the Stock Exchange ("***Listing Rules***") and there is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the appointment of Dr. Yip as an Independent Non-executive Director of the Company.

The Board would like to express its warm welcome to Dr. Yip on his appointment.

Given the appointment of Dr. Yip, the Company has complied with Rule 3.21 and Code Provision B.1.1 of Appendix 14 of the Listing Rules as and from 20 June 2008.

As at the date of this announcement, the Executive Directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Ms. Paddy Tang Lui Wai Yu and Mr. Lam Kwong Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Mr. Robert George Nield and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 20 June 2008

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

委任董事

K. Wah International Holdings Limited嘉華國際集團有限公司（「***本公司***」）董事會(「***董事會***」)宣佈，葉樹林博士，*LLD*（「***葉博士***」）獲委任爲本公司之獨立非執行董事， 由二零零八年六月二十日起生效。葉博士亦於同日獲委任爲審核委員會主席及薪酬委員會成員。

葉博士，現年七十歲，彼持有加拿大康戈迪亞大學（Concordia University）文學士學位及榮譽法律博士學位。彼爲加拿大置地有限公司之創辦人並擔任董事長一職，該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦爲廣州嘉遊旅遊景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現爲香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦爲香港加拿大商會之理事。此外，葉博士曾被選爲廣州市榮譽市民。葉博士爲銀河娛樂集團有限公司（於香港聯合交易所有限公司（「***聯交所***」）主板上市：股份代號 27）之獨立非執行董事。

除上文所披露者外，葉博士於過去三年內並無在其他上市公眾公司擔任任何董事職務或爲本公司及其附屬公司擔任任何職務。

除本文所披露者及出任本公司董事職務外，葉博士與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

葉博士與本公司訂立服務合約之固定年期爲三年。惟其之獨立非執行董事任期須按照本公司之公司細則於股東週年大會上輪值退任及重選留任。應付予葉博士之薪酬包括將由董事會建議並經股東於隨後一屆股東週年大會上批准每年度之董事袍金、每年度之審核委員會主席袍金、每年度之薪酬委員會成員袍金，以及酌情發放之認股權。而截至二零零八年十二月三十一日止年度之董事袍金（包括葉博士）、審核委員會主席之袍金、薪酬委員會成員之袍金將由董事會建議並經股東於二零零九年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於本公佈日期，葉博士並沒有根據香港法例第571章證券及期貨條例第XV部所指之本公司任何股份權益。

關於葉博士所披露的事宜，並無有關此項披露而須根據聯交所證券上市規則（「***上市***

規則」）第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，葉博士亦無涉及任何根據該等上市規則條文而須予披露的事宜，且並無就葉博士任職爲本公司之獨立非執行董事一事有任何其他需要本公司股東知悉的事項。

董事會就葉博士之委任謹致以熱烈歡迎。

就葉博士之委任，本公司於二零零八年六月二十日已遵守上市規則第 3.21 條及載於附錄十四之守則條文B.1.1條。

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、鄧呂慧瑜女士及林光宇先生；非執行董事爲梁文建先生；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、廖樂柏先生及葉樹林博士。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年六月二十日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code : 173)

RESIGNATION OF DIRECTOR

The Board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that Mr. Lennon Lun Tsan Kau ("***Mr. Lun***") has resigned as an executive director and deputy managing director of the Company and has also resigned simultaneously as a member of the Executive Board of the Board of the Company, all with effect from 16 June 2008, in order to have more time to pursue his other business interests. Mr. Lun has confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Lun for his valuable efforts and contributions to the Company during his terms of service.

As at the date of this announcement, the Executive Directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Ms. Paddy Tang Lui Wai Yu and Mr. Lam Kwong Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 16 June 2008

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

董事辭職

K. Wah International Holdings Limited嘉華國際集團有限公司（「***本公司***」）董事會（「***董事會***」）宣佈，倫贊球先生（「***倫先生***」）為能專注於其他業務而辭任本公司執行董事及副董事總經理職位，亦同時辭任本公司執行董事會成員一職，生效日期為二零零八年六月十六日。倫先生確認，彼與董事會並無意見分歧，亦無任何與其辭任有關而須知會本公司股東之事宜。

董事會謹此就倫先生在任職期間對本公司所作之努力及寶貴貢獻致以衷心感謝。

於本公佈日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、鄧呂慧瑜女士及林光宇先生；非執行董事為梁文建先生；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年六月十六日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code : 173)

APPOINTMENT OF A NEW DIRECTOR

The Board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that Mr. Lam Kwong Yu, SBS, JP ("***Mr. Lam***") has been appointed as an Executive Director of the Company with effect from 28 May 2008. Mr. Lam has also been appointed as a member of the Executive Board of the Company on the same day.

Mr. Lam, aged 64, specializes in civil aviation management, community relationship, public affairs and corporate governance. Mr. Lam joined the Company on 10 March 2008 as the Chief Operating Officer. He had more than 41 years of service with the Government of the Hong Kong Special Administrative Region ("***HKSAR Government***") and had been the Director-General of Civil Aviation since October 1998 until his retirement in April 2004. He had served as the Chairman of the Hong Kong Aviation Advisory Board and a member of the Hong Kong Airport Authority Board of the HKSAR Government. He is a current member of the Third Election Committee of the HKSAR Government and a Court Member of the Hong Kong University of Science and Technology. He was awarded the Silver Bauhinia Star by the HKSAR Government in 2004. Mr. Lam is an independent non-executive director of Hong Kong Aircraft Engineering Company Limited, independent non-executive director of China Southern Airlines Company Limited, and independent director of New World First Bus Services Limited. He was an independent non-executive director of China Resources Peoples Telephone Company Limited until its cancellation of listing on 29 March 2006. Also, Mr. Lam was a non-executive director of Lei Shing Hong Limited until its cancellation of listing on 17 March 2008. Save as disclosed above, Mr. Lam did not hold directorship in any other listed public companies in the past three years.

Save as disclosed herein and except for the relationship arising from his directorship in the Company, Mr. Lam does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lam's service contract with the Company does not provide for a specified length of service period but the employment can be terminated by giving three months' notice by either party. The term of his service as a Director is subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. His emoluments comprise an annual salary (including allowances) of HK$2,040,000, an annual director's fee (which will be proposed by the Board for approval by the shareholders of the Company at the subsequent year's annual general meeting of the Company), and discretionary bonus and discretionary share options. The Directors' fee (including Mr. Lam) for the year ending 31 December 2008 will be proposed by the Board for approval by the shareholders at the annual general meeting of the Company in 2009. His emoluments are determined by reference to his duties and responsibilities

with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the date of this announcement, Mr. Lam has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong.

There is no information relating to Mr. Lam which is discloseable nor is he involved in any of the matters which falls to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter which needs to be brought to the attention of the shareholders of the Company in relation to the appointment of Mr. Lam as an Executive Director of the Company.

The Board would like to express its warm welcome to Mr. Lam on his appointment.

As at the date of this announcement, the Executive Directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu and Mr. Lam Kwong Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 28 May 2008

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

委任董事

K. Wah International Holdings Limited嘉華國際集團有限公司（「***本公司***」)董事會(「***董事會***」) 宣佈，林光宇先生，SBS, 太平紳士 (「***林先生***」) 獲委任爲本公司之執行董事，由二零零八年五月二十八日起生效。林先生亦於同日獲委任爲本公司執行董事會之成員。

林先生，現年六十四歲，彼專注從事民航管理、社會關係、公共事務及企業管治工作。林先生於二零零八年三月十日出任爲本公司之營運總裁。彼曾於香港特別行政區政府 (「***香港特區政府***」) 工作逾四十一年，自一九九八年十月起出任民航處處長，直至二零零四年四月退休。林先生曾任香港特區政府之香港航空諮詢委員會主席及香港機場管理局董事會成員。林先生現任爲香港特區政府之第三屆選舉委員會委員及香港科技大學之顧問委員會委員。彼於二零零四年獲香港特區政府頒授銀紫荊星章榮譽。彼爲香港飛機工程有限公司之獨立非執行董事、中國南方航空股份有限公司之獨立非執行董事及新世界第一巴士服務有限公司之獨立董事。彼曾任華潤萬眾電話有限公司之獨立非執行董事，直至該公司於二零零六年三月二十九日撤銷上市地位。彼亦曾任利星有限公司之非執行董事，直至該公司於二零零八年三月十七日撤銷上市地位。除上文所披露者外，林先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。

除本文所披露者及出任本公司董事職務外，林先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

林先生與本公司之服務合約並無訂明服務本公司之固定年期，但任何一方可給予對方三個月之通知期終止合約。惟其之董事任期須按照公司細則於股東週年大會上輪值退任及重選留任。彼之薪酬包括年薪及津貼爲港幣2,040,000元、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之認股權及花紅。而截至二零零八年十二月三十一日止年度之董事袍金（包括林先生）將由董事會建議並經股東於二零零九年舉行之本公司股東週年大會上批准。彼之薪酬乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於本公佈日期，林先生並沒有根據香港法例第571章證券及期貨條例第XV部所指之本公司任何股份權益。

關於林先生所披露的事宜，並無有關此項披露而須根據香港聯合交易所有限公司證券上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，林先生亦無涉及任何根據該等上市規則條文而須予披露的事宜，且並無就林先生任職爲本公司執行董事一事有任何其他需要本公司股東知悉的事項。

董事會就林先生之委任謹致以熱烈歡迎。

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生、鄧呂慧瑜女士及林光宇先生；非執行董事爲梁文建先生；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年五月二十八日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code : 173)

RETIREMENT OF DIRECTORS

The Board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") announces that at the conclusion of its Annual General Meeting held on 27 May 2008 ("***AGM***"):

1. Dr. Philip Wong Kin Hang ("***Dr. Wong***") retired by rotation as a Non-executive Director of the Company at the AGM pursuant to Bye-law 109(A) of the Company's Bye-laws and did not offer himself for re-election as he would want to devote more time for his personal affairs; and

2. Dr. Charles Cheung Wai Bun ("***Dr. Cheung***") retired by rotation as an Independent Non-executive Director of the Company at the AGM pursuant to Bye-law 109(A) of the Company's Bye-laws and did not offer himself for re-election as he would want to reallocate his time for other business commitments. Immediately following the retirement of Dr. Cheung, he ceased to be the chairman of the audit committee and a member of the remuneration committee.

Both Dr. Wong and Dr. Cheung have confirmed that they have no disagreement with the Board and are not aware of any matter regarding their respective retirements that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to both Dr. Wong and Dr. Cheung for their support, devotion and invaluable contributions during their tenure of director's office and offers its best wishes to them.

Following Dr. Cheung's retirement, he ceased to be the chairman of the audit committee. As at the conclusion of the AGM and up to the date of this announcement, the Company has had only two audit committee members, which fall below the minimum number of three audit committee members as required by Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("***Listing Rules***'). In this regard, the Company will use its best endeavours to find a suitable candidate to fill the vacancy as soon as practicable. Further announcement will be made by the Company once the new appointment is confirmed in due course in accordance with the Listing Rules.

As at the date of this announcement, the Executive Directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Director is Mr. Michael Leung Man Kin; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 May 2008

·4

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

董事退任

K. Wah International Holdings Limited嘉華國際集團有限公司（「***本公司***」）董事會（「***董事會***」）宣佈於二零零八年五月二十七日舉行之股東週年大會（「***大會***」）結束時：

1. 根據本公司細則第109(A)條，黃乾亨博士(「***黃博士***」)於大會上須輪席告退，但黃博士希望更專注其私人事務，故不選擇在大會上膺選連任爲非執行董事；及

2. 根據本公司細則第109(A)條，張惠彬博士(「***張博士***」)於大會上須輪席告退，但張博士希望重新分配時間於其他事務，故不選擇在大會上膺選連任爲獨立非執行董事。緊隨張博士的退任，彼不再出任爲審核委員會主席及薪酬委員會成員。

有關上述董事退任，黃博士及張博士均確認與董事會並無意見不合，亦無任何事項有關彼等退任董事之事宜須知會本公司股東。

董事會謹此就黃博士及張博士任職爲董事期間對本公司所作的寶貴貢獻深表謝意，並致以誠摯的祝福。

繼張博士退任後，彼不再出任爲審核委員會主席。自大會結束時至本公佈日期爲止，本公司僅有兩名審核委員會成員，故未能符合香港聯合交易所有限公司證券上市規則(「***上市規則***」)第3.21條要求至少要有三名審核委員會成員之規定。就此而言，本公司將致力於可行範圍內儘快物色適當人選以填補空缺。當確定新任命後，本公司將根據上市規則於適當時候再作公佈。

於本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年五月二十七日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in the Bermuda with limited liability)

(Stock Code: 173)

Principal Place of Business in Hong Kong
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

PROXY FORM for use at the 2008 annual general meeting or any adjournment thereof

I/We *(note 1)* ____________________

of ____________________

being the registered holder(s) of *(note 2)* ____________________

shares of HK$0.10 each in K. Wah International Holdings Limited ("***Company***"), hereby appoint *(note 3)* the Chairman of the meeting

or ____________________

of ____________________

as my/our proxy to attend and act for me/us at the 2008 annual general meeting ("***Meeting***") of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, 27 May 2008 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the boxes provided below how you wish your vote(s) to be cast on a poll.

			For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2007.		☐	☐
2.	To declare a final dividend.		☐	☐
3.	To re-elect the following persons as directors:			
	a.	Mr. Michael Leung Man Kin	☐	☐
	b.	Mr. Robert George Nield	☐	☐
	And to fix the remuneration of the directors for the year ended 31 December 2007 and for subsequent financial years until otherwise determined.		☐	☐
4.	To re-appoint PricewaterhouseCoopers as auditors and authorise the directors to fix their remuneration.		☐	☐
5.	To pass Ordinary Resolutions for the following:			
	5.1	Giving a general mandate to the directors to repurchase shares of the Company;	☐	☐
	5.2	Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company; and	☐	☐
	5.3	Extending the general mandate as approved under 5.2.	☐	☐

Shareholder's Signature: ____________________ Date: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITAL**.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice, who need not be a member of the Company, but must attend the Meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Meeting. In such event, the instrument appointing a proxy shall be deemed to be revoked.
4. In the case of joint holders, this proxy form must be signed by the member whose name stands first on the registers of members. Further, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the registers of members.
5. This proxy form must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote(s) or abstain from voting at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting ("***Notice***").
7. To be valid, this proxy form together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's principal place of business in Hong Kong at **29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** not less than **48 hours before the time appointed for the Meeting** or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.
9. The Notice is set out in Appendix III of the Company's circular dated 30 April 2008 ("***Circular***").
10. Details of the directors' remuneration for the year ended 31 December 2007 and for subsequent financial years are set out in the Note 6 of Notice which appears in Appendix III to the Circular.
11. Biographical details of the directors proposed to be re-elected at the Meeting are set out in Appendix I to the Circular.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

二零零八年股東週年大會(或其任何續會)適用之代表委任表格

本人／吾等*(註一)*____

寓____

為嘉華國際集團有限公司(「本公司」)股本中每股面值港幣0.10元之股份*(註二)*____________________股

之註冊持有人，茲委任*(註三)*會議主席或____

寓____

為本人／吾等之代表，代表本人／吾等出席於二零零八年五月二十七日星期二上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開之本公司二零零八年股東週年大會(「年會」)，藉以考慮並酌情通過召開年會通告所載之各項議案，並於年會(或其任何續會)代表本人／吾等並以本人／吾等之名義，按以下所載指示對上述議案投票；倘無作出指示，則由本人／吾等之代表酌情決定投票。

請以「✓」號在下列空格上，以表示　閣下欲如何處理　閣下之投票。

		贊成	反對
1.	省覽截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書。	☐	☐
2.	宣派末期股息。	☐	☐
3.	選舉下列人士留任董事：		
	a.　梁文建先生	☐	☐
	b.　廖樂柏先生	☐	☐
	及釐定截至二零零七年十二月三十一日止年度及每一財政年度(除非另有決議)之董事袍金。	☐	☐
4.	重聘羅兵咸永道會計師事務所為本公司之核數師及授權董事會釐定其酬金。	☐	☐
5.	通過下列之普通決議案：	☐	☐
	5.1　授予董事一般授權以購回本公司之股份；	☐	☐
	5.2　授予董事一般授權以配發、發行及處理本公司之新增股份；及	☐	☐
	5.3　擴大上述5.2項之一般權力。	☐	☐

股東簽署：______________________　　　　日期：______________________

附註：

一、　請用正楷填上全名及地址。

二、　請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。

三、　股東可委任任何人士為其代表，而代表無須為本公司之股東，但須親自出席年會以代表股東。倘作出此委任，請將「會議主席或」字樣刪去，並在空欄內填上　閣下所擬委任代表之姓名及地址。　閣下於填妥及交回代表委任表格後仍可親自出席年會及於會上投票。在此情況下，委任代表文件將被視為經已撤銷。

四、　如屬聯名股東，則代表委任表格須由股東名冊上排名首位之聯名股東簽署。本公司只接受排名最先的註冊股東親自或委任代表所投之票為有效。因此，以股東名冊上排名次序較先的聯名股東享有優先投票權。

五、　代表委任表格必須由　閣下或　閣下之正式書面授權人簽署；如股東為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之人員簽署。

六、　如表格經簽妥交回但欠明確指示，受委任代表可酌情決定投票或放棄投票。代表亦可對召開年會之通告(「通告」)所述者以外而在年會上適當提呈之任何決議案投票。

七、　本代表委任表格連同簽署人之授權書或其他授權文件(指如有而言)或經由公證人簽署證明之授權書或授權文件之副本，最遲須於年會(或其任何續會)指定舉行時間不少於四十八小時前交回本公司之香港主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)，方為有效。

八、　本表格之每項更正，均須由簽署人簡簽示可。

九、　通告載於二零零八年四月三十日本公司通函(「通函」)之附錄三。

十、　截至二零零七年十二月三十一日止年度及每一財政年度之董事袍金之詳細資料載於通函附錄三之通告附註第6項。

十一、　擬於年會上重選留任董事之詳細資料載於通函附錄一。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("**AGM**") of the shareholders of K. Wah International Holdings Limited ("**Company**") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, 27 May 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) a general mandate be and is hereby given unconditionally to the directors of the Company ("**Directors**") during the Relevant Period to exercise all the powers of the Company to repurchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") provided that the aggregate nominal amount of shares so repurchased or otherwise acquired pursuant to the approval in this paragraph 5.1(a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next AGM of the Company;

6.

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 "**THAT**

(a) subject to paragraph 5.2(c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power;

(b) the mandate in paragraph 5.2(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2(a) above — otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next AGM of the Company;

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 30 April 2008

Notes

1. Shareholder entitled to attend and vote at the AGM to be held on 27 May 2008 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.

2. Proxy form for use at the AGM is sent to the shareholders together with the 2007 Annual Report on 30 April 2008. The proxy form will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.

3. The Board has recommended a final cash dividend of 3 HK cents per share.

4. The registers of members will be closed from 21 May 2008 to 27 May 2008 (both days inclusive) during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:30 p.m. on 20 May 2008.

5. On agenda item 3 of this Notice, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield will retire at the AGM by rotation in accordance with the Bye-laws and the corporate governance practices of the Company. Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun have elected not to offer themselves for re-election and will retire at the conclusion of the AGM. Mr. Michael Leung Man Kin and Mr. Robert George Nield will offer themselves for re-election. Biographical details of these 2 Directors are set out in Appendix I to the circular of the Company dated 30 April 2008 ("**Circular**"). Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in the Circular. Shareholders will vote on the re-election of these retiring Directors individually by separate resolutions.

6. The remuneration payable to Directors who serves on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31 December 2007, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year-end in question:

	Fee for Director acting as such for the year ended 31 December 2007 (and for subsequent financial years until otherwise determined)	
	Chairman *HK$*	**Member** *HK$*
The Board	120,000	100,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

7. On agenda item 4 of this Notice regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2008 cannot be fixed at the beginning of 2008 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31 December 2008, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2008 is required, and is hereby sought, at the AGM.

8. In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2007 Annual General Meeting of the Company held on 20 June 2007. No share has since been issued, or repurchased, pursuant to those previous mandates, both of which will lapse at the conclusion of the forthcoming AGM, unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to the Circular.

As at the date of this notice, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

股東週年大會通告

茲訂於二零零八年五月二十七日星期二上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零八年嘉華國際集團有限公司（「**本公司**」）股東週年大會（「**年會**」），商議下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 宣派截至二零零七年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事酬金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作爲特別事項考慮下列決議案，如認爲適當，即通過爲普通決議案：

5.1 「**動議**：

（甲） 無條件授權本公司董事（「**董事**」）根據一切適用的法例和香港聯合交易所有限公司證券上市規則（「**上市規則**」）的規定，於有關期間內行使本公司所有權力以購回或以其他方式收購本公司之股份，但就本文第5.1（甲）段之批准所購買或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，因此上述之授權須受此規限；及

（乙） 就本決議案而言：

「**有關期間**」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

5.2 「**動議**：

（甲） 在下文第5.2（丙）段之限制下，及根據百慕達金融管理局之批准下，無條件授權董事在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使該等權力的售股建議、協議、購股權或認股權；

（乙） 上文第5.2（甲）段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權證及認股權；

（丙） 董事依據上文第5.2（甲）段授權配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（但(i)配售新股；或(ii)按照本公司所發行之任何可轉換爲本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時被本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何股份認股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外）一不得超過總額：

（甲甲） 本公司於通過本文第5.2項決議案之日已發行股本面值總額百分之二十；另加

（乙乙） （倘董事獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以本公司通過本決議案之日已發行股本面值總額百分之十爲限），

而上文所獲賦予之授權亦須受此限制；及

（丁） 就本文第5.2項決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例（不時之修訂）規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「動議授權董事，就載有本決議案之年會通告內第5.2項決議案（丙）段之（乙乙）分段所述之本公司股本，行使該決議案（甲）段所述之權力。」

承董事會命
公司秘書
陳明德

香港，二零零八年四月三十日

附註

1. 有權出席將於二零零八年五月二十七日舉行的年會及於會上投票的股東，均可委派一位或多位代表出席會議及以股份數目表決時代爲投票。代表毋須爲本公司股東。

2. 年會所適用的委任表格隨二零零七年年報於二零零八年四月三十日寄予股東。此委任表格將分別上載於本公司及香港聯合交易所有限公司之網址。委任表格必須塡寫及簽署，並於年會（或其任何續會）舉行時間四十八小時前，送達本公司位於香港之主要辦事處，地址爲香港北角渣華道191號嘉華國際中心二十九樓（註明公司秘書收），方爲有效。

3. 董事會建議派發末期現金股息每股港幣3仙。

4. 本公司將於二零零八年五月二十一日至二零零八年五月二十七日（首尾兩天包括在內），暫停辦理股份過戶登記手續。凡擬收取末期股息者，務請在二零零八年五月二十日下午四時三十分前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓1712至1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司辦理股份過戶手續。

5. 有關本通告內的第3項議程，根據本公司之公司細則及企業管治的規定，梁文建先生及黃乾亨博士，以及張惠彬博士及廖樂柏先生須於年會上輪席告退。黃博士及張博士均選擇不在年會上膺選連任。梁先生及廖先生均表示如再度獲選，願繼續留任。該兩位董事的個人資料載於二零零八年四月三十日本公司通函（「通函」）附錄一內。股東擬提名個別人士於年會上參選董事而須向本公司遞交建議之詳情已載於通函「重選董事」一節內。各退任董事之重選將個別由股東投票逐一以獨立決議案進行表決。

6. 二零零七年十二月三十一日止之財政年度，及其後每一財政年度有關服務於董事會、審核委員會及薪酬委員會之董事酬金，將按下表之水平支付，直至本公司於下年度或日後之股東大會另有決議。上述之董事酬金由有關董事委員會各自的首次會議日期開始生效，或適用於按有關年度由出任日期至離任之日數按比例計算：

	截至二零零七年十二月三十一日止年度（及每一財政年度(除非另有決議)）之董事袍金	
	主席	成員
	港幣	*港幣*
董事會	120,000	100,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關本通告的第4項議程授權董事釐定核數師酬金，股東必須垂注，核數師酬金須視乎年內的審核及其他工作的範疇和幅度而定，每年不同。因此核數師於二零零八年的審核服務酬金將無法在財政年度開始時決定。為確保能將核數師酬金列作截至二零零八年十二月三十一日止年度的營運開支，股東須於年會上通過授權董事釐定截至二零零八年十二月三十一日止年度的核數師酬金。

8. 有關第5.1及5.2項兩個決議案的一般授權，已在二零零七年六月二十日舉行的二零零七年股東週年大會上以兩項普通決議案通過該等授權予董事。公司並無按此項先前之授權發行股份或購回股份。除非在即將舉行的年會上董事繼續獲得授權，否則此項授權將於年會結束時失效。目前，董事並無即時發行新股的方案。董事認為股東授權董事發行股份及購回股份，符合本公司及股東的最佳利益。載有說明函件之授權之建議載於通函附錄二，敬希股東垂注。

於本通告日期，執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2007.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE NEW SHARES AND NOTICE OF ANNUAL GENERAL MEETING

30 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2007 AGM"	the annual general meeting of the Company held on 20 June 2007
"Annual General Meeting"	the annual general meeting of the Company to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, 27 May 2008 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31 December 2007
"associate"	has the meaning as ascribed to the expression under the Listing Rules
"Bye-laws"	the Bye-laws of the Company and "Bye-law" accordingly
"Board"	the board of Directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"connected persons"	has the meaning as ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Latest Practicable Date"	24 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM *(Managing Director (Acting))*
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones*, KBE, GBM, CMG, Hon. RICS, JP
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai*, GBM, GBS, LLD, JP
Dr. Robin Chan Yau Hing*, GBS, LLD, JP
Dr. Charles Cheung Wai Bun*, JP
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

To the Shareholders,

30 April 2008

Dear Sir or Madam,

**PROPOSALS FOR RE-ELECTION OF DIRECTORS,
GENERAL MANDATE TO REPURCHASE SHARES
AND TO ISSUE NEW SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING**

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; and (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% and to issue new Shares as not exceeding 20% of the Company's issued share capital as at the date of passing of such resolution, and to give you the notice of the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Bye-law 109(A) of the Bye-laws and the corporate governance practices of the Company, Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang (both Non-executive Directors), and Dr. Charles Cheung Wai Bun and Mr. Robert George Nield (both Independent non-executive Directors) will retire by rotation at the Annual General Meeting. Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun have elected not to offer themselves for re-election and will retire at the conclusion of the Annual General Meeting. Dr. Philip Wong Kin Hang would like to devote more time for his personal affairs and Dr. Charles Cheung Wai Bun would like to reallocate his time for other business commitments. Both Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun have confirmed that they have no disagreement with the Board and are not aware of any matter regarding their respective retirements that need to be brought to the attention of the Shareholders. The Board would like to express sincere appreciation to Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun for their support, devotion and invaluable contribution to the Company during their tenure of director's office. Mr. Michael Leung Man Kin and Mr. Robert George Nield will offer themselves for re-election at the Annual General Meeting.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

Mr. Robert George Nield has made his annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules. The Company is of the view that Mr. Robert George Nield meets the independence guidelines set out in Rule 3.13 of the Listing Rules and is independent in accordance with the terms of the guidelines.

Pursuant to Bye-law 114, any Shareholder who wishes to nominate a person to stand for election as a Director at the Annual General Meeting must lodge with the Company at its principal place of business in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong within the period from 1 May 2008 to 6 May 2008 (both days inclusive) and in any event by 6 May 2008 the latest: (i) his written nomination of the candidate, (ii) written confirmation from such nominated candidate of his willingness to be elected as Director and (iii) the biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company. If such nomination and/or information is received less than 21 days before the Annual General Meeting, the Company may adjourn the Annual General Meeting to allow Shareholders sufficient time to consider the same.

GENERAL MANDATE TO REPURCHASE SHARES AND TO ISSUE NEW SHARES

At the 2007 AGM, ordinary resolutions were passed granting general mandate for the Directors to repurchase Shares not exceeding 10% ("*Existing Repurchase Mandate*") and to issue and allot new Shares not exceeding 20% ("*Existing Share Issue Mandate*") of the issued share capital of the Company as at that date.

The Existing Repurchase Mandate and the Existing Share Issue Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate and the Existing Share Issue Mandate increase the flexibility of the Board in managing the Company's financial affairs and capital base and are in the interests of the Shareholders, and that they shall continue to be adopted by the Company.

At the Annual General Meeting, a new general mandate for the Directors to repurchase Shares representing up to 10% and a new general mandate for the Directors to issue and allot new Shares as not exceeding 20% of the issued share capital of the Company as at the date of passing of such resolutions, as respectively set out in Resolution 5.1 ("*New Repurchase Mandate*") and in Resolutions 5.2 and 5.3 ("*New Share Issue Mandate*") in the notice of the Annual General Meeting, will be proposed. Resolution 5.2 also proposes to add to the 20% limit under the New Share Issue Mandate such Shares as may be repurchased pursuant to the New Repurchase Mandate, assuming Resolutions 5.1, 5.2 and 5.3 are all passed, and the mandates sought therein all granted, by Shareholders at the Annual General Meeting. The New Repurchase Mandate and the New Share Issue Mandate will continue in force until the conclusion of the next annual general meeting of the Company unless it is revoked or varied by ordinary resolution of the Shareholders in general meeting prior to the next annual general meeting.

With respect to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares. An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 5.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular. With respect to the proposed New Share Issue Mandate, as at the Latest Practicable Date (assuming no further changes to the issued share capital of the Company from that date till the date of the Annual General Meeting), the maximum number of Shares that can be allotted and issued by the Company is 491,806,101 Shares.

RIGHT TO DEMAND A POLL

Bye-law 78 of the Bye-laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) is demanded:—

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

If the Chairman of the Annual General Meeting holds, or he is aware that the Directors individually or collectively hold proxies in respect of Shares holding 5% or more of the total voting rights at the Annual General Meeting, then in compliance with the requirements of Rule 13.39(3), if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman will demand a poll, and the Chairman will disclose to the meeting the total number of votes represented by all proxies held by Directors indicating an opposite vote to the votes cast at the meeting on show of hands. If it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, the Chairman will not demand a poll.

Except where a poll is required, the Chairman of the meeting would indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands.

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out in Appendix III to this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and **return it to** the principal place of business of the Company in Hong Kong at **29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary)** as soon as possible and, in any event, so as to be received by the Company not less than **48 hours before the time appointed for holding the Annual General Meeting** or any adjournment thereof. Completion and delivery of the proxy form will not prevent you from attending and voting in person at the meeting if you so wish.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate and the New Share Issue Mandate are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

The details of the Directors proposed to be re-elected at the Annual General Meeting are set out below:

Mr. Michael Leung Man Kin, CBE, JP, (non-executive Director) age 69, served the Group in 1998 as Deputy Chairman (Administration) until 2001, and then as an Adviser until 2006. He was an executive Director in September 1998 and has become a non-executive Director since March 2001. Mr. Leung has been a member of the audit committee of the Company since March 2005. Mr. Leung holds a BA (Hons) from the University of Hong Kong and a certificate in government and development from Oxford University, UK. He has served the Hong Kong Government for 32 years in a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner of the Independent Commission Against Corruption. He also served as an Official Member of the Legislative Council.

Save as disclosed herein and apart from being a non-executive Director of the Company, Mr. Leung did not hold any directorship in any listed public company in the past three years and does not have any other positions with the Company or any of its subsidiaries.

Save as disclosed above and except for the relationship arising from his directorship in the Company, Mr. Leung does not have any relationships with any Directors, senior management or substantial or controlling Shareholders of the Company.

There is no service contract between the Company and Mr. Leung. Mr. Leung's original term was 3 years expiring in 2008, subject to retirement by rotation and re-election at the annual general meeting in accordance with the Bye-laws. His emoluments comprise an annual salary (including allowances), an annual director's fee (which will be proposed by the Board for approval by the Shareholders at the subsequent year's annual general meeting) and discretionary share options. Mr. Leung has received director's emoluments of HK$376,700 being the share-based payment for the year ended 31 December 2007. An annual director's fee of HK$100,000 and an annual fee of HK$80,000 for acting as a member of the Audit Committee will be payable to Mr. Leung for the year ended 31 December 2007 upon approval by the Shareholders at the Annual General Meeting. Director's fee and Audit Committee member's fee for the year ending 31 December 2008 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2009. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Mr. Leung has interests in 500,000 share options of the Company. Save as disclosed in this circular, Mr. Leung has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Mr. Leung which is discloseable nor is he involved in any of the matters which fall to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Mr. Robert George Nield, (independent non-executive Director) aged 56, has been an independent non-executive Director and a member of the audit committee of the Company since September 2004. Mr. Nield has been a member of the remuneration committee of the Company since December 2005. He is a Fellow of The Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting. Mr. Nield worked for PricewaterhouseCoopers ("PwC") from 1980 (partner since 1985) to 2002. In addition to being audit partner, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources departments. He retired from PwC in June 2002. Mr. Nield is the President of the Hong Kong Branch of the Royal Asiatic Society and a Director of Opera Hong Kong Limited.

Save as disclosed herein and apart from being an independent non-executive Director of the Company, Mr. Nield did not hold any directorship in any listed public company in the past three years and does not hold any other positions with the Company or any of its subsidiaries.

Save as disclosed herein and except for the relationship arising from his directorship in the Company, Mr. Nield does not have any relationships with any Directors, senior management or substantial or controlling Shareholders of the Company.

Mr. Nield's service contract provides for a fixed term of 3 years. The term of his service as an independent non-executive Directors is subject to retirement and re-election at the annual general meeting in accordance with the Bye-laws, Mr. Nield offers himself for re-election to serve another term of 3 years as the independent non-executive Director of the Company. The amount of emoluments payable to Mr. Nield comprises an annual director's fee (which will be proposed by the Board for approval by the Shareholders at the subsequent year's annual general meeting) and discretionary share options. Mr. Nield has received director's emoluments of HK$376,700 being the share-based payment for the year ended 31 December 2007. An annual director's fee of HK$100,000, an annual fee of HK$80,000 for acting as a member of the Audit Committee and an annual fee of HK$40,000 for acting as a member of the Remuneration Committee will be payable to Mr. Nield for the year ended 31 December 2007 upon approval by the Shareholders at the Annual General Meeting. Director's fee, Audit Committee member's fee and Remuneration Committee member's fee for the year ending 31 December 2008 will be proposed by the Board for approval by the Shareholders at the annual general meeting of the Company in 2009. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market pay-level for same position.

As at the Latest Practicable Date, Mr. Nield has interests in 253,000 Shares and 500,000 share options of the Company. Save as disclosed in this circular, Mr. Nield has no interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no information relating to Mr. Nield which is discloseable nor is he involved in any of the matters which fall to be disclosed pursuant to any of the provisions under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,459,030,508 Shares. As at the same date, there are outstanding share options granted under the Company's share option schemes to subscribe for 28,745,000 Shares and convertible bonds which are convertible into an aggregate of 21,505,376 Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding options or the conversion rights attaching to the convertible bonds) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 245,903,050 Shares (representing a maximum of 10% of the issued share capital of the Company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange) during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company in 2009; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Bye-laws or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions, and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2007, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company as disclosed in the latest published financial statements of the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Bye-laws and the applicable laws of Bermuda.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Dr. Che-woo Lui and his associates is beneficially interested in 1,343,920,994 Shares representing approximately 54.65% of the issued share capital of the Company. In addition, a substantial shareholder is interested in 369,015,033 Shares representing approximately 15.01% of the issued share capital of the Company as at the Latest Practicable Date. Based on such shareholding interests and in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full and taking no account of the exercise of outstanding options or the conversion of the convertible bonds, the respective interests held by Dr. Che-woo Lui and his associates and by the aforesaid substantial shareholder in the Company will increase to approximately 60.72% and 16.67% respectively of the issued share capital of the Company. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate in such a way as will result in an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

Although such increase may not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code, the aggregate shareholdings of Dr. Che-woo Lui and that substantial shareholder (totaling 77.39%) may result in the public float of the Company falling below the requisite 25% threshold. The Company has no present intention to exercise the New Repurchase Mandate in such a way as will result in the amount of shares held by the public being reduced to less than 25%.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2007		
April	2.94	2.63
May	2.84	2.60
June	3.07	2.69
July	3.75	3.01
August	3.50	2.70
September	4.94	3.20
October	5.57	4.20
November	5.80	4.40
December	5.30	4.21
2008		
January	5.05	3.45
February	3.92	3.52
March	3.61	2.57
April (up to the Latest Practicable Date)	3.36	2.60

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Bermuda.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("**AGM**") of the shareholders of K. Wah International Holdings Limited ("**Company**") will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, 27 May 2008 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31 December 2007;

2. To declare a final dividend for the year ended 31 December 2007;

3. To elect directors and fix the directors' remuneration;

4. To re-appoint auditors and authorise the directors to fix their remuneration;

5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "**THAT**

(a) a general mandate be and is hereby given unconditionally to the directors of the Company ("**Directors**") during the Relevant Period to exercise all the powers of the Company to repurchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") provided that the aggregate nominal amount of shares so repurchased or otherwise acquired pursuant to the approval in this paragraph 5.1(a) shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said mandate shall be limited accordingly; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next AGM of the Company;

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting."

5.2 **"THAT**

(a) subject to paragraph 5.2(c) below and subject to the consent of the Bermuda Monetary Authority, a general mandate be and is hereby granted unconditionally to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which would require the exercise of such power;

(b) the mandate in paragraph 5.2(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the mandate in paragraph 5.2(a) above — otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company; or (iii) any share option scheme or similar arrangement for the time being adopted by the Company in accordance with the Listing Rules for the grant or issue of shares or rights to acquire shares of the Company; or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws — shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution 5.2; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution 5.2:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next AGM of the Company;

(ii) the expiration of the period within which the next AGM of the Company is required by the Bye-laws or the Companies Act 1981 of Bermuda (as amended from time to time) to be held; and

(iii) the revocation or variation of the authority given by this Resolution by an ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors to shareholders on the Company's registers on a fixed record date in proportion to their then shareholdings (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5.2 in the notice of the AGM of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 30 April 2008

Notes

1. Shareholder entitled to attend and vote at the AGM to be held on 27 May 2008 is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy needs not be a shareholder of the Company.

2. Proxy form for use at the AGM is sent to the shareholders together with the 2007 Annual Report on 30 April 2008. The proxy form will be published on the websites of the Company and The Stock Exchange of Hong Kong Limited. To be valid, proxy forms must be completed, signed and deposited at the principal place of business of the Company in Hong Kong at 29/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong (for the attention of the Company Secretary) not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof.

3. The Board has recommended a final cash dividend of 3 HK cents per share.

4. The registers of members will be closed from 21 May 2008 to 27 May 2008 (both days inclusive) during which period no share transfer will be effected. To rank for the final dividend, all share transfers shall be lodged with the Company's Branch Share Registrars in Hong Kong — Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong — not later than 4:30 p.m. on 20 May 2008.

5. On agenda item 3 of this Notice, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield will retire at the AGM by rotation in accordance with the Bye-laws and the corporate governance practices of the Company. Dr. Philip Wong Kin Hang and Dr. Charles Cheung Wai Bun have elected not to offer themselves for re-election and will retire at the conclusion of the AGM. Mr. Michael Leung Man Kin and Mr. Robert George Nield will offer themselves for re-election. Biographical details of these 2 Directors are set out in Appendix I to this circular. Details of submitting the proposal by a shareholder for nomination of a person for election as a Director at the AGM are set out under the section headed "Re-election of Directors" in this circular. Shareholders will vote on the re-election of these retiring Directors individually by separate resolutions.

6. The remuneration payable to Directors who serves on the Board, the Audit Committee and the Remuneration Committee for financial year ended 31 December 2007, and for each financial year afterwards until the Company in next or subsequent general meeting otherwise determines will be at the levels as shown in this table. Such remuneration to Directors is to take effect from the date of their respective first meeting in the relevant financial year and if necessary, be apportioned pro rata to the number of days lapsed since the relevant appointment to the year-end in question:

	Fee for Director acting as such for the year ended 31 December 2007 (and for subsequent financial years until otherwise determined)	
	Chairman	**Member**
	HK$	*HK$*
The Board	120,000	100,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

7. On agenda item 4 of this Notice regarding the authorisation for the Board to fix auditors' remuneration, shareholders should note that, in practice, auditors' remuneration for 2008 cannot be fixed at the beginning of 2008 because such remuneration varies by reference to the scope and extent of audit work and other work which the auditors are being called upon to undertake in any given year. In order to be able to charge the amount of auditors' remuneration as operating expenses for year ending 31 December 2008, shareholders' approval to delegate the authority to the Board to fix the auditors' remuneration for financial year 2008 is required, and is hereby sought, at the AGM.

8. In relation to the two general mandates referred to in Resolutions 5.1 and 5.2, two Ordinary Resolutions granting mandates to Directors to the same effect were passed at the 2007 Annual General Meeting of the Company held on 20 June 2007. No share has since been issued, or repurchased, pursuant to those previous mandates, both of which will lapse at the conclusion of the forthcoming AGM, unless that they are renewed. While, at present, the Directors do not have any present intention to issue any new shares or repurchase any existing shares, they believe that it is in the best interest of the Company and the shareholders to have a general authority from shareholders to enable them to issue and repurchase shares. Shareholders' attention is also drawn to the explanatory statement on the proposed repurchase mandate in Appendix II to this circular.

6. 二零零七年十二月三十一日止之財政年度，及其後每一財政年度有關服務於董事會、審核委員會及薪酬委員會之董事酬金，將按下表之水平支付，直至本公司於下年度或日後之股東大會另有決議。上述之董事酬金由有關董事委員會各自的首次會議日期開始生效，或適用於按有關年度由出任日期至離任之日數按比例計算：

	截至二零零七年十二月三十一日止年度(及每一財政年度(除非另有決議))之董事袍金	
	主席	成員
	港幣	港幣
董事會	120,000	100,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

7. 有關本通告的第4項議程授權董事釐定核數師酬金，股東必須垂注，核數師酬金須視乎年內的審核及其他工作的範疇和幅度而定，每年不同。因此核數師於二零零八年的審核服務酬金將無法在財政年度開始時決定。為確保能將核數師酬金列作截至二零零八年十二月三十一日止年度的營運開支，股東須於年會上通過授權董事釐定截至二零零八年十二月三十一日止年度的核數師酬金。

8. 有關第5.1及5.2項兩個決議案的一般授權，已在二零零七年六月二十日舉行的二零零七年股東週年大會上以兩項普通決議案通過該等授權予董事。公司並無按此項先前之授權發行股份或購回股份。除非在即將舉行的年會上董事繼續獲得授權，否則此項授權將於年會結束時失效。目前，董事並無即時發行新股的方案。董事認為股東授權董事發行股份及購回股份，符合本公司及股東的最佳利益。載有說明函件之授權之建議載於本通函附錄二，敬希股東垂注。

「配售新股」指董事於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(惟董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「動議授權董事，就載有本決議案之年會通告內第5.2項決議案(丙)段之(乙乙)分段所述之本公司股本，行使該決議案(甲)段所述之權力。」

承董事會命
公司秘書
陳明德

香港，二零零八年四月三十日

附註

1. 有權出席將於二零零八年五月二十七日舉行的年會及於會上投票的股東，均可委派一位或多位代表出席會議及以股份數目表決時代為投票。代表毋須為本公司股東。

2. 年會所適用的委任表格隨二零零七年年報於二零零八年四月三十日寄予股東。此委任表格將分別上載於本公司及香港聯合交易所有限公司之網址。委任表格必須填寫及簽署，並於年會(或其任何續會)舉行時間四十八小時前，送達本公司位於香港之主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)，方為有效。

3. 董事會建議派發末期現金股息每股港幣3仙。

4. 本公司將於二零零八年五月二十一日至二零零八年五月二十七日(首尾兩天包括在內)，暫停辦理股份過戶登記手續。凡擬收取末期股息者，務請在二零零八年五月二十日下午四時三十分前，將所有過戶文件送達香港灣仔皇后大道東183號合和中心17樓1712至1716室本公司之香港股份過戶登記分處香港中央證券登記有限公司辦理股份過戶手續。

5. 有關本通告內的第3項議程，根據本公司之公司細則及企業管治的規定，梁文建先生及黃乾亨博士，以及張惠彬博士及廖樂柏先生須於年會上輪席告退。黃博士及張博士均選擇不在年會上膺選連任。梁先生及廖先生均表示如再度獲選，願繼續留任。該兩位董事的個人資料載於本通函附錄一內。股東擬提名個別人士於年會上參選董事而須向本公司遞交建議之詳情已載於本通函「重選董事」一節內。各退任董事之重選將個別由股東投票逐一以獨立決議案進行表決。

5.2 「動議：

(甲) 在下文第5.2(丙)段之限制下，及根據百慕達金融管理局之批准下，無條件授權董事在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使該等權力的售股建議、協議、購股權或認股權；

(乙) 上文第5.2(甲)段之授權即授權董事在有關期間內作出或授予需於有關期間以後行使該等權力之售股建議、協議、購股權證及認股權；

(丙) 董事依據上文第5.2(甲)段授權配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股；或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；或(iii)當時被本公司根據上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何股份認股權計劃或類似之安排；或(iv)遵照本公司之公司細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外) — 不得超過總額：

(甲甲) 本公司於通過本文第5.2項決議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事獲本公司股東根據一項獨立之普通決議案授權)本公司於本決議案獲通過後所購回之本公司股本面值總額(以本公司通過本決議案之日已發行股本面值總額百分之十為限)，

而上文所獲賦予之授權亦須受此限制；及

(丁) 就本文第5.2項決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

茲訂於二零零八年五月二十七日星期二上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零八年嘉華國際集團有限公司(「**本公司**」)股東週年大會(「**年會**」)，商議下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 宣派截至二零零七年十二月三十一日止年度之末期股息；

3. 選舉董事，及釐定董事酬金；

4. 重聘核數師，並授權董事會釐定其酬金；

5. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

5.1 「**動議**：

(甲) 無條件授權本公司董事(「**董事**」)根據一切適用的法例和香港聯合交易所有限公司證券上市規則(「**上市規則**」)的規定，於有關期間內行使本公司所有權力以購回或以其他方式收購本公司之股份，但就本文第5.1(甲)段之批准所購買或以其他方式收購股份的面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，因此上述之授權須受此規限；及

(乙) 就本決議案而言：

「有關期間」指本決議案通過之日至下列三者之最早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司細則及1981年百慕達公司條例(不時之修訂)規定本公司下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零七年		
四月	2.94	2.63
五月	2.84	2.60
六月	3.07	2.69
七月	3.75	3.01
八月	3.50	2.70
九月	4.94	3.20
十月	5.57	4.20
十一月	5.80	4.40
十二月	5.30	4.21
二零零八年		
一月	5.05	3.45
二月	3.92	3.52
三月	3.61	2.57
四月(截至最後實際可行日期止)	3.36	2.60

購回股份

本公司於本通函日期前六個月內(無論是否在聯交所)並無購回任何股份。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及百慕達適用法律之規定行使購回股份之建議授權。

收購守則之影響

倘因為購回股份，一名股東所佔本公司投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購事項。因此，視乎股東權益之增加幅度，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，呂志和博士與其聯繫人士實益擁有1,343,920,994股股份(佔本公司已發行股本約54.65%)。另外，其一主要股東於最後實際可行日期擁有369,015,033股股份(佔本公司已發行股本約15.01%)。根據上述持股權益，倘根據新購回授權行使全部權力購回股份，及在並無計及行使尚未行使之認股權或轉換可換股債券之情況下，呂志和博士與其聯繫人士及上述主要股東於前述之權益將分別增至持有本公司已發行股本權益約60.72%及16.67%。董事並不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事目前無意行使新購回授權，以如此方式進行，須根據收購守則第26條之規定提出強制性收購建議之責任。

呂博士及該主要股東合共擁有77.39%，並不會導致須根據收購守則第26條之規定提出強制性收購建議之責任，不過所規定的公眾人士持有之股份將會低於已發行股份總數之25%。本公司目前無意行使新購回授權，以如此方式進行，將會令公眾人士持有之股份減低於25%。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括2,459,030,508股股份。於同日，根據本公司認股權計劃授出且尚未行使之認股權可認購28,745,000股股份，以及一批合共可轉換為21,505,376股股份之可換股債券。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行(不論為一般性或因行使尚未行使認股權所附之認購權或可換股債券之所附之轉換權而發行)或購回股份之基準計算，於截至(i)本公司下屆之二零零九年股東週年大會結束；或(ii)公司細則或法例規定本公司須舉行下屆股東週年大會之日；或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日(以最早者為準)止之期間內，本公司可購回最多達245,903,050股股份(即本公司可在聯交所之股份，最多以本公司通過有關授出全面授權之決議案日期之已發行股本10%為限)。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零七年十二月三十一日(即本公司最近期之經審核賬目編製完成之日)之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。倘若行使授權購回股份會如本公司最近期刊登之審核財務報表所披露之狀況，對本公司之營運資金需求或本公司的資本負債比率造成重大不利影響，在此情況下，董事不擬行使購回股份授權。

用以購回之款項

根據公司細則及百慕達適用法律之規定，根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

廖樂柏先生，(獨立非執行董事)現年五十六歲，自二零零四年九月起出任本公司之獨立非執行董事及審核委員會成員。廖先生於二零零五年十二月起出任本公司之薪酬委員會成員。彼為香港會計師公會和英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有超過三十年經驗。廖先生於一九八零年至二零零二年間任職於羅兵咸永道會計師事務所(「**羅兵咸永道**」)，於一九八五年獲委任為羅兵咸永道之審計合夥人，廖先生除委任為審計合夥人外，並不時執掌電腦審計、持續教育及人力資源等部門。彼於二零零二年六月於羅兵咸永道離職後退休。廖先生現為皇家亞洲學會香港分會之主席及香港歌劇協會有限公司之董事。

除上文所披露者及出任本公司之獨立非執行董事外，廖先生於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除上文所披露者及出任本公司董事職務外，廖先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

廖先生與本公司訂立服務合約之固定年期為三年。惟其之獨立非執行董事任期須按照公司細則於股東週年大會上退任並重選留任，廖先生願繼續留任另一任期三年為本公司之獨立非執行董事。應付予廖先生之薪酬包括將由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及酌情發放之認股權。截至二零零七年十二月三十一日年度止，廖先生獲取之董事酬金以股份認股權支付之款項為港幣376,700元。待股東於二零零七年股東週年大會上批准，截至二零零七年十二月三十一日止年度，廖先生將收取港幣100,000元之年度董事袍金，港幣80,000元作為審核委員會成員及港幣40,000元作為薪酬委員會成員。而截至二零零八年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零九年舉行之本公司股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，廖先生擁有253,000股股份及本公司500,000份認股權之權益。除本通函所披露者外，廖先生無持有根據證券及期貨條例第XV部所指之任何股份權益。

關於廖先生所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，廖先生亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

擬於股東週年大會上重選留任董事之詳細資料載列如下：

梁文建先生，CBE，太平紳士，(非執行董事)現年六十九歲，於一九九八年加入本集團為副主席(行政)，隨後於二零零一年至二零零六年為集團顧問。彼於一九九八年九月起出任為執行董事及於二零零一年三月起任非執行董事。梁先生自二零零五年三月起出任本公司之審核委員會成員。梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務香港政府三十二年，在不同範疇擔任要職，包括運輸司、教育統籌司及廉政專員等，亦曾出任立法局官守議員。

除上文所披露者及出任本公司之非執行董事外，梁先生於過去三年內並無在其他上市公眾公司擔任任何董事職務，亦無在本公司或任何其附屬公司擔當任何其他職位。

除上文所披露者及出任本公司董事職務外，梁先生與任何董事、本公司高層管理人員或主要股東或控股股東概無任何關係。

梁先生與本公司並無訂立服務合約，梁先生之委任特定為三年，而其原有之任期於二零零八年屆滿。惟須按照公司細則於股東週年大會上輪值告退及重選留任。彼之薪酬包括年薪及津貼、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金，以及酌情發放之認股權。截至二零零七年十二月三十一日止年度，梁先生獲取之董事薪酬以股份認股權支付之款項為港幣376,700元。待股東於股東週年大會上批准，截至二零零七年十二月三十一日止年度，梁先生將會收取港幣100,000元之年度董事袍金及港幣80,000元作為審核委員會成員。而截至二零零八年十二月三十一日止年度之董事袍金將由董事會建議並經股東於二零零九年舉行之本公司股東週年大會上批准。彼之薪酬乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場對於相同職位之基準而釐定。

於最後實際可行日期，梁先生擁有本公司500,000份認股權之權益。除本通函所披露者外，梁先生無持有根據證券及期貨條例第XV部所指之任何股份權益。

關於梁先生所披露的事宜，並無有關此項披露而須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，梁先生亦無涉及任何根據該等上市規則條文而需予披露的事宜，且並無任何其他股東需要知悉的事項。

在股東週年大會上，如主席持有或知悉各董事個別或共同持有委任代表投票權，佔本公司股份的總投票權5%或以上，其須履行上市規則第13.39(3)條所述的責任。如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反，則主席應要求以投票方式表決，並須在會議上披露董事持有所有委任代表投票權也所代表的總票數，藉以顯示以舉手方式表決時所投的相反票。若持有總代表權之投票表決顯然不會推翻舉手表決的結果，則主席無須要求以投票方式表決。

如要求以投票方式進行表決，大會主席應在會上表明每項決議案的委任代表投票比例，以及贊成和反對票數(如以舉手方式表決)。

股東週年大會通告

股東週年大會通告載於本通函附錄三。隨年報附上股東週年大會適用之代表委任表格。不論　閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於**股東週年大會**(或其任何續會)**指定舉行時間最少四十八小時前交回**本公司之香港主要辦事處，地址為**香港北角渣華道191號嘉華國際中心二十九樓(註明公司秘書收)**。　閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

推薦意見

董事認為重選董事、新購回授權及新發股授權均符合本公司之最佳利益。故此，董事建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零八年四月三十日

本公司將於股東週年大會上提呈一項新一般授權，以按照股東週年大會通告所載第5.1項決議案所述購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「**新購回授權**」)。而於同一股東週年大會上，本公司亦提呈另兩項新一般授權，按股東週年大會通告所載第5.2及5.3項決議案所述，授權董事可發行最多不超過決議案通過日本公司已發行股本20%之新股份(「**新發股授權**」)。倘載於第5.1、5.2及5.3項之新購回授權及新發股授權均獲股東週年大會通過授予，則據新購回授權而購回之股份數目將可加入據新發股授權而配發之股份總數中。新購回授權及新發股授權將繼續有效，直至本公司下屆股東週年大會結束或該授權於下屆股東週年大會前在股東大會經股東以普通決議案撤銷或修訂為止。

關於該項建議新購回授權，董事謹此表明彼等現時並無計劃購回任何股份。本通函附錄二收錄一份說明函件，載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈有關於建議新購回授權之第5.1項決議案。至於該項建議新發股授權即建議之決議案第5.2及5.3項，於最後實際可行日期及假定從該日至股東週年大會日期間，本公司之已發行股本並無變化，則可供配發之股份總數為491,806,101股。

要求投票表決之權利

公司細則第78條有關股東要求股票表決之程序：

於任何股東大會提交會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果時或以前，或於撤回任何其他投票表決要求時)經下述任何一方要求進行投票表決：—

(i) 大會主席；或

(ii) 最少三名當時有權於大會上投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會上投票之本公司股份(已繳足股款相當於該等附有權利可於大會上投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會紀錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

重選董事

根據公司細則第109(A)條及企業管治的規定，梁文建先生及黃乾亨博士(為非執行董事)，以及張惠彬博士及廖樂柏先生(為獨立非執行董事)須於股東週年大會上輪席告退。黃乾亨博士希望更專注其私人事務，張惠彬博士亦希望重新分配時間於其他事務。因此，黃博士及張博士均選擇不在股東週年大會上膺選連任，彼等於股東週年大會結束時退任。黃博士及張博士均確認與董事會並無意見不合，亦無任何有關彼等退任董事之事宜需要本公司股東注意。董事會謹此就黃博士及張博士任職為董事期間對本公司所作的寶貴貢獻深表謝意。梁文建先生及廖樂柏先生均表示如再獲選，願繼續留任。

擬重選留任董事之詳細資料載於本通函附錄一。

廖樂柏先生已根據上市規則第3.13條之規定提交確認其符合獨立性之週年確認書。本公司認為廖樂柏先生符合載於上市規則第3.13條之獨立性指引，並根據該指引條文屬獨立人士。

根據公司細則第114條，倘股東擬提名個別人士於股東週年大會上參選董事，須於二零零八年五月一日至二零零八年五月六日期間(首尾兩天包括在內)或最遲於二零零八年五月六日將(i)擬提名候選人之書面通知，(ii)該候選人接受提名參選董事之確認書，以及(iii)按上市規則第13.51(2)條所規定供本公司作出公佈之該候選人個人資料，送達本公司之香港主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓。如該等提名及資料不能於股東週年大會召開日前二十一天送抵本公司處理，則必要時股東週年大會有可能須押後，以便股東有充足時間參詳該等資料。

購回股份及發行新股份之一般授權

本公司已於二零零七年股東週年大會上通過普通決議案，有關授予董事購回不多於截至該決議案當日之本公司已發行股本10%股份之一般授權(「**現有購回授權**」)，及發行不多於該決議案當日本公司已發行股本20%之一般授權(「**現有發股授權**」)。

現有購回授權及現有發股授權皆將於股東週年大會結束時屆滿。董事認為現有購回授權及現有發股授權皆增加董事會處理本公司事務及股本結構之靈活性，並符合股東之利益，而本公司應繼續採納該兩項授權。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)
呂耀東
許淇安，GBS，CBE，QPM，CPM(董事總經理(署理))
倫贊球(副董事總經理)
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士*，KBE，GBM，CMG，Hon. RICS，太平紳士
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士*，GBM，GBS，LLD，太平紳士
陳有慶博士*，GBS，LLD，太平紳士
張惠彬博士*，太平紳士
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

重選董事、
購回股份及發行新股份之一般授權
及
股東週年大會通告

緒言

本通函旨在向　閣下提供在股東週年大會上提呈之決議案之資料。該等決議案為有關建議(i)重選董事；及(ii)授予董事購回及發行分別最多佔截至該決議案通過當日之本公司已發行股本10%及20%之股份之一般授權；並向　閣下提供股東週年大會通告。

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「二零零七年股東週年大會」	指	本公司於二零零七年六月二十日舉行之股東週年大會
「股東週年大會」	指	本公司將於二零零八年五月二十七日星期二上午十一時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行之股東週年大會
「年報」	指	本公司截至二零零七年十二月三十一日止年度之年報
「聯繫人士」	指	具有上市規則所賦予之涵義
「公司細則」	指	本公司之公司細則
「董事會」	指	本公司之董事會
「本公司」	指	K. Wah International Holdings Limited 嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零八年四月二十四日，即本通函付印前就確定其中若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港幣」	指	香港法定貨幣港元

目　錄

此乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不就對本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之K. Wah International Holdings Limited嘉華國際集團有限公司股份，應立即將本通函送交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零七年十二月三十一日止年度之年報一併閱讀。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

重選董事、
購回股份及發行新股份之一般授權
及
股東週年大會通告

二零零八年四月三十日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

ANNUAL RESULTS HIGHLIGHTS

The Board of Directors (the "*Board*") of K. Wah International Holdings Limited (the "*Company*") is pleased to announce the consolidated results of the Company and its subsidiaries (together the "*Group*") for the year ended 31 December 2007 as follows:

- Revenue was HK$4,800 million (2006: HK$276 million)
- Operating profit was HK$2,806 million (2006: HK$1,071 million)
- Profit for the year was HK$2,630 million (2006: HK$702 million)
- Profit attributable to shareholders was HK$2,451 million (2006: HK$230 million)
- Earnings per share was 100.27 HK cents (2006: 9.54 HK cents)

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming annual general meeting to be held on 27 May 2008 (the "*2008 AGM*") a final cash dividend for the year ended 31 December 2007 of 3 HK cents per share, totaling HK$73,771,000, payable on 4 July 2008 to the shareholders whose names appear on the registers of members of the Company at the close of business on 27 May 2008 (2006: a final scrip dividend of 2.5 HK cents per share totaling HK$60,868,000). Together with the interim cash dividend of 2.5 HK cents per share and the special interim cash dividend of 25 HK cents per share (2006: interim scrip dividend of 1 HK cent per share), total dividends per share for the year ended 31 December 2007 is 30.5 HK cents (2006 total: 3.5 HK cents).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31 December 2007

	Note	2007 *HK$'000*	2006 *HK$'000*
Revenue	4	**4,799,504**	275,956
Cost of sales		**(3,622,726)**	(159,761)
Gross profit		**1,176,778**	116,195
Other operating income		**190,115**	134,721
Administrative expenses		**(148,411)**	(126,605)
Other operating expenses	5	**(138,155)**	(10,890)
Gain on disposal of non-current investments		**1,373,782**	-
Change in fair value of investment properties		**351,871**	957,958
Operating profit	6	**2,805,980**	1,071,379
Finance costs	7	**(110,751)**	(71,891)
Share of profits of jointly controlled entities		**155,478**	9,275
Share of losses of associated companies		**(6)**	-
Profit before taxation		**2,850,701**	1,008,763
Taxation charge	8	**(220,621)**	(307,019)
Profit for the year		**2,630,080**	701,744
Attributable to:			
Shareholders		**2,451,142**	229,703
Minority interests		**178,938**	472,041
		2,630,080	701,744
Dividends			
Interim paid		**61,368**	24,187
Special interim paid		**614,673**	-
Proposed final		**73,771**	60,868
	9	**749,812**	85,055
		HK cents	HK cents
Earnings per share	10		
Basic		**100.27**	9.54
Diluted		**99.12**	9.47
Dividend per share		**HK cents**	HK cents
Interim		**2.5**	1.0
Special interim		**25.0**	-
Proposed final		**3.0**	2.5

CONSOLIDATED BALANCE SHEET
As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**52,732**	54,297
Investment properties		**3,679,112**	3,367,669
Leasehold land and land use rights		**67,390**	69,780
Jointly controlled entities		**700,920**	575,502
Associated companies		**(4)**	-
Non-current investments		**1,191,008**	4,477,084
Other non-current assets		**7,099**	9,592
		5,698,257	8,553,924
Current assets			
Development properties		**4,800,680**	5,309,940
Amounts due from jointly controlled entities		**2,454,691**	-
Amounts due from associated companies		**652,790**	-
Debtors and prepayments	11	**328,228**	283,504
Tax recoverable		**2,762**	46,590
Cash and bank balances		**2,444,742**	741,060
		10,683,893	6,381,094
Total assets		**16,382,150**	14,935,018
EQUITY			
Share capital		**245,869**	242,995
Reserves		**8,256,702**	7,221,368
Shareholders' funds		**8,502,571**	7,464,363
Minority interests		**1,056,774**	856,817
Total equity		**9,559,345**	8,321,180
LIABILITIES			
Non-current liabilities			
Borrowings		**3,297,252**	1,914,731
Deferred taxation liabilities		**527,379**	524,085
		3,824,631	2,438,816
Current liabilities			
Amounts due to jointly controlled entities		**56,286**	76,507
Creditors and accruals	12	**883,928**	2,890,998
Current portion of borrowings		**1,282,246**	1,196,256
Tax payable		**161,041**	11,261
Dividend payable		**614,673**	-
		2,998,174	4,175,022
Total liabilities		**6,822,805**	6,613,838
Total equity and liabilities		**16,382,150**	14,935,018

NOTES

1. Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("*HKICPA*") under the historical cost convention as modified by the revaluation of investment properties and non-current investments, which are carried at fair values.

The accounting policies and methods of computation used in the preparation of the financial statements are consistent with those used in the financial statements for the year ended 31 December 2006.

2. Adoption of Hong Kong Financial Reporting Standards

In 2007, the Group has adopted the new standards, amendments and interpretations issued by the HKICPA that are effective for the accounting periods of the Group beginning on or after 1 January 2007. However, the adoption of these new standards, amendments and interpretations does not have any significant effect on the accounting policies or results and financial position of the Group, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures relating to financial instruments and capital management in the financial statements.

3. Segment information

The Group is principally engaged in property development and investment in Hong Kong, Mainland China and Singapore. In Japan, the Group carries on trading of plant and machinery. There are no other significant identifiable separate businesses. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, amounts due from jointly controlled entities and associated companies, debtors and prepayments and mainly exclude non-current investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and amounts due to jointly controlled entities. There are no sales or trading transactions between the business segments.

3. **Segment information (Cont'd)**

(A) BUSINESS SEGMENTS

	Properties HK$000	Trading HK$000	Unallocated HK$000	Total HK$000
Year ended 31 December 2007				
Revenue	**4,595,884**	**203,620**	**-**	**4,799,504**
Operating profit	**1,287,336**	**4,054**	**1,514,590**	**2,805,980**
Finance costs				**(110,751)**
Share of profits of jointly controlled entities	**155,478**	**-**	**-**	**155,478**
Share of losses of associated companies	**(6)**	**-**	**-**	**(6)**
Profit before taxation				**2,850,701**
Taxation charge				**(220,621)**
Profit for the year				**2,630,080**
Capital expenditure	**(3,956)**	**(570)**	**-**	**(4,526)**
Depreciation	**(3,169)**	**(233)**	**-**	**(3,402)**
Amortisation	**(9,989)**	**-**	**-**	**(9,989)**
Gain on disposal of non-current investments	**-**	**-**	**1,373,782**	**1,373,782**
Change in fair value of investment properties	**351,871**	**-**	**-**	**351,871**
Year ended 31 December 2006				
Revenue	203,075	72,881	-	275,956
Operating profit	998,981	893	71,505	1,071,379
Finance costs				(71,891)
Share of profits of jointly controlled entities	9,275	-	-	9,275
Profit before taxation				1,008,763
Taxation charge				(307,019)
Profit for the year				701,744
Capital expenditure	(4,269)	(67)	-	(4,336)
Depreciation	(3,061)	(104)	-	(3,165)
Amortisation	(5,877)	-	-	(5,877)
Change in fair value of investment properties	957,958	-	-	957,958
Gain on disposal of other investments	-	-	4,879	4,879

3. **Segment information (Cont'd)**

(B) GEOGRAPHICAL SEGMENTS

	Revenue	Operating profit/ (loss)
	HK$'000	HK$'000
Year ended 31 December 2007		
Hong Kong	**2,712,077**	**2,119,588**
Mainland China	**1,869,707**	**622,541**
Singapore	**14,100**	**59,717**
Japan	**203,620**	**4,134**
	4,799,504	**2,805,980**
Year ended 31 December 2006		
Hong Kong	10,780	(34,097)
Mainland China	177,785	1,091,324
Singapore	14,510	13,234
Japan	72,881	918
	275,956	1,071,379

4. **Revenue**

	2007	2006
	HK$'000	*HK$'000*
Sale of properties	**4,383,262**	6,263
Rental income	**212,622**	196,812
Sale of goods	**203,620**	72,881
	4,799,504	275,956

5. **Other operating expenses**

Other operating expenses included donations of HK$113,713,000 (2006: HK$4,442,000) to charitable organizations.

6. Operating profit

	2007	2006
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Interest income from banks	**24,913**	13,547
Interest income from mortgage loans	**863**	1,166
Interest income from other loan	**20,323**	-
Excess of fair value of net assets acquired over cost of additional interest in a subsidiary	**41,208**	-
Net exchange gains	**94,552**	56,788
Dividend income from listed investments	**-**	716
Gain on disposal of other investments	**-**	4,879
and after charging :		
Cost of inventories sold	**189,869**	64,345
Depreciation (net of capitalisation)	**3,402**	3,165
Amortisation for leasehold land and land use rights (net of capitalisation)	**9,989**	5,877

7. Finance costs

	2007	2006
	HK$'000	*HK$'000*
Interest expenses		
Bank loans, overdrafts and others	**230,365**	181,485
Finance cost of convertible bonds	**1,863**	2,414
Capitalised as cost of properties under development	**(121,477)**	(112,008)
	110,751	71,891

8. Taxation charge

	2007	2006
	HK$'000	*HK$'000*
Current		
Hong Kong profits tax	**53,034**	2,933
Overseas	**197,407**	1,473
Deferred	**(29,820)**	302,613
	220,621	307,019

8. Taxation charge (Cont'd)

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

The Corporate Income Tax Law of Mainland China (the "*new CIT Law*") has become effective since 1 January 2008. Under the new CIT Law, for Group's subsidiaries in Mainland China originally entitling a tax rate of 33%, the tax rate will decrease to 25% effective on 1 January 2008. The carrying amount of deferred taxation as at 31 December 2007 has been adjusted accordingly.

Land appreciation tax in Mainland China is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including, lease charges of land use rights and all property development expenditures, which is included in the profit and loss statement as taxation charge.

9. Dividends

	2007	2006
	HK$'000	*HK$'000*
Interim cash dividend of 2.5 HK cents (2006: scrip dividend with a cash option of 1 HK cent) per share	**61,368**	24,187
Special interim cash dividend of 25 HK cents (2006: nil) per share	**614,673**	-
Proposed final cash dividend of 3 HK cents (2006: scrip dividend with a cash option of 2.5 HK cents) per share	**73,771**	60,868
	749,812	85,055
The dividends have been partially settled by cash as follows:		
Interim	**61,368**	8,074
Final	**-**	12,072
	61,368	20,146

The Board of Directors recommended the payment of a final cash dividend in respect of 2007 of 3 HK cents (2006: 2.5 HK cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31 December 2008.

10. Earnings per share

The calculation of basic and diluted earnings per share for the year is based on the following:

	2007 HK$'000	2006 *HK$'000*
Profit attributable to shareholders	**2,451,142**	229,703
Effect of dilutive potential ordinary shares		
Interest on convertible bonds, net of tax	**1,536**	1,992
Profit for calculation of diluted earnings per share	**2,452,678**	231,695

	Number of shares 2007	 2006
Weighted average number of shares for calculating basic earnings per share	**2,444,603,000**	2,407,931,000
Effect of dilutive potential ordinary shares		
Convertible bonds	**21,277,000**	30,629,000
Share options	**8,628,000**	7,613,000
Weighted average number of shares for calculating diluted earnings per share	**2,474,508,000**	2,446,173,000

11. Debtors and prepayments

	2007 HK$'000	2006 *HK$'000*
Trade debtors, net of provision	**125,175**	12,713
Other debtors, net of provision	**31,291**	70,447
Prepayments and deposits	**171,762**	200,344
	328,228	283,504

Trade debtors mainly comprise receivables for sales of goods and rental. Rental from tenants is due and payable in advance. The terms for sales of goods vary and are determined with reference to the prevailing marketing conditions.

The aging analysis of the trade debtors of the Group based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	2007 HK$'000	2006 *HK$'000*
Within one month	**123,689**	5,923
Two to three months	**1,179**	2,492
Four to six months	**249**	2
Over six months	**58**	4,296
	125,175	12,713

12. **Creditors and accruals**

	2007	2006
	HK$'000	*HK$'000*
Trade creditors	**559,432**	160,331
Other creditors	**38,670**	18,993
Amounts due to minority shareholders	**83,988**	107,026
Accrued operating expenses	**63,718**	17,586
Advanced proceeds on sale of properties	**66,988**	2,521,869
Deposits received	**71,132**	65,193
	883,928	2,890,998

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	2007	2006
	HK$'000	*HK$'000*
Within one month	**506,973**	157,736
Two to three months	**2,474**	2,376
Four to six months	**174**	77
Over six months	**49,811**	142
	559,432	160,331

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Revenue and profit attributable to shareholders for the year ended 31 December 2007 were HK$4,800 million and HK$2,451 million respectively, compared to HK$276 million and HK$230 million for last year. The significant increase in revenue was mainly due to the recognition of sales of Westwood Phase I in Shanghai and The Great Hill and J Residence in Hong Kong. The increase in profit on the other hand can be attributable to two factors: the increase in profit from the sales of development properties projects and the profit of HK$1,374 million arising from the disposal of a substantial part of our holdings in Galaxy Entertainment Group Limited ("*GEG*").

Mainland China

Most of the Group's property development projects in Shanghai and Guangzhou were under construction or development and works were progressing well. On the investment side, demand for Grade-A office in Shanghai remained strong with near 100% occupation rate for the Group's K. Wah Centre in Shanghai, bringing in good rental income and satisfactory investment return for the Group.

(A) Current Major Development Properties (total gross floor area ("*GFA*") of approximately 2,000,000 square metres)

(i) Shanghai Westwood, No. 701 Guangzhong Road, Da Ning International Community (100% owned)

The luxurious condominium project is divided into three phases, having a total GFA of approximately 380,000 square metres. Phase I was completed and all the residential units were sold. Construction of Phase II is now underway and completion is expected in 2009. Pre-sale of Phase II will be rolled out in 2008. We have also started the development plan for Phase III.

(ii) Shanghai - Lot A&B No.68 Jianguo Xi Road, Xuhui District (100% owned)

The project is located in Shanghai's traditionally up-scale prestigious residential area. The GFA of this project is approximately 140,000 square metres, which the Group plans to develop into an integrated development with luxury residential apartments, high-class commercial facilities and a suite-hotel styled service apartment. Construction work is underway in accordance with schedule.

(iii) Shanghai - Phase III, Yanjiazhai, Jingan District (99% owned)

Total GFA of this luxurious residential project is approximately 100,000 square metres. It is located at Urumqi Road, Jingan District close to the vibrant central business district of Nanjing West Road. Construction works have been commenced and the development is expected to be completed by 2010.

(iv) Guangzhou – Yingbin Road, Hua Dou District (100% owned)

This site is close to the New Baiyun International Airport with total GFA of approximately 323,000 square metres. The project is planned for the development of a composite hotel, offices and premium residential towers. Completion for the hotel and offices is expected in 2009.

(v) Guangzhou – Xinhua Zhen, Hua Dou District (99.99% owned)

This project has a total permissible floor area of approximately 1,147,000 square meters and will be developed in phases. One of the plots in this project (GFA of approximately 200,000 square metres) has already been in the planning stage for residential-cum-hotel development. The rest of the land in this project has been planned mostly for residential development.

(vi) Guangzhou –Jianshebei Road, Hua Dou District (100% owned)

This newly acquired land is located in the downtown area of Hua Dou with total GFA of approximately 46,000 square metres and is about 20-minute drive from the New Baiyun International Airport. It has also been in the planning stage for residential development.

On 31 December 2007, a wholly-owned subsidiary of the Group has successfully bid for a piece of land, being plot 185, at Minheng District in Shanghai for Renminbi 711,500,000, under which the Group has paid a deposit of Renminbi 40,000,000. The permissible buildable floor area of this land – residential and commercial – is approximately 171,290 square metres on present estimation.

(B) Investment Property

Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (39.6% effective interest)

This flagship investment property with totaling approximately 72,000 square metres together with the two ancillary buildings, is located at Huaihai Zhong Road which is a thriving downtown commercial area in the inner ring area of Shanghai. The offices are fully leased with a strong stable income stream to the Group.

Hong Kong

The Great Hill and J Residence were both completed in the fourth quarter of 2007 and satisfactory profits from the sales were recognized in this year. In the office sector, the leasing market remained strong. During the year, the Group achieved satisfactory occupancy and rental rates for its investment properties.

For the future business developments, the Group invested over HK$3 billion in a number of joint residential projects in Hong Kong with reputable property developers and these projects will be due for completion within the next three to four years.

(A) Current development properties

(i) *The Great Hill, Tung Lo Wan Hill Road, Shatin (100% owned)*

The development of the project was completed in November 2007, contributed 114 apartments and 8 detached houses to the market. Over 55 % of the units have been sold.

(ii) *J Residence, Johnston Road, Wan Chai (a joint development with the URA)*

This is a joint development project with the Urban Renewal Authority. The development of the project was completed in November 2007 and most of the residential units have already been sold. The three-storey commercial area of the project – the J Senses – with total GFA of approximately 3,400 square metres has drawn good market response with over 90% of the area being leased during pre-lease.

(iii) *No.6 Shiu Fai Terrace, Stubbs Road (100% owned)*

The Group has unified the title of the property and has commenced redevelopment works on the project. It is expected to be developed into a 12-storey luxury residential tower with targeted completion date by 2010.

(iv) *Tai Po Town Lot No. 188, Tai Po (25% owned)*

In March 2007, the Group with other property developers acquired the land for residential development purpose with total GFA of approximately 69,700 square metres in a public land auction. Foundation work will soon commence and the project is expected to be completed by 2010.

(v) *Kowloon Inland Lot No. 11073, West Kowloon (15% owned)*

In May 2007, the Group with other property developers acquired the land for residential development purpose with total GFA of approximately 60,500 square metres in a public land auction. Foundation work has been commenced and the development is expected to be completed by 2011.

(vi) *Tai Po Town Lot No. 186, Tai Po (15% owned)*

In September 2007, the Group with other property developers acquired the land for residential development purpose with total GFA of approximately 66,500 square metres in a public land auction. Foundation work will soon commence.

(vii) *Aberdeen Inland Lot No. 451, Welfare Road, Aberdeen (35% owned)*

The Group with other property developers acquired this site in October 2007 in a public land auction. The Project will be developed into six residential towers with total GFA of approximately 60,000 square metres on present estimation. Planning and design work has already commenced.

(B) Other properties in Hong Kong

(i) Skyline Commercial Centre, Wing Lok Street, Sheung Wan (100% owned)

This 24-storey centrally located office building has approximately 3,900 square metres of office space and ground floor shops. It is almost fully occupied and is contributing steady rental income to the Group.

(ii) Kingsfield Centre, Shell Street, North Point (100% owned)

This 26-storey office building (approximately 1,900 square metres of office space) has been enjoying high occupancy and is contributing steady rental income to the Group.

Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)

This 12-storey office building (approximately 5,800 square metres with carparks) has maintained satisfactory occupancy with stable income.

Investment in Galaxy Entertainment Group Limited

During the year, the Group disposed of 452,500,000 GEG shares to the Permira Fund at the price of HK$8.42 per share, or approximately HK$3.8 billion gross proceeds. After the disposal, the Group's shareholding in GEG was reduced from 18.7% to 4.1%. The Group recorded a profit of HK$1.37 billion from the disposal. The value of the remaining GEG shares was around HK$1,191 million (HK$7.33 per share) as at 31 December 2007.

OUTLOOK

Despite the monetary tightening and restrictions on foreign investment, the medium and long term outlook for the real estate market in Mainland China remains positive. The Group is cautiously optimistic about its business prospect in Mainland China, on the back of the supremacy of the locality of the Group's projects and the strong brand recognition by the local community which the Group has nurtured sucessfully in the past decade in the Mainland.

For 2008, the Hong Kong residential property market should remain good, both in terms of the volume activities and transacted value. The capital values of office space also continued to firm up. During 2007, the Group joined hands with household-name developers to acquire land in Hong Kong with a total 257,000 square metres GFA. These land additions will ensure that the sustainability of the earning prospect of the Group. In view of the continuous improvements of the economy of Hong Kong and the low interest rate environment in the near term, as well as the continuous growth in urban affluence in Mainland China, the Group is cautiously optimistic on the property market of Hong Kong and Mainland China and will continue to explore value investments in these markets.

REVIEW OF FINANCE

(1) Financial Position

The financial position of the Group remained strong. Total funds employed increased by 23% to HK$14 billion at 31 December 2007 from HK$11 billion at 31 December 2006.

The number of the issued shares of the Company increased as a result of the exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was strong during the year. As of 31 December 2007, total bank borrowings amounted to HK$4,545 million, and cash and bank balances were HK$2,445 million to give a net debt of HK$2,100 million, mainly attributable to the sale proceeds received during the year.

Of the (long-term) bank borrowings, more than 80% had maturities over a period of one year and above.

The Group successfully arranged a 5 years syndicated loan of HK$1,800 million in September 2007. In addition to the aggregate cash balances and the total undrawn banking facilities of the Group at 31 December 2007, the total amount of funds available for the expansion and operations amounted to HK$6 billion.

The gearing ratio, defined as the ratio of total loans less cash balances to total assets, was reduced to a satisfactory level of 15% at 31 December 2007 as compared to 17% for last year.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitments and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong dollars. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the year, the Group has not engaged in the use of these derivative products.

(4) Charges on Group Assets

As of 31 December 2007, investment properties and land and buildings with carrying values of HK$3,164 million (2006: HK$3,230 million) and HK$110 million (2006: HK$110 million) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) Contingent Liabilities

As of 31 December 2007, the Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries, a jointly controlled entity and associated companies amounting to HK$6,045 million (2006: HK$4,557 million), HK$775 million (2006: nil) and HK$1,009 million (2006: nil) respectively, of which HK$3,232 million (2006: HK$2,030 million), HK$438 million (2006: nil) and HK$642 million (2006: nil) have been utilized respectively.

The Company has also executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40 million (2006: HK$40 million) at the end of the year.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

RETIREMENT OF DIRECTOR

Dr. Philip Wong Kin Hang, a Non-executive Director, will retire by rotation at the 2008 AGM according to the Bye-laws and corporate governance practices of the Company. Dr. Philip Wong Kin Hang has elected not to offer himself for re-election at the 2008 AGM so that he can devote more time for his personal affairs. Dr. Wong will retire at the conclusion of the 2008 AGM. Dr. Wong has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his retirement that need to be brought to the attention of the shareholders of the Company. The Board would like to express sincere appreciation to Dr. Wong for his support, devotion and invaluable contribution to the Company during his tenure of service.

CORPORATE GOVERNANCE

Throughout the year under review, save for Code provision A.4.2, the Company has complied with all the provisions in the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on the Exchange (the "*Listing Rules*"). The Board believes that the underlying rationale for such a deviation, as mentioned under the section headed "COMPLIANCE WITH APPENDIX 14" in the Corporate Governance Report of its 2006 Annual Report and as alluded to in the section headed "Corporate Governance" in its 2007 Interim Report, still holds. The Board will continue to review and recommend such steps and action as appropriate in the circumstances of such deviation.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors as set out in Appendix 10 of the Listing Rules (the "*Model Code*"). Having made specific enquiries with all its Directors, the Company confirms that during the year all its Directors have complied with the required standards as set out in the Model Code.

REMUNERATION COMMITTEE

The Remuneration Committee, which comprises one executive Director (as chairman) and two Independent Non-executive Directors of the Company, has met on 31 March 2008 and reviewed the relevant remuneration data, market conditions and also the individual performance in relation to the executive Directors under review and profitability of the Group.

AUDIT COMMITTEE

The Audit Committee of the Company has met on 31 March 2008 and reviewed the Company's 2007 annual results.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's shares or convertible bonds during the year ended 31 December 2007.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 21 May 2008 to 27 May 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 20 May 2008.

PUBLICATION OF FURTHER INFORMATION

This announcement will be published on the respective websites of the Company and the Exchange. PricewaterhouseCoopers have audited the Group's annual financial statements and their report will be included in the Company's 2007 Annual Report to the shareholders which will also be published on the respective websites of the Company and the Exchange.

DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board
Chan Ming Tak Ricky
Company Secretary

Hong Kong, 2 April 2008

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong
Website: www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零七年十二月三十一日止年度之全年業績公佈

全年業績摘要

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零七年十二月三十一日止年度之綜合業績如下：

- 營業額爲港幣 4,800,000,000 元（二零零六年：港幣 276,000,000 元）
- 經營溢利爲港幣 2,806,000,000 元（二零零六年：港幣 1,071,000,000 元）
- 本年溢利爲港幣 2,630,000,000 元（二零零六年：港幣 702,000,000 元）
- 股東應佔溢利爲港幣 2,451,000,000 元（二零零六年：港幣 230,000,000 元）
- 每股盈利爲港幣 100.27 仙（二零零六年：港幣 9.54 仙）

末期股息

董事會議決於二零零八年五月廿七日即將召開之股東週年大會（「二零零八年年會」）上，建議於二零零八年七月四日向名列於二零零八年五月廿七日本公司股東名冊內之股東派發截至二零零七年十二月三十一日止年度之末期現金股息，每股港幣 3 仙，合共港幣 73,771,000 元。（二零零六年：以股代息之末期股息每股港幣 2.5 仙，合共港幣 60,868,000 元）。在計入中期現金股息每股港幣 2.5 仙及特別中期現金股息每股港幣 25 仙後（二零零六年：以股代息之中期股息，每股港幣 1 仙），本年度派發之股息總額爲每股港幣 30.5 仙（二零零六年總額：港幣 3.5 仙）。

綜合損益表
截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營業額	4	**4,799,504**	275,956
銷售成本		**(3,622,726)**	(159,761)
毛利		**1,176,778**	116,195
其他營運收入		**190,115**	134,721
行政費用		**(148,411)**	(126,605)
其他營運費用	5	**(138,155)**	(10,890)
出售非流動投資之收益		**1,373,782**	-
投資物業之公平值變動		**351,871**	957,958
經營溢利	6	**2,805,980**	1,071,379
財務費用	7	**(110,751)**	(71,891)
共同控制實體之應佔溢利		**155,478**	9,275
聯營公司之應佔虧損		**(6)**	-
除稅前溢利		**2,850,701**	1,008,763
稅項支出	8	**(220,621)**	(307,019)
本年度溢利		**2,630,080**	701,744
應佔:			
股東		**2,451,142**	229,703
少數股東權益		**178,938**	472,041
		2,630,080	701,744
股息			
中期		**61,368**	24,187
特別中期		**614,673**	-
建議末期		**73,771**	60,868
	9	**749,812**	85,055
		港仙	港仙
每股盈利	10		
基本		**100.27**	9.54
攤薄		**99.12**	9.47
每股股息		**港仙**	港仙
中期		**2.5**	1.0
特別中期		**25.0**	-
建議末期		**3.0**	2.5

綜合資產負債表
二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
物業、機器及設備		52,732	54,297
投資物業		3,679,112	3,367,669
租賃土地及土地使用權		67,390	69,780
共同控制實體		700,920	575,502
聯營公司		(4)	-
非流動投資		1,191,008	4,477,084
其他非流動資產		7,099	9,592
		5,698,257	8,553,924
流動資產			
發展物業		4,800,680	5,309,940
應收共同控制實體		2,454,691	-
應收聯營公司		652,790	-
應收賬款及預付款	11	328,228	283,504
可收回稅項		2,762	46,590
現金及銀行結餘		2,444,742	741,060
		10,683,893	6,381,094
總資產		16,382,150	14,935,018
權益			
股本		245,869	242,995
儲備		8,256,702	7,221,368
股東權益		8,502,571	7,464,363
少數股東權益		1,056,774	856,817
總權益		9,559,345	8,321,180
負債			
非流動負債			
借貸		3,297,252	1,914,731
遞延稅項負債		527,379	524,085
		3,824,631	2,438,816
流動負債			
應付共同控制實體		56,286	76,507
應付賬款及應計費用	12	883,928	2,890,998
借貸之現期部份		1,282,246	1,196,256
應付稅項		161,041	11,261
應付股息		614,673	-
		2,998,174	4,175,022
負債總額		6,822,805	6,613,838
總權益及負債		16,382,150	14,935,018

附註

1. 編製基準

此財務報表乃按照香港會計師公會頒佈之香港財務報告準則而編製，採用歷史成本會計法，並就投資物業、非流動投資之重估，按公平值列賬作出修訂。

編製此財務報表所應用之會計政策及計算方法，與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

2. 採用香港財務報告準則

於二零零七年，本集團採用由香港會計師公會頒佈，於二零零七年一月一日或之後開始的會計期間生效之新訂香港財務報告準則、修訂及詮釋。採納此新訂香港財務報告準則，除香港會計準則一(修訂)及香港財務報告準則七對本集團在財務報表上對財務工具及資本管理有更進一步之披露外，其他均對本集團之會計政策及財務狀況無重大影響。

3. 分部資料

本集團主要在香港、中國內地及新加坡從事物業發展及投資。在日本，本集團從事機器貿易。此外並沒有其他重大獨立分部業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部爲次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、共同控制實體及聯營公司之應收款、應收賬款及預付款，但不包括非流動投資、現金及銀行結餘及可收回稅項。分部負債主要包括應付賬款及應計費用及對共同控制實體之應付款。而分部之間沒有任何銷售或貿易交易。

3. 分部資料 (續)

（甲）業務分部

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總額 港幣千元
截至二零零七年十二月三十一日止年度				
營業額	4,595,884	203,620	-	4,799,504
經營溢利	1,287,336	4,054	1,514,590	2,805,980
財務費用				(110,751)
共同控制實體之應佔溢利	155,478	-	-	155,478
聯營公司之應佔虧損	(6)	-	-	(6)
除稅前溢利				2,850,701
稅項支出				(220,621)
本年度溢利				2,630,080
資本支出	(3,956)	(570)	-	(4,526)
折舊	(3,169)	(233)	-	(3,402)
攤銷	(9,989)	-	-	(9,989)
出售非流動投資之收益	-	-	1,373,782	1,373,782
投資物業之公平值變動	351,871	-	-	351,871
截至二零零六年十二月三十一日止年度				
營業額	203,075	72,881	-	275,956
經營溢利	998,981	893	71,505	1,071,379
財務費用				(71,891)
共同控制實體之應佔溢利	9,275	-	-	9,275
除稅前溢利				1,008,763
稅項支出				(307,019)
本年度溢利				701,744
資本支出	(4,269)	(67)	-	(4,336)
折舊	(3,061)	(104)	-	(3,165)
攤銷	(5,877)	-	-	(5,877)
投資物業之公平值變動	957,958	-	-	957,958
出售其他投資之收益	-	-	4,879	4,879

3. 分部資料 (續)

（乙）按地區分佈

	營業額 港幣千元	經營溢利/ (虧損) 港幣千元
截至二零零七年十二月三十一日止年度		
香港	2,712,077	2,119,588
中國內地	1,869,707	622,541
新加坡	14,100	59,717
日本	203,620	4,134
	4,799,504	2,805,980
截至二零零六年十二月三十一日止年度		
香港	10,780	(34,097)
中國內地	177,785	1,091,324
新加坡	14,510	13,234
日本	72,881	918
	275,956	1,071,379

4. 營業額

	二零零七年 港幣千元	二零零六年 港幣千元
物業銷售	4,383,262	6,263
租金收入	212,622	196,812
貨品銷售	203,620	72,881
	4,799,504	275,956

5. 其他營運費用

其他營運費用包括慈善機構捐獻港幣 113,713,000 元 (二零零六年 : 港幣 4,442,000 元) 。

6. 經營溢利

	二零零七年 港幣千元	二零零六年 港幣千元
經營溢利已計入：		
銀行利息	24,913	13,547
按揭貸款利息	863	1,166
其他貸款利息	20,323	-
增購一附屬公司權益所產生高於資產淨額之公平値	41,208	-
匯兌溢利淨額	94,552	56,788
上市證券投資之股息	-	716
出售其他投資之收益	-	4,879
及已扣除：		
銷售存貨成本	189,869	64,345
折舊(資本化後)	3,402	3,165
租賃土地及土地使用權之攤銷(資本化後)	9,989	5,877

7. 財務費用

	二零零七年 港幣千元	二零零六年 港幣千元
利息支出		
銀行貸款、透支及其他	230,365	181,485
可換股債券之財務費用	1,863	2,414
資本化作爲興建中物業成本	(121,477)	(112,008)
	110,751	71,891

8. 稅項支出

	二零零七年 港幣千元	二零零六年 港幣千元
本年度		
香港利得稅	53,034	2,933
海外	197,407	1,473
遞延	(29,820)	302,613
	220,621	307,019

8. 稅項支出 (續)

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依 17.5% (二零零六年：17.5%)稅率提撥。海外稅項乃按有關國家之現行稅率就海外經營業務所產生之應課稅溢利作出撥備。

於二零零八年一月一日起, 根據中華人民共和國企業所得稅法 (新企業所得稅法),企業所得稅適用稅率由 33%降至 25%。本集團之中國內地附屬公司亦因而受惠。本賬目內羅列之止二零零七年十二月三十一日之遞延稅項之賬面值,亦因此相應調整。

中國土地增值稅乃就土地價值的增值金額(即出售物業所得款項扣除包括土地使用權及所有房地產開發開支等可於損益表扣減的開支)按介乎 30%至 60%不等的適用遞進稅率徵收。

9. 股息

	二零零七年 港幣千元	二零零六年 港幣千元
中期現金股息，每股港幣 2.5 仙 (二零零六年：以股代息（附現金選擇），每股港幣 1 仙)	61,368	24,187
特別中期現金股息，每股港幣 25 仙 (二零零六年：無)	614,673	-
建議末期現金股息，每股港幣 3 仙 (二零零六年：以股代息（附現金選擇）每股港幣 2.5 仙)	73,771	60,868
	749,812	85,055
部份股息以現金支付，詳細資料如下:		
中期	61,368	8,074
末期	-	12,072
	61,368	20,146

董事會建議派發二零零七年之末期現金股息，每股港幣 3 仙 (二零零六年: 每股港幣 2.5 仙)。該股息將於截至二零零八年十二月三十一日止年度列作盈餘儲備分派。

10. 每股盈利

本年度之每股基本及攤薄盈利之計算如下:

	二零零七年 港幣千元	二零零六年 港幣千元
股東應佔溢利	2,451,142	229,703
具攤薄作用之潛在普通股之影響 可換股債券之利息，除稅	1,536	1,992
用以計算每股攤薄盈利之溢利	2,452,678	231,695

	股份數目 二零零七年	二零零六年
用以計算每股基本盈利之股份加權平均數	2,444,603,000	2,407,931,000
具攤薄作用之潛在普通股之影響		
可換股債券	21,277,000	30,629,000
認股權	8,628,000	7,613,000
用以計算每股攤薄盈利之股份加權平均數	2,474,508,000	2,446,173,000

11. 應收賬款及預付款

	二零零七年 港幣千元	二零零六年 港幣千元
應收貿易賬款，扣除撥備	125,175	12,713
其他應收賬款，扣除撥備	31,291	70,447
預付款及按金	171,762	200,344
	328,228	283,504

本集團之應收貿易賬款主要來自貨品銷售及租金。租金在每個租賃期開始或之前支付。貨品銷售條款因應當時市場情況，因此條款各有不同。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	123,689	5,923
二至三個月	1,179	2,492
四至六個月	249	2
六個月以上	58	4,296
	125,175	12,713

12. 應付賬款及應計費用

	二零零七年 港幣千元	二零零六年 港幣千元
應付貿易賬款	559,432	160,331
其他應付賬款	38,670	18,993
應付少數股東	83,988	107,026
應計營運費用	63,718	17,586
物業銷售之預售款項	66,988	2,521,869
已收按金	71,132	65,193
	883,928	2,890,998

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	506,973	157,736
二至三個月	2,474	2,376
四至六個月	174	77
六個月以上	49,811	142
	559,432	160,331

管理層之討論及分析

業務回顧

截至二零零七年十二月三十一日止年度之營業額及股東應佔溢利分別為港幣 4,800,000,000 元及港幣 2,451,000,000 元，而去年則為港幣 276,000,000 元及港幣 230,000,000 元。營業額大幅增加的主要原因為上海慧芝湖第一期、香港之嘉御山及嘉薈軒等銷售確認列賬。另一方面，以下兩個因素亦造就了溢利大幅增加：年內確認入賬的物業發展項目所貢獻的溢利增加，以及因出售所持有的大部分銀河娛樂集團有限公司(「銀河娛樂」)股權而獲得港幣 1,374,000,000 元的溢利。

中國內地

本集團在上海及廣州的大部分物業發展項目均如期發展，進度理想。投資業務方面，上海對甲級寫字樓的需求依然殷切，故此本集團之上海嘉華中心獲得理想回報，繼續錄得近百分之百的出租率。

（甲） 目前主要發展物業（總建築樓面面積（「*<u>總樓面面積</u>*」）約 2,000,000 平方米）

(i) *上海慧芝湖，大寧國際社區廣中路 701 號地塊（佔 100%權益）*

此豪華住宅項目分三期發展，總樓面面積約爲 380,000 平方米。第一期已竣工，全部住宅單位已售罄；第二期目前正在興建發展中，預期將於二零零九年落成，並將於二零零八年開始預售；第三期的發展藍圖目前正在規劃中。

(ii) *上海徐滙區建國西路 68 號 A 及 B 地塊（佔 100%權益）*

此項目位於上海傳統高尚住宅區地段，總樓面面積約140,000平方米。本集團計劃發展爲綜合發展項目，薈萃豪華住宅、高級商業設施及套房酒店式服務公寓，建築工程正如期進行。

(iii) *上海靜安區嚴家宅三期地塊（佔 99%權益）*

此豪華住宅項目總樓面面積約100,000平方米，位於靜安區烏魯木齊路，鄰近南京西路的繁盛中央商業區。建築工程已展開，並預計於二零一零年前完成發展。

(iv) *廣州 – 花都區迎賓大道（佔 100%權益）*

該地盤鄰近新白雲國際機場，總樓面面積約 323,000 平方米。該項目計劃綜合發展爲酒店、寫字樓及優質住宅大廈。酒店及寫字樓預期於二零零九年落成。

(v) *廣州 – 花都區新華鎮（佔 99.99%權益）*

該項目之總可建樓面面積約爲 1,147,000 平方米，將分段發展，其中一幅地塊（涉及總樓面面積約 200,000 平方米）目前已處於初步規劃階段，計劃發展爲住宅及酒店物業。餘下之土地儲備主要計劃作住宅項目發展。

(vi) *廣州 – 花都區建設北路（佔 100%權益）*

該幅新收購地塊位於花都區的商業地段，總樓面面積約 46,000 平方米，距離新白雲國際機場約 20 分鐘車程。該地塊目前亦處於初步規劃階段，計劃作住宅項目發展。

於二零零七年十二月三十一日，本集團一間全資附屬公司成功投得一幅位於上海閔行區吳涇鎮 185 地塊，作價爲人民幣 711,500,000 元，本集團已支付爲數人民幣 40,000,000 元之地價按金。現時估計該地塊之可建樓面面積(包括住宅及商業用途)約爲 171,290 平方米。

（乙） 投資物業

上海淮海中路上海嘉華中心（佔 39.6%實際權益）

此項旗艦投資物業由一幢甲級寫字樓及兩幢副樓組成，合計約爲72,000平方米，位於上海市內環線、淮海路繁華商業中心區內。寫字樓已悉數租出，爲本集團帶來強健穩定的收入。

香港

嘉御山及嘉薈軒已於二零零七年第四季竣工，銷售利益於本年度確認入賬。寫字樓方面，租賃市場依然蓬勃發展。年內，本集團之投資物業在佔用率及租金方面均取得理想成績。

爲促進未來業務發展，本集團投資逾港幣30億元，與聲譽昭著的物業發展商在香港發展聯營住宅項目，該等項目預計將於未來三、四年內相繼落成。

（甲） 目前發展物業

(i) 沙田銅鑼灣山路嘉御山（佔100%權益）

該物業已於二零零七年十一月落成，供應市場114個單位及8個獨立屋，超過55%的住宅單位已售出。

(ii) 灣仔莊士敦道嘉薈軒（市建局合作發展項目）

此項目由市區重建局與本集團聯手發展，於二零零七年十一月發展完成，住宅單位已幾近全部售出。該項目中的三層高商場J Senses（總樓面面積約3,400平方米）備受市場歡迎，自預租賃開始，超過90%的面積已租出。

(iii) 司徒拔道肇輝臺6號（佔100%權益）

本集團已集合該物業的業權，並已展開重新發展規劃，預期將發展爲樓高12層的豪華住宅大樓 ，擬定於二零一零年前落成。

(iv) 大埔市地段188號（佔25%權益）

於二零零七年三月，本集團與其他發展商透過公開土地拍賣共同購入該地塊，供住宅發展用途，總樓面面積約69,700平方米，地基工程快將展開，項目預期將於二零一零年前落成。

(v)　西九龍內地段11073號（佔15%權益）

於二零零七年五月，本集團與其他發展商透過公開土地拍賣共同購入該地塊，供住宅發展用途，總樓面面積約60,500平方米，地基工程經已展開，預期於二零一一年前完成發展。

(vi)　大埔市地段186號（佔15%權益）

於二零零七年九月，本集團與其他發展商透過公開土地拍賣共同購入該地塊，供住宅發展用途，總樓面面積約66,500平方米，地基工程快將展開。

(vii)　香港仔惠福道內地段第451號（佔35%權益）

本集團於二零零七年十月與其他發展商透過公開土地拍賣共同購入該地盤。該項目將發展為六幢住宅大樓，總樓面面積按目前估計約60,000平方米，已展開規劃及設計工作。

（乙）　香港之其他物業

(i)　上環永樂街嘉滙商業中心（佔100%權益）

此商業大廈位於中區地段，樓高24層，包括寫字樓及地舖，面積約3,900平方米。目前單位幾近全部租出，為本集團帶來穩定之租金收入。

(ii)　北角蜆殼街嘉昌商業中心（佔100%權益）

此商業大廈樓高26層，辦公室面積約1,900平方米，出租率甚高，為本集團帶來穩定的租金收入。

在新加坡之主要物業

振瑞路新生商業中心（佔100%權益）

此商業大廈樓高12層，面積約5,800平方米，附設停車場，出租情況理想，為本集團帶來穩定的租金收益。

於銀河娛樂集團有限公司的投資

年內，本集團以每股作價港幣8.42元，合計約港幣38億元向Permira Fund出售452,500,000股銀河娛樂股份。出售銀河娛樂股份後，本集團持有的銀河娛樂股權由18.7%減至4.1%，並因出售而錄得港幣13.7億元的溢利。餘下之銀河娛樂股份於二零零七年十二月三十一日之價值約為港幣11.91億元（每股港幣7.33元）。

展望

雖然面對貨幣政策收緊及對外商投資政策上的限制，中國內地的房地產市場中期及長期的發展前景依然向好。本集團對其於中國內地的業務前景保持審慎樂觀態度，因旗下之物業及發展項目均位於優越的地理位置，加上本集團十多年來成功在內地打造卓著的品牌，深受社會大眾認同。

香港方面，二零零八年住宅物業市場的交投量及售價應持續蓬勃。寫字樓的價值亦穩定上升。於二零零七年，本集團與聲譽昭著的地產發展商多次聯手於香港購入土地，總樓面面積達257,000平方米。新購入的土地將確保本集團的持續盈利前景得以延續。鑑於香港的經濟活動及物業市場不斷改善，加上本地利率短期內可能繼續維持在較低水平，另國內城市人均收入富裕，本集團對香港及中國內地物業市場的未來保持審慎樂觀，並將繼續在兩地物色優質物業以擴大投資。

財務檢討

(1) 財務狀況

本集團之財務狀況持續強健。於二零零七年十二月三十一日，動用的資金總額爲港幣140 億元，較於二零零六年十二月三十一日的港幣 110 億元，增加 23%。

年內，認股權之行使令本公司之已發行股份數目增加。然而，所產生之攤薄效應已爲年內所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團之流動資金水平強健。於二零零七年十二月三十一日，銀行貸款總額爲港幣4,545,000,000 元，現金及銀行結餘爲港幣 2,445,000,000 元，借貸淨額因此爲港幣2,100,000,000 元。主要歸因於年內收取的銷售所得款項所致。

超過 80%之長期銀行借款之還款期逾一年或以上。

本集團於二零零七年九月成功簽訂一項爲期五年並金額爲港幣 18 億元之銀團貸款。加上本集團於二零零七年十二月三十一日持有之現金及尙未動用之銀行融資額，可運用於業務擴充及日常運作上的資金總額約港幣 60 億元。

負債比率方面(比率計算爲未償還之總借款額減除現金與總資產額相比)，在二零零七年十二月三十一日，負債比率下降至 15% 之滿意水平，而去年則爲 17%。

本集團之流動資金及負債比率穩健，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外匯繼續以保守政策及控制風險爲主，本集團借貸以港幣爲基礎，並在認爲適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。本集團並無投資於與本集團財務無關之衍生工具。

(4) 本集團資產之抵押

於二零零七年十二月三十一日，本集團賬面值爲港幣 3,164,000,000 元 (二零零六年：港幣 3,230,000,000 元)的投資物業及賬面值港幣 110,000,000 元 (二零零六年：港幣 110,000,000 元)的土地和建築物已分別抵押予銀行作爲本集團信貸的擔保。

(5) 或然負債

於二零零七年十二月三十一日，本公司已就若干附屬公司, 共同控制實體及聯營公司分別取得港幣 6,045,000,000 元(二零零六年：港幣 4,557,000,000 元) , 港幣 775,000,000 元(二零零六年：無)及港幣 1,009,000,000 元(二零零六年：無) 信貸額向銀行及財務機構出具擔保。其中已動用之信貸額分別爲港幣 3,232,000,000 元 (二零零六年：港幣 2,030,000,000 元) , 港幣 438,000,000 元(二零零六年：無)及港幣 642,000,000 元 (二零零六年：無) 。

本公司就一附屬公司發行之可換股債券,向債券持有人出具擔保。至二零零七年底止，可換股債券之餘額爲港幣 40,000,000 元(二零零六年：港幣 40,000,000 元)。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

退任董事

根據公司細則及企業管治的規定，黃乾亨博士(爲非執行董事) 須於二零零八年年會上輪席告退。爲能更專注其私人事務 ，黃博士選擇不在二零零八年年會上膺選連任，因此彼於二零零八年年會結束時退任。 黃博士確認與董事會並無意見不合，亦無任何有關其退任非執行董事之事宜需要本公司股東注意。 董事會謹此就黃博士任職爲董事期間對本公司所作的寶貴貢獻深表謝意。

企業管治

本公司於二零零七年內一直遵守載於聯交所證券上市規則（「上市規則」）附錄十四的企業管治常規守則之條文（「守則條文」），守則條文第 A.4.2 條除外。有關偏離守則條文第 A.4.2 條文一事，董事會認爲分別載於本公司二零零六年年報之企業管治報告書內「遵守附錄十四」一節中及於二零零七年中期報告內「企業管治」一欄之理據依然成立。董事會將繼續檢討有關事項，於適當時候作出相應措施。

董事進行證券交易之行爲守則

本公司已採納載於上市規則附錄十作爲本公司之董事進行證券交易的標準守則（「標準守則」）。經詳細查詢全體董事，本公司確認於本年度內，所有董事均已遵守標準守則所規定之標準。

薪酬委員會

薪酬委員會由一名執行董事擔任主席及兩名獨立非執行董事組成，委員會於二零零八年三月三十一日召開會議，檢討相關薪酬數據、市場環境、以及執行董事於任期內及對本集團的盈利能力之個人表現。

審核委員會

本公司之審核委員會於二零零八年三月三十一日召開會議，審閱有關本公司二零零七年年度之全年業績。

購入、出售或贖回本公司上市證券

本公司及其附屬公司於截至二零零七年十二月三十一日止年度內並無購入、出售或贖回任何本公司之股份及可換股債券。

暫停辦理登記手續

本公司將於二零零八年五月二十一日至二零零八年五月二十七日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派末期股息，股東須將一切過戶文件及有關之股票於二零零八年五月二十日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712—1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

刊載進一步資料

本公佈將分別登載於本公司及聯交所之網頁。本集團之年度財務報表已經由羅兵咸永道會計師事務所審核，該報告書將附錄於送呈股東之本公司二零零七年年報內。該年報亦將於稍後分別登載於本公司及聯交所之網頁。

董事

截止本公佈日，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
陳明德

香港，二零零八年四月二日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓
網址：www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSURE PURSUANT TO RULES 13.13 AND 13.16 OF THE LISTING RULES ON ADVANCES/ FINANCIAL ASSISTANCE AND GUARANTEES TO AN ENTITY AND AFFILIATED COMPANIES

The Company announces that the amount of advances/financial assistance given to, and guarantees given for the loan facilities granted to, entity and affiliated companies by the Company in aggregate exceeds 8% of the total assets of the Company. In accordance with the requirements under Rules 13.13 and 13.16 of the Listing Rules, the Company announces the details of such advances/financial assistance and guarantees it has given to affiliated companies.

Reference is made to the announcement made by the Company dated 12 November 2007 pursuant to Chapter 14 of the Listing Rules ("***JV Announcement***"). Terms defined in JV Announcement have the same meaning when used in this announcement, unless otherwise stated. The JV Company (being Homeast Limited) is an affiliated company of the Company. On 23 April 2008, Teamer (the wholly-owned subsidiary of Homeast Limited) has executed the facility agreement and security documents in relation to the loan facilities for the total amount of HK$4,655,000,000 under which the Company (on several and pro rata basis) has provided corporate guarantee and entered into funding agreement and Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into subordination agreement with lenders for the purpose of developing the Land. It is expected that Teamer will draw on the bank facilities on 28 April 2008.

As at the date of this announcement and in addition to the financial assistance to affiliated companies which the Company announced on 17 December 2007, the amount of advance to an entity, and the financial assistance and guarantee given for loan facilities granted to respective wholly-owned subsidiaries of the affiliated companies of the Company named in the first column in the table below, together, amount to HK$5,492,450,500 in aggregate (representing (approximately) 35% of the total assets of the Company). The table below sets forth the details and information required by Rules 13.15 and 13.16 of the Listing Rules:

9

Name of affiliated companies	Company's % equity interest in the affiliated companies	Amount of loan facilities made available by lenders to the affiliated companies /respective borrowers	Amount guaranteed by the Company	Amount of committed capital injection to the affiliated companies/ respective borrowers	Execution/ Drawdown dates of the loan facilities	Amount utilized by affiliated companies/ respective borrowers	Final maturity date of the loan facilities
		HK$	HK$	HK$		HK$	
Full Raise International Limited/ Ace Glory Limited (as borrower)	25%	3,100,000,000	775,000,000	437,500,000	23 May 2007 (execution) 30 May 2007 (drawdown)	1,750,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 23 May 2011 and (b) the date falling 6 months after the issuance of the Certificate of Compliance by the Director of Lands ("*Certificate*")
Nimble Limited/ Union King (Hong Kong) Limited (as borrower)	15%	3,000,000,000	450,000,000	301,450,500	31 May 2007 (execution) 5 June 2007 (drawdown)	2,000,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 31 May 2011 and (b) the date falling 6 months after the issuance of the Certificate
Garwin Investment Limited/ Pacific Bond Limited (as borrower)	15%	3,725,000,000	558,750,000	341,250,000	17 December 2007 (execution) 24 December 2007 (drawdown)	2,275,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 48 months from the date of facility agreement and (b) the date falling 6 months after the issuance of the Certificate
Homeast Limited/ Teamer International Limited (as borrower)	35%	4,655,000,000	1,629,250,000	999,250,000	23 April 2008 (execution) 28 April 2008 (expected drawdown)	2,855,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 48 months from the date of facility agreement and (b) the date falling 6 months after the issuance of the Certificate
Total			3,413,000,000	2,079,450,500		8,884,000,000	

All the above loan facilities:

1. are secured by (among others) respective guarantees and funding agreements for project cost overrun (with completion guarantee) by the Company (on several basis and pro rata to the Company's equity interest in the relevant affiliated company) and subordination agreements in respect of the indebtedness by the wholly-owned subsidiaries of the Company in favor of the relevant group of lenders; and

2. carry interest which is at normal commercial rate after arm's length negotiation with the lenders.

The respective capital injections (unsecured and on several basis and pro rata to the Company's equity interest in the relevant affiliated company) are funded from the internal resources of the Group by way of shareholder's advances.

The Company will continue to monitor the financial assistance to affiliated companies, and will comply with any further disclosure requirements (if necessary) and the relevant continuing disclosure requirements in Chapter 13 of the Listing Rules for so long as the circumstances giving rise to such disclosure obligation continue to exist.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 23 April 2008

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

有關上市規則第13.13及13.16條之披露
向某實體及聯屬公司提供貸款/財務資助及作出擔保

本公司僅此宣佈，本公司向某實體及聯屬公司所作之貸款/財務資助及就其所獲財務貸款而作出之擔保總額超過本公司資產總值8%。根據上市規則第13.13及13.16條規定，本公司就該等貸款/財務資助及作出擔保之詳情公佈。

謹提述本公司於二零零七年十一月十二日根據上市規則第十四章刊發之公佈（「該合營企業公佈」）。 除本文義另有所指外，本公佈所用詞彙與該合營企業公佈所界定者具有相同涵義。Homeast Limited（合營公司）爲本公司之聯屬公司。天霸國際（Homeast Limited之全資附屬公司）於二零零八年四月二十三日已就港幣4,655,000,000元之貸款融資（「該貸款」）與貸款銀行簽定貸款協議及相關之融資抵押文件。而就此，本公司（按個別基準及其持有聯屬公司之權益比例）須提供擔保及簽訂注資協議，而澤原（本公司之間接全資附屬公司）亦與銀團簽訂償權從屬協議，以發展地塊。預計天霸國際將於二零零八年四月二十八日提取該貸款。

於本公佈日，再計及本公司於二零零七年十二月十七日公佈其向聯屬公司提供財務資助及作出擔保，本公司向下表第一欄所列之聯屬公司之相關全資附屬公司提供財務資助及作出之擔保及提供貸款予某實體總額合共爲港幣5,492,450,500元（相等於本公司總資產比率約35%）。下表內列載有關上市規則第13.15及13.16條規定之詳情及資料，如下 ：

聯屬公司/借款人之名稱	本公司持有聯屬公司股份權益之百分比	貸款人提供予聯屬公司/借款人貸款之金額	本公司提供擔保之金額	向聯屬公司/借款人作出注入資本承諾之金額	簽訂/提取貸款融資之日期	聯屬公司/借款人已動用之金額	貸款融資最後到期日
		港幣	港幣	港幣		港幣	
Full Raise International Limited / 榮享有限公司 (借款人)	25%	3,100,000,000	775,000,000	437,500,000	二零零七年五月二十三日 (簽訂) 二零零七年五月三十日 (提取)	1,750,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 二零一一年五月二十三日及 (乙) 由地政署署長發給滿意紙(「滿意紙」)後六個月
Nimble Limited / 聯基(香港)有限公司 (借款人)	15%	3,000,000,000	450,000,000	301,450,500	二零零七年五月三十一日 (簽訂) 二零零七年六月五日 (提取)	2,000,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 二零一一年五月三十一日及 (乙) 發給滿意紙後六個月
Garwin Investment Limited 嘉榮投資有限公司 / 唯邦有限公司 (借款人)	15%	3,725,000,000	558,750,000	341,250,000	二零零七年十二月十七日 (簽訂) 二零零七年十二月二十四日 (提取)	2,275,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 由貸款協議日期起計四十八個月及 (乙)發給滿意紙後六個月
Homeast Limited/ 天霸國際有限公司 (借款人)	35%	4,655,000,000	1,629,250,000	999,250,000	二零零八年四月二十三日 (簽訂) 二零零八年四月二十八日 (預期提取)	2,855,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 由貸款協議日期起計四十八個月及 (乙)發給滿意紙後六個月
合計			**3,413,000,000**	**2,079,450,500**		**8,884,000,000**	

上述貸款融資均為：

1. 由本公司(按個別基準及本公司持有有關聯屬公司之權益比例)提供擔保及 (其中包括) 就項目成本超支簽訂注資協議 (連同項目完成擔保)，以及就本公司之全資附屬公司之未償還款項，由該全資附屬公司從屬予有關銀團而簽訂之債權從屬協議；及

2. 經與有關銀團正常商討後所得，利率屬一般商業條款。

本集團透過內部資源，以股東貸款方式（無抵押及按個別本公司於有關聯屬公司之股份權益比例）作出相關注入資本。

本公司將繼續監察向聯屬公司提供財務資助及作出擔保而須遵守任何進一步披露之要求（如需要）。 倘引起披露責任的情況繼續存在，本公司將根據上市規則第十三章規定繼續履行持續披露責任。

於本公佈日，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年四月二十三日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DATE OF BOARD MEETING

The board of directors ("*Board*") of K. Wah International Holdings Limited ("*Company*") hereby announces that a meeting of the Board of the Company will be held on Wednesday, 2 April 2008 for the purpose of, among other matters, approving the announcement of the final results of the Company and its subsidiaries for the year ended 31 December 2007 for publication, considering the recommendation on the payment of a final dividend or other distribution (if any) and transacting any other business.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 18 March 2008

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

Website: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

董事會召開日期

K. Wah International Holdings Limited 嘉華國際集團有限公司(「本公司」)之董事會(「董事會」)謹此宣佈，本公司將於二零零八年四月二日(星期三)舉行董事會會議，藉以(其中包括)批准刊發本公司及其附屬公司截至二零零七年十二月三十一日止年度之全年業績公佈、考慮派發末期股息或其他分派(如有)之建議，以及處理任何其他事項。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零八年三月十八日

於本公佈日期，執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

網站: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

**SPECIAL INTERIM DIVIDEND
AND
CLOSURE OF REGISTERS OF MEMBERS**

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (excluding public holidays), from the date of this notification until 18 January 2008. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 19 December 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

通知

特別中期股息
及
暫停辦理股東登記手續

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零八年一月十八日止，公眾人士可於星期一至五（不包括公眾假期）上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十二月十九日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

SPECIAL INTERIM DIVIDEND
AND
CLOSURE OF REGISTERS OF MEMBERS

The Board has today declared a special interim cash dividend of HK$0.25 per Share to be payable on 25 January 2008.

SPECIAL INTERIM DIVIDEND

The board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") has at its Board meeting held on today declared a special interim cash dividend of HK$0.25 per share of the Company ("***Share***"), totaling approximately HK$614,235,000. The special interim dividend will be payable in cash on 25 January 2008 to shareholders of the Company whose names appear on the registers of members of the Company on Friday, 11 January 2008.

The special interim dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of 2007.

REASON FOR THE PAYMENT OF DIVIDEND

In view of the gain arising from the recent disposal by the Company of 452,500,000 shares in Galaxy Entertainment Group Limited, the Board has decided to distribute to the shareholders of the Company a special interim dividend. After the distribution, the Group will still have sufficient cash and available banking facilities for its business and operations.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 7 January 2008 to 11 January 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the special interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 4 January 2008.

13

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 18 December 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

特別中期股息
及
暫停辦理股東登記手續

董事會於今日宣佈派發特別中期現金股息，每股港幣 0.25 元，將於二零零八年一月二十五日派發。

特別中期股息

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）董事會（「董事會」）於今日董事會會議上宣佈派發特別中期現金股息，每一股本公司股份（「股份」）派發港幣 0.25 元，合共約港幣 614,235,000 元之特別中期股息。該特別中期股息將於二零零八年一月二十五日向名列在二零零八年一月十一日（星期五）本公司股東名冊內之股東派發。

上述宣派特別中期股息不應該作顯示截至二零零七年十二月三十一日止年度之盈利或全年派息水平。

派發股息的原因

由於本公司完成出售 452,500,000 股銀河娛樂集團有限公司股份後錄得盈利，董事會決定向股東派發特別中期股息。分派特別中期股息後，本集團仍然有足夠現金及銀行融資營運集團業務。

暫停辦理股東登記手續

本公司將於二零零八年一月七日至二零零八年一月十一日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派特別中期股息，股東須將一切過戶文件及有關之股票於二零零八年一月四日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712 － 1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

截止本公佈日，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十二月十八日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (excluding public holidays), from the date of this notification until 17 January 2008. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 18 December 2007

١۴

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

有關上市規則第13.16條之披露
向聯屬公司提供財務資助

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零八年一月十七日止，公眾人士可於星期一至五(不包括公眾假期)上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十二月十八日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSURE PURSUANT TO RULE 13.16 OF THE LISTING RULES FINANCIAL ASSISTANCE TO AFFILIATED COMPANIES

In accordance with the requirements under Rule 13.16 of the Listing Rules, the Company announces the details of such financial assistance and guarantees it has given to affiliated companies.

Reference is made to the announcement made by the Company dated 5 October 2007 pursuant to Chapter 14 of the Listing Rules ("***JV Announcement***"). Terms defined in JV Announcement have the same meaning when used in this announcement, unless otherwise stated. Garwin Investment Limited is an affiliated company of the Company. On 17 December 2007, Pacific Bond (the wholly-owned subsidiary of Garwin Investment Limited) has executed the facility agreement and security documents in relation to the HK$3,725,000,000 loan facilities under which the Company (on several and pro rata basis) has provided corporate guarantee and entered into funding agreement and Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into subordination agreement with lenders. It is expected that Pacific Bond will draw down on the bank facilities on 24 December 2007.

As at the date of this announcement and in addition to the financial assistance to affiliated companies which the Company announced on 5 June 2007, the financial assistance given to, and guarantees given for facilities granted to respective wholly-owned subsidiaries of the affiliated companies of the Company named in the first column in the table below, together, amount to HK$2,863,950,500 in aggregate (representing (approximately) 18.1% of the total assets of the Company) as follows:

14a

Name of affiliated companies	Company's % equity interest in the affiliated companies	Amount of loan facilities made available to the affiliated companies /respective borrowers	Amount guaranteed by the Company	Amount of committed capital injection to the affiliated companies/ respective borrowers	Execution/ Drawdown dates of the loan facilities	Amount utilized by affiliated companies/ respective borrowers	Final maturity date of the loan facilities
		HK$	**HK$**	**HK$**		**HK$**	
Full Raise International Limited/ Ace Glory Limited (as borrower)	25%	3,100,000,000	775,000,000	437,500,000	23 May 2007 (execution) 30 May 2007 (drawdown)	1,750,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 23 May 2011 and (b) the date falling 6 months after the issuance of the Certificate of Compliance by the Director of Lands ("*Certificate*")
Nimble Limited/ Union King (Hong Kong) Limited (as borrower)	15%	3,000,000,000	450,000,000	301,450,500	31 May 2007 (execution) 5 June 2007 (drawdown)	2,000,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 31 May 2011 and (b) the date falling 6 months after the issuance of the Certificate
Garwin Investment Limited/ Pacific Bond Limited (as borrower)	15%	3,725,000,000	558,750,000	341,250,000	17 December 2007 (execution) 24 December 2007 (expected drawdown)	2,275,000,000 (50% land premium) and 1,000,000 (part construction cost)	the earlier of (a) 48 months from the date of facility agreement and (b) the date falling 6 months after the issuance of the Certificate
Total			**1,783,750,000**	**1,080,200,500**		**6,028,000,000**	

All the above loan facilities:

1. are secured by respective guarantees and funding agreements for project cost overrun (with completion guarantee) by the Company (on several basis and pro rata to the Company's equity interest in the relevant affiliated company) and subordination agreements in respect of the indebtedness by the wholly-owned subsidiaries of the Company in favor of the relevant group of lenders; and

2. carry interest which is at normal commercial rate after arm's length negotiation with the lenders.

The respective capital injections (unsecured and on several basis and pro rata to the Company's equity interest in the relevant affiliated company) are funded from the internal resources of the Group by way of shareholder's advances.

The Company will continue to monitor the financial assistance to affiliated companies, and will comply with any further disclosure requirements (if necessary) and the relevant continuing disclosure requirements in Chapter 13 of the Listing Rules for so long as the circumstances giving rise to such disclosure obligation continue to exist.

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 17 December 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

有關上市規則第13.16條之披露
向聯屬公司提供財務資助

根據上市規則第13.16條規定，本公司公佈向下列聯屬公司提供以下財務資助及作出擔保。

謹提述本公司於二零零七年十月五日根據上市規則第十四章刊發之公佈（「該合營企業公佈」）。 除本文義另有所指外，本公佈所用詞彙與該合營企業公佈所界定者具有相同涵義。Garwin Investment Limited嘉榮投資有限公司爲本公司之聯屬公司。唯邦（Garwin Investment Limited嘉榮投資有限公司之全資附屬公司）於二零零七年十二月十七日已就港幣3,725,000,000元之貸款融資與貸款銀行簽定貸款協議及相關之融資抵押文件。而就此，本公司（按個別基準及其持有聯屬公司之權益比例）須提供擔保及簽訂注資協議，而澤原（本公司之間接全資附屬公司）亦與銀團簽訂債權從屬協議。預計唯邦將於二零零七年十二月二十四日提取該貸款。

於本公佈日，再計及本公司於二零零七年六月五日公佈其向聯屬公司提供財務資助，本公司向下表第一欄所列之聯屬公司之相關全資附屬公司提供財務資助及作出之擔保總額合共爲港幣2,863,950,500元（相等於本公司總資產比率約18.1%），詳情如下：

聯屬公司之名稱	本公司持有聯屬公司股份權益之百分比	聯屬公司/借款人貸款之金額	本公司提供擔保之金額	向聯屬公司/借款人作資本進資之金額	簽訂/提取貸款融資之日期	聯屬公司/借款人已動用之金額	貸款融資最後到期日
		港幣	港幣	港幣		港幣	
Full Raise International Limited / 榮享有限公司 (借款人)	25%	3,100,000,000	775,000,000	437,500,000	二零零七年五月二十三日 (簽訂) 二零零七年五月三十日 (提取)	1,750,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 二零一一年五月二十三日及 (乙) 由地政署署長發給滿意紙 (「滿意紙」)後六個月
Nimble Limited / 聯基(香港)有限公司 (借款人)	15%	3,000,000,000	450,000,000	301,450,500	二零零七年五月三十一日 (簽訂) 二零零七年六月五日 (提取)	2,000,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 二零一一年五月三十一日及 (乙) 發給滿意紙後六個月
Garwin Investment Limited 嘉榮投資有限公司 / 唯邦有限公司 (借款人)	15%	3,725,000,000	558,750,000	341,250,000	二零零七年十二月十七日 (簽訂) 二零零七年十二月二十四日 (預期提取)	2,275,000,000 (以支付 50%地價)及 1,000,000 (部份建築成本)	以較早日期之 (甲) 由貸款協議之日期起計四十八個月及 (乙)發給滿意紙六個月
合計			1,783,750,000	1,080,200,500		6,028,000,000	

上述貸款融資均為：

1. 由本公司（按個別基準及本公司持有有關聯屬公司之權益比例）提供擔保及就項目成本超支簽訂注資協議（連同項目完成擔保），以及就本公司之全資附屬公司之未償還款項，由該全資附屬公司從屬予有關銀團而簽訂之債權從屬協議；及

2. 經與有關銀團正常商討後所得，利率屬一般商業條款。

本集團透過內部資源，以股東貸款方式（無抵押及按個別本公司於有關聯屬公司之股份權益比例）墊支有關資本進資。

本公司將繼續監察向聯屬公司提供財務資助及遵守任何進一步披露之要求（如需要）。倘引起披露責任的情況繼續存在，本公司將根據上市規則第十三章規定繼續履行持續披露責任。

於本公佈日，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十二月十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSEABLE TRANSACTION

ACQUISITION OF 7% INTEREST

IN AN INDIRECT NON-WHOLLY OWNED SUBSIDIARY

17 December 2007

CONTENTS

DEFINITIONS

In this circular, unless otherwise the context otherwise requires, the following expressions have the following meanings:

□	Percentage
cquisition□	the proposed acquisition by Ragon of the Sale Shares in Chely Well currently held by Sojitz and the Shareholder Loan
oard□	the Board of Directors of the Company
鑓hely Well□	Chely Well limited, a company incorporated in Hong Kong with limited liability and a subsidiary of the Company
鑓ompany□	K. Wah International Holdings Limited, an exempted company incorporated with limited liability in Bermuda, the shares of which are listed on the Main Board of the Stock Exchange
鑓ompletion□	completion of the Acquisition by the parties pursuant to the terms of the SPA which has taken place already on 30 November 2007
瑣irectors□	the directors of the Company
□ roup□	the Company and its subsidiaries
鎬K$□	Hong Kong dollar(s), the lawful currency of Hong Kong
鎬ong Kong□	the Hong Kong Special Administrative Region of The People Republic of China
ndependent Third Party□	independent third party not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules
鏵HD□	Shanghai Jia Hui Da Real Estate Development Co., Ltd. (上海嘉滙達房地產開發經營有限公司), a sino-foreign equity joint venture established in Mainland China
篢atest Practicable Date□	13 December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
篢eharne□	Leharne Properties Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
篢isting Rules□	the Rules Governing the Listing of Securities on the Stock Exchange
arties□	Ragon and Sojitz, and [***Party*** is any one of them
RC□	The People Republic of China

roperty□	Shanghai K. Wah Centre, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai, the PRC which sole registered owner is JHD
agon□	Ragon Properties Limited, a company incorporated in the British Virgin Island and is an indirect wholly owned subsidiary of the Company
MB□	Renminbi, the lawful currency of the PRC
廊FO□	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
廊ale Shares□	all those 70 (fully paid-up) ordinary shares, representing 7% interest, of and in the issued share capital of Chely Well, held legally and beneficially by Sojitz which are the subject of the Acquisition
廊hareholder Loan□	the total sum of HK$20,517,015.40 (including interest of HK$10,773,141.04 accrued up to Completion) due and owing by Chely Well to Sojitz which is to be assigned on Completion by Sojitz to Ragon pursuant to the terms of the SPA
廊ojitz□	Sojitz (Hong Kong) Limited (formerly, Nissho Iwai Hong Kong Corporation Ltd.), a company incorporated in Hong Kong
廊PA□	the Agreement for sale and purchase of shares dated 26 November 2007 between Ragon and Sojitz under which Ragon has agreed to acquire the Sale Shares and the Shareholder Loan from Sojitz
廊tock Exchange□	The Stock Exchange of Hong Kong Limited
孄idefull□	Tidefull Investment Limited, a company incorporated in Liberia with limited liability and belongs to the group of companies of which Pioneer Global Group Limited forms part. Pioneer Global Group Limited is a company incorporated in Bermuda with limited liability which shares are listed on the Main Board of the Stock Exchange

For the purpose of this circular, certain English translations of Chinese names or words in this circular are included for information only, and should not be relied upon as the official translation of such Chinese names or words.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

17 December 2007

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
ACQUISITION OF 7% INTEREST
IN AN INDIRECT NON-WHOLLY OWNED SUBSIDIARY

1. INTRODUCTION

On 26 November 2007, Ragon (a wholly-owned subsidiary of the Company) had entered into the SPA with Sojitz under which Ragon had acquired the Sale Shares and the Shareholder Loan to Chely Well from Sojitz for a total consideration of HK$30,000,000. Chely Well is a subsidiary of the Company. Sojitz and its ultimate beneficial owner are Independent Third Parties. The Sale Shares represents Sojitz entire 7% shareholding in Chely Well. On Completion of the Acquisition, Sojitz ceased to hold any shares in Chely Well. The shareholding of the Company in Chely Well increased from 65% to 72%. Chely Well has a 55% interest in JHD which is the registered owner of the (Shanghai) K. Wah Centre in PRC. As the relevant percentage ratio (as defined under the Listing Rules) exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction. The purpose of this circular is to provide you with details of the Acquisition.

2. KEY TERMS OF THE SPA

(I)	Date:	26 November 2007
(II)	Parties:	(A) Sojitz as the vendor and (B) Ragon as the purchaser
(III)	Subject of the Acquisition:	The Sale Shares together with the Shareholder Loan
(IV)	Consideration and payment:	In aggregate HK$30,000,000 all in cash, as to which HK$6,482,984.60 is for the Sale Shares, HK$20,517,015.40 is for the Shareholder Loan and HK$3,000,000 as agreed service fee to Sojitz wholly-owned subsidiary New Channel Management Limited as fees for consultation services given by New Channel Management Limited to Sojitz only, for the purposes of negotiating and liaising in respect of the SPA. Ragon had paid a deposit of HK$3,000,000 to Sojitz on signing of the SPA and had also paid the balance of HK$27,000,000 to Sojitz and New Channel Management Limited on Completion.
(V)	Completion:	On 30 November 2007, Ragon had paid the balance of the consideration and Sojitz had transferred the Sale Shares and assigned the Shareholder Loan to Ragon.
(VI)	Guarantee:	Under the SPA, Ragon has agreed to indemnify Sojitz for loss and damage which Sojitz may suffer on account of liability (if any) on a guarantee executed by Sojitz (together with others) on 26 September 1996 in favour of HSBC with respect to mortgage loans of the end-buyers of JHD residential project in Shanghai, the PRC, known as the Pacific Court (上海太平洋广场). The Company was advised by the HSBC (Shanghai Branch) that, as of the date of the announcement on 26 November 2007 and the date hereof, there was no outstanding amount on such mortgage loans.

3. SHAREHOLDINGS OF CHELY WELL BEFORE AND AFTER THE ACQUISITION

Before the Acquisition, the Company (through Ragon (64.9%) and Leharne (0.1%)) had a 65% interest in Chely Well, and Tidefull had a 28%, and Sojitz had a 7% interest in Chely Well. Sojitz and its ultimate beneficial owner are Independent Third Parties. Leharne is an (indirect) wholly owned subsidiary of the Company, and Ragon is Leharne's wholly owned subsidiary. The simplified shareholding structure of Chely Well before and after Completion is as follows :

Before Completion **After Completion**


The Company
100%
Tidefull
Ragon (including the 0.1% held by Leharne)
Sojitz
28%
65%
7%
Chely Well
55%
JHD
The Company
100%
Tidefull
Ragon (including the 0.1% held by Leharne)
28%
72%
Chely Well
55%
JHD

After Completion, the Company has 72%, Sojitz ceased to have any and Tidefull retains its 28% interest in Chely Well.

4. THE CONSIDERATION

The consideration for the Acquisition was arrived at after arm's length negotiations between the Parties and was on normal commercial terms after taking into account the total assets of Chely Well of HK$2,946,533,783 and total liabilities of Chely Well of HK$1,749,471,855, as of 31 December 2006, being the date of the audited consolidated financial statements of Chely Well. The net asset of Chely Well is HK$526,691,169 (after minority interest). The consideration represents a discount of HK$6,868,382 (or 18.6%) to the net assets value of Chely Well attributable to the Sale Shares as of the date of the audited consolidated financial statements of Chely Well. The Company paid the consideration from the internal resources of the Group.

5. INFORMATION ON CHELY WELL AND JHD

Chely Well is an indirect non-wholly owned subsidiary of the Company (held as to 65% before, and as to 72% after Completion, by the Company). Chely Well is an investment holding company, and the sole asset of significance is its 55% interest in JHD.

The shareholders of JHD are Chely Well (55%), Max Orient Holdings Limited (30%), and Shanghai Xu Fang (Group) Co. Ltd. (15%). Max Orient Holdings Limited and Shanghai Xu Fang (Group) Co. Ltd are companies respectively incorporated in Hong Kong and the PRC. Both before and after Completion, both Chely Well and JHD are consolidated in the Company accounts and treated as a subsidiary. Save for being substantial shareholders of JHD, Max Orient Holdings Limited and Shanghai Xu Fang (Group) Co. Ltd. and their respective beneficial owners are Independent Third Parties.

JHD is the registered owner of the Property, which is its sole asset of significance. The Property comprises a Grade-A office tower together with 2 ancillary buildings (with a total gross floor area of, approximately, 72,000 square metres) located in the inner ring of Shanghai city. The Property was completed in 2005. The Company is occupying the whole of the 18th floor and the rest of the Property is now fully let to tenants.

6. INFORMATION ON THE COMPANY

The Company is an investment holding company. Its subsidiaries are mainly engaged in property development and investment in the PRC, Hong Kong, and South East Asia.

7. INFORMATION ON RAGON

Ragon is an investment holding company and an indirect wholly owned subsidiary of the Company. Before the Acquisition, Ragon had a 64.9% interest in the Chely Well. Neither Ragon nor Leharne (which holds 0.1% interest in Chely Well) has previously purchased any interest in Chely Well from Sojitz.

8. INFORMATION ON SOJITZ

Sojitz is a wholly owned subsidiary of the Sojitz Corporation (a company incorporated in Japan and together the [***Sojitz Group*** . Sojitz is principally engaging in import and export and general trading business in Hong Kong. The Sojitz Group is a well-known world wide conglomerate and their businesses include not only trading, import and export but also investment. New Channel Management Limited is a wholly owned subsidiary of Sojitz and is engaging in property agency business mainly in Hong Kong.

To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), both Sojitz and New Channel Management Limited and their respective ultimate beneficial owners are all Independent Third Parties.

9. FINANCIAL EFFECT OF THE ACQUISITION

The audited net profits of Chely Well for the two financial years ended 31st December 2005 and 2006 attributable to the Sale Shares were:

	2005 *(HK$)*		**2006** *(HK$)*	
	before tax	**after tax**	**before tax**	**after tax**
Consolidated profit	380,343,843	230,451,929	1,069,301,791	739,455,664
Profit attributable to the Sale Shares	26,624,069	16,131,635	74,851,125	51,761,896

The audited net asset value of Chely Well amounted to HK$526,691,169 (after minority interest) as at 31st December 2006. The total assets of Chely Well, is HK$2,946,533,783, upon a revaluation of the Property at HK$2,801,761,560 as of 31 December 2006.

10. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Property is a grade-A office in Shanghai. The Property has achieved 100% occupancy since its completion in early 2005, providing good and recurring rental income from corporate tenants. Given its good location in the inner ring of the Shanghai city, and the chance of future rent increase on renewal of the current tenancies, there is also good potential for further capital appreciation on the Property.

After the Acquisition, the effective interest of the Company in JHD which holds the Property has increased, from previously 35.75%, to 39.6%. The Acquisition is reasonably priced with discount to the net assets value and enables the Company to have a greater share in the rental income stream and a bigger exposure to future capital gain on the Property. This is consistent with the strategy of the Group on long-term holding of quality property investments.

The Directors consider that the terms of the SPA are fair and reasonable and that the Acquisition is in the interest of the Company and the Shareholders as a whole.

The Board does not expect the Acquisition to have any significance effect on the earnings and assets and liabilities of the Company.

11. GENERAL

As the relevant percentage ratio (as defined under the Listing Rules) exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

12. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DIRECTORS AND CHIEF EXECUTIVES INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the ordinary shares of the Company ([*Shares* , underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) Shares

	Number of Shares				Approximate % of Issued Share Capital
Directors	Personal Interests	Family Interests	Corporate Interests	Total	
Che-woo Lui	7,613,534	7,256,345[1]	1,326,706,115[2]	1,341,575,994	54.60
Francis Lui Yiu Tung	6,141,035	—	—	6,141,035	0.25
Eddie Hui Ki On	990,000	—	—	990,000	0.04
Lennon Lun Tsan Kau	2,678,046	—	—	2,678,046	0.11
Paddy Tang Lui Wai Yu	9,280,371	—	—	9,280,371	0.38
Sir David Akers-Jones	650,000	—	—	650,000	0.03
Michael Leung Man Kin	500,000	—	—	500,000	0.02
Philip Wong Kin Hang	1,101,226	—	—	1,101,226	0.04
Leo Lee Tung Hai	1,050,000	—	—	1,050,000	0.04
Robin Chan Yau Hing	1,436,563	—	—	1,436,563	0.06
Charles Cheung Wai Bun	1,107,239	—	—	1,107,239	0.05
Robert George Nield	1,000,000	—	—	1,000,000	0.04

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

(b) **Share Options**

Directors	Options held at the Latest Practicable Date	Exercise Price per Share *(HK$)*	Exercise period
Che-woo Lui	1,350,000	1.906	22nd Oct 2006 — 21st Oct 2011
	1,055,000	4.636	27th Nov 2008—26th Nov 2017
Francis Lui Yiu Tung	1,340,000	1.906	22nd Oct 2006 — 21st Oct 2011
	263,000	4.636	27th Nov 2008 — 26th Nov 2017
Eddie Hui Ki On	580,000	1.906	22nd Oct 2006 — 21st Oct 2011
	410,000	4.636	27th Nov 2008 — 26th Nov 2017
Lennon Lun Tsan Kau	670,000	1.906	22nd Oct 2006 — 21st Oct 2011
	433,000	4.636	27th Nov 2008 — 26th Nov 2017
Paddy Tang Lui Wai Yu	930,000	1.906	22nd Oct 2006 — 21st Oct 2011
	940,000	4.636	27th Nov 2008 — 26th Nov 2017
Sir David Akers-Jones	150,000	0.720	1st Mar 2004 — 28th Feb 2013
	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Michael Leung Man Kin	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Philip Wong Kin Hang	300,000	1.906	22nd Oct 2006 — 21st Oct 2011
	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Leo Lee Tung Hai	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Robin Chan Yau Hing	500,000	1.906	22nd Oct 2006 — 21st Oct 2011
	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Charles Cheung Wai Bun	600,000	1.906	22nd Oct 2006 — 21st Oct 2011
	500,000	4.636	27th Nov 2008 — 26th Nov 2017
Robert George Nield	500,000	1.906	22nd Oct 2006 — 21st Oct 2011
	500,000	4.636	27th Nov 2008 — 26th Nov 2017

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,256,345 Shares through the interests of his spouse.

(2) These 1,326,706,115 Shares represent the aggregate of (i) 35,696,109 Shares held by Best Chance Investments Ltd., (ii) 3,095,377 Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 Shares held by Favor Right Investments Limited, (iv) 1,086,035,985 Shares held by Super Focus Company Limited, (v) 135,435,613 Shares held by Premium Capital Profits Limited and (vi) 58,157,031 Shares held by Mark Liasion Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Che-woo Lui.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives (if any) of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS INTERESTS

As at the Latest Practicable Date, so far as is known to any Director of the Company, the interests of every person (other than Directors) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by the Company under section 336 of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, were as follows:

Name of Shareholder	Number of Ordinary Share (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985[(1)]	44.20
Penta Investment Advisers Limited	387,574,033[(2)]	15.77
Mr. John Zwaanstra	387,574,033[(3)]	15.77
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.66
Mr. Todd Zwaanstra	163,668,672[(5)]	6.66
Mercurius GP LLC	163,668,672[(6)]	6.66

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in 1,086,035,985 Shares and 193,592,644 Shares respectively and both are solely owned and controlled by Dr. Che-woo Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 Shares in the capacity of investment manager.

(3) These refer to the same interests in the 387,574,033 Shares held referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaanstra was deemed to have interests in the 163,668,672 Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in the 163,668,672 Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interest of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than 1/3 of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

As at the Latest Practicable Date, save as disclosed, the Directors or the chief executive (if any) of the Company were not aware of any other person (other than the Directors) who had, or was deemed to have, interests or short positions in the Shares or underlying Shares, which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into or had proposed to enter into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the [*Relevant Directors* , are interested in several independently managed companies, which are also engaging in property investment, trading, and property development. The business of these companies ([*Competing Business* may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of certain holding companies of the Competing Business.

Notwithstanding that the Relevant Directors are also the Executive Directors of the Company, the Group is able to carry on its business independently of and at arm length from the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/ independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group interest is adequately safeguarded.

Same as disclosed above, there is no other competing business between the Directors and his/her respective associates and the Group.

7. GENERAL

(a) The registered office of the Company is at Canon Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants of Association of Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面有疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之K. Wah International Holdings Limited嘉華國際集團有限公司之股份全部售出或轉讓，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

須予披露的交易
收購間接非全資附屬公司
之百分之七比率之權益

二零零七年十二月十七日

目 錄

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「%」	指	百分比率
「收購」	指	Ragon建議收購現時由双日持有於志惠之銷售股份及股東貸款
「董事會」	指	本公司之董事會
「志惠」	指	志惠有限公司，一間於香港註冊成立之有限公司，為本公司之附屬公司
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「完成」	指	訂約方根據買賣股份協議之條款於二零零七年十一月三十日完成收購
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「港幣」	指	香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立第三方」	指	與本公司及本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人(定義見上市規則)概無關連之獨立第三方
「嘉滙達」	指	上海嘉滙達房地產開發經營有限公司，於中國內地成立之中外合資合營企業
「最後可行日期」	指	二零零七年十二月十三日，即本通函付印前確認其中所載若干資料之最後可行日期
「Leharne」	指	Leharne Properties Limited，一間於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司
「上市規則」	指	聯交所證券上市規則
「訂約方」	指	Ragon及双日，而「訂約方」指其中一方
「中國」	指	中華人民共和國

「物業」	指	上海嘉華中心，位於中國上海市徐匯區淮海中路6街坊26號地塊，嘉滙達為其唯一登記持有人
「Ragon」	指	Ragon Properties Limited，一間於英屬處女群島註冊成立之公司，為本公司之間接全資附屬公司
「人民幣」	指	中國法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「銷售股份」	指	該等全部70股(繳足股款)普通股，為双日法定及實益持有之志惠已發行股本中之7%權益，為收購之標的事項
「股東貸款」	指	由志惠欠負双日合共港幣20,517,015.40元之款項(包括應計至完成止之利息為港幣10,773,141.04元)，根據買賣股份協議之條款於完成時由双日轉讓予Ragon
「双日」	指	双日(香港)有限公司(前稱日商岩井香港有限公司)，一間於香港註冊成立之公司
「買賣股份協議」	指	Ragon與双日於二零零七年十一月二十六日訂立買賣銷售股份之買賣股份協議，據此，Ragon同意向双日收購銷售股份及股東貸款
「聯交所」	指	香港聯合交易所有限公司
「Tidefull」	指	Tidefull Investment Limited，一間於利比里亞註冊成立之有限公司，屬於建生國際集團有限公司旗下之公司。建生國際集團有限公司為一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市

就本通函而言，內文中若干中文名稱或詞彙的英文翻譯僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻譯。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)
呂耀東
許淇安，GBS，CBE，QPM，CPM(董事總經理(署理))
倫贊球(副董事總經理)
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

須予披露的交易
收購間接非全資附屬公司
之百分之七比率之權益

1. 緒言

董事會於二零零七年十一月二十六日宣佈，Ragon(本公司之全資附屬公司)與双日訂立買賣股份協議，據此，Ragon同意以代價總額為港幣30,000,000元向双日收購於志惠之銷售股份及股東貸款。志惠為本公司之附屬公司。双日及其最終實益擁有人均為獨立第三方。7%銷售股份為双日於志惠所佔其全部持股量。完成收購後，双日不再持有志惠任何股份。本公司於志惠之持股量由65%增加至72%。志惠於嘉滙達擁有55%權益，而嘉滙達則持有上海嘉華中心。根據相關百分比率(定義見上市規則)超過5%但不多於25%。因此，成立此收購構成一項須予披露的交易。本通函旨在向　閣下提供是次收購之詳情。

2. 買賣股份協議之主要條款

(I)	訂約之日期：	二零零七年十一月二十六日
(II)	合約方：	(A)双日作為賣方及(B)Ragon作為買方
(III)	收購之標的事項：	銷售股份連同股東貸款
(IV)	代價及付款：	合共港幣30,000,000元全部以現金支付，其中港幣6,482,984.60元為銷售股份之代價，港幣20,517,015.40元為股東貸款之代價及港幣3,000,000元為支付双日之全資附屬公司New Channel Management Limited，作為New Channel Management Limited向双日提供有關買賣股份協議的商議及統籌服務之諮詢費用。Ragon已於簽訂買賣股份協議時支付双日按金港幣3,000,000元，並於完成時支付給双日及New Channel Management Limited餘額港幣27,000,000元。
(V)	完成：	於二零零七年十一月三十日，Ragon全數支付代價之餘額後，双日轉讓予Ragon銷售股份及股東貸款。
(VI)	擔保：	根據買賣股份協議，Ragon同意就因双日(連同其他人士)於一九九六年九月二十六日向匯豐銀行簽訂之擔保(有關嘉滙達於中國上海之住宅項目Pacific Court(上海太平洋广场)之最終買家之按揭貸款)而承擔之責任(如有)可能蒙受之損失及損害向双日作出彌償。本公司獲匯豐銀行(上海分行)告知，於本公佈刊發日期，有關按揭貸款並無任何未償還款項。

3. 志惠於收購前後之持股量

於收購前，本公司（透過Ragon（64.9%）及Leharne（0.1%））於志惠擁有65%權益，Tidefull擁有28%權益，及双日擁有7%權益。双日及其最終實益擁有人均為獨立第三方。Leharne為本公司之（間接）全資附屬公司，而Ragon為Leharne之全資附屬公司。於收購前後之簡化持股量架構如下：


完成前
本公司
100%
Tidefull
Ragon（包括Leharne持有之0.1%）
双日
28%
7%
65%
志惠
55%
嘉滙達
完成後
本公司
100%
Tidefull
Ragon（包括Leharne持有之0.1%）
28%
72%
志惠
55%
嘉滙達

完成後，本公司擁有72%志惠之權益，双日不再擁有任何權益，而Tidefull維持其於志惠之28%權益。

4. 代價

收購之代價乃經訂約方公平磋商後並計及截至二零零六年十二月三十一日（即志惠之經審核綜合財務報表編製日期）志惠之總資產港幣2,946,533,783元及志惠之總負債港幣1,749,471,855元後按一般商業條款達致。志惠之資產淨值為港幣526,691,169元（計及少數股東權益後）。代價較銷售股份截至二零零六年十二月三十一日止之經審核綜合財務報表編製日期應佔志惠之資產淨值折讓為港幣6,868,382元（或18.6%）。本公司以本集團之內部資源支付代價。

5. 有關志惠及嘉滙達之資料

志惠為本公司之間接非全資附屬公司（本公司於完成前擁有65%權益及於完成後擁有72%權益）。志惠為一間投資控股公司，其唯一重大資產為擁有嘉滙達之55%權益。

嘉滙達之股東為志惠(55%)、麥世東方控股有限公司(30%)及上海徐房(集團)有限公司(15%)。麥世東方控股有限公司及上海徐房(集團)有限公司分別於香港及中國註冊成立之公司。於完成前後，志惠及嘉滙達之賬目均會綜合至本公司之賬目及被視為本公司附屬公司。麥世東方控股有限公司及上海徐房(集團)有限公司為嘉滙達之主要股東，除此之外，彼等及其相關實益擁有人亦可被視為本公司之獨立第三方。

嘉滙達為物業之登記持有人，而物業為其唯一重大資產。物業包括位於上海市內環之一幢甲級寫字樓連同2幢附屬大廈(總建築面積約為72,000平方米)。物業於二零零五年落成。本公司租用18樓全層，而物業之其餘部分現正全部出租予租戶。

6. 有關本公司之資料

本公司為一間投資控股公司，其附屬公司主要於中國、香港及東南亞從事物業發展及投資。

7. 有關RAGON之資料

Ragon為一間投資控股公司，並為本公司之間接全資附屬公司。於收購前，Ragon於志惠擁有64.9%權益。Ragon及Leharne(持有志惠的0.1%權益)先前概無向双日收購志惠任何權益。

8. 有關双日之資料

双日為Sojitz Corporation(一間於日本註冊成立之公司，統稱「Sojitz集團」)之全資附屬公司。双日主要於香港從事出入口及一般貿易業務。Sojitz集團為世界知名集團，其業務不僅包括貿易、出入口，亦包括投資。New Channel Management Limited為双日之全資附屬公司，主要於香港從事物業代理業務。

就董事(於作出一切合理查詢後)所知、所悉及所信，双日及New Channel Management Limited及彼等之最終實益擁有人均為獨立第三方。

9. 收購之財務影響

銷售股份應佔志惠於截至二零零五年及二零零六年十二月三十一日止兩個財政年度之經審核純利為：

	二零零五年(港幣)		二零零六年(港幣)	
	除税前	除税後	除税前	除税後
綜合溢利	380,343,843	230,451,929	1,069,301,791	739,455,664
銷售股份應佔溢利	26,624,069	16,131,635	74,851,125	51,761,896

志惠於二零零六年十二月三十一日之經審核資產淨值達港幣526,691,169元(計及少數股東權益後)。物業於重估後為港幣2,801,761,560元，因而志惠之總資產於二零零六年十二月三十一日為港幣2,946,533,783元。

10. 進行收購之原因及利益

物業為上海之甲級寫字樓。物業自二零零五年初落成後一直達到100%租用率，其公司租戶提供良好及經常性之租金收入。鑑於物業位於上海市內環之黃金地點及日後有機會於現有租約續租時提高租金，物業亦具有進一步資本增值潛力。

收購後，本公司於持有物業之嘉滙達之實益權益由先前之35.75%增加至39.6%。收購之價格合理且較資產淨值有所折讓，使本公司可享有更多物業之租金收入來源及更大機會獲得物業日後之資本增值。此乃符合本集團長期持有優質物業投資之策略。

董事認為，買賣股份協議之條款屬公平合理，而收購符合本公司及股東之整體利益。

董事會並未預期是次收購對本公司之利潤、資產及債務有任何重大的影響。

11. 一般事項

由於相關百分比率(定義見上市規則)超過5%但不多於25%，根據上市規則，是次收購構成一項本公司須予披露的交易。

12. 進一步資料

敬請留意本通函附錄所載之一般資料。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零七年十二月十七日

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有)，或根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司或其相聯法團(定義見證券及期貨條例第XV部)之本公司之普通股股份(「股份」)、相關股份及債券中所擁有之權益及淡倉(如有)，與有關認購本公司股份之權益，及行使該等權益之詳情，載列如下：

(甲) 股份

	股份數目				佔已發行股本之概約
董事	個人權益	家族權益	公司權益	合計	百分比率
呂志和	7,613,534	7,256,345[1]	1,326,706,115[2]	1,341,575,994	54.60
呂耀東	6,141,035	—	—	6,141,035	0.25
許淇安	990,000	—	—	990,000	0.04
倫贊球	2,678,046	—	—	2,678,046	0.11
鄧呂慧瑜	9,280,371	—	—	9,280,371	0.38
鍾逸傑爵士	650,000	—	—	650,000	0.03
梁文建	500,000	—	—	500,000	0.02
黃乾亨	1,101,226	—	—	1,101,226	0.04
李東海	1,050,000	—	—	1,050,000	0.04
陳有慶	1,436,563	—	—	1,436,563	0.06
張惠彬	1,107,239	—	—	1,107,239	0.05
廖樂柏	1,000,000	—	—	1,000,000	0.04

除另有所述外，上述所有個人權益均為各董事以實益擁有人之身份持有。

（乙）認股權

董事	於最後可行日期所持有之認股權	每股行使價（港元）	行使期
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	1,055,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	263,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	410,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	433,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	940,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
梁文建	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
李東海	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
	500,000	4.636	二零零八年十一月二十七日至二零一七年十一月二十六日

附註：

(1) 呂志和博士透過其配偶之權益：被視作持有7,256,345股股份之權益。

(2) 該1,326,706,115股股份為(i)Best Chance Investments Ltd.所持35,696,109股股份、(ii)步基證券有限公司所持3,095,377股股份、(iii)Favor Right Investments Limited所持8,286,000股股份、(iv)Super Focus Company Limited所持1,086,035,985股股份、(v)Premium Capital Profits Limited所持135,435,613股股份及(vi)銘訊有限公司所持58,157,031股股份之總和。上述公司最終由呂志和博士實益擁有及控制。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，本公司董事及行政總裁(如有)概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所(包括彼等根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))；或根據證券及期貨條例第352條存置之本公司登記冊所記錄；或根據上市規則附錄十須知會本公司及聯交所之任何權益或淡倉。

3. 主要股東之權益

於最後可行日期，就任何本公司董事所知，於本公司股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露，或根據證券及期貨條例第336條記錄於本公司存置之登記冊內之權益或淡倉，或直接或間接擁有可在一切情況下於本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上權益之每位人士(本公司董事除外)之權益如下：

股東名稱	股份數目普通(好倉)	佔已發行股本之概約百分比率
Super Focus Company Limited	1,086,035,985[1]	44.20
Penta Investment Advisers Limited	387,574,033[2]	15.77
John Zwaanstra先生	387,574,033[3]	15.77
Star II Limited	193,592,644[1]	7.88
Penta Asia Fund, Ltd.	163,668,672[4]	6.66
Todd Zwaanstra先生	163,668,672[5]	6.66
Mercurius GP LLC	163,668,672[6]	6.66

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股股份及193,592,644股股份，呂志和博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited以投資經理身份擁有387,574,033股股份。

(3) 該等股份與附註(2)所述之387,574,033股股份相同。John Zwaanstra先生因擁有Penta Investment Advisers Limited之100%權益而被視為擁有本公司的股份權益。John Zwaanstra先生因控制Penta Asia Fund, Ltd.及Mercurius GP LLC之投票權逾三分一而被視為擁有Penta Asia Fund, Ltd.及Mercurius GP LLC所持本公司的股份之權益。

(4) 該163,668,672股股份乃由Penta Asia Fund, Ltd.之全資附屬公司Penta Master Fund, Ltd.持有，且與Penta Investment Advisers Limited名下部份權益重複。

(5) Todd Zwaanstra先生以Mercurius Partners Trust（為一項全權信託）信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一，因而被視為擁有Penta Master Fund, Ltd.所持163,668,672股股份之權益。

(6) Mercurius GP LLC為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持163,668,672股股份之權益。

John Zwaanstra先生亦擁有Penta Investment Advisers Limited所持387,574,033股股份之權益，而該等387,574,033股股份其中163,668,672股亦被視為由(a) Todd Zwaanstra先生透過Penta Master Fund, Ltd.（由Penta Asia Fund, Ltd.全資擁有，故Todd Zwaanstra先生以Mercurius Partners Trust（為一項全權信託）信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一）及(b) Mercurius Partners Trust之創立人Mercurius GP LLC擁有權益。

於最後實際可行日期，除所披露者外，據董事及本公司行政總裁（如有）所知，並無任何其他人士（董事除外）於股份或相關股份中擁有或被視作擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司及聯交所披露之權益或淡倉，或直接或間接擁有10%或以上附有可在所有情況下於本集團任何成員公司股東大會上投票之權利之任何類別股本面值。

4. 訴訟

於最後可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須作賠償（法定賠償除外）之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士、呂耀東先生及鄧呂慧瑜女士(三人統稱「有關董事」)，擁有若干從事物業投資、貿易及發展業務之獨立管理公司之權益。該等公司之業務(「競爭業務」)與本集團的業務可能有直接或間接競爭。有關董事亦為若干競爭業務控股公司之董事。

儘管有關董事亦為本公司之執行董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名董事，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士(核數／會計及法律方面)，成功的實業家，及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

除上述披露者外，本公司董事及其各自有關的聯繫人與本集團並無其他業務競爭權益。

7. 其他資料

(甲) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要營業地點為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師。而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DATE OF BOARD MEETING

The board of directors ("***Board***") of K. Wah International Holdings Limited ("***Company***") hereby announces that a meeting of the Board of the Company will be held on Tuesday, 18 December 2007, whereat the Board will, among other matters, consider the payment of a special interim dividend.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 6 December 2007

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

Website: http://www.kwih.com

16.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

董事會召開日期

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零七年十二月十八日（星期二）舉行董事會會議，考慮（其中包括）派發特別中期股息。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十二月六日

於本公佈日期，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

網站: http://www.kwih.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

DISCLOSEABLE TRANSACTION

AND

FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF ABERDEEN INLAND LOT NO.451 HONG KONG

30 November 2007

17

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meanings ascribed thererto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Group"	collectively refers to the Company and its subsidiaries
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong)
"Independent Third Party"	a third party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them)
"Joint Venture"	refers to the joint venture of Wealthy Vision and the JV Partners formed for development of the Land through the JV Company and Teamer on the terms of the MOA
"JV Company"	Homeast Limited, a company incorporated in British Virgin Islands on 30 August 2007 with registered office at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources and Kenway, and "JV Partner" is any one of them
"Kenway"	Kenway Enterprises Limited, a company incorporated in British Virgin Islands that is beneficially owned by Sino Land Company Limited and is an Independent Third Party
"Land"	that piece of land registered in the Land Registry as Aberdeen Inland Lot No.451 at Welfare Road, Aberdeen, Hong Kong as described in the Land Grant

"Land Grant"	the Agreement and Conditions of Sale No. 20050 in respect of the Land entered into by Teamer with the Hong Kong Government
"Latest Practicable Date"	26 November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOA"	a binding Memorandum of Agreement dated 12 November 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Mr. Chen Din Hwa and an Independent Third Party
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an Independent Third Party
"Teamer"	Teamer International Limited, a company incorporated in Hong Kong on 28 September 2007 with registered office presently at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	refers to the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	US Dollar, the lawfully currency of the United States of America
"Wealthy Vision"	Wealthy Vision limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"%"	Percentage

For the purpose of this circular, certain English translations of Chinese names or words in this circular are included for information only, and should not be relied upon as the official translation of such Chinese names or words.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

30 November 2007

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF ABERDEEN INLAND LOT No.451 HONG KONG

1. INTRODUCTION

On 12 November 2007, the Board announced that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Pursuant to the MOA, the Company has acquired a 35% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a discloseable transaction. The purpose of this circular is to provide you with details of the Joint Venture.

2. **THE MOA**

(I) Date of the MOA

12 November 2007

(II) PARTIES TO THE MOA

1. Wealthy Vision, an indirect wholly-owned subsidiary of the Company.

2. Kenway, an indirect wholly-owned subsidiary of Sino Land Company Limited.

3. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in this section (II) 2. are Independent Third Parties.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company is investing in Teamer, a newly incorporated company, the business of which is to construct properties on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 15 October 2007 under which it shall not be used for any purposes other than for non-industrial (excluding godown, petrol filling station and hotel) purposes. The site area of the Land is (about) 6,403 square metres, and the total gross floor area for development on the Land shall not be less than 36,120 square metres, according to the Land Grant. Teamer (a wholly-owned subsidiary of the JV Company) has paid in full the land premium of HK$5,710,000,000 on 12 November 2007 and the Hong Kong Government has also issued the Land Grant to Teamer. The share of land premium paid is in proportion to each JV party's respective equity interest in the JV Company.

Ownership of Teamer and the JV Company

The board of directors of the JV Company and Teamer comprises, in both cases, 8 directors, 3 of whom are nominated by each of Wealthy Vision and Kenway and 2 by Nan Fung Development.

Pursuant to the terms of the MOA, the JV Company has allotted 350 shares (for US$350) to Kenway, 250 shares (for US$250) to Nan Fung Development, as well as 50 shares (for US$50) to Nan Fung Resources. The shareholdings of the JV Company is as described in (A) of this section (III). The shareholding of Teamer is that as described in (B) of this section (III).

(A) **The JV Company**

Name of Shareholder	**No. of issued shares held**	**% of equity interest**
1. Wealthy Vision	350	35%
2. Kenway	350	35%
3. Nan Fung Development	250	25%
4. Nan Fung Resources	50	5%
TOTAL	1,000	100%

(B) **Teamer**

Name of Shareholder	**No. of issued shares held**	**% of equity interest**
1. The JV Company	One (HK$1.00 each)	100%

Executive committee

There is an executive committee under Teamer which is responsible for overseeing and monitoring the development including the day-to-day administration and management of development project on the Land. The executive committee reports to the board of Teamer and consists of 3 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of Kenway and Wealthy Vision nominates one representative to the executive committee.

The lead project manager in respect of the development of the Land is Wealthy Vision (or a company nominated by Wealthy Vision).

Financing of the JV Company and Teamer

Wealthy Vision and each of the JV Partners will finance the acquisition and development of the Land according to their respective equity interest in the JV Company. The JV Company and/or Teamer will obtain external bank financing to refinance the Land

premium it paid on 12 November 2007 and to finance the development cost of the Land. Wealthy Vision and each of the JV Partners will provide, and will procure their respective holding company to provide, guarantee and any other forms of collateral as security as lender(s) customarily require in such external bank financing. All such guarantee and collateral will be provided on a several — but not joint, or joint and several — basis, according to Wealthy Vision and the JV Partners' respective equity interest in the JV Company. For any security to the external financing, Nan Fung Development and Nan Fung Resources is deemed to be a single JV Partner whose shareholding in the JV Company will be the aggregate of their respective shareholdings in the JV Company.

(IV) CONSIDERATION AND COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Wealthy Vision had already paid HK$8,750,000 which is its pro rata (35%) share of the deposit and part payment of the Land premium. Pursuant to the terms of the MOA, Wealthy Vision will pay (i) US$350 for its 350 shares which represents 35% equity interest in the issued share capital of the JV Company, and (ii) has already paid HK$1,989,750,000 which is its pro-rata (35%) share of the balance of the Land premium to enable Teamer paid in full the Land premium on 12 November 2007.

The total construction and development cost is presently estimated to be HK$1,500,000,000. The Company will finance its proportionate (35%) share of the construction and development cost of the Land by providing (several/pro-rata) guarantee for bank borrowings by the JV Company and/or Teamer, and by way of shareholder's loan to the JV Company and/or Teamer.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$2,523,500,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:

1.	35% share of Land premium	HK$1,998,500,000
2.	35% share of construction and development costs	HK$525,000,000

The Company will finance its total commitment through internal resources and bank financing.

3. ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

4. ABOUT KENWAY

The Company has been informed that Kenway is an investment holding company and an indirect wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

5. ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

6. REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole. The 35% interest in the Joint Venture will be equity accounted for in the books of the Company.

The Board does not expect the Joint Venture to have any significance effect on the earnings and assets and liabilities of the Company.

7. GENERAL

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and it is expected that in due course the MOA will be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate. In the event that there is a material change to the terms of the MOA as described in this circular, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

8. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the ordinary shares of the Company ("*Shares*"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) **Shares**

	Number of Shares				Approximate
Directors	Personal Interests	Family Interests	Corporate Interests	Total	% of Issued Share Capital
Che-woo Lui	6,558,534	7,256,345[(1)]	1,326,706,115[(2)]	1,340,520,994	54.58
Francis Lui Yiu Tung	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	580,000	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,245,046	—	—	2,245,046	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	8,340,371	0.34
Sir David Akers-Jones	150,000	—	—	150,000	0.01
Michael Leung Man Kin	—	—	—	—	—
Philip Wong Kin Hang	601,226	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	550,000	0.02
Robin Chan Yau Hing	936,563	—	—	936,563	0.04
Charles Cheung Wai Bun	607,239	—	—	607,239	0.02
Robert George Nield	500,000	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

(b) **Share Options**

Directors	Options held at the Latest Practicable Date	Exercise Price per Share *(HK$)*	Exercise period
Che-woo Lui	1,350,000	1.906	22nd Oct 2006 — 21st Oct 2011
Francis Lui Yiu Tung	1,340,000	1.906	22nd Oct 2006 — 21st Oct 2011
Eddie Hui Ki On	580,000	1.906	22nd Oct 2006 — 21st Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22nd Oct 2006 — 21st Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22nd Oct 2006 — 21st Oct 2011
Sir David Akers-Jones	150,000	0.720	1st Mar 2004 — 28th Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22nd Oct 2006 — 21st Oct 2011
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	500,000	1.906	22nd Oct 2006 — 21st Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22nd Oct 2006 — 21st Oct 2011
Robert George Nield	500,000	1.906	22nd Oct 2006 — 21st Oct 2011

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,256,345 Shares through the interests of his spouse.

(2) These 1,326,706,115 Shares represent the aggregate of (i) 35,696,109 Shares held by Best Chance Investments Ltd., (ii) 3,095,377 Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 Shares held by Favor Right Investments Limited, (iv) 1,086,035,985 Shares held by Super Focus Company Limited, (v) 135,435,613 Shares held by Premium Capital Profits Limited, and (vi) 58,157,031 Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Che-woo Lui.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives (if any) of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, so far as is known to any Director, the interests of every person (other than Directors) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by the Company under section 336 of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, were as follows:

Name of Shareholder	Number of Ordinary Share (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985[(1)]	44.22
Penta Investment Advisers Limited	387,574,033[(2)]	15.78
Mr. John Zwaanstra	387,574,033[(3)]	15.78
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.66
Mr. Todd Zwaanstra	163,668,672[(5)]	6.66
Mercurius GP LLC	163,668,672[(6)]	6.66

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in 1,086,035,985 Shares and 193,592,644 Shares respectively and both are solely owned and controlled by Dr. Che-woo Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 Shares in the capacity of investment manager.

(3) These refer to the same interests in the 387,574,033 Shares held referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaanstra was deemed to have interests in the 163,668,672 Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in the 163,668,672 Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interest of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than 1/3 of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors had entered into or had proposed to enter into any service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "*Relevant Directors*"), are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("*Competing Business*") may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of certain holding companies of the Competing Business.

Notwithstanding that the Relevant Directors are also the Executive Directors of the Company, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

Same as disclosed above, there is no other competing business between the Directors and his/her respective associates and the Group.

7. GENERAL

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants of Association of Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

此乃要件　請即處理

閣下如對本通函任何方面有疑問，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之K. Wah International Holdings Limited嘉華國際集團有限公司之股份全部售出或轉讓，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露的交易
及
成立合營企業藉以發展
位於香港香港仔內地段第451號之地塊

二零零七年十一月三十日

目　錄

頁次

釋義

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司之統稱
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及香港法定貨幣港元
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人)之獨立第三方
「合營企業」	指	澤原根據備忘協議之條款與合營夥伴合作，透過合營公司及天霸國際以發展地塊
「合營公司」	指	Homeast Limited，一間於二零零七年八月三十日在英屬處女群島註冊成立之公司，註冊辦事處位於Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands，為合作發展地塊及根據備忘協議之條款而成立之合營公司
「合營夥伴」	指	南豐發展、南豐資源及Kenway之統稱，其各自亦稱為「合營夥伴」
「Kenway」	指	Kenway Enterprises Limited，一間於英屬處女群島註冊成立之公司，由信和置業有限公司實益擁有，為一獨立第三方
「地塊」	指	土地合同所述於土地註冊處註冊為香港香港仔內地段第451號，香港仔惠福道之該幅土地

「土地合同」	指	天霸國際與香港政府就地塊訂立之土地條件批文(編號：20050)
「最後可行日期」	指	二零零七年十一月二十六日，即本通函付印前確認其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「備忘協議」	指	澤原、合營公司及合營夥伴就合作發展地塊而於二零零七年十一月十二日訂立具有約束力的備忘協議
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生最終實益擁有，為一獨立第三方
「南豐資源」	指	南豐資源有限公司，一間於香港註冊成立之公司，由陳慧慧女士(陳廷驊先生之女兒)最終實益擁有，為一獨立第三方
「天霸國際」	指	天霸國際有限公司，一間於二零零七年九月二十八日在香港註冊成立之公司，其註冊地址現位於香港北角渣華道191號嘉華國際中心29樓
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國法定貨幣美元
「澤原」	指	澤原有限公司，一間於香港註冊成立之公司，為本公司之間接全資附屬公司
「百分比率」	指	百分比率

就本通函而言，內文中若干中文名稱或詞彙的英文翻譯僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻譯。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA（主席）
呂耀東
許淇安，GBS，CBE，QPM，CPM（董事總經理（署理））
倫贊球（副董事總經理）
鄧呂慧瑜，太平紳士

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

* 獨立非執行董事

敬啟者：

須予披露的交易
及
成立合營企業藉以發展
位於香港香港仔內地段第451號之地塊

1. 緒言

董事會於二零零七年十一月十二日宣佈，澤原（本公司之間接全資附屬公司）已就合營企業訂立備忘協議，藉以發展地塊。根據備忘協議，本公司已購入合營公司之35%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露的交易。本通函旨在向　閣下提供合營企業之詳情。

2. 備忘協議

(I) 訂立備忘協議之日期：

二零零七年十一月十二日

(II) 合營企業之訂約方

1. 澤原，本公司之間接全資附屬公司。

2. Kenway，信和置業有限公司之間接全資附屬公司。

3. (A) 南豐發展(由陳廷驊先生實益擁有之公司)及
   (B) 南豐資源(由陳慧慧女士實益擁有之公司)。

各董事經合理查詢後知悉並深信，南豐發展、陳廷驊先生、南豐資源、陳慧慧女士，以及上文第(II)節第2項所述之公司均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展地塊及管理發展後之房地產。合營公司持有的天霸國際，為一間新成立的公司，其業務為建設及發展地塊。

地塊乃根據土地合同批出，由二零零七年十月十五日起為期五十年。根據土地合同，地塊不得用作任何用途，僅可用作非工業用途(貨倉、加油站及酒店除外)。根據土地合同，地塊之地盤面積(約)6,403平方米，而地塊之總建築面積不得少於36,120平方米。天霸國際(合營公司之全資附屬公司)已於二零零七年十一月十二日全數支付地價港幣5,710,000,000元，香港政府亦已發給天霸國際土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率分攤。

天霸國際及合營公司之擁有權

合營公司及天霸國際兩者之董事會將由八名董事組成，其中澤原及Kenway各提名三人，另由南豐發展提名兩人。

根據備忘協議之條款，合營公司已發行350股股份(美金350元)予Kenway，250股股份(美金250元)予南豐發展，以及50股股份(美金50元)予南豐資源。合營公司之股權如本公佈第(III)節(A)項所述。天霸國際之股權如本公佈第(III)節(B)項所述。

(A) **合營公司**

股東名稱	所持已發行股份數目	所佔股本權益百分比率
1. 澤原	350	35%
2. Kenway	350	35%
3. 南豐發展	250	25%
4. 南豐資源	50	5%
總計	1,000	100%

(B) **天霸國際**

股東名稱	所持已發行股份數目	所佔股本權益百分比率
1. 合營公司	1 (每股港幣1元)	100%

執行委員會

天霸國際之董事會將成立一個執行委員會，專責監督、控制地塊發展、日常行政運作以及管理該發展項目。執行委員會須向天霸國際之董事會匯報。執行委員會由三名委員組成，其中由南豐發展及南豐資源聯合提名一位代表加入執行委員會，而Kenway及澤原則各提名一位代表加入執行委員會。

澤原(或由澤原提名的公司出任)為地塊發展的總項目經理。

合營公司及天霸國際之融資

澤原及各合營夥伴將按彼等各自於合營公司之權益為收購及發展地塊撥付資金。合營公司及/或天霸國際將向外在銀行貸款，以再融資其已於二零零七年十一月十二日

支付之地價及為開發地塊成本作融資。就取得外在銀行貸款，澤原及各合營夥伴及各自之控股公司會提供擔保及其他形式之抵押品予借貸人，符合慣常貸款之要求。而所作擔保及抵押品將按澤原及各合營夥伴於合營公司所佔之權益，以個別 — 而非共同，或共同及個別 — 形式作出。就取得之外在融資而作出擔保，南豐發展及南豐資源將視為單一夥伴，其持股量將按彼等各自於合營公司之權益的總和。

(IV) 合營企業之代價及本公司對合營企業之承擔

澤原已支付港幣8,750,000元，此乃按其本身所佔(35%)比例所支付之地價按金。根據備忘協議之條款，澤原將支付(i)合營公司已發行股本中之350股股份(美金350元)，此乃其佔35%股本權益，及(ii)已支付港幣1,989,750,000元，此乃按其本身所佔(35%)比例之地價餘額，使天霸國際可於二零零七年十一月十二日全數支付地價。

總建築及開發成本現估計為港幣1,500,000,000元。本公司將透過就合營公司及／或天霸國際之銀行借貸(個別基準／按比例)提供擔保；及向合營公司及／或天霸國際以股東貸款方式，按其所佔建築及開發成本之(35%)比例，撥付天霸國際於地塊之建築及開發成本。

本公司於合營企業之總承擔(按現時估計)為港幣2,523,500,000元(惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1.	地價之35%權益	港幣1,998,500,000元
2.	建築及開發成本之35%權益	港幣525,000,000元

本公司最終之總承擔額將由其內部資源及銀行貸款融資。

3. 有關澤原之資料

澤原為本公司之間接全資附屬公司，為一間投資控股公司。本公司主要附屬公司之主要業務位於中國內地、香港及東南亞從事物業發展及投資。

4. 有關Kenway之資料

本公司獲告知，Kenway為一間投資控股公司，為信和置業有限公司之間接全資附屬公司，信和置業有限公司之主要業務為於香港從事物業發展及投資，其股份於聯交所主板上市(股份代號：83)。

5. 有關南豐發展及南豐資源之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有；而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務為於香港從事物業發展及投資。南豐資源由Crosby Investment Holdings Inc.全資擁有，為一間投資控股公司。陳慧慧女士(陳廷驊先生之女兒)為南豐資源之全資實益擁有人。

6. 進行收購及成立合營企業之理由

董事認為香港樓市前景樂觀；尤其是豪宅市場。董事會相信，透過合營企業收購地塊之權益不僅可擴大本集團之資產投資組合，同時亦可提升本集團於香港豪宅市場之地位。董事認為合營企業乃按正常商業條款成立，條款對本公司及股東而言屬公平合理，而成立合營企業乃符合本公司及股東之整體利益。澤原於合營企業中所佔的35%股本權益會計入本公司之帳薄內。

董事會並未預期此合營企業會對本公司之利潤、資產及債務有任何重大的影響。

7. 一般事項

備忘協議對澤原、合營公司及合營夥伴均具約束力，並將於適當時間以一份由相同訂約方訂立之股東協議取代，屆時備忘協議將予終止。倘本通函所述備忘協議之條款有重大變更，本公司將另行公佈或刊發補充通函(視乎情況而定)。倘若本公司於合營企業之總資本承擔有任何增加，導致適用之百分比率超逾25%，本公司將遵守上市規則第14章之相關規定。

8. 進一步資料

敬請留意本通函附錄所載之一般資料。

此致

諸位股東 台照

代表董事會
主席
呂志和博士
謹啟

二零零七年十一月三十日

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有)，或根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司或其相聯法團(定義見證券及期貨條例第XV部)之本公司之普通股股份(「股份」)、相關股份及債券中所擁有之權益及淡倉(如有)，與有關認購本公司股份之權益，及行使該等權益之詳情，載列如下：

(甲) 股份

	股份數目				佔已發行股本之概約
董事	個人權益	家族權益	公司權益	合計	百分比率
呂志和	6,558,534	7,256,345[1]	1,326,706,115[2]	1,340,520,994	54.58
呂耀東	5,878,035	–	–	5,878,035	0.24
許淇安	580,000	–	–	580,000	0.02
倫贊球	2,245,046	–	–	2,245,046	0.09
鄧呂慧瑜	8,340,371	–	–	8,340,371	0.34
鍾逸傑爵士	150,000	–	–	150,000	0.01
梁文建	–	–	–	–	–
黃乾亨	601,226	–	–	601,226	0.02
李東海	550,000	–	–	550,000	0.02
陳有慶	936,563	–	–	936,563	0.04
張惠彬	607,239	–	–	607,239	0.02
廖樂柏	500,000	–	–	500,000	0.02

除另有所述外，上述所有個人權益均為各董事以實益擁有人之身份持有。

(乙) 認股權

董事	於最後可行日期所持有之認股權	每股行使價(港元)	行使期
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	–	–	–
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	–	–	–
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,256,345股股份之權益。

(2) 該1,326,706,115股股份為(i) Best Chance Investments Ltd.所持35,696,109股股份、(ii)步基證券有限公司所持3,095,377股股份、(iii) Favor Right Investments Limited所持8,286,000股股份、(iv) Super Focus Company Limited所持1,086,035,985股股份、(v) Premium Capital Profits Limited所持135,435,613股股份及(vi) 銘訊有限公司所持58,157,031股股份之總和。上述公司最終由呂志和博士實益擁有及控制。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，本公司董事及行政總裁(如有)概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所(包括彼等根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))；或根據證券及期貨條例第352條存置之本公司登記冊所記錄；或根據上市規則附錄十須知會本公司及聯交所之任何權益或淡倉。

3. 主要股東之權益

於最後可行日期，就任何本公司董事所知，於本公司股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露，或根據證券及期貨條例第336條記錄於本公司存置之登記冊內之權益或淡倉，或直接或間接擁有可在一切情況下於本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上權益之每位人士(本公司董事除外)之權益如下：

股東名稱	股份數目 普通 (好倉)	佔已發行 股本之概約 百分比率
Super Focus Company Limited	1,086,035,985[(1)]	44.22
Penta Investment Advisers Limited	387,574,033[(2)]	15.78
John Zwaanstra先生	387,574,033[(3)]	15.78
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.66
Todd Zwaanstra先生	163,668,672[(5)]	6.66
Mercurius GP LLC	163,668,672[(6)]	6.66

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股股份及193,592,644股股份，呂志和博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited以投資經理身份擁有387,574,033股股份。

(3) 該等股份與附註(2)所述之387,574,033股股份相同。John Zwaanstra先生因擁有Penta Investment Advisers Limited之100%權益而被視為擁有本公司的股份權益。John Zwaanstra先生因控制Penta Asia Fund, Ltd.及Mercurius GP LLC之投票權逾三分一而被視為擁有Penta Asia Fund, Ltd.及Mercurius GP LLC所持本公司的股份之權益。

(4) 該163,668,672股股份乃由Penta Asia Fund, Ltd.之全資附屬公司Penta Master Fund, Ltd.持有，且與Penta Investment Advisers Limited名下部份權益重複。

(5) Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一，因而被視為擁有Penta Master Fund, Ltd.所持163,668,672股股份之權益。

(6) Mercurius GP LLC為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持163,668,672股股份之權益。

John Zwaanstra先生亦擁有Penta Investment Advisers Limited所持387,574,033股股份之權益，而該等387,574,033股股份其中163,668,672股亦被視為由(a) Todd Zwaanstra先生透過Penta Master Fund, Ltd.(由Penta Asia Fund, Ltd.全資擁有，故Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一)及(b) Mercurius Partners Trust之創立人Mercurius GP LLC擁有權益。

除上文所披露者外，於最後可行日期，概無任何人士曾知會本公司表示擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露之本公司股份或相關股份之權益或淡倉。

4. 訴訟

於最後可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須作賠償(法定賠償除外)之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士、呂耀東先生及鄧呂慧瑜女士(三人統稱「有關董事」)，擁有若干從事物業投資、貿易及發展業務之獨立管理公司之權益。該等公司之業務(「競爭業務」)與本集團的業務可能有直接或間接競爭。有關董事亦為若干競爭業務控股公司之董事。

儘管有關董事亦為本公司之執行董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名董事，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士(核數／會計及法律方面)，成功的實業家；及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

除上述披露者外，本公司董事及其各自有關的聯繫人與本集團並無其他業務競爭權益。

7. 其他資料

(甲) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要營業地點為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師。而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

JOINT NOTIFICATION

GALAXY ENTERTAINMENT GROUP LIMITED

ISSUE OF SHARES UNDER A SPECIFIC MANDATE, CONVERSION OF SECURITIES AND CHANGE IN DIRECTORS OR OF IMPORTANT EXECUTIVE FUNCTIONS OR RESPONSIBILITIES

Appointments of New Directors and Completion of Issue of New Shares of Galaxy Entertainment Group Limited

K. WAH INTERNATIONAL HOLDINGS LIMITED

MAJOR TRANSACTION AND CONNECTED TRANSACTION

Completion of Sale of Shares of Galaxy Entertainment Group Limited

A joint announcement containing details of the captioned matters is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Galaxy Entertainment Group Limited (**"Galaxy"**) at www.galaxyentertainment.com and on the website of K. Wah International Holdings Limited (**"KWIH"**) at www.kwih.com.

This joint notification merely serves to advise investors of the matter and of the publication of the joint announcement on the above websites. ***This joint notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the joint announcement for details of the matters.

The joint announcement is available for inspection by the public at no charge at the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong and at the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (excluding public holidays), from the date of this joint notification until 27 December 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 28 November 2007

18

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

聯合通知

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

根據特定授權發行股份、轉換證券及
更換董事或重要行政職能或職責的變更

銀河娛樂集團有限公司委任新董事及完成發行新股

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

主要交易及關連交易

完成出售銀河娛樂集團有限公司股份

載有上述事宜詳情的聯合公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及Galaxy Entertainment Group Limited銀河娛樂集團有限公司(「銀河娛樂」)的網站(www.galaxyentertainment.com)及K. Wah International Holdings Limited嘉華國際集團有限公司(「嘉華國際」)的網站(www.kwih.com)覽閱。

此聯合通知僅為知會投資者有關上述事宜及有關聯合公告已登載在上述網站。*此聯合通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此聯合通知的內容而作任何投資決定*。投資者應覽閱上述聯合公告以了解詳情。

由本聯合通知日期起至二零零七年十二月二十七日止，公眾人士可於星期一至五(不包括公眾假期)上午九時至下午一時及下午二時至下午五時到銀河娛樂之註冊辦事處位於香港中環夏慤道10號和記大廈十六樓一六零六室及嘉華國際之香港主要辦事處位於香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述聯合公告，如有需要亦可索取聯合公告副本，每張收費港幣一元。

承董事會命
GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十八日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

APPOINTMENTS OF NEW DIRECTORS AND
COMPLETION OF ISSUE OF NEW SHARES OF

GALAXY ENTERTAINMENT GROUP LIMITED

COMPLETION OF SALE OF SHARES OF
GALAXY ENTERTAINMENT GROUP LIMITED BY

K. WAH INTERNATIONAL HOLDINGS LIMITED

The Galaxy Directors are pleased to announce that the appointments of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive directors of Galaxy took effect on 27 November 2007 and Completion of the Subscription Agreement and the FRN Agreement took place on 27 November 2007.

The KWIH Directors are also pleased to announce that Completion of the Share Purchase Agreement took place on 27 November 2007.

Reference is made to the joint announcement of Galaxy Entertainment Group Limited ("Galaxy") and K. Wah International Holdings Limited ("KWIH") dated 11 October 2007 and the circular jointly issued by Galaxy and KWIH dated 5 November 2007 ("Circular"). Unless otherwise defined, capitalised terms used herein have the same meanings as those defined in the Circular.

The Galaxy Directors are pleased to announce that the appointments of Dr. Martin Clarke and Mr. Guido Paolo Gamucci as non-executive directors of Galaxy took effect on 27 November 2007 and that as all the conditions of the Subscription Agreement and the FRN Agreement have been fulfilled, Completion of the Subscription Agreement and the FRN Agreement took place on 27 November 2007.

The KWIH Directors are also pleased to announce that as all the conditions of the Share Purchase Agreement have been fulfilled, Completion of the Share Purchase Agreement took place on 27 November 2007.

The following are brief details of the two new Galaxy Directors:-

Dr. Martin Clarke, aged 51, became a Partner at Permira in 2004 and is Head of the Consumer Sector at Permira. He has worked on a number of transactions including Gala Coral Group, New Look, Principal Hotels and Telepizza. He has over 20 years of experience of private equity. Prior to joining Permira, he was one of the founder directors of PPMV, the private equity arm of Prudential plc. Martin was involved in developing the business from a small UK-focused operation to a team of over 35 professionals based in London, Europe and the Far East. He was involved in over 20 deals, with a particular interest in the consumer, leisure and retail sectors. He holds MA and PhD degrees in History from Cambridge University, England.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Dr. Clarke does not hold any position with the Galaxy Group. In the last three years preceding the date hereof, Dr. Clarke has not been a director of any listed public companies.

Mr. Guido Paolo Gamucci, aged 55, is Chairman of Permira's Asia Pacific operations, having previously managed its Milan office. He is a Partner in Permira. He has worked on numerous transactions including DinoSol Supermercados, EEMS, Ferretti Group and Seat PG. Prior to joining Permira in 1997, he spent six years with UBS Capital in Italy as Founding Partner and Managing Director. Previously Mr. Gamucci worked at Citicorp in Italy, as Deputy Head of Investment Banking and Country Treasurer for Italy. He has a degree in Mechanical Engineering from the University of Rome, Italy, and an MBA from INSEAD, France.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Mr. Gamucci does not hold any position with the Galaxy Group. In the last three years preceding the date hereof, Mr. Gamucci has been a director of Seat Pagine Gialle SpA (a company listed on the Milan Stock Exchange) from 1 August 2003 to 30 September 2005 and EEMS Italia SpA (a company listed on the Milan Stock Exchange) from 24 May 1999 to 8 November 2006.

Mr. Gamucci was a director of MWCR SpA ("MWCR"), an Italian company which was involved in the assembly, sale and maintenance of cash registers, between 18 March 2000 and 16 December 2005. On 6 September 2006, the members of MWCR decided to put the company into voluntary liquidation and on 8 February 2007 the company was admitted to a court-controlled settlement process in Italy with creditors for a total amount of approximately €150 million (about HK$1,732.5 million).

There is no written director's service contract between Galaxy and Dr. Clarke or Mr. Gamucci. They are not appointed for any specific length of service but their terms as Galaxy Directors are subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. Their directors' emoluments comprise annual director's fees (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of Galaxy). Their emoluments are determined by reference to their duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Dr. Clarke and Mr. Gamucci do not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that they are Permira Directors. As at the date hereof, they have no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the appointments of Dr. Clarke and Mr. Gamucci that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

The Galaxy Board would like to express its warm welcome to Dr. Clarke and Mr. Gamucci on their appointments.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi, Mr. Anthony Thomas Christopher Carter, Dr. Martin Clarke and Mr. Guido Paolo Gamucci; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

At the date of this announcement, the executive directors of KWIH are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 November 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

銀河娛樂集團有限公司

委任新董事及完成發行新股

嘉華國際集團有限公司

完成出售銀河娛樂集團有限公司股份

銀河娛樂董事欣然宣佈，Martin Clarke 博士及 Guido Paolo Gamucci 先生獲委任爲銀河娛樂之非執行董事，由二零零七年十一月二十七日起生效，認購協議及浮息票據協議已於二零零七年十一月二十七日完成。

嘉華國際董事亦欣然宣佈，股份出讓協議已於二零零七年十一月二十七日完成。

謹此提述銀河娛樂集團有限公司（「銀河娛樂」）及嘉華國際集團有限公司（「嘉華國際」）刊發日期爲二零零七年十月十一日之聯合公佈，及銀河娛樂及嘉華國際刊發日期爲二零零七年十一月五日之聯合通函（「通函」）。除文義另有所指外，本公佈所用詞彙與通函所界定者具有相同涵義。

銀河娛樂董事欣然宣佈，Martin Clarke 博士及 Guido Paolo Gamucci 先生獲委任爲銀河娛樂之非執行董事，由二零零七年十一月二十七日起生效，以及由於認購協議及浮息票據協議之所有條件已達成，認購協議及浮息票據協議已於二零零七年十一月二十七日完成。

嘉華國際董事亦欣然宣佈，由於股份出讓協議之所有條件已達成，股份出讓協議已於二零零七年十一月二十七日完成。

兩名新任銀河娛樂董事簡歷如下：

Martin Clarke 博士，51 歲，於二零零四年成爲 Permira 合夥人，現爲 Permira 消費者部主管。彼曾參與之交易包括 Gala Coral Group、New Look、Principal Hotels 及 Telepizza。彼具備超過二十年私人股權經驗，加盟 Permira 前，彼乃 Prudential plc 屬下私人股權公司 PPMV 創辦董事之一，曾參與發展業務，由專注英國業務之小規模經營發展至擁有逾三十五名專業人員派駐倫敦、歐洲及遠東地區之隊伍。彼亦曾參與超過二十宗交易，並特別對消費、休閒及零售業務感興趣。彼擁有英國劍橋大學歷史碩士及博士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Clarke 博士並無於銀河娛樂集團出任任何職位。於本公佈日期前過去三年，Clarke 博士並無於任何上市公司擔任董事職務。

Guido Paolo Gamucci 先生，55 歲，現爲 Permira 亞太區業務主席及 Permira 合夥人，曾管理 Permira 米蘭辦事處。彼曾參與多宗交易，當中包括 DinoSol Supermercados、EEMS、Ferretti 集團及 Seat PG 之項目。於一九九七年加入 Permira 前，彼曾任職意大利 UBS Capital 六年，爲創辦合夥人兼董事總經理。此前，彼於意大利 Citicorp 任職投資銀行副主管及意大利區司庫。彼擁有意大利羅馬大學機械工程學士學位及法國 INSEAD 商學院工商管理碩士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Gamucci 先生並無於銀河娛樂集團出任任何職位。於本公佈日期前過去三年，Gamucci 先生曾於二零零三年八月一日至二零零五年九月三十日爲一家於米蘭證券交易所(Milan Stock Exchange)上市之公司 Seat Pagine Gialle SpA 之董事，另曾於一九九九年五月二十四日至二零零六年十一月八日爲一家於米蘭證券交易所上市之公司 EEMS Italia SpA 之董事。

Gamucci 先生於二零零零年三月十八日至二零零五年十二月十六日期間爲一間意大利公司 MWCR SpA（「MWCR」）之董事，該公司從事現金出納機之裝配、銷售及保養。於二零零六年九月六日，MWCR 之成員決定將該公司進行自動清盤，並於二零零七年二月八日，該公司就爲數達 150,000,000 歐元（約 1,732,500,000 港元）之債項進入以法庭管制之清算程序。

銀河娛樂與 Clarke 博士或 Gamucci 先生概無訂立書面董事服務合約。彼等之委任並無特定任期，惟彼等作爲銀河娛樂董事之任期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連任。彼等之董事酬金包括年度董事袍金（將由銀河娛樂董事會建議並於下一年銀河娛樂股東週年大會

上經銀河娛樂股東批准）。彼等之董事酬金乃參考彼等於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除作爲 Permira 董事外，Clarke 博士及 Gamucci 先生與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於本公佈日期，彼等並無持有證券及期貨條例第 XV 部所界定之任何銀河娛樂股份權益。

除本公佈披露者外，銀河娛樂董事會並不知悉有任何其他有關委任 Clarke 博士及 Gamucci 先生之事宜須知會銀河娛樂股東，亦無任何根據上市規則第 13.51(2)條第(h)至(v)段之規定須予披露之資料。

銀河娛樂董事會對 Clarke 博士及 Gamucci 先生之委任謹致以熱切歡迎。

於本公佈日期，銀河娛樂執行董事爲呂志和博士（主席）、呂耀東先生、陳啓能先生、徐應強先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生、唐家達先生、Martin Clarke 博士及 Guido Paolo Gamucci 先生，以及獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

於本公佈日期，嘉華國際之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士，以及獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十七日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

DISCLOSEABLE TRANSACTION
ACQUISITION OF 7% INTEREST
IN AN INDIRECT NON-WHOLLY OWNED SUBSIDIARY

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (excluding public holidays), from the date of this notification until 27 December 2007 or until such time as the circular in respect of the captioned matter is sent to shareholders of the Company, whichever is the later. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 November 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

須予披露的交易
收購間接非全資附屬公司
之7%權益

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十二月二十七日或有關上述事宜之通函寄發予股東之日(以較後者為準)止，公眾人士可於星期一至五(不包括公眾假期)上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十七日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code : 173)

DISCLOSEABLE TRANSACTION
ACQUISITION OF 7% INTEREST
IN AN INDIRECT NON-WHOLLY OWNED SUBSIDIARY

On 26 November 2007, Ragon (a wholly-owned subsidiary of the Company) has entered into the SPA with Sojitz under which Ragon has agreed to acquire the Sale Shares and the Shareholder's Loan to Chely Well from Sojitz for a total consideration of HK$30,000,000. Chely Well is a subsidiary of the Company. Sojitz and its ultimate beneficial owner are Independent Third Parties. The Sale Shares represents Sojitz's entire 7% shareholding in the Chely Well. On completion of the Acquisition, Sojitz will cease to hold any shares in Chely Well. The shareholding of the Company in Chely Well will increase from 65% to 72%. Chely Well has a 55% interest in JHD which is the registered owner of the (Shanghai) K. Wah Centre in the PRC.

As the relevant percentage ratio (as defined under the Listing Rules) exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction under the Listing Rules. The Company will send a circular to the Shareholders in accordance with the requirements of the Rule 14.38 of the Listing Rules.

1. KEY TERMS OF THE SPA

Date :	26 November 2007
Parties :	(A). Sojitz as the vendor and (B). Ragon as the purchaser
Subject of the Acquisition :	The Sale Shares together with the Shareholder's Loan
Consideration and payment:	In aggregate HK$30,000,000 all in cash, as to which HK$6,482,984.60 is for the Sale Shares, HK$20,517,015.40 is for the Shareholder's Loan and HK$3,000,000 as agreed service fee to Sojitz's wholly-owned subsidiary New Channel Management Limited as fees for consultation services given by New Channel Management Limited to Sojitz only, for the

	purposes of negotiating and liaising in respect of the SPA. Ragon has paid a deposit of HK$3,000,000 to Sojitz on signing of the SPA and will pay the balance of HK$27,000,000 to Sojitz and New Channel Management Limited on Completion.
Completion:	On 30 November 2007 whereupon, against Ragon's payment in full of the balance of the consideration, Sojitz will transfer the Sale Shares and assign the Shareholder's Loan to Ragon. If there is any non-compliance with the SPA, then without prejudice to its rights and remedies under the SPA, the party who is not in default may : (i) defer Completion; (ii) proceed to Completion with the party who is in default so far as practicable; or (iii) terminate the SPA. If Ragon is in default and Sojitz terminates the SPA, Sojitz is entitled to forfeit the Deposit. If Sojitz defaults and Ragon terminates the SPA, Sojitz shall return the Deposit to Ragon and will in addition liable to Ragon for damages up to a limit of HK3,000,000.00. The Company will make a further announcement if any of these events occurs.
Guarantee:	Ragon has agreed to indemnify Sojitz for loss and damage which Sojitz may suffer on account of liability (if any) on a guarantee executed by Sojitz (together with others) on 26 September 1996 in favour of HSBC with respect to mortgage loans of the end-buyers of JHD's residential project in Shanghai, the PRC, known as the Pacific Court (上海太平洋广场). The Company was advised by the HSBC (Shanghai Branch) that, as of the date hereof, there was no outstanding amount on such mortgage loans.

2. SHAREHOLDINGS OF CHELY WELL BEFORE AND AFTER THE ACQUISITION

Before the Acquisition, the Company (through Ragon (64.9%) and Leharne (0.1%)) has a 65% interest in Chely Well, and Tidefull has a 28%, and Sojitz has a 7% interest in Chely Well. Sojitz and its ultimate beneficial owner are Independent Third Parties. Leharne is an (indirect) wholly owned subsidiary of the Company, and Ragon is Leharne's wholly owned subsidiary. The simplified shareholding structure of Chely Well before and after Completion is as follows :


Before Completion
The Company
100%
Tidefull
Ragon (including the 0.1% held by Leharne)
Sojitz
28%
65%
7%
Chely Well
55%
JHD


After Completion
The Company
100%
Tidefull
Ragon (including the 0.1% held by Leharne)
28%
72%
Chely Well
55%
JHD

After Completion, the Company will have 72%, Sojitz will cease to have any and Tidefull retains its 28% interest in Chely Well.

3. THE CONSIDERATION

The consideration for the Acquisition was arrived at after arm's length negotiations between the Parties and is on normal commercial terms after taking into account the total assets of Chely Well of HK$2,946,533,783 and total liabilities of Chely Well of HK$1,749,471,855, as of 31 December 2006, being the date of the audited consolidated financial statements of Chely Well. The net asset of Chely Well is HK$526,691,169 (after minority interest). The consideration represents a discount of HK$6,868,382 (or 18.6%) to the net assets value of Chely Well attributable to the Sale Shares as of the date of the audited consolidated financial statements of Chely Well. The Company will pay the consideration from the internal resources of the Group.

4. INFORMATION ON CHELY WELL AND JHD

Chely Well is an indirect non-wholly owned subsidiary of the Company (held as to 65% before, and as to 72% after Completion, by the Company). Chely Well is an investment holding company, and the sole asset of significance is its 55% interest in JHD.

The shareholders of JHD are Chely Well (55%), Max Orient Holdings Limited (30%), and Shanghai Xu Fang (Group) Co. Ltd. (15%). Max Orient Holdings Limited and Shanghai Xu Fang (Group) Co. Ltd are companies respectively incorporated in Hong Kong and the PRC. Both before and after Completion, both Chely Well and JHD are and will be consolidated in the Company's accounts and treated as a subsidiary. Save for being substantial shareholders of JHD, a subsidiary of the Company, Max Orient Holdings Limited and Shanghai Xu Fang (Group) Co. Ltd. are Independent Third Parties.

JHD is the registered owner of the Property, which is its sole asset of significance. The Property comprises a Grade-A office tower together with 2 ancillary buildings (with a total gross floor area of, approximately, 72,000 square metres) located in the inner ring of Shanghai city. The Property was completed in 2005. The Company is occupying the whole of the 18th floor and the rest of the Property is now fully let to tenants.

5. INFORMATION ON THE COMPANY

The Company is an investment holding company. Its subsidiaries are mainly engaged in property development and investment in the PRC, Hong Kong, and South East Asia.

6. INFORMATION ON RAGON

Ragon is an investment holding company and an indirect wholly owned subsidiary of the Company. Ragon has a 64.9% interest in the Chely Well. Neither Ragon nor Leharne (which holds a 0.1% interest in Chely Well) has previously purchased any interest in Chely Well from Sojitz.

7. INFORMATION ON SOJITZ

Sojitz is a wholly owned subsidiary of the Sojitz Corporation (a company incorporated in Japan and together the "***Sojitz Group***"). Sojitz is principally engaging in import and export and general trading business in Hong Kong. The Sojitz Group is a well-known world wide conglomerate and their businesses include not only trading, import and export but also investment. New Channel Management Limited is a wholly owned subsidiary of Sojitz and is engaging in property business mainly in Hong Kong.

To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), both Sojitz and New Channel Management Limited and their respective ultimate beneficial owners are all Independent Third Parties.

8. FINANCIAL EFFECT OF THE ACQUISITION

The audited net profits of Chely Well for the two financial years ended 31st December 2005 and 2006 attributable to the Sale Shares were :

	2005 (HK$)		2006 (HK$)	
	before tax	after tax	before tax	after tax
Consolidated profit	380,343,843	230,451,929	1,069,301,791	739,455,664
Profit attributable to the Sale Shares	26,624,069	16,131,635	74,851,125	51,761,896

The audited net asset value of Chely Well amounted to HK$526,691,169 (after minority interest) as at 31st December 2006. The total assets of Chely Well, is HK$2,946,533,783, upon a revaluation of the Property at HK$2,801,761,560 as of 31 December 2006.

9. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Property is a grade-A office in Shanghai. The Property has achieved 100% occupancy since its completion in early 2005, providing good and recurring rental income from corporate tenants. Given its good location in the inner ring of the Shanghai city, and the chance of future rent increase on renewal of the current tenancies, there is also good potential for further capital appreciation on the Property. After the Acquisition, the effective interest of the Company in JHD which holds the Property will increase, from previously 35.75%, to 39.6%. The Acquisition is reasonably priced with discount to the net assets value and enables the Company to have a greater share in the rental income stream and a bigger exposure to future capital gain on the Property. This is consistent with the strategy of the Group on long-term holding of quality property investments.

The Directors consider that the terms of the SPA are fair and reasonable and that the Acquisition is in the interest of the Company and the Shareholders as a whole.

10. LISTING RULES IMPLICATION

As the relevant percentage ratio (as defined under the Listing Rules) exceeds 5% but is less than 25%, the Acquisition constitutes a discloseable transaction for the Company under the Listing Rules. The Company will send a circular to the Shareholders in accordance with the requirements of Chapter 14 of the Listing Rules.

11. DIRECTORS OF THE COMPANY

At the date of this announcement, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, and Ms. Paddy Tang Lui Wai Yu, and the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

12. DEFINITIONS

In this announcement, unless otherwise states, the following expressions means:

"%"	Percent
"Acquisition"	the proposed acquisition by Ragon of the Sale Shares in Chely Well currently held by Sojitz and the Shareholder's Loan
"Board"	the Board of Directors of the Company
"Chely Well"	Chely Well limited, a company incorporated in Hong Kong with limited liability and a subsidiary of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated with limited liability in Bermuda, the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Acquisition by the parties pursuant to the terms of the SPA
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"Independent Third Party"	independent third party not connected with the Company, any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules
"JHD"	Shanghai Jia Hui Da Real Estate Development Co., Ltd. (上海嘉滙達房地產開發經營有限公司), a sino-foreign equity joint venture established in Mainland China
"Leharne"	Leharne Properties Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parties"	Ragon and Sojitz, and "***Party***" is any one of them
"PRC"	The People's Republic of China
"Property"	Shanghai K. Wah Centre, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai, the PRC which sole registered owner is JHD
"Ragon"	Ragon Properties Limited, a company incorporated in the British Virgin Island and is an indirect wholly owned subsidiary of the Company
"RMB"	Renminbi, the lawful currency of the PRC

"Sale Shares"	all those 70 (fully paid-up) ordinary shares, representing 7% interest, of and in the issued share capital of Chely Well, held legally and beneficially by Sojitz which are the subject of the Acquisition
"Shareholder's Loan"	The total sum of HK$20,517,015.40 (including interest of HK$10,773,141.04 accrued up to Completion) due and owing by Chely Well to Sojitz which is to be assigned – on Completion – by Sojitz to Ragon pursuant to the terms of the SPA
"Sojitz"	Sojitz (Hong Kong) Limited (formerly, Nissho Iwai Hong Kong Corporation Ltd.), a company incorporated in Hong Kong
"SPA"	the SPA for sale and purchase of shares dated 26 November 2007 between Ragon and Sojitz under which Ragon has agreed to acquire the Sale Shares and the Shareholder's Loan from Sojitz
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tidefull"	Tidefull Investment Limited, a company incorporated in Liberia with limited liability and belongs to the group of companies of which Pioneer Global Group Limited forms part. Pioneer Global Group Limited is a company incorporated in Bermuda with limited liability which shares are listed on the Main Board of the Stock Exchange

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 26 November 2007

For the purpose of this announcement:

(1) certain English translations of Chinese names or words in this circular are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words; and

(2) the exchange rate used in this announcement is HK$1 = RMB1.03.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

須予披露的交易
收購間接非全資附屬公司
之百分之七比率之權益

於二零零七年十一月二十六日，Ragon (本公司之全資附屬公司）與双日訂立買賣股份協議，據此，Ragon同意以代價總額為港幣30,000,000元向双日收購於志惠之銷售股份及股東貸款。志惠為本公司之附屬公司。双日及其最終實益擁有人均為獨立第三方。7%銷售股份為双日於志惠所佔其全部持股量。於完成收購後，双日將不再持有志惠任何股份。本公司於志惠之持股量將由65%增加至72%。志惠於嘉滙達擁有55%權益，而嘉滙達則持有上海嘉華中心。

由於相關百分比率（定義見上市規則）超過5%但不多於25%，根據上市規則，收購構成一項須予披露的交易。本公司將按照上市規則第14.38條之規定向股東寄發通函。

1. 買賣股份協議之主要條款

日期： 二零零七年十一月二十六日

訂約方： （A）双日作為賣方及（B）Ragon作為買方

收購之：標的事項 銷售股份連同股東貸款

代價及付款： 合共港幣30,000,000元全部以現金支付，其中港幣6,482,984.60元為銷售股份之代價，港幣20,517,015.40元為股東貸款之代價及港幣3,000,000元為支付双日之全資附屬公司New Channel Management Limited，作為New Channel

Management Limited向双日提供有關買賣股份協議的商議及統籌服務之諮詢費用。Ragon已於簽訂買賣股份協議時支付双日按金港幣3,000,000元，並於完成時支付給双日及New Channel Management Limited餘額港幣27,000,000元。

完成： 於二零零七年十一月三十日，待Ragon全數支付代價之餘額後，双日將會轉讓予Ragon銷售股份及股東貸款。

倘有任何不遵守買賣股份協議之情況，則在不損害其在買賣股份協議之權利及作出補救後，非違約方可：(i) 延遲完成；(ii) 在可行情況下與違約方繼續完成；或 (iii) 終止買賣股份協議。倘Ragon違約而双日終止買賣股份協議，則双日有權沒收按金。倘双日違約而Ragon終止買賣股份協議，則双日須退回按金予Ragon，並須額外向Ragon賠償損失不多於港幣3,000,000元。倘發生上述任何事項，本公司將另行發表公佈。

擔保： Ragon同意就因双日（連同其他人士）於一九九六年九月二十六日向滙豐銀行簽訂之擔保（有關嘉滙達於中國上海之住宅項目Pacific Court（上海太平洋廣場）之最終買家之按揭貸款）而承擔之責任（如有）可能蒙受之損失及損害向双日作出彌償。本公司獲滙豐銀行（上海分行）告知，於本公佈刊發日期，有關按揭貸款並無任何未償還款項。

2. 志惠於收購前後之持股量

於收購前，本公司（透過 Ragon（64.9%)及 Leharne（0.1%））於志惠擁有 65% 權益，Tidefull 擁有 28%權益，及双日擁有 7%權益。双日及其最終實益擁有人均爲獨立第三方。Leharne 爲本公司之（間接）全資附屬公司，而 Ragon 爲 Leharne 之全資附屬公司。於收購前後之簡化持股量架構如下：


完成前
本公司
100%
Tidefull
Ragon(包括 Leharne
持有之 0.1%)
双日
28%
65%
7%
志惠
55%
嘉滙達


完成後
本公司
100%
Tidefull
Ragon(包括 Leharne
持有之 0.1%)
28%
72%
志惠
55%
嘉滙達

於完成後，本公司將擁有 72%志惠之權益，双日將不再擁有任何權益，而 Tidefull 將維持其於志惠之 28%權益。

3. 代價

收購之代價乃經訂約方公平磋商後並計及截至二零零六年十二月三十一日（即志惠之經審核綜合財務報表編製日期）志惠之總資產港幣 2,946,533,783 元及志惠之總負債港幣 1,749,471,855 元後按一般商業條款達致。志惠之資產淨值爲港幣 526,691,169 元（計及少數股東權益後）。代價較銷售股份截至二零零六年十二月三十一日止之經審核綜合財務報表編製日期應佔志惠之資產淨值折讓爲港幣 6,868,382 元（或 18.6%）。本公司將以本集團之內部資源支付代價。

4. 有關志惠及嘉滙達之資料

志惠爲本公司之間接非全資附屬公司（本公司於完成前擁有 65%權益及於完成後擁有 72%權益）。志惠爲一間投資控股公司，其唯一重大資產爲於嘉滙達之 55%權益。

嘉滙達之股東爲志惠（55%）、麥世東方控股有限公司（30%）及上海徐房（集團）有限公司（15%）。麥世東方控股有限公司及上海徐房（集團）有限公

司分別於香港及中國註冊成立之公司。於完成前後，志惠及嘉滙達均會繼續綜合至本公司之賬目及被視爲本公司附屬公司。麥世東方控股有限公司及上海徐房（集團）有限公司爲嘉滙達之主要股東，除此之外，彼等亦可被視爲本公司之獨立第三方。

嘉滙達爲物業之登記持有人，而物業爲其唯一重大資產。物業包括位於上海市內環之一幢甲級寫字樓連同 2 幢附屬大廈（總建築面積約爲 72,000 平方米）。物業於二零零五年落成。本公司租用 18 樓全層，而物業之其餘部分現正全部出租予租戶。

5. 有關本公司之資料

本公司爲一間投資控股公司，其附屬公司主要於中國、香港及東南亞從事物業發展及投資。

6. 有關 Ragon 之資料

Ragon 爲一間投資控股公司，並爲本公司之間接全資附屬公司。Ragon 於志惠擁有 64.9%權益。Ragon 及 Leharne（持有志惠的 0.1%權益）先前概無向双日收購志惠任何權益。

7. 有關双日之資料

双日爲 Sojitz Corporation（一間於日本註冊成立之公司，統稱「Sojitz 集團」）之全資附屬公司。双日主要於香港從事出入口及一般貿易業務。Sojitz 集團爲世界知名集團，其業務不僅包括貿易、出入口，亦包括投資。New Channel Management Limited 爲双日之全資附屬公司，主要於香港從事物業業務。

就董事（於作出一切合理查詢後）所知、所悉及所信，双日及 New Channel Management Limited 及彼等之最終實益擁有人均爲獨立第三方。

8. 收購之財務影響

銷售股份應佔志惠於截至二零零五年及二零零六年十二月三十一日止兩個財政年度之經審核純利爲：

	二零零五年（港幣）		二零零六年（港幣）	
	除稅前	除稅後	除稅前	除稅後
綜合溢利	380,343,843	230,451,929	1,069,301,791	739,455,664
銷售股份應佔溢利	26,624,069	16,131,635	74,851,125	51,761,896

志惠於二零零六年十二月三十一日之經審核資產淨值達港幣 526,691,169 元（計及少數股東權益後）。物業於重估後爲港幣 2,801,761,560 元，因而志惠之總資產於二零零六年十二月三十一日爲港幣 2,946,533,783 元。

9. 進行收購之原因及利益

物業爲上海之甲級寫字樓。物業自二零零五年初落成後一直達到 100%租用率，其公司租戶提供良好及經常性之租金收入。鑑於物業位於上海市內環之黃金地點及日後有機會於現有租約續租時提高租金，物業亦具有進一步資本增值潛力。於收購後，本公司於持有物業之嘉滙達之實益權益將由先前之 35.75%增加至 39.6%。收購之價格合理且較資產淨值有所折讓，使本公司可享有更多物業之租金收入來源及更大機會獲得物業日後之資本增值。此乃符合本集團長期持有優質物業投資之策略。

董事認爲，買賣股份協議之條款屬公平合理，而收購符合本公司及股東之整體利益。

10. 上市規則之涵義

由於相關百分比率（定義見上市規則）超過百分比率之 5%但不多於 25%，根據上市規則，收購構成爲一項本公司須予披露的交易。本公司將按照上市規則第 14 章之規定向股東寄發通函。

11. 本公司之董事

截至本公佈日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

12. 釋義

於本公佈內，除另有說明外，下列詞彙指：

「*%*」	指	百分比率
「*收購*」	指	Ragon建議收購現時由双日持有於志惠之銷售股份及股東貸款
「*董事會*」	指	本公司之董事會
「*志惠*　」	指	志惠有限公司，一間於香港註冊成立之有限公司，爲本公司之附屬公司
「*本公司*」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「*完成*」	指	訂約方根據買賣股份協議之條款完成收購
「*董事*」	指	本公司之董事
「*本集團*」	指	本公司及其附屬公司
「*港幣*」	指	香港法定貨幣
「*香港*」	指	中華人民共和國香港特別行政區
「*獨立第三方*」	指	與本公司及本公司或其任何附屬公司之任何董事、行政總裁或主要股東或彼等各自之聯繫人（定義見上市規則）概無關連之獨立第三方
「*嘉滙達*」	指	上海嘉滙達房地產開發經營有限公司，於中國內地成立之中外合資合營企業
「*Leharne*」	指	Leharne Properties Limited，一間於英屬處女群島註冊成立之公司，爲本公司之間接全資附屬公司
「*上市規則*」	指	聯交所證券上市規則
「*訂約方*」	指	Ragon及双日，而「*訂約方*」指其中一方
「*中國*」	指	中華人民共和國
「*物業*」	指	上海嘉華中心，位於中國上海市徐滙區准海中路6街坊26號地塊，嘉滙達爲其唯一登記持有人
「*Ragon*」	指	Ragon Properties Limited，一間於英屬處女群島註冊成立之公司，爲本公司之間接全資附屬公司
「*人民幣*」	指	中國法定貨幣

「*銷售股份*」	指	該等全部70股（繳足股款）普通股，為双日法定及實益持有之志惠已發行股本中之7%權益，為收購之標的事項
「*股東貸款*」	指	由志惠欠負双日合共港幣20,517,015.40元之款項（包括應計至完成止之利息為港幣10,773,141.04元），根據買賣股份協議之條款於完成時由双日轉讓予Ragon
「*双日*」	指	双日（香港）有限公司（前稱日商岩井香港有限公司），一間於香港註冊成立之公司
「*買賣股份協議*」	指	Ragon與双日於二零零七年十一月二十六日訂立買賣銷售股份之買賣股份協議，據此，Ragon同意向双日收購銷售股份及股東貸款
「*聯交所*」	指	香港聯合交易所有限公司
「*Tidefull*」	指	Tidefull Investment Limited，一間於利比里亞註冊成立之有限公司，屬於建生國際集團有限公司旗下之公司。建生國際集團有限公司為一間於百慕達註冊成立之有限公司，其股份於聯交所主板上市

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十六日

就本公佈而言：

(1) 本通函內載入中文名稱或詞語之若干英譯名稱乃僅供參考，故不應被依賴為該等中文名稱或詞語之官方譯文；及

(2) 本公佈所使用之匯率為港幣1元兌人民幣1.03元。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTIFICATION

POLL RESULT OF SPECIAL GENERAL MEETING HELD ON 21 NOVEMBER 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays (excluding public holidays), from the date of this notification until 22 December 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 22 November 2007

22

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

於二零零七年十一月二十一日舉行之
股東特別大會投票表決結果

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十二月二十二日，公眾人士可於星期一至五(不包括公眾假期)上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十二日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

POLL VOTING RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 21 NOVEMBER 2007

The Board announces that the ordinary resolution to approve the Share Purchase Agreement was duly passed by Independent Shareholders voting by way of poll at the SGM held on 21 November 2007.

Reference is made to the joint announcement of the Company and Galaxy Entertainment Group Limited ("***GEG***") dated 11 October 2007, the joint circular issued by the Company and GEG dated 5 November 2007 ("***Circular***") and the notice of the KWIH SGM as set out in the Circular. Unless the context otherwise requires, terms used herein shall have the same meanings as those defined in the Circular.

The Board announces that the ordinary resolution proposed to approve the Share Purchase Agreement ("***Resolution***") was duly passed by Independent Shareholders voting by way of poll at the KWIH SGM held on 21 November 2007. Computershare Hong Kong Investor Services Limited, the Company's Branch Share Registrars and Transfer Office in Hong Kong, acted as the scrutineer at the KWIH SGM for the vote-taking. The poll voting result at the KWIH SGM is as follows:-

The Resolution	Number of votes cast and percentage of total number of votes cast		Total number of votes present and cast at the KWIH SGM
	For	Against	
To pass the Resolution as set out in the Notice of the KWIH SGM dated 5 November 2007 *	546,660,368 99.999952%	262 0.000048%	546,660,630
The Resolution was duly passed as an ordinary resolution.			

* *The full text of the Resolution was set out in the notice of the KWIH SGM dated 5 November 2007.*

As at the date of the KWIH SGM, a total of 2,456,245,508 KWIH Shares were in issued. The total number of KWIH Shares of which, under the Listing Rules, permitted the holders to attend and vote for or against the Resolution at the KWIH SGM was 1,099,550,450 KWIH Shares, representing approximately 44.77% of the total issued share capital of the Company as at the date of KWIH SGM. There was no KWIH Share of which, under the Listing Rules, permitted the holders to attend and vote only against the Resolution at the KWIH SGM.

27

As stated in the Circular and in accordance with the Listing Rules, Dr. Lui, his spouse, members of the Lui Family and their respective associates who together controlled or were entitled to exercise control over 1,356,695,058 KWIH Shares, representing approximately 55.23% of the voting right in the Company as at the date of the KWIH SGM, abstained from voting the Resolution at the KWIH SGM.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 21 November 2007

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股票代號 ：173)

於二零零七年十一月二十一日舉行之
股東特別大會投票表決結果

董事會宣佈，於二零零七年十一月二十一日舉行之股東特別大會上，批准股份出讓協議之普通決議案由獨立股東以投票表決方式已獲正式通過。

茲提述本公司於二零零七年十月十一日與銀河娛樂集團有限公司(「銀河娛樂」)之聯合公佈、及於二零零七年十一月五日與銀河娛樂之聯合通函(「通函」)及通函所載之嘉華國際股東特別大會通告。 除文義另有所指外，本公佈所用詞彙與通函所界定者具有相同涵義。

董事會宣佈，於二零零七年十一月二十一日舉行之嘉華國際股東特別大會上，批准股份出讓協議之普通決議案（「決議案」），由獨立股東以投票表決方式已獲正式通過。本公司之香港股份過戶及登記分處香港中央證券登記有限公司，於嘉華國際股東特別大會上就投票擔任監票人。 於嘉華國際股東特別大會投票表決之結果如下:

決議案	所得票數數目及其佔所得總票數數目之百分比		嘉華國際股東特別大會上所投總票數
	贊成	反對	
通過日期爲二零零七年十一月五日嘉華國際股東特別大會通告所載之決議案*	546,660,368 99.999952%	262 0.000048%	546,660,630
該決議案已獲正式通過爲普通決議案。			

* *該決議案之全文刊載於二零零七年十一月五日之嘉華國際股東特別大會通告內。*

於嘉華國際股東特別大會舉行日期，已發行股份總數爲 2,456,245,508 股嘉華國際股份。合共 1,099,550,450 股嘉華國際股份(佔嘉華國際股東特別大會當日全部已發行股本約 44.77%)之持有人根據上市規則准許出席嘉華國際股東特別大會，並可投票贊成或反對決議案。概無任何股份賦予持有人根據上市規則准許出席嘉華國際股東特別大會但僅可投票反對決議案。

根據上市規則及通函所載，呂博士、彼之配偶、呂氏家族成員及彼等各自之聯繫人士合共持有及控制或有權控制行使 1,356,695,058 股嘉華國際股份，佔嘉華國際股東特別大會當日投票權約 55.23%，彼等已在嘉華國際股東特別大會上就批准該決議案放棄表決。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月二十一日

截止本公佈日，本公司執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

The Standard

Tuesday, November 13, 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

DISCLOSEABLE TRANSACTION
AND
FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF ABERDEEN INLAND LOT NO.451 HONG KONG

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this notification until 13 December 2007 or until such time as the circular in respect of the captioned matter is sent to shareholders of the Company, whichever is the later. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 13 November 2007

24

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

通知

須予披露的交易

及

成立合營企業

藉以發展位於香港香港仔內地段第451號之地塊

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited 嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十二月十三日或有關上述事宜之通函寄發予股東之日（以較後者為準）止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月十三日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

DISCLOSEABLE TRANSACTION
AND
FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF ABERDEEN INLAND LOT NO.451 HONG KONG

The Board announces that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 35% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a Discloseable Transaction. The Company intends to dispatch a circular to the Shareholders within the time and containing such details as are required by the Listing Rules.

(I) DATE OF THE MOA: 12 November 2007

(II) PARTIES TO THE MOA

1. Wealthy Vision, an indirect wholly-owned subsidiary of the Company.

2. Kenway, an indirect wholly-owned subsidiary of Sino Land Company Limited.

3. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in section (II) 2. are Independent 3rd Parties.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company will be to invest in Teamer, a newly incorporated company, the business of which is to construct properties on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 15 October 2007 under which it shall not be used for any purposes other than for non-industrial (excluding godown, petrol filling station and hotel) purposes. The site area of the Land is (about) 6,403 square metres, and the total gross floor area for development on the Land shall not be less than 36,120 square metres, according to the Land Grant. Teamer (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it pays in full the land premium of HK$5,710,000,000 on 12 November 2007. The share of land premium will be in proportion to each JV party's respective equity interest in the JV Company.

Ownership of Teamer & the JV Company

The board of directors of the JV Company and Teamer will comprise, in both cases, 8 directors, 3 of whom are nominated by each of Wealthy Vision and Kenway and 2 by Nan Fung Development.

Pursuant to the terms of the MOA, the JV Company will allot 350 shares (for US$350) to Kenway, 250 shares (for US$250) to Nan Fung Development, as well as 50 shares (for US$50) to Nan Fung Resources, after which the shareholdings of the JV Company will be as described in (A) of this section (III). The shareholding of Teamer is that as described in (B) of this section (III).

(A) THE JV COMPANY

Name of Shareholder	No. of issued shares to hold	% of equity interest
1. Wealthy Vision	350	35%
2. Kenway	350	35%
3. Nan Fung Development	250	25%
4. Nan Fung Resources	50	5%
TOTAL	1,000	100%

(B) TEAMER

Name of Shareholder	No. of issued shares held	% of equity interest
1. The JV Company	1 (HK$1.00 each)	100%

Executive Committee

An executive committee will be established by the board of directors of Teamer and is responsible for overseeing and monitoring the development including the day-to-day administration and management of development project on the Land. The executive committee reports to the board of the Teamer and consists of 3 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of

Kenway and Wealthy Vision nominates one representative to the executive committee.

The lead project manager in respect of the development of the Land will be Wealthy Vision (or a company nominated by Wealthy Vision).

Financing of the JV Company & Teamer

Wealthy Vision and each of the JV Partners will finance the acquisition and development of the Land according to their respective equity interest in the JV Company. The JV Company and/or Teamer will obtain external bank financing to refinance the Land premium it paid on 12 November 2007 and to finance the development cost of the Land. Wealthy Vision and each of the JV Partners will provide, and will procure their respective holding company to provide, guarantee and any other forms of collateral as security as lender(s) customarily require in such external bank financing. All such guarantee and collateral will be provided on a several – but not joint, or joint and several – basis, according to Wealthy Vision and the JV Partners' respective equity interest in the JV Company. For any security to the external financing, Nan Fung Development and Nan Fung Resources will be deemed to be a single JV Partner whose shareholding in the JV Company will be the aggregate of their respective shareholdings in the JV Company.

(IV) CONSIDERATION AND COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Wealthy Vision has already paid HK$8,750,000 which is its pro rata 35% share of the deposit and part payment of the Land premium. Pursuant to the terms of the MOA, Wealthy Vision will pay (i) US$350 for its 350 shares which represents 35% equity interest in the issued share capital of the JV Company, and (ii) HK$1,989,750,000 which is its pro-rata 35% share of the balance of the Land premium to enable Teamer to pay in full the Land premium on 12 November 2007.

The total construction and development cost is presently estimated to be HK$1,500,000,000. The Company will finance its proportionate (35%) share of the construction and development cost of the Land by providing (several/pro-rata) guarantee for bank borrowings by the JV Company and/or Teamer, and by way of shareholder's loan to the JV Company and/or Teamer.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$2,523,500,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1. 35% share of land premium	HK$1,998,500,000
2. 35% share of construction and development costs	HK$525,000,000

The Company will finance its total commitment through internal resources and bank financing.

ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

ABOUT KENWAY

The Company has been informed that Kenway is an investment holding company and an indirect wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole. The 35% interest in the Joint Venture will be equity accounted for in the books of the Company.

GENERAL

The acquisition by the Company of a 35% interest in the JV Company and its financing commitment exceed 5% but does not exceed 25% of one or more of the applicable percentage ratios (as defined in the Listing Rules), and as such, it constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular on the Joint Venture in accordance with the requirements of the Listing Rules will be dispatched to the Shareholders as soon as practicable.

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate.

In the event that there is a material change to the terms of the MOA as described in this announcement, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will

comply with the relevant requirements of Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement:

"associates"	has the meanings ascribed thereto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Group"	collectively refers to the Company and its subsidiaries
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong)
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them)
"Joint Venture"	refers to the joint venture of Wealthy Vision and the JV Partners formed for development of the Land through the JV Company and Teamer on the terms of the MOA
"JV Company"	Homeast Limited, a company incorporated in British Virgin Islands on 30 August 2007 with registered office at Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources and Kenway, and *"JV Partner"* is any one of them
"Kenway"	Kenway Enterprises Limited, a company incorporated in British Virgin Islands that is beneficially owned by Sino Land Company Limited and is an Independent 3rd Party
"Land"	that piece of land registered in the Land Registry as Aberdeen Inland Lot No.451 at Welfare Road, Aberdeen, Hong Kong as described in the Land Grant
"Land Grant"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Teamer with the Hong Kong Government

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOA"	a binding Memorandum of Agreement dated 12 November 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture.
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Mr. Chen Din Hwa and an Independent 3rd Party.
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an Independent 3rd Party.
"Teamer"	Teamer International Limited, a company incorporated in Hong Kong on 28 September 2007 with registered office presently at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
"Shareholder(s)"	refers to the shareholder(s) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"US$"	US Dollar, the lawfully currency of the United States of America
"Wealthy Vision"	Wealthy Vision Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"%"	Percentage

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 12 November 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

須予披露的交易
及
成立合營企業
藉以發展位於香港香港仔內地段第451號之地塊

董事會宣佈，澤原（本公司之間接全資附屬公司）已就合營企業訂立備忘協議，藉以發展地塊。根據備忘協議，本公司同意購入合營公司之35%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露的交易。本公司擬按照上市規則之規定於限期內向股東寄發有關詳情之通函。

(I) 訂立備忘協議之日期： 二零零七年十一月十二日

(II) 備忘協議之訂約方

1. 澤原，本公司之間接全資附屬公司。

2. Kenway，信和置業有限公司之間接全資附屬公司。

3. (A) 南豐發展（由陳廷驊先生實益擁有之公司）及(B)南豐資源（由陳慧慧女士實益擁有之公司）。

各董事經合理查詢後知悉並深信，南豐發展、陳廷驊先生、南豐資源、陳慧慧女士，以及上文第(II)節第2項所述之公司均為獨立第三方。

(III)備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展地塊及管理發展後之房地產。合營公司持有的天爵國際，為一間新成立的公司，其業務為建設及發展地塊。

地塊乃根據土地合同批出，由二零零七年十月十五日起爲期五十年。根據土地合同，地塊不得用作任何用途，僅可用作非工業用途（貨倉、加油站及酒店除外）。根據土地合同，地塊之地盤面積（約）6,403平方米，而地塊之總建築面積不得少於36,120平方米。天霸國際(合營公司之全資附屬公司)將於二零零七年十一月十二日全數支付地價港幣5,710,000,000元後，以地塊之承批人身份與香港政府落實土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率分攤。

天霸國際及合營公司之擁有權

合營公司及天霸國際兩者之董事會將由八名董事組成，其中澤原及Kenway各提名三人，另由南豐發展提名兩人。

根據備忘協議之條款，合營公司將發行350股股份（美金350元）予Kenway，250股股份（美金250元）予南豐發展及50股股份（美金50元）予南豐資源。發行股份後，合營公司之股權將如本公佈第(III)節(A)項所述。天霸國際之股權將如本公佈第(III)節(B)項所述。

(A) 合營公司

股東名稱	將持有發行股份數目	所佔股本權益百分比率
1. 澤原	350	35%
2. Kenway	350	35%
3. 南豐發展	250	25%
4. 南豐資源	50	5%
總計	1,000	100%

(B) 天霸國際

股東名稱	持有已發行股份數目	所佔股本權益百分比率
1. 合營公司	1 (每股港幣1元)	100%

執行委員會

天霸國際之董事會將成立一個執行委員會，專責監督、控制地塊發展、日常行政運作以及管理該發展項目。執行委員會需向天霸國際之董事會匯報。執行委員會由三名委員組成，其中由南豐發展及南豐資源聯合提名一位代表加入執行委員會，而

Kenway及澤原則各提名一位代表加入執行委員會。

澤原(或由澤原提名的公司出任)爲地塊發展的總項目經理。

合營公司及天霸國際之融資

澤原及各合營夥伴將按彼等各自於合營公司之權益爲收購及發展地塊撥付資金。合營公司及/或天霸國際將向銀行貸款，以再融資其已於二零零七年十一月十二日支付之地價及爲開發地塊成本作融資。就取得外在銀行貸款，澤原及各合營夥伴及各自之控股公司會提供擔保及其他形式之抵押品予借貸人，符合慣常貸款之要求。而所作擔保及抵押品將按澤原及各合營夥伴於合營公司所佔之權益，以個別－而非共同，或共同及個別 - 形式作出。就取得之外在融資而作出擔保，南豐發展及南豐資源將視爲單一夥伴，其持股量將按彼等各自於合營公司之權益的總和。

(IV)合營企業之代價及本公司對合營企業之承擔

澤原已支付港幣8,750,000元，此乃按其本身所佔35%所支付之地價按金。根據備忘協議之條款，澤原將支付(i) 合營公司已發行股本中之350股股份（美金350元），此乃其佔35%股本權益，及(ii) 港幣1,989,750,000元，此乃按其本身所佔35%之地價餘額，使天霸國際在二零零七年十一月十二日可以全數支付地價。

總建築及開發成本現估計爲港幣1,500,000,000元。本公司將透過就合營公司及／或天霸國際之銀行借貸（個別基準／按比例）提供擔保，及向合營公司及／或天霸國際以股東貸款方式，按其所佔建築及開發成本之（35%）比例，撥付天霸國際於地塊之建築及開發成本。

本公司於合營企業之總承擔（按現時估計）爲港幣2,523,500,000元 (惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1.	地價之35%權益	港幣1,998,500,000元
2.	建築及開發成本之35%權益	港幣525,000,000元

本公司最終之總承擔額將由內部資源及銀行貸款融資。

有關澤原之資料

澤原爲本公司之間接全資附屬公司，爲一間投資控股公司。本公司主要附屬公司之主要業務位於中國內地、香港及東南亞從事物業發展及投資。

有關Kenway之資料

本公司獲告知，Kenway爲一間投資控股公司，爲信和置業有限公司之間接全資附屬公司，信和置業有限公司之主要業務爲於香港從事物業發展及投資，其股份於聯交所主板上市（股份代號：83）。

有關南豐發展及南豐資源之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有，而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務爲於香港從事物業發展及投資。南豐資源由Crosby Investment Holdings Inc.全資擁有，爲一間投資控股公司。陳慧慧女士（陳廷驊先生之女兒）爲南豐資源之全資實益擁有人。

進行收購及成立合營企業之理由

董事認爲香港樓市前景樂觀，尤其是豪宅市場。董事會相信，透過合營企業收購地塊之權益不僅可擴大本集團之資產投資組合，同時亦可提升本集團於香港豪宅市場之地位。董事認爲合營企業乃按正常商業條款成立，條款對本公司及股東而言屬公平合理，而成立合營企業乃符合本公司及股東之整體利益。澤原於合營企業中所佔的35%股本權益會計入本公司之帳薄內。

一般事項

本公司收購合營公司之35%權益及其出資承擔超過一個或多個適用百分比率（定義見上市規則）之5%，但不多於25%，因此，根據上市規則第14章之規定構成本公司之須予披露的交易。本公司將遵照上市規則之規定，將有關合營企業之通函盡快寄發予股東。

備忘協議對澤原、合營公司及合營夥伴均具約束力，並將於適當時間以一份由相同訂約方訂立之股東協議取代，屆時備忘協議將予終止。

倘本公佈所述備忘協議之條款有重大變更，本公司將另行公佈或刊發補充通函（視乎情況而定）。倘若本公司於合營企業之總資本承擔有任何增加，導致適用之百分比率超出25%，本公司將遵守上市規則第14章之相關規定。

釋義

於本公佈內：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司之統稱
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及香港法定貨幣港元
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人）之獨立第三方
「合營企業」	指	澤原根據備忘協議之條款與合營夥伴合作，透過合營公司及天霸國際以發展地塊
「合營公司」	指	Homeast Limited ，一間於二零零七年八月三十日在英屬處女群島註冊成立之公司，註冊辦事處位於Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands，為合作發展地塊及根據備忘協議之條款而成立之合營公司
「合營夥伴」	指	南豐發展、南豐資源及Kenway之統稱，其各自亦稱為「合營夥伴」
「Kenway」	指	Kenway Enterprises Limited，一間於英屬處女群島註冊成立之公司，由信和置業有限公司實益擁有，為一獨立第三方
「地塊」	指	土地合同所述於土地註冊處註冊為香港香港仔內地段第451號，香港仔惠福道之該幅土地

「土地合同」	指	天霸國際與香港政府將就地塊訂立之土地條件批文
「上市規則」	指	聯交所證券上市規則
「備忘協議」	指	澤原、合營公司及合營夥伴就合作發展地塊而於二零零七年十一月十二日訂立具有約束力的備忘協議
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生最終實益擁有，爲一獨立第三方
「南豐資源」	指	南豐資源有限公司，一間於香港註冊成立之公司，由陳慧慧女士（陳廷驊先生之女兒）最終實益擁有，爲一獨立第三方
「天霸國際」	指	天霸國際有限公司，一間於二零零七年九月二十八日在香港註冊成立之公司，其註冊地址現位於香港北角渣華道191號嘉華國際中心29樓
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國法定貨幣美元
「澤原」	指	澤原有限公司，一間於香港註冊成立之公司，爲本公司之間接全資附屬公司
「百分比率」	指	百分比率

截止本公佈日，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月十二日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTIFICATION

NOTICE OF SPECIAL GENERAL MEETING

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this notification until 5 December 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 5 November 2007

76.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

股東特別大會通告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十二月五日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock code: 173)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of K. Wah International Holdings Limited ("Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolution (with or without amendment) which will be proposed as an ordinary resolution:

"**THAT** the agreement (the "Share Purchase Agreement") dated 8 October, 2007 between Sutimar Enterprises Limited, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and the Company (as guarantor) in relation to the proposed disposal of 452,500,000 shares in Galaxy Entertainment Group Limited (a copy of which has been produced to this meeting and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in the Share Purchase Agreement and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to the Share Purchase Agreement and the arrangements contemplated thereunder."

By Order of the Board
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Dated 5 November, 2007

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

ν]

Notes:

1. A WHITE form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business in Hong Kong of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong **(marked for the attention of the Company Secretary)** not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

股東特別大會通告

茲通告K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)謹訂於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈為普通決議案的決議案(不論有否修訂)：

「**動議**批准、追認及確認Sutimar Enterprises Limited、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l與本公司(作為擔保人)所訂立日期為二零零七年十月八日有關擬出售銀河娛樂集團有限公司452,500,000股股份之股份出讓協議(「股份出讓協議」)，協議副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事實行股份出讓協議所述一切交易，並進行彼等認為對股份出讓協議及據此擬進行之安排生效乃屬必要或權宜之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
秘書
陳明德

香港，二零零七年十一月五日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港北角
渣華道191號
嘉華國際中心
二十九樓

附註：

1. 茲附奉適用於大會之白色代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。

4. 委任代表之文件及簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要辦事處，地址為香港北角渣華道191號嘉華國際中心29樓（**註明致本公司秘書收**），方為有效；倘無依時交回，代表委任文件將不被視作有效。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或所委託之代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委託之代表代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士而獨立非執行董事則為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)

(Stock code: 173)

Principal Place of Business in Hong Kong
29th Floor, K. Wah Centre
191 Java Road, North Point, Hong Kong

PROXY FORM for use at the special general meeting or any adjournment thereof

I/We *(note 1)* ____

of ____

being the registered holder(s) of *(note 2)* ________________________________

shares of HK$0.10 each in K. Wah International Holdings Limited ("**Company**"), hereby appoint *(note 3)*

the Chairman of the Meeting or ____________________________________

of ____

as my/our proxy to attend and act for me/us at the special general meeting ("**Meeting**") of the Company to be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 21 November 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the ordinary resolution as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our name(s) in respect of the said resolution as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Terms used herein have the meanings ascribed to them in the circular dated 5 November 2007 unless the context otherwise requires.

Please indicate with a "√" in the boxes provided below how you wish your vote(s) to be cast on a poll.

	For	**Against**
— Ordinary Resolution to approve the Share Purchase Agreement.	☐	☐

Shareholder's Signature: ____________________ Date: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares registered in your name(s): if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by his duly appointed proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. If such an appointment is made, delete the words "the Chairman of the Meeting or" and insert the name and address of the appointed proxy in the space provided. Completion and return of this form of proxy will not preclude a member of the Company from attending and voting in person at the Meeting or any adjournment thereof and in such event, the authority of this form of proxy will be deemed to be revoked.
4. This form of proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.
5. To be valid, this form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority **shall be deposited** at the principal place of business in Hong Kong of the Company **at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong** ***(marked for the attention of the Company Secretary)*** not less than **48 hours before the time for holding the Meeting** and in default this form of proxy shall not be treated as valid.
6. Where there are joint registered holders of any share, any one of such person may vote at the Meeting, either personally or by his duly appointed proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by his duly appointed proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.
7. The ordinary resolution will be voted by way of poll.
8. Any alterations made in this form should be initialled by the person who signs it.

38

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

香港主要辦事處
香港北角渣華道191號
嘉華國際中心二十九樓

股東特別大會或其任何續會適用之代表委任表格

本人／吾等(*註一*) ____________________

地址為 ____________________

為K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)每股面值0.10港元股份(*註二*) ____________ 股之登記持有人，茲委任(*註三*)大會主席

或 ____________________

地址為 ____________________

為本人／吾等之代表，代表本人／吾等出席於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行之本公司股東特別大會(「大會」)，藉以考慮並酌情通過召開大會通告所載之普通決議案，並於大會或其任何續會代表本人／吾等並以本人／吾等之名義，按以下所載指示就上述決議案以按股數投票方式表決；倘無作出指示，則由本人／吾等之代表可酌情投票。

除文義另有所指外，本代表委任表格所用詞彙具有日期為二零零七年十一月五日的通函所賦予涵義。

請在下列空格上加上「✓」號，以表示　閣下欲如何處理　閣下之投票。

	贊成	反對
一　批准股份出讓協議之普通決議案。	☐	☐

股東簽署：____________________　　日期：____________________

附註：

一、 請用正楷填上全名及地址。
二、 請將　閣下名下登記之股份數目填上，如未有填上股份數目，則本代表委任表格將被視為與　閣下名下登記之所有本公司股份有關。
三、 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。於按股數表決時，股東可親身或正式授權公司代表或透過本表格所委托之代表進行投票。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。倘作出此項委任，請將「大會主席或」字樣刪去，並在空欄內填上所委托代表之姓名及地址。　閣下於填妥及交回本代表委任表格後仍可親身出席大會或其任何續會及於會上投票。在此情況下，本代表委任表格將被視作已撤銷論。
四、 本代表委任表格必須由委任人或其正式書面授權的代理人親自簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。
五、 本代表委任表格及簽署表格之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要辦事處，地址為香港北角渣華道191號嘉華國際中心29樓(*註明致本公司秘書收*)，方為有效；倘無依時交回，本代表委任表格將被視作無效。
六、 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或透過本表格所委托之代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或透過本表格委托之代表出席會議，則該等人士中只有在股東名冊上就該股份排名首位之人士，方有權就該股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。
七、 該普通決議案將以按股數投票方式表決。
八、 本表格之每項更正，均須由簽署人簡簽示可。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities.

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited or K. Wah International Holdings Limited (as the case may be), you should at once hand this circular and the relevant accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED

嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF, GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTIONS FOR, K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to Galaxy Entertainment Group Limited

Merrill Lynch

Independent financial adviser to the independent board committee and independent shareholders of Galaxy Entertainment Group Limited

COMMERZBANK

Commerzbank AG Hong Kong Branch

Independent financial adviser to the independent board committee and independent shareholders of K. Wah International Holdings Limited

ANZ

Australia and New Zealand Banking Group Limited

A letter from the Galaxy Independent Board Committee is set out on pages 50 and 51 of this circular and a letter from Commerzbank AG Hong Kong Branch, the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, is set out on pages 52 to 65 of this circular.

A notice convening the Galaxy EGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 10:00 a.m. is set out on pages 102 to 106 of this circular. Whether or not Galaxy Shareholders are able to attend the Galaxy EGM, Galaxy Shareholders are requested to complete and return the enclosed ***BLUE*** form of proxy in accordance with the instructions printed thereon to the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong *(marked for the attention of the Company Secretary)* as soon as possible but in any event not less than 48 hours before the time appointed for holding the Galaxy EGM. Completion and return of the ***BLUE*** form of proxy will not preclude Galaxy Shareholders from attending and voting in person at the Galaxy EGM or any adjournment thereof should Galaxy Shareholders so wish.

A letter from the KWIH Independent Board Committee is set out on pages 66 and 67 of this circular and a letter from Australia and New Zealand Banking Group Limited, the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, is set out on pages 68 to 83 of this circular.

A notice convening the KWIH SGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 11:00 a.m. is set out on pages 107 and 108 of this circular. Whether or not KWIH Shareholders are able to attend the KWIH SGM, KWIH Shareholders are requested to complete and return the enclosed ***WHITE*** form of proxy in accordance with the instructions printed thereon to the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong *(marked for the attention of the Company Secretary)* as soon as possible but in any event not less than 48 hours before the time appointed for holding the KWIH SGM. Completion and return of the ***WHITE*** form of proxy will not preclude KWIH Shareholders from attending and voting in person at the KWIH SGM or any adjournment thereof should KWIH Shareholders so wish.

5 November, 2007

EXPECTED TIMETABLE

	2007
Latest time for return of ***BLUE*** form of proxy in respect of the Galaxy EGM	10:00 a.m. on 19 November
Latest time for return of ***WHITE*** form of proxy in respect of the KWIH SGM	11:00 a.m. on 19 November
Galaxy EGM	10:00 a.m. on 21 November
KWIH SGM	11:00 a.m. on 21 November
Completion	30 November

CONTENTS

In this circular unless the context requires otherwise the following terms have the meanings set opposite them:

"Affiliate"	in relation to any person, any other person directly or indirectly Controlling, Controlled by or under common Control with, such person;
"Agreements"	the Share Purchase Agreement, the Subscription Agreement, the FRN Agreement and the Investors' Rights Agreement, or such of them as the context may indicate;
"Anti-Dilution Rights"	the rights to be granted by Galaxy to the Permira Investment Vehicles described under "Anti-Dilution Rights" in the description of the Subscription Agreement in the section of the Letter from the Galaxy Directors headed "The Agreements";
"ANZ"	Australia and New Zealand Banking Group Limited, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders in respect of the Share Purchase Agreement;
"Applicable Shares"	the Initial Shares (as adjusted for any sub-division or consolidation of Galaxy Shares), together with any Galaxy Shares or other securities issued or received after the Completion Date and attributable to or derived from such Initial Shares (including Galaxy Shares or other securities received in connection with a rights or bonus issue and any exercise of the Anti-Dilution Rights, but excluding Galaxy Shares or other securities received pursuant to any scrip dividend declared and issued by Galaxy or as a scrip alternative to a cash dividend or acquired by a Permira Investment Vehicle other than pursuant to the Subscription Agreement or the Share Purchase Agreement);
"associate"	the meaning ascribed thereto in the Listing Rules;

"business day"	a day other than a Saturday, Sunday or public holiday in England and Wales or Hong Kong;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (deal in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in respect of the FRN Agreement and the New Issue Mandate;
"Competitor"	(1) any person who is a party to a concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau (such person being a "Concessionaire"), (2) any person who is a party to a sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire (such person being a "Sub-Concessionaire"), (3) any VIP room operator, or a promoter licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); (4) any person who has a revenue and/or profit sharing or similar arrangement in respect of premises in Macau in which a gaming facility of forty (40) tables or more is operated (a "Third Party Participant") (5) any director or senior manager of a Concessionaire, Sub-Concessionaire, Third Party Participant, VIP room operator or promoter who is licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); and (6) each of their respective Affiliates;

"Completion"	(i) completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement; and (ii) completion of the subscription for and issue of the Subscription Shares pursuant to the Subscription Agreement and (iii) completion of the repayment of FRNs and issue of the Conversion Shares pursuant to the FRN Agreement (or completion of such one or more of them as the context may indicate);
"Completion Date"	the date on which Completion occurs;
"Conditions"	in respect of any given Agreement the conditions to which it is subject as described in this circular;
"connected person"	the meaning ascribed thereto in the Listing Rules;
"Control"	the power of a person to secure that the affairs of another person are conducted directly or indirectly in accordance with the wishes of that first person by means of being the beneficial owner of more than 50 per cent. (50%) of the voting rights of that other person, or having the right to appoint or remove a majority of the members of or otherwise control the votes at the board of directors (or its equivalent) of that other person, and "Controlling" and "Controlled" shall be construed accordingly;
"Conversion Shares"	an aggregate of 156,804,000 new Galaxy Shares to be issued by Galaxy to the Noteholders pursuant to the FRN Agreement;
"Disposal"	the proposed disposal of 452,500,000 Galaxy Shares by Sutimar pursuant to the Share Purchase Agreement;
"Dr. Lui"	Dr. Che-woo Lui, an executive director and the chairman of KWIH and of Galaxy;
"Employee Options"	options to subscribe for an aggregate of 40,299,000 Galaxy Shares granted pursuant to the employee share option schemes of Galaxy adopted on 10 October, 1996 and 30 May, 2002 respectively and outstanding at the Latest Practicable Date, with exercise prices per Galaxy Share ranging from HK$0.514 to HK$4.59;

"Encumbrance"	mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;
"Excluded Transfer"	(1) the Transfer in aggregate of up to sixty-five million Galaxy Shares by the Major Shareholders or any of them; (2) any Transfer in connection with a top-up placing of Galaxy Shares by Galaxy where the Major Shareholders are sellers; and (3) any Transfer of Galaxy Shares between the Major Shareholders;
"Family Companies"	City Lion, Netfinity and Recurrent Profits;
"Francis Lui"	Mr. Francis Lui Yiu Tung, an executive director of Galaxy and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRN Agreement"	the FRN Conversion and Repayment Agreement dated 8 October, 2007 between Galaxy and the Noteholders in relation to the conversion and repayment of the FRNs;
"FRNs"	"Class B" Variable Rate Unsecured Loan Notes in aggregate principal amount of HK$2,371,805,067 issued by Galaxy to the Noteholders on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;
"Galaxy"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"Galaxy Board"	the board of Galaxy Directors;
"Galaxy Convertible Bonds"	US$240,000,000 (initial principal amount) Zero Coupon Convertible Notes of Galaxy Due 2011, convertible into Galaxy Shares;
"Galaxy Directors"	the directors of Galaxy;

"Galaxy EGM"	the extraordinary general meeting of Galaxy convened for the purpose of approving, among other matters, the Subscription Agreement and the transactions contemplated thereunder, the FRN Agreement and transactions contemplated thereunder, and the New Issue Mandate, notice of which is set out in this circular;
"Galaxy Group"	Galaxy and its subsidiaries;
"Galaxy Independent Board Committee"	Mr. James Ross Ancell and Dr. William Yip Shue Lam, the independent committee of the Galaxy Board established to advise Galaxy Independent Shareholders on the FRN Agreement and the New Issue Mandate;
"Galaxy Independent Shareholders"	holders of Galaxy Shares other than shareholders who are required to abstain from voting under the Listing Rules or by the Stock Exchange;
"Galaxy Shareholder(s)"	holder(s) of Galaxy Shares;
"Galaxy Shares"	shares of HK$0.10 each in the capital of Galaxy;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with Galaxy, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and

	— in respect of Galaxy, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of Galaxy having made all reasonable enquiries, is a third party independent of and not connected with Galaxy, the Family Companies, or any connected persons of Galaxy and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to Galaxy for the purposes of the Takeovers Code;
"Initial Shares"	the Sale Shares and the Subscription Shares;
"Investors' Rights Agreement"	an agreement dated 8 October, 2007 between Galaxy, Permira SPV I, Permira LP and the Major Shareholders concerning the Permira SPV I's right to appoint directors to the board of Galaxy, amongst other things;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"KWIH Board"	the board of Directors of KWIH;
"KWIH Bonds"	the HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly-owned subsidiary of KWIH;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries;
"KWIH Independent Board Committee"	Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield, an independent committee of the KWIH Board established to advise the KWIH Independent Shareholders on the Share Purchase Agreement;
"KWIH Independent Shareholders"	holders of KWIH Shares other than the Lui Family, Dr. Lui, his spouse, and their respective associates;
"KWIH SGM"	the special general meeting of KWIH convened for the purpose of approving, among other matters, the Share Purchase Agreement and the transactions contemplated thereunder, notice of which is set out in this circular;

"KWIH Shareholders"	holder(s) of KWIH Shares;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"Last Dealing Date"	in respect of Galaxy, 2:30 p.m. on 5 October, 2007, being the last trading day for the Galaxy Shares prior to the suspension of dealings in Galaxy Shares at 2:30 p.m. on 5 October, 2007 and, in respect of KWIH, 5 October, 2007, being the last trading day for the KWIH Shares prior to the suspension of dealings in the KWIH Shares at 9:30 a.m. on 8 October, 2007;
"Latest Practicable Date"	2 November, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Lock Up Period"	a period of two years from the Completion Date;
"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Mr. Lawrence Lui Yiu Nam, Ms. Paddy Tang Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies controlled by them (excluding KWIH);
"Macau"	Macau Special Administrative Region of the PRC;
"Major Shareholders"	City Lion, Super Focus, Mark Liaison, Premium Capital, Dr. Lui, Recurrent Profits, Francis Lui, and Ms. Paddy Tang Lui Wai Yu (being members of the Lui Family);
"Mark Liaison"	Mark Liaison Limited, a company incorporated in Hong Kong with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Material Operating Subsidiary"	any subsidiary of Galaxy that has a management or operational function with respect to the business of the Galaxy Group and which (on an unconsolidated basis) contributes in excess of ten per cent. (10%) of the Galaxy Group's consolidated revenue in any financial year;
"Merrill Lynch"	Merrill Lynch (Asia Pacific) Limited;

"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Islands, and wholly-owned by Mr. Lawrence Lui Yiu Nam, a son of Dr. Lui and a member of the Lui Family;
"New Issue Mandate"	the new general mandate proposed to be granted to the Galaxy Directors to allot issue and deal with new Galaxy Shares amounting in aggregate to up to 20% of Galaxy's issued share capital as at the date of the Galaxy EGM;
"Noteholders"	City Lion and Recurrent Profits;
"On-Market Sale"	any Transfer of Galaxy Shares conducted on-market on the Stock Exchange (including any block trade that is subsequently reported to the Stock Exchange);
"Penta"	Penta Investment Advisers Limited, a company incorporated in the British Virgin Islands and owned by Independent Third Parties, and a substantial shareholder of KWIH holding as at the Latest Practicable Date approximately 15.78% of the KWIH Shares in issue;
"Permira Advisers LLP"	the advisers to the Permira Fund;
"Permira Director(s)"	the person(s) nominated by Permira SPV I to become Galaxy Directors as referred to in the Subscription Agreement and the Investors' Rights Agreement;
"Permira Fund"	the private equity fund known as Permira IV and advised by Permira Advisers LLP;
"Permira Investment Vehicles"	Permira SPV I and Permira SPV II;
"Permira LP"	Permira IV L.P.1, a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995 (as amended), being one of the limited partnerships of the Permira Fund;
"Permira SPV I"	ENB LUX 1 S.à.r.l, a company incorporated in Luxembourg with limited liability, established and wholly-owned by the Permira Fund;
"Permira SPV II"	ENB LUX 2 S.à.r.l. a company incorporated in Luxembourg with limited liability, established and wholly-owned by the Permira Fund;

"Permitted On-Market Sale"	an On-Market Sale by either the Major Shareholders or the Permira Investment Vehicles (as the case may be) where the aggregate number of Galaxy Shares which are to be sold by the Major Shareholders (collectively) or the Permira Investment Vehicles (collectively) does not exceed 0.5 per cent. of the issued share capital of Galaxy within any six month period and provided that such Transfer (or Transfers where more than one Transfer is made on a Trading Day) is not in respect of such number of Galaxy Shares that exceeds 5 per cent. of the average daily trading volume of Galaxy Shares on the Stock Exchange over the 10 Trading Day period immediately preceding the relevant Trading Day;
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Premium Capital"	Premium Capital Profits Limited, a company incorporated in the British Virgin Islands with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;
"Relevant Boards"	the boards of directors of Galaxy Casino SA and any other Material Operating Subsidiary of Galaxy;
"Restricted Person"	any person who is regarded by Galaxy (acting reasonably) to be unsuitable under applicable gaming laws in the U.S., the United Kingdom or Macau to directly or indirectly Control, operate or hold a gaming licence or a venue of gaming (physical or virtual) or a material interest therein; or who is regarded by Galaxy (acting reasonably) to be undesirable for the purposes of directly or indirectly Controlling, operating or holding a gaming licence or a venue of gaming (physical or virtual) or a material interest therein, and including any Affiliate of any such person;

"Sale Shares"	the 452,500,000 existing Galaxy Shares to be sold by Sutimar under the Share Purchase Agreement;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO"	the Securities and Futures Ordinance of Hong Kong;
"Share Purchase Agreement"	a Share Purchase Agreement dated 8 October, 2007 between Sutimar, the Permira Investment Vehicles and KWIH (as guarantor) in relation to the sale of the Sale Shares;
"Shareholders' Agreement"	a Shareholders' Agreement dated 8 October, 2007 between the Permira Investment Vehicles and the Major Shareholders;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira Investment Vehicles and Permira LP for the subscription by the Permira Investment Vehicles of 323,384,000 new Galaxy Shares in aggregate;
"Subscription Shares"	the 323,384,000 new Galaxy Shares to be issued by Galaxy to the Permira Investment Vehicles under the Subscription Agreement;
"Super Focus"	Super Focus Company Limited, a company incorporated in the British Virgin Islands with limited liability and wholly-owned and controlled by Dr. Lui;
"Sutimar"	Sutimar Enterprises Limited, a wholly-owned subsidiary of KWIH, incorporated with limited liability in the British Virgin Islands, the sole business of which is investment holding;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Trading Day"	any day on which the Stock Exchange is open for the business of dealing in securities;
"Transaction Price"	the price of HK$8.42 per Galaxy Share being the price payable for each of the Sale Shares, the Conversion Shares and the Subscription Shares;

"Transfer" in relation to any Galaxy Share or any legal or beneficial interest in any Galaxy Share, to:

(a) sell, assign or otherwise transfer it (including but not limited to by way of stock lending);

(b) create any Encumbrance over it;

(c) direct (by way of renunciation or otherwise) that another person should, or assign any right to, receive it;

(d) enter into any agreement in respect of the votes or any other rights attached to the Galaxy Share;

(e) create or permit to subsist any cash-settled option, equity derivative or similar instrument in respect of, or by reference, to it; or

(f) agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing,

(except any Encumbrance over new Galaxy Shares that secures indebtedness pursuant to an arm's length bona fide arrangement with an independent financial institution where such indebtedness is to be injected or invested into Galaxy for Galaxy Shares to be issued pursuant to a top up placing, a rights issue or a private placement of Galaxy Shares);

"US$" dollars of the United States of America.

Some numbers in this circular have been rounded. As a result, totals may not add up to exactly 100%.

The English texts of this circular and the accompanying proxy forms shall prevail over the Chinese texts.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*
Anthony Thomas Christopher Carter

* *Independent Non-executive Directors*

Registered Office:
Room 1606,
16th Floor,
Hutchison House,
10 Harcourt Road,
Central,
Hong Kong

5 November, 2007

To the Galaxy Shareholders and, for information only, holders of the Galaxy Convertible Bonds

Dear Sir or Madam,

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF,

GALAXY ENTERTAINMENT GROUP LIMITED

INTRODUCTION

It was announced on 11 October, 2007 that Galaxy proposes to strengthen substantially its capital structure upon Completion with a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a

reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million. It was also announced on 12 October, 2007 that Galaxy had placed an additional 150 million new shares at HK$8.58 per Galaxy Share resulting in further net cash injection of approximately HK$1.3 billion (and together with the net cash upon Completion of HK$1.4 billion, a total net cash injection of HK$2.7 billion).

This circular contains further particulars of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement, the proposal to appoint additional Galaxy Directors and the New Issue Mandate, the advice of the Galaxy Independent Board Committee in respect of FRN Agreement and the New Issue Mandate, and from Commerzbank, the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in respect of the FRN Agreement and the New Issue Mandate, and other information in compliance with the Listing Rules, and notice convening the Galaxy EGM.

In so far as material to Galaxy, the proposals involve the following:

Subscription Agreement

On 8 October, 2007, Galaxy agreed to issue the Subscription Shares to the Permira Investment Vehicles at the Transaction Price per Subscription Share. The aggregate consideration payable for the Subscription Shares is HK$2,722,893,280 for 323,384,000 new shares and is to be satisfied in cash at Completion. Further details of the Subscription Agreement are set out below.

Share Purchase Agreement

On 8 October, 2007, Sutimar, a wholly-owned subsidiary of KWIH, agreed to sell the Sale Shares to the Permira Investment Vehicles at the Transaction Price per Sale Share. The aggregate consideration payable is HK$3,810,050,000 for the 452,500,000 Sale Shares and is to be satisfied in cash at Completion. Further details of the Share Purchase Agreement are set out in the Letter from the KWIH Directors in this circular.

Investors' Rights Agreement

On 8 October, 2007, in connection with the Subscription Agreement, Galaxy, Permira SPV I, the Major Shareholders and Permira LP entered into the Investors' Rights Agreement. Further details of the Investors' Rights Agreement are set out below.

FRN Agreement

On 8 October, 2007, Galaxy and the Noteholders entered into the FRN Agreement under which amongst other things Galaxy agreed to convert about 50% of the principal amount of the FRNs and accrued interest, being HK$1,320,289,680, into the Conversion Shares, at the Transaction Price per Conversion Share and to redeem the balance of the principal in cash (as it has the option to do under the

terms of the FRNs on issue of the Subscription Shares). After Completion there will be no FRNs outstanding and Galaxy will have no material indebtedness to any connected persons of Galaxy. Further details of the FRN Agreement are set out below.

Interconditionality

The Subscription Agreement, Share Purchase Agreement and FRN Agreement are all inter-conditional and none of them will be completed unless all three are completed at or about the same time. The Investors' Rights Agreement is in effect conditional on each of the Subscription Agreement, Share Purchase Agreement and FRN Agreement as it will lapse if any of them is not completed and although it is not conditional on any such approval it will be put to Galaxy Independent Shareholders for approval at the Galaxy EGM.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

Transaction Price

The Transaction Price of HK$8.42 per Galaxy Share represents:

— a discount of about 6.4% to the closing price per Galaxy Share of HK$9.00 quoted on the Stock Exchange on the Last Dealing Date;

— a discount of about 6.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.98 as quoted on the Stock Exchange for the period from 28 September, 2007 up to and including the Last Dealing Date;

— a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August, 2007 up to and including the Last Dealing Date;

— a premium of 8.3% to the average closing price per Galaxy Share of HK$7.78 for the 90 consecutive trading days from 29 May, 2007 up to and including the Last Dealing Date;

— a premium of about 4.2% to the closing price per Galaxy Share of HK$8.08 quoted on the Stock Exchange on the Latest Practicable Date;

— a premium of about 2.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.24 as quoted on the Stock Exchange for the period from 29 October, 2007 up to and including the Latest Practicable Date;

— a premium of about 1.3% to the average closing price per Galaxy Share of HK$8.31 for the 30 consecutive trading days from 12 September, 2007 up to and including the Latest Practicable Date; and

— a premium of about 7.4% to the average closing price per Galaxy Share of HK$7.84 for the 90 consecutive trading days from 18 June, 2007 up to and including the Latest Practicable Date.

The unaudited consolidated net asset value of Galaxy (excluding minority interests) as at 30 June, 2007 was approximately HK$4.05 per Galaxy Share. The Transaction Price represents a premium of approximately 108% over Galaxy's unaudited consolidated net asset value (excluding minority interests) as at 30 June 2007 of HK$4.05 per Galaxy Share. The estimated net asset value (excluding minority interests) immediately after Completion will be approximately HK$4.75 per Galaxy Share.

The Transaction Price was arrived at after arms' length negotiations among the parties, by reference to amongst other things:

- an analysis of placements by comparable companies;

- an analysis of the strategic value in having an investor of the calibre of the Permira Fund; and

- an analysis of the possible enhancement to Galaxy's growth prospects of securing a resourceful and well-known substantial shareholder.

The proposals will substantially strengthen Galaxy's capital structure, resulting in a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

Shareholders' Agreement

On 8 October, 2007, the Permira Investment Vehicles and the Major Shareholders entered into a Shareholders' Agreement setting out certain arrangements between themselves concerning governance of Galaxy and dealings in Galaxy Shares. The Shareholders' Agreement will lapse if the Subscription Agreement, Share Purchase Agreement and FRN Agreement are not completed. Further details of the Shareholders' Agreement are set out below.

New Issue Mandate

At Galaxy's annual general meeting on 26 June, 2007, the Galaxy Directors were granted a general mandate to issue new Galaxy Shares. 150,000,000 Galaxy Shares have been issued in reliance on that mandate and the 510,358,272 Galaxy Shares that remain to be issued will be reserved for exercise of the Anti-Dilution Rights on approval of the Subscription Agreement. Galaxy has undertaken to the Permira Investment Vehicles not to issue further new Galaxy Shares pursuant to the existing mandate before Completion, and the existing mandate will no longer be available for any purpose other than exercise of Anti-Dilution Rights on approval of the Subscription Agreement. Accordingly the Galaxy Directors will seek the New Issue Mandate at the Galaxy EGM.

SHAREHOLDING STRUCTURE

The following diagrams illustrate the corporate and shareholding structure of Galaxy and KWIH before Completion and of Galaxy and KWIH immediately after Completion:

Before Completion


Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.12%
0.71%
54.53%
15.78%
28.86%
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
0.08%
6.50%
17.81%
43.34%
2.38%
29.90%
Galaxy

After Completion



Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.12%
0.71%
54.53%
15.78%
28.86%
Permira SPV I
Permira SPV II
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
3.83%
15.89%
0.07%
5.70%
4.13%
42.03%
2.09%
26.25%
Galaxy

Notes:

1. Some numbers in the above shareholding structure charts have been rounded. As a result, totals may not add up to exactly 100%.

2. City Lion and Recurrent Profits are included under Major Shareholders. Netfinity is not a Major Shareholder and its interest is included under Lui Family members (other than Major Shareholders).

It is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. Steps will be taken before Completion if necessary to ensure that Galaxy will have sufficient public float immediately after Completion. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue insufficient Galaxy Shares will be in public hands.

THE AGREEMENTS

Subscription Agreement

Set out below is a summary of the principal terms of the Subscription Agreement:

Date:	8 October, 2007
Parties to the Subscription Agreement:	1. Galaxy; 2. the Permira Investment Vehicles; and 3. Permira LP.

Subject matter: The Permira Investment Vehicles severally agreed conditionally to subscribe for the Subscription Shares at the Transaction Price.

Consideration: The Transaction Price is HK$8.42 per Subscription Share, or HK$2,722,893,280 in aggregate, which will be satisfied in cash on Completion. Further details are set out below.

The Subscription Shares represent about 9.4% of the existing issued share capital of Galaxy and about 8.2% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Conditions: Completion is conditional upon the fulfilment of the following:

- the passing by the shareholders of Galaxy (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at an extraordinary general meeting of Galaxy of a resolution to:

  (i) approve the Subscription Agreement and the transactions contemplated under the Subscription Agreement;

  (ii) approve the Anti-Dilution Rights;

- listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange and such listing and permission not subsequently being revoked prior to the Completion Date;

- all of the conditions precedent to the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the FRN Agreement) being satisfied or waived in accordance with the terms thereof; and

- all of the conditions precedent to the FRN Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the Share Purchase Agreement) being satisfied or waived in accordance with the terms thereof.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Galaxy and the Permira Investment Vehicles, the Subscription Agreement shall automatically terminate and none of the parties will have any claim against the others for costs, damages, compensation or otherwise save for any antecedent breach.

Information Rights: The Permira Directors will have reasonable access to information which the other directors of Galaxy have customarily had access to.

Permira Investment Vehicle Covenants: Each Permira Investment Vehicle covenants with Galaxy:

- that for as long as the Permira Investment Vehicles in aggregate beneficially hold at least fifty per cent. (50%) of the Applicable Shares, it shall, and it shall procure that its direct and indirect holding companies (but excluding for the avoidance of doubt, the Permira Fund and any investors in the Permira Fund or their direct or indirect holding companies) shall, not directly or indirectly own or Control an aggregate of more than ten per cent. (10%) of the voting rights of any Competitor;

- not to Transfer any Applicable Share or any interest in any Applicable Share for the Lock Up Period. Each of the Permira Investment Vehicles may Transfer its Galaxy Shares after the Lock Up Period provided that any Transfer that is not an on-market sale undertaken within eight (8) years of the Completion Date is not to a Competitor or a Restricted Person;

- that it will take all reasonable steps to ensure that any Transfer of Galaxy Shares by it will not create a disorderly market in the Galaxy Shares;

- that if the aggregate shareholding of the Permira Investment Vehicles falls to a level which is less than five per cent. (5%) of the issued share capital of Galaxy, it shall forthwith inform Galaxy in writing of any Transfer by it and, separately, on a monthly basis, the level of its shareholding in Galaxy and shall as soon as reasonably practicable inform and notify Galaxy of any other changes in its shareholding thereafter provided that such obligations shall automatically cease if the Permira Investment Vehicles' aggregate shareholding falls to a level less than 25 per cent. (25%) of the Applicable Shares; and

- that after Completion, save as a result of exercising its Anti-Dilution Rights, it will not acquire any Galaxy Shares if immediately thereafter Galaxy might reasonably be expected to breach the "public float" requirements under the Listing Rules.

Anti-Dilution Rights: The Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which the Permira Investment Vehicles will be entitled to subscribe for such additional Galaxy Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. On Completion the Permira Investment Vehicles will together be a substantial shareholder of Galaxy and therefore a connected person of Galaxy (as such terms are defined in the Listing Rules). Exercise of the Permira Investment Vehicles rights will be a connected transaction of Galaxy and as a result their grant is subject to the approval of the Galaxy Independent Shareholders.

The term of the Anti-Dilution Rights will be for three years from Completion.

Galaxy Shares that may fall to be issued by reason of the Anti-Dilution Rights will not fall within the general mandate to issue shares that may be granted to the Galaxy Directors from time to time and subject to approval of the Anti-Dilution Rights at the Galaxy EGM. No further approval of the Galaxy Shareholders will be required for the issue of Galaxy Shares on exercise of Anti-Dilution Rights subject as mentioned herein.

The Anti-Dilution Rights will cease to be of any effect on the earlier of:

- the Permira Fund ceasing to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- the Permira Investment Vehicles, in aggregate, ceasing to beneficially hold at least fifty per cent. (50%) of the Applicable Shares; and
- the third anniversary of the Completion Date.

Investors' Rights Agreement

Set out below is a summary of the principal terms of the Investors' Rights Agreement:

Date:	8 October, 2007
Parties to the Investors' Rights Agreement:	1. Galaxy; 2. Permira SPV I; 3. Permira LP; and 4. the Major Shareholders.
Subject matter:	The grant of certain rights to Permira SPV I.
Conditions:	None
	Although the Investors' Rights Agreement is a continuing connected transaction for Galaxy under Chapter 14A of the Listing Rules, it has no monetary value and is thus exempt from any requirement of shareholders' approval. However, if the Subscription Agreement lapses or is terminated, so will the Investors' Rights Agreement.

Nomination:	For as long as the Permira Investment Vehicles beneficially hold, in aggregate more than seventy-five per cent. (75%) of the Applicable Shares, Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate two, and for so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) but less than seventy-five per cent. (75%) of the Applicable Shares Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate one, individual(s) to be appointed as non-executive director(s) (which shall be the same individual(s) for all the Relevant Boards) to the Galaxy Board and, subject to obtaining any required consent or approval from a relevant competent governmental or regulatory authority, to the Relevant Boards. The identities of the Permira Directors shall be subject to the prior written approval of Galaxy (such approval not to be unreasonably withheld or delayed) and such approval shall be given by Galaxy if the person so nominated by Permira SPV I acting on the instruction of Permira LP is a partner of Permira Advisers LLP (unless such person is, or has been, a director or officer of a Competitor). In the event that the Permira Investment Vehicles cease to hold an aggregate beneficial shareholding in Galaxy satisfying the thresholds set out above, Permira SPV I will have ten days to procure the resignation of the relevant Permira Director(s). One Permira Director will be entitled to be appointed to the executive committee of the Relevant Boards and any other committees (other than the audit committees) of the Relevant Boards.
Termination:	The Investors' Rights Agreement will terminate: • if after Completion, with respect to a particular party (other than Galaxy or Permira LP), such party ceases to hold any Galaxy Shares having complied with the terms of the Investors' Rights Agreement; • if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent (50%) of the Applicable Shares;
- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;
- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertakings under the Investors' Rights Agreement or the Shareholders' Agreement and such breach or omission is not cured or remedied within 10 Business Days after written notice of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder or Galaxy; or
- on the date occurring eight (8) years after the Completion Date.

Shareholders' Agreement

Set out below is a summary of the principal terms of the Shareholders' Agreement:

Date:	8 October, 2007
Parties to the Shareholders' Agreement:	1. the Permira Investment Vehicles; and 2. the Major Shareholders. At the Latest Practicable Date, the Major Shareholders held a total of 1,496,551,874 Galaxy Shares, representing about 43.3% of the voting rights in Galaxy.
Subject matter:	Each of the Major Shareholders and the Permira Investment Vehicles agrees (so far as is within its power but subject to all applicable laws and in the case of those Major Shareholders who are directors of a company, to their fiduciary duties) that, except with the prior written consent of the other parties up until Completion and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date

on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares:

- no member of the Galaxy Group will (except for any intra-group arrangement) incur, or enter into or agree to enter into any agreement or facility to obtain, any borrowing, advance, credit or finance or other indebtedness or liability in the nature of borrowing the purpose of which is inconsistent with the nature of business or strategy of the Galaxy Group ("Borrowings") individually in respect of amounts of US$5,000,000 or more or, when aggregated with Borrowings of all Galaxy Group companies over any twelve (12) month period, any Borrowings if such aggregated Borrowings equal US$15,000,000 or more;

- it/he/she will not put forward any proposal for a, nor vote its/his/her Galaxy Shares in favour of any proposed, voluntary delisting of Galaxy, save for any proposal for a delisting of the Galaxy Shares (i) in connection with an offer made pursuant to the Takeovers Code; or (ii) in connection with or after having obtained an alternative listing of all of the Galaxy Shares on an internationally recognised stock exchange; or (iii) in connection with an offer structured as the disposal of all or substantially all the assets of Galaxy coupled with a proposed distribution to Galaxy Shareholders;

- no fundamental change (including, without limitation, cessation) in the nature of the business or strategy of the Galaxy Group will occur;

- it/he/she will not acquire any voting rights in Galaxy if such acquisition will impose an obligation on the Permira Investment Vehicles, in the case of an acquisition of voting rights in Galaxy by a Major Shareholder, or the Major Shareholders in the case of an acquisition of voting rights in Galaxy by a Permira Investment Vehicle to make a mandatory offer for the Galaxy Shares provided that in the case of the Permira Investment Vehicles this shall not apply in connection with any voting rights acquired pursuant to their Anti-Dilution Rights; and

- it/he/she will not acquire any Galaxy Shares if immediately thereafter Galaxy might reasonably be expected to breach the public float requirements under the Listing Rules save for any acquisitions by the Permira Investment Vehicles pursuant to their Anti-Dilution Rights.

Each Major Shareholder agrees (so far as is within its power as a Galaxy Shareholder but subject to all applicable laws and, in the case of those Major Shareholders who are directors of any company, subject to their fiduciary duties as a director in the context of any action they take or cause to be taken as a director) to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to ensure that the Galaxy Shares held by the Major Shareholders and those Galaxy Shareholders with whom they are acting in concert (other than the Permira Investment Vehicles) constitute at all times (up until the Completion Date and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares):

- the single largest Galaxy Shareholder (as a group); and

- no less than thirty five per cent. (35%) of the then issued share capital of Galaxy.

Transfers of Galaxy Shares

Each of the Major Shareholders and the Permira Investment Vehicles agrees not to Transfer any Galaxy Share or any interest in any Galaxy Share for the Lock Up Period, (save for Excluded Transfers). Thereafter, and for a period of eight years after the Completion Date, any sale that is not made on the Stock Exchange must not be to a Competitor or a Restricted Person.

Each Permira Investment Vehicle shall be deemed to have breached the said agreement if the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of each Permira Investment Vehicle within the Lock Up Period and, following the Lock Up Period, each Permira Investment Vehicle shall be deemed to have breached it if a Competitor or a Restricted Person acquires any interest in such Permira Investment Vehicle.

For so long as the Permira Investment Vehicles beneficially hold in aggregate at least fifty per cent. (50%) of the Applicable Shares, each undertakes that it will not own or Control directly or indirectly, on an aggregated basis, more than ten per cent. of the voting shares of any Competitor.

Tag along rights

For the period from Completion to the earlier of the date occurring eight (8) years after the Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer by a Major Shareholder (save for Excluded Transfers, Permitted On-Market Sales or Encumbrances expressly permitted in the "Transfer" definition) will not be made unless:

- the Permira Investment Vehicles have given their written consent to such Transfer; or
- the proposed purchaser has made an offer in writing to purchase such number of Galaxy Shares held by the Permira Investment Vehicles as described below.

If the said offer is or has not been made in accordance with the terms of the Shareholders' Agreement, the Permira Investment Vehicles have the right to sell such number of Galaxy Shares to the relevant Major Shareholder(s).

The Permira Investment Vehicles shall be entitled to Transfer such portion of Applicable Shares which they beneficially hold at that time to the proposed purchaser or such Major Shareholder(s) which is equal to the portion of Galaxy Shares that the proposed seller proposes to sell in relation to the Major Shareholders' aggregate holding of Galaxy Shares (prior to such Transfer).

Right of first offer

For the period from the Completion Date to the earlier of the date occurring eight (8) years after Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer of Galaxy Shares by the Permira Investment Vehicles, (save for Permitted On-Market Transfers or Encumbrances expressly permitted in the "Transfer" definition) will be subject to a right of first offer in favour of the Major Shareholders.

Termination: The Shareholders' Agreement will terminate:

- if after Completion, with respect to a particular party, when such party ceases to hold any Galaxy Shares having complied with the terms of the Shareholders' Agreement;
- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares;
- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;

- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertaking under the Shareholders' Agreement and such breach or omissions is not cured or remedied within 10 Business Days after written notices of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder; or

- if, for so long as the Permira Investment Vehicles, in aggregate, beneficially hold at least fifty per cent (50%) of the Applicable Shares, a Competitor acquires or holds a shareholding or beneficial interest in either of the Permira Investment Vehicles or their direct holding companies which are subsidiaries of the Permira Fund.

FRN Agreement

Set out below is a summary of the principal terms of the FRN Agreement:

Date:	8 October, 2007
Parties to the FRN Agreement:	1. Galaxy; and 2. the Noteholders.
Subject matter:	Galaxy agreed conditionally to convert HK$1,320,289,680 of the principal amount of the FRNs into new Galaxy Shares at the Transaction Price per Conversion Share and to repay the balance. All accrued and unpaid interest on the FRNs will be paid in cash at Completion.
Conversion Shares:	The Conversion Shares represent about 4.5% of the existing issued share capital of Galaxy and about 4.0% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Conditions precedent: The repayment and conversion of the FRNs is conditional upon satisfaction of the following conditions precedent:

(i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll;

(ii) listing of and permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and

(iii) all of the conditions precedent to the Subscription Agreement and the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction of the conditions precedent in the FRN Agreement) being satisfied or waived in accordance with the terms thereof.

None of the Conditions is capable of being waived.

The parties shall each use their reasonable endeavours and co-operate to ensure the fulfilment of the Conditions. If any of the Conditions has not been fulfilled by 31 December, 2007 (or such later date as the Noteholders jointly and Galaxy may agree in writing) then Galaxy may by notice to the other parties thereto elect to terminate the FRN Agreement.

Completion: Completion of the Subscription Agreement and the Share Purchase Agreement shall take place simultaneously with Completion of the FRN Agreement to the intent that none of them shall be completed unless all are completed at or about the same time.

The FRNs

The FRNs were initially issued by Galaxy in July, 2005 as part of an issue in the aggregate principal amount of HK$2,544,239,603 of which HK$172,434,536 principal amount has been repaid. The FRNs are not convertible by their terms and contain terms to the effect set out below.

Principal amount outstanding:	HK$2,371,805,067
Due:	30 September, 2008
Status:	The obligations under the FRNs constitute general, unsecured obligations of Galaxy and rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of Galaxy.
Interest:	Interest is currently 6% p.a. which is cumulative and compounded annually and will be paid when the FRNs are repaid, or on maturity. No dividends may be declared by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends shall first be paid.
Redemption:	Galaxy may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. Galaxy may redeem the FRNs at its discretion from the net proceeds of any equity-related fund raising exercise.

Share Purchase Agreement

For a summary of the principal terms of the Share Purchase agreement, you should read the section headed "Share Purchase Agreement" in the Letter from the KWIH Directors in this circular.

Listing

Application has been made to the Stock Exchange for the listing of and permission to deal in the Subscription Shares and the Conversion Shares. It is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who

do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands. In anticipation of Completion, Galaxy placed 150,000,000 new Galaxy Shares to independent placees on 12 October, 2007 with the intention that immediately after Completion about 26.25% of its shares will be in public hands.

Anti-Dilution Rights

A specific mandate will be proposed at the Galaxy EGM for the issuance of new Galaxy Shares under the Anti-Dilution Rights.

The exercise of the rights will be subject to the Listing Rules. The Stock Exchange has indicated that the issue of Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights will be subject to the following conditions:

(a) the pricing of any new Galaxy Shares in respect of which the Permira Investment Vehicles are entitled to exercise their Anti-Dilution Rights must be approved by the Galaxy Directors (including the independent non-executive Galaxy Directors) who do not have a direct interest in the transaction and who are not connected with the Permira Investment Vehicles or their associates;

(b) where the Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights is at a discount of more than 10% to the benchmark price, being the higher of:

  (i) the closing price on the date of exercise relating to the proposed issue of Galaxy Shares in respect of the Anti-Dilution Rights; and

  (ii) the average closing price in the five trading days immediately prior to the earlier of:

    (1) the date of the announcement in respect of the proposed issuance of Galaxy Shares in respect of the Anti-Dilution Rights (if any);

    (2) the date of the relevant exercise of the Anti-Dilution Rights; and

    (3) the date on which the subscription price in respect of the exercise of the Anti-Dilution Rights is fixed,

  an independent financial adviser's opinion on the fairness of the price or value at which new Galaxy Shares are to be issued to the Permira Investment Vehicles will be required, in addition to the approval of the Galaxy Directors described above, and Galaxy will be required to include reference to this

opinion in any announcement to be issued by Galaxy in relation to the issue of new Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles;

(c) where the new Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles is at a discount of 20% or more to the benchmark price (described above), the approval of independent Galaxy Shareholders will be required in advance of such issue;

(d) the issue price to the Permira Investment Vehicles upon the exercise of the Anti-Dilution Rights should be no less than the price offered to independent third parties; and

(e) the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights cannot exceed the number of Galaxy Shares available at Completion for issue under the general mandate granted to the Galaxy Directors at the annual general meeting of Galaxy held on 26 June 2007. At the Latest Practicable Date 150,000,000 Galaxy Shares had been issued pursuant to that general mandate. Galaxy has undertaken to the Permira Investment Vehicles that no Galaxy Shares will be issued pursuant to that mandate before Completion. As a result the maximum number of Galaxy Shares issuable under the Anti-Dilution Rights will be 510,358,272. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirements of Chapter 14A of the Listing Rules.

THE SUBSCRIPTION AGREEMENT, THE FRN AGREEMENT, THE INVESTORS' RIGHTS AGREEMENT AND THE SHAREHOLDERS' AGREEMENT

Reasons for the Subscription Agreement, the FRN Agreement, the Investors' Rights Agreement and the Shareholders' Agreement

Galaxy's principal business is the development and operation of casino and gaming and gaming related facilities and related leisure and entertainment facilities in Macau. It also has businesses in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Galaxy Board believes that the injection of significant permanent capital by the Permira Investment Vehicles and the Noteholders (in the form of the Conversion Shares) and the related elimination of the significant debt represented by the FRNs will greatly improve the capital structure and the financial flexibility of Galaxy, especially in funding its substantial development and capital investments in Macau. Early redemption of the FRNs will also reduce the interest payable and improve, in accounting terms, the profitability of Galaxy.

The advisers who operate under the name "Permira", including, Permira Advisers LLP, together are a leading international private equity firm with a track record of more than twenty years of helping to build businesses. Over this time, Permira has raised 19 funds totalling approximately Euro 22 billion (approximately HK$240 billion at the

exchange rate Euro 1 = HK$10.9). The leisure, retail and consumer sectors represent 40% of the funds invested by Permira over the last decade, with portfolio companies including *Cortefiel, Ferretti, Hugo Boss*, and *Valentino*. In particular, Permira has deep expertise in the international gaming sector through its investments in *Gala Coral*, Europe's largest gaming company, and in *Sisal*, the second largest lotto operator in Italy.

The Galaxy Board believes that the Permira Fund's connections and resources will be helpful in the business development of Galaxy and the Permira Directors will bring to the Galaxy Group the benefit of great expertise in governance and financing skills and backing that may be of benefit to it.

Directors and Management of Galaxy

Pursuant to the Investors' Rights Agreement and subject to the limitations described under "Investors' Rights Agreement" in the section headed "The Agreements", Galaxy will appoint two nominees of Permira SPV I to the Galaxy Board and the Relevant Boards as non-executive directors and will put forward resolutions for such appointment at the Galaxy EGM. It is not intended there will be any other change in the executive or non-executive directors or the management of Galaxy as a result of Completion.

The initial Permira Directors are proposed to be Dr. Martin Clarke and Mr. Guido Paolo Gamucci and resolutions for their appointment will be proposed at the Galaxy EGM. If those resolutions are not passed then both Dr. Clarke and Mr. Gamucci will be appointed to the board of Galaxy by resolution of the Galaxy Directors, with effect from Completion.

The following are brief details of the two proposed new Galaxy directors:

Martin Clarke, aged 51, became a Partner at Permira in 2004 and is Head of the Consumer Sector at Permira. He has worked on a number of transactions including Gala Coral Group, New Look, Principal Hotels and Telepizza.

Martin Clarke has over 20 years of experience of private equity. Prior to joining Permira, he was one of the founder directors of PPMV, the private equity arm of Prudential plc. Martin was involved in developing the business from a small UK-focused operation to a team of over 35 professionals based in London, Europe and the Far East. He was involved in over 20 deals, with a particular interest in the consumer, leisure and retail sectors.

Martin Clarke holds MA and PhD degrees in History from Cambridge University, England.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Dr. Clarke will not hold any position with the Galaxy Group. In the last three years preceding the Latest Practicable Date, Dr. Clarke has not been a director of any listed public companies.

There will be no written director's service contract between Galaxy and Dr. Clarke. He will not be appointed for a specific length of service but his term as a Galaxy Director is subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. His director's emoluments will comprise an annual director's fee (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of Galaxy). His emoluments will be determined by reference to his duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Dr. Clarke does not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that he is a Permira Director. As at the Latest Practicable Date, he has no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the proposed appointment of Dr. Clarke that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

Guido Paolo Gamucci, aged 55, is Chairman of Permira's Asia Pacific operations, having previously managed its Milan office. He is a Partner in Permira. Guido Paolo has worked on numerous transactions including DinoSol Supermercados, EEMS, Ferretti Group and Seat PG.

Prior to joining Permira in 1997, he spent six years with UBS Capital in Italy as Founding Partner and Managing Director. Previously Mr. Gamucci worked at Citicorp in Italy, as Deputy Head of Investment Banking and Country Treasurer for Italy.

Guido Paolo has a degree in Mechanical Engineering from the University of Rome, Italy, and an MBA from INSEAD, France.

Save for the proposed appointment to the Relevant Boards pursuant to the terms of the Investors' Rights Agreement, Mr. Gamucci will not hold any position with the Galaxy Group. In the last three years preceding the Latest Practicable Date, Mr. Gamucci has been a director of Seat Pagine Gialle SpA (a company listed on the Milan Stock Exchange) from 1 August 2003 to 30 September, 2005 and EEMS Italia SpA (a company listed on the Milan Stock Exchange) from 24 May, 1999 to 8 November, 2006.

There will be no written director's service contract between Galaxy and Mr. Gamucci. He will not be appointed for a specific length of service but his term as a Galaxy Director is subject to the terms of the Investors' Rights Agreement as well as retirement by rotation and re-election at the annual general meetings of Galaxy in accordance with its Articles of Association. His director's emoluments will comprise an annual director's fee (which will be proposed by the Galaxy Board and approved by the Galaxy Shareholders at the subsequent year's annual general meeting of

Galaxy). His emoluments will be determined by reference to his duties and responsibilities with Galaxy, Galaxy's performance and profitability, Galaxy's remuneration policy and market benchmarks.

Mr. Gamucci does not have any relationship with any directors, senior management or substantial or controlling shareholders of Galaxy save that he is a Permira Director. As at the Latest Practicable Date, he has no interests in Galaxy Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, the Galaxy Board is not aware of any other matters relating to the proposed appointment of Mr. Gamucci that need to be brought to the attention of the Galaxy Shareholders nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules.

At the Latest Practicable Date, save as disclosed herein, none of the Major Shareholders, the Lui Family, the Galaxy Directors and parties acting in concert with any of them has any interest in any Galaxy Shares and/or Employee Options.

Subscription Agreement — Use of proceeds by Galaxy

Galaxy intends to use the proceeds received from the Subscription Agreement to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, (iv) general working capital, and (v) a restructuring of the Galaxy Group's debt profile including but not limited to the repayment of fifty per cent. (50%) of the FRNs outstanding in furtherance of the terms of the FRN Agreement. About HK$1,320,000,000 of the net proceeds will be used to finance the repayment of FRNs.

In general, gaming related business and facility development will include but not be limited to investment in food and beverage outlets and spas and development of convention facilities, shopping malls and theatres and similar facilities at Galaxy's Cotai site. Galaxy has not identified any specific acquisition opportunity.

The Galaxy Directors consider that the issue of the Subscription Shares and the conversion of the FRNs will represent a substantial improvement to the capital structure of Galaxy and an opportunity to reduce significantly the gearing of Galaxy and replace the debt represented by the FRNs with permanent capital. Successful Completion will substantially enhance the financial flexibility of Galaxy for future development programs while broadening the shareholder and capital base of Galaxy. On conversion and repayment of the FRNs, no member of the Galaxy Group will have any material liability outstanding to a connected person of the Galaxy Group.

Relevant requirements of the Listing Rules

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription

Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders' Agreement and it has no implications for Galaxy under the Listing Rules.

KWIH and persons acting in concert with it (being Dr. Lui, City Lion, Super Focus, Mark Liaison and Premium Capital) held 57.8% of the issued share capital of Galaxy at the Latest Practicable Date.

FUND RAISING BY GALAXY IN THE PAST 12 MONTHS

Galaxy has carried out the following capital fund raising exercises in the 12 months last preceding the Latest Practicable Date:

Date of announcement	Event	Net proceeds	Intended use of proceeds as stated in the announcement	Actual use of proceeds
6 December, 2006	Galaxy Convertible Bonds issue	approx. US$235,150,000 (approx. HK$1,834,170,000)	Funding expansion of Galaxy's GalaxyWorld Mega Resort and working capital	Same as intended use
12 October, 2007	Placing of 150,000,000 Galaxy Shares	approx. HK$1,252,818,000	Funding (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, and (iv) general working capital	Same as intended use

Save as disclosed above, Galaxy has not carried out any capital fund raising activities in the 12 months last preceding the Latest Practicable Date.

GALAXY CONVERTIBLE BONDS

No element of the proposals under the Agreements or the Shareholders' Agreement requires approval or consent under the Galaxy Convertible Bonds and no element will result in an adjustment to any terms of the Galaxy Convertible Bonds save that the conversion price will be adjusted as a result of the issue of the Subscription Shares and the Conversion Shares.

The adjustment is required to take into account the number of Galaxy Shares in issue immediately before and immediately after the issue of the Subscription Shares and the Conversion Shares, amongst other things, and cannot be determined at the date of this circular or before the Galaxy EGM. Galaxy will inform the holders of the Galaxy Convertible Bonds of the adjustment to the conversion price in accordance with the terms of the Galaxy Convertible Bonds.

CHANGES TO THE SHAREHOLDING IN GALAXY AS A RESULT OF THE PROPOSALS

The beneficial interests in Galaxy of Major Shareholders (including the Noteholders), Lui Family members (other than the Major Shareholders), KWIH, their respective associates and parties acting in concert with them, the directors of Galaxy and their respective associates, the Permira Investment Vehicles and the shareholdings of the public shareholders in Galaxy are and will be as set out below in the circumstances set out below. These include the effect of dilution assuming the New Issue Mandate is granted and used in full:

	Before Completion		Immediately after Completion but before exercise of any of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4)		Immediately after Completion and full exercise of the Employee Options (Note 4) but before exercise of any of the Galaxy Convertible Bonds (Note 5)		Immediately after Completion and full exercise of the Galaxy Convertible Bonds (Note 5) but before exercise of any of the Employee Options (Note 4)		Immediately after Completion and full exercise of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4)		Immediately after Completion, full exercise of the Galaxy Convertible Bonds (Note 5) and Employee Options (Note 4) and issue of all Galaxy Shares in New Issue Mandate	
	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%
Major Shareholders (including the Noteholders)	1,496,551,874	43.34	1,653,355,874	42.03	1,676,395,874	42.19	1,653,355,874	39 95	1,676,395,874	40.12	1,676,395,874	34 43
Lui Family members (other than Major Shareholders)	224,304,664	6.50	224,304,664	5.70	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45	227,804,664	4.68
KWIH	614,984,047	17.81	162,484,047	4 13	162,484,047	4.09	162,484,047	3.93	162,484,047	3.89	162,484,047	3.34
Directors of Galaxy (other than Lui Family members)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17	7,152,533	0.15
Other connected person of Galaxy (Note 3)	82,250,410	2 38	82,250,410	2.09	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97	82,250,410	1.69
Permira Fund	0	0	775,884,000	19 72	775,884,000	19.52	775,884,000	18.75	775,884,000	18.57	775,884,000	15 93
Public shareholders	1,032,526,833	29 90	1,032,526,833	26.25	1,041,885,833	26.22	1,237,340,837	29 90	1,246,699,837	29.83	1,937,373,909	39.79
Total	3,453,370,361	100	3,933,558,361	100	3,973,657,361	100	4,138,372,365	100	4,178,671,365	100	4,869,345,437	100

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Galaxy Convertible Bonds and the Employee Options there is no change in the issued share capital of Galaxy from the Latest Practicable Date to Completion.

2. As stated in the section headed "General" below, it is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

3. "Other connected person" of Galaxy refers to Future Leader Management Limited, a company controlled by Mr. Pedro Ho On Chun, who is a director of a subsidiary of Galaxy.

4. At the Latest Practicable Date, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 26,540,000 Galaxy Shares. Other Galaxy Directors who are not members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 4,400,000 Galaxy Shares. The particulars of the Employee Options are set out in Appendix I.

5. The conversion price for the Galaxy Convertible Bonds now in effect is HK$9.14 per Galaxy Share.

NO GENERAL OFFER IMPLICATION FOR GALAXY

The Major Shareholders together are the single largest and the controlling shareholder of Galaxy. Through their direct and indirect shareholdings in Galaxy immediately after Completion, the Major Shareholders together will continue to have Control of Galaxy. The sale of the Sale Shares, the issue of the Subscription Shares and the issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

INFORMATION ABOUT PERMIRA ADVISERS LLP AND PERMIRA INVESTMENT VEHICLES

Permira Advisers LLP, Permira LP and the Permira Investment Vehicles and their ultimate beneficial owners are Independent Third Parties of Galaxy and KWIH, and their respective connected persons.

The Permira Investment Vehicles are newly established special purpose vehicles whose principal business will be to hold the Subscription Shares and Sale Shares. Permira LP is the beneficial owner of Permira SPV I.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that to the best knowledge and belief of the Galaxy Directors at the Latest Practicable Date owned approximately 15.78% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM.

GENERAL MANDATE TO ISSUE AND ALLOT SHARES

At the 2007 annual general meeting of Galaxy held on 26 June 2007, ordinary resolutions were passed granting general mandates to the Galaxy Directors to: (i) issue and allot Galaxy Shares not exceeding 20% of the issued share capital of Galaxy as at that date and (ii) repurchase Galaxy Shares not exceeding 10% of the issued share capital of Galaxy as at that date. There were in issue 3,301,791,361 Galaxy Shares at the date of the 2007 annual general meeting of Galaxy. Accordingly, pursuant to the general mandate granted at the 2007 annual general meeting, the Galaxy Board was authorised to issue up to 660,358,272 Galaxy Shares. As at the Latest Practicable Date, Galaxy had issued 150,000,000 Galaxy Shares (but has not repurchased any Galaxy Shares) under such mandate and Galaxy has not refreshed either mandate since the 2007 annual general meeting. However, the existing mandate to issue Galaxy Shares will no longer be available for any purpose other than exercise of Anti-Dilution Rights on approval of the Subscription Agreement.

The Galaxy Directors believe that the New Issue Mandate, if granted, will increase the flexibility of the Galaxy Board in managing Galaxy's capital base and in particular will enable Galaxy to have the financial flexibility for raising additional capital timely for the continued development of its casino business and/or further business opportunities that may arise in the future. Accordingly, it is now proposed that a new general mandate be granted to the Galaxy Directors to issue and allot Galaxy Shares representing up to 20%

of the issued share capital of Galaxy on the date of passing of the relevant resolution. If granted, the New Issue Mandate will entitle the Galaxy Board to issue and allot up to 690,674,072 new Galaxy Shares (assuming no Galaxy Shares are issued or repurchased between the Latest Practicable Date and the date of the Galaxy EGM).

If granted, the New Issue Mandate will be valid from the time of passing of the relevant resolution at the Galaxy EGM until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of Galaxy;

(ii) the expiration of the period within which the next annual general meeting of Galaxy is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under the relevant resolution by an ordinary resolution of the shareholders of Galaxy in general meeting.

The Galaxy Directors have no immediate plans for the issue of any Galaxy Shares under the New Issue Mandate.

In compliance with Rule 13.36(4)(a) of the Listing Rules, the controlling shareholders of Galaxy, being City Lion, KWIH, Dr. Lui and his spouse, and their respective associates will abstain from voting in favour of the resolution to approve the New Issue Mandate, and voting on it will be by poll.

The Galaxy Directors will, if necessary, take appropriate steps to ensure that the public float of Galaxy will not be less than 25% upon issuance of any Galaxy Shares under the New Issue Mandate. No Galaxy Shares will be issued under the New Issue Mandate if as a result of which the public float of Galaxy will be less than 25%.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

At the Latest Practicable Date, the authorised share capital of Galaxy was HK$688,800,000 divided into 6,888,000,000 Galaxy Shares, 3,453,370,361 of which had been issued and fully paid or credited as fully paid. Upon Completion, an aggregate of 480,188,000 new Galaxy Shares will be issued as the Subscription Shares and the Conversion Shares. In order to accommodate future expansion and growth of the Galaxy Group, the Galaxy Directors propose to increase the authorised share capital of Galaxy from HK$688,800,000 divided into 6,888,000,000 Galaxy Shares to HK$900,000,000 divided into 9,000,000,000 Galaxy Shares by the creation of an additional 2,112,000,000 new Galaxy Shares.

Apart from the issue of the Subscription Shares and the Conversion Shares upon Completion and new Galaxy Shares which may fall to be issued under the Anti-Dilution Rights or upon the exercise of the Employee Options or conversion of the Galaxy Convertible Bonds, Galaxy does not have any current plan to issue any part of its unissued share capital.

GENERAL

Listing status

It is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion and it is currently expected that more than 25% of the Galaxy Shares will be held by the public immediately after Completion. If necessary, appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These steps may include the issue of new Galaxy Shares and/or placing down by KWIH and/or the Major Shareholders of sufficient Galaxy Shares to Independent Third Parties. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Stock Exchange has stated that it will closely monitor the trading in the Galaxy Shares on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the Galaxy Shares; or**
- **there are too few Galaxy Shares in public hands to maintain an orderly market,**

It will consider exercising its discretion to suspend trading in the Galaxy Shares.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Galaxy Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares.

Independent board committee

The Galaxy Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam has been constituted to make recommendations to the Galaxy Independent Shareholders in relation to the FRN Agreement as well as the New Issue Mandate.

Independent financial adviser

Galaxy has appointed Commerzbank as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the FRN Agreement and the New Issue Mandate.

Galaxy EGM

A notice convening the Galaxy EGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 102 to 106 of this circular. Whether or not holders of Galaxy Shares are able to attend the Galaxy EGM, they are requested to complete and return the BLUE

form of proxy accompanying this circular in accordance with the instructions printed thereon to the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong (*marked for the attention of the Company Secretary*) as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the BLUE form of proxy will not preclude holders of Galaxy Shares from attending and voting in person at the meeting or any adjournment thereof should they so wish.

The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates together control or are entitled to exercise control over 67.6% of the voting rights in Galaxy and will abstain from voting on the resolutions numbered 1, 2 and 3 at the Galaxy EGM. City Lion, KWIH, Dr. Lui and his spouse and their respective associates together control or are entitled to exercise control over 57.8% of the voting rights in Galaxy and will abstain from voting in favour of the resolutions numbered 4 and 5 at the Galaxy EGM. Save for the aforesaid, to the best of the Galaxy Directors' knowledge, information and belief having made all reasonable enquiries, no other Galaxy Shareholder or its associate has a material interest in the matters to be considered at the Galaxy EGM and is required under the Listing Rules to abstain from voting at the Galaxy EGM.

Procedure for demanding a poll

The procedure by which Galaxy Shareholders may demand a poll pursuant to the constitutional documents of Galaxy is set out in Article 75 of its Articles of Association which reads as follows:

"75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The Galaxy Directors consider that each of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement and the New Issue Mandate is in the interests of Galaxy and its shareholders as a whole. Accordingly, the Galaxy Directors recommend the holders of Galaxy Shares to vote in favour of all the resolutions to be proposed at the Galaxy EGM.

Your attention is drawn to the recommendation of the Galaxy Independent Board Committee set out in this circular and advice of Commerzbank set out in this circular.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Galaxy Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares.

Further information

Your attention is drawn to the information set out elsewhere in this circular and in the appendices to it. In particular your attention is drawn to the Letter from the KWIH Directors which contains more information about the Share Purchase Agreement. If the Share Purchase Agreement does not become unconditional, the Subscription Agreement, Investors' Rights Agreement and the FRN Agreement will not proceed.

Yours faithfully
Dr. Che-woo Lui
Chairman

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

* *Independent Non-executive Directors*

5 November, 2007

To the KWIH Shareholders and, for information only, holders of the KWIH Bonds.

Dear Sir or Madam,

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED MAJOR AND CONNECTED TRANSACTION

INTRODUCTION — THE DISPOSAL

On 11 October 2007, KWIH (jointly with Galaxy) announced that Sutimar — a wholly-owned subsidiary of KWIH — has agreed to sell the Sale Shares at the Transaction Price to, and has entered into the Share Purchase Agreement with the Permira Investment Vehicles. The aggregate historical cost of the Sale Shares is HK$2,339,425,000, which represents HK$5.17 per Sale Share. The Transaction Price for the Sale Shares was determined after commercial negotiations between the parties on an arm's length basis with reference to the strategic value of KWIH's investment in Galaxy, the results and performance of Galaxy, the recent trading performance of Galaxy Shares, and comparable precedent transactions. The aggregate consideration which Sutimar will receive under the Share Purchase Agreement is HK$3,810,050,000, and it is to be satisfied in cash at Completion.

Completion of the Share Purchase Agreement is conditional on approval by KWIH Independent Shareholders at the KWIH SGM and completion of the Subscription Agreement and the FRN Agreement simultaneous with the Share Purchase Agreement.

Summary of the principal terms of the Share Purchase Agreement

Set out below is a summary of the principal terms of the Share Purchase Agreement:

Date:	8 October, 2007
Parties to the Share Purchase Agreement:	1. Sutimar, a wholly-owned subsidiary of KWIH, as the vendor; 2. the Permira Investment Vehicles, as purchasers; and 3. KWIH as guarantor of the obligations of Sutimar.
Subject matter:	Sutimar agreed conditionally to sell to the Permira Investment Vehicles on a several basis the Sale Shares at the Transaction Price. The Sale Shares represent about 13.1% of the existing issued share capital of Galaxy and about 11.5% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).
Consideration:	The Transaction Price is HK$8.42 per Sale Share, or HK$3,810,050,000 in aggregate, which will be satisfied in cash at Completion.
Conditions:	Completion is conditional on the following: • the Subscription Agreement having become unconditional in accordance with its terms (save for any condition requiring the Share Purchase Agreement to have become unconditional or to have been completed); • the passing by the shareholders of KWIH (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at a special general meeting of KWIH or by written consent, if applicable, of an ordinary resolution approving the sale of the Sale Shares pursuant to the Share Purchase Agreement and such consent remaining in full force and effect as at Completion; and

- full compliance by KWIH with all relevant regulatory requirements, including relevant rules of the Listing Rules, relevant to the performance by it of its obligations under the Share Purchase Agreement.

None of the conditions precedent is capable of being waived unilaterally.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Sutimar and the Permira Investment Vehicles, the Share Purchase Agreement shall automatically terminate with immediate effect and none of the parties will have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach.

Completion: Completion of the Share Purchase Agreement is to take place simultaneously with completion of the Subscription Agreement and the FRN Agreement.

Reasons for the Share Purchase Agreement

For the financial year ended 31 December, 2006, the consolidated turnover, profit before taxation and profit after taxation of KWIH were respectively HK$275,956,000, HK$1,008,763,000 and HK$701,744,000.

For the year ended 31 December 2006, Galaxy reported an audited consolidated net loss (before tax) of HK$1,525,662,000 and (after tax) of HK$1,531,510,000. For the year ended 31 December 2005, it reported an audited consolidated net profit (before tax) of HK$2,398,388,000 and (after tax) of HK$2,396,705,000. Galaxy has not declared a dividend for the 2 financial years immediately preceding the Disposal.

The Galaxy Shares held by the KWIH Group have an aggregate historical cost in the books of the KWIH Group of HK$3,179,467,523 of which the 452,500,000 Sale Shares to be sold by Sutimar under the Share Purchase Agreement account for an aggregate historical cost of HK$2,339,425,000 or 73.6%.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. KWIH's interest in Galaxy, which was formerly a subsidiary of KWIH, represents the balance of its former controlling stake. Following the acquisition of Galaxy Casino S.A. by Galaxy in 2005, Galaxy is no longer a subsidiary of KWIH and has since become a major developer and operator of casino and gaming facilities and related leisure facilities in Macau. As a result, the business of the Galaxy Group bears little connection with the core business of the KWIH Group and KWIH Directors believe that, as a result, the business focus of the KWIH Group has not been clear to the market. The executive directors of KWIH believe that the Disposal will be of benefit to KWIH as it will help clarify the business focus of the KWIH Group. Also, by unlocking the value of its

non-core assets, viz. the Sale Shares, KWIH will be able to not only recognise a substantial gain under the Disposal (see the section headed "Gain on disposal by KWIH" below) but also raise significant cash for the expansion of its core property business thereby enhancing the prospect and growth of KWIH.

On Completion of the Share Purchase Agreement, KWIH's shareholding in Galaxy will be reduced from 17.81% to 4.13% (assuming that there will be no change in Galaxy's issued share capital from the Latest Practicable Date to Completion save for the issue of the Subscription Shares and Conversion Shares at Completion).

This circular contains further particulars of the Disposal, the recommendations of the KWIH Independent Board Committee and ANZ on the Disposal and the Share Purchase Agreement, and other information in compliance with the Listing Rules together with a notice convening the KWIH SGM for the purpose of considering and, if thought fit, approving the Disposal and the Share Purchase Agreement.

Use of proceeds

KWIH intends to apply the proceeds of about HK$3,810,050,000 from the sale of the Sale Shares to finance its property development business as well as for investment opportunities, if any, and general working capital.

Relevant requirements of the Listing Rules

The consideration payable to KWIH for the Sale Shares represents approximately 31.9% of the total market capitalisation of KWIH as at 5 October, 2007 (calculated by reference to the average closing price of the KWIH Shares for the five trading days immediately preceding 8 October, 2007). Consequently, the Disposal under the Share Purchase Agreement constitutes a major transaction for KWIH pursuant to the Listing Rules.

The Share Purchase Agreement involves KWIH disposing of interest in Galaxy a substantial shareholder of which — being Dr. Lui and through the Principal Trust — is a controller and is thus a connected person of KWIH. As such, the Disposal constitutes a connected transaction of KWIH under rule 14A.13(1)(b)(i) of the Listing Rules. The Share Purchase Agreement and the Disposal are conditional upon, amongst other things, the approval of the KWIH Independent Shareholders at the KWIH SGM. Voting will be conducted by way of poll. Dr. Lui and companies controlled by him, his spouse, members of the Lui Family and their respective associates will abstain from voting.

KWIH Bonds

No element of the proposals under the Agreements requires approval or consent under the KWIH Bonds and no element will result in an adjustment to any terms of the KWIH Bonds.

Gain on the Disposal

KWIH's gain on the Disposal is estimated to amount to approximately HK$1,470,625,000. The estimated gain on the Disposal by KWIH is calculated on the basis of the aggregate Transaction Price for the Sale Shares. The Disposal will increase the net asset value per KWIH Share (assuming there is no change in the number of KWIH Shares in issue from the Latest Practicable Date up to and including the KWIH SGM) and the KWIH Group will be in a net positive cash position after Completion.

Independent Board Committee

The letter from the KWIH Independent Board Committee (comprising Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield, all independent non-executive directors of KWIH) with recommendations on the Disposal is set out on pages 66 to 67 of this circular.

Independent Financial Adviser

The letter from ANZ (the independent financial adviser appointed to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders regarding the Disposal) is set out on pages 68 to 83 of this circular.

Remaining Interest

Assuming there are no further issues of Galaxy Shares (other than the Conversion Shares and the Subscription Shares) from the Latest Practicable Date to Completion, immediately after Completion, KWIH will hold indirectly 162,484,047 Galaxy Shares (with an aggregate historical cost of HK$840,042,523) representing approximately 4.13% of the issued shares of Galaxy. KWIH has no present intention of disposing of the Galaxy Shares held by it either now or immediately after Completion but will keep all options under review.

KWIH SGM

A notice convening the KWIH SGM to be held on Wednesday, 21 November, 2007 at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 107 to 108 of this circular. An ordinary resolution will be proposed at that meeting to approve the Share Purchase Agreement. Voting on that resolution will be by way of poll.

Whether or not holders of KWIH Shares are able to attend the KWIH SGM, they are requested to complete and return the WHITE form of proxy accompanying this circular in accordance with the instructions printed thereon to the principal place of business of KWIH in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong *(marked for the attention of the Company Secretary)* as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the KWIH SGM.

Completion and return of the WHITE form of proxy will not preclude holders of the KWIH Shares from attending and voting in person at the KWIH SGM or any adjournment thereof should they so wish.

As at the Latest Practicable Date, Dr. Lui, his spouse, members of the Lui Family and their respective associates together controlled or were entitled to exercise control over 55.24% of the voting rights in KWIH and will abstain from voting at the KWIH SGM. Save for the aforesaid, to the best of the KWIH Directors' knowledge, information and belief having made all reasonable enquiries, no other KWIH Shareholder or his associate has a material interest in the Share Purchase Agreement and is required under the Listing Rules to abstain from voting at the KWIH SGM.

PROCEDURE FOR DEMANDING A POLL

The procedure by which the KWIH Shareholders may demand a poll pursuant to the constitutional documents of KWIH is set out in Bye-law 78 of its Bye-laws which reads as follows:

"78. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The executive directors of KWIH consider that the Share Purchase Agreement is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and the KWIH Shareholders as a whole. The KWIH Independent Board Committee concurs.

Your attention is drawn to the recommendation of the KWIH Independent Board Committee and the recommendations of ANZ (respectively set out on pages 66 to 67 and pages 68 to 83 of this circular).

Accordingly, the KWIH Directors recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the KWIH Shares.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this circular and in the appendices to it. In particular your attention is drawn to the Letter from the Galaxy Directors. If the other Agreements referred to in it do not become unconditional the Share Purchase Agreement will not proceed.

Yours faithfully
Dr. Che-woo Lui
Chairman

The following is the text of a letter from the Galaxy Independent Board Committee setting out its recommendation to the Galaxy Independent Shareholders in relation to the FRN Agreement and the New Issue Mandate.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

5 November, 2007

To the Galaxy Independent Shareholders

Dear Sir or Madam,

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS BY, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF,

GALAXY ENTERTAINMENT GROUP LIMITED

We refer to the circular dated 5 November, 2007 issued jointly by Galaxy and KWIH, of which this letter forms part (the "Circular").

Unless otherwise stated, terms defined in the Circular bear the same meanings when used herein.

We have been appointed as the members of the Galaxy Independent Board Committee to consider the terms of the FRN Agreement and the New Issue Mandate and to advise the Galaxy Independent Shareholders as to the fairness and reasonableness of the terms of the FRN Agreement and the New Issue Mandate, and to recommend whether or not the Galaxy Independent Shareholders should vote for the ordinary resolutions to be proposed at the Galaxy EGM to consider, and if thought fit, approve the terms of the FRN Agreement and the New Issue Mandate.

Commerzbank has been appointed as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the terms of the FRN Agreement and the New Issue Mandate.

We wish to draw your attention to the Letter from the Galaxy Directors (which is set out on pages 12 to 42 of the Circular) and the letter of advice from Commerzbank (which is set out on pages 52 to 65 of the Circular).

Having taken into account the advice from Commerzbank, we consider that the terms of the FRN Agreement and the New Issue Mandate are fair and reasonable insofar as the Galaxy Independent Shareholders are concerned and that the FRN Agreement and the New Issue Mandate are in the interests of Galaxy and the Galaxy Shareholders as a whole.

Accordingly, we recommend the Galaxy Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the Galaxy EGM to approve the terms of the FRN Agreement and the New Issue Mandate.

Yours faithfully
The Galaxy Independent Board Committee

Mr. James Ross Ancell	**Dr. William Yip Shue Lam**
Independent non-executive Director	*Independent non-executive Director*

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

5 November 2007

To: the Galaxy Independent Board Committee and
the Galaxy Independent Shareholders

Dear Sirs

POSSIBLE FULL REPAYMENT OF CLASS "B" VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS "B" VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE AND ALLOT SHARES

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in connection with the FRN Agreement and the New Issue Mandate. Details of the FRN Agreement and the New Issue Mandate are set out in the section headed "Letter from the Galaxy Directors" as contained in the joint circular to the Galaxy Shareholders and the KWIH Shareholders dated 5 November 2007 (the "Circular") of which this letter forms a part. Unless otherwise defined herein, terms used in this letter shall have the same meanings as defined in the Circular.

On 8 October 2007, Galaxy entered into, among others, the Subscription Agreement and the FRN Agreement with the Permira Investment Vehicles and the Noteholders, respectively, and KWIH, a substantial shareholder (as defined under the Listing Rules) of Galaxy, through its wholly-owned subsidiary, Sutimar, entered into the Share Purchase Agreement with Permira Investment Vehicles. Pursuant to the Subscription Agreement and the FRN Agreement, Galaxy agreed to (i) issue 323,384,000 Subscription Shares at the Transaction Price to Permira Investment Vehicles and (ii) convert approximately 50% of the principal amount of the FRNs and the relevant accrued interest into the Conversion Shares at the Transaction Price and to redeem the balance of the principal of the FRNs in cash, respectively. In addition, pursuant to the Share Purchase Agreement, KWIH, through Sutimar, agreed to sell the 452,500,000 Sale Shares owned by it to Permira Investment Vehicles at the Transaction Price. Since the FRN Agreement involved the issue of 156,804,000 Conversion Shares to the Noteholders (namely City Lion and Recurrent Profits), which are members of the Major Shareholders who in aggregate hold approximately 43.3% of Galaxy's issued share capital as at the Latest Practicable Date,

the transactions contemplated under the FRN Agreement constituted connected transactions under Chapter 14A of the Listing Rules and are therefore subject to approvals of the Galaxy Independent Shareholders at the Galaxy EGM by way of a poll.

In addition, the Galaxy Board also proposed that the Existing General Mandate (as defined below) will be refreshed at the Galaxy EGM to authorise the Galaxy Directors to allot and issue new Galaxy Shares not exceeding 20% of the issue share capital of Galaxy as at the date of the Galaxy EGM passing the relevant resolution(s). Since the New Issue Mandate will be made prior to Galaxy's next annual general meeting, pursuant to Rule 13.36(4) of the Listing Rules, the New Issue Mandate is subject to approval of the Galaxy Independent Shareholders by way of a poll at the Galaxy EGM.

The Galaxy Board currently comprises 10 Directors, with Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, and Ms. Paddy Tang Lui Wai Yu as the executive Directors; Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter as the non-executive Directors; and Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam as the independent non-executive Directors. Since the transactions contemplated under the FRN Agreement and the New Issue Mandate are subject to the approvals of the Galaxy Independent Shareholders, and Dr. Charles Cheung Wai Bun is also an independent non-executive Director of KWIH, the Galaxy Independent Board Committee comprising only Mr. James Ross Ancell and Dr. William Yip Shue Lam has been formed for the purpose of making recommendation to the Galaxy Independent Shareholders as to how they should vote on the relevant resolutions in respect of the FRN Agreement and the New Issue Mandate at the Galaxy EGM. We, Commerzbank AG Hong Kong Branch, have been appointed as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders on the terms of the FRN Agreement and the New Issue Mandate, as to whether they are (i) conducted on normal commercial terms; (ii) fair and reasonable; (iii) the New Issue Mandate and the entering into of the FRN Agreement are in the interest of Galaxy and the Galaxy Shareholders as a whole and (iv) how the Galaxy Independent Shareholders should vote in respect of the relevant resolutions to approve the FRN Agreement and the New Issue Mandate.

In formulating our recommendation, we have relied on the information and facts supplied to us by Galaxy. We have assumed that all information and facts supplied to us by Galaxy are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations made by the Galaxy Directors that having made all due enquiries and careful decisions, and to the best of their information, knowledge and belief, there is no other fact or representation or the omission of which would make any statement contained in the Circular misleading. In addition, we have reviewed, inter alia, the FRN Agreement, the financial information of Galaxy, including the published annual report for the year ended 31 December 2006 and the unaudited financial statements for the six months ended 30 June 2007. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by Galaxy, and for which Galaxy is wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have (i) taken reasonable steps as required under Rule 13.80 of the Listing Rules in obtaining all necessary information from Galaxy and (ii) reviewed sufficient information to enable us to reach an informed view regarding the transactions contemplated under the FRN Agreement and the New Issue Mandate and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by Galaxy; nor have we conducted any independent in-depth investigation into the business and affairs of Galaxy and its respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in relation to the transactions contemplated under the FRN Agreement and the New Issue Mandate, and giving our independent financial advice to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, we have taken into account the following principal factors:

1. Background of the Galaxy Group

Principal business of the Galaxy Group

Galaxy (formerly known as K. Wah Construction Materials Limited) was initially engaged in the manufacture and distribution of construction materials and was one of the major construction materials suppliers in Hong Kong. However, as described in the Company's 2005 annual report, owing to the suspension of regular land auctions and the halt of certain sizeable development and infrastructure projects in Hong Kong, as well as the persistent macroeconomic measures and the intensifying market competition in the PRC, growth in the construction materials business of the Galaxy Group was softened, resulting in a decline in the revenue derived from the Galaxy Group's construction materials business from the financial year ended 2004 to 2005.

With a view to position the Group to capitalise on the opportunities emerging in gaming in Macau, in March 2005, the Galaxy Group entered into an agreement (the "Galaxy Acquisition Agreement") to acquire 88.1% of the voting shares of Galaxy Casino, S.A. for a consideration of HK$18,405,198,023 (the "Galaxy Acquisition Consideration") which had been satisfied by, among other things, the issue of the unsecured fixed rate notes at a principal amount of HK$2,544,239,603 (the "Initial FRNs"). After completion of the Galaxy Acquisition Agreement in July 2005, the Galaxy Group has successfully expanded its business from the then existing manufacturing and distribution of construction materials to the development and operations of casino, hotels and the related leisure and entertainment facilities in Macau, which has become the Galaxy Group's principal source of income and accounted for approximately 72.6% of Galaxy's audited consolidated revenue for the year ended 31 December 2006.

Set out below are the segmental operating results of the Galaxy Group for the two years ended 31 December 2006, and the six-month periods ended 30 June 2006 and 2007, respectively:

	For the year ended 31 December		For the six months ended 30 June	
	2005	2006	2006	2007
	HK$' Million	*HK$' Million*	*HK$' Million*	*HK$' Million*
	(Audited)	*(Audited)*	*(Unaudited)*	*(Unaudited)*
Turnover				
— Gaming and Entertainment	66	3,389	741	5,604
— Sale of Construction Materials	1,226	1,281	565	728
Total	1,292	4,670	1,306	6,332
EBITDA*				
— Gaming and Entertainment	19	145	46	571
— Sale of Construction Materials	146	208	86	100
— Others	(18)	84	54	66
	147	437	186	737
Segment operating profit/ (loss)				
— Gaming and Entertainment	2,625	(1,188)	(543)	(69)
— Sale of Construction Materials	4	53	6	22
— Others	(37)	103	73	104
Total	2,592	(1,032)	(464)	57
Net profit/(loss) attributable to the Galaxy Shareholders for the year/period	2,395	(1,532)	(734)	(268)

* *Earning before interest, tax, depreciation and amortisation (excluding non-recurring items)*

Source: annual and interim reports of Galaxy for respective years

2. The FRN Agreement

2.1 *Background*

As described above, the Galaxy Acquisition Consideration of HK$18,405,198,023 involved the issue of the Initial FRNs at a principal amount of HK$2,544,239,603, with an initial maturity date on 21 August 2006 (the maturity date in respect of HK$2,371,805,067 of the Initial FRNs has been subsequently amended to 30 September 2008). As stated in the Circular and Galaxy's annual report for the financial year ended 2006, an amount of HK$172,434,536 of the Initial FRNs with accrued interest of HK$3,401,000 were fully repaid on 22 May 2006, which reduced the principal amount of the Initial

FRNs to the existing amount of the FRNs of HK$2,371,805,067, payable on 30 September 2008 with a fixed interest rate of 6% per annum, which is cumulative and compounded annually and will be paid when the FRNs are repaid or at maturity. In addition, the FRNs have certain restrictive terms, including prohibition of any dividend declaration by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends being first repaid.

Under the FRN Agreement, it was agreed that Galaxy could redeem approximately 50% of the principal amount of the FRNs, and the accrued unpaid interest, being in total HK$1,320,289,680, by the allotment and issue of an aggregate of 156,804,000 Conversion Shares at the Transaction Price of HK$8.42 per Conversion Share to the Noteholders, and to repay the remaining balance in cash upon Completion. It is expected that approximately HK$1,320 million obtained from the subscription (the "Subscription") of 323,384,000 Subscription Shares by Permira Investment Vehicles under the Subscription Agreement will be used to repay the remaining balance and the accrued interest of the FRNs.

2.2 *Principal terms and conditions*

Completion of the FRN Agreement is inter-conditional with the Subscription Agreement and the Share Purchase Agreement and is subject to the following conditions precedent:

(i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll;

(ii) listing of and the permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and

(iii) all of the conditions precedent to the Subscription Agreement and the Share Purchase Agreement (other than conditions precedent relating to the satisfaction of the conditions precedent in FRN Agreement) being satisfied as waived in accordance with the terms thereof.

Based on the above, we consider that the FRN Agreement is essentially a debt-to-equity arrangement between Galaxy and the Noteholders by the allotment and issue of new Galaxy Shares at the Transaction Price to the Noteholders in lieu of cash for purpose of repaying Galaxy's outstanding debt. Given that the Transaction Price is comparable to the recent share price performance of the Galaxy Shares (as analysed below) and the terms of the

FRN Agreement are commonly found in other share subscription agreements in the market, we consider that the FRN Agreement are entered into on normal commercial terms.

3. The Transaction Price

As disclosed in the Circular, the Transaction Price was arrived at after arm's length negotiations among the relevant parties, namely the Noteholders, Permira Fund, Galaxy and KWIH, and with reference to (i) share placement transactions by comparable companies; (ii) the strategic value in having an investor of the calibre of the Permira Fund as one of the Galaxy Shareholders and (iii) the possible enhancement to Galaxy's growth prospect of securing a resourceful and well-known substantial shareholder of Galaxy with significant investments in the gaming industry.

The Transaction Price also represents:

(i) a discount of approximately 6.4% to the closing price per Galaxy Share of HK$9.00 as quoted on the Stock Exchange on the Last Dealing Date; and

(ii) a discount of approximately 6.2% to the average closing price of HK$8.98 per Galaxy Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Dealing Date.

We have also reviewed recent placement transactions of new shares from 4 September 2007 to 5 October 2007, being the Last Dealing Date, (the "Relevant Period") for companies whose shares are listed on the Main Board with a market capitalisation of not less than HK$10 billion on the respective trading days immediately prior to the issue of the relevant placing announcements. To the best of our knowledge, there were 8 share placement transactions which meet the above selection criteria (the "Comparable Transactions") and are summarised as follows:

Company Name	Stock Code	Date of the placing agreement (2007)	Placing Price	Closing price of the shares on the last trading day prior to the relevant placing agreement	Average closing price for the last 5 trading days prior to the relevant placing agreement
Galaxy	**27**	**8 October**	**HK$8.42**	**HK$9.00** *(6.44%)*	**HK$8.98** *(6.24%)*
China Yurun Food Group Limited	1068	4 October	HK$10.5	HK$12.00 *(12.50%)*	HK$11.40 *(7.89%)*
China Resources Power Holdings Company Limited	836	4 October	HK$24.3	HK$26.40 *(7.95%)*	HK$22.40 *8.48%*
China Properties Group Limited	1838	3 October	HK$4.93	HK$5.03 *(1.99%)*	HK$5.056 *(2.49%)*
Xinyi Glass Holdings Limited	868	27 September	HK$10.32	HK$11.20 *(7.86%)*	HK$10.51 *(1.81%)*
Shun Tak Holdings Limited	242	27 September	HK$12.25	HK$12.78 *(4.15%)*	HK$12.38 *(1.05%)*
Sino Land Company Limited	83	24 September	HK$19.576	HK$21.05 *(7.00%)*	HK$20.81 *(5.93%)*
Beijing Enterprises Holdings Limited	392	20 September	HK$37.10	HK$39.30 *(5.60%)*	HK$34.72 *6.85%*
Kerry Properties Limited	683	20 September	HK$59.23	HK$62.35 *(5.00%)*	HK$59.85 *(1.04%)*
Average premium/ (discount)				**(6.51%)**	**(0.61%)**
Range of premium/ (discount)				**(1.99%) to (12.50)%**	**(7.89%) to 8.48%**

Source: website of the Stock Exchange

Note: percentages in italics font denote the premium/(discount) to the respective placing prices (or Transaction Price for Galaxy)

Based on the above analysis, we noted that (i) the discount of the Transaction Price to the closing price of the Galaxy Shares on the Last Dealing Date is comparable to the average discount of the placing prices of the Comparable

Transactions to the then relevant market prices and (ii) the discount of the Transaction Price to the average closing price of the Galaxy Shares for the 5 trading days prior to and including the Last Dealing Date is within the range of discount rates of the respective placing prices to the relevant 5-day average closing price of the Comparable Transactions. Having taken into account (i) the Galaxy Group's future development plans, including the construction and operations of phases 2, 3 and 4 of its 10.4 million sq.ft gross floor area of its Cotai landbank in Macau including its planned hotels, casinos, retail, convention and entertainment facilities, which will require further significant capital investment; (ii) the substantial improvement in Galaxy's debt profile, including the substantial increase to its cash reserves, (as detailed below) and (iii) the above mentioned discounts of the Transaction Price being within the range of the relevant discounts of the Comparable Transactions, we consider that the Transaction Price is fair and reasonable and is in the interest of Galaxy and the Galaxy Shareholders as a whole.

4. Benefits arising from the arrangement under the FRN Agreement

Competition in the gaming industry in Macau

As described in Galaxy's circular dated 30 June 2005, the gaming industry in Macau was solely operated by Sociedade de Turismo e Diversoes de Macao ("STDM") prior to 2001. However, in December 2001, the Macau government decided to bring an end to STDM's monopoly of the gaming industry and to liberalise laws and regulations applicable to gaming activities in Macau. According to the Gaming Inspection and Coordination of the Government of Macau, in 2002, gaming concessions were granted to three concessionaires after the tendering, and the three operators are Galaxy (whose concession is valid until June 2022), Sociedade de Jogos de Macau, S.A. ("SJM") (whose concession is valid until March 2020) and Wynn Resorts (Macau) S.A. ("Wynn Resorts") (whose concession is valid until June 2022). After the granting of three additional sub-concessions, it is understood that the Macau government will not grant any additional gaming concessions until 2009 pursuant to the concession contracts with Galaxy, SJM and Wynn Resorts.

With the liberalisation of Macau's gaming industry and the stated intention of the Macau government to develop Macau into a world-class gaming centre, the number of casinos in Macau has significantly increased by more than 2.5 times from 11 in December 2003 to 26 in June 2007, with the number of gaming tables increased by approximately 7.3 times from 424 in December 2003 to over

3,000 in June 2007, and the number of slot machines increased by over 10 times from 814 in December 2003 to over 8,200 in June 2007. Details of which are summarized as below:

	Number of casinos				
Name of casino operators	**2003**	**2004**	**2005**	**2006**	**2007#**
— SJM	11	13	15	17	18
— Galaxy *(Note 1)*	—	1	1	5	5
— Wynn Resorts	—	—	—	1	1
— Venetian Macau, S.A. ("Venetian")*	—	1	1	1	1
— Melco PBL Gaming (Macau) Ltd. ("Melco")*	—	—	—	—	1
Total:	**11**	**15**	**17**	**24**	**26**

Source: Gaming Inspection and Coordination Bureau of Macau

	2003	**2004**	**2005**	**2006**	**2007#**
Gaming Tables	424	1,092	1,388	2,762	3,102
Slot Machines	814	2,254	3,421	6,546	8,234

Sources: Gaming Inspection and Coordination Bureau of Macau

Note 1: the five casinos operated by the Galaxy Group are the StarWorld Casino, the Waldo Casino, the Rio Casino, the President Casino, and the Grand Waldo Casino. Set out below are the summary of the key gaming facilities operated by each of the five casinos operated by the Galaxy Group as at 30 June 2007.

	Number of Gaming Tables#	**Number of Slot Machines#**
StarWorld Casino	190	316
Rio Casino	69	150
President Casino	46	—
Waldo Casino	44	48
Grand Waldo Casino	105	316
	454	830

Sources: Galaxy

Note 2: Save for the aforesaid operators, MGM Grand Paradise Limited also operates a facility in Macau under a sub-concession granted by SJM.

* *being holders of the sub-concession contract for gaming operations in Macau*

information as at 30 June 2007

Galaxy accounted for approximately 20% of the number of casinos in Macau and the gaming tables and the slot machines operated by Galaxy accounted for only approximately 14.6% and 10.1% of the total number of gaming tables and slot machines in Macau, respectively, we consider that it was critical for Galaxy to capture as large a market share as possible in the shortest possible time, particularly given the liberation of the gaming industry in Macau is still at an early stage with significant annual growth. It is crucial for Galaxy to continue to strengthen its position in the expanding gaming market in Macau, so as to strengthen its leading market position and to protect itself from future competition. As such, the significant strengthening of Galaxy's balance sheet and the reduction in annual interest expenses of approximately HK$150 million as a result of the arrangement under the FRN Agreement will benefit the Galaxy Group in terms of allowing the Galaxy Group to have additional capital and more readily raise additional cost effective debt, for its future development, particularly, the gaming business and facility development (including but not limited to investments in gaming, food and beverage outlets, spas, and development of convention facilities, shopping malls and theatres and similar facilities at Galaxy's Cotai site), which we consider is in the interest of Galaxy and the Galaxy Shareholders as a whole.

Positive impact on the profitability of the Galaxy Group

For the year ended 31 December 2006, the Galaxy Group recorded an audited consolidated loss attributable to the Galaxy Shareholders of approximately HK$1,532 million, representing a substantial decrease of approximately HK$3,927 million from a net profit attributable to the Galaxy Shareholders of HK$2,395 million for the year ended 31 December 2005. According to Galaxy's 2006 annual report, such substantial decline in net profit attributable to the Galaxy Shareholders was mainly attributable to (i) the finance charges of HK$522 million (which included an amount of approximately HK$141 million in interest expense relating to the FRNs); (ii) the non-cash amortisation of intangible assets from the acquisition of gaming operation in Macau in July 2005 of approximately HK$998 million and (iii) the launch and pre-opening expenses of approximately HK$268 million associated with the opening of the four casinos and hotels during 2006. It is the strategic development plan of the Galaxy Group to continue to expand its gaming and gaming related businesses in Macau to enhance its leading position in the gaming and entertainment business primarily through the continued development of its Cotai Mega Resort. Accordingly, it is expected that there will be substantial capital expenditure incurred by Galaxy. Having considered the unaudited consolidated cash and bank balance of approximately HK$6,519 million (including restricted bank deposits of approximately HK$259 million) as at 30 June 2007 based on Galaxy's interim report, and the net cash inflow of approximately HK$1,700 million from operating activities and the net cash outflow of approximately HK$2,892 million from investing activities for the year ended 31 December 2006 based on Galaxy's annual report for 2006, we are of the view that if no additional equity financing is obtained by the Galaxy Group, the Galaxy Group

may have to finance its future planned capital expenditure for phases 2, 3 and 4 of its Cotai landbank relating to the future development in casinos and hotels (including staff costs, training, marketing and branding expenses) through debt financing, resulting in additional interest expense, which may have adverse impact on the future profitability of the Galaxy Group. Given that the entering into of the FRN Agreement will result in the full repayment of the FRNs by (i) the issue of Conversion Shares to repay approximately 50% of the principal amount of the FRNs; (ii) the repayment of the remaining balance and the unpaid accrued interest which is expected to be substantially financed by the proceeds from the issue of the Subscription Shares and (iii) a reduction of net annual interest payment of approximately HK$150 million as a result of (i) and (ii), we are of the view that the FRN Agreement will strengthen Galaxy's capital structure and base, provide additional future financing flexibility and have a positive impact on the future profitability of the Galaxy Group.

Gearing Ratio

According to the Company's 2007 interim report, the Company had a gearing ratio of approximately 12.5% (being the unaudited consolidated total borrowing less cash and bank balances of approximately HK$2,930 million over the total assets less cash and bank balance of approximately HK$23,358 million as at 30 June 2007). It is expected that proceeds from the issue of the Subscription Shares of approximately HK$2.7 billion less the intended repayment of the remaining principal balance of the FRNs and the accrued unpaid interest of approximately HK$1,320 million, together with the debt-to-equity arrangement under the FRN Agreement will substantially improve Galaxy Group's debt profile to a net cash position (having a cash surplus of approximately HK$1.4 billion, including restricted bank deposits of approximately HK$259 million). This excludes the additional HK$1.3 billion cash injection raised by Placing (as defined below).

6. The New Issue Mandate

6.1 *History of fund raising exercises and the Anti-Dilution Rights*

At the annual general meeting of Galaxy held on 26 June 2007 (the "AGM Date"), ordinary resolutions were passed to authorise the Galaxy Directors, among other things, to allot and issue Galaxy Shares not exceeding 20% of the issued share capital of Galaxy as at the AGM Date (the "Existing General Mandate"). Since there were a total of 3,301,791,361 Galaxy Shares as at the AGM Date, the Galaxy Board was authorised to allot and issue up to 660,358,272 Galaxy Shares under the Existing General Mandate. However, during the past 12 months preceding the Latest Practicable Date, Galaxy has entered into agreements in relation to the placing of 150,000,000 Galaxy Shares (the "Placing") and the issue of Galaxy Convertible Bonds as detailed in the Company's announcement dated 12 October 2007 and 6 December 2006, respectively. As stated in the Circular, the net proceeds obtained from the

Placing and Galaxy Convertible Bonds amounted to approximately HK$1,253 million and HK$1,834 million, respectively, and primarily to be used for purpose of funding the expansion of the Galaxy's Galaxy World Mega Resort as well as funding the gaming related business, facility development and acquisition opportunities of the Galaxy Group. As at the Latest Practicable Date, Galaxy has utilised 150,000,000 Galaxy Shares under the Existing General Mandate.

As disclosed in the Circular, the Subscription Agreement which Galaxy entered into on 8 October 2007 contained certain terms and conditions, including, among others, the Anti-Dilution Rights granted to Permira Investment Vehicles. Pursuant to the Anti-Dilution Rights, Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of any future equity or equity linked capital issues. In addition, it is also stipulated that the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights is subject to the number of Galaxy Shares available under the Existing General Mandate upon Completion. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirement of Chapter 14A of the Listing Rules. Since 150,000,000 Galaxy Shares have been utilised under the Existing General Mandate as at the Latest Practicable Date and Galaxy has undertaken to the Permira Investment Vehicles that no Galaxy Shares will be issued under the Existing General Mandate, being a maximum of 510,358,272 Galaxy Shares are issuable under the Anti-Dilution Rights.

6.2 *Reason for the refreshment*

Pursuant to the Anti-Dilution Rights contained in the Subscription Agreement, the Existing General Mandate to issue new Galaxy Shares will no longer be available for any purpose other than the exercise of Anti-Dilution Rights. As disclosed in the circular to the Galaxy Shareholders dated 30 June 2005, Galaxy aims to be one of the leading providers of integrated leisure entertainment services in Macau, providing both gaming and non-gaming facilities to tourist to Macau. In view of the future development of the Galaxy Group to achieve the aforesaid objective, we consider that it is critical for the Galaxy Group to preserve its working capital, whilst at the same time, providing the additional financial flexibility for raising additional capital on a timely manner such that the continued development of its gaming business and/or further business development opportunities that may arise in the future will not be hindered. As such, we consider that the New Issue Mandate which authorise the Galaxy Board to allot and issue up to 690,674,072 new Galaxy Shares (based on a total of 3,453,370,361 Galaxy Shares in issue as at the Latest Practicable Date and assuming no Galaxy Shares are issued or repurchased between the Latest Practicable Date and the date of the Galaxy EGM) is in the interest of Galaxy and the Galaxy Shareholders as a whole.

CONCLUSION AND ANALYSIS

The limited number of concessions and sub-concessions granted by the Macau government has provided the Galaxy Group with the protection of a high entry barrier for other potential competitors from entering into the gaming and entertainment market in Macau. However, such preferential market position will be challenged if additional concessions are to be granted by the Macau government after 2009, pursuant to current legislation. Having considered that the Galaxy Group has established its strong foothold in Macau since the commencement of its gaming and entertainment business in 2005 but has no international operations, together with the fact that other concession/sub-concession holders are either renowned foreign casino operators (such as Wynn Resorts and Venetian) or casino operators with a long gaming operating history in Macau (such as SJM), we consider that it is most effective for the Galaxy Group to focus its resources on further establishing its position the gaming and entertainment business in Macau.

Furthermore, as disclosed in Galaxy annual report, the Galaxy Group currently has several capital intensive development projects relating to the construction and operations of the various phases of its Cotai Mega Resort incorporating hotels, casinos and entertainment facilities. Upon Completion, the Galaxy Group will receive a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, (excluding the additional HK$1.3 billion raised through the Placing), a reduction in debt of approximately HK$2.6 billion by way of issue of Conversion Shares under the Subscription Agreement and the FRN Agreement, respectively, which will result in a net reduction in annual interest of approximately HK$150 million and Galaxy will also earn additional interest income on its increased cash reserves. Galaxy's financial position will improve substantially from a net debt of approximately HK$2.9 billion (being total borrowing less the cash and bank balance) to a cash surplus of approximately HK$1.4 billion (including restricted bank deposits of approximately HK$259 million but before the Placing). Accordingly, we consider that the arrangement under the FRN Agreement and the additional financial flexibility provided under the New Issue Mandate will not only strengthen the capital base of the Galaxy Group and provide substantial additional debt raising capacity and flexibility to meet the future capital requirement in the course of the Galaxy Group's expansion in Macau's gaming and entertainment market, but will also allow the Galaxy Group to respond to the market promptly (particularly when Galaxy aims to accelerate its development programs), which are key competitive edges contributing to the future success of the Galaxy Group.

RECOMMENDATION

Based on the above principal factors and reasons, we consider the New Issue Mandate and the terms of the FRN Agreement are on normal commercial terms and both the New Issue Mandate and the transactions contemplated under the FRN Agreement are fair and reasonable in so far as the Galaxy Independent Shareholders are concerned, and the New Issue Mandate and the entering into of the FRN Agreement is in the interest of Galaxy and the Galaxy Shareholders as a whole. Accordingly, we recommend the Galaxy Independent Board Committee to advise the Galaxy Independent Shareholders to vote in favour of the resolutions with respect to the New Issue Mandate and the FRN Agreement at the Galaxy EGM to be held on 21 November 2007.

Yours faithfully,
for and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan
Head of Corporate Finance — Asia Pacific

Gaston Lam
Corporate Finance — Asia Pacific

The following is the text of a letter from the KWIH Independent Board Committee setting out its recommendation to the KWIH Independent Shareholders in relation to the Share Purchase Agreement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:	*Registered office:*
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*	Canon's Court
Francis Lui Yiu Tung	22 Victoria Street
Eddie Hui Ki On, GBS, CBE, QPM, CPM *(Managing Director (Acting))*	Hamilton HM12
Lennon Lun Tsan Kau *(Deputy Managing Director)*	Bermuda
Paddy Tang Lui Wai Yu, JP	
Non-Executive Directors:	*Principal place of business in Hong Kong:*
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*	29th Floor
Michael Leung Man Kin, CBE, JP	K. Wah Centre
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH	191 Java Road
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*	North Point
Dr. Robin Chan Yau Hing, GBS, LLD, JP*	Hong Kong
Dr. Charles Cheung Wai Bun, JP*	
Robert George Nield*	

* *Independent Non-executive Directors*

To the KWIH Independent Shareholders 5 November, 2007

Dear Sir or Madam

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED, MAJOR AND CONNECTED TRANSACTION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

We refer to the circular dated 5 November 2007 issued jointly by KWIH and Galaxy ("Circular"), of which this letter forms part. Terms defined in the Circular bear the same meaning herein unless the context otherwise requires.

We have been appointed as the members of the KWIH Independent Board Committee to consider the Disposal and the Share Purchase Agreement and to advise the KWIH Independent Shareholders as to the fairness and reasonableness of the terms and conditions of the Disposal, and to recommend whether or not the KWIH Independent

Shareholders should vote for the ordinary resolution to be proposed at the KWIH SGM to consider, and if thought fit, approve the terms and conditions of the Share Purchase Agreement. Australia and New Zealand Banking Group Limited ("ANZ") has been appointed as the independent financial adviser to advise the KWIH Independent Board Committee in relation to the Disposal and the terms of the Share Purchase Agreement.

We wish to draw your attention to the Letter from the KWIH Directors (which is set out on pages 43 to 49 of the Circular) and the Letter from ANZ (which is set out on pages 68 to 83 of the Circular).

Having taken into account the advice from ANZ, we consider the terms and conditions of the Share Purchase Agreement to be fair and reasonable so far as the KWIH Independent Shareholders are concerned and the Disposal is in the interests of KWIH and the KWIH Shareholders as a whole. Accordingly, we recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM to approve the terms and condition of the Share Purchase Agreement and the Disposal.

Yours faithfully,
The KWIH Independent Board Committee

Sir David Akers-Jones
Independent non-executive Director

Dr. The Hon. Leo Lee Tung Hai
Independent non-executive Director

Dr. Robin Chan Yau Hing
Independent non-executive Director

Mr. Robert George Nield
Independent non-executive Director

The following is the text of a letter of advice from ANZ to the KWIH Independent Board Committee and the KWIH Independent Shareholders, which has been prepared for the purpose of incorporation into this document setting out its advice to the KWIH Independent Board Committee and KWIH Independent Shareholders in connection with the Disposal.

Australia and New Zealand Banking Group Limited
31/F, One Exchange Square
8 Connaught Place
Central
Hong Kong

5 November 2007

To: The KWIH Independent Board Committee and the KWIH Independent Shareholders

Dear Sirs,

THE POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 GALAXY ENTERTAINMENT GROUP LIMITED SHARES REPRESENTING A MAJOR AND CONNECTED TRANSACTION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

*For the purpose of this letter, capitalised terms not otherwise defined shall have the meaning given to them in the circular to the KWIH Shareholders and Galaxy Shareholders dated 5 November 2007 (the "**Circular**") jointly issued by KWIH and Galaxy.*

1. INTRODUCTION

We refer to our appointment to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders as regards the terms of the Share Purchase Agreement relating to the disposal by KWIH (through its wholly owned subsidiary Sutimar) of 452,500,000 Galaxy Shares to Permira Investment Vehicles at a Transaction Price of HK$8.42 per Galaxy Share. Details of the Disposal are set out in the Letter from the KWIH Directors contained in the Circular, of which this letter forms part.

The Disposal constitutes a major transaction for KWIH under Chapter 14 of the Listing Rules. By virtue of Dr. Lui being a controller (as defined under the Listing Rules) of KWIH and one of the substantial shareholders of Galaxy, the Disposal also constitutes a connected transaction for KWIH under Chapter 14A of the Listing Rules.

The KWIH Independent Board Committee, comprising Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield (all independent non-executive KWIH Directors) has been constituted to consider whether the Disposal is on normal commercial terms, in the ordinary and usual course of business and that such terms are fair and reasonable and in the interests of KWIH and KWIH Shareholders as a whole. Our appointment has been approved by the KWIH Independent Board Committee to advise them and the KWIH Independent Shareholders in connection with the Disposal.

We are not connected with KWIH, Galaxy or their respective substantial shareholders or associates and accordingly we are considered suitable to give independent financial advice on the terms of the Disposal stipulated under the Share Purchase Agreement. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from KWIH, Galaxy or their respective substantial shareholders or associates.

In formulating our opinion and advice, we have relied on the information and facts supplied, and the opinions expressed, by the KWIH Directors and the Galaxy Directors which we have assumed to be true, accurate and complete. We have also sought and received confirmation from the KWIH Directors that no material facts have been omitted from the information supplied and that the information which we have received is sufficient to enable us to reach our opinion and give the advice set out in this letter. We have no reason to doubt the truth and accuracy of the information provided to us or to believe that any material facts have been omitted or withheld. We have also assumed that all representations contained or referred to in the Circular were true at the date of the Circular and will continue to be true up to the date of the KWIH SGM. However, we have not conducted any independent investigation into the businesses and affairs of the KWIH Group or the Galaxy Group.

Our opinion, as set out in this letter, is based upon the market, economic, industry, monetary and other applicable conditions subsisting on, and the information made available to us as of, the Latest Practicable Date. We assume no responsibility to update, revise or reaffirm our opinion in the light of any subsequent development after the Latest Practicable Date that may in any way affect our opinion contained herein.

2. PRINCIPAL FACTORS TAKEN INTO ACCOUNT

In arriving at our opinion with regard to the Disposal as stipulated under the Share Purchase Agreement, we have taken into account the following principal factors:

(i) Background to the Disposal;

(ii) Reasons for the Disposal;

(iii) Information on Galaxy including its recent historical net asset position, recent financial performance and Galaxy's statements on its future prospects;

(iv) Trading multiples of broadly comparable companies for Galaxy;

(v) Recent market placement precedent analysis;

(vi) Historical price performance of Galaxy Shares; and

(vii) Financial effects on the KWIH Group.

(i) Background to the Disposal

Galaxy was formally known as K. Wah Construction Materials Limited ("KWCM"). In 2005, KWCM acquired Galaxy Casino S.A. which had been awarded a gaming concession in Macau. The consideration for the acquisition was largely satisfied by new shares in KWCM. The acquisition was approved by the shareholders of KWCM and the shareholders of KWIH at their respective general meetings held in July 2005. Following the acquisition, KWIH's shareholding in Galaxy was reduced to approximately 18.7%. After ceasing to be a subsidiary of KWIH, KWCM changed its name to Galaxy Entertainment Group Limited. KWIH's shareholding in Galaxy was further reduced to 17.81% following the 150 million new shares placement by Galaxy completed on 25 October 2007.

On 8 October 2007, Sutimar, a wholly owned subsidiary of KWIH, entered into the Share Purchase Agreement with Permira in respect of the sale of 452,500,000 Galaxy Shares to Permira Investment Vehicles for a cash consideration of approximately HK$3.81 billion which is equivalent to HK$8.42 for each Galaxy Share. Upon Completion, KWIH's shareholding in Galaxy will be further reduced to 4.13%.

On the same date, Galaxy also entered into, among others, the Subscription Agreement and the FRN Agreement. The Subscription Agreement involves Permira Investment Vehicles subscribing for 323,384,000 new Galaxy Shares at HK$8.42 for each Galaxy Share. The FRN Agreement was entered into between Galaxy and the Noteholders relating to the conversion and repayment of the FRN's. The Share Purchase Agreement, the Subscription Agreement and the FRN Agreement are inter-conditional, completion of the Disposal therefore will be subject to, among other things, KWIH Independent Shareholders approving the resolution to be proposed at the KWIH SGM in respect of the Share Purchase Agreement as well as the Galaxy Independent Shareholders approving the resolutions to be proposed at the Galaxy EGM in respect of the Subscription Agreement and the FRN Agreement.

(ii) Reasons for the Disposal

As set out in the Letter from the KWIH Directors, KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia. KWIH's present holding of 17.81% in Galaxy is the balance of KWIH's shareholding in Galaxy subsequent to the acquisition of Galaxy Casino S.A. by KWCM in 2005, which has been accounted for as a non-current investment and bears little resemblance to the core business of KWIH Group. The KWIH Directors also consider the Disposal could make clear to the market the business focus of the KWIH Group.

The Disposal provides KWIH an opportunity to realize its substantial investment in Galaxy in a relatively short period of time and avoid any risk of undertaking a placement to the market. We note that on 11 October 2007, being the date the announcement in relation to, among other things, the Disposal was released ("the Announcement Date"), Galaxy had a free float of approximately 29.9% or approximately 986.6 million Galaxy Shares. The average daily turnover of the free float of Galaxy Shares was low at 0.3% in the twelve months preceding the

Announcement Date based on an average daily trading volume on the Stock Exchange of approximately 2.9 million Galaxy Shares per day. Accordingly, we recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging.

In addition, as set out in the Letter from the KWIH Directors, the proceeds of approximately HK$3.8 billion from the Disposal will be used to finance the property development business and other investment opportunities, if any, and general working capital requirements of KWIH Group. In view of the above, we consider the business rationale for the Disposal sound.

(iii) Galaxy Group

Information on the Galaxy Group

Prior to the acquisition of Galaxy Casino S.A., KWCM was principally engaged in the construction material business. After the acquisition of Galaxy Casino S.A., KWCM changed its name to Galaxy Entertainment Group Limited, which reflects the Galaxy Group's business focus on the gaming and entertainment business. For the year ended 31 December 2006, the gaming and entertainment division accounted for over 70% of Galaxy Group's turnover and approximately 70% of the Galaxy Group's total assets.

Net asset position of the Galaxy Group

We set out below a summary of the audited consolidated balance sheet of the Galaxy Group as at 31 December 2006 and its unaudited consolidated balance sheet as at 30 June 2007:

	unaudited as at 30 June 2007 *HK$ million*	**audited as at 31 December 2006** *HK$ million*
Non-current assets	22,227.2	22,426.4
Current assets	7,390.4	6,782.6
Total assets	**29,617.6**	**29,209.0**
Non-current liabilities	(10,966.2)	(10,911.8)
Current liabilities	(4,804.9)	(4,173.7)
Total liabilities	**(15,771.1)**	**(15,085.5)**
Minority interest	(481.9)	(490.7)
Net assets attributable to the Galaxy Shareholders	**13,364.6**	**13,632.8**

As set out above, the non-current and current asset position of the Galaxy Group was largely unchanged as at 30 June 2007 compared to 31 December 2006. The decrease in intangible assets was largely due to the amortization charge of the gaming concession of approximately HK$495.5 million. As at 30 June 2007, the Galaxy Group had total intangible assets of approximately HK$15,026 million comprised largely by the gaming concession in Macau.

Non-current liabilities also remained largely unchanged. However, there was an increase in current liabilities reflecting the increase in the working capital requirements arising from expansion of operations of the gaming and entertainment division.

The net asset value per Galaxy Share as at 30 June 2007 was approximately HK$4.05. After Completion, the net asset value per Galaxy Share will be approximately HK$4.75.

Liquidity

The Galaxy Group recorded a net cash inflow in 2006 and the first half of 2007. The total cash and bank balance of the Galaxy Group as at 30 June 2007 was HK$6,259.8 million (excluding the non-current restricted bank deposits of HK$259.2m recorded under non-current assets), an increase of HK$476.6 million from HK$5,783.2 million as at 31 December 2006.

Gearing ratio

Galaxy's gearing ratio has been maintained at a relatively low level. As at 31 December 2006, Galaxy's gearing ratio was 14%, which will be reduced marginally to 13% as at 30 June 2007.

Historical financial performance

Galaxy's principal activities include the gaming and entertainment business and the building materials business.

The information below is extracted from Galaxy's 2006 annual report and its interim report for the six months ended 30 June 2007.

	For six months ended 30 June 2007 *HK$ million*	For the year ended 31 December 2006 *HK$ million*
Revenue	6,332.0	4,669.5
Gross profit	**793.6**	**414.3**
Other income	185.1	262.3
Administrative expenses	(412.1)	(683.4)
Other operating expenses	(510.1)	(1,025.6)
Operating (loss)/profit	**56.6**	**(1,032.4)**
Finance costs	(323.8)	(522.2)
Share of profits less losses of		
— Jointly controlled entities	(0.9)	29.6
— Associated Companies	(—)	(0.6)
Loss before taxation	**(268.1)**	**(1,525.7)**
Taxation	(11.7)	(5.8)
Net loss after taxation	**(279.8)**	**(1,531.5)**

For the year ended 31 December 2006

The Galaxy Group recorded a turnover of HK$4,669.5 million in 2006 representing a 261.4% increase compared to 2005. This growth was largely attributable to the revenue generated from its gaming and entertainment division, which increased from HK$66.2 million in 2005 to HK$3,388.8 million in 2006. The turnover of the construction materials division increased marginally from HK$1,225.7 million to HK$1,280.7 million. EBITDA of the Galaxy Group increased 193.6% from HK$148.8 million in 2005 to HK$436.9 million in 2006. Following a net profit of HK$2,395.3 million in 2005, the Galaxy Group recorded a net loss of HK$1,531.5 million in 2006. This was largely due to (i) an amortization charge of HK$998 million in connection with the gaming concession; and (ii) finance charges of HK$522 million.

For the six months ended 30 June 2007

The Galaxy Group recorded turnover of HK$6,332.0 million for the six months ended 30 June 2007, representing a substantial increase from HK$1,306.3 million recorded in the first half of 2006. The growth was mainly attributable to the expansion of its gaming and entertainment division. EBITDA for this period also improved from HK$186 million in the first half of 2006 to HK$737 million in the first half of 2007. On a net basis, the Galaxy Group remained loss making for the first half of 2007, however the loss attributable to the Galaxy Shareholders narrowed to HK$268 million, an improvement of HK$466 million from the loss attributable to the Galaxy Shareholders of HK$734 million recorded in the first half of 2006.

Future prospects

As discussed above, the performance of the Galaxy Group has been improving. This was mainly attributable to the Galaxy Group's increased market share in the gaming industry in Macau. According to the Galaxy Group's 2007 interim report, Galaxy has captured over 20% of Macau's gaming market. The growth of Macau's gaming market is the key driver underpinning the improvement of the Galaxy Group's performance. According to statistics released by the Gaming Inspection and Coordination Bureau of Macau, the game of fortune activities (gaming activities other than the greyhound and horse racing and the lottery) for 2006 grew about 23% as compared to 2005. The gross revenue of the game of fortune activities in the first half of 2007 was approximately HK$36,868 million, representing growth of 47% as compared to the corresponding period in 2006.

As set out in Galaxy's 2006 annual report and 2007 interim report, Galaxy is confident that Macau's leisure, gaming and entertainment industry will continue growing. In addition to the StarWorld Hotel, Galaxy's flagship entertainment complex in Macau, Galaxy is also developing Cotai Mega Resort. The first phase of Cotai Mega Resort is scheduled to be opened in 2008. It is the intention of Galaxy's management to continue investing in Macau to capitalise on the growth in the gaming market.

(iv) Traded multiples of broadly comparable companies of Galaxy

We recognise that there are no listed companies comparable to Galaxy in terms of composition of business activities, scale of operations, geographical spread of activities, track record and future prospects.

However, reference can be made to listed companies that are considered broadly comparable to Galaxy to provide an indication of the current market expectations with regards to the valuation of these businesses.

Given that Galaxy is primarily engaged in the integrated casino hotel sector of the gaming market, we have for the purpose of our analysis, examined companies with a market capitalization in excess of HK$4 billion and have a product offering that is broadly comparable to the product offering of Galaxy in terms of the operation of casino hotels in Macau or elsewhere in the Asia Pacific.

Based on our research, we are of the view that the listed companies set out in the table below may be considered to be broadly comparable to Galaxy. **Please note that any comparison made with these broadly comparable companies serves as an illustrative guide only.**

For the purposes of our evaluation on an earnings basis, we have focused on the enterprise value ("**EV**") to normalised earnings before interest, tax, depreciation and amortisation for the last twelve months ("**EBITDA**") ("**EV/EBITDA**") multiples of the broadly comparable companies to Galaxy. We note that other earnings multiples of the broadly comparable companies to Galaxy do not take into account the different financing, taxation and asset investment decisions prevailing at each company. Accordingly, to mitigate the effects on earnings arising from these factors, we have restricted our evaluation to the EV/EBITDA trading multiples. We also note that in any event Galaxy is currently loss making so analysis on a price earnings basis would not be meaningful.

In addition, for completeness, we have also considered the Transaction Price on a price to Net Asset Value ("**NAV**") basis, which we consider is only meaningful in so far as it shows the extent to which the value of each Galaxy Share is backed by assets, and would be relevant in the event that Galaxy decides to change the nature of its business or to release or convert the uses of all its assets. The NAV basis of valuation does not necessarily reflect the value of Galaxy as a going concern.

For illustrative purposes only, the EV/EBITDA and Price to NAV multiples of broadly comparable companies (based on their closing prices as at the Latest Practicable Date) and Galaxy (based on the Transaction Price of HK$8.42 per Galaxy Share) are set out in table below.

Company name	Country listed	Market capitalisation[1][2] (HK$b)	Enterprise value[2] (HK$b)	EV/EBITDA[3]	Price/ NAV[3]
Casino operators with a presence in Macau					
Las Vegas Sands Corporation[4]	United States of America	365.8	404.2	78.6 x	21.2 x
MGM Mirage	United States of America	210.9	315.7	17.2 x	4.6 x
Wynn Resorts Limited	United States of America	143.8	154.7	38.6 x	3.2 x
Melco PBL Entertainment	United States of America	44.4	42.3	n.m.[5]	1.0 x
Golden Resorts Group Limited	Hong Kong	4.7	4.4	17.8 x	0.8 x
			High	38.6 x	4.6 x
			Low	17.2 x	0.8 x
			Median	17.8 x	2.1 x
			Mean	24.5 x	2.4 x
Asia-Pacific casino operators					
Resorts World Bhd.	Malaysia	44.3	42.8	13.6 x	3.0 x
SKYCITY Entertainment Group Limited	New Zealand	14.7	21.6	10.4 x	5.4 x
			Mean	12.0 x	4.2 x
			Universe Median	17.2 x	3.1 x
			Universe Mean	19.5 x	3.0 x
Galaxy Group	**Hong Kong**	**29.3**	**32.7**	**36.8 x**	**2.1 x**

1. Market capitalisation based on the closing prices as at Latest Practicable Date and diluted shares outstanding (treasury method). Galaxy's market capitalisation is calculated based on the Transaction Price and 3,453,370,361 shares outstanding.

2. Market capitalisation and enterprise value have been converted to HK$ on the relevant spot exchange rates as at the Latest Practicable Date.

3. Normalised EBITDA and NAV was based on latest 12-month results sourced from the latest available interim and annual reports.

4. Las Vegas Sands Corporation has been excluded from the high, low, median and mean analysis as a substantial outlier.

5. Melco PBL Entertainment was not fully operational during the last twelve months and its normalized EBITDA is negative therefore it has been excluded from the high, low, median and mean analysis on the EV/EBITDA multiple.

6. Star Cruises Limited has not been included as a broadly comparable company. Resorts World Bhd. and its major shareholders are the major shareholders of Star Cruises Limited.

7. Galaxy's multiples are calculated with reference to the Transaction Price.

8. No premium for control has been incorporated into the trading multiples of the selected broadly comparable companies though we note SKYCITY Entertainment Group Limited is in discussions in connection with a possible takeover transaction.

For illustrative purposes only, based on the Transaction Price:

1. the EV/EBITDA of Galaxy of 36.8x is above the mean and median EV/EBITDA multiples of the selected broadly comparable companies; and

2. the Price to NAV of Galaxy of 2.1x is within the range but below the mean and median Price to NAV multiples of the selected broadly comparable companies.

(v) Recent Market Placement Precedent Analysis

As an alternative to the Disposal, KWIH has the option to dispose of the Sales Shares through an open market placement exercise. We therefore consider it appropriate to evaluate the attractiveness of the Transaction Price per Galaxy Share against the potential price that KWIH might have been able to obtain should it choose to dispose of the Sale Shares in the open market. ANZ was not requested or authorised by the KWIH Independent Board Committee to solicit, and we have not solicited, any indications of interest from any third party with respect to the Sale Shares. Our evaluation is solely based on our analysis on the recent discounts/ premiums observed from the recent market placement precedents in Hong Kong.

For comparison purposes, we have selected only placement of listed shares that have been greater than HK$2,000 million in size and which involved the placement of a non-controlling equity interest of the respective companies during the period from 1 January 2007 to the Announcement Date. The recent market placement precedents illustrate the typical discount represented by the placement

price to the closing price on the trading day immediately preceding the announcement of the share placements. The recent market placement precedents are listed below for illustrative purposes only and are by no means exhaustive.

Date of announcement	Company	Placement size *HK$m*	Discount
2007			
12 September	Aluminium Corp of China Ltd.	15,357	14.8%
4 May	Shimao Property Holdings Ltd.	5,453	5.1%
3 October	China Resources Power Holdings Co Ltd.	4,880	8.0%
24 September	Sino Land Co Ltd.	4,316	7.0%
20 September	Kerry Properties Ltd.	4,152	5.0%
8 May	China Resources Land Ltd.	3,934	6.0%
20 September	Beijing Enterprises Holdings Ltd.	3,715	5.6%
13 July	Shanghai Industrial Holdings Ltd.	3,016	4.0%
24 July	C C Land Holdings Ltd.	2,908	6.7%
13 April	China Mengniu Dairy Co Ltd.	2,704	3.4%
11 May	Gome Electrical Appliances Holding Ltd.	2,665	5.7%
9 August	China National Building Material Co Ltd.	2,656	2.0%
10 July	Sinofert Holdings Ltd.	2,355	5.8%
20 September	Gome Electrical Appliances Holding Ltd.	2,339	10.4%
3 May	Greentown China Holdings Ltd.	2,307	3.8%
16 April	Nine Dragons Paper (Holdings) Ltd.	2,031	2.6%
		High	14.8%
		Low	2.0%
		Median	5.7%
		Mean	6.0%

Source: companies' announcement, Bloomberg

We note from the above table that the average discount represented by the placement prices to the closing prices of the respective companies on the trading day immediately before the announcement of the share placements is a discount of approximately 6.0% which is in line with the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date. As highlighted in section (ii) above, we note that on the Announcement Date, Galaxy had a free float of approximately 29.9% or approximately 986.6 million Galaxy Shares. The average daily turnover of the free float of Galaxy Shares was low at 0.3% in the twelve months preceding the Announcement Date based on an average daily trading volume on the Stock Exchange of approximately 2.9 million Galaxy Shares per day. Accordingly, we recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging.

We have also noted a recent private placement by Resorts World Bhd., one of the broadly comparable companies of Galaxy considered in section (iv) above. The private placement involved Resorts World Bhd. placing a 14% interest in Star Cruises Limited to CMY Capital (L) Ltd. undertaken on 13 July 2007. This placement was at a 17.4% discount to the closing price of Star Cruises Limited shares on the last trading day prior to the announcement of the private placement by Resorts World Bhd.

We wish to highlight that the comparison above is merely for illustrative purposes only as the companies in the list of the recent market placement precedents together with Star Cruises Limited are not comparable to Galaxy in terms of size, market capitalisation, business activities, asset base, geographical spread, track record, future prospects and other relevant criteria and each of the recent market placement precedents and the private placement of Star Cruises Limited Shares has occurred under market conditions which may be different from those prevailing at the time of the Disposal.

(vi) Historical price performance of Galaxy Shares

We set out in the chart below the closing price movements of Galaxy Shares for the twelve months preceding 15 October 2007, being the first trading day after the release of the announcement in relation to, among other things, the Disposal (the "Resumption Date") up to the Latest Practicable Date.


Share price (HK$)
Volume traded (m)
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
25
20
15
10
5
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
15-Oct-2006
15-Nov-2006
15-Dec-2006
15-Jan-2007
15-Feb-2007
15-Mar-2007
15-Apr-2007
15-May-2007
15-Jun-2007
15-Jul-2007
15-Aug-2007
15-Sep-2007
15-Oct-2007
Transaction Price

Source: Bloomberg

Notes:

1	19 October 2006	StarWorld Hotel & Casino opened
2	03 November 2006	Macau October gaming revenue increased to US$687m
3	27 November 2006	StarWorld Casino VIP Clubs opened
4	07 December 2006	Moody's placed Galaxy's rating on review for possible downgrade after Galaxy issued US$240m in convertible notes on 6 December 06
5	15 December 2006	Completion of the issue of zero coupon convertible notes
6	09 February 2007	Galaxy announced that it raised its share in Macau gaming market to 22%
7	18 April 2007	Mr. Anthony Thomas Christopher Carter was appointed as a non-executive director of Galaxy
8	03 May 2007	Moody's confirmed Galaxy's B1 rating and stable outlook
9	13 June 2007	Galaxy 5-month profit increased by 25%

10	18 June 2007	Hang Seng Index increased by 2.7% to 21,582.89, biggest increase since May 2004
11	26 June 2007	Galaxy was seeking outside operations for Macau hotel-casino project
12	08 August 2007	Hang Seng Index started to fall and dropped to 20,387.134 on 17 Aug (a 9.5% reduction) before making a recovery
13	18 September 2007	Galaxy announced loss narrowed to HK$267.8m in 1st half 2007
14	04 October 2007	Hang Seng Index posted biggest 2-day fall in 7 weeks to 26,973.98
15	11 October 2007	Galaxy announced, among others, the Subscription Agreement, FRN Agreement and the Share Purchase Agreement
16	16 October 2007	Moody's affirms B1 corporate family rating and senior unsecured rating of Galaxy

In evaluating the reasonableness of the Transaction Price from a market price expectations perspective, on the basis that the stock market may be considered to provide an efficient mechanism by which such price expectations may be expressed, we have considered whether current and historical share prices of Galaxy are reasonable indicators for assessing the financial value of the Galaxy Shares at a given point in time. Under ordinary circumstances, the market valuation of shares traded on a recognised stock exchange may be affected by, inter alia, its relative liquidity, the size of its free float, the extent of research coverage and investor interest it attracts, and the general market sentiment at a given point in time.

The Transaction Price of HK$8.42 is at the upper end of the trading range of the closing prices of Galaxy Shares for the twelve months preceding the Resumption Date to the Latest Practicable Date. The Transaction Price represents:

(a) a discount of 6.4% to the closing price per Galaxy Share of HK$9.00 on the Last Dealing Date;

(b) a discount of approximately 6.2% to the average closing price per Galaxy Share of HK$8.98 for the five consecutive trading days from 28 September 2007 up to and including the Last Dealing Date;

(c) a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August 2007 up to and including the Last Dealing Date;

(d) a discount of 7.9% to the highest closing price of Galaxy Shares of HK$9.14 on 2 October 2007;

(e) a premium of 4.2% to the closing price of Galaxy Shares of HK$8.08 on the Latest Practicable Date.

We have also considered the relative performance of the Galaxy Shares as compared to the overall applicable market (as reflected by the Hang Seng Composite Index ("**Hang Seng Index**") and the Bloomberg/Standard Newspaper Macau Gambling Index ("**MGAMB Index**"), an index of companies listed on the Stock Exchange that are involved or connected with the gaming and entertainment sectors in Macau, during the twelve months preceding the Resumption Date.

Based on the chart below, the Galaxy Share price has underperformed against the overall market as reflected by the Hang Seng Index but outperformed the specific applicable market as reflected by the MGAMB Index during the twelve months preceding the Resumption Date.


Relative Share Price (rebased to 100)
170
160
150
140
130
120
110
100
90
80
70
60
16 Oct 06
16 Nov 06
16 Dec 06
16 Jan 07
16 Feb 07
16 Mar 07
16 Apr 07
16 May 07
16 Jun 07
16 Jul 07
16 Aug 07
16 Sep 07
15 Oct 07
Galaxy Share Price
Heng Seng Index
Bloomberg/Standard Newspaper Macau Gambling Index

Source: Bloomberg

We note that the past trading performance of the Galaxy Shares should not in any way be relied upon as an indication of the future trading performance of Galaxy.

(vii) Financial Effects on the KWIH Group

Net asset value

Immediately after Completion and assuming no change in the number of KWIH Shares in issue from the Latest Practicable Date up to and including the Completion Date, the net asset value per KWIH Share would be increased from HK$4.05 as at 30 June 2007 to HK$4.20.

Earnings

After Completion, KWIH will record a gain of approximately HK$1.47 billion. On the assumption that there is no change in the issued share capital of KWIH and based on 2,455 million KWIH Shares in issue as at the Latest Practicable Date, KWIH will record an earning per KWIH Share of about HK$0.6 immediately after Completion.

Liquidity and gearing ratio

The cash reserves of the KWIH Group as at 30 June 2007 were approximately HK$594 million. The proceeds from the Disposal will substantially improve the cash position of KWIH Group. The gearing ratio of

KWIH Group (calculated as total loans outstanding less cash balance divided by total assets of the KWIH Group) as at 30 June 2007 was 23%. For illustrative purposes only, assuming the net proceeds from the Disposal is HK$3.8 billion and that no additional loans have been utilized by KWIH Group since 30 June 2007, the KWIH Group will be in a net cash position upon Completion.

3. OPINION AND RECOMMENDATION

Based upon the information that has been made available to us and the factors set forth in this letter, as at the Latest Practicable Date having taken into consideration, *inter alia*, the following:

(i) Background to the Disposal;

(ii) Reasons for the Disposal;

(iii) Information on Galaxy including its recent historical net asset position, recent financial performance and Galaxy's statements on its future prospects;

(iv) the EV/EBITDA multiple of Galaxy of 36.8x is above the mean and median EV/EBITDA multiples of the selected broadly comparable companies;

(v) the Price to NAV multiple of Galaxy of 2.1x is within the range but below the mean and median Price to NAV multiples of the selected broadly comparable companies, noting, however, that this analysis is only relevant in the event that Galaxy decides to change the nature of its business or to release or convert the uses of all its assets and does not necessarily reflect the value of Galaxy as a going concern;

(vi) the average discount represented by the recent market placement precedents is a discount of approximately 6.0% which is in line with the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date. We recognise that significant liquidity constraints in the market for Galaxy Shares would make an open market placement of 452,500,000 Galaxy Shares, representing approximately 45.9% of the free float, very challenging;

(vii) a relevant recent private placement by Resorts World Bhd. of a 14% interest in Star Cruises Limited undertaken on 13 July 2007 was at a 17.4% discount to the closing price of Star Cruises Limited shares on the last dealing day prior to the announcement of the private placement compared to the Transaction Price discount of 6.4% to the closing price per Galaxy Share on the Last Dealing Date;

(viii) The Transaction Price of HK$8.42 is at the upper end of the trading range of the closing prices of Galaxy Shares for the twelve months preceding the Resumption Date up to the Latest Practicable Date;

(ix) the Galaxy Share price has underperformed against the overall market as reflected by the Hang Seng Index but outperformed the specific applicable market as reflected by the MGAMB Index during the twelve months preceding the Resumption Date; and

(x) the favourable financial effects to the KWIH Group on an NAV, earnings, liquidity and gearing ratio basis.

We are of the opinion that the terms of the Disposal stipulated under the Share Purchase Agreement including the Transaction Price are on normal commercial terms, in the ordinary and usual course of business, and are fair and reasonable to the KWIH Independent Shareholders. We are also of the opinion that the Disposal is in the interests of the KWIH Group and the KWIH Shareholders as a whole. Accordingly, we advise the KWIH Independent Board Committee to recommend that KWIH Independent Shareholders should vote in favour of the proposed resolution at the KWIH SGM to approve the Disposal and the Share Purchase Agreement and in this regard ANZ shall make the same recommendation to KWIH Independent Shareholders.

Our opinion and recommendation as disclosed in this letter, is based upon the market, economic, industry, monetary and other applicable conditions subsisting on, and the information made available to us as at, the Latest Practicable Date.

Yours faithfully,
for and on behalf of
Australia and New Zealand Banking Group Limited
Glenn Porritt
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Galaxy. The Galaxy Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the Galaxy Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

DISCLOSURE OF INTERESTS

Galaxy Directors' Interests

As at the Latest Practicable Date, the interests of each Galaxy Director in the Galaxy Shares, underlying Galaxy Shares and debentures of Galaxy, and the details of any right to subscribe for Galaxy Shares, as required to be notified to Galaxy and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to Galaxy and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules, were as follows:

(a) Galaxy Shares (including underlying Galaxy Shares)

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Issued Share Capital
Dr. Lui	17,187,632	2,181,518	372,862,426[(1)]	1,313,887,206[(2)]	1,706,118,782	49.40
Francis Lui	11,498,896	—	440,119,661[(3)]	1,313,887,206[(2)]	1,765,505,763	51.12
Chan Kai Nang	380,000	—	—	—	380,000	0.01
Joseph Chee Ying Keung	2,720,000	—	—	—	2,720,000	0.08
Paddy Tang Lui Wai Yu	8,939,722	—	—	1,313,887,206[(2)]	1,322,826,928	38.31
Charles Cheung Wai Bun	252,533	—	—	—	252,533	0.01
Moses Cheng Mo Chi	500,000	—	—	—	500,000	0.01
James Ross Ancell	250,000	—	—	—	250,000	0.01
William Yip Shue Lam	250,000	—	—	—	250,000	0.01
Anthony Thomas Christopher Carter	2,800,000	—	—	—	2,800,000	0.08

(b) Employee Options

Name	Date of grant	Number of Employee Options Held	Exercise price (HK$)	Exercise period
Dr. Lui	20 May 1998	1,500,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	2,700,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	590,000	4.5900	22 Oct 2006 – 21 Oct 2011
Francis Lui	20 May 1998	1,000,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	6,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	580,000	4.5900	22 Oct 2006 – 21 Oct 2011
Chan Kai Nang	28 Feb 2003	110,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
Joseph Chee Ying Keung	21 Oct 2005	270,000	4.5900	22 Oct 2006 – 21 Oct 2011
Paddy Tang Lui Wai Yu	21 Oct 2005	3,000,000	4.5900	22 Oct 2005 – 21 Oct 2011
	21 Oct 2005	400,000	4.5900	22 Oct 2006 – 21 Oct 2011
Charles Cheung Wai Bun	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
Moses Cheng Mo Chi	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	200,000	4.5900	22 Oct 2006 – 21 Oct 2011
James Ross Ancell	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
William Yip Shue Lam	21 Oct 2005	250,000	4.5900	22 Oct 2006 – 21 Oct 2011
Anthony Thomas Christopher Carter	21 Oct 2005	2,500,000	4.5900	22 Oct 2005 – 21 Oct 2011

(c) Debentures[4]

Name	Amount of Debentures		
	Corporate Interests (HK$)	Other Interests (HK$)	Total Interests (HK$)
Dr. Lui	—	—	—
Francis Lui	—	—	—
Paddy Tang Lui Wai Yu	—	—	—

Notes:

(1) 80,387,837 Galaxy Shares, 305,401 Galaxy Shares, 106,716,107 Galaxy Shares, 162,484,047 Galaxy Shares, 13,308,179 Galaxy Shares and 9,660,855 Galaxy Shares were, at the Latest Practicable Date, respectively held by Best Chance Investments Ltd., Po Kay Securities & Shares Company Limited, Super Focus, Sutimar, Premium Capital and Mark Liaison, all controlled by Dr. Lui.

(2) The Principal Trust established by Dr. Lui as founder was, at the Latest Practicable Date, interested in 1,313,887,206 Galaxy Shares. Dr. Lui, Francis Lui and Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the Principal Trust, are deemed to have an interest in those shares in which the Principal Trust has an interest.

(3) As at the Latest Practicable Date, 114,504,039 Galaxy Shares were held by Recurrent Profits which is controlled by Francis Lui. Top Notch Opportunities Limited ("Top Notch") is interested in 231,615,731 underlying Galaxy Shares. Kentlake International Investments Limited ("Kentlake") is interested in 60,000,000 Galaxy Shares and 33,999,891 underlying Galaxy Shares. Both Top Notch and Kentlake are controlled by Francis Lui.

(4) Pursuant to the FRN Agreement, Galaxy agreed to repay in full FRNs in the amount of HK$2,320,898,413 in which Dr. Lui and Paddy Lui Wai Yu are interested and HK$2,371,805,067 in which Francis Lui is interested.

Save as disclosed above, as at the Latest Practicable Date, none of the Galaxy Directors and chief executive of Galaxy (if any) had any interests or short positions in the Galaxy Shares, underlying Galaxy Shares and debentures of Galaxy or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to Galaxy and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to Galaxy and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules.

Substantial Shareholders' Interests

(a) *Interests in Galaxy*

As at the Latest Practicable Date, the interests of every person (not being a Galaxy Director or chief executive of Galaxy) in the Galaxy Shares and underlying Galaxy Shares of Galaxy as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Galaxy Shares (Long Position)	Percentage of Issued Share Capital	Number of Galaxy Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	7.69	265,615,622	7.69
City Lion Profits Corp.	1,313,887,206	38.05	—	—
Davos Investment Holdings Private Limited	265,615,622	7.69	265,615,622	7.69
ENB Topco 2 S.à.r.l	625,072,627	18.10	—	—
Guoco Group Limited	265,615,622	7.69	265,615,622	7.69
Guoline Capital Assets Limited	265,615,622	7.69	265,615,622	7.69
Guoline Overseas Limited	265,615,622	7.69	265,615,622	7.69

Name	Number of Galaxy Shares (Long Position)	Percentage of Issued Share Capital	Number of Galaxy Shares (Short Position)	Percentage of Issued Share Capital
HL Holdings Sdn Bhd	265,615,622	7.69	265,615,622	7.69
Hong Leong Company (Malaysia) Berhad	265,615,622	7.69	265,615,622	7.69
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	7.69	265,615,622	7.69
HSBC International Trustee Limited	1,313,887,206 *(Note)*	38.05	—	—
Kwek Holdings Pte Ltd	265,615,622	7.69	265,615,622	7.69
Kwek Leng Kee	265,615,622	7.69	265,615,622	7.69
K. Wah International Holdings Limited	162,484,047	4.71	—	—
Pedro Ho On Chun	176,250,301	5.10	—	—
Permira Holdings Limited	775,884,000	22.47	—	—
Quek Leng Chan	265,615,622	7.69	265,615,622	7.69
Top Notch Opportunities Limited	231,615,731	6.71	—	—

Note: HSBC International Trustee Limited is the trustee of the Principal Trust, established by Dr. Lui as founder, which is interested in 1,313,887,206 Galaxy Shares.

There was duplication of interests of:

(i) 1,313,887,206 Galaxy Shares between Dr. Lui, Francis Lui, Ms. Paddy Tang Lui Wai Yu, City Lion and HSBC International Trustee Limited;

(ii) 162,484,047 Galaxy Shares between Dr. Lui and KWIH;

(iii) 231,615,731 underlying Galaxy Shares between Francis Lui and Top Notch;

(iv) 60,000,000 Galaxy Shares and 33,999,891 underlying Galaxy Shares between Francis Lui and Mr. Pedro Ho On Chun;

(v) 265,615,622 Galaxy Shares (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan; and

(vi) 625,072,627 Galaxy Shares between Permira Holdings Limited and ENB Topco 2 S.à.r.l.

(b) *Interests in other members of the Galaxy Group*

Save as disclosed below, so far as is known to the Galaxy Directors, there is no person (other than a Galaxy Director) who, as at the Latest Practicable Date, is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other subsidiary of the Galaxy Group:

Name of subsidiary	Name of direct or indirect owner of shares or equity interest (as the case may be)	Effective % of equity interest held
Archiever Capital Limited	Pedro Ho On Chun	10%
Beijing Shoujia Stones Co., Ltd.	Beijing Shougang Limestone Mine Company 北京首鋼石灰石礦	45%
Charm Rich International Limited	Pedro Ho On Chun	10%
E-cost Enterprises Limited	Ke Guo Bin	22.22%
Fast Concrete Limited	Joint Link Development Limited	25%
Firmever Limited	Joint Link Development Limited	25%
Forcecharm Investments Limited	Sumitomo Osaka Cement Co., Ltd.	20%
Galaxy Casino, S.A.	Pedro Ho On Chun	10%
Galaxy Entertainment Finance Company Limited	Pedro Ho On Chun	10%
Galaxy Hotel Management Company Limited	Pedro Ho On Chun	10%
Galaxy Professional Services Limited	Pedro Ho On Chun	10%
Galaxy Project Management Company Limited	Pedro Ho On Chun	10%
Galaxy Tour & Travel Co. Ltd.	Pedro Ho On Chun	10%
Guangzhou Jiafang Concrete Co., Ltd.	Guangzhou Hongtu Enterprise Company 廣州宏圖實業公司	20%
	Guangzhou Land Development Integrated Services Company 廣州市土地開發綜合服務公司	10%
	Guangzhou Real Estate Enterprise Company 廣州市房地產實業總公司	10%
K. Wah Concrete (Huizhou Daya Bay) Limited	Dayabay Hong Kong Limited	20%
K. Wah Concrete Technology Consultancy Limited	Dayabay Hong Kong Limited	20%
KWP Quarry Co. Limited	Pioneer Quarries (Hong Kong) Limited	36.5%
Majestic Orient Limited	Pedro Ho On Chun	10%

Name of subsidiary	Name of direct or indirect owner of shares or equity interest (as the case may be)	Effective % of equity interest held
New Galaxy Entertainment Company Limited	Pedro Ho On Chun	10%
Oi Ling Ding (Zhuhai) Precast Concrete Products Limited	Zhuhai Eastern District Hengsheng Construction Materials Company Limited 珠海市東區恆升建材有限公司	25%
Perfect Smart International Limited	Pedro Ho On Chun	10%
Right Grand Investments Limited	Sumitomo Osaka Cement Co., Ltd.	20%
Shanghai Ganghui Concrete Co., Ltd.	Shanghai Xufang Construction Enterprise Company 上海徐房建築實業公司	40%
Shanghai Jiafu Concrete Co., Ltd.	Shanghai Fusheng Zhejiang Construction Materials Company Limited 上海富盛浙工建材有限公司	45%
Shanghai Jiajian Concrete Co., Ltd.	Shanghai Diyishizheng Construction Materials Company Limited 上海市第一市政工程有限公司	39%
Sky Majestic Enterprises Limited	Pedro Ho On Chun	10%
StarWorld Hotel Company Limited	Pedro Ho On Chun	10%
Success Management Services Company Limited	Pedro Ho On Chun	10%
Success Tower Properties Limited	Pedro Ho On Chun	10%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%
Top Line Road Safety Engineering Co. Limited	Hui Tak Chin	22%
	Wan Wing Shun	10%
Wealth Ahead Investments Limited	Pedro Ho On Chun	10%
Wise Concrete Limited (incorporated in the British Virgin Islands)	Joint Link Development Limited	25%
Wise Concrete Limited (incorporated in Macau)	Joint Link Development Limited	25%
Year Forward Limited	Pedro Ho On Chun	10%

Save as disclosed above, as at the Latest Practicable Date, Galaxy had not been notified by any persons who had interests or short positions in the Galaxy Shares or underlying Galaxy Shares of Galaxy which would fall to be disclosed to Galaxy under Divisions 2 and 3 of Part XV of the SFO.

COMPETING INTERESTS OF GALAXY DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, none of the Galaxy Directors or their respective associates was interested in any business (other than as an independent non-executive Galaxy Director) which competes or is likely to compete, either directly or indirectly, with the business of the Galaxy Group.

GALAXY DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Galaxy Directors has entered into any service contracts with any members of the Galaxy Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

LITIGATION

As at the Latest Practicable Date, no member of the Galaxy Group was engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Galaxy Directors to be pending or threatened by or against any member of the Galaxy Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Galaxy Group in the two years last preceding the Latest Practicable Date and are or may be material:

(1) an Indenture dated 14 December, 2005 between Galaxy Entertainment Finance Company Limited, Galaxy Casino, S.A. and The Bank of New York in respect of the issue of US$600,000,000 principal amount notes by Galaxy Entertainment Finance Company Limited;

(2) an Indenture dated as of 14 December, 2006 between Galaxy as Issuer and The Bank of New York as Trustee in respect of the Galaxy Convertible Bonds;

(3) the Subscription Agreement;

(4) the Investors' Rights Agreement;

(5) the FRN Agreement; and

(6) a Placing Agreement dated 11 October, 2007 between Galaxy and Merrill Lynch Far East Limited relating to 150,000,000 Galaxy Shares.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the Galaxy Directors were not aware of any material adverse change in the financial or trading position of the Galaxy Group since 31 December, 2006, the date to which the latest audited consolidated financial statements of the Galaxy Group were made up.

INTERESTS IN ASSETS OF THE GALAXY GROUP

As at the Latest Practicable Date, none of the Galaxy Directors had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the Galaxy Group since 31 December 2006 (being the date to which the latest published audited consolidated financial statements of Galaxy were made up).

INTERESTS IN CONTRACTS OF GALAXY

As at the Latest Practicable Date, and save as disclosed herein, none of the Galaxy Directors was materially interested in any contracts or arrangements entered into by any member of the Galaxy Group and subsisting as at the Latest Practicable Date which was significant in relation to the business of the Galaxy Group.

GENERAL

a. The registered office of Galaxy is at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

b. The Company secretary of Galaxy is Ms. Kitty Chan Lai Kit, B.A., an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

c. The qualified accountant of Galaxy is Mr. Cheung Wing Hong, Fellow of the Hong Kong Institute of Certified Public Accountants, Fellow of Chartered Certified Accountants and Associate Chartered Accountant.

d. The share registrars and transfer office of Galaxy is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

INDEBTEDNESS OF THE KWIH GROUP

As at the close of business on 30 September, 2007, being the latest date for ascertaining certain information relating to this indebtedness statement, the KWIH Group had outstanding borrowings of approximately HK$4,757 million, comprising bank loans of approximately HK$4,618 million (with secured bank loans of approximately HK$2,511 million and unsecured bank loans of approximately HK$2,107 million), the KWIH Bonds of HK$34 million due on 23 March, 2009 and loans from minority shareholders of subsidiaries of approximately HK$105 million.

The following table summarises the KWIH Group's borrowings as 30 September, 2007:

	HK$'000
Bank loans repayable	
Within one year	1,943,900
Between one and two years	1,870,946
Between two and five years	803,425
	4,618,271
The KWIH Bonds repayable[Note]	
Between one and two years	33,961
Loans from minority shareholders of subsidiaries	
Repayable on demand	104,379
	4,756,611

Note: The face value of the KWIH Bonds outstanding as at 30 September, 2007 was HK$40,000,000.

Certain current banking facilities of the KWIH Group are secured by legal charges on investment properties, leasehold land and buildings, properties under development for sale and completed properties held for sale with an aggregate book value of approximately HK$8,611 million as at 30 September, 2007.

As at 30 September, 2007, the KWIH Group has contingent liabilities comprising guarantees for banking facilities of joint controlled entities of approximately HK$1,225 million, of which approximately HK$738 million have been utilised.

As at 30 September, 2007, KWIH had executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business, as at the close of business on 30 September 2007, the KWIH Group did not have any outstanding debt securities issued and outstanding or authorised or otherwise created but un-issued, term loans, other borrowings or indebtedness in the nature of borrowings including bank overdrafts, liabilities under acceptances (other than normal trade bills), acceptance credits, hire purchase commitments, mortgages, charges, guarantees or other material contingent liabilities.

For the purposes of the foregoing statement of indebtedness foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30 September, 2007.

WORKING CAPITAL

Taking into account the net proceeds from the Disposal, available financial resources and banking facilities and cashflows from operations, the KWIH Directors are of the opinion that the KWIH Group has sufficient working capital for its present requirements, that is for at least the next twelve months from the date of this circular.

FINANCIAL & TRADING PROSPECTS

For the 6 months ended 30 June, 2007, KWIH recorded a turnover of HK$1,759 million (HK$129 million for the corresponding period in 2006), and an increase of profit attributable to shareholders by 306% to HK$439 million (HK$108 million for the corresponding period 2006). The increase in turnover was mainly due to the recognition of the sales of the KWIH Group's Shanghai Westwood Phase I during the Period. Earning per KWIH share was 18.06 HK cents, as compared to 4.52 HK cents for the corresponding period in 2006.

The KWIH Group's property development business in the PRC continued to grow, despite various policies and measures by the PRC Central Government to cool down the PRC property market. Property market in core cities of the PRC has remained active. Second-tier cities also attract interest of foreign investors. Most of the residential units of the KWIH Group's Shanghai Westwood Phase I have been sold. Construction of Phase II has commenced. Other existing development projects of the KWIH Group have been progressing well in accordance with schedules.

The KWIH Group has been actively identifying suitable sites and investment opportunities in both the PRC and in Hong Kong. On 8 August, 2007, the KWIH Group, through public land auction in Mainland China, has acquired one piece of land in Guangzhou Huadu for residential development at a consideration of Renminbi(¥) 206 million. The land has a site area of approximately 454,000 square feet. The KWIH Group has been actively participating in land auctions in the PRC in search for suitable sites and investment opportunities not only in metropolitan areas such as Guangzhou and Shanghai but also in second-tier cities such as Qingdao, Kunming and Wuxi. The KWIH Directors believe that the expansion into these second-tier cities will position the KWIH Group for long-term sustainable growth.

The KWIH Group has entered in joint ventures with other developers to develop land in Hong Kong, namely, (i) Pak Shek Kok Reclamation area, Tai Po (being Taipo Town Lot 188 in which the KWIH Group has a 25% and Taipo Town Lot 186 in which the KWIH Group has a 15% interest), (ii) Hoi Wan Road site in West Kowloon Reclamation area in which the KWIH Group has a 15% interest, and (iii) Aberdeen Inland Lot No. 451 in which the KWIH Group has a 35% and acts as the project manager of this land development. The KWIH Group will complete its development projects at The Great Hill and J Residence in the second half of 2007 when the sale revenue and profits will be recognized accordingly.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to KWIH. The KWIH Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the KWIH Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

KWIH DIRECTORS' INTEREST IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each KWIH Director in KWIH Shares, underlying shares and debentures of KWIH or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for KWIH Shares and of the exercise of such rights, as required to be notified to KWIH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of KWIH required under Section 352 of the SFO, or as otherwise notified to KWIH and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) KWIH Shares

	Number of KWIH Shares				Approximate
Directors	Personal Interests	Family Interests	Corporate Interests	Total	% of Issued Share Capital
Dr. Lui	6,558,534	7,256,345[1]	1,326,706,115[2]	1,340,520,994	54.58
Francis Lui	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	580,000	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,245,046	—	—	2,245,046	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	8,340,371	0.34
Sir David Akers-Jones	150,000	—	—	150,000	0.01
Michael Leung Man Kin	100,000	—	—	100,000	0.00
Philip Wong Kin Hang	601,226	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	550,000	0.02
Robin Chan Yau Hing	936,563	—	—	936,563	0.04
Charles Cheung Wai Bun	607,239	—	—	607,239	0.02
Robert George Nield	500,000	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective KWIH Directors in the capacity of beneficial owners.

(b) Share Options of KWIH

Directors	Options held at the Latest Practicable Date	Exercise Price per Share *(HK$)*	Exercise period
Dr. Lui	1,350,000	1.906	22 Oct 2006–21 Oct 2011
Francis Lui	1,340,000	1.906	22 Oct 2006–21 Oct 2011
Eddie Hui Ki On	580,000	1.906	22 Oct 2006–21 Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22 Oct 2006–21 Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22 Oct 2006–21 Oct 2011
Sir David Akers-Jones	150,000	0.720	1 Mar 2004–28 Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22 Oct 2006–21 Oct 2011
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	500,000	1.906	22 Oct 2006–21 Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22 Oct 2006–21 Oct 2011
Robert George Nield	500,000	1.906	22 Oct 2006–21 Oct 2011

Notes:

(1) Dr. Lui is deemed to be interested in 7,256,345 KWIH Shares through the interests of his spouse.

(2) These 1,326,706,115 shares represent the aggregate of (i) 35,696,109 KWIH Shares held by Best Chance Investments Ltd., (ii) 3,095,377 KWIH Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 KWIH Shares held by Favor Right Investments Limited, (iv) 1,086,035,985 KWIH Shares held by Super Focus Company Limited, (v) 135,435,613 KWIH Shares held by Premium Capital Profits Limited, and (vi) 58,157,031 KWIH Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Lui.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the KWIH Directors and chief executive (if any) had any interests or short positions in the KWIH Shares, underlying shares and debentures of KWIH or any of its associated corporations (within the meaning of Part XV of the SFO) required to be notified to KWIH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of KWIH required under Section 352 of the SFO, or as otherwise notified to KWIH and the Stock Exchange pursuant to Appendix 10 of the Listing Rules.

Substantial shareholders' interest in securities

(a) KWIH

As at the Latest Practicable Date, so far as is known to any KWIH Director, the interests of every person (other than KWIH Directors) who had interests or short positions in the KWIH Shares or underlying KWIH Shares of KWIH which would fall to be disclosed to KWIH under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by KWIH under section 336 of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the KWIH Group, were as follows:

Name of Shareholder	Number of Ordinary Share (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985(1)	44.22
Penta Investment Advisers Limited	387,574,033(2)	15.78
John Zwaanstra	387,574,033(3)	15.78
Star II Limited	193,592,644(1)	7.88
Penta Asia Fund, Ltd.	163,668,672(4)	6.66
Todd Zwaanstra	163,668,672(5)	6.66
Mercurius GP LLC	163,668,672(6)	6.66

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in 1,086,035,985 KWIH Shares and 193,592,644 KWIH Shares respectively and both are solely owned and controlled by Dr. Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 KWIH Shares in the capacity of investment manager.

(3) These refer to the same interests in the 387,574,033 KWIH Shares held referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the KWIH Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the KWIH Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 KWIH Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaanstra was deemed to have interests in the 163,668,672 KWIH Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in 163,668,672 KWIH Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interest of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than 1/3 of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

Save as disclosed above, as at the Latest Practicable Date, KWIH had not been notified by any persons who had interests or short positions in the KWIH Shares or underlying shares of KWIH which would fall to be disclosed to KWIH under Divisions 2 and 3 of Part XV of the SFO.

(b) Other members of the KWIH Group

Save as disclosed below, so far as is known to the KWIH Directors, there is no person (other than a KWIH Director) who, as at the Latest Practicable Date, is directly or indirectly interested in 10% or more of the nominal value of any class of shares capital carrying rights to vote in all circumstances at general meetings of any other members of the KWIH Group:

Name of subsidiary	Name of owner of shares or equity interest (as the case may be)	Effective % of equity interest held
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
Chely Well Limited	Tidefull Investment Limited	28%
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Max Orient Holdings Limited	30%
	Shanghai Xu Fang (Group) Co., Ltd. 上海徐房（集團）有限公司	15%

COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu (collectively, the "KWIH Relevant Directors"), are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("Competing Business") may compete, directly or indirectly, with the KWIH Group. The KWIH Relevant Directors are also the directors of certain holding companies of the Competing Business.

Notwithstanding that the KWIH Relevant Directors are also KWIH Directors, the KWIH Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that KWIH has a strong and independent Board with 7

out of 12 KWIH Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/ accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. KWIH has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The KWIH Relevant Directors are fully aware of their fiduciary duty to KWIH, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The KWIH Directors therefore considered that the Group's interest is adequately safeguarded.

Same as disclosed above, there is no other competing business between the KWIH Directors and his/her respective associates and the KWIH Group.

SERVICE CONTRACTS

At the Latest Practicable Date, none of the KWIH Directors had entered into any service contract with any member of the KWIH Group which will not expire and is not terminable by the relevant member of the KWIH Group within one year without payment of any compensation, other than statutory compensation.

LITIGATION

At the Latest Practicable Date, no member of the KWIH Group was engaged in any litigation or claim of material importance to the KWIH Group and no litigation or claim of material importance to the KWIH Group is known to the KWIH Directors to be pending or threatened against any member of the KWIH Group.

MATERIAL CONTRACTS

The following contract (not being a contract entered into in the ordinary course of business) has been entered into by members of the KWIH Group in the two years last preceding the Latest Practicable Date and is or may be material, namely, the Share Purchase Agreement.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the KWIH Directors were not aware of any material adverse change in the financial or trading position of the KWIH Group since 31 December, 2006, the date to which the latest audited consolidated financial statements of the KWIH Group were made up.

INTERESTS IN ASSETS OF THE KWIH GROUP

As at the Latest Practicable Date, none of the KWIH Directors had any direct or indirect interests in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by or leased to, any member of the KWIH Group since 31 December, 2006 (being the date to which the latest published audited consolidated financial statements of KWIH were made up).

INTERESTS IN CONTRACTS OF KWIH

As at the Latest Practicable Date, and save as disclosed herein none of the KWIH Directors was materially interested in any contracts or arrangements entered into by any member of the KWIH Group and subsisting as at the Latest Practicable Date which was significant in relation to the business of the KWIH Group.

GENERAL

(a) The registered office of KWIH is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(b) The principal place of business of KWIH in Hong Kong is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of KWIH is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/ advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants Association of Canada.

(d) The Hong Kong Branch Share Registrars and transfer office of KWIH is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

EXPERTS AND CONSENTS

The following are the qualifications of the experts who have given opinions in this circular:

Name	Qualification
ANZ	a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO
Commerzbank	a licensed bank under the Banking Ordinance and an authorized financial institution under the SFO, permitted to conduct type 1 (deal in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO

As at the Latest Practicable Date neither of ANZ and Commerzbank had any beneficial interests in the share capital of any members of the Galaxy Group or of the KWIH Group or had any rights, whether legally enforceable or not, to subscriber for or to nominate persons to subscribe for securities in any members of the Galaxy Group or of the KWIH Group or had any interests, either directly or indirectly, in any assets which since 31 December, 2006 (being the date to which the latest published audited financial statements of each of Galaxy and KWIH were made up) were acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any members of the Galaxy Group or of the KWIH Group.

Each of ANZ and Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which it appears.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Richards Butler at 20th Floor, Alexandra House, 16–20 Chater Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including the date of the Galaxy EGM and the KWIH SGM, whichever is the later, and at the Galaxy EGM and the KWIH SGM:

1. the memorandum and articles of association of Galaxy;

2. the memorandum of association and bye-laws of KWIH;

3. the annual report including the audited consolidated financial statements of Galaxy for each of the years ended 31 December, 2005 and 2006 and the interim report including certain unaudited consolidated financial statements of Galaxy for the six months ended 30 June, 2007;

4. the annual report including the audited consolidated financial statements of KWIH for each of the years ended 31 December, 2005 and 2006 and the interim report including certain unaudited consolidated financial statements of KWIH for the six months ended 30 June, 2007;

5. the material contracts of the Galaxy Group referred to in Appendix I to this circular;

6. the material contracts of the KWIH Group referred to in Appendix II to this circular;

7. the FRNs;

8. Circulars issued by KWIH under Chapter 14 of the Listing Rules since 31 December 2006 including:

    a. a circular dated 19 April, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Tai Po Town Lot No. 188 at Pak Shek Kok Reclamation Phase 1, Site C, Tai Po, New Territories;

    b. a circular dated 20 June, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Kowloon Inland Lot No. 11073 at the junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area, Kowloon, Hong Kong; and

    c. a circular dated 25 October, 2007 in respect of the Discloseable Transaction and Formation of a Joint Venture for Development of Land in Hong Kong known as Tai Po Town Lot No. 186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories.

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Galaxy Entertainment Group Limited (the "Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 10:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions with or without amendment:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the authorised share capital of the Company be increased from HK$688,800,000 to HK$900,000,000 by the creation of an additional 2,112,000,000 shares of HK$0.10 each, which new shares shall rank *pari passu* in all respects with the existing shares in the capital of the Company;

(b) each of:

(i) the Subscription Agreement (the "Subscription Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by, ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of in aggregate 323,384,000 new shares in the Company;

(ii) the Investors' Rights Agreement (the "Investors' Rights Agreement") dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, Permira IV L.P.1, City Lion Profits Corp., Super Focus Company Limited, Mark Liaison Limited, Premium Capital Profits Limited, Dr. Che-woo Lui, Recurrent Profits Limited, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu concerning ENB LUX 1 S.à.r.l's right to appoint directors to the board of the Company, amongst other things;

(iii) the FRN Conversion and Repayment Agreement (the "FRN Agreement") dated 8 October, 2007 between the Company, City Lion Profits Corp. and Recurrent Profits Limited in relation to the conversion and repayment of the "Class B" Variable Rate Unsecured Loan Notes in aggregate principal

amount of HK$2,371,805,067 issued by the Company on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;

(copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in those agreements and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to those agreements and the arrangements contemplated thereunder including but not limited to the issue of the Subscription Shares referred to in the Subscription Agreement and the Conversion Shares referred to in the FRN Agreement; and

(c) without prejudice to the generality of para (b) of this resolution the Directors of the Company be and are hereby authorised to issue any shares that may fall to be issued under the Anti-Dilution Rights granted in the Subscription Agreement up to a maximum number of 510,358,272 shares under authority of the general mandate to issue shares granted to the Directors at the annual general meeting of the Company held on 26 June, 2007."

2. "**THAT** Martin Clarke be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

3. "**THAT** Guido Paolo Gamucci be and is hereby appointed a Director of the Company with effect from Completion as defined in the Subscription Agreement dated 8 October, 2007 between the Company, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and Permira IV L.P.1 for the subscription by ENB LUX 1 S.à.r.l and ENB LUX 2 S.à.r.l of new shares in the Company."

4. "**THAT:**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; and (bb) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 330,179,136 shares, being 10% of the share capital of the Company in issue on 26 June, 2007 pursuant to the authority granted by the Shareholders on that day), and this approval shall be limited accordingly, and

(c) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

5. "**THAT** conditional upon the passing of the resolution numbered 4 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the resolution numbered 4 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the shareholders at the annual general meeting held on 26 June, 2007, provided that such amount shall not exceed 330,179,136 shares, being 10% of the aggregate nominal amount of the issued share capital of the Company at the date of such annual general meeting."

By Order of the Board
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Dated 5 November, 2007

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

Notes:

1. A blue form of proxy to be used for the meeting is enclosed. Completion and return of the blue form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and, in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong (marked for the attention of the Company Secretary) not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. All the resolutions will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock code: 173)

NOTICE IS HEREBY GIVEN that a special general meeting of K. Wah International Holdings Limited ("Company") will be held at Conrad Hong Kong, Chatham Room, Level 7, Pacific Place, 88 Queensway, Hong Kong at 11:00 a.m. on Wednesday, 21 November, 2007 for the purpose of considering and, if thought fit, passing the following resolution (with or without amendment) which will be proposed as an ordinary resolution:

"**THAT** the agreement (the "Share Purchase Agreement") dated 8 October, 2007 between Sutimar Enterprises Limited, ENB LUX 1 S.à.r.l, ENB LUX 2 S.à.r.l and the Company (as guarantor) in relation to the proposed disposal of 452,500,000 shares in Galaxy Entertainment Group Limited (a copy of which has been produced to this meeting and initialed by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the Directors of the Company be and are hereby authorised to implement all the transactions referred to in the Share Purchase Agreement and to do all such acts and things and execute all such documents as might in the opinion of the Directors be desirable or necessary to give effect to the Share Purchase Agreement and the arrangements contemplated thereunder."

By Order of the Board
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Dated 5 November, 2007

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Notes:

1. A WHITE form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business in Hong Kong of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong ***(marked for the attention of the Company Secretary)*** not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this Notice, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

附註：

1. 茲附奉適用於大會之**白色**代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。

4. 委任代表之文件及簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要辦事處，地址為香港北角渣華道191號嘉華國際中心29樓***（註明致本公司秘書收）***，方為有效；倘無依時交回，代表委任文件將不被視作有效。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或所委托之代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或所委托之代表代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士而獨立非執行董事則為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）

（股份代號：173）

茲通告K. Wah International Holdings Limited嘉華國際集團有限公司（「本公司」）謹訂於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈為普通決議案的決議案（不論有否修訂）：

「**動議**批准、追認及確認Sutimar Enterprises Limited、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l與本公司（作為擔保人）所訂立日期為二零零七年十月八日有關擬出售銀河娛樂集團有限公司452,500,000股股份之股份出讓協議（「股份出讓協議」）、協議副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事實行股份出讓協議所述一切交易，並進行彼等認為對股份出讓協議及據此擬進行之安排生效乃屬必要或權宜之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
秘書
陳明德

香港，二零零七年十一月五日

香港主要辦事處：
香港北角
渣華道191號
嘉華國際中心
二十九樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就有關股份投票。就此而言，已故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以按股數投票方式表決。

7. 於本通告日期，本公司之執行董事為呂志和博士(主席)、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生，而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

(iii) 本公司股東於股東大會以普通決議案撤銷或修改本決議案所作出之授權。」

5. 「**動議**待召開本大會通告內第4項決議案獲通過後，擴大根據第4項決議案(a)段向本公司董事授出行使本公司權力之一般授權，加入本公司按於二零零七年六月二十六日舉行之股東週年大會上股東作出之授權而購回本公司股本面值總額之金額，惟有關數目不得超過330,179,136股股份，即於該股東週年大會當日本公司已發行股本面值總額之10%。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

二零零七年十一月五日

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

附註：

1. 茲附奉適用於大會之藍色代表委任表格。本公司股東填妥及交回藍色代表委任表格後，仍可親身出席大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作已撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及於按股數投票時表決。在於按股數表決時，任何投票均可親身或由委任代表代為作出。受委任代表毋須為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權之授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之授權人簽署。

4. 委任代表之文件連同簽署授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室(註明致公司秘書收)，方為有效；倘無交回，代表委任文件將不被視作有效。

(b) 本公司董事依據上文(a)段批准配發或同意有條件或無條件配發(不論依據購股權或其他方式配發)之股本面值總額，除根據下述各項外：

(i) 配售新股；

(ii) 按照本公司所發行任何認股權證或可轉換為本公司股份之任何證券之條款下認購或轉換權獲行使；

(iii) 本公司當時根據香港聯合交易所有限公司證券上市規則採納以授出或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排下任何購股權獲行使；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似安排以配發股份，以代替本公司股份之全部或部分股息，

不得超過以下各項之總和：(aa)本公司於本決議案通過之日已發行股本面值總額20%；及(bb)本公司於本決議案通過後購回之本公司股本面值(最多不得超過於二零零七年六月二十六日股東作出授權當日本公司已發行股本之10%，即330,179,136股股份)，而此項批准亦須受此限制；及

(c) 就本議案而言：

「**配售新股**」指本公司董事會於訂定期間內向於指定記錄日期在股東名冊內登記之本公司股份持有人，按其當時持股比例配售新股之建議，惟本公司董事有權就零碎股份或考慮到任何香港以外地區之法律或該等地區任何認可監管機構或證券交易所之規定之任何限制或責任後，作出彼等認為必要或權宜權利以取消或作出其他安排；及

「**有關期間**」指本決議案通過之日起至下列最早發生日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定須舉行下屆股東週年大會之期限屆滿；或

還之「B類」浮息無抵押貸款票據所訂立日期為二零零七年十月八日之浮息票據兌換及償還協議(「浮息票據協議」)，

分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事實行該等協議所述之一切交易，並進行彼等認為達成該等協議及據此擬進行之安排乃屬必要或權宜之一切行動及事宜並簽立一切有關文件，包括但不限於按認購協議所述發行認購股份及按浮息票據協議所述發行兌換股份；及

(c) 在不損害本決議案(b)段所述之一般性原則下，授權本公司董事，按於二零零七年六月二十六日舉行之股東週年大會上授予董事發行股份之一般授權下之權力，發行根據認購協議所賦予反攤薄權利項下可能須予發行最多不超過510,358,272股股份。」

2. 「**動議**委任Martin Clarke為本公司董事，由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

3. 「**動議**委任Guido Paolo Gamucci為本公司董事，由本公司與ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購本公司新股份之認購協議中所界定完成當日起生效。」

4. 「**動議**：

(a) 在下文(b)段之規限下，一般性及無條件批准本公司董事於有關期間內行使本公司所有權力以配發、發行及處理本公司股本中之額外股份，並作出或授出可能須於有關期間或之後行使有關權力之售股建議、協議及購股權；

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

茲通告銀河娛樂集團有限公司(「本公司」)謹訂於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳召開股東特別大會，藉以考慮及酌情通過下列將提呈為普通決議案之決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

(a) 藉增設2,112,000,000股每股面值0.10港元之額外股份，將本公司之法定股本由688,800,000港元增加至900,000,000港元，該等新股份在各方面將與本公司股本內之現有股份享有同等權利；

(b) 批准、追認及確認：

(i) 本公司、ENB LUX 1 S.à.r.l、ENB LUX 2 S.à.r.l及Permira IV L.P.1 所訂立日期為二零零七年十月八日有關ENB LUX 1 S.à.r.l及ENB LUX 2 S.à.r.l認購合共323,384,000股本公司新股份之認購協議(「認購協議」)；

(ii) 本公司、ENB LUX 1 S.à.r.l、Permira IV L.P.1、City Lion Profits Corp.、Super Focus Company Limited、Mark Liaison Limited、Premium Capital Profits Limited、呂志和博士、Recurrent Profits Limited、呂耀東先生及鄧呂慧瑜女士就(其中包括)ENB LUX 1 S.à.r.l委任董事加入本公司董事會之權利所訂立日期為二零零七年十月八日之投資者權利協議(「投資者權利協議」)；

(iii) 本公司、City Lion Profits Corp.及Recurrent Profits Limited就兑換及償還本公司於二零零五年七月二十二日發行(其後於二零零六年一月十四日修訂)本金額合共2,371,805,067港元並須於二零零八年九月三十日償

3. 銀河娛樂包括截至二零零五年及二零零六年十二月三十一日止各年度經審核綜合財務報表之年報，以及銀河娛樂包括截至二零零七年六月三十日止六個月若干未經審核綜合財務報表之中期報告；

4. 嘉華國際包括截至二零零五年及二零零六年十二月三十一日止各年度經審核綜合財務報表之年報，以及嘉華國際包括截至二零零七年六月三十日止六個月若干未經審核綜合財務報表之中期報告；

5. 本通函附錄一所述銀河娛樂集團之重大合約；

6. 本通函附錄二所述嘉華國際集團之重大合約；及

7. 浮息票據。

8. 嘉華國際自二零零六年十二月三十一日根據上市規則第14章刊發之通函，當中包括：

    a. 日期為二零零七年四月十九日之通函，關於須予披露交易及成立合營公司藉以發展位於香港之地塊（即新界大埔大埔市地段188號白石角填海工程第一期C地盤）；

    b. 日期為二零零七年六月二十日之通函，關於須予披露交易及成立合營公司藉以發展位於香港之地塊（即香港九龍內地段第11073號九龍西九龍填海區海泓道、欣翔道及友翔道交界）；

    c. 日期為二零零七年十月二十五日之通函，關於就須予披露交易及成立合營公司藉以發展位於香港之地塊（即新界大埔大埔市地段186號白石角填海工程第一期B地盤）。

專家及同意書

以下為於本通函提供意見之專家之專業資格：

名稱	資格
ANZ	銀行業條例下持牌銀行及證券及期貨條例下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動
德國商業銀行	銀行業條例下持牌銀行及證券及期貨條例下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動

於最後可行日期，ANZ及德國商業銀行均無於銀河娛樂集團或嘉華國際集團任何成員公司之股本中擁有任何實益權益，或任何可認購或提名他人認購銀河娛樂集團或嘉華國際集團任何成員公司證券之權利(不論可依法強制執行與否)，亦無於銀河娛樂集團或嘉華國際集團任何成員公司自銀河娛樂及嘉華國際各自之最近期公佈經審核財務報表之結算日二零零六年十二月三十一日以來所購入、出售或租賃，或擬購入、出售或租賃之資產中直接或間接擁有權益。

ANZ及德國商業銀行各自已就本通函之刊發以及按現行格式及涵義載列其函件及／或提述其名稱發出同意書，且並無撤回有關同意書。

備查文件

以下文件將於本通函日期起至銀河娛樂股東特別大會及嘉華國際股東特別大會日期(以較後日期為準)期間任何平日(公眾假期除外)一般辦公時間內，在齊伯禮律師行之辦事處(地址為香港中環遮打道16-20號歷山大廈20樓)及於銀河娛樂股東特別大會及嘉華國際股東特別大會上可供查閱：

1. 銀河娛樂組織章程大綱及細則；

2. 嘉華國際組織章程大綱及公司細則；

於嘉華國際合約中之權益

於最後可行日期，除本通函所披露者外，嘉華國際各董事概無於嘉華國際集團任何成員公司所訂立於最後可行日期仍然生效，且與嘉華國際集團業務存有密切關係之任何合約或安排中擁有重大權益。

一般資料

(a) 嘉華國際之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(b) 嘉華國際之香港主要辦事處位於香港北角渣華道191號嘉華國際中心二十九樓。

(c) 嘉華國際之公司秘書為陳明德先生，彼為香港之合資格律師，亦為紐約州律師公會之律師及為新加坡之律師／出庭代訟人；而嘉華國際之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(d) 嘉華國際之香港股份過戶及登記分處為香港中央證券登記有限公司，地址位於香港灣仔皇后大道東183號合和中心17樓1712 － 1716室。

非執行董事包括有專業人士(核數／會計及法律方面)，成功的實業家，及前香港政府高級官員。嘉華國際已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。嘉華國際有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。嘉華國際有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，嘉華國際董事認為嘉華國際本集團之利益受到足夠保障。

除上述披露者外，嘉華國際董事及其各自有關的聯繫人與嘉華國際集團並無其他業務競爭權益。

服務合約

於最後可行日期，嘉華國際各董事概無與嘉華國際集團任何成員公司訂立任何並非於一年內屆滿且嘉華國際集團有關成員公司不得於一年內終止而毋須作賠償(法定賠償除外)之服務合約。

訴訟

於最後可行日期，嘉華國際集團之任何成員公司概無牽涉任何重大訴訟或索償，據嘉華國際董事所知，嘉華國際集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

重大合約

嘉華國際集團成員公司於最後可行日期之前兩年內訂立之重大合約或可屬重大之合約(並非在日常業務過程中訂立之合約)，即股份出讓協議。

重大逆轉

於最後可行日期，就嘉華國際董事所知，自二零零六年十二月三十一日(嘉華國際集團最近期經審核綜合財務報表之結算日)以來，嘉華國際集團之財務或經營狀況並無出現任何重大逆轉。

於嘉華國際集團名下資產之權益

於最後可行日期，嘉華國際董事概無於嘉華國際集團任何成員公司自二零零六年十二月三十一日(嘉華國際最近期經審核綜合財務報表之結算日)以來所購入、出售或租賃，或建議購入、出售或租賃之任何資產中擁有任何直接或間接權益。

John Zwaanstra先生亦擁有Penta Investment Advisers Limited所持387,574,033股股份之權益，而該等387,574,033股股份其中163,668,672股亦被視為由(a) Todd Zwaanstra先生透過Penta Master Fund, Ltd.(由Penta Asia Fund全資擁有，故Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一)及(b) Mercurius Partners Trust之創立人Mercurius GP LLC擁有權益。

除上文所披露者外，於最後可行日期，概無任何人士曾知會嘉華國際表示擁有根據證券及期貨條例第XV部第2及3分部須向嘉華國際披露之嘉華國際股份或嘉華國際相關股份之權益或淡倉。

(b) 嘉華國際集團其他成員公司

除下文所披露者外，就嘉華國際董事所知，於最後可行日期，並無任何人士(嘉華國際董事除外)直接或間接在嘉華國際集團任何其他成員公司之股東大會擁有10%或以上待有投票權面值股本)權益：

附屬公司名稱	股份或股本權益(視乎情況而定)之擁有人名稱	所持股本權益實際百分比%
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
Chely Well Limited	Tidefull Investment Limited	28%
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Max Orient Holdings Limited	30%
	上海徐房(集團)有限公司	15%

競爭業務

於最後可行日期，呂博士、呂耀東及鄧呂慧瑜女士(三人統稱「嘉華國際有關董事」)，擁有若干從事物業投資、貿易及發展業務之獨立管理公司之權益。該等公司之業務(「競爭業務」)與嘉華國際集團的業務可能有直接或間接競爭。嘉華國際有關董事亦為若干競爭業務控股公司之董事。

儘管嘉華國際有關董事亦為嘉華國際之董事，嘉華國際集團仍然有能力就競爭業務獨立地按公平基準進行其業務。嘉華國際有強大及獨立的董事會，共有十二名嘉華國際董事，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立

主要股東之證券權益

(a) 嘉華國際

於最後可行日期，就任何嘉華國際董事所知，於嘉華國際股份或嘉華國際相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向嘉華國際披露，或根據證券及期貨條例第336條記錄於嘉華國際存置之登記冊內之權益或淡倉，或直接或間接擁有可在一切情況下於嘉華國際集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上權益之每位人士(嘉華國際董事除外)之權益如下：

股東名稱	普通股數目（好倉）	已發行股本概約百分比%
Super Focus Company Limited	1,086,035,985[1]	44.22
Penta Investment Advisers Limited	387,574,033[2]	15.78
John Zwaanstra	387,574,033[3]	15.78
Star II Limited	193,592,644[1]	7.88
Penta Asia Fund, Ltd.	163,668,672[4]	6.66
Todd Zwaanstra	163,668,672[5]	6.66
Mercurius GP LLC	163,668,672[6]	6.66

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股嘉華國際股份及193,592,644股嘉華國際股份，呂博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited以投資經理身份擁有387,574,033股嘉華國際股份。

(3) 該等股份與附註(2)所述之387,574,033股嘉華國際股份相同。John Zwaanstra先生因擁有Penta Investment Advisers Limited之100%權益而被視為擁有嘉華國際股份權益。John Zwaanstra先生因控制Penta Asia Fund, Ltd.及Mercurius GP LLC之投票權逾三分一而被視為擁有Penta Asia Fund, Ltd.及Mercurius GP LLC所持嘉華國際股份之權益。

(4) 該163,668,672股嘉華國際股份乃由Penta Asia Fund, Ltd.之全資附屬公司Penta Master Fund, Ltd.持有，且與Penta Investment Advisers Limited名下部份權益重複。

(5) Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一，因而被視為擁有Penta Master Fund, Ltd.所持163,668,672股嘉華國際股份之權益。

(6) Mercurius GP LLC為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持163,668,672股嘉華國際股份之權益。

除另有説明外，上述所有個人權益均為個別嘉華國際董事以實益擁有人之身份持有。

(b) 嘉華國際購股權

董事	於最後可行日期所持有之購股權	每股行使價 (港元)	行使期
呂博士	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	–	–	–
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	–	–	–
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂博士透過其配偶之權益，被視作持有7,256,345股嘉華國際股份之權益。

(2) 該1,326,706,115股股份為(i) Best Chance Investments Ltd.所持35,696,109股嘉華國際股份、(ii)步基證券有限公司所持3,095,377股嘉華國際股份、(iii) Favor Right Investments Limited所持8,286,000股嘉華國際股份、(iv) Super Focus Company Limited所持1,086,035,985股嘉華國際股份、(v) Premium Capital Profits Limited所持135,435,613股嘉華國際股份及(vi) Mark Liaison Limited所持58,157,031股嘉華國際股份之總和。上述公司最終由呂博士實益擁有及控制。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，嘉華國際董事及行政總裁（如有）概無在嘉華國際或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會嘉華國際及聯交所（包括彼等根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉（如有））；或根據證券及期貨條例第352條存置之嘉華國際登記冊所記錄；或根據上市規則附錄十須知會嘉華國際及聯交所之任何權益或淡倉。

嘉華國際集團與其他發展商組成合營公司合作在香港發展土地，計有(i)大埔白石角填海區（即嘉華國際集團佔25%之大埔市地段188號及嘉華國際集團佔15%之大埔市地段186號）、(ii)嘉華國際集團佔15%之西九龍填海區海泓道地盤及(iii)香港仔內地段451號（嘉華國際集團佔35%權益及擔任此發展項目之項目經理）。嘉華國際集團將於二零零七年下半年完成其「嘉御山」及「嘉薈軒」之發展項目，屆時將會確認所得售樓收入及溢利。

責任聲明

本通函乃遵照上市規則之規定提供有關嘉華國際之資料。嘉華國際董事願就本通函所載有關嘉華國際集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

嘉華國際董事之證券權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向嘉華國際及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉（如有）），或根據證券及期貨條例第352條由嘉華國際備存之登記冊內，或根據載於上市規則附錄十向嘉華國際及聯交所申報，各嘉華國際董事於嘉華國際或其相聯法團（定義見證券及期貨條例第XV部）之嘉華國際股份、相關股份及債券中所擁有之權益及淡倉（如有），與有關認購嘉華國際股份之權利及行使該等權利之詳情載列如下：

(a) 嘉華國際股份

	嘉華國際股份數目				佔已發行股本之概約
董事	個人權益	家族權益	公司權益	合計	百分比
呂博士	6,558,534	7,256,345[1]	1,326,706,115[2]	1,340,520,994	54.58
呂耀東	5,878,035	–	–	5,878,035	0.24
許淇安	580,000	–	–	580,000	0.02
倫贊球	2,245,046	–	–	2,245,046	0.09
鄧呂慧瑜	8,340,371	–	–	8,340,371	0.34
鍾逸傑爵士	150,000	–	–	150,000	0.01
梁文建	100,000	–	–	100,000	0.00
黃乾亨	601,226	–	–	601,226	0.02
李東海	550,000	–	–	550,000	0.02
陳有慶	936,563	–	–	936,563	0.04
張惠彬	607,239	–	–	607,239	0.02
廖樂柏	500,000	–	–	500,000	0.02

除上述所披露者及集團內部公司間負債及在日常業務過程中出現之業務應付賬款外，於二零零七年九月三十日營業時間結束時，嘉華國際集團並無任何已發行而尚未償還或法定或以其他方式設立但尚未發行之債務證券、有期貸款、其他借貸或屬借貸性質之債項，包括銀行透支、承兑負債(一般貿易票據除外)、承兑信貸、租購承擔、按揭、抵押、擔保或其他重大或然負債。

就上述債項陳述而言，外幣金額乃按二零零七年九月三十日營業時間結束時之匯率折算為港元。

營運資金

經計入出售事項淨所得款項、可供運用之財務資源，銀行信貸額及經營業務所得現金流量後，嘉華國際董事認為，嘉華國際集團具備足夠營運資金，以應付其目前需求，直至本通函刊行日期起最少未來十二個月。

財務及經營前景

嘉華國際於截至二零零七年六月三十日止六個月之營業額為1,759,000,000港元(二零零六年同期為129,000,000港元)，股東應佔溢利則增加306%至439,000,000港元(二零零六年同期為108,000,000港元)。營業額增加之主要原因為於期內確認嘉華國際集團出售名下上海慧芝湖第一期所得收入。嘉華國際之每股盈利為18.06港仙，而二零零六年同期則為4.52港仙。

雖然中國中央政府致力令中國地產市場降溫而推出各項政策及措施，但嘉華國際集團在中國之物業發展業務仍不斷增長。中國重點城市之物業市場交投仍然活躍，二線城市亦吸引外資入市興趣。嘉華國際集團名下上海慧芝湖第一期大部份住宅單位經已售出，第二期亦已動工興建。嘉華國際集團其他現有發展項目已按預定進度施工。

嘉華國際集團積極在中、港兩地物色合適之地盤及投資機會。於二零零七年八月八日，嘉華國際集團在中國內地之土地拍賣會上以人民幣(¥)206,000,000元成功投得廣州花都一幅地盤面積約454,000平方呎之住宅發展用地。嘉華國際集團積極參與中國之土地拍賣，從中物色合適之地盤及投資機會，目標不限於廣州及上海等都會城市，青島、昆明及無錫等二線城市亦在考慮之列。嘉華國際董事認為，將發展範圍擴展至該等二線城市有利嘉華國際集團之長遠持續增長。

嘉華國際集團之債項

於二零零七年九月三十日(即確定本債項聲明所載若干資料之最後日期)營業時間結束時，嘉華國際集團之未償還借貸約為4,757,000,000港元，包括銀行貸款約4,618,000,000港元(其中約2,511,000,000港元為有抵押銀行貸款及約2,107,000,000港元為無抵押銀行貸款)、於二零零九年三月二十三日到期的嘉華國際債券34,000,000港元，及附屬公司少數股東之貸款約105,000,000港元。

下表概述嘉華國際集團於二零零七年九月三十日之借貸：

	千港元
應償銀行貸款	
一年內	1,943,900
一至兩年	1,870,946
兩至五年	803,425
	4,618,271
嘉華國際債券附註	
一至兩年	33,961
附屬公司少數股東之貸款	
按要求償還	104,379
	4,756,611

附註：於二零零七年九月三十日，未兌換嘉華國際債券之票面值為40,000,000港元。

於二零零七年九月三十日，賬面值合共約8,611,000,000港元的投資物業、租賃土地及樓房、發展中待售物業及完成持作出售物業已法定抵押作為嘉華國際集團之若干現有銀行信貸額擔保。

於二零零七年九月三十日，嘉華國際集團之或然負債包括就共同控制實體取得之1,225,000,000港元銀行信貸額出具擔保，其中已動用之信貸額約為738,000,000港元。

於二零零七年九月三十日，嘉華國際就被投資公司根據與香港特別行政區政府訂立合約之履行承擔，向香港特別行政區政府出具擔保。

重大逆轉

於最後可行日期，就銀河娛樂董事所知，自二零零六年十二月三十一日(銀河娛樂最近期經審核綜合財務報表之結算日)以來，銀河娛樂集團之財務或經營狀況並無出現任何重大逆轉。

於銀河娛樂集團名下資產之權益

於最後可行日期，銀河娛樂董事概無於銀河娛樂集團任何成員公司自二零零六年十二月三十一日(銀河娛樂最近期經審核綜合財務報表之結算日)以來所購入、出售或租賃，或建議購入、出售或租賃之任何資產中擁有任何直接或間接權益。

於銀河娛樂合約中之權益

於最後可行日期，除本通函所披露者外，銀河娛樂董事概無於銀河娛樂集團任何成員公司所訂立於最後可行日期仍然生效，且與銀河娛樂集團業務存有密切關係之任何合約或安排中擁有重大權益。

一般資料

a. 銀河娛樂之註冊辦事處為香港中環夏慤道10號和記大廈16樓1606室。

b. 銀河娛樂之公司秘書為陳麗潔小姐，彼持有學士學位，為英國特許秘書及行政人員公會會員及香港特許秘書公會會士。

c. 銀河娛樂之合資格會計師為張永康先生，彼為香港會計師公會資深會員、資深特許公認會計師公會會員及特許會計師。

d. 銀河娛樂之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心1712 – 1716室。

除上文披露者外，於最後可行日期，概無任何人士曾知會銀河娛樂表示擁有根據證券及期貨條例第XV部第2及第3分部須向銀河娛樂披露之銀河娛樂股份或銀河娛樂相關股份之權益或淡倉。

銀河娛樂董事及聯繫人士的競爭業務權益

於最後可行日期，概無任何銀河娛樂董事或彼等各自的聯繫人士於與銀河娛樂集團業務構成直接或間接競爭或可能構成直接或間接競爭的業務中擁有任何權益(作為獨立非執行董事除外)。

銀河娛樂董事之服務合約

於最後可行日期，銀河娛樂任何董事概無與銀河娛樂集團任何成員公司訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)之合約除外。

訴訟

於最後可行日期，銀河娛樂集團任何成員公司概無牽涉任何重大訴訟或索償，據銀河娛樂董事所知，銀河娛樂集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償要求。

重大合約

以下為銀河娛樂集團成員公司於最後可行日期之前兩年內訂立之重大合約或可能屬重大之合約(並非在日常業務過程中訂立之合約)：

(1) Galaxy Entertainment Finance Company Limited、銀河娛樂場股份有限公司及The Bank of New York就由Galaxy Entertainment Finance Company Limited發行600,000,000美元本金票據所訂立日期為二零零五年十二月十四日之雙聯契約；

(2) 銀河娛樂(以發行人名義)與The Bank of New York(以信託人名義)於二零零六年十二月十四日就銀河娛樂可換股債券所訂立之雙聯契約；

(3) 認購協議；

(4) 投資者權利協議；

(5) 浮息票據協議；及

(6) 銀河娛樂與Merrill Lynch Far East Limited就150,000,000股銀河娛樂股份所訂立日期為二零零七年十月十一日之配售協議。

附屬公司名稱	股份或股本權益（視乎情況而定）之直接或間接擁有人名稱	所持股本權益實際百分率%
新銀河娛樂有限公司	何安全	10%
珠海外伶仃混凝土預製件有限公司	珠海市東區恆升建材有限公司	25%
順智國際有限公司	何安全	10%
正宏投資有限公司	住友大阪水泥株式會社	20%
上海港滙混凝土有限公司	上海徐房建築實業公司	40%
上海嘉富混凝土有限公司	上海富盛浙工建材有限公司	45%
上海嘉建混凝土有限公司	上海市第一市政工程有限公司	39%
Sky Majestic Enterprises Limited	何安全	10%
星際酒店有限公司	何安全	10%
成功管理服務有限公司	何安全	10%
Success Tower Properties Limited	何安全	10%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%
拓展道路安全工程有限公司	許德展	22%
	溫榮舜	10%
富先投資有限公司	何安全	10%
Wise Concrete Limited（於英屬處女群島註冊成立）	Joint Link Development Limited	25%
威盛混凝土有限公司（於澳門註冊成立）	Joint Link Development Limited	25%
Year Forward Limited	何安全	10%

(b) *於銀河娛樂集團其他成員公司之權益*

除下文所披露者外，就銀河娛樂董事所知，於最後可行日期，並無任何人士(銀河娛樂董事除外)直接或間接擁有附有權利可在一切情況下於銀河娛樂集團任何其他附屬公司之股東大會上投票之任何類別股本面值10%或以上權益：

附屬公司名稱	股份或股本權益(視乎情況而定)之直接或間接擁有人名稱	所持股本權益實際百分率%
Archiever Capital Limited	何安全	10%
北京首嘉石業有限公司	北京首鋼石灰石礦	45%
Charm Rich International Limited	何安全	10%
E-cost Enterprises Limited	柯國斌	22.22%
快捷混凝土有限公司	Joint Link Development Limited	25%
Firmever Limited	Joint Link Development Limited	25%
美力投資有限公司	住友大阪水泥株式會社	20%
銀河娛樂場股份有限公司	何安全	10%
Galaxy Entertainment Finance Company Limited	何安全	10%
銀河酒店管理有限公司	何安全	10%
銀河專業服務有限公司	何安全	10%
銀河工程管理有限公司	何安全	10%
銀河之旅有限公司	何安全	10%
廣州嘉房混凝土有限公司	廣州宏圖實業公司	20%
	廣州市土地開發綜合服務公司	10%
	廣州市房地產實業總公司	10%
惠州大亞灣嘉華混凝土有限公司	大亞灣香港有限公司	20%
K. Wah Concrete Technology Consultancy Limited	大亞灣香港有限公司	20%
嘉安石礦有限公司	派安石礦有限公司	36.5%
Majestic Orient Limited	何安全	10%

名稱	銀河娛樂股份數目（好倉）	佔已發行股本之百分比	銀河娛樂股份數目（淡倉）	佔已發行股本之百分比
HL Holdings Sdn Bhd	265,615,622	7.69	265,615,622	7.69
Hong Leong Company (Malaysia) Berhad	265,615,622	7.69	265,615,622	7.69
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	7.69	265,615,622	7.69
HSBC International Trustee Limited	1,313,887,206(附註)	38.05	–	–
Kwek Holdings Pte Ltd	265,615,622	7.69	265,615,622	7.69
Kwek Leng Kee	265,615,622	7.69	265,615,622	7.69
嘉華國際集團有限公司	162,484,047	4.71	–	–
何安全	176,250,301	5.10	–	–
Permira Holdings Limited	775,884,000	22.47	–	–
郭令燦	265,615,622	7.69	265,615,622	7.69
Top Notch Opportunities Limited	231,615,731	6.71	–	–

附註： HSBC International Trustee Limited乃由呂博士以創立人身分成立之主要信託之信託人，該信託持有1,313,887,206股銀河娛樂股份。

下列權益乃重複者：

(i) 呂博士、呂耀東、鄧呂慧瑜、City Lion及HSBC International Trustee Limited擁有之1,313,887,206股銀河娛樂股份；

(ii) 呂博士及嘉華國際擁有之162,484,047股銀河娛樂股份；

(iii) 呂耀東及Top Notch擁有之 231,615,731股銀河娛樂相關股份；

(iv) 呂耀東及何安全先生擁有之60,000,000股銀河娛樂股份及33,999,891股銀河娛樂相關股份；

(v) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股銀河娛樂股份（好倉及淡倉）；及

(vi) Permira Holdings Limited及ENB Topco 2 S.à.r.l擁有之625,072,627股銀河娛樂股份。

附註：

(1) 於最後可行日期，由呂博士所控制之Best Chance Investments Ltd.、步基證券有限公司、Super Focus、Sutimar、Premium Capital及Mark Liaison分別持有80,387,837股銀河娛樂股份、305,401股銀河娛樂股份、106,716,107股銀河娛樂股份、162,484,047股銀河娛樂股份、13,308,179股銀河娛樂股份及9,660,855股銀河娛樂股份。

(2) 由呂博士以創立人身分成立之主要信託於最後可行日期擁有1,313,887,206股銀河娛樂股份。呂博士、呂耀東及鄧呂慧瑜為主要信託之直接或間接可能受益人，因此被視為擁有主要信託所持有之上述股份權益。

(3) 於最後可行日期，由呂耀東控制之Recurrent Profits持有114,504,039股銀河娛樂股份。Top Notch Opportunities Limited(「Top Notch」)擁有231,615,731股銀河娛樂相關股份，Kentlake International Investments Limited(「Kentlake」)擁有60,000,000股銀河娛樂股份及33,999,891股銀河娛樂相關股份。Top Notch及Kentlake均由呂耀東控制。

(4) 根據浮息票據協議，銀河娛樂同意全數償還分別由呂博士與鄧呂慧瑜所擁有為數2,320,898,413港元及呂耀東所擁有為數2,371,805,067港元之浮息票據。

除上文所披露者外，於最後可行日期，銀河娛樂董事及銀行河娛樂行政總裁(如有)概無在銀河娛樂或其任何相聯法團(定義見證券及期貨條例第XV部)的銀河娛樂股份、銀河娛樂相關股份及銀河娛樂債券中，擁有根據證券及期貨條例第XV部第7及第8分部須知會銀河娛樂及聯交所；或根據證券及期貨條例第352條存置之登記冊所記錄；或根據上市規則所載上市發行人董事進行證券交易的標準守則須知會銀河娛樂及聯交所之任何權益或淡倉。

主要股東之權益

(a) *銀河娛樂之權益*

於最後可行日期，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有銀河娛樂股份及銀河娛樂相關股份權益之人士(而該等人士並非銀河娛樂之董事或行政總裁)，分列如下：

名稱	銀河娛樂股份數目(好倉)	佔已發行股本之百分比	銀河娛樂股份數目(淡倉)	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	7.69	265,615,622	7.69
City Lion Profits Corp.	1,313,887,206	38.05	–	–
Davos Investment Holdings Private Limited	265,615,622	7.69	265,615,622	7.69
ENB Topco 2 S.à.r.l	625,072,627	18.10	–	–
國浩集團有限公司	265,615,622	7.69	265,615,622	7.69
Guoline Capital Assets Limited	265,615,622	7.69	265,615,622	7.69
Guoline Overseas Limited	265,615,622	7.69	265,615,622	7.69

(b) 僱員購股權

姓名	授出日期	所持僱員購股權數目	行使價 (港元)	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭慕智	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
唐家達	二零零五年十月二十一日	2,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日

(c) 債券[4]

姓名	債券金額 公司權益 (港元)	 其他權益 (港元)	 合計權益 (港元)
呂博士	—	—	—
呂耀東	—	—	—
鄧呂慧瑜	—	—	—

責任聲明

本通函乃遵照上市規則之規定提供有關銀河娛樂之資料。銀河娛樂董事願就本通函所載有關銀河娛樂集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成分。

權益之披露

銀河娛樂董事之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部須通知銀河娛樂及聯交所，或根據證券及期貨條例第352條而備存的登記冊內，或根據載於上市規則之上市公司董事進行證券交易之標準守則另行通知銀河娛樂及聯交所，銀河娛樂各董事在銀河娛樂股份、銀河娛樂相關股份及銀河娛樂債券之權益，及任何認購銀河娛樂股份之權利之詳情，分列如下：

(a) 銀河娛樂股份（包括銀河娛樂相關股份）

姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂博士	17,187,632	2,181,518	372,862,426[(1)]	1,313,887,206[(2)]	1,706,118,782	49.40
呂耀東	11,498,896	–	440,119,661[(3)]	1,313,887,206[(2)]	1,765,505,763	51.12
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.08
鄧呂慧瑜	8,939,722	–	–	1,313,887,206[(2)]	1,322,826,928	38.31
張惠彬	252,533	–	–	–	252,533	0.01
鄭慕智	500,000	–	–	–	500,000	0.01
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01
唐家達	2,800,000	–	–	–	2,800,000	0.08

(ix) 於恢復買賣日期前十二個月，銀河娛樂股份價格表現遜於恒生指數反映之整體市場表現，但優於澳門博彩指數反映之特定適用市場表現；及

(x) 按資產淨值、盈利、流動資金及資產負債比率而言對嘉華國際集團之正面財務影響。

吾等認為，股份出讓協議項下出售之條款(包括交易價格)屬一般商業條款，在日常業務中訂立，且對嘉華國際獨立股東而言屬公平合理。吾等亦認為，出售符合嘉華國際集團及嘉華國際股東之整體利益。因此，吾等建議嘉華國際獨立董事委員會推薦嘉華國際獨立股東投票贊成於嘉華國際股東特別大會提呈之決議案，以批准出售及股份出讓協議，就此，ANZ將向嘉華國際獨立股東作出相同建議。

吾等於本函件披露之意見及推薦建議乃根據截至最後可行日期之市場、經濟、行業、貨幣及其他適用情況以及吾等所得資料而作出。

此致

嘉華國際獨立董事委員會及
嘉華國際獨立股東 台照

代表
Australia and New Zealand Banking Group Limited
澳洲及新西蘭銀行集團有限公司
董事
簡堡城
謹啟

二零零七年十一月五日

減現金結餘除資產總值計算）為23%。僅就説明用途，假設出售所得款項淨額為3,800,000,000港元，且嘉華國際集團自二零零七年六月三十日以來並無動用任何額外貸款，則嘉華國際集團將於完成時處於淨現金狀況。

3. 意見及推薦建議

根據於最後可行日期吾等所得資料及本函件所載因素，經考慮（*其中包括*）下列各項後：

(i) 出售背景；

(ii) 出售之理由；

(iii) 有關銀河娛樂之資料，包括其近期歷史資產淨值狀況、近期財務表現及銀河娛樂未來前景之聲明；

(iv) 銀河娛樂之企業價值／EBITDA比率為36.8倍，高於經選出之大致可資比較公司之企業價值／EBITDA比率平均數及中位數；

(v) 銀河娛樂之價格相對資產淨值比率為2.1倍，介乎經選出之大致可資比較公司價格相對資產淨值比率之範圍內，但低於有關平均數及中位數，惟務請垂注，此項分析僅於銀河娛樂決定更改其業務性質或變現或轉換其全部資產之用途時方為相關，不一定反映銀河娛樂持續經營之價值；

(vi) 近期市場配售個案反映之平均折讓約為6.0%，與交易價格較於最後交易日收市價每股銀河娛樂股份6.4%之折讓相符。吾等認為銀河娛樂股份於市場之流通性限制龐大，將使於公開市場配售452,500,000股銀河娛樂股份（即公眾持股量約45.9%）甚為困難；

(vii) Resorts World Bhd.近期於二零零七年七月十三日就麗星郵輪有限公司14%權益進行相關私人配售，代價較私人配售公佈前之最後交易日麗星郵輪有限公司股份收市價折讓17.4%，而交易價格則較最後交易日每股銀河娛樂收市價折讓6.4%；

(viii) 交易價格8.42港元處於恢復買賣日期前十二個月至最後可行日期銀河娛樂股份收市價成交範圍之高位；

根據下列圖表，於恢復買賣日期前十二個月，銀河娛樂股份價格表現遜於恒生指數反映之整體市場表現，但優於澳門博彩指數反映之特定適用市場表現。


相關股價（重調至100點）
170
160
150
140
130
120
110
100
90
80
70
60
二零零六年十月十六日
二零零六年十一月十六日
二零零六年十二月十六日
二零零七年一月十六日
二零零七年二月十六日
二零零七年三月十六日
二零零七年四月十六日
二零零七年五月十六日
二零零七年六月十六日
二零零七年七月十六日
二零零七年八月十六日
二零零七年九月十六日
二零零七年十月十五日
銀河娛樂股份價格
恒生指數
彭博／標準報章澳門博彩指數

資料來源：彭博

吾等謹指出，於任何情況下皆不應依據銀河娛樂股份之過往交投表現作為銀河娛樂日後交投表現之指標。

(vii) 對嘉華國際集團之財務影響

資產淨值

緊隨完成後及假設最後可行日期至完成日期止期間已發行嘉華國際股份數目並無變動，則每股嘉華國際股份之資產淨值將由二零零七年六月三十日之4.05港元增至4.20港元。

盈利

於完成後，嘉華國際將錄得約1,470,000,000港元收益。假設嘉華國際已發行股本並無變動，按於最後可行日期已發行2,455,000,000股嘉華國際股份計算，嘉華國際於緊隨完成後將錄得每股嘉華國際股份約0.6港元之盈利。

流動資金及資產負債比率

嘉華國際集團於二零零七年六月三十日之現金儲備約為594,000,000港元。出售所得款項將大大改善嘉華國際集團之現金狀況。嘉華國際集團於二零零七年六月三十日之資產負債比率（按嘉華國際集團未償還貸款總額

10	二零零七年六月十八日	恒生指數上升2.7%至21,582.89點，自二零零四年五月以來最大升幅
11	二零零七年六月二十六日	銀河娛樂就澳門酒店及娛樂場項目尋求外界業務
12	二零零七年八月八日	恒生指數開始下跌，復蘇前於八月十七日跌至20,387.134點，跌幅9.5%
13	二零零七年九月十八日	銀河娛樂宣佈上半年之虧損收窄至267,800,000港元
14	二零零七年十月四日	恒生指數錄得七個星期內最大之兩日跌幅，跌至26,973.98點
15	二零零七年十月十一日	銀河娛樂宣佈(其中包括)訂立認購協議、浮息票據協議及股份出讓協議
16	二零零七年十月十六日	Moody確認銀河娛樂之B1企業評級及優先無抵押評級

從市場價格預測評估交易價格是否合理時，按股票市場可能被視為可提供充份反映有關價格預測之有效機制為基準，吾等已考慮銀河娛樂之現時及過往股價能否作為反映銀河娛樂股份於特定時間之財務價值之合理指標。於正常情況下，於認可證券交易所買賣之股份市場估值或會受*(其中包括)*特定時間之相關流通量、自由流通量、股票分析覆蓋率、投資者興趣以及一般市場氣氛影響。

交易價格8.42港元處於恢復買賣日期前十二個月至最後可行日期銀河娛樂股份收市價交易範圍之高位。交易價格較：

(a) 於最後交易日收市價每股銀河娛樂股份9.00港元折讓約6.4%；

(b) 於二零零七年九月二十八日至最後交易日止連續五個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%；

(c) 於二零零七年八月二十三日至最後交易日止連續30個交易日平均收市價每股銀河娛樂股份7.99港元有溢價5.4%；

(d) 於二零零七年十月二日銀河娛樂股份之最高收市價9.14港元折讓7.9%；

(e) 最後可行日期之銀河娛樂股份之收市價8.08港元有溢價4.2%。

吾等亦已考慮於恢復買賣日期前十二個月內銀河娛樂股份相比整體適用市場(按恒生綜合指數(「**恒生指數**」)及彭博／標準報章澳門博彩指數(Bloomberg/Standard Newspaper Macau Gambling Index)(「**澳門博彩指數**」，參與或有關澳門博彩及娛樂業務之聯交所上市公司指數)所反映)之相關表現。

吾等謹此指出，上述比較僅作說明用途，此乃由於近期市場配售個案清單中之公司連同麗星郵輪有限公司之規模、市值、業務、資產基礎、地理分佈、往績、未來前景及其他相關標準均不能與銀河娛樂比較，且近期各市場配售個案以及非公開配售麗星郵輪有限公司股份均在市況可能有別於出售當時之市況下進行。

(vi) 銀河娛樂股份之過往股價表現

下表載列銀河娛樂股份於有關(其中包括)出售之公佈刊發後首個交易日二零零七年十月十五日(「恢復買賣日期」)前十二個月至最後可行日期之收市價變動：


9.50元
9.00元
8.50元
8.00元
7.50元
7.00元
6.50元
6.00元
25
20
15
10
5
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
二零零六年十月
二零零六年十一月
二零零六年十二月
二零零七年一月
二零零七年二月
二零零七年三月
二零零七年四月
二零零七年五月
二零零七年六月
二零零七年七月
二零零七年八月
二零零七年九月
二零零七年十月
交易價格

資料來源：彭博

附註：

1	二零零六年十月十九日	星際酒店及娛樂場開幕
2	二零零六年十一月三日	澳門十月博彩收益增加至687,000,000美元
3	二零零六年十一月二十七日	星際娛樂場貴賓會開業
4	二零零六年十二月七日	銀河娛樂於二零零六年十二月六日發行240,000,000美元可換股票據後，Moody檢討可能將銀河娛樂之評級調低
5	二零零六年十二月十五日	發行零息可換股票據完成
6	二零零七年二月九日	銀河娛樂宣佈增加其澳門博彩市場份額至22%
7	二零零七年四月十八日	唐家達先生獲委任為銀河娛樂之獨立非執行董事
8	二零零七年五月三日	Moody確認銀河娛樂之B1評級及穩定前景
9	二零零七年六月十三日	銀河娛樂五個月溢利增加25%

顯示配售價相對緊接股份配售公佈前交易日之收市價計算之標準折讓。最近之市場配售個案載列如下，惟僅供説明之用，且並無詳述所有個案。

公佈日期	公司	配售規模 *百萬港元*	折讓
二零零七年			
九月十二日	Aluminium Corp of China Ltd.	15,357	14.8%
五月四日	世茂房地產控股有限公司	5,453	5.1%
十月三日	華潤電力控股有限公司	4,880	8.0%
九月二十四日	信和置業有限公司	4,316	7.0%
九月二十日	嘉里建設有限公司	4,152	5.0%
五月八日	華潤置地有限公司	3,934	6.0%
九月二十日	北京控股有限公司	3,715	5.6%
七月十三日	上海實業控股有限公司	3,016	4.0%
七月二十四日	中渝置地控股有限公司	2,908	6.7%
四月十三日	中國蒙牛乳業有限公司	2,704	3.4%
五月十一日	國美電器控股有限公司	2,665	5.7%
八月九日	中國建材股份有限公司	2,656	2.0%
七月十日	中化化肥控股有限公司	2,355	5.8%
九月二十日	國美電器控股有限公司	2,339	10.4%
五月三日	綠城中國控股有限公司	2,307	3.8%
四月十六日	玖龍紙業(控股)有限公司	2,031	2.6%

最高	14.8%
最低	2.0%
中位數	5.7%
平均數	6.0%

資料來源：公司公佈，彭博

吾等自上表注意到，配售價相對緊接股份配售公佈前交易日各公司之收市價之平均折讓為約6.0%，與交易價格相對最後交易日之每股銀河娛樂股份收市價折讓6.4%一致。誠如上文2(ii)節所指出，吾等注意到，於公佈日期，銀河娛樂之公眾持股量約29.9%，即約986,600,000股銀河娛樂股份。於公佈日期前十二個月，按聯交所每日平均交投量每日約2,900,000股銀河娛樂股份計算，銀河娛樂股份公眾持股量之每日平均交投量處於0.3%之低水平。因此，吾等認為銀河娛樂股份於市場之流通性限制龐大，將使於公開市場配售452,500,000股銀河娛樂股份(即公眾持股量約45.9%)甚為困難。

吾等亦注意到上文(iv)節所考慮與銀河娛樂大致可資比較公司Resorts World Bhd.近期進行之私人配售。於二零零七年七月十三日，Resorts World Bhd.按Resorts World Bhd.發出私人配售公佈前之最後交易日麗星郵輪有限公司股份收市價折讓17.4%之價格，向CMY Capital (L) Ltd.私人配售麗星郵輪有限公司14%權益。

8. 儘管吾等注意到SKYCITY Entertainment Group Limited正就一宗可能進行之收購交易磋商，計算經選出之大致可資比較公司之交易比率時並無計入控制權之溢價。

僅就説明用途，按交易價格計算：

1. 銀河娛樂之企業價值／EBITDA 比率為36.8倍，高於經選出之大致可資比較公司之企業價值／EBITDA比率之平均數及中位數；及

2. 銀河娛樂之價格相對資產淨值比率為2.1倍，屬經選出大致可資比較公司之價格相對資產淨值比率範圍內，惟低於有關平均數及中位數。

(v) 近期市場配售個案分析

作為出售之另一個選擇，嘉華國際可選擇透過公開市場配售活動出售銷售股份。因此，吾等認為，以嘉華國際選擇於公開市場出售銷售股份情況下應獲得之潛在價格評估每股銀河娛樂股份交易價格之吸引力乃恰當做法。ANZ並無獲嘉華國際獨立董事委員會要求或授權就銷售股份引起任何第三方之興趣，吾等亦無引起並收到任何第三方之興趣。吾等之評估僅按吾等自香港近期市場配售個案觀察所得之近期折讓／溢價分析作出。

吾等僅挑選規模超過20億港元之上市股份配售，且自二零零七年一月一日至公佈日期期間參與非控制股權配售之個別公司作比較。最近之市場配售個案

僅就說明用途，大致可資比較公司(按於最後可行日期之收市價計算)及銀河娛樂(按交易價格每股8.42港元計算)之企業價值／EBITDA及價格相對資產淨值比率載於下表。

公司名稱	上市國家	市值[1][2] (十億港元)	企業價值[1][2] (十億港元)	企業價值／EBITDA[3]	價格／資產淨值[3]
於澳門設有業務之娛樂場營運商					
Las Vegas Sands Corporation[4]	美利堅合眾國	365.8	404.2	78.6倍	21.2倍
MGM Mirage	美利堅合眾國	210.9	315.7	17.2倍	4.6倍
永利渡假村有限公司	美利堅合眾國	143.8	154.7	38.6倍	3.2倍
新濠博亞娛樂	美利堅合眾國	44.4	42.3	極少[5]	1.0倍
黃金集團有限公司	香港	4.7	4.4	17.8倍	0.8倍
		最高		38.6倍	4.6倍
		最低		17.2倍	0.8倍
		中位數		17.8倍	2.1倍
		平均數		24.5倍	2.4倍
亞太娛樂場營運商					
Resorts World Bhd.	馬來西亞	44.3	42.8	13.6倍	3.0倍
SKYCITY Entertainment Group Limited	新西蘭	14.7	21.6	10.4倍	5.4倍
		平均數		12.0倍	4.2倍
		整體中位數		17.2倍	3.1倍
		整體平均數		19.5倍	3.0倍
銀河娛樂集團	**香港**	**29.3**	**32.7**	**36.8倍**	**2.1倍**

1. 市值按於最後可行日期收市價及已發行攤薄股份以庫存方法計算。銀河娛樂之市值乃按交易價格及3,453,370,361股已發行股份計算。

2. 市值及企業價值已按於最後可行日期之有關現貨匯率兌換為港元。

3. 正常化EBITDA及資產淨值乃按取材自最近期中期報告及年報所載最近十二個月之業績計算。

4. Las Vegas Sands Corporation 作為重要邊遠值，並無包括在最高、最低、中位數及平均數分析內。

5. 新濠博亞娛樂並非於過去十二個月全面營運，而其正常化EBITDA為負數，故其並無包括在EV／EBITDA比率之最高、最低、中位數及平均數分析內。

6. 大致可資比較公司並無包括麗星郵輪有限公司。Resorts World Bhd.及其主要股東乃麗星郵輪有限公司之主要股東。

7. 銀河娛樂之比率乃就交易價格計算。

鑑於銀河娛樂主要於博彩市場從事綜合娛樂場酒店業，就吾等之分析而言，吾等已審閱若干市值超過40億港元，且就於澳門或其他亞太地區經營娛樂場酒店而言所提供產品與銀河娛樂大致相若之公司。

按照吾等之調查，吾等認為下表所列上市公司可視為與銀河娛樂大致可資比較。**務須注意，任何與該等大致可資比較公司作出之比較僅作說明指引之用。**

就吾等按盈利基準進行之評估而言，吾等集中於與銀河娛樂大致可資比較公司於過去十二個月之企業價值(「**企業價值**」)相對除利息、稅項、折舊及攤銷前之正常化盈利(「**EBITDA**」)(「**企業價值／EBITDA**」)之比率。吾等發現，該等與銀河娛樂大致可資比較公司之其他盈利比率並無計及各公司當前之融資、稅項及資產投資決定差異。因此，為減低此等因素對盈利之影響，吾等只對企業價值／EBITDA交易比率作出評估。吾等亦指出，由於銀河娛樂現時錄得虧損，故以價格盈利為基準進行分析意義不大。

除此以外，就完備性而言，吾等亦曾按價格相對資產淨值(「**資產淨值**」)基準考慮交易價格，吾等認為，按資產淨值基準於其顯示每股銀河娛樂股份之價值以資產支持之情況下方具意義，倘銀河娛樂決定更改其業務性質或解除或轉換其所有資產用途時則相關。按資產淨值基準之估值不一定反映銀河娛樂持續經營之價值。

截至二零零七年六月三十日止六個月

截至二零零七年六月三十日止六個月，銀河娛樂集團錄得營業額6,332,000,000港元，較二零零六年上半年1,306,300,000港元大幅增加。營業額增加主要歸因於博彩及娛樂業務擴充。此期間之EBITDA亦由二零零六年上半年之186,000,000港元增至二零零七年上半年之737,000,000港元。按淨額基準計算，銀河娛樂集團於二零零七年上半年繼續錄得虧損，然而，銀河娛樂股東應佔虧損收窄至268,000,000港元，較二零零六年上半年錄得銀河娛樂股東應佔虧損734,000,000港元減少466,000,000港元。

未來前景

誠如上文所論述，銀河娛樂集團之表現持續改善，主要原因為銀河娛樂集團於澳門博彩業之市場份額增加。根據銀河娛樂集團二零零七年中期報告，銀河娛樂掌握澳門博彩市場超過20%。澳門博彩市場之增長為推動銀河娛樂集團表現改善之主要動力。根據澳門博彩監察協調局發佈之數據，二零零六年之博彩活動（跑狗及跑馬以及彩票博彩活動除外）較二零零五年增加約23%。二零零七年上半年之博彩活動總收益為約36,868,000,000港元，較二零零六年同期增加47%。

誠如銀河娛樂二零零六年年報及二零零七年中期報告所述，銀河娛樂深信澳門之休閒、博彩及娛樂業將繼續增長。除銀河娛樂於澳門之旗艦娛樂綜合場所星際酒店外，銀河娛樂亦正在發展路氹城大型娛樂渡假中心。路氹城大型娛樂渡假中心第一期計劃於二零零八年開幕。銀河娛樂管理層有意繼續於澳門投資，藉博彩市場增長獲利。

(iv) 與銀河娛樂大致可資比較公司之交易比率

吾等確認，按業務活動種類、經營規模、業務地區分佈、往績記錄及未來前景而言，並無可與銀河娛樂作比較之上市公司。

然而，可參考被視為與銀河娛樂大致可資比較之上市公司，以就有關業務之估值提供現行市場預期之指標。

過往財務表現

銀河娛樂主要業務包括博彩及娛樂業務以及建築材料業務。

下列資料摘錄自銀河娛樂二零零六年年報及其截至二零零七年六月三十日止六個月之中期報告。

	截至二零零七年六月三十日止六個月 *百萬港元*	**截至二零零六年十二月三十一日止年度** *百萬港元*
收益	6,332.0	4,669.5
毛利	**793.6**	**414.3**
其他收入	185.1	262.3
行政費用	(412.1)	(683.4)
其他營運費用	(510.1)	(1,025.6)
經營(虧損)/溢利	**56.6**	**(1,032.4)**
財務費用	(323.8)	(522.2)
應佔溢利減虧損		
—共同控制實體	(0.9)	29.6
—聯營公司	(–)	(0.6)
除税前虧損淨額	**(268.1)**	**(1,525.7)**
税項	(11.7)	(5.8)
除税後虧損淨額	**(279.8)**	**(1,531.5)**

截至二零零六年十二月三十一日止年度

於二零零六年,銀河娛樂集團錄得營業額4,669,500,000港元,較二零零五年增加261.4%。營業額增加主要歸因於博彩及娛樂業務產生之收益,由二零零五年66,200,000港元增至二零零六年之3,388,800,000港元。建築材料業務之營業額由1,225,700,000港元輕微增至1,280,700,000港元。銀河娛樂集團之EBITDA由二零零五年之148,800,000港元增加193.6%至二零零六年之436,900,000港元。銀河娛樂集團於二零零五年錄得純利2,395,300,000港元,惟二零零六年則錄得虧損淨額1,531,500,000港元,主要源自(i)博彩特許經營權之攤銷開支998,000,000港元;及(ii)財務費用522,000,000港元。

根據上表所示，銀河娛樂集團於二零零七年六月三十日之非流動及流動資產狀況相比二零零六年十二月三十一日並無重大變動。無形資產減少主要源自博彩特許權之攤銷開支約495,500,000港元。於二零零七年六月三十日，銀河娛樂集團之無形資產總值約15,026,000,000港元，其中大部分為於澳門之博彩特許權。

非流動負債亦大致維持不變。然而，流動負債則有所增加，反映博彩及娛樂業務擴展產生之營運資金需要增加。

於二零零七年六月三十日，每股銀河娛樂股份資產淨值約為4.05港元。完成後，每股銀河娛樂股份資產淨值將約為4.75港元。

流動資金

銀河娛樂集團於二零零六年及二零零七年上半年錄得現金流入淨額。銀河娛樂集團於二零零七年六月三十日之現金及銀行結餘總額為6,259,800,000港元(不包括非流動資產項下之259,200,000港元非流動受限制銀行存款)，較二零零六年十二月三十一日5,783,200,000港元增加476,600,000港元。

資產負債比率

銀河娛樂之資產負債比率一直維持較低水平。於二零零六年十二月三十一日，銀河娛樂之資產負債比率為14%，而將於二零零七年六月三十日微跌至13%。

股量之每日平均交投量處於0.3%之低水平。因此，吾等認為銀河娛樂股份於市場之流通性限制龐大，將使於公開市場配售452,500,000股銀河娛樂股份(即公眾持股量約45.9%)甚為困難。

此外，誠如嘉華國際董事會函件所述，出售所得款項約38億港元將撥作物業發展業務及其他投資機會(如有)以及嘉華國際集團之一般營運資金。鑑於上文所述，吾等認為出售具合理商業理據。

(iii) 銀河娛樂集團

有關銀河娛樂集團之資料

於收購銀河娛樂場股份有限公司前，嘉華建材主要從事建築材料業務。收購銀河娛樂場股份有限公司後，嘉華建材因而易名為銀河娛樂集團有限公司，反映銀河娛樂集團集中在博彩及娛樂業務。截至二零零六年十二月三十一日止年度，博彩及娛樂業務分別佔銀河娛樂集團營業額及總資產逾70%及約70%。

銀河娛樂集團資產淨值

銀河娛樂集團於二零零六年十二月三十一日之經審核綜合資產負債表，以及其於二零零七年六月三十日之未經審核綜合資產負債表，概述如下:

	未經審核 於二零零七年 六月三十日 *百萬港元*	經審核 於二零零六年 十二月三十一日 *百萬港元*
非流動資產	22,227.2	22,426.4
流動資產	7,390.4	6,782.6
總資產	**29,617.6**	**29,209.0**
非流動負債	(10,966.2)	(10,911.8)
流動負債	(4,804.9)	(4,137.7)
總負債	**(15,771.1)**	**(15,085.5)**
少數股東權益	(481.9)	(490.7)
銀河娛樂股東應佔資產淨值	**13,364.6**	**13,632.8**

(i) 出售背景

銀河娛樂前稱嘉華建材有限公司(「嘉華建材」)。二零零五年，嘉華建材收購於澳門擁有博彩特許權之銀河娛樂場股份有限公司。收購代價大部分以嘉華建材新股份支付。於二零零五年七月，嘉華建材股東及嘉華國際股東分別於其各自之股東大會上批准收購。收購後，嘉華國際於銀河娛樂之股權減少至約18.7%，嘉華建材不再為嘉華國際之附屬公司，後易名為銀河娛樂集團有限公司。嘉華國際於銀河娛樂之股權進一步減至出售完成前之17.81%(二零零七年十月二十五日銀河娛樂完成配售150,000,000股新股份後)。

於二零零七年十月八日，嘉華國際一家全資附屬公司Sutimar與Permira訂立股份出讓協議，以現金代價約3,810,000,000港元向Permira投資工具出售452,500,000股銀河娛樂股份，即每股銀河娛樂股份8.42港元。完成後，嘉華國際於銀河娛樂之股權將進一步減少至4.13%。

同日，銀河娛樂亦訂立(其中包括)認購協議及浮息票據協議。認購協議涉及Permira投資工具按每股銀河娛樂股份8.42港元認購323,384,000股新銀河娛樂股份。浮息票據協議由銀河娛樂與票據持有人訂立，內容有關兑換及償還浮息票據。股份出讓協議、認購協議及浮息票據協議各自互為條件，故出售須待(其中包括)嘉華國際獨立股東批准於嘉華國際股東特別大會提呈有關股份出讓協議之決議案，以及銀河娛樂獨立股東批准於銀河娛樂股東特別大會提呈有關認購協議及浮息票據協議之決議案後，方告完成。

(ii) 出售之理由

誠如嘉華國際董事會函件所述，嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務。嘉華國際目前於銀河娛樂持有之17.81%權益乃嘉華建材於二零零五年收購銀河娛樂場股份有限公司後嘉華國際於銀河娛樂餘下之股權，並已按非流動投資列賬，與嘉華國際集團核心業務關連不大。嘉華國際董事亦認為出售有助市場認清嘉華國際集團之業務重點。

出售為嘉華國際提供機會，於相對較短時間內變現其於銀河娛樂之主要投資，避免承受任何市場配售之風險。吾等注意到，於有關(其中包括)出售之公佈刊發日期，即二零零七年十月十一日(「公佈日期」)，銀河娛樂之公眾持股量約29.9%，即約986,600,000股銀河娛樂股份。於公佈日期前十二個月，按聯交所每日平均交投量每日約2,900,000股銀行娛樂股份計算，銀河娛樂股份公眾持

吾等與嘉華國際、銀河娛樂或彼等各自之主要股東或聯繫人士概無關連，因此吾等符合資格就股份出讓協議項下出售之條款提供獨立財務意見。除就是項委任收取之一般專業費用外，並無任何安排致使吾等可自嘉華國際、銀河娛樂或彼等各自之主要股東或聯繫人士收取任何費用或利益。

於達致意見及建議時，吾等依賴嘉華國際董事及銀河娛樂董事所提供資料與事實以及所發表之意見，並假設其為真實、準確及完整。吾等亦已尋求及接獲嘉華國際董事確認，所提供資料並無遺漏任何重大事實，且吾等所獲資料足以讓吾等達致意見及提供本函件所載建議。吾等並無理由懷疑所獲資料之真確性及準確性，亦無理由相信任何重大事實被遺漏或隱瞞。吾等亦假設通函所載或提述之全部陳述於通函日期直至嘉華國際股東特別大會之日止仍屬真實。然而，吾等並無獨立調查嘉華國際集團或銀河娛樂集團之業務及事務。

吾等於本函件所提供意見乃基於最後可行日期之市場、經濟、行業、貨幣及其他適用狀況，以及吾等所獲資料作出。吾等並無責任就最後可行日期以後任何或會影響吾等所提供意見之發展更新、修訂或重新確認吾等之意見。

2. 主要考慮因素

吾等就股份出讓協議項下出售達致意見時，曾考慮以下主要因素:

(i) 出售背景；

(ii) 出售之理由；

(iii) 有關銀河娛樂之資料，其中包括其近期歷史資產淨值狀況、近期財務表現及銀河娛樂未來前景之聲明；

(iv) 與銀河娛樂大致可資比較公司之交易比率；

(v) 最近期市場配售個案分析；

(vi) 銀河娛樂股份過往股價表現；及

(vii) 對嘉華國際集團之財務影響。

以下為ANZ致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件全文，以供載入本文件，當中載列其就出售向嘉華國際獨立董事委員會及嘉華國際獨立股東提出之意見。

Australian and New Zealand Banking Group Limited
澳洲及新西蘭銀行集團有限公司
香港
中環
康樂廣場8號
交易廣場一座31樓

敬啟者:

建議向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份之嘉華國際集團有限公司之主要及關連交易

*就本函件而言，除文義另有所指外，未有註明釋義之界定詞彙具有嘉華國際及銀河娛樂向嘉華國際股東及銀河娛樂股東聯合刊發日期為二零零七年十一月五日之通函(「**通函**」)所賦予涵義。*

1. 緒言

吾等獲委任就股份出讓協議之條款向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見，股份出讓協議內容有關嘉華國際透過其全資附屬公司Sutimar向Permira投資工具按交易價格每股銀河娛樂股份8.42港元出售452,500,000股銀河娛樂股份(「**出售**」)。出售詳情載於通函內嘉華國際董事會函件，本函件為通函其中部分。

根據上市規則第14章，出售構成嘉華國際一項主要交易。鑑於嘉華國際控制人(定義見上市規則)呂博士同時為銀河娛樂其中一名主要股東，故出售亦構成上市規則第14A章項下嘉華國際之關連交易。

嘉華國際全體獨立非執行董事鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生已組成嘉華國際獨立董事委員會，以考慮出售是否按一般商業條款在日常業務中訂立，及有關條款是否公平合理，並符合嘉華國際及嘉華國際股東整體利益。吾等獲嘉華國際獨立董事委員會委任，以就出售向彼等及嘉華國際獨立股東提供意見。

大會上投票贊成所提呈普通決議案提出推薦意見。澳洲及新西蘭銀行集團有限公司(「ANZ」)已獲委任為獨立財務顧問，以就出售及股份出讓協議之條款向嘉華國際獨立董事委員會提出意見。

謹請 閣下垂注通函第43至49頁所載嘉華國際董事會函件，以及通函第68至83頁所載ANZ函件。

經考慮ANZ之意見後，吾等認為，股份出讓協議之條款及條件就嘉華國際獨立股東而言屬公平和合理，出售亦符合嘉華國際及嘉華國際股東整體利益。因此，吾等推薦嘉華國際獨立股東就嘉華國際股東特別大會上所提呈之普通決議案投贊成票，批准股份出讓協議之條款及條件以及出售。

此致

嘉華國際獨立股東 台照

嘉華國際獨立董事委員會

獨立非執行董事
鍾逸傑爵士

獨立非執行董事
李東海博士

獨立非執行董事
陳有慶博士

獨立非執行董事
廖樂柏先生

謹啟

二零零七年十一月五日

以下為嘉華國際獨立董事委員會發出之函件全文，當中載列其就股份出讓協議向嘉華國際獨立股東提出之推薦意見。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA（主席）*
呂耀東
許淇安，*GBS，CBE，QPM，CPM（董事總經理（署理））*
倫贊球*（副董事總經理）*
鄧呂慧瑜，*太平紳士*

非執行董事：
鍾逸傑爵士，*KBE，GBM，CMG，Hon. RICS，太平紳士**
梁文建，*CBE，太平紳士*
黃乾亨博士，*GBS，太平紳士，LLD，DH*
李東海博士，*GBM，GBS，LLD，太平紳士**
陳有慶博士，*GBS，LLD，太平紳士**
張惠彬博士，*太平紳士**
廖樂柏*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

嘉華國際集團有限公司
可能向PERMIRA投資工具出售
452,500,000股銀河娛樂集團有限公司股份
之主要及關連交易

吾等謹此提述由嘉華國際及銀河娛樂所聯合刊發日期為二零零七年十一月五日之通函（「通函」），而本函件為其中部分。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

吾等獲委任為嘉華國際獨立董事委員會之成員，以考慮出售及股份出讓協議，及就出售之條款及條件之公平合理程度向嘉華國際獨立股東提出意見，並就嘉華國際獨立股東應否在考慮及酌情批准股份出讓協議之條款及條件之嘉華國際股東特別

推薦意見

基於上述主要因素及理由，吾等認為新發行授權及浮息票據協議條款屬一般商業條款，而新發行授權及浮息票據協議項下擬進行之交易，就銀河娛樂獨立股東而言，屬公平合理，而新發行授權及訂立浮息票據協議符合銀河娛樂及銀河娛樂股東整體利益。因此，吾等建議銀河娛樂獨立董事委員會建議銀河娛樂獨立股東於二零零七年十一月二十一日舉行之銀河娛樂股東特別大會上，就新發行授權及浮息票據協議之決議案投贊成票。

此致

銀河娛樂獨立董事委員會及
銀河娛樂獨立股東 台照

代表
德國商業銀行香港分行

企業融資部主管(亞太區)
陳嘉忠

企業融資部(亞太區)
林崇謙

謹啟

二零零七年十一月五日

總結及分析

澳門政府授出少數特許經營權及分包特許經營權，為銀河娛樂集團架起屏障，令其他潛在競爭對手較難涉足澳門博彩及娛樂市場。然而，倘澳門政府於二零零九年後另行根據現行法例授出特許經營權，則此市場優勢將備受挑戰。經考慮銀河娛樂集團自二零零五年展開其博彩及娛樂業務起已於澳門扎穩根基，惟並無跨國業務，加上其他特許經營／分包特許經營持有人均為知名海外娛樂場經營商(如永利渡假村及威尼斯人)或於澳門博彩業擁有悠久歷史之娛樂場經營商(如澳博)，吾等認為，銀河娛樂集團集中資源進一步鞏固其於澳門博彩及娛樂業務之地位，為最有效做法。

再者，誠如銀河娛樂年報所披露，銀河娛樂集團現時有多項關於建設及經營其各階段路氹城大型娛樂度假中心(其中涵蓋酒店、娛樂場及娛樂設施)之資本密集發展項目。完成後，銀河娛樂集團將收取現金注資總額約27億港元及現金注資淨額約14億港元(不包括自配售籌集之額外13億港元)，另分別透過根據認購協議及浮息票據協議發行兑換股份，減少債務約26億港元，令年息淨額減少約150,000,000港元，銀河娛樂亦將藉其經增加之現金儲備賺取額外利息收入。銀河娛樂之財務狀況將大為改善，由錄得債務淨額約29億港元(即借款總額減現金及銀行結餘)，扭轉為現金盈餘約14億港元(包括受限制銀行存款約259,000,000港元，惟指配售前狀況)。因此，吾等認為，浮息票據協議項下安排及新發行授權所提供之額外財務靈活彈性，不單只可加強銀河娛樂集團之資本基礎及帶來籌措大額額外債務之能力及彈性，以應付銀河娛樂集團擴充澳門博彩及娛樂市場之日後資本需要，同時亦有助銀河娛樂集團迅速回應市場，特別是銀河娛樂鋭意加快實施開發計劃，種種因素均為銀河娛樂未來成功發展之關鍵競爭優勢。

及二零零六年十二月六日之公佈。誠如通函所述，配售及銀河娛樂可換股債券所得款項淨額分別為約1,253,000,000港元及1,834,000,000港元，主要用作撥付擴展銀河娛樂之銀河世界渡假村以及博彩相關業務、設施發展及銀河娛樂集團之收購機會所需資金。於最後可行日期，銀河娛樂已根據現行一般授權動用150,000,000股銀河娛樂股份。

誠如通函所披露，銀河娛樂於二零零七年十月八日訂立之認購協議載有若干條款及條件，其中包括向Permira投資工具授出之反攤薄權利。根據反攤薄權利，Permira 投資工具有權認購額外銀河娛樂股份、可兌換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以在日後發行股本或股本掛鈎資本情況下維持其股權百分比。此外，另有訂明，根據反攤薄權利可予發行之新銀河娛樂股份數目上限受於完成時按現行一般授權可予發行之銀河娛樂股份數目規限。倘向Permira投資工具發行超出該數目之銀河娛樂股份，則須遵守上市規則第14A章之規定。由於截至最後可行日期根據現行一般授權已動用150,000,000股銀河娛樂股份，而銀河娛樂已向Permira投資工具承諾不會按現行一般授權發行銀河娛樂股份，故根據反攤薄權利可予發行之銀河娛樂股份數目最多為510,358,272股。

6.2 *更新之理由*

根據認購協議所載反攤薄權利，除反攤薄權利獲行使外，發行新銀河娛樂股份之現行一般授權將不得作任何用途。誠如日期為二零零五年六月三十日致銀河娛樂股東之通函所披露，銀河娛樂鋭意成為澳門綜合消閒娛樂服務領先供應商之一，為澳門旅客提供博彩及非博彩設施。鑑於銀河娛樂集團達致以上目標之未來發展，吾等認為，銀河娛樂保留營運資金，同時具備額外財務靈活彈性，以便適時籌集額外資金，甚為重要，以確保不會妨礙其博彩業務之持續發展及／或進一步抓緊日後可能出現之業務發展商機。因此，吾等認為，新發行授權授權銀河娛樂董事會配發及發行最多690,674,072股新銀河娛樂股份(按於最後可行日期之已發行銀河娛樂股份總數3,453,370,361股計算，並假設最後可行日期至銀河娛樂股東特別大會日期止期間內並無發行或購回任何銀河娛樂股份)，符合銀河娛樂及銀河娛樂股東整體利益。

約1,700,000,000港元及投資活動現金流出淨額約2,892,000,000港元後，吾等認為，倘銀河娛樂集團不取得額外股本融資，銀河娛樂集團可能須以債務融資撥付其有關未來發展娛樂場及酒店之路氹土地儲備第二、三及四期之未來規劃資本開支(包括員工成本、培訓、市場推廣及品牌開支)，以致產生額外利息開支，因而可能對銀河娛樂集團之未來盈利能力構成負面影響。鑑於訂立浮息票據協議將可按以下方式悉數償還浮息票據(i)發行兌換股份以償還浮息票據本金額約50%及(ii)償還餘額及未支付之應計利息，預期大部分將以發行認購股份所得款項撥付；及(iii)年息淨額將因(i)及(ii)項減少約150,000,000港元，吾等認為，浮息票據協議將加強銀河娛樂之資本結構及基礎，並為日後融資提供額外靈活彈性，對銀河娛樂集團之未來盈利能力帶來正面影響。

資產負債比率

根據公司二零零七年中期報告，公司之資產負債比率約12.5%(即於二零零七年六月三十日之未經審核綜合借款總額扣除現金及銀行結餘約2,930,000,000港元除資產總值減現金及銀行結餘約23,358,000,000港元)。預期發行認購股份所得款項約2,700,000,000港元扣除浮息票據擬償還之餘下本金結餘及應計未支付利息約1,320,000,000港元，連同浮息票據協議項下之債務股本安排，將可大大改善銀河娛樂集團之債務狀況，扭轉為現金淨額狀況(現金盈餘約1,400,000,000港元，包括受限制銀行存款約259,000,000港元)，其中並無計及配售(定義見下文)籌集之額外現金注資13億港元，據此，以上計算尚未包括該項額外現金所得款項1,253,000,000港元。

6. 新發行授權

6.1 *過往集資活動及反攤薄權利*

於二零零七年六月二十六日(「股東週年大會日期」)舉行之銀河娛樂股東週年大會上已通過普通決議案，授權銀河娛樂董事(其中包括)配發及發行不多於截至股東週年大會日期銀河娛樂已發行股本20%之銀河娛樂股份(「現行一般授權」)。由於截至股東週年大會日期共有3,301,791,361股銀河娛樂股份，故根據現行一般授權銀河娛樂董事會獲授權配發及發行最多660,358,272股銀河娛樂股份。然而，於最後可行日期前過去十二個月，銀河娛樂已訂立協議，乃有關配售150,000,000股銀河娛樂股份(「配售」)及發行銀河娛樂可換股債券，詳情分別載於公司日期為二零零七年十月十二日

銀河娛樂佔澳門娛樂場數目約20%及銀河娛樂經營之賭桌與角子機僅佔澳門賭桌及角子機總數分別約14.6%及10.1%。吾等認為，於短期內盡可能把握更大市場份額對銀河娛樂尤為重要。特別是鑑於澳門開放博彩業仍處於起步階段，且將達致龐大年度增長，繼續加強其於澳門不斷擴大博彩市場之地位，乃銀河娛樂鞏固市場領導地位及於日後競爭中保障本身利益之關鍵。因此，銀河娛樂之資產負債表因浮息票據協議項下安排顯著加強，及年息開支減少約150,000,000港元，能讓銀河娛樂集團獲取額外資本及隨時籌措更多具額外成本效益之債務以進行未來發展，尤其是發展博彩業務及相關設施方面(包括但不限於在銀河娛樂之路氹地點投資博彩、餐飲店舖、水療中心以及發展會議設施、購物商場、影院以及類似設施)，種種因素均有利於銀河娛樂集團，吾等認為符合銀河娛樂及銀河娛樂股東整體利益。

對銀河娛樂集團盈利能力之正面影響

截至二零零六年十二月三十一日止年度，銀河娛樂集團錄得銀河娛樂股東應佔經審核綜合虧損約1,532,000,000港元，較截至二零零五年十二月三十一日止年度銀河娛樂股東應佔純利2,395,000,000港元大幅減少約3,927,000,000港元。根據銀河娛樂二零零六年年報，銀河娛樂股東應佔純利大幅減少主要歸因於(i)財務費用522,000,000港元(計入有關浮息票據之利息開支約141,000,000港元)；(ii)於二零零五年七月收購澳門博彩業務產生之無形資產非現金攤銷約998,000,000港元；及(iii)二零零六年四間娛樂場及酒店開業有關之籌辦及開業前期費用約268,000,000港元。銀河娛樂集團之策略發展計劃為繼續於澳門擴充其博彩及博彩相關業務，主要透過持續發展其路氹城大型娛樂渡假中心，鞏固其於博彩及娛樂業務之領導地位。因此，預期銀河娛樂將產生大量資本開支。經考慮銀河娛樂中期報告所示於二零零七年六月三十日之未經審核綜合現金及銀行結餘約6,519,000,000港元(包括受限制銀行存款約259,000,000港元)，及銀河娛樂二零零六年年報所示截至二零零六年十二月三十一日止年度之經營業務現金流入淨額

增加約7.3倍至二零零七年六月超過3,000張；而角子機數目則由二零零三年十二月之814部增加超過10倍至二零零七年六月超過8,200部。詳情概述如下：

	娛樂場數目				
娛樂場經營商名稱	二零零三年	二零零四年	二零零五年	二零零六年	二零零七年#
－澳博	11	13	15	17	18
－銀河娛樂(附註1)	–	1	1	5	5
－永利渡假村	–	–	–	1	1
－威尼斯人澳門股份有限公司(「威尼斯人」)*	–	1	1	1	1
－新濠博亞博彩(澳門)股份有限公司(「新濠」)*	–	–	–	–	1
總計：	**11**	**15**	**17**	**24**	**26**

資料來源：澳門博彩監察協調局

	二零零三年	二零零四年	二零零五年	二零零六年	二零零七年#
賭桌	424	1,092	1,388	2,762	3,102
角子機	814	2,254	3,421	6,546	8,234

資料來源：澳門博彩監察協調局

附註1： 銀河娛樂集團經營之五間娛樂場分別為星際娛樂場、華都娛樂場、利澳娛樂場、總統娛樂場及銀河金都娛樂場。下文載列於二零零七年六月三十日銀河娛樂集團經營之五間娛樂場各自營運之主要博彩設施概要。

	賭桌數目#	角子機數目#
星際娛樂場	190	316
利澳娛樂場	69	150
總統娛樂場	46	–
華都娛樂場	44	48
銀河金都娛樂場	105	316
	454	830

資料來源：銀河娛樂

附註2： 除上述經營商外，美高梅金殿超濠股份有限公司亦根據澳博授出之分包特許經營權於澳門經營娛樂場設施。

* *為澳門博彩業務分包特許經營合約持有人*

\# *於二零零七年六月三十日的資料*

讓，屬有關配售價相對可資比較交易有關五天平均收市價之折讓範圍以內。經考慮到(i)銀河娛樂集團之未來發展計劃，包括建設及經營其位於澳門建築面積10,400,000平方米之路氹土地儲備第二、三及四期，當中涵蓋其規劃酒店、娛樂場、零售、會議與娛樂設施，將需要進一步注入巨額資本投資；(ii)銀河娛樂之債務情況將得到重大改善，包括其現金儲備之大幅增加(詳情見下文)及(iii)上述交易價格之折讓屬可資比較交易相關折讓範圍內，吾等認為，交易價格屬公平合理，且符合銀河娛樂及銀河娛樂股東之整體利益。

4. 浮息票據協議項下安排之利益

澳門博彩業之競爭

誠如銀河娛樂日期為二零零五年六月三十日之通函所述，澳門博彩業於二零零一年之前由澳門旅遊娛樂股份有限公司(「澳娛」)獨家經營。然而，於二零零一年十二月，澳門政府決定終止澳娛對博彩業之壟斷，開放適用於澳門博彩活動之法例及法規。根據澳門政府博彩監察協調局，於二零零二年，三名特許經營商於投標後獲授博彩特許經營權，該三名經營商分別為銀河娛樂(其特許經營權有效期至二零二二年六月)、澳門博彩股份有限公司(「澳博」，其特許經營權有效期至二零二零年三月)及永利渡假村(澳門)股份有限公司(「永利渡假村」，其特許經營權有效期至二零二二年六月)。繼授出額外三項分包特許經營權後瞭解到，根據其與銀河娛樂、澳博及永利渡假村之特許經營合約，澳門政府於二零零九年前將不會額外授出任何博彩特許經營權。

隨著澳門博彩業開放，加上澳門政府表明欲將澳門發展成世界級博彩中心之意向，澳門娛樂場數目已由二零零三年十二月之11間大幅增加超過2.5倍至二零零七年六月之26間；賭桌數目亦由二零零三年十二月之424張

吾等亦已審閱於二零零七年九月四日至最後交易日二零零七年十月五日(「有關期間」)，於緊接相關配售公佈刊發前相關交易日市值不少於100億港元之主板上市公司所進行之近期新股配售交易。據以吾等所深知，有八宗股份配售交易符合以上甄選標準(「可資比較交易」)，並概述如下：

公司名稱	股份代號	配售協議日期(二零零七年)	配售價	有關配售協議前最後交易日之股份收市價	有關配售協議前最後五個交易日之平均收市價
銀河娛樂	**27**	**十月八日**	**8.42港元**	**9.00港元** ***(6.44%)***	**8.98港元** ***(6.24%)***
中國雨潤食品集團有限公司	1068	十月四日	10.5港元	12.00港元 *(12.50%)*	11.40港元 *(7.89%)*
華潤電力控股有限公司	836	十月四日	24.3港元	26.40港元 *(7.95%)*	22.40港元 *8.48%*
中國地產集團有限公司	1838	十月三日	4.93港元	5.03港元 *(1.99%)*	5.056港元 *(2.49%)*
信義玻璃控股有限公司	868	九月二十七日	10.32港元	11.20港元 *(7.86%)*	10.51港元 *(1.81%)*
信德集團有限公司	242	九月二十七日	12.25港元	12.78港元 *(4.15%)*	12.38港元 *(1.05%)*
信和置業有限公司	83	九月二十四日	19.576港元	21.05港元 *(7.00%)*	20.81港元 *(5.93%)*
北京控股有限公司	392	九月二十日	37.10港元	39.30港元 *(5.60%)*	34.72港元 *6.85%*
嘉里建設有限公司	683	九月二十日	59.23港元	62.35港元 *(5.00%)*	59.85港元 *(1.04%)*
平均溢價／(折讓)				**(6.51%)**	**(0.61%)**
溢價／(折讓)範圍				**(1.99%)至(12.50%)**	**(7.89%)至8.48%**

資料來源：聯交所網頁

附註：斜體顯示之百分比為相對有關配售價或(就銀河娛樂而言)交易價格之溢價／(折讓)

根據以上分析，吾等注意到(i)交易價格相對銀河娛樂股份於最後交易日之收市價之折讓與可資比較交易之配售價相對當時有關市價之平均折讓相若及(ii)交易價格相對銀河娛樂股份於最後交易日前五個交易日之平均收市價之折

之條款為市場上其他股份認購協議中常見條款，故吾等認為浮息票據協議乃按一般商業條款訂立。

3. 交易價格

誠如通函所披露，交易價格乃相關各方（即票據持有人、Permira基金、銀河娛樂及嘉華國際）經參考(i)可資比較公司進行之股份配售交易；(ii)以Permira基金作為銀河娛樂股東之一之策略價值；及(iii)邀得博學且著名並於博彩業注入巨額投資之銀河娛樂主要股東可加強銀河娛樂之增長前景之可能性後公平磋商協定。

交易價格亦較：

(i) 於最後交易日聯交所所報之收市價每股銀河娛樂股份9.00港元折讓約6.4%；及

(ii) 截至最後交易日止最後五個交易日聯交所所報之平均收市價每股銀河娛樂股份8.98港元折讓約6.2%；

零零六年五月二十二日全數償付，令初步浮息票據之本金額減少至現時之浮息票據金額2,371,805,067港元，有關金額須於二零零八年九月三十日支付，年利率固定為6厘，以複息每年累計，於浮息票據償還或到期時支付。此外，浮息票據附有若干限制條款，包括禁止銀河娛樂於浮息票據未償還前宣派任何股息，除非截至宣派股息當日止所有應計利息已先行償還。

浮息票據協議協定，銀河娛樂可於完成後透過按交易價格每股兌換股份8.42港元，向票據持有人配發及發行合共156,804,000股兌換股份，並以現金償還餘額，贖回浮息票據本金額約50%及應計未付利息合共為數1,320,289,680港元。預期Permira投資工具根據認購協議認購323,384,000股認購股份(「認購」)所得約1,320,000,000港元，將用作償還浮息票據之餘額及應計利息。

2.2 *主要條款及條件*

浮息票據協議與認購協議互為條件，而股份出讓協議須待下列先決條件達成後，方可作實：

(i) 浮息票據協議及據此擬進行之交易(包括發行及配發兌換股份)已全部獲銀河娛樂股東(或聯交所並無規定須放棄表決之有關股東)於股東大會以按股數投票表決方式批准；

(ii) 聯交所批准兌換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤銷或暫停銀河娛樂之上市地位；及

(iii) 除有關達成浮息票據協議先決條件之先決條件外，認購協議及股份出讓協議所有先決條件達成或按其條款獲豁免。

基於上述各項，吾等認為，浮息票據協議基本上為銀河娛樂與票據持有人間之一項債務換股本安排，透過按交易價格向票據持有人配發及發行新銀河娛樂股份代替支付現金，以償還銀河娛樂之未償還債務，而由於交易價格與銀河娛樂股份近期股價表現(如下文分析)相若，且浮息票據協議

下表載列銀河娛樂集團分別截至二零零六年十二月三十一日止兩個年度，以及截至二零零六年及二零零七年六月三十日止六個月之分部經營業績：

	截至十二月三十一日止年度		截至六月三十日止六個月	
	二零零五年	二零零六年	二零零六年	二零零七年
	百萬港元	*百萬港元*	*百萬港元*	*百萬港元*
	(經審核)	*(經審核)*	*(未經審核)*	*(未經審核)*
營業額				
一博彩及娛樂	66	3,389	741	5,604
一銷售建築材料	1,226	1,281	565	728
總計	1,292	4,670	1,306	6,332
EBITDA*				
一博彩及娛樂	19	145	46	571
一銷售建築材料	146	208	86	100
一其他	(18)	84	54	66
	147	437	186	737
分部經營溢利／(虧損)				
一博彩及娛樂	2,625	(1,188)	(543)	(69)
一銷售建築材料	4	53	6	22
一其他	(37)	103	73	104
總計	2,592	(1,032)	(464)	57
年度／期內銀河娛樂股東應佔純利／(虧損淨額)	2,395	(1,532)	(734)	(268)

* *除利息、税項、折舊及攤銷前盈利，不包括非經常項目*

資料來源：銀河娛樂相關年度之年報及中期報告

2. 浮息票據協議

2.1 *背景*

誠如上文所述，18,405,198,023港元之銀河收購代價涉及發行本金額2,544,239,603港元之初步浮息票據，初步到期日為二零零六年八月二十一日(本金額2,371,805,067港元之初步浮息票據到期日其後修訂為二零零八年九月三十日)。誠如通函及二零零六年財政年度銀河娛樂年度報告所述，本金額172,434,536 港元之初步浮息票據連同3,401,000港元應計利息已於二

吾等認為吾等(i)已採取上市規則第13.80條所規定合理步驟，自銀河娛樂取得一切所需資料及(ii)已審閱足夠資料以讓吾等就浮息票據協議及新發行授權項下擬進行之交易達致知情見解，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑有遺漏或隱瞞任何重大事實，吾等亦無發現任何事實或情況，致使銀河娛樂向吾等提供之資料及發表之聲明失實、不確或有誤導成份。然而，吾等並無獨立核實銀河娛樂提供之資料，亦無對銀河娛樂及其相關聯繫人士之業務及狀況進行獨立深入調查。

主要考慮因素及理由

吾等就浮息票據協議及新發行授權項下擬進行之交易制定意見，及向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供獨立財務建議時，吾等曾考慮下列主要因素：

1. 銀河娛樂集團之背景

銀河娛樂集團之主要業務

銀河娛樂(前稱嘉華建材有限公司)初期從事建築材料生產及分銷業務，為香港主要建築材料供應商之一。然而，誠如公司二零零五年年報所述，由於香港暫停定期土地拍賣及若干大型發展項目及基建工程擱置，加上中國宏觀經濟調控持續及市場競爭加劇，銀河娛樂集團之建築材料業務增長放緩，令銀河娛樂集團建築材料業務於二零零五財政年度所得收益較二零零四年度減少。

為確立集團地位，以抓緊澳門博彩業興起之機遇，銀河娛樂集團於二零零五年三月訂立協議(「銀河娛樂收購協議」)，以代價18,405,198,023港元(「銀河娛樂收購代價」)收購銀河娛樂場股份有限公司具投票權股份88.1%。代價已透過(其中包括)發行本金額2,544,239,603港元無抵押定息票據(「初步浮息票據」)支付。二零零五年七月銀河娛樂收購協議完成後，銀河娛樂集團成功將當時之建築材料生產及分銷業務擴展至於澳門發展及營運娛樂場、酒店以及相關消閒及娛樂設施，並成為銀河娛樂集團主要收入來源，佔銀河娛樂截至二零零六年十二月三十一日止年度經審核綜合收益約72.6%。

構成關連交易，故須獲銀河娛樂獨立股東於銀河娛樂股東特別大會以按股數投票表決方式批准，方可作實。

此外，銀河娛樂董事會亦建議，將於銀河娛樂股東特別大會上更新現行一般授權(定義見下文)，以授權銀河娛樂董事配發及發行不超過銀河娛樂於通過有關決議之銀河娛樂股東特別大會日期已發行股本20%之新銀河娛樂股份。由於新發行授權將於銀河娛樂下屆股東週年大會前授出，根據上市規則第13.36(4)條，新發行授權須獲銀河娛樂獨立股東於銀河娛樂股東特別大會以按股數投票表決方式批准，方可作實。

銀河娛樂董事會現由十名董事組成，包括執行董事呂志和博士、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事鄭慕智先生及唐家達先生；以及獨立非執行董事張惠彬博士、顏志宏先生及葉樹林博士。由於浮息票據協議及新發行授權項下擬進行之交易須獲銀河娛樂獨立股東批准，而張惠彬博士同時亦身兼嘉華國際之獨立非執行董事，僅由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會已組成，以就銀河娛樂獨立股東於銀河娛樂股東特別大會應如何就浮息票據協議及新發行授權相關決議案投票，向銀河娛樂獨立股東提出推薦意見。德國商業銀行香港分行獲委任為獨立財務顧問，就浮息票據協議及新發行授權之條款是否(i)按一般商業條款訂立；(ii)公平及合理；(iii)新發行授權及訂立浮息票據協議符合銀河娛樂及銀河娛樂股東之整體利益；及(iv)銀河娛樂獨立股東應如何就批准浮息票據協議及新發行授權之有關決議表決，向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供建議。

在制定推薦意見時，吾等依賴銀河娛樂向吾等提供之資料及事實。吾等假設銀河娛樂向吾等提供之所有資料及事實於所有重大方面均屬真實、完整及準確，且吾等已加以依賴。此外，吾等亦依賴銀河娛樂董事所作出之陳述，表示經作出一切合理查詢及審慎考慮後，就彼等所深知、全悉及確信，並無遺漏任何其他事實或陳述，致使通函任何內容有所誤導。此外，吾等已審閱(其中包括)浮息票據協議、銀河娛樂之財務資料，其中包括截至二零零六年十二月三十一日止年度之已公佈年報及截至二零零七年六月三十日止六個月之未經審核財務報表。吾等亦假設由銀河娛樂向吾等提供所有通函所載或提述之資料、聲明及陳述，於所有重大方面於作出之時直至通函寄發當日為止仍屬真實、完整及準確。

德國商業銀行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者:

可能透過將「B」類浮息無抵押貸款票據兌換為新股及向關連人士支付現金悉數償還「B」類浮息無抵押貸款票據及更新發行及配發股份之一般授權

引言

吾等獲委任為獨立財務顧問，就浮息票據協議及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供意見。浮息票據協議及新發行授權之詳情載於日期為二零零七年十一月五日致銀河娛樂股東及嘉華國際股東之聯合通函(「通函」)所載「銀行娛樂董事會函件」內，而本函件為通函其中部分。除本文另有界定外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零七年十月八日，銀河娛樂與Permira投資工具訂立認購協議，另與票據持有人訂立浮息票據協議。另外，銀河娛樂主要股東(定義見上市規則)嘉華國際透過其全資附屬公司Sutimar，與Permira投資工具訂立股份出讓協議。根據認購協議及浮息票據協議，銀河娛樂分別同意(i)按交易價格向Permira投資工具發行323,384,000股認購股份；及(ii)按交易價格兌換浮息票據本金額約50%及有關應計利息為兌換股份，並以現金贖回浮息票據本金餘額。此外，根據股份出讓協議，嘉華國際透過Sutimar同意按交易價格向Permira投資工具出售其擁有之452,500,000股銷售股份。由於浮息票據協議涉及向票據持有人(即City Lion及Recurrent Profits，為主要股東成員，於最後可行日期合共持有銀河娛樂已發行股本約43.3%)發行156,804,000股兌換股份，根據上市規則第14A章，浮息票據協議項下擬進行之交易

吾等獲委任為銀河娛樂獨立董事委員會之成員，以考慮浮息票據協議之條款及新發行授權，及就浮息票據協議之條款及新發行授權之公平合理程度向銀河娛樂獨立股東提供意見，並就銀河娛樂獨立股東在考慮及酌情批准浮息票據協議條款及新發行授權之銀河娛樂股東特別大會上應否投票贊成所提呈普通決議案提出推薦意見。

德國商業銀行已獲委任為獨立財務顧問，就浮息票據協議之條款及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提出意見。

謹請　閣下垂注通函第12至42頁所載由銀河娛樂董事會函件，以及通函第52至65頁所載由德國商業銀行之意見函件。

經考慮德國商業銀行之意見後，吾等認為，浮息票據協議之條款及新發行授權就銀河娛樂獨立股東而言屬公平合理，而浮息票據協議及新發行授權均符合銀河娛樂及銀河娛樂股東整體利益。

因此，吾等推薦銀河娛樂獨立股東就於銀河娛樂股東特別大會上提呈之普通決議案投贊成票，以批准浮息票據協議條款及新發行授權。

此致

銀河娛樂獨立股東　台照

銀河娛樂獨立董事委員會

獨立非執行董事	*獨立非執行董事*
顏志宏先生	**葉樹林博士**

謹啟

二零零七年十一月五日

以下為銀河娛樂獨立董事委員會發出之函件全文，當中載列其就浮息票據協議及新發行授權向銀河娛樂獨立股東提出之推薦意見。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

註冊辦事處：
香港
中環
夏慤道10號
和記大廈
16樓1606室

敬啟者：

銀河娛樂集團有限公司

可能向PERMIRA投資工具
發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兌換為新股
及支付現金
向關連人士悉數償還「B」類浮息無抵押貸款票據之關連交易、
委任新董事
及更新發行股份之一般授權

吾等謹此提述由銀河娛樂及嘉華國際聯合刊發日期為二零零七年十一月五日之通函（「通函」），而本函件為其中部分。

除另有註明外，本函件所用詞彙與通函所界定者具有相同涵義。

推薦意見

嘉華國際執行董事認為股份出讓協議按一般商業條款訂立，有關條款屬公平合理，且符合嘉華國際及嘉華國際股東整體利益。嘉華國際獨立董事委員會亦表示認同。

謹請　閣下垂注分別載於本通函第66至第67頁及第68頁至第83頁之嘉華國際獨立董事委員會與ANZ作出之推薦意見。

因此，嘉華國際董事推薦嘉華國際獨立股東就於嘉華國際股東特別大會上提呈之普通決議案投贊成票。

由於必須達成多項先決條件方告完成，該等建議不一定實行。股東及有意投資者於買賣嘉華國際股份時，務請審慎行事。

進一步資料

謹請　閣下垂注本通函其他章節及各附錄所載其他資料。特別懇請　閣下垂注銀河娛樂董事會函件。倘當中所述其他協議未有成為無條件，股份出讓協議將不會實行。

此致

嘉華國際股東　台照
及僅供嘉華國際債券持有人參照

主席
呂志和博士
謹啟

二零零七年十一月五日

色代表委任表格後，嘉華國際股份持有人仍可依願親身出席嘉華國際股東特別大會或其任何續會，並於會上表決。

截至最後可行日期，呂博士、彼之配偶、呂氏家族成員以及彼等各自之聯繫人士共同控制及有權行使超過55.24%嘉華國際表決權，彼等將在嘉華國際股東特別大會放棄表決。除上述者外，據嘉華國際董事作出一切合理查詢後所深知、全悉及確信，並且無其他嘉華國際股東或彼之聯繫人士在股份出讓協議中擁有重大權益，而須根據上市規則在嘉華國際股東特別大會放棄表決。

要求投票表決之程序

嘉華國際股東可根據嘉華國際組織章程文件要求投票表決之程序載於公司細則第78條，列示如下:

「78. 於任何股東大會提交會議表決之決議案，將以舉手投票方式表決，除非在宣佈舉手表決結果時或之前，或於撤回任何其他投票表決要求時，下述任何一方要求投票表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會表決而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會表決之股東之總表決權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會表決之本公司股份(已繳股款總額相當於所有附有該等權利股份已繳股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會記錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。」

出售利潤

嘉華國際出售利潤估計約為1,470,625,000港元。嘉華國際之估計出售利潤乃按銷售股份之總交易價格計算。假設已發行嘉華國際股份數目自最後可行日期至嘉華國際股東特別大會當日止並無變動，出售將增加每股嘉華國際股份之資產淨值，而嘉華國際集團於完成後將具有正數現金淨值。

獨立董事委員會

嘉華國際獨立非執行董事鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成嘉華國際獨立董事委員會，其對於出售之推薦意見之函件載於本通函第66至67頁。

獨立財務顧問

ANZ獲委任為嘉華國際獨立董事委員會及嘉華國際獨立股東有關出售之獨立財務顧問，其所發出之函件載於本通函第68至83頁。

餘下權益

假設自最後可行日期至完成止期間，除兑換股份及認購股份外，並無進一步發行銀河娛樂股份，則緊隨完成後，嘉華國際將間接持有162,484,047股銀河娛樂股份(歷史成本總合共840,042,523港元)，相當於已發行銀河娛樂股份約4.13%。嘉華國際目前無意在現階段或完成後即時出售其持有之銀河娛樂股份，但會考慮各種方案。

嘉華國際股東特別大會

嘉華國際謹訂於二零零七年十一月二十一日星期三假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行嘉華國際股東特別大會，召開大會之通告載於本通函第107至108頁。會上將提呈普通決議案以批准股份出讓協議。決議案將以按股數投票方式表決。

嘉華國際股份持有人不論能否出席嘉華國際股東特別大會，均務請盡快按其所印列指示填妥隨本通函附奉之**白色**代表委任表格，並交回嘉華國際之香港辦事處地點，地址為香港北角渣華道191號嘉華國際中心二十九樓(*註明公司秘書收*)，惟無論如何最遲須於嘉華國際股東特別大會指定舉行時間48小時前交回。填妥及交回**白**

事相信，由於出售將有助釐清嘉華國際集團之業務重點，此外，透過實現其非核心資產(即銷售股份)之價值，嘉華國際不單能確認出售項下重大收益(見下文「嘉華國際之出售利潤」一節)，更可為其擴展核心物業業務籌集巨額資金，從而提升嘉華國際之前景及增長。

於股份出讓協議完成時，嘉華國際於銀河娛樂之股權將由17.81%減至4.13%(假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兌換股份外，銀河娛樂之已發行股本並無任何變動)。

本通函載有出售之進一步詳情、嘉華國際獨立董事委員會與ANZ就有關出售及股份出讓協議之推薦意見，上市規則規定之其他資料，以及為考慮及酌情批准出售及股份出讓協議而召開之嘉華國際股東特別大會之通告。

所得款項用途

嘉華國際擬將出售銷售股份所得款項約3,810,050,000港元撥付其物業發展業務及投資(如有)所需資金，及作一般營運資金。

上市規則之相關規定

就銷售股份應付嘉華國際之代價對比嘉華國際於二零零七年十月五日之總市值(參考緊接二零零七年十月八日前五個交易日嘉華國際股份的平均收市價計算)約為31.9%計算。因此，根據上市規則，股份出讓協議項下出售構成嘉華國際之主要交易。

股份出讓協議涉及嘉華國際出售銀河娛樂之權益，而銀河娛樂之主要股東呂博士透過主要信託為控制人，因此屬嘉華國際之關連人士，而出售根據上市規則第14A.13(1)(b)(i)條構成嘉華國際之關連交易。股份出讓協議及出售須待(其中包括)嘉華國際獨立股東於嘉華國際股東特別大會批准，方可作實。表決將以按股數投票方式進行。呂博士及彼控制之公司、彼之配偶、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

嘉華國際債券

根據協議，該等建議各部分均毋須根據嘉華國際債券徵求批准或同意，亦無任何部分將導致須對嘉華國際債券任何條款作出調整。

- 嘉華國際完全符合與其履行股份出讓協議項下責任有關之所有相關規管要求，包括上市規則相關規則。

訂約各方不得單方面豁免任何先決條件。

倘各項條件未能於二零零七年十二月三十一日下午五時正或Sutimar與Permira投資工具可能協定之較後日期前達成，股份出讓協議將即時自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

完成： 股份出讓協議與認購協議及浮息票據協議將同時完成。

訂立股份出讓協議之理由

截至二零零六年十二月三十一日止財政年度，嘉華國際之綜合營業額、除税前溢利及除税後溢利分別為275,956,000港元、1,008,763,000港元及701,744,000港元。

截至二零零六年十二月三十一日止年度，銀河娛樂之經審核綜合(除税前)及(除税後)虧損淨額分別為1,525,662,000港元及1,531,510,000港元。截至二零零五年十二月三十一日止年度，經審核綜合(除税前)及(除税後)純利分別為2,398,388,000港元及2,396,705,000港元。銀河娛樂緊接出售前兩個財政年度並無宣派股息。

嘉華國際集團持有銀河娛樂股份於嘉華國際集團之賬簿內之歷史成本合共3,179,467,523港元，其中425,500,000股銷售股份將根據出讓協議由Sutimar出售，佔歷史成本合共2,339,425,000港元或73.6%。

嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務，而其於銀河娛樂(之前為嘉華國際之附屬公司)之權益為其之前控股權益之餘額。銀河娛樂於二零零五年收購銀河娛樂場股份有限公司之控制權，其後銀河娛樂不再是嘉華國際之附屬公司，更自此成為澳門娛樂場及博彩設施以及相關消閒設施之主要發展商及營運商。因此，銀河娛樂集團之業務與嘉華國際集團之核心業務之間極少關連，故嘉華國際董事相信，對市場而言，嘉華國際集團之業務重點並不清晰。嘉華國際執行董

股份出讓協議須待嘉華國際獨立股東於嘉華國際股東特別大會批准後，方告完成，而股份出讓協議與認購協議及浮息票據協議則同時完成。

股份出讓協議之主要條款概要

股份出讓協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股份出讓協議訂約各方：	1. 嘉華國際全資附屬公司Sutimar，作為賣方； 2. Permira投資工具，作為買方；及 3. 嘉華國際，作為Sutimar履行責任之擔保人。
主要事項：	Sutimar有條件同意按交易價格向Permira投資工具個別出售銷售股份。 銷售股份相當於銀河娛樂現有已發行股本約13.1%及銀河娛樂緊隨完成後(假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兑換股份外，其已發行股本並無任何變動)經擴大已發行股本約11.5%。
代價：	交易價格為每股銷售股份8.42港元，合共3,810,050,000港元，將於完成時以現金支付。
條件：	須待下列條件達成後，方告完成： • 認購協議根據其條款成為無條件，惟規定股份出讓協議已成為無條件或已完成之任何條件除外； • 嘉華國際股東(根據上市規則或聯交所批准表決之股東)於嘉華國際股東特別大會或書面同意(如適用)通過普通決議案，以批准根據股份出讓協議出售銷售股份，且有關同意於完成時仍具十足效力；及

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)*
呂耀東
許淇安，*GBS，CBE，QPM，CPM(董事總經理(署理))*
倫贊球*(副董事總經理)*
鄧呂慧瑜，*太平紳士*

非執行董事：
鍾逸傑爵士，*KBE，GBM，CMG，Hon. RICS，太平紳士**
梁文建，*CBE，太平紳士*
黃乾亨博士，*GBS，太平紳士，LLD，DH*
李東海博士，*GBM，GBS，LLD，太平紳士**
陳有慶博士，*GBS，LLD，太平紳士**
張惠彬博士，*太平紳士**
廖樂柏*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

可能向PERMIRA投資工具
出售452,500,000股銀河娛樂集團有限公司股份
之主要及關連交易

緒言－出售

於二零零七年十月十一日，嘉華國際與銀河娛樂聯合宣佈嘉華國際全資附屬公司Sutimar同意以交易價格出售銷售股份，並與Permira投資工具簽訂股份出讓協議。銷售股份之歷史成本合共2,339,425,000港元，相當於每股銷售股份5.17港元。銷售股份之交易價格乃經各方參照嘉華國際於銀河娛樂之投資策略價值、銀河娛樂之業績及表現、銀河娛樂股份之最近交易表現及可資比較之以往交易後，公平磋商決定。Sutimar根據股份出讓協議將收取總代價3,810,050,000港元，將於完成時以現金支付。

除非正式要求投票表決及不予撤回，否則主席宣佈決議案通過或一致或以某一大多數通過或不予通過，並登記於載述本公司大會記錄之本公司名冊中，有關結果即為該事實之確證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。」

推薦意見

銀河娛樂董事認為，認購協議、投資者權利協議、浮息票據協議及新發行授權乃符合銀河娛樂及其股東整體利益。因此，銀河娛樂董事推薦銀河娛樂股份持有人表決贊成於銀河娛樂股東特別大會提呈之所有決議案。

閣下務請留意載於本通函之銀河娛樂獨立董事委員會推薦意見，以及載於本通函之德國商業銀行意見。

由於完成須待若干先決條件達成後方可作實，因此該等建議不一定實行。銀河娛樂股東及其潛在投資者在買賣銀河娛樂股份時務請審慎行事。

其他資料

閣下務請留意本通函其他章節及附錄所載資料，尤其務請留意載有股份出讓協議更多資料之嘉華國際董事會函件，倘股份出讓協議未有成為無條件，則認購協議、投資者權利協議及浮息票據協議將不會實行。

此致

銀河娛樂股東 台照
及僅供銀河娛樂可換股債券持有人參照

主席
呂志和博士
謹啟

二零零七年十一月五日

不遲於股東特別大會指定舉行時間48小時前交回。銀河娛樂股份持有人填妥及交回委任藍色委任表格後，屆時仍可依願親身出席股東特別大會或其任何續會，並於會上表決。

主要股東(包括票據持有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士共同控制或有權控制行使銀河娛樂表決權超過67.6%，將於銀河娛樂股東特別大會上就第1、2及3項決議案放棄表決。City Lion、嘉華國際、呂博士以及彼之配偶及彼等各自聯繫人士共同控制或有權行使控制銀河娛樂超過57.8%表決權，將於銀河娛樂股東特別大會上就第4及5項決議案放棄表決。除上述者外，據銀河娛樂董事作出一切合理查詢後深知、全悉及確信，並無其他銀河娛樂股東或彼等之聯繫人士於銀河娛樂股東特別大會將討論事宜中有重大權益，及根據上市規則須放棄於銀河娛樂股東特別大會表決。

要求按股權投票表決的程序

銀河娛樂章程細則第75條載有關於銀河娛樂股東可根據銀河娛樂組織章程文件要求按股權投票表決的程序，列示如下：

「75. 於任何股東大會提交會議表決之決議案，將以舉手投票方式表決，除非在宣佈舉手表決結果時或之前，或於撤回任何其他投票表決要求時，下述任何一方要求以投票表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會上有權表決而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 一名或多名佔所有有權於大會表決之股東之總表決權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 一名或多名持有附有權利可於大會表決之本公司股份(已繳足股款總額相當於所有附有該等權利股份已繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

一般事項

上市地位

現時之意向為完成後維持銀河娛樂在聯交所之上市地位，並預期完成後銀河娛樂股份之公眾持股量將超過25%。倘有需要，將於完成前採取適當步驟確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。此等步驟可能包括發行新銀河娛樂股份及／或由嘉華國際及／或主要股東向獨立第三方減配足夠銀河娛樂股份。聯交所向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

聯交所已聲明，將密切注視銀河娛樂股份在聯交所之買賣情況。倘聯交所相信：

- **銀河娛樂股份存在或可能存在虛假市場；或**

- **公眾人士所持銀河娛樂股份不足以維持有秩序之市場，**

聯交所將考慮行使其酌情權暫停銀河娛樂股份買賣。

由於完成須待若干先決條件達成後方可作實，因此該等建議不一定實行。銀河娛樂股東及潛在投資者買賣銀河娛樂股份時務請審慎行事。

獨立董事委員會

顏志宏先生及葉樹林博士組成銀河娛樂獨立董事委員會，以向銀河娛樂獨立股東提供有關浮息票據協議及新發行授權之推薦意見。

獨立財務顧問

銀河娛樂已委任德國商業銀行出任獨立財務顧問，以就浮息票據協議及新發行授權向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供推薦意見。

銀河娛樂股東特別大會

銀河娛樂股東特別大會謹定於二零零七年十一月二十一日星期三假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行，召開大會之通告載於本通函第102至第106頁。不論銀河娛樂股份持有人能否出席銀河娛樂股東特別大會，請按其上列印之指示填妥隨本通函附奉之**藍色**代表委任表格，並盡快交回銀河娛樂註冊辦事處，地址為香港中環夏慤道10號和記大廈16樓1606室（*請註明公司秘書收*）。惟無論如何

獲通過當日已發行股本20%上限之銀河娛樂股份。如獲授出，假設於最後可行日期至銀河娛樂股東特別大會日期期間，並無發行或購回任何銀河娛樂股份，新發行授權將可授權銀河娛樂董事會發行及配發最多690,674,072股新銀河娛樂股份。

如獲授出，新發行授權由有關決議案於銀河娛樂股東特別大會通過起生效，直至下列最早發生者為止：

(i) 下屆銀河娛樂股東週年大會結束；

(ii) 公司條例規定召開下屆銀河娛樂股東週年大會之期限屆滿；或

(iii) 銀河娛樂股東於股東大會以普通決議案撤銷或修改相關決議案所給予權力當日。

銀河娛樂並無即時計劃根據新發行授權發行任何銀河娛樂股份。

為符合上市規則第13.36(4)(a)，銀河娛樂之控股股東City Lion、嘉華國際、呂博士及彼之配偶以及彼等各自聯繫人士將就批准新發行授權之決議案放棄投贊成票，而表決將按股權投票表決方式進行。

如有需要，銀河娛樂董事將採取適當步驟，確保於根據新發行授權發行任何銀河娛樂股份時，銀河娛樂之公眾持股量不少於25%。倘根據新發行授權發行之銀河娛樂股份使銀河娛樂之公眾持股量少於25%，該等股份將不會發行。

建議增加法定股本

於最後可行日期，銀河娛樂之法定股本為688,800,000港元，分作6,888,000,000股銀河娛樂股份，其中3,453,370,361股已發行並繳足或入賬列為繳足。於完成後，共480,188,000股新銀河娛樂股份將發行為認購股份及兑換股份。為配合銀河娛樂集團未來擴展及增長，銀河娛樂董事建議增加銀河娛樂之法定股本，透過增發2,112,000,000股新銀河娛樂股份，由688,800,000港元分作6,888,000,000股銀河娛樂股份增至900,000,000港元分作9,000,000,000股銀河娛樂股份。

除於完成後發行認購股份及兑換股份以及根據反攤薄權利或行使僱員購股權或兑換銀河娛樂可換股債券時可能須予發行新銀河娛樂股份外，銀河娛樂現時並無任何計劃發行任何未發行股本。

銀河娛樂毋須提出全面收購建議

全體主要股東為銀河娛樂單一最大股東及控股股東。緊隨完成後，透過直接及間接持有銀河娛樂股權，全體主要股東將繼續擁有銀河娛樂之控制權。出售銷售股份、發行認購股份及發行兑換股份將不會引致收購守則項下任何全面收購建議責任。

有關PERMIRA ADVISERS LLP及PERMIRA投資工具之資料

Permira Advisers LLP、Permira LP及Permira投資工具及彼等之最終實益擁有人為銀河娛樂及嘉華國際以及彼等各自之關連人士之獨立第三方。

Permira投資工具乃新設之指定目標工具，其主要業務為持有認購股份及銷售股份。Permira LP為Permira SPV I之實益擁有人。

嘉華國際、Sutimar及Permira投資工具獲Penta（就銀河娛樂董事所深知，於最後可行日期擁有嘉華國際已發行具表決權股份約15.78%之公司）承諾於嘉華國際股東特別大會就批准股份出讓協議之決議案投贊成票。

發行及配發股份之一般授權

銀河娛樂於二零零七年六月二十六日舉行的二零零七年股東週年大會通過普通決議案，授予銀河娛樂董事一般授權以(i)發行及配發銀河娛樂股份不超過銀河娛樂當日已發行股本20%及(ii)購回銀河娛樂股份不超過銀河娛樂當日已發行股本10%。於銀河娛樂二零零七年股東週年大會當日銀河娛樂已發行股份數目為3,301,791,361股。因此，根據二零零七年股東週年大會授出之一般授權，銀河娛樂董事會獲授權發行最多660,358,272股銀河娛樂股份。於最後可行日期，銀河娛樂已根據該授權發行150,000,000銀河娛樂股份（但並無購回任何銀河娛樂股份）及銀河娛樂自二零零七年股東週年大會後並無更新任何授權。然而，現有發行銀河娛樂股份之授權除用作於認購協議獲批准後行使反攤薄權利外，並不能用作任何其他用途。

銀河娛樂股東相信，新發行授權若獲授出，將提高銀河娛樂董事會管理銀河娛樂資本基礎之靈活彈性，特別是可提高銀河娛樂適時籌集額外資金之財務靈活彈性，以配合其娛樂場業務持續發展及／或未來可能出現之進一步商機。因此，現建議向銀河娛樂董事授出一項新一般授權，發行及配發相當於銀河娛樂於相關決議案

該等建議對銀河娛樂股權所造成變動

下文載列主要股東(包括票據持有人)、呂氏家族成員(主要股東除外)、嘉華國際、彼等各自之聯繫人士及與彼等一致行動人士、銀河娛樂董事以及彼等各自之聯繫人士、Permira投資工具及銀河娛樂之公眾股東現時及在下文所載情況下將會實益擁有之銀河娛樂權益，當中包括假設新發行授權獲授出並完全運用所產生之攤薄影響：

	完成前 銀河娛樂 股份數目	%	緊隨完成後但於行使任何銀河娛樂可換股債券(附註5)及僱員購股權(附註4)前 銀河娛樂 股份數目	%	緊隨完成及全面行使僱員購股權(附註4)後但於行使任何銀河娛樂可換股債券(附註5)前 銀河娛樂 股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)後但於行使任何僱員購股權(附註4)前 銀河娛樂 股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)後 銀河娛樂 股份數目	%	緊隨完成、全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)以及根據新發行授權發行全部銀河娛樂股份後 銀河娛樂 股份數目	%
主要股東(包括票據持有人)	1,496,551,874	43.34	1,653,355,874	42.03	1,676,395,874	42.19	1,653,355,874	39.95	1,676,395,874	40.12	1,676,395,874	34.43
呂氏家族成員(主要股東除外)	224,304,664	6.50	224,304,664	5.70	227,804,664	5.73	224,304,664	5.42	227,804,664	5.45	227,804,664	4.68
嘉華國際	614,984,047	17.81	162,484,047	4.13	162,484,047	4.09	162,484,047	3.93	162,484,047	3.89	162,484,047	3.34
銀河娛樂董事(呂氏家族成員除外)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.18	2,752,533	0.07	7,152,533	0.17	7,152,533	0.15
銀河娛樂其他關連人士(附註3)	82,250,410	2.38	82,250,410	2.09	82,250,410	2.07	82,250,410	1.99	82,250,410	1.97	82,250,410	1.69
Permira基金	0	0	775,884,000	19.72	775,884,000	19.52	775,884,000	18.75	775,884,000	18.57	775,884,000	15.93
公眾股東	1,032,526,833	29.90	1,032,526,833	26.25	1,041,885,833	26.22	1,237,340,837	29.90	1,246,699,837	29.83	1,937,373,909	39.79
總計	3,453,370,361	100	3,933,558,361	100	3,973,857,361	100	4,138,372,365	100	4,178,671,365	100	4,869,345,437	100

附註：

1. 以上百分比乃假設自最後可行日期起至完成止期間，除行使銀河娛樂可換股債券及僱員購股權外，銀河娛樂已發行股本並無任何變動而計算得出。

2. 誠如下文「一般事項」一節所述，現時之意向為於完成後維持銀河娛樂在聯交所之上市地位。倘有需要，將於完成前採取適當步驟，確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言屬公眾股東之人士發行新銀河娛樂股份。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

3. 銀河娛樂之「其他關連人士」指Future Leader Management Limited，該公司由銀河娛樂附屬公司之董事何安全先生控制。

4. 於最後可行日期，呂氏家族成員於根據僱員購股權獲授之購股權中擁有權益，涉及合共26,540,000股銀河娛樂股份。並非呂氏家族成員之其他銀河娛樂董事亦於根據僱員購股權獲授之購股權擁有權益，涉及合共4,400,000股銀河娛樂股份。僱員購股權詳情將載於附錄一。

5. 銀河娛樂可換股債券現時生效之兌換價為每股銀河娛樂股份9.14港元。

式進行。主要股東(包括票據時有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方,亦無上市規則對銀河娛樂構成影響。

於最後可行日期,嘉華國際及與其一致行動人士(即呂博士、City Lion、Super Focus、Mark Liaison及Premium Capital)持有銀河娛樂已發行股本57.8%。

銀河娛樂於過往十二個月之集資活動

銀河娛樂於最後可行日期前十二個月內進行之集資活動如下:

公佈日期	事項	所得款項淨額	於公佈所載所得款項計劃用途	所得款項實際用途
二零零六年十二月六日	發行銀河娛樂可換股債券	約235,150,000美元(約1,834,170,000港元)	撥作擴展銀河娛樂旗下GalaxyWorld Mega Resort之資金及營運資金	與計劃用途相同
二零零七年十月十二日	配售150,000,000股銀河娛樂股份	約1,252,818,000港元	撥支(i)博彩相關業務,(ii)發展設施,(iii)收購機會,及(iv)一般營運資金	與計劃用途相同

除上文披露者外,銀河娛樂於最後可行日期前十二個月內並無進行任何股本集資活動。

銀河娛樂可換股債券

除兑換價將因發行認購股份及兑換股份而作出以下調整外,協議或股東協議中之建議各部分,均毋須根據銀河娛樂可換股債券徵求批准或同意;亦無任何部分將導致須對銀河娛樂可換股債券任何條款作出調整。

調整規定須(其中包括)參照銀河娛樂於緊隨認購股份及兑換股份發行前後已發行之銀河娛樂股份數目,惟未能於本通函日期及銀河娛樂股東特別大會前釐定。銀河娛樂將就根據銀河娛樂可換股債券條款調整兑換價知會銀河娛樂可換股債券持有人事宜。

任。彼之董事酬金將包括年度董事袍金(將由銀河娛樂董事會建議並於下一年銀河娛樂之股東週年大會上經銀河娛樂股東批准)。彼之董事酬金將參考彼於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除為Permira董事外，Gamucci先生與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於最後可行日期，彼並無持有證券及期貨條例第XV部所界定之任何銀河娛樂股份權益。

除本通函披露者外，銀河娛樂董事會並不知悉有任何其他有關建議委任Gamucci先生之事宜須知會銀河娛樂股東，亦無任何根據上市規則第13.51(2)條第(h)至(v)段之規定須予披露之資料。

於最後可行日期，除本通函披露者外，主要股東、呂氏家族、銀河娛樂董事及與彼等一致行動人士概無於銀河娛樂股份及／或僱員購股權中擁有任何權益。

認購協議—銀河娛樂所得款項用途

銀河娛樂計劃以認購協議所得款項撥付下列項目所需資金：(i)博彩相關業務；(ii)發展設施；(iii)收購機會；(iv)一般營運資金；及(v)重組銀河娛樂集團債務組合，包括但不限於償還未償還浮息票據之百分之五十(50%)，以進一步履行浮息票據協議條款。所得款項淨額約1,320,000,000港元將撥付償還浮息票據。

一般而言，博彩相關業務及設施發展將包括但不限於在銀河娛樂之路氹地點投資餐飲店舖及水療中心以及發展會議設施、購物商場及影院以及類似設施。銀河娛樂並未覓得任何特別收購機會。

銀河娛樂董事認為，發行認購股份及兑換浮息票據將可顯著改善銀河娛樂之資本結構，並大大降低銀河娛樂之資本負債比率，同時以永久資金取代浮息票據所代表負債。成功完成將大幅提高銀河娛樂之財務彈性，有利於日後發展計劃，亦可擴闊銀河娛樂之股東及資金基礎。浮息票據獲兑換及償還後，銀河娛樂集團旗下成員公司概無結欠銀河娛樂集團關連人士任何重大未償還債務。

上市規則之相關規定

票據持有人為銀河娛樂之關連人士，浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待(其中包括)銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方

銀河娛樂與Clarke博士將不會訂立書面董事服務合約。彼將不會按特定任期獲委任，惟彼作為銀河娛樂董事之年期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連任。彼之董事酬金將包括年度董事袍金（將由銀河娛樂董事會建議並於下一年銀河娛樂股東週年大會上經銀河娛樂股東批准）。彼之董事酬金乃參考彼於銀河娛樂之職務及職責、銀河娛樂之表現及盈利、銀河娛樂之薪酬政策及市場基準釐定。

除為Permira董事外，Clarke博士與任何銀河娛樂董事、高級管理人員或主要股東或控股股東概無任何關係。於最後可行日期，彼並無持有證券及期貨條例第XV部所界定之任何銀河娛樂股份權益。

除本通函披露者外，銀河娛樂董事會並不知悉有任何其他有關建議委任Clarke博士之事宜須知會銀河娛樂股東，亦無任何根據上市規則第13.51(2)條第(h)至(v)段之規定須予披露之資料。

Guido Paolo Gamucci，55歲，現為Permira亞太區業務主席及Permira合夥人，曾管理Permira米蘭辦事處。Guido Paolo曾參與多宗交易，當中包括DinoSol Supermercados、EEMS、Ferretti集團及Seat PG之項目。

於一九九七年加入Permira前，彼曾任職意大利 UBS Capital六年，為創辦合夥人兼董事總經理。此前，Gamucci先生於意大利Citicorp任職投資銀行副主管及意大利區司庫。

Guido Paolo擁有意大利羅馬大學機械工程學士學位及法國INSEAD商學院工商管理碩士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Gamucci先生並無於銀河娛樂集團出任任何職位。於最後可行日期前過去三年，Gamucci先生曾於二零零三年八月一日至二零零五年九月三十日為一家於米蘭證券交易所(Milan Stock Exchange)上市之公司Seat Pagine Gialle SpA之董事，另曾於一九九九年五月二十四日至二零零六年十一日八日為一家於米蘭證券交易所上市之公司EEMS Italia SpA之董事。

銀河娛樂與Gamucci先生將不會訂立書面董事服務合約。彼將不會按特定任期獲委任，惟彼作為銀河娛樂董事之任期受投資者權利協議之條款規限，亦須根據銀河娛樂之組織章程於銀河娛樂之股東週年大會上輪值告退及應選連

匯率計算約為2,400億港元）。過往十年，Permira之資金40%投資於消閒、零售及消費行業，所投資公司包括*Cortefiel*、*Ferretti*、*Hugo Boss*及*Valentino*，Permira尤擅長投資於國際博彩業，旗下投資包括歐洲最大規模博彩公司*Gala Coral*及意大利第二大彩券營運商*Sisal*。

銀河娛樂董事會相信，Permira基金之網絡及資源將有助銀河娛樂發展業務，Permira董事亦將為銀河娛樂集團帶來豐富公司管治專業知識以及財務管理技巧及支持，對銀河娛樂集團有利。

銀河娛樂董事及管理層

根據投資者權利協議及受「協議」一節「投資者權利協議」所載限制所規限，銀河娛樂將委任Permira SPV I兩名提名人加入銀河娛樂董事會及有關董事會為非執行董事，並將於銀河娛樂股東特別大會提呈有關上述委任之決議案。預期銀河娛樂之執行或非執行董事或管理層不會因完成有任何其他變動。

首兩位Permira董事建議為Martin Clarke博士及Guido Paolo Gamucci先生，委任彼等之決議案將於銀河娛樂股東特別大會提呈。倘決議案不獲通過，Clarke博士及Gamucci先生將以銀河娛樂董事之決議案獲委任為董事，自完成起生效。

兩名建議新任銀河娛樂董事簡歷如下：

Martin Clarke，51歲，於二零零四年成為Permira合夥人，現為Permira消費者部主管。彼曾參與之交易包括Gala Coral Group、New Look、Principal Hotels 及 Telepizza。

Martin Clarke具備超過二十年私人股權經驗，加盟Permira前，彼乃Prudential plc 屬下私人股權公司PPMV創辦董事之一，曾參與發展業務，由專注英國業務之小規模經營發展至擁有逾三十五名專業人員派駐倫敦、歐洲及遠東地區之隊伍。彼亦曾參與超過二十宗交易，並特別對消費、休閒及零售業務感興趣。

Martin Clarke 擁有英國劍橋大學歷史碩士及博士學位。

除根據投資者權利協議之條款建議委任彼加入有關董事會外，Clarke博士並無於銀河娛樂集團出任任何職位。於最後可行日期前過去三年，Clarke博士並無於任何上市公司擔任董事職務。

關Permira投資工具行使反攤薄權利而發行新銀河娛樂股份將予刊發之公佈載入有關意見提述；

(c) 倘根據Permira投資工具行使反攤薄權利將予發行之新銀河娛樂股份較上述基準價格折讓20%或以上，則須事先就有關發行取得銀河娛樂獨立股東批准；

(d) Permira投資工具於行使反攤薄權利時之發行價不得少於向獨立第三方提呈之價格；及

(e) 根據反攤薄權利可能發行之新銀河娛樂股份數目，最多不得超過完成時根據銀河娛樂於二零零七年六月二十六日舉行之股東週年大會上授予銀河娛樂董事之一般授權可供發行銀河娛樂股份之數目。於最後可行日期，150,000,000股銀河娛樂股份已根據該一般授權發行，銀河娛樂已向Permira投資工具保證，於完成前不會根據該授權發行任何銀河娛樂股份，因此，按照反攤薄權利可予發行之銀河娛樂股份數目最多為510,358,272股。向Permira投資工具發行超出該數目之銀河娛樂股份將須符合上市規則第14A章之規定。

認購協議、浮息票據協議、投資者權利協議及股東協議

訂立認購協議、浮息票據協議、投資者權利協議及股東協議之理由

銀河娛樂之主要業務為在澳門開發及經營娛樂場、博彩及博彩相關設施以及相關消閒及娛樂設施，亦在香港、澳門及中國經營生產、銷售及分銷建築材料之業務。

銀河娛樂董事會相信，Permira投資工具及票據持有人(以兑換股份形式)注入巨額永久資本，並相應消除浮息票據代表之重大負債，將大幅改善銀河娛樂之資本結構及財務彈性，尤其為其於澳門之重大發展及資本投資籌集資金。提早贖回浮息票據亦有助減少應付利息及在會計層面改善銀河娛樂之盈利能力。

以「Permira」之名義經營之顧問包括Permira Advisers LLP，彼等均為具領導地位之國際私人股權投資公司，有二十多年協助企業開展業務之經驗。二十年來，Permira曾協助成立十九隻基金，所涉資金總額約220億歐元(按1歐元兑10.9港元之

市規則而言屬公眾股東之人士發行新銀河娛樂股份。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兑換股份上市及買賣。為完成作準備，銀河娛樂已於二零零七年十月十二日向獨立承配人配售150,000,000股新銀河娛樂股份，務求其股份緊隨完成後之公眾持股量達約26.25%。

反攤薄權利

於銀河娛樂股東特別大會上將提呈有關根據反攤薄權利發行新銀河娛樂股份之特別授權。

行使該等權利須受上市規則規限。聯交所表示根據行使反攤薄權利發行銀河娛樂股份須待下列條件達成後，方可作實：

(a) 有關Permira投資工具有權行使反攤薄權利之新銀河娛樂股份定價須取得銀河娛樂董事（包括銀河娛樂獨立非執行董事）批准，而該等董事不得於該交易中擁有任何直接權益，且與Permira投資工具或彼等之聯繫人士概無關連；

(b) 倘根據行使反攤薄權利將予發行之銀河娛樂股份較基準價格折讓多於10%，基準價格指（以最高者為準）：

(i) 就反攤薄權利建議發行銀河娛樂股份之行使日期收市價；及

(ii) 緊接以下最早發生事項前五個交易日之平均收市價：

(1) 就反攤薄權利建議發行銀河娛樂股份（如有）刊發公佈之日；

(2) 行使反攤薄權利之相關日期；及

(3) 釐定行使反攤薄權利認購價之日，

獨立財務顧問須就向Permira投資工具發行新銀河娛樂股份之價格或價值公平與否提供意見，除上述銀河娛樂董事批准外，銀河娛樂須於其就任何有

浮息票據

浮息票據最初由銀河娛樂於二零零五年七月發行，作為發行本金額合共2,544,239,603港元其中一部分，當中合共172,434,536港元本金額已經償還。浮息票據不得按其條款兌換，並載有具下列效力之條款。

未償還本金額：	2,371,805,067港元
到期日：	二零零八年九月三十日
狀況：	浮息票據項下之債務構成銀河娛樂之一般無抵押債務，各自之間具有同等地位，並與銀河娛樂所有其他現行及日後無抵押及後償債務享有同等權益。
利息：	利息現時按年息率6厘累計及每年複合計算，將於償還浮息票據或到期時支付。 只要尚有未償還浮息票據，除非直至宣派股息之日為止累計之所有利息已先行支付，否則銀河娛樂不得宣派股息。
贖回：	銀河娛樂可隨時透過發出三個營業日之不可撤回事先書面通知，按面值加累計及未支付之利息，贖回浮息票據。 銀河娛樂可酌情以任何股本相關集資活動所得款項淨額贖回浮息票據。

股份出讓協議

股份出讓協議主要條款摘要，請參閱本通函嘉華國際董事會函件「股份出讓協議」一節。

上市

已經向聯交所申請批准認購股份及兌換股份上市及買賣，現時預計於緊隨完成後，銀河娛樂股份之公眾持股量將多於25%，倘有需要，於完成前將採取適當步驟，確保於緊隨完成後銀河娛樂股份之公眾持股量不少於25%。有關步驟可能包括由就上市規則而言並非公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上

先決條件：	償還及兑換浮息票據須待下列先決條件達成後，方可作實： (i) 浮息票據協議及據此擬進行之交易(包括發行及配發兑換股份)均已獲銀河娛樂股東(或聯交所並無規定須放棄表決之有關股東)於股東大會以按股數投票表決方式通過決議案批准； (ii) 聯交所批准兑換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤回或暫停銀河娛樂之上市地位；及 (iii) 認購協議及股份出讓協議所有先決條件(有關達成浮息票據協議先決條件之先決條件除外)達成或按照其條款獲豁免。 條件一概不得豁免。 訂約各方將盡合理努力合作確保達成條件。倘任何條件未能於二零零七年十二月三十一日或票據持有人共同與銀河娛樂可能書面協定之較後日期前達成，銀河娛樂可透過向其他訂約方發出通知，選擇終止浮息票據協議。
完成：	認購協議及股份出讓協議將於浮息票據協議完成時同時完成，致使除非全部協議同時或大致同時完成，否則全部均不會完成。

- Permira投資工具嚴重違反或並無遵守其於股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，而競爭對手收購或持有Permira投資工具或彼等之直接控股公司(為Permira基金之附屬公司)之股權或實益權益。

浮息票據協議

浮息票據協議之主要條款概要載列如下：

日期：	二零零七年十月八日
浮息票據協議訂約方：	1. 銀河娛樂；及 2. 票據持有人。
主要事項：	銀河娛樂有條件同意按每股兌換股份之交易價格兌換1,320,289,680港元之浮息票據本金額為新銀河娛樂股份，並償還餘額。浮息票據所有累計及未支付之利息將於完成時以現金支付。
兌換股份：	兌換股份相當於銀河娛樂現有已發行股本約4.5%及銀河娛樂緊隨完成後(假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動)經擴大已發行股本約4.0%。

Permira投資工具有權向建議買方或該主要股東轉讓彼等當時實益持有之該部分適用股份，數目相等於建議賣方擬就主要股東於該轉讓前所持銀河娛樂股份總數出售之該部分銀河娛樂股份數目。

優先出價權

自完成日期起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)之較早日期止期間，除獲准場內銷售或「轉讓」釋義中明確允許之產權負擔外，主要股東就Permira 投資工具擬進行之任何銀河娛樂股份轉讓將享有優先出價權。

終止：

股東協議將於下列情況終止：

- 於完成後，就特定人士而言，倘該名人士終止按股東協議條款持有任何銀河娛樂股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)；
- 倘未能於二零零八年一月八日或(倘為較早)認購協議或股份出讓協議按其條款終止前完成；

倘Permira基金於禁售期內終止直接或間接實益擁有各Permira投資工具之表決權最少百分之九十(90%)，各Permira投資工具將被視作已違反上述協議，於禁售期後，倘競爭對手或受限制人士收購Permira投資工具任何權益，則各Permira投資工具亦被視作已違反上述協議。

只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，則各Permira投資工具承諾不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十。

隨售權

自完成起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)之日之較早日期止期間，除除外轉讓、獲准場內銷售或「轉讓」釋義中明確允許之產權負擔外，主要股東不會作出任何建議轉讓，除非：

- Permira投資工具已書面同意有關轉讓；或

- 建議買方書面提出建議，收購下文所述數目之Permira投資工具所持銀河娛樂股份。

倘上述建議並非或並無根據股東協議條款作出，則Permira投資工具有權向相關主要股東出售該等數目之銀河娛樂股份。

- 倘緊隨其後合理預期銀河娛樂將違反上市規則項下公眾持股量規定，其將不會收購任何銀河娛樂股份，惟Permira投資工具根據其反攤薄權利收購股份除外。

各主要股東同意（在其作為銀河娛樂股東之能力範圍以內，但須遵守所有適用法例及（就身為任何公司董事之主要股東而言）彼等作為董事在以董事身份採取及促使採取行動時之受信責任），作出或促使作出一切行動及進行或促使進行一切所需事宜，以確保主要股東及與彼等一致行動之該等銀河娛樂股東（Permira投資工具除外）所持銀河娛樂股份於任何時間（直至完成日期為止及其後直至下列較早日期為止：(A)完成日期後滿八(8)年之日；或(B) Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日）均構成：

- 銀河娛樂單一最大股東（作為團體）；及

- 不少於銀河娛樂當時已發行股本百分之三十五(35%)。

銀河娛樂股份轉讓

各主要股東及Permira投資工具同意，不會於禁售期內轉讓任何銀河娛樂股份或任何銀河娛樂股份當中任何權益，不包括除外轉讓。其後直至完成日期後滿八年之日期間，不得於聯交所以外向競爭對手或受限制人士出售。

八(8)年之日；或(B) Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日；

- 除集團內公司間任何安排外，銀河娛樂集團旗下成員公司不得為偏離銀河娛樂集團業務性質或策略之目的，招致或訂立或同意訂立任何協議或融資，以取得任何個別金額為5,000,000美元或以上之借款、墊款、信貸或融資或其他債務或屬借款性質之責任（「借款」），或於任何十二(12)個月期間內連同銀河娛樂集團成員公司所有借款合計為15,000,000美元或以上之任何借款；

- 其將不會提呈任何將銀河娛樂自願除牌之建議，亦不會以其銀河娛樂股份就該等建議投贊成票，除非任何銀河娛樂股份之除牌建議乃就下列事項作出：(i)有關根據收購守則作出之收購建議；或(ii)有關全部銀河娛樂股份獲准另行於國際認可證券交易所上市或另行上市後；或(iii)有關出售全部或絕大部分銀河娛樂資產連同擬向銀河娛樂股東作出分派之建議；

- 銀河娛樂集團之業務性質或策略並無基本變動（包括但不限於終止業務）；

- 倘主要股東收購銀河娛樂之表決權，而有關收購將導致Permira投資工具產生就銀河娛樂股份提出強制性全面收購建議之責任；或倘Permira投資工具收購銀河娛樂之表決權，而有關收購將導致主要股東產生有關責任，則將不會收購任何銀河娛樂之表決權，惟就Permira投資工具而言，此規定不適用於其根據反攤薄權利收購表決權之情況；及

- 倘於完成後，Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；

- 倘未能於二零零八年一月八日或認購協議或股份出讓協議按其條款終止（以較早者為準）前完成；

- Permira投資工具嚴重違反或並無遵守其於投資者權利協議或股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東或銀河娛樂就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或

- 於完成日期後滿八(8)年之日。

股東協議

股東協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股東協議訂約方：	1. Permira投資工具；及 2. 主要股東， 於最後可行日期，主要股東合共持有1,496,551,874股銀河娛樂股份，相當於銀河娛樂表決權約43.3%。
主要事項：	主要股東及Permira投資工具各自同意（在其能力範圍以內，但須遵守所有適用法例及（就身為公司董事之主要股東而言）彼等之受信責任），除非事先獲得其他訂約方書面同意，否則直至完成為止及其後直至下列較早日期為止：(A)完成日期後滿

提名：	只要Permira投資工具合共實益持有適用股份超過百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名兩名人士加入銀河娛樂董事會及倘有關提名獲得有關主管政府或監管機構同意或批准則加入有關董事會出任非執行董事；而只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)但少於百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名一名人士加入銀河娛樂董事會及倘有關提名獲得有關主管政府或監管機構同意或批准則加入有關董事會出任非執行董事(獲提名加入所有有董事會之人士須為同一人)。Permira董事之身份須獲銀河娛樂事先書面批准，銀河娛樂不得不合理拒絕或延遲作出有關批准，倘Permira SPV I按Permira LP指示提名之該名人士為Permira Advisers LLP之合夥人，則有關批准須由銀河娛樂作出，除非該名人士現時或過往為競爭對手之董事或高級職員。
	倘Permira投資工具於銀河娛樂實益擁有之股權總額低於上文所載限額，則Permira SPV I於十天內促使相關Permira董事退任。
	有權委任一名Permira董事加入有關董事會之執行委員會及有關董事會任何其他委員會(審核委員會除外)。
終止：	投資者權利協議將於下列情況終止： • 倘於完成後，就特定人士而言(銀河娛樂或Permira LP除外)，該名人士終止按投資者權利協議之條款持有任何銀河娛樂股份； • 倘於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)擁益；

因反攤薄權利而可能須予發行之銀河娛樂股份，不會計入銀河娛樂董事可能不時獲授之發行股份一般授權，並須待反攤薄權利於銀河娛樂股東特別大會獲批准後，方可作實。除本通函所述者外，反攤薄權利獲行使時發行銀河娛樂股份毋須再徵求銀河娛樂股東批准。

反攤薄權利將於下列較早時間終止生效：

- Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；

- Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；及

- 完成日期起計滿三週年。

投資者權利協議

投資者權利協議之主要條款概要載列如下：

日期：	二零零七年十月八日
投資者權利協議訂約各方：	1. 銀河娛樂； 2. Permira SPV I； 3. Permira LP；及 4. 主要股東。
主要事項：	向Permira SPV I授出若干權利。
條件：	無

儘管根據上市規則第14A章，投資者權利協議構成銀河娛樂之持續關連交易，惟該協議並不涉及金錢，故獲豁免遵守任何股東批准規定。然而，倘認購協議失效或終止，投資者權利協議亦將終止。

- 倘Permira投資工具所持股權合計跌至低於銀河娛樂已發行股本百分之五(5%)，其將隨即就其所進行任何轉讓書面知會銀河娛樂，並另行就其所持銀河娛樂股權水平每月知會銀河娛樂，及其後就其股權任何其他變動於合理可行情況下盡快知會及通知銀河娛樂，惟倘Permira投資工具股權合計跌至低於適用股份百分之二十五(25%)，則有關責任將自動終止；及

- 完成後，除因行使其反攤薄權利而進行者外，其將不會於緊隨其後合理預期銀河娛樂將違反上市規則項下「公眾持股量」規定之情況下購入任何銀河娛樂股份。

反攤薄權利：

在發行股本或股本掛鉤資本情況下，Permira投資工具有權額外認購銀河娛樂股份、可兑換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以維持其股權百分比。Permira投資工具獲賦予認購該等額外銀河娛樂股份、認股權證或其他權利之價格及條款，將相等於其向第三方提呈或作出之股本或股本掛鉤資本發行之價格及條款。於完成後，Permira投資工具將同時成為銀河娛樂之主要股東，因此亦為銀河娛樂之關連人士（定義見上市規則）。行使Permira投資工具權利將構成銀河娛樂之關連交易，因此，須獲得銀河娛樂獨立股東批准，方可授出有關權利。

反攤薄權利年期為完成日期起計三年。

- 浮息票據協議所有先決條件(有關認購協議及股份出讓協議先決條件達成或獲豁免之先決條件除外)達成或按照其條款獲豁免。

倘各項條件未能於二零零七年十二月三十一日下午五時正或銀河娛樂與Permira投資工具可能協定之較後日期前達成，認購協議將自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

資料權利： Permira董事將有合理權利取得銀河娛樂其他董事一般可取得之資料。

Permira投資工具契諾： 各Permira投資工具與銀河娛樂契諾：

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，其將會並將促使其直接及間接控股公司(為免疑慮，不包括Permira基金及Permira 基金任何投資者或彼等之直接或間接控股公司)不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十(10%)；

- 不會於禁售期內轉讓任何適用股份或任何適用股份當中權益。各Permira投資工具可於禁售期後轉讓其銀河娛樂股份，條件為於完成日期起計八(8)年內，不得向競爭對手或受限制人士作出並非屬場內銷售之轉讓；

- 將採取一切合理措施確保其進行之任何銀河娛樂股份轉讓不會導致銀河娛樂股份出現無秩序市場；

主要事項：

Permira投資工具個別有條件同意按交易價格認購認購股份。

代價：

交易價格為每股認購股份8.42港元，合共2,722,893,280港元，將於完成時以現金支付。進一步詳情載於下文。

假設自最後可行日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動，認購股份相當於銀河娛樂現有已發行股本約9.4%及銀河娛樂緊隨完成後經擴大已發行股本約8.2%。

條件：

下列先決條件必須達成，方告完成：

- 銀河娛樂股東（根據上市規則或聯交所批准表決之股東）於銀河娛樂股東特別大會通過決議案，以：

  (i) 批准認購協議及認購協議項下擬進行交易；

  (ii) 批准反攤薄權利；

- 聯交所上市委員會批准所有認購股份上市及買賣，且有關上市批准其後並無於完成日期前撤回；

- 股份出讓協議所有先決條件（有關認購協議及浮息票據協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免；及

完成後


嘉華國際之董事（呂氏家族除外）
呂氏家族成員（呂博士及彼之配偶除外）
Super Focus、Mark Liaison、Premium Capital及呂博士（包括公司權益）及彼之配偶
Penta
嘉華國際公眾股東
0.12%
0.71%
54.53%
15.78%
28.86%
Permira SPV I
Permira SPV II
銀河娛樂董事（呂氏家族除外）
呂氏家族成員（主要股東除外）
嘉華國際
主要股東（包括票據持有人）
其他關連人士
銀河娛樂公眾股東
3.83%
15.89%
0.07%
5.70%
4.13%
42.03%
2.09%
26.25%
銀河娛樂

附註：

1. 以上股權結構圖之若干數字經四捨五入調整。因此，總數不一定為100%。

2. City Lion及Recurrent Profits計入主要股東項下。Netfinity並非主要股東，其權益計入呂氏家族成員（主要股東除外）項下。

現時預計緊隨完成後超過25%銀河娛樂股份將由公眾持有。倘有需要，將於完成前採取步驟，確保銀河娛樂於緊隨完成後具備足夠公眾持股量。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

協議

認購協議

認購協議之主要條款概要載列如下：

日期： 二零零七年十月八日

認購協議訂約各方：
1. 銀河娛樂；
2. Permira 投資工具；及
3. Permira LP。

新發行授權

於二零零七年六月二十六日銀河娛樂股東週年大會，銀河娛樂董事獲授一般授權發行新銀河娛樂股份。150,000,000股銀河娛樂股份已根據該授權發行，餘下未發行之510,358,272股銀河娛樂股份將留待認購協議獲批准後行使反攤薄權利時發行。銀河娛樂向Permira投資工具承諾，完成前不會根據現行授權進一步發行新銀河娛樂股份，另除於認購協議獲批准後用於行使反攤薄權利外，現行授權將不可作任何其他用途。因此，銀河娛樂董事將於銀河娛樂股東特別大會徵求授出新發行授權。

股權結構

下圖説明銀河娛樂及嘉華國際於完成前及緊隨完成後之公司及股權結構：

完成前


嘉華國際之董事（呂氏家族除外）
呂氏家族成員（呂博士及彼之配偶除外）
Super Focus、Mark Liaison、Premium Capital及呂博士（包括公司權益）及彼之配偶
Penta
嘉華國際公眾股東
0.12%
0.71%
54.53%
15.78%
28.86%
銀河娛樂董事（呂氏家族除外）
呂氏家族成員（主要股東除外）
嘉華國際
主要股東（包括票據持有人）
其他關連人士
銀河娛樂公眾股東
0.08%
6.50%
17.81%
43.34%
2.38%
29.90%
銀河娛樂

— 二零零七年十月二十九日至最後可行日期(包括該日)期間聯交所所報連續5個交易日平均收市價每股銀河娛樂股份8.24港元有溢價約2.2%；

— 二零零七年九月十二日至最後可行日期(包括該日)連續30個交易日之平均收市價每股銀河娛樂股份8.31港元有溢價約1.3%；

— 二零零七年六月十八日至最後可行日期(包括該日)連續90個交易日之平均收市價每股銀河娛樂股份7.84港元有溢價約7.4%；

於二零零七年六月三十日，銀河娛樂之未經審核綜合資產淨值(不包括少數股東權益)約每股銀河娛樂股份4.05港元。交易價格較銀河娛樂於二零零七年六月三十日之未經審核綜合資產淨值(不包括少數股東權益)每股銀河娛樂股份4.05港元有溢價約108%。緊隨完成後，估計資產淨值(不包括少數股東權益)將約為每股銀河娛樂股份4.75港元。

交易價格乃參考下列各項後，經訂約各方公平磋商釐定：

- 分析可資比較公司進行之配售；
- 分析引入Permira 基金投資者獲得之策略價值；及
- 分析邀得資源充裕且信譽昭著之企業成為主要股東可能對銀河娛樂之增長前景帶來之好處。

建議將透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元大大加強銀河娛樂之資本結構。

股東協議

於二零零七年十月八日，Permira投資工具與主要股東訂立股東協議，載列彼等之間有關監管銀河娛樂及買賣銀河娛樂股份之若干安排。倘認購協議、股份出讓協議及浮息票據協議未能完成，股東協議將告失效。股東協議之進一步詳情載於下文。

據浮息票據條款，銀河娛樂可選擇於發行認購股份時贖回浮息票據）。完成後，將無未償還浮息票據，而銀河娛樂將不再結欠銀河娛樂任何關連人士任何重大負債。浮息票據協議之進一步詳情載於下文。

互為條件

認購協議、股份出讓協議及浮息票據協議各自互為條件，除非三份協議全部同時或大致同時完成，否則全部均不會完成。投資者權利協議須待認購協議、股份出讓協議及浮息票據協議各自完成後，方告生效，原因為倘上述任何協議未能完成，投資者權利協議將告失效，且儘管該等協議毋須取得有關批准，惟將於銀河娛樂股東特別大會上提呈銀河娛樂獨立股東批准。

票據持有人為銀河娛樂之關連人士，故浮息票據協議構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）獲得銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要股東（包括票據持有人）、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

交易價格

交易價格每股銀河娛樂股份8.42港元較：

- 最後交易日期聯交所所報收市價每股銀河娛樂股份9.00港元折讓約6.4%；
- 二零零七年九月二十八日至最後交易日（包括該日）期間聯交所所報連續5個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%；
- 二零零七年八月二十三日至最後交易日（包括該日）連續30個交易日之平均收市價每股銀河娛樂股份7.99港元有溢價5.4%；
- 二零零七年五月二十九日至最後交易日（包括該日）連續90個交易日之平均收市價每股銀河娛樂股份7.78港元有溢價8.3%；
- 最後可行日期聯交所所報收市價每股銀河娛樂股份8.08港元有溢價約4.2%；

港元而於完成後大大加強其資本結構，並於二零零七年十月十二日宣佈，銀河娛樂已經以每股銀河娛樂股份8.58港元額外配售150,000,000股新股，進一步注資現金淨額約13億港元，連同完成後之現金注資淨額14億港元，現金注資淨額合共27億港元。

本通函載有認購協議、投資者權利協議及浮息票據協議之進一步詳情、委任額外銀河娛樂董事及新發行授權之建議、銀河娛樂獨立董事會就浮息票據協議及新發行授權提供之意見、獨立財務顧問德國商業銀行就浮息票據協議及新發行授權致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見以及其他遵守上市規則之資料及召開銀河娛樂股東特別大會之通告。

該等建議涉及下列就銀河娛樂而言屬重大之事宜：

認購協議

於二零零七年十月八日，銀河娛樂同意按每股認購股份之交易價格向Permira投資工具發行認購股份。323,384,000股新股之認購股份應付總代價為2,722,893,280港元，將於完成時以現金支付。認購協議之進一步詳情載於下文。

股份出讓協議

於二零零七年十月八日，嘉華國際全資附屬公司Sutimar同意按每股銷售股份之交易價格向Permira投資工具出售銷售股份。452,500,000股銷售股份之應付總代價為3,810,050,000港元，將於完成時以現金支付。股份出讓協議之進一步詳情載於本通函嘉華國際董事會函件。

投資者權利協議

於二零零七年十月八日，銀河娛樂、Permira SPV I、主要股東與Permira LP就認購協議訂立投資者權利協議。投資者權利協議之進一步詳情載於下文。

浮息票據協議

於二零零七年十月八日，銀河娛樂與票據持有人訂立浮息票據協議，據此（其中包括）銀河娛樂同意按每股兌換股份之交易價格兌換浮息票據本金額約50%及應計利息（即1,320,289,680港元）為兌換股份，並以現金贖回本金餘額（根

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

執行董事：
呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)*
呂耀東*(副主席)*
陳啟能
徐應強
鄧呂慧瑜，*太平紳士*

註冊辦事處：
香港
中環
夏愨道10號
和記大廈
16樓1606室

非執行董事：
張惠彬博士，*太平紳士**
鄭慕智，*GBS，OBE，太平紳士*
顏志宏*
葉樹林博士，*LLD**
唐家達

* *獨立非執行董事*

敬啟者：

銀河娛樂集團有限公司

可能向PERMIRA 投資工具發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兑換為新股
及支付現金
向關連人士悉數償還「B」類浮息無抵押貸款票據之關連交易、
委任新董事
及更新發行股份之一般授權

緒言

銀河娛樂於二零零七年十月十一日宣佈，建議透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000

「轉讓」 指 就任何銀河娛樂股份或任何銀河娛樂股份當中任何合法或實益權益而言，即：

(a) 出售、轉售或以其他方式轉讓有關股份或權益，包括但不限於以借股方式；

(b) 就有關股份或權益設立產權負擔；

(c) 以棄權或其他方式指示其他人士應該接受有關股份或權益，或給予其他人士該等權利；

(d) 就銀河娛樂股份所附表決或任何其他權利而訂立協議；

(e) 就或參照有關股份或權益設立或准許存在任何現金結算期權、股本洐生工具或類似工具；或

(f) 無論是否受限於任何先決或後續條件，同意作出上述任何事宜，

惟根據與獨立財務機構之公平真誠安排為債務作出擔保之新銀河娛樂股份產權負擔除外，而有關債務將注入或投資於銀河娛樂，以供根據先舊後新配售、供股或私人配售銀河娛樂股份而發行銀河娛樂股份；

「美元」 指 美利堅合眾國貨幣。

本通函所載若干數字經四捨五入調整。因此，總數合計不一定準確地相等於100%。

本通函及隨附代表委任表格之中英文本如有任何歧義，概以英文本為準。

「銷售股份」	指	Sutimar 根據股份出讓協議將出售之452,500,000股現有銀河娛樂股份；
「證監會」	指	香港證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港證券及期貨條例；
「股份出讓協議」	指	Sutimar、Permira 投資工具與嘉華國際(作為擔保人)所訂立日期為二零零七年十月八日有關出售銷售股份之股份出讓協議；
「股東協議」	指	Permira 投資工具與主要股東所訂立日期為二零零七年十月八日之股東協議；
「聯交所」	指	香港聯合交易所有限公司；
「認購協議」	指	銀河娛樂、Permira 投資工具與Permira LP 所訂立日期為二零零七年十月八日有關Permira 投資工具認購合共323,384,000股新銀河娛樂股份之協議；
「認購股份」	指	銀河娛樂根據認購協議將向Permira投資工具發行之323,384,000股新銀河娛樂股份；
「Super Focus」	指	Super Focus Company Limted，在英屬處女群島註冊成立之有限公司，由呂博士全資擁有及控制；
「Sutimar」	指	Sutimar Enterprises Limited，嘉華國際全資附屬公司，在英屬處女群島註冊成立之有限公司，其唯一業務為投資控股；
「收購守則」	指	香港公司收購及合併守則；
「交易日」	指	聯交所開放進行證券買賣之日子；
「交易價格」	指	每股銀河娛樂股份8.42港元，即就每股銷售股份、兑換股份及認購股份應付之價格；

「獲准場內銷售」	指	由主要股東或Permira投資工具(按適用情況而定)進行之場內銷售，而由主要股東共同或Permira投資工具共同銷售之銀河娛樂股份總數不超過在任何六個月期間銀河娛樂已發行股本0.5%，惟有關轉讓，或於一個交易日之多宗轉讓，涉及之銀河娛樂股份數目不得超過於緊接有關交易日前十個交易日銀行娛樂股份在聯交所每日平均交投量之5%；
「中國」	指	中華人民共和國，不包括香港、澳門及台灣；
「Premium Capital」	指	Premium Capital Profits Limited，在英屬處女群島註冊成立之有限公司，由呂博士最終全資擁有及控制；
「主要信託」	指	根據澤西法例成立之呂氏家族全權信託，HSBC International Trustee Limited為其唯一信託人；
「Recurrent Profits」	指	Recurrent Profits Limited，在英屬處女群島註冊成立之公司，由呂耀東全資擁有；
「有關董事會」	指	銀河娛樂場股份有限公司及銀河娛樂其他重大營運附屬公司之董事會；
「受限制人士」	指	銀河娛樂在合理情況下根據美國、英國或澳門適用博彩法例視為不適合直接或間接控制、經營或持有博彩牌照或(無論有形或無形)博彩場所或擁有當中重大權益之任何人士；或銀河娛樂在合理情況下視為不適合直接或間接控制、經營或持有博彩牌照或(無論有形或無形)博彩場所或擁有當中重大權益之人士，及包括該等人士之任何聯屬人士；

「Netfinity」	指	Netfinity Assets Corporation，在英屬處女群島註冊成立之公司，由呂博士之兒子兼呂氏家族成員呂耀南先生全資擁有；
「新發行授權」	指	建議授予銀河娛樂董事以配發、發行及處理新銀河娛樂股份之新一般授權，股份總數最多不得超過銀河娛樂股東特別大會當日銀河娛樂已發行股本20%；
「票據持有人」	指	City Lion 及Recurrent Profits；
「場內銷售」	指	任何在聯交所證券市場進行之銀河娛樂股份轉讓，包括任何其後向聯交所報告之大宗交易；
「Penta」	指	Penta Investment Advisers Limited，在英屬處女群島註冊成立之公司，由獨立第三方擁有，為嘉華國際之主要股東，於最後可行日期持有嘉華國際已發行股份約15.78%；
「Permira Advisers LLP」	指	Permira 基金之顧問；
「Permira 董事」	指	認購協議及投資者權利協議所載由Permira SPV I所提名擔任銀河娛樂董事之人士；
「Permira 基金」	指	名為Permira IV之私人股本基金，由Permira Advisers LLP擔任顧問；
「Permira 投資工具」	指	Permira SPV I及Permira SPV II；
「Permira LP」	指	Permira IV L.P.1，根據一九九五年格恩西島有限合夥公司法(Limited Partnerships (Guernsey) Law, 1995)(經修訂)註冊為有限合夥公司，為Permira基金其中一間有限合夥公司；
「Permira SPV I」	指	ENB LUX 1 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「Permira SPV II」	指	ENB LUX 2 S.à.r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；

「嘉華國際股東」	指	嘉華國際股份持有人；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元之股份；
「最後交易日期」	指	就銀河娛樂而言，為銀河娛樂股份於二零零七年十月五日下午二時三十分暫停買賣前之銀河娛樂股份最後交易日二零零七年十月五日下午二時三十分；就嘉華國際而言，為嘉華國際股份於二零零七年十月八日上午九時三十分暫停買賣前之嘉華國際股份最後交易日，即二零零七年十月五日；
「最後可行日期」	指	二零零七年十一月二日，即本通函付印前就確定其中所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「禁售期」	指	完成日期起計兩年期間；
「呂氏家族」	指	呂博士所有子女，即呂耀東先生、呂耀南先生、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，以及彼等各自之聯繫人士及彼等所控制公司(嘉華國際除外)；
「澳門」	指	中國澳門特別行政區；
「主要股東」	指	City Lion、Super Focus、Mark Liaison、Premium Capital、呂博士、Recurrent Profits、呂耀東及鄧呂慧瑜女士，彼等為呂氏家族成員；
「Mark Liaison」	指	Mark Liaison Limited，在香港註冊成立之有限公司，由呂博士最終全資擁有及控制；
「重大營運附屬公司」	指	擁有銀河娛樂集團業務相關管理或營運功能且以非綜合計算於任何財政年度為銀河娛樂集團帶來超過百分之十(10%)綜合收益之任何銀河娛樂附屬公司；
「美林」	指	Merrill Lynch (Asia Pacific) Limited；

		— 就銀河娛樂而言，據銀河娛樂董事作出一切合理查詢後所深知、全悉及確信，本身及其最終實益擁有人乃獨立於銀河娛樂、家族公司或銀河娛樂任何關連人士且與彼等概無關連之第三方，及按收購守則就銀河娛樂而言，並非與嘉華國際、呂博士或彼等各自之聯繫人士一致行動人士；
「初步股份」	指	銷售股份及認購股份；
「投資者權利協議」	指	銀河娛樂、Permira SPV I、Permira LP與主要股東就(其中包括)Permira SPV I委任董事加入銀河娛樂董事會之權利所訂立日期為二零零七年十月八日之協議；
「嘉華國際」	指	嘉華國際集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「嘉華國際董事會」	指	嘉華國際之董事會；
「嘉華國際債券」	指	初步本金額為864,260,000港元於二零零九年到期之0.50厘有擔保可換股債券，可兑換為繳足嘉華國際股份，由嘉華國際一間全資附屬公司發行；
「嘉華國際董事」	指	嘉華國際之董事；
「嘉華國際集團」	指	嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成之嘉華國際獨立董事委員會，以就股份出讓協議向嘉華國際獨立股東提供意見；
「嘉華國際獨立股東」	指	呂氏家族、呂博士及彼之配偶以及彼等各自聯繫人士以外之嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際召開之股東特別大會，以批准(其中包括)股份出讓協議及據此擬進行之交易，大會通告載於本通函；

「銀河娛樂股東特別大會」	指	銀河娛樂將召開之股東特別大會，以批准(其中包括)認購協議及據此擬進行交易；浮息票據協議及據此擬進行交易，及新發行授權，大會通告載於本通函；
「銀河娛樂集團」	指	銀河娛樂及其附屬公司；
「銀河娛樂獨立董事委員會」	指	由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會，以就浮息票據協議及新發行授權向銀河娛樂獨立股東提供意見；
「銀河娛樂獨立股東」	指	上市規則或聯交所規定須放棄表決之股東以外之銀河娛樂股份持有人；
「銀河娛樂股東」	指	銀河娛樂股份持有人；
「銀河娛樂股份」	指	銀河娛樂股本中每股面值0.10港元之股份；
「港元」	指	香港法定貨幣港元；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	— 就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所深知、全悉及確信，本身及其最終實益擁有人乃獨立於嘉華國際、家族公司或嘉華國際任何關連人士且與彼等概無關連之第三方，及按收購守則就嘉華國際而言，並非與銀河娛樂、呂博士或彼等各自之聯繫人士一致行動人士；及

「產權負擔」	指	按揭、抵押、質押、留置權、選擇權、限制、優先承購權、優先購買權、第三方權利或權益、其他產權負擔或任何類別之抵押權益，或具有類似效力之任何其他類別協議或安排；
「除外轉讓」	指	(1)主要股東或其中任何一方轉讓合共最多六千五百萬股銀河娛樂股份；(2)任何有關銀河娛樂以先舊後新方式配售銀河娛樂股份而主要股東為賣方之轉讓；及(3)任何主要股東之間之銀河娛樂股份轉讓；
「家族公司」	指	City Lion、Netfinity及Recurrent Profits；
「呂耀東」	指	呂耀東先生，銀河娛樂及嘉華國際之執行董事，為呂博士之兒子及呂氏家族之成員；
「浮息票據協議」	指	銀河娛樂與票據持有人所訂立日期為二零零七年十月八日有關兑換及償還浮息票據之浮息票據兑換及償還協議；
「浮息票據」	指	銀河娛樂於二零零五年七月二十二日向票據持有人發行本金額合共2,371,805,067港元之「B類」浮息無抵押貸款票據(其後於二零零六年一月十四日經修訂)，並於二零零八年九月三十日應付；
「銀河娛樂」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市；
「銀河娛樂董事會」	指	銀河娛樂董事會；
「銀河娛樂可換股債券」	指	銀河娛樂初步本金額為240,000,000美元於二零一一年到期之零息可換股票據，可兑換銀河娛樂股份；
「銀河娛樂董事」	指	銀河娛樂董事；

「完成」	指	(i)根據股份出讓協議完成買賣銷售股份；(ii)根據認購協議完成認購及發行認購股份；及(iii)根據浮息票據協議完成償還浮息票據及發行兌換股份(或如文義所指完成一項或多於一項上述事宜)；
「完成日期」	指	完成發生之日期；
「條件」	指	本通函內所載任何指定協議須達成之條件；
「關連人士」	指	上市規則所賦予涵義；
「控制權」	指	一名人士確保另一人士之事務直接或間接根據前者之意願進行之權力，方式為透過實益擁有另一人士逾百分之五十(50%)之表決權，或擁有委任或罷免另一人士董事會(或等同組織)大部分成員之權力或控制另一人士董事會(或等同組織)大部分成員之權力，而「控制」及「受控制」亦據此詮釋；
「兌換股份」	指	銀河娛樂將根據浮息票據協議向票據持有人發行之合共156,804,000股新銀河娛樂股份；
「出售」	指	Sutimar根據股份出讓協議建議出售452,500,000股銀河娛樂股份；
「呂博士」	指	呂志和博士，嘉華國際及銀河娛樂之執行董事及主席；
「僱員購股權」	指	根據分別於一九九六年十月十日及二零零二年五月三十日採納之銀河娛樂僱員購股權計劃授出可認購合共40,299,000股銀河娛樂股份之購股權，及於最後可行日期尚未行使之購股權，每股銀河娛樂股份之行使價介乎0.514港元至4.59港元；

「營業日」	指	星期六、星期日或英格蘭及威爾斯或香港公眾假期以外之日子；
「City Lion」	指	City Lion Profits Corp.，於英屬處女群島註冊成立之公司，由主要信託全資擁有；
「德國商業銀行」	指	德國商業銀行，透過其香港分行經營，為根據銀行業條例註冊的持牌銀行及證券及期貨條例項下認可財務機構，獲准進行證券及期貨條例附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)受規管活動，為銀河娛樂獨立董事委員會及銀河娛樂獨立股東就浮息票據協議及新發行授權之獨立財務顧問；
「競爭對手」	指	(1)任何澳門賭博或其他形式博彩業務特許經營合約(concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau)之訂約方(該等人士為「特許經營商」)；(2)任何澳門賭博或其他形式博彩業務分包特許經營合約(sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire)之訂約方(該人士為「特許經營分包商」)；(3)任何貴賓室營運商，或澳門政府透過博彩監察協調局發牌或監管之博彩中介人；(4)任何就於澳門營運擁有四十(40)張賭桌或以上博彩設施擁有收益及／或分享盈利或類似安排之人士(「第三方參與人」)；(5)任何由澳門政府透過博彩監察協調局發牌或監管之特許經營商、特許經營分包商、第三方參與人、貴賓室營運商或中介人之董事及高級管理人員；及(6)彼等各自之聯屬人士；

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬人士」	指	就任何人士而言，直接或間接控制該人士，或被該人士控制或受共同控制之任何其他人士；
「協議」	指	股份出讓協議、認購協議、浮息票據協議及投資者權利協議，或文義所指上述任何一份協議；
「反攤薄權利」	指	銀河娛樂董事會函件中「協議」一節所載認購協議詳情內「反攤薄權利」所述銀河娛樂將向Permira投資工具授出之權利；
「ANZ」	指	Australia and New Zealand Banking Group Limited澳洲及新西蘭銀行集團有限公司，透過其香港分行行事，為銀行業條例項下之持牌銀行及證券及期貨條例項下之認可金融機構，獲准進行證券及期貨條例附表五所載之第1類(證券交易)、第4類(就證券提供意見)及第6類(就機構融資提供意見)之受規管活動，為嘉華國際獨立董事委員會及嘉華國際獨立股東就股份出讓協議之獨立財務顧問；
「適用股份」	指	初步股份(就任何銀河娛樂股份拆細或合併作出調整)，連同於完成日期後發行或收取之任何銀河娛樂股份或其他證券，及該等初步股份應佔或產生之任何銀河娛樂股份或其他證券，包括就供股或紅利派發及行使反攤薄權利已收取之銀河娛樂股份或其他證券，但不包括根據銀河娛樂宣派或發行之代息股份或用以取代現金股息已收取之銀河娛樂股份或其他證券，或Permira投資工具除根據認購協議或股份出讓協議以外收購之銀河娛樂股份或其他證券；
「聯繫人士」	指	上市規則所賦予涵義；

目　錄

	二零零七年
交回銀河娛樂股東特別大會**藍色**代表委任表格之最後時限	十一月十九日上午十時正
交回嘉華國際股東特別大會**白色**代表委任表格之最後時限	十一月十九日上午十一時正
銀河娛樂股東特別大會	十一月二十一日上午十時正
嘉華國際股東特別大會	十一月二十一日上午十一時正
完成	十一月三十日

此乃要件　請即處理

本通函僅供參考用途，並不構成收購、購買或認購股份或其他證券之邀請或要約。

閣下如對本通函任何方面或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之銀河娛樂集團有限公司或嘉華國際集團有限公司（按適用情況而定）股份全部售出或轉讓，應立即將本通函及有關隨附代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

銀河娛樂集團有限公司

可能向PERMIRA 投資工具發行323,384,000股新股

可能透過將「B」類浮息無抵押貸款票據兌換為新股及支付現金向關連人士悉數償還「B」類浮息無抵押貸款票據之關連交易、委任新董事及更新發行股份之一般授權

嘉華國際集團有限公司

可能向PERMIRA 投資工具出售452,500,000股銀河娛樂集團有限公司股份之主要及關連交易

銀河娛樂集團有限公司之財務顧問

美林

銀河娛樂集團有限公司
獨立董事委員會及
獨立股東之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

嘉華國際集團有限公司
獨立董事委員會及
獨立股東之獨立財務顧問

ANZ
澳洲及新西蘭銀行集團有限公司

銀河娛樂獨立董事委員會發出之函件載於本通函第50及51頁。銀河娛樂獨立董事委員會及銀河娛樂獨立股東之獨立財務顧問德國商業銀行香港分行發出之函件載於本通函第52至65頁。

銀河娛樂謹訂於二零零七年十一月二十一日星期三上午十時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會，召開大會通告載於本通函第102至106頁。銀河娛樂股東不論能否出席銀河娛樂股東特別大會，均須盡快將隨附之藍色代表委任表格按其所印列指示填妥，並交回銀河娛樂之註冊辦事處，地址為香港中環夏愨道10號和記大廈16樓1606室（*註明致公司秘書收*），惟無論如何最遲須於銀河娛樂股東特別大會指定舉行時間四十八小時前交回。填妥及交回藍色代表委任表格後，銀河娛樂股東仍可依願親身出席銀河娛樂股東特別大會或其任何續會，並於會上投票。

嘉華國際獨立董事委員會發出之函件載於本通函第66及67頁。嘉華國際獨立董事委員會及嘉華國際獨立股東之獨立財務顧問Australia and New Zealand Banking Group Limited澳洲及新西蘭銀行集團有限公司發出之函件載於本通函第68至83頁。

嘉華國際謹訂於二零零七年十一月二十一日星期三上午十一時正假座香港金鐘道88號太古廣場港麗酒店7樓漆咸廳舉行股東特別大會，召開大會之通告載於本通函第107至108頁。嘉華國際股東不論能否出席嘉華國際股東特別大會，均須盡快將隨附之白色代表委任表格按其所印列指示填妥，並交回嘉華國際之香港主要辦事處，地址為香港北角渣華道191號嘉華國際中心二十九樓（*註明致公司秘書收*），惟無論如何最遲須於嘉華國際股東特別大會指定舉行時間四十八小時前交回。填妥及交回白色代表委任表格後，嘉華國際股東仍可依願親身出席嘉華國際股東特別大會或其任何續會，並於會上投票。

二零零七年十一月五日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

JOINT NOTIFICATION

GALAXY ENTERTAINMENT GROUP LIMITED
DELAY IN DISPATCH OF CIRCULAR OR OTHER DOCUMENT

Delay in Dispatch of the Circular
Possible Issue of 323,384,000 New Shares to Permira Investment Vehicles
Possible Full Repayment of Class 'B' Variable Rate Unsecured Loan Notes by Conversion of Class 'B' Variable Rate Unsecured Loan Notes into New Shares and Cash Payment to connected persons, Connected Transaction for
Appointment of New Directors and Refreshment of General Mandate to Issue Shares of,
Galaxy Entertainment Group Limited

K. WAH INTERNATIONAL HOLDINGS LIMITED
DELAY IN DISPATCH OF CIRCULAR OR OTHER DOCUMENT

Delay in Dispatch of the Circular
Possible Sale to Permira Investment Vehicles of 452,500,000 Shares of
Galaxy Entertainment Group Limited by,
Major and Connected Transaction for,
K. Wah International Holdings Limited

A joint announcement containing details of the captioned matters is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Galaxy Entertainment Group Limited ("Galaxy") at www.galaxyentertainment.com and on the website of K. Wah International Holdings Limited ("KWIH") at www.kwih.com.

This joint notification merely serves to advise investors of the matter and of the publication of the joint announcement on the above websites. ***This joint notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the joint announcement for details of the matters.

The joint announcement is available for inspection by the public at no charge at the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong and at the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this joint notification until 30 November 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 1 November 2007

香港經濟日報 2007年11月1日 星期四

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

聯合通知

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

延遲發送通函或其他文件

延遲寄發通函
可能向PERMIRA投資工具發行323,384,000股新股
可能透過將「B」類浮息無抵押貸款票據兑換為新股
及支付現金向關連人士悉數償還「B」類浮息無抵押貸款票據
之關連交易、委任新董事及更新發行股份之一般授權

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

延遲發送通函或其他文件

延遲寄發通函
可能售予PERMIRA投資工具452,500,000股銀河娛樂集團有限公司股份
之主要及關連交易

載有上述事宜詳情的聯合公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及Galaxy Entertainment Group Limited銀河娛樂集團有限公司(「銀河娛樂」)的網站(www.galaxyentertainment.com)及K. Wah International Holdings Limited嘉華國際集團有限公司(「嘉華國際」)的網站(www.kwih.com)覽閱。

此聯合通知僅為知會投資者有關上述事宜及有關聯合公告已登載在上述網站。*此聯合通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此聯合通知的內容而作任何投資決定。*投資者應覽閱上述聯合公告以了解詳情。

由本聯合通知日期起至二零零七年十一月三十日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到銀河娛樂之註冊辦事處位於香港中環夏慤道10號和記大廈十六樓一六零六室及嘉華國際之香港主要辦事處位於香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述聯合公告，如有需要亦可索取聯合公告副本，每張收費港幣一元。

承董事會命
GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十一月一日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DELAY IN DISPATCH OF THE CIRCULAR

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS, CONNECTED TRANSACTION FOR, APPOINTMENT OF NEW DIRECTORS AND REFRESHMENT OF GENERAL MANDATE TO ISSUE SHARES OF, GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTION FOR, K. WAH INTERNATIONAL HOLDINGS LIMITED

Each of Galaxy and KWIH has applied to the Stock Exchange for a waiver of strict compliance with the Listing Rules to permit a delay in dispatch of the circular in connection with a connected transaction of Galaxy and a major and connected transaction of KWIH. The Galaxy Board and the KWIH Board expect that the circular will be dispatched on or before 6 November 2007.

Galaxy and KWIH made a joint announcement on 11 October 2007 ("Announcement") in connection with a connected transaction of Galaxy and a major and connected transaction of KWIH. Terms used herein have the meanings ascribed to them in the Announcement unless the context otherwise requires.

浅 31

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, each of Galaxy and KWIH is required to dispatch a circular in respect of the transactions to its shareholders within 21 days after publication of the Announcement, that is, on or before 1 November 2007.

In view of the time required to bulk print and dispatch the circular each of Galaxy and KWIH has applied to the Stock Exchange for a waiver of strict compliance with the Listing Rules to permit a delay in dispatch of the circular. The Galaxy Board and the KWIH Board expect that the circular will be dispatched on or before 6 November 2007.

At the date of this announcement, the executive directors of KWIH are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 31 October 2007

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

延遲寄發通函

銀河娛樂集團有限公司
可能向PERMIRA投資工具發行323,384,000股新股
可能透過將「B」類浮息無抵押貸款票據兑換為新股
及支付現金向關連人士
悉數償還「B」類浮息無抵押貸款票據
之關連交易、委任新董事
及更新發行股份之一般授權

嘉華國際集團有限公司
之主要及關連交易
可能向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份

銀河娛樂及嘉華國際已各自向聯交所申請豁免嚴格遵守上市規則，以准許延遲寄發有關銀河娛樂之關連交易以及嘉華國際之主要及關連交易之通函。銀河娛樂董事會及嘉華國際董事會預期將於二零零七年十一月六日或之前寄發通函。

於二零零七年十月十一日，銀河娛樂及嘉華國際刊發聯合公佈（「公佈」），內容有關銀河娛樂之關連交易以及嘉華國際之主要及關連交易。除文義另有所指外，本公佈所用詞彙與公佈所界定者具有相同涵義。

根據上市規則第14.38及第14A.49條，銀河娛樂及嘉華國際須各自於刊發公佈後21天內，即於二零零七年十一月一日或之前就有關交易向其股東寄發通函。

由於刊印及寄發通函需時，銀河娛樂及嘉華國際已各自向聯交所申請豁免嚴格遵守上市規則，以准許延遲寄發通函。銀河娛樂董事會及嘉華國際董事會預期將於二零零七年十一月六日或之前寄發通函。

於本公佈日期，嘉華國際之執行董事為呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，銀河娛樂之執行董事為呂志和博士（主席）、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月三十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah International Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock code: 173)

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

25 October 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meanings ascribed thererto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Gempress"	Gempress Limited, a limited company incorporated in Hong Kong and an indirect wholly-owned subsidiary of USI Holdings Limited
"Group"	collectively refers to the Company and its subsidiaries
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong)
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them)
"Joint Venture"	refers to the joint venture of Wealthy Vision and the JV Partners formed for development of the Land through the JV Company and Pacific Bond on the terms of the MOA
"JV Company"	Garwin Investment Limited, a company incorporated in British Virgin Islands on 28 August 2007 with registered office at Morgan & Morgan Building, P. O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources, King Chance and Gempress, and "JV Partner" is any one of them
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land Company Limited and is an Independent 3rd Party

"Land"	that piece of land registered in the Land Registry (New Territories) as Tai Po Town Lot No.186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories, Hong Kong as described in the Land Grant
"Land Grant"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Pacific Bond with the Hong Kong Government
"Latest Practicable Date"	22 October 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MOA"	a binding Memorandum of Agreement dated 5 October 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Mr. Chen Din Hwa and an Independent 3rd Party
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an Independent 3rd Party
"Pacific Bond"	Pacific Bond Limited, a company incorporated in Hong Kong on 16 July 2007 with registered office presently at 9th Floor, Central Building, 3 Pedder Street, Central, Hong Kong
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	refers to the shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	US Dollar, the lawfully currency of the United States of America
"Wealthy Vision"	Wealthy Vision limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"%"	Percentage

For the purpose of this circular, certain English translations of Chinese names or words in this circular are included for information only, and should not be relied upon as the official translation of such Chinese names or words.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock code: 173)

Executive Directors:
Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung
Eddie Hui Ki On, GBS, CBE, QPM, CPM
(Managing Director (Acting))
Lennon Lun Tsan Kau *(Deputy Managing Director)*
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Robert George Nield*

* *Independent Non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal Place of Business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

25 October 2007

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

1. INTRODUCTION

On 5 October 2007, the Board announced that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 15% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a discloseable transaction. The purpose of this circular is to provide you with details of the Joint Venture.

2. THE MOA

(I) DATE OF THE MOA

5 October 2007

(II) PARTIES TO THE MOA

1. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien.

2. King Chance, a wholly-owned subsidiary of Sino Land Company Limited.

3. Wealthy Vision, an indirect wholly-owned subsidiary of the Company.

4. Gempress, an indirect wholly-owned subsidiary of USI Holdings Limited.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in 2 and 4 above in this section (II) are Independent 3rd Parties.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company is investing in Pacific Bond, a newly incorporated company, the business of which is to construct properties on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 15 October 2007 under which it can only be used for private residential purposes. The site area of the Land is (about) 22,126 square metres, and maximum gross floor area for development on the Land is 66,378 square metres, according to the Land Grant. Pacific Bond (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it paid in full the land premium of HK$4,550,000,000 on 15 October 2007. The share of land premium is in proportion to each JV party's respective equity interest in the JV Company.

Ownership of Pacific Bond and the JV Company

The board of directors of the JV Company and Pacific Bond will comprise, in both cases, 8 directors, 3 of whom are nominated by Nan Fung Development, 3 by King Chance and 1 each by Wealthy Vision and Gempress.

Pursuant to the terms of the MOA, Nan Fung Development has transferred (at a consideration of US$1.00 per share) 150 issued shares which it has in the JV Company to Wealthy Vision, as well as 50 issued shares to Nan Fung Resources, 350 issued shares to King Chance, and 150 issued shares to Gempress. The shareholdings of the JV Company is that as described in (A) of this section (III). The shareholding of Pacific Bond is that as described in (B) of this section (III).

(A) **THE JV COMPANY**

Name of Shareholder	No. of issued shares held	% of equity interest
1. Nan Fung Development	300	30%
2. Nan Fung Resources	50	5%
3. King Chance	350	35%
4. Wealthy Vision	150	15%
5. Gempress	150	15%
TOTAL	1,000 (US$1.00 each)	100%

(B) **PACIFIC BOND**

Name of Shareholder	No. of issued shares held	% of equity interest
1. The JV Company	One (HK$1.00 each)	100%

Executive committee

An executive committee will be established by the board of directors of Pacific Bond and is responsible for overseeing and monitoring the development including the day-to-day administration and management of development project on the Land. The executive committee reports to the board of Pacific Bond and consists of 4 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of King Chance, Wealthy Vision, and Gempress nominates one representative to the executive committee.

The lead project manager in respect of the development of the Land will be Nan Fung Development (or a company nominated by Nan Fung Development).

Financing of the JV Company & Pacific Bond

Wealthy Vision and each of the JV Partners will finance the development of the Land (including the provision (on a several but not joint, or joint and several, basis) of guarantees (and, if required, guarantees by their respective holding companies) to lender(s) for external financing to Pacific Bond or to the JV Company (as the case may be)) according to their respective equity interest in the JV Company if and to the extent it is reasonably practicable to do so, for the purposes of refinancing the loans advanced by Wealthy Vision and the JV Partners and financing the development. For any security to the external financing, Nan Fung Development and Nan Fung Resources will be deemed to be a single JV Partner whose shareholding in the JV Company will be the aggregate of their respective shareholdings in the JV Company.

(IV) CONSIDERATION AND COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Pursuant to the terms of the MOA, Wealthy Vision will pay for its 150 shares (representing 15% equity interest) in the issued share capital of the JV Company, and the Company has paid (pro-rata to its own 15% interest) HK$682,500,000 to finance the payment of the balance of the land premium by Pacific Bond. Pacific Bond has paid in full the land premium of HK$4,550,000,000 on 15 October 2007.

The total construction and development cost is estimated to be HK$1,450,000,000. The Company will finance its proportionate (15%) share of the construction and development cost of the Land by Pacific Bond by providing (several/pro-rata) guarantee for bank borrowings by the JV Company and/or Pacific Bond, and by way of shareholder's loan to the JV Company and/or Pacific Bond.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$900,000,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1.	15% share of land premium	HK$682,500,000
2.	15% share of construction and development costs	HK$217,500,000

The Company will finance its total commitment through internal resources and bank financing.

3. ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

4. ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

5. ABOUT GEMPRESS

The Company has been informed that Gempress is an indirect wholly-owned subsidiary of USI Holdings Limited, which is an investment holding company. The principal subsidiaries of USI Holdings Limited are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development, property development management, provision of hospitality management services, and investing activities. The shares of USI Holdings Limited are listed on the Main Board of the Stock Exchange (Stock Code: 369).

6. ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

7. REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole.

The Board does not expect the Joint Venture to have any significance effect on the earnings and assets and liabilities of the Company.

8. GENERAL

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate. In the event that there is a material change to the terms of the MOA as described in this circular, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

9. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular.

Yours faithfully
For and on behalf of the Board
Dr. Che-woo Lui
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS

As at the Latest Practicable Date, the interests and short positions of each Director in the ordinary shares of the Company ("*Shares*"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 of the Listing Rules, were as follows:

(a) Shares

	Number of Shares				Approximate % of Issued Share Capital
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total**	
Che-woo Lui	6,558,534	7,256,345[(1)]	1,329,030,115[(2)]	1,342,844,994	54.69
Francis Lui Yiu Tung	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	580,000	—	—	580,000	0.02
Lennon Lun Tsan Kau	2,245,046	—	—	2,245,046	0.09
Paddy Tang Lui Wai Yu	8,340,371	—	—	8,340,371	0.34
Sir David Akers-Jones	150,000	—	—	150,000	0.01
Michael Leung Man Kin	350,000	—	—	350,000	0.01
Philip Wong Kin Hang	601,226	—	—	601,226	0.02
Leo Lee Tung Hai	550,000	—	—	550,000	0.02
Robin Chan Yau Hing	936,563	—	—	936,563	0.04
Charles Cheung Wai Bun	607,239	—	—	607,239	0.02
Robert George Nield	500,000	—	—	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

(b) **Share Options**

Directors	Options held at the Latest Practicable Date	Exercise Price per Share *(HK$)*	Exercise period
Che-woo Lui	1,350,000	1.906	22nd Oct 2006 — 21st Oct 2011
Francis Lui Yiu Tung	1,340,000	1.906	22nd Oct 2006 — 21st Oct 2011
Eddie Hui Ki On	580,000	1.906	22nd Oct 2006 — 21st Oct 2011
Lennon Lun Tsan Kau	670,000	1.906	22nd Oct 2006 — 21st Oct 2011
Paddy Tang Lui Wai Yu	930,000	1.906	22nd Oct 2006 — 21st Oct 2011
Sir David Akers-Jones	150,000	0.720	1st Mar 2004 — 28th Feb 2013
Michael Leung Man Kin	—	—	—
Philip Wong Kin Hang	300,000	1.906	22nd Oct 2006 — 21st Oct 2011
Leo Lee Tung Hai	—	—	—
Robin Chan Yau Hing	500,000	1.906	22nd Oct 2006 — 21st Oct 2011
Charles Cheung Wai Bun	600,000	1.906	22nd Oct 2006 — 21st Oct 2011
Robert George Nield	500,000	1.906	22nd Oct 2006 — 21st Oct 2011

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,256,345 Shares through the interests of his spouse.

(2) These 1,329,030,115 shares represent the aggregate of (i) 35,696,109 Shares held by Best Chance Investments Ltd., (ii) 3,095,377 Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 Shares held by Favor Right Investments Limited, (iv) 2,324,000 Shares held by Jumbo Right International Limited, (v) 1,086,035,985 Shares held by Super Focus Company Limited, (vi) 135,435,613 Shares held by Premium Capital Profits Limited, and (vii) 58,157,031 Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned by Dr. Che-woo Lui.

All the interests stated above represent long positions.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) or any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or are recorded in the register of the Company required under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS

As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the interests of every person (other than Directors or chief executive of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or which were recorded in the register required to be kept by the Company under section 336 of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, were as follows:

Name of Shareholder	Number of Ordinary Share (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985[(1)]	44.23
Penta Investment Advisers Limited	387,574,033[(2)]	15.78
Mr. John Zwaanstra	387,574,033[(3)]	15.78
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.67
Mr. Todd Zwaanstra	163,668,672[(5)]	6.67
Mercurius GP LLC	163,668,672[(6)]	6.67

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interested in 1,086,035,985 Shares and 193,592,644 Shares respectively and both are solely owned and controlled by Dr. Che-woo Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 Shares in the capacity of investment manager.

(3) These refer to the same interests in 387,574,033 Shares held referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaanstra was deemed to have interests in the 163,668,672 Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in 163,668,672 Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interest of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than 1/3 of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or claims of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against any member of the Group.

5. SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into or has proposed to enter into any service agreements with any members of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

6. COMPETING BUSINESS

As at the Latest Practicable Date, Dr. Che-woo Lui — a controlling shareholder of the Company (as defined under the Listing Rules) — as well as Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "*Relevant Directors*"), are interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("*Competing Business*") may compete, directly or indirectly, with the Group. The Relevant Directors are also the directors of the holding company of the Competing Business.

Notwithstanding that the Relevant Directors are also Directors, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established

corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

The Directors have also considered that, territorial wise, the Competing Business is more focusing in Hong Kong whereas the Group is more diversified with property development and property investment businesses in Mainland China, Hong Kong, and South East Asia. In terms of size, on a total assets basis, the Competing Business is substantially smaller than that of the Group. Also, the Group has a more diversified business and property portfolio than the Competing Business. The Directors considered that the Competing Business is not in line with the Group's current business strategy and will not consider including the Competing Business into the Group's business.

Same as disclosed above, there is no other competing business between the Directors and his/her respective associates and the Group.

7. GENERAL

(a) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

(b) The principal place of business of the Company in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(c) The company secretary of the Company is Mr. Ricky Chan Ming Tak, a solicitor qualified in Hong Kong, an attorney of the New York State Bar and a solicitor/advocate of Singapore. The qualified accountant of the Company is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a Fellow of the Certified General Accountants of Association of Canada.

(d) The English text of this circular prevails over the accompanying Chinese text.

能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

董事亦認為，就業務的區域而言，鑑於競爭業務較專注於香港之物業投資及買賣，本集團則廣及中國內地、香港及東南亞之物業投資發展，亦鑑於競爭業務之規模以總資產基準計算較本公司為小。同時，本集團擁有較多元化及妥善管理之物業投資組合。董事認為競爭業務之物業投資組合並非與本集團現時之投資策略一致，亦無意向競爭業務注入本集團。

除上述披露者外，董事及其各自有關聯繫人與本集團並無其他業務競爭權益。

7. 其他資料

(甲) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。

(乙) 本公司之香港主要營業地點為香港北角渣華道191號嘉華國際中心二十九樓。

(丙) 本公司之公司秘書為陳明德先生，彼為香港之合資格律師，亦為紐約州律師公會之律師及為新加坡之律師／出庭代訟人；而本公司之合資格會計師為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師公會資深會員。

(丁) 本文件載有中文譯本，但以英文原文為準。

Penta Investment Advisers Limited與John Zwaanstra先生重複持有387,574,033股股份權益，當中之163,668,672股股份之權益由(a) Todd Zwaanstra先生以Mercurius Partners Trust (全權信託)之信託人透過Penta Master Fund, Ltd.及由Mr. Todd Zwaanstra擁有超過三分之一投票權的Penta Asia Fund, Ltd.持有該等股份；及(b) Mercurius GP LLC為Mercurius Partners Trust 的創立人持有該等股份。

除上述披露者外，於最後可行日期，本公司並無接獲任何擁有本公司股份及相關股份之權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報該等權益或淡倉。

4. 訴訟

於最後可行日期，本集團之任何成員公司概無牽涉任何重大訴訟或索償，據董事所知，本集團任何成員公司並無任何尚未了結或蒙受威脅之重大訴訟或索償。

5. 董事服務合約

於最後可行日期，各董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須作賠償(法定賠償除外)之合約除外。

6. 競爭業務

於最後可行日期，呂志和博士 — 為本公司之控股股東(定義見上市規則) — 與呂耀東先生及鄧呂慧瑜女士(三人統稱「有關董事」)於其下若干從事物業投資、買賣及發展業務之獨立管理公司中擁有權益。該等公司之業務(「競爭業務」)與本集團的業務可能有直接或間接競爭。有關董事亦為競爭業務控股公司之董事。

儘管有關董事亦為本公司之董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名成員，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士(核數／會計及法律方面)，成功的實業家，及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保

3. 主要股東之權益

就本公司董事或行政總裁所知，於最後可行日期，於本公司股份及相關股份中，擁有須根據證券及期貨條例第XV部第2及第3分部的條文向本公司披露的權益或淡倉，或已載入本公司根據證券及期貨條例第336條存置的登記冊的權益或淡倉，或直接或間接擁有可於任何情況下有權在本集團任何成員公司股東大會上投票的任何類別股本面值10%或以上的權益的股東(本公司董事或行政總裁除外)如下：

股東	股份數目（好倉）	佔已發行股本之概約百分比率
Super Focus Company Limited	1,086,035,985[(1)]	44.23
Penta Investment Advisers Limited	387,574,033[(2)]	15.78
John Zwaanstra先生	387,574,033[(3)]	15.78
Star II Limited	193,592,644[(1)]	7.88
Penta Asia Fund, Ltd.	163,668,672[(4)]	6.67
Todd Zwaanstra先生	163,668,672[(5)]	6.67
Mercurius GP LLC	163,668,672[(6)]	6.67

附註：

(1) Super Focus Company Limited及Star II Limited分別持有1,086,035,985股股份及193,592,644股股份的權益。呂志和博士為該兩間公司的唯一持有及控制人。

(2) Penta Investment Advisers Limited由John Zwaanstra先生擁有100%控制權。該公司以投資經理之身份擁有387,574,033股股份權益。

(3) 此乃與附註(2)所述的387,574,033股股份權益相同。John Zwaanstra先生透過其在Penta Investment Advisers Limited所持有100%股份權益，被視作持有本公司的股份權益。John Zwaanstra先生亦透過其在Penta Asia Fund, Ltd.及Mercurius GP LLC擁有超過三分之一的投票權，而被視作持有本公司的股份權益。

(4) Penta Master Fund, Ltd.為Penta Asia Fund, Ltd.的全資附屬公司，其持有163,668,672股股份之重複權益，並且與Penta Investment Advisers Limited持有本公司股份權益當中之163,668,672股股份持重複權益。

(5) Todd Zwaanstra先生透過Penta Master Fund, Ltd.被視作持有163,668,672股股份之權益，Penta Master Fund, Ltd.亦透過於Penta Asia Fund, Ltd.擁有超過三分之一投票權而被視作持有本公司該等股份權益。Penta Asia Fund, Ltd.為Mercurius Partners Trust(全權信託)之信託人。

(6) Mercurius GP LLC是Mercurius Partners Trust的創立人，因而被視作持有Todd Zwaanstra先生及Mercurius Partners Trust擁有本公司163,668,672股股份之權益。

(乙) 認股權

董事	於最後可行日期所持有之認股權	每股行使價(港元)	行使期
呂志和	1,350,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	1,340,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	580,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	670,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	930,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	150,000	0.720	二零零四年三月一日至二零一三年二月二十八日
梁文建	–	–	–
黃乾亨	300,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
李東海	–	–	–
陳有慶	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	600,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	500,000	1.906	二零零六年十月二十二日至二零一一年十月二十一日

附註：

(1) 呂志和博士透過其配偶之權益，被視作持有7,256,345股股份之權益。

(2) 該等1,329,030,115股股份指下列各項的總和：(i) Best Chance Investments Ltd.持有35,696,109股股份；(ii) 步基證券有限公司持有3,095,377股股份；(iii) Favor Right Investments Limited持有8,286,000股股份；(iv) Jumbo Right International Limited持有2,324,000股股份；(V) Super Focus Company Limited持有1,086,035,985股股份；(vi) Premium Capital Profits Limited持有135,435,613股股份；及(vii) 銘訊有限公司持有58,157,031股股份。呂志和博士為上述公司之最終實益擁有人。

上述所有權益均指好倉。

除上文所披露者外，於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報(包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉(如有))，或根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，本公司各董事及行政總裁概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

2. 董事及行政總裁之權益

於最後可行日期，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有之權益及淡倉（如有），或根據證券及期貨條例第352條由本公司備存之登記冊內，或根據載於上市規則附錄十向本公司及聯交所申報，各董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之本公司之普通股股份（「股份」）、相關股份及債券中所擁有之權益及淡倉（如有），與有關認購股份之權益，及行使該等權益之詳情，分列如下：

(甲) 股份

	股份數目				佔已發行股本之概約
董事	個人權益	家族權益	公司權益	合計	百分比率
呂志和	6,558,534	7,256,345[1]	1,329,030,115[2]	1,342,844,994	54.69
呂耀東	5,878,035	–	–	5,878,035	0.24
許淇安	580,000	–	–	580,000	0.02
倫贊球	2,245,046	–	–	2,245,046	0.09
鄧呂慧瑜	8,340,371	–	–	8,340,371	0.34
鍾逸傑爵士	150,000	–	–	150,000	0.01
梁文建	350,000	–	–	350,000	0.01
黃乾亨	601,226	–	–	601,226	0.02
李東海	550,000	–	–	550,000	0.02
陳有慶	936,563	–	–	936,563	0.04
張惠彬	607,239	–	–	607,239	0.02
廖樂柏	500,000	–	–	500,000	0.02

除另有所述外，上述所有個人權益均為各董事以實益擁有人之身份持有。

8. 一般事項

備忘協議對澤原、合營公司及合營夥伴均具約束力，並將於適當時間以一份由相同訂約方訂立之股東協議取代，屆時備忘協議將予終止。倘本通函所述備忘協議之條款有重大變更，本公司將另行公佈或刊發補充通函(視乎情況而定)。倘若本公司於合營企業之總資本承擔有任何增加，導致適用之百分比率超逾25%，本公司將遵守上市規則第14章之相關規定。

9. 進一步資料

敬請留意本通函附錄所載之一般資料。

此致

諸位股東　台照

代表董事會
主席
呂志和博士
謹啟

二零零七年十月二十五日

3. 有關南豐發展及南豐資源之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有，而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務為於香港從事物業發展及投資。南豐資源由Crosby Investment Holdings Inc.全資擁有，為一間投資控股公司。陳慧慧女士(陳廷驊先生之女兒)為南豐資源之全資實益擁有人。

4. 有關會連之資料

本公司獲告知，會連為一間投資控股公司，為信和置業有限公司之全資附屬公司，信和置業有限公司之主要業務為於香港從事物業發展及投資，其股份於聯交所主板上市(股份代號：83)。

5. 有關峻迪之資料

本公司獲告知，峻迪為富聯國際集團有限公司之間接全資附屬公司，而富聯國際集團有限公司為一間投資控股公司。富聯國際集團有限公司之主要附屬公司之業務為製衣及貿易、分銷品牌產品、物業租賃及管理、物業發展、物業發展管理、休閑活動管理及投資活動。富聯國際集團有限公司之股份於聯交所主板上市(股份代號：369)。

6. 有關澤原之資料

澤原為本公司之間接全資附屬公司，為一間投資控股公司。本公司主要附屬公司之主要業務位於中國內地、香港及東南亞從事物業發展及投資。

7. 進行收購及成立合營企業之理由

董事認為香港樓市前景樂觀，尤其是豪宅市場。董事會相信，透過合營企業收購地塊之權益不僅可擴大本集團之資產投資組合，同時亦可提升本集團於香港豪宅市場之地位。董事認為合營企業乃按正常商業條款成立，條款對本公司及股東而言屬公平合理，而成立合營企業乃符合本公司及股東之整體利益。

董事會並未預期此合營企業會對本公司之利潤、資產及債務有任何重大的影響。

南豐發展為地塊發展的總項目經理(或由南豐發展提名的公司出任)。

合營公司及唯邦之融資

澤原及各合營夥伴將為發展地塊撥付資金，包括(按個別但非共同，或共同及個別基準)按彼等各自於合營公司之權益，就唯邦或合營公司(視乎情況而定)獲得之外在融資向放債人提供擔保及(如有需要)由彼等各自之控股公司作出擔保。若在可行的情況下，澤原及各合營夥伴可為該發展項目再融資。就獲得之外在融資而作出擔保，南豐發展及南豐資源將視為單一夥伴，其持股量將按彼等各自於合營公司之權益的總和。

(IV) 合營企業之代價及本公司對合營企業之承擔

根據備忘協議之條款，澤原已支付其於合營公司已發行股本中之150股股份(佔15%股本權益)，而本公司(按其本身所佔15%權益)已支付唯邦港幣682,500,000元，以便唯邦支付地價餘額。唯邦已於二零零七年十月十五日全數支付地價港幣4,550,000,000。

總建築及開發成本現估計為港幣1,450,000,000元。本公司將透過就合營公司及／或唯邦之銀行借貸(個別基準／按比例)提供擔保，及向合營公司及／或唯邦股東以貸款方式，按其所佔建築及開發成本之(15%)比例，撥付唯邦於地塊之建築及開發成本。

本公司於合營企業之總承擔(按現時估計)為港幣900,000,000元(惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1.	地價之15%權益	港幣682,500,000元
2.	建築及開發成本之15%權益	港幣217,500,000元

本公司最終之總承擔額將由內部資源及銀行貸款融資。

唯邦及合營公司之擁有權

合營公司及唯邦兩者之董事會將由八名董事組成，其中南豐發展及會連各提名三人，另由澤原及峻迪各提名一人。

根據備忘協議之條款，南豐發展(按每股代價美金1元)已轉讓其於合營公司持有之150股已發行股份予澤原，50股已發行股份予南豐資源，350股已發行股份予會連，以及150股已發行股份予峻迪。股權轉讓後，合營公司之股權將如本公佈第(III)節(A)項所述。唯邦之股權將如本公佈第(III)節(B)項所述。

(A) **合營公司**

股東名稱	所持已發行股份數目	所佔股本權益百分比率
1. 南豐發展	300	30%
2. 南豐資源	50	5%
3. 會連	350	35%
4. 澤原	150	15%
5. 峻迪	150	15%
總計	1,000 (每股美金1元)	100%

(B) **唯邦**

股東名稱	所持已發行股份數目	所佔股本權益百分比率
1. 合營公司	1股 (每股港幣1元)	100%

執行委員會

唯邦之董事會將成立一個執行委員會，專責監督及控制地塊發展及日常行政運作，以及管理該發展項目。執行委員會需向唯邦之董事會匯報。執行委員會由四名委員組成，其中由南豐發展及南豐資源聯合提名一人加入執行委員會，而會連、澤原及峻迪則各提名一位代表加入執行委員會。

2. 備忘協議

(I) 訂立備忘協議之日期：

二零零七年十月五日

(II) 合營企業之訂約方

1. (A)南豐發展(由陳廷驊先生實益擁有之公司)及(B)南豐資源(由陳慧慧女士實益擁有之公司)。

2. 會連，信和置業有限公司之全資附屬公司。

3. 澤原，本公司之間接全資附屬公司。

4. 峻迪，富聯國際集團有限公司之間接全資附屬公司。

各董事經合理查詢後知悉並深信，南豐發展、陳廷驊先生、南豐資源、陳慧慧女士，以及上文第(II)節第2及第4項所述之公司均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展地塊及管理發展後之房地產。合營公司持有的唯邦，為一間新成立的公司，其業務為建設及發展地塊。

地塊乃根據土地合同批出，由二零零七年十月十五日起為期50年。根據土地合同，地塊僅可用作私人住宅用途。根據土地合同，地塊之地盤面積(約)22,126平方米，而地塊之最大建築面積為66,378平方米。唯邦(合營公司之全資附屬公司)已於二零零七年十月十五日全數支付地價港幣4,550,000,000元後，以地塊之承批人身份與香港政府落實土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率分攤。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc, DBA (主席)
呂耀東
許淇安，GBS，CBE，QPM，CPM (董事總經理(署理))
倫贊球 (副董事總經理)
鄧呂慧瑜，太平紳士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
二十九樓

敬啟者：

須予披露的交易
及
成立合營企業
藉以發展位於香港之地塊

1. 緒言

董事會於二零零七年十月五日宣佈，澤原(本公司之間接全資附屬公司)已就合營企業訂立備忘協議，藉以發展地塊。根據備忘協議，本公司同意購入合營公司之15%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露的交易。本通函旨在向　閣下提供合營企業之詳情。

「地塊」	指	土地合同所述於新界土地註冊處註冊為香港新界大埔大埔市地段186號白石角發展區第1期B地盤之該幅土地
「土地合同」	指	唯邦與香港政府將就地塊訂立之土地條件批文
「最後可行日期」	指	二零零七年十月二十二日，即本通函付印前確認其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「備忘協議」	指	澤原、合營公司及合營夥伴就合作發展地塊而於二零零七年十月五日訂立具有約束力的備忘協議
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生最終實益擁有，為一獨立第三方
「南豐資源」	指	南豐資源有限公司，一間於香港註冊成立之公司，由陳慧慧女士(陳廷驊先生之女兒)最終實益擁有，為一獨立第三方
「唯邦」	指	唯邦有限公司，一間於二零零七年七月十六日在香港註冊成立之公司，其註冊地址現位於香港中環畢打街3號中建大廈9樓
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國法定貨幣美元
「澤原」	指	澤原有限公司，一間於香港註冊成立之公司，為本公司之間接全資附屬公司
「百分比率」	指	百分比率

就本通函而言，內文中若干中文名稱或詞彙的英文翻釋僅供參考之用，不應視作為有關中文名稱或詞彙的正式翻釋。

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「峻迪」	指	峻迪有限公司，一間於香港註冊成立之有限公司，為富聯國際集團有限公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司之統稱
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及指香港法定貨幣港元
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人)之獨立第三方
「合營企業」	指	澤原根據備忘協議之條款與合營夥伴合作，透過合營公司及唯邦以發展地塊
「合營公司」	指	Garwin Investment Limited嘉榮投資有限公司，一間於二零零七年八月二十八日在英屬處女群島註冊成立之公司，註冊辦事處位於Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands，為合作發展地塊及根據備忘協議之條款而成立之合營公司
「合營夥伴」	指	南豐發展、南豐資源、會連及峻迪之統稱，其各自亦稱為「合營夥伴」
「會連」	指	會連發展有限公司，一間於香港註冊成立之公司，由信和置業有限公司實益擁有，為一獨立第三方

目　錄

頁次

此乃要件 請即處理

閣下如對本通函任何方面有**疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之K. Wah International Holdings Limited嘉華國際集團有限公司之股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

須予披露的交易
及
成立合營企業
藉以發展位於香港之地塊

二零零七年十月二十五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this notification until 18 November 2007 or until such time as the circular in respect of the captioned matter is sent to shareholders of the Company, whichever is the later. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 18 October 2007

37

香港經濟日報 2007年10月18日 星期四

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

委任獨立財務顧問

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定***。投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十一月十八日或有關上述事宜之通函寄發予股東之日(以較後者為準)止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十八日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTION FOR,

K. WAH INTERNATIONAL HOLDINGS LIMITED

Appointment of independent financial adviser

ANZ

Australia and New Zealand Banking Group Limited has been appointed as the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders in respect of the Share Purchase Agreement.

This announcement relates to the joint announcement of KWIH and Galaxy dated 11 October 2007. Terms defined in that joint announcement are used in this announcement.

KWIH announces that the KWIH Independent Board Committee has approved the appointment of Australia and New Zealand Banking Group Limited as the independent financial adviser to advise it and the KWIH Independent Shareholders in respect of the Share Purchase Agreement. Its advice will be set out in the Circular.

At the date of this announcement, the executive directors of KWIH are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 17 October 2007

34.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

主要及關連交易
可能向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份

K. Wah International Holdings Limited
嘉華國際集團有限公司

委任獨立財務顧問

ANZ

Australia and New Zealand Banking Group Limited 澳洲及新西蘭銀行集團有限公司獲委任爲獨立財務顧問，就股份出讓協議向 K. Wah International Holdings Limited 嘉華國際集團有限公司之獨立董事委員會及獨立股東提供意見。

本公佈跟二零零七年十月十一日嘉華國際集團有限公司（「嘉華國際」）與銀河娛樂集團有限公司的聯合公佈有關。 本公佈所用詞彙與聯合公佈所界定者具相同涵義。

嘉華國際宣佈，經嘉華國際之獨立董事委員會批准，Australia and New Zealand Banking Group Limited 澳洲及新西蘭銀行集團有限公司獲委任爲獨立財務顧問，就股份出讓協議向獨立董事委員會及獨立股東提供意見，並將於通函內刊載。

截止本公佈日，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十七日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

CLARIFICATION ANNOUNCEMENT

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this notification until 15 November 2007. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 15 October 2007

25

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

澄清公告

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站（www.hkex.com.hk）「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站（www.kwih.com）覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十一月十五日，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可索取公告副本，每張收費港幣一元。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

CLARIFICATION ANNOUNCEMENT

This announcement relates to the joint announcement of KWIH and Galaxy dated 11 October 2007 (the "Announcement"). Terms defined in the Announcement are used in this announcement.

Due to a clerical error, the version of the Announcement posted on the website of KWIH incorrectly stated that trading in Galaxy Shares on the Stock Exchange will remain suspended today, 12 October 2007. In fact it was intended at the time of the Announcement that trading in Galaxy Shares on the Stock Exchange would resume today. Subsequently Galaxy has requested that trading in Galaxy Shares remain suspended.

The same error did not appear in the Chinese version of the Announcement posted on the website of KWIH and on the website of the Stock Exchange.

At the date of this announcement, the executive directors of KWIH are Dr. Che-Woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 12 October, 2007

76

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

澄清公告

茲提述 K. Wah International Holdings Limited 嘉華國際集團有限公司（「嘉華國際」）及 Galaxy Entertainment Group Limited 銀河娛樂集團有限公司（「銀河娛樂」）於二零零七年十月十一日公佈之聯合公告（「公告」）。本公告所用詞彙與公告所界定者具相同函義。

由於文書錯誤，登載於嘉華國際之公告，錯誤地陳述銀河娛樂的股份將會於二零零七年十月十二日繼續暫停買賣。而事實是於公告刊登時，銀河娛樂的股份將會於二零零七年十月十二日（即今天）恢復買賣，其後再要求繼續暫停其股份買賣。

上述錯誤，並沒有出現於公告之中文版本，而該中文版本已分別登載於嘉華國際及聯交所之網站。

截止本公告日，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十二日

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

JOINT NOTIFICATION

GALAXY ENTERTAINMENT GROUP LIMITED
ISSUE OF SHARES UNDER A SPECIFIC MANDATE,
CONNECTED TRANSACTION,
CONVERSION OF SECURITIES AND RESUMPTION

Possible Issue of 323,384,000 New Shares to Permira Investment Vehicles
Possible Full Repayment of Class 'B' Variable Rate Unsecured Loan Notes by Conversion of Class 'B' Variable Rate Unsecured Loan Notes into New Shares and Cash Payment to connected persons, Connected Transactions for and Resumption of Trading in Shares of Galaxy Entertainment Group Limited

K. WAH INTERNATIONAL HOLDINGS LIMITED
MAJOR TRANSACTION AND CONNECTED TRANSACTION
Possible Sale to Permira Investment Vehicles of 452,500,000 Shares of Galaxy Entertainment Group Limited
AND RESUMPTION OF TRADING

A joint announcement containing details of the captioned matters is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information", and on the website of Galaxy Entertainment Group Limited ("Galaxy") at www.galaxyentertainment.com and on the website of K. Wah International Holdings Limited ("KWIH") at www.kwih.com.

This joint notification merely serves to advise investors of the matter and of the publication of the joint announcement on the above websites. *This joint notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.* Investors should refer to the joint announcement for details of the matters.

The joint announcement is available for inspection by the public at no charge at the registered office of Galaxy at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong and at the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this joint notification until 12 November 2007 or until such time as the joint circular in respect of the captioned matters is sent to shareholders of Galaxy and of KWIH, whichever is the later. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 12 October 2007

37

香港經濟日報 2007年10月12日 星期五

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

聯合通知

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
根據特定授權發行股份、關連交易、轉換證券及復牌
可能向PERMIRA投資工具發行323,384,000股新股
可能透過將「B」類浮息無抵押貸款票據兌換為新股及支付現金向關連人士悉數償還「B」類浮息無抵押貸款票據
及恢復股份買賣

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
主要交易及關連交易
可能售予PERMIRA投資工具452,500,000股銀河娛樂集團有限公司之股份
及恢復股份買賣

載有上述事宜詳情的聯合公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及Galaxy Entertainment Group Limited銀河娛樂集團有限公司(「銀河娛樂」)的網站(www.galaxyentertainment.com)及K. Wah International Holdings Limited嘉華國際集團有限公司(「嘉華國際」)的網站(www.kwih.com)覽閱。

此聯合通知僅為知會投資者有關上述事宜及有關聯合公告已登載在上述網站。***此聯合通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此聯合通知的內容而作任何投資決定。***投資者應覽閱上述聯合公告以了解詳情。

由本聯合通知日期起至二零零七年十一月十二日或有關上述事宜之聯合通函寄發予銀河娛樂及嘉華國際的股東之日(以較後者為準)止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到銀河娛樂之註冊辦事處位於香港中環夏慤道10號和記大廈十六樓一六零六室及嘉華國際之香港主要辦事處位於香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述聯合公告，如有需要亦可索取聯合公告副本，每張收費港幣一元。

承董事會命
GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十二日

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY. IT IS NOT AN OFFER TO ACQUIRE, SUBSCRIBE, PURCHASE OR DISPOSE OF SECURITIES NOR IS IT CALCULATED TO INVITE ANY SUCH OFFERS.

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

POSSIBLE ISSUE OF 323,384,000 NEW SHARES TO PERMIRA INVESTMENT VEHICLES

POSSIBLE FULL REPAYMENT OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES BY CONVERSION OF CLASS 'B' VARIABLE RATE UNSECURED LOAN NOTES INTO NEW SHARES AND CASH PAYMENT TO CONNECTED PERSONS, CONNECTED TRANSACTION FOR

GALAXY ENTERTAINMENT GROUP LIMITED

POSSIBLE SALE TO PERMIRA INVESTMENT VEHICLES OF 452,500,000 SHARES OF GALAXY ENTERTAINMENT GROUP LIMITED BY, MAJOR AND CONNECTED TRANSACTION FOR, AND RESUMPTION OF TRADING IN SHARES OF

K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to Galaxy Entertainment Group Limited

Merrill Lynch

Galaxy proposes to strengthen substantially its capital structure with a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

To that end, on 8 October, 2007, Galaxy entered into the Subscription Agreement with the Permira Investment Vehicles, and the Investors' Rights Agreement with, amongst others. Permira SPV I (the Permira Investment Vehicles being Independent Third Parties) and the FRN Agreement with the Noteholders, who are connected persons of Galaxy. Under these agreements, Galaxy will issue an aggregate of 480,188,000 new Galaxy Shares at a price of HK$8.42 each.

On the same day, Sutimar, a wholly-owned subsidiary of KWIH, the Permira Investment Vehicles and KWIH entered into the Share Purchase Agreement for the sale of 452,500,000 Galaxy Shares at a price of HK$8.42 each for a total cash consideration of HK$3,810,050,000.

Immediately after Completion assuming that there will be no change in its issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and the Conversion Shares:

- KWIH will own about 4.3% of the issued share capital of Galaxy;
- the Permira Investment Vehicles will own about 20.5% of the issued share capital of Galaxy; and
- the Family Companies together with their respective associates and parties acting in concert with them, will own about 53.93% of the issued share capital of Galaxy.

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares and the Conversion Shares. Steps will be taken before Completion to ensure that Galaxy will have sufficient public float immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Principal Trust is the controlling shareholder of Galaxy and immediately after Completion, the Principal Trust will continue to have Control of Galaxy. The Disposal, issue of the Subscription Shares and issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

Dr. Lui is the controlling shareholder of KWIH and will remain its controlling shareholder immediately after Completion.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders Agreement and it has no implications for Galaxy under the Listing Rules.

Under the Listing Rules, the Disposal will constitute a connected transaction and major transaction for KWIH by reason of Rule 14A.13(1)(b)(i) of the Listing Rules. The Disposal is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui and his spouse, members of the Lui Family and their respective associates and parties acting in concert with them will abstain from voting.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that owns approximately 15.79% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM. Other conditions precedent to Completion are set out in the subsections headed "Conditions Precedent" in the section headed "The Agreements" below.

A joint circular of Galaxy and KWIH containing, amongst other things, further particulars of the Disposal, the FRN Agreement, the Subscription Agreement, the Investors' Rights Agreement and the Shareholders Agreement, the recommendations of the KWIH Independent Board Committee in respect of the Disposal, a letter of advice from an independent financial adviser to be appointed to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders, the recommendations of the Galaxy Independent Board Committee on the FRN Agreement and a letter of advice from Commerzbank AG Hong Kong Branch, independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, and notices convening the Galaxy EGM and the KWIH SGM will be sent to the Galaxy Shareholders and the KWIH Shareholders respectively as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent, the proposals may or may not proceed. Shareholders and potential investors in Galaxy should exercise caution when dealing in the Galaxy Shares and shareholders and potential investors in KWIH should exercise caution when dealing in the KWIH Shares.

Trading in the Galaxy Shares on the Stock Exchange was suspended at the request of Galaxy with effect from 2:30 p.m. on 5 October, 2007. Trading in the Galaxy Shares will remain suspended on 12 October, 2007 in connection with a possible issue of Galaxy Shares and a further announcement will be made about that at the appropriate time.

Trading in the KWIH Shares on the Stock Exchange was suspended at the request of KWIH with effect from 9:30 a.m. on 8 October, 2007. KWIH has applied for a resumption of trading in the KWIH Shares with effect from 9:30 a.m. on 12 October, 2007.

CONTRACTS INVOLVED

The proposals involve the following:

Subscription Agreement

On 8 October, 2007, Galaxy agreed to issue the Subscription Shares to the Permira Investment Vehicles at the Transaction Price per Subscription Share. The aggregate consideration payable for the Subscription Shares is HK$2,722,893,280 for 323,384,000 new shares and is to be satisfied in cash at Completion. Further details of the Subscription Agreement are set out below.

Share Purchase Agreement

On 8 October, 2007, Sutimar, a wholly-owned subsidiary of KWIH, agreed to sell the Sale Shares to the Permira Investment Vehicles at the Transaction Price per Sale Share. The aggregate consideration payable is HK$3,810,050,000 for the 452,500,000 Sale Shares and is to be satisfied in cash at Completion. Further details of the Share Purchase Agreement are set out below.

Investors' Rights Agreement

On 8 October, 2007, in connection with the Subscription Agreement, Galaxy, Permira SPV I, the Major Shareholders and Permira LP entered into the Investors' Rights Agreement. Further details of the Investors' Rights Agreement are set out below.

FRN Agreement

On 8 October, 2007, Galaxy and the Noteholders entered into the FRN Agreement under which amongst other things Galaxy agreed to convert about 50% of the principal amount of the FRNs and accrued interest, being HK$1,320,289,680, into the Conversion Shares, at the Transaction Price per Conversion Share and to redeem the balance of the principal in cash (as it has the option to do under the terms of the FRNs on issue of the Subscription Shares) After Completion there will be no FRNs outstanding and Galaxy will have no material indebtedness to any connected persons of Galaxy. Further details of the FRN Agreement are set out below.

Interconditionality

The Share Purchase Agreement, Subscription Agreement and FRN Agreement are all inter-conditional and none of them will be completed unless all three are completed at or about the same time. The Investors' Rights Agreement is in effect conditional on each of the Share Purchase Agreement, Subscription Agreement and FRN Agreement as it will lapse if any of them is not completed and although it is not conditional on any such approval, it will be put to Galaxy Shareholders for approval at the Galaxy EGM.

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Principal Trust, Family Companies, KWIH, members of the Lui Family and their respective associates will abstain from voting.

The Disposal constitutes a connected transaction for KWIH and the Share Purchase Agreement is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui, his spouse, and companies controlled by him members of the Lui Family and their respective associates will abstain from voting.

Transaction Price

The Transaction Price of HK$8.42 per Galaxy Share represents a discount of about 6.4% to the closing price per Galaxy Share of HK$9.00 quoted on the Stock Exchange on the Last Dealing Date and a discount of about 6.2% to the 5 consecutive trading days' average closing price per Galaxy Share of HK$8.98 as quoted on the Stock Exchange for the period from 28 September, 2007 up to and including the Last Dealing Date. The Transaction Price represents a premium of 5.4% to the average closing price per Galaxy Share of HK$7.99 for the 30 consecutive trading days from 23 August, 2007 up to and including the Last Dealing Date. The Transaction Price represents a premium of 8.3% to the average closing price per Galaxy Share of HK$7.78 for the 90 consecutive trading days from 29 May, 2007 up to and including the Last Dealing Date.

The unaudited consolidated net asset value of Galaxy (excluding minority interests) as at 30 June, 2007 was approximately HK$4.05 per Galaxy Share. The Transaction Price represents a premium of approximately 108% over Galaxy's unaudited consolidated net asset value (excluding minority interests) as at 30 June, 2007 of HK$4.05 per Galaxy Share. The estimated net asset value (excluding minority interests) immediately after Completion will be approximately HK$4.44 per Galaxy Share.

The Transaction Price was arrived at after arms' length negotiations among the parties, by reference to amongst other things:

- an analysis of placements by comparable companies;
- an analysis of the strategic value in having an investor of the calibre of the Permira Fund; and
- an analysis of the possible enhancement to Galaxy's growth prospects of securing a resourceful and well-known substantial shareholder.

The proposals will substantially strengthen Galaxy's capital structure, resulting in a gross cash injection of approximately HK$2.7 billion and a net cash injection of approximately HK$1.4 billion, a reduction in debt of approximately HK$2.6 billion, and a net annual interest reduction of approximately HK$150 million.

Shareholders Agreement

On 8 October, 2007, the Permira Investment Vehicles and the Major Shareholders entered into a Shareholders Agreement setting out certain arrangements between themselves concerning governance of Galaxy and dealings in Galaxy Shares. The Shareholders Agreement will lapse if the Share Purchase Agreement, Subscription Agreement and FRN Agreement are not completed. Further details of the Shareholders Agreement are set out below.

SHAREHOLDING STRUCTURE

The following diagrams illustrate the corporate and shareholding structure of Galaxy and KWIH before Completion and of Galaxy and KWIH immediately after Completion:

Before Completion



Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.15%
0.71%
54.55%
15.79%
28.80%
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
0.08%
6.79%
18.62%
45.31%
2.49%
26.70%
Galaxy

After Completion


Directors of KWIH (other than the Lui Family)
Lui Family members (other than Dr. Lui and his spouse)
Super Focus, Mark Liaison, Premium Capital and Dr. Lui (including corporate interests) and his spouse
Penta
KWIH Public Shareholders
0.15%
0.71%
54.55%
15.79%
28.80%
Permira SPV I
Permira SPV II
Directors of Galaxy (other than the Lui Family)
Lui Family members (other than Major Shareholders)
KWIH
Major Shareholders (including the Noteholders)
Other connected persons
Galaxy Public Shareholders
3.99%
16.52%
0.07%
5.93%
4.30%
43.70%
2.17%
23.31%
Galaxy

Notes:

1. Some numbers in the above shareholding structure charts have been rounded. As a result, totals may not add up to exactly 100%.

2. City Lion and Recurrent Profits are included under Major Shareholders. Netfinity is not a Major Shareholder and its interest is included under Lui Family members (other than Major Shareholders).

Steps will be taken before Completion to ensure that Galaxy will have sufficient public float immediately after Completion. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

THE AGREEMENTS

Subscription Agreement

Set out below is a summary of the principal terms of the Subscription Agreement:

Date:	8 October, 2007
Parties to the Subscription Agreement:	1. Galaxy; 2. the Permira Investment Vehicles; and 3. Permira LP.
Subject matter:	The Permira Investment Vehicles severally agreed conditionally to acquire the Subscription Shares at the Transaction Price.
Consideration:	The Transaction Price is HK$8.42 per Subscription Share, or HK$2,722,893,280, which will be satisfied in cash on Completion. Further details are set out below. The Subscription Shares represent about 9.8% of the existing issued share capital of Galaxy and about 8.5% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).
Conditions:	Completion is conditional upon the fulfilment of the following: • the passing by the shareholders of Galaxy (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at an extraordinary general meeting of Galaxy of a resolution to: (i) approve the Subscription Agreement and the transactions contemplated under the Subscription Agreement; (ii) approve the Anti-Dilution Rights;

- listing of and permission to deal in all the Subscription Shares being granted by the Listing Committee of the Stock Exchange and such listing and permission not subsequently being revoked prior to the Completion Date;

- all of the conditions precedent to the Share Purchase Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the FRN Agreement) being satisfied or waived in accordance with the terms thereof; and

- all of the conditions precedent to the FRN Agreement (other than the conditions precedent relating to the satisfaction or waiver of the conditions precedent in the Subscription Agreement and the Share Purchase Agreement) being satisfied or waived in accordance with the terms thereof.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Galaxy and the Permira Investment Vehicles, the Subscription Agreement shall automatically terminate and none of the parties will have any claim against the others for costs, damages, compensation or otherwise save for any antecedent breach.

Information Rights: The Permira Directors will have reasonable access to information which the other directors of Galaxy have customarily had access to.

Permira Investment Vehicle Covenants: Each Permira Investment Vehicle covenants with Galaxy:

- that for as long as the Permira Investment Vehicles in aggregate beneficially hold at least fifty per cent. (50%) of the Applicable Shares, it shall, and it shall procure that its direct and indirect holding companies (but excluding for the avoidance of doubt, the Permira Fund and any investors in the Permira Fund or their direct or indirect holding companies) shall, not directly or indirectly own or Control an aggregate of more than ten per cent. (10%) of the voting rights of any Competitor;

- not to Transfer any Applicable Share or any interest in any Applicable Share for the Lock Up Period. Each of the Permira Investment Vehicles may Transfer its shares after the Lock Up Period provided that any Transfer that is not an on-market sale undertaken within eight (8) years of the Completion Date is not to a Competitor or a Restricted Person;

- that it will take all reasonable steps to ensure that any Transfer of Galaxy Shares by it will not create a disorderly market in the Galaxy Shares;

- that if the aggregate shareholding of the Permira Investment Vehicles falls to a level which is less than five per cent. (5%) of the issued share capital of Galaxy, it shall forthwith inform Galaxy in writing of any Transfer by it and, separately, on a monthly basis, the level of its shareholding in Galaxy and shall as soon as reasonably practicable inform and notify Galaxy of any other changes in its shareholding thereafter provided that such obligations shall automatically cease if the Permira Investment Vehicles' aggregate shareholding falls to a level less than 25 per cent. (25%) of the Applicable Shares; and

- that after Completion, save as a result of exercising its Anti-Dilution Rights, it will not acquire any Shares if immediately thereafter Galaxy might reasonably be expected to breach the "public float" requirements under the Listing Rules.

Anti-Dilution Rights: The Permira Investment Vehicles will be entitled to subscribe for additional Galaxy Shares, securities convertible or exchangeable into Galaxy Shares or any warrants or other rights to subscribe for Galaxy Shares in order to maintain its percentage shareholding as a result of equity or equity linked capital issues. The price and terms upon which the Permira Investment Vehicles will be entitled to subscribe for such additional Galaxy Shares, warrants or other rights will be the same as such equity or equity linked capital issues are offered or made to third parties. On Completion the Permira Investment Vehicles will together be a substantial shareholder of Galaxy and therefore a connected person of Galaxy (as such terms are defined in the Listing Rules). Exercise of the Permira Investment Vehicles rights will be a connected transaction of Galaxy and as a result they are subject to the approval of the Galaxy Independent Shareholders.

The term of the Anti-Dilution Rights will be for three years from Completion.

Galaxy Shares that may fall to be issued by reason of the Anti-Dilution Rights will not fall within the general mandate to issue shares that may be granted to the Galaxy directors from time to time and subject to approval of the Anti-Dilution Rights at the Galaxy EGM. No further approval of the Galaxy Shareholders will be required for the issue of Galaxy Shares on exercise of Anti-Dilution Rights.

The Anti-Dilution Rights will cease to be of any effect on the earlier of:

- the Permira Fund ceasing to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- the Permira Investment Vehicles, in aggregate, ceasing to beneficially hold at least fifty per cent. (50%) of the Applicable Shares; and
- the third anniversary of the Completion Date.

Share Purchase Agreement

Set out below is a summary of the principal terms of the Share Purchase Agreement:

Date: 8 October, 2007

Parties to the Share Purchase Agreement:

1. Sutimar, a wholly-owned subsidiary of KWIH, as the vendor;
2. the Permira Investment Vehicles, as purchasers; and
3. KWIH as guarantor of the obligations of Sutimar.

Subject matter: Sutimar agreed conditionally to sell to the Permira Investment Vehicles on a several basis the Sale Shares at the Transaction Price.

The Sale Shares represent about 13.7% of the existing issued share capital of Galaxy and about 11.96% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion, save for the issue of the Subscription Shares and the Conversion Shares at Completion).

Consideration:	The Transaction Price is HK$8.42 per Sale Share, or HK$3,810,050,000 in aggregate, which will be satisfied in cash at Completion.

Conditions: Completion is conditional on the following:

- the Subscription Agreement having become unconditional in accordance with its terms (save for any condition requiring the Share Purchase Agreement to have become unconditional or to have been completed);
- the passing by the shareholders of KWIH (being such shareholders as are allowed to vote under the Listing Rules or permitted by the Stock Exchange to vote) at a special general meeting of KWIH or by written consent, if applicable, of an ordinary resolution approving the sale of the Sale Shares pursuant to the Share Purchase Agreement and such consent remaining in full force and effect as at Completion; and
- full compliance by KWIH with all relevant regulatory requirements, including relevant rules of the Listing Rules, relevant to the performance by it of its obligations under the Share Purchase Agreement.

None of the conditions precedent is capable of being waived unilaterally.

If the Conditions are not each satisfied by 5:00 p.m. on 31 December, 2007 or such later date as may be agreed between Sutimar and the Permira Investment Vehicles, the Share Purchase Agreement shall automatically terminate with immediate effect and none of the parties will have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach.

Completion: Completion of the Share Purchase Agreement is to take place simultaneously with completion of the Subscription Agreement and the FRN Agreement.

Investors' Rights Agreement

Set out below is a summary of the principal terms of the Investors' Rights Agreement:

Date:	8 October, 2007
Parties to the Permira Investment Vehicle Rights Agreement:	1. Galaxy; 2. Permira SPV I; 3. Permira LP.; and 4. the Major Shareholders.
Subject matter:	The grant of certain rights to Permira SPV I.
Conditions:	None
	Although the Investors' Rights Agreement is a continuing connected transaction for Galaxy under Chapter 14A of the Listing Rules, it has no monetary value and is thus exempt from any requirement of shareholders' approval. However, if the Subscription Agreement lapses or is terminated, so will the Investors' Rights Agreement.
Nomination:	For as long as the Permira Investment Vehicles beneficially hold, in aggregate: (i) more than seventy-five per cent. (75%) of the Applicable Shares, Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate two, and for so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) but less than seventy-five per cent. (75%) of the Applicable Shares Permira SPV I acting on the instruction of Permira LP shall be entitled to nominate one, individual(s) to be appointed as non-executive director(s) (which shall be the same individual(s) for all the Relevant Boards) to the Galaxy Board and, subject to obtaining any required consent or approval from a relevant Authority, to the Relevant Boards. The identities of the Permira Directors shall be subject to the prior written approval of Galaxy (such approval not to be unreasonably withheld or delayed) and such approval shall be given by Galaxy if the person so nominated by Permira SPV I acting on the instruction of Permira LP is a partner of Permira Advisers LLP (unless such person is, or has been, a director or officer of a Competitor).

In the event that the Permira Investment Vehicles cease to hold an aggregate beneficial shareholding in Galaxy satisfying the thresholds set out above, Permira SPV I will have ten days to procure the resignation of the relevant Permira Director(s).

One Permira Director will be entitled to be appointed to the executive committee of the Relevant Boards and any other committees (other than the audit committees) of the Relevant Boards.

Termination: The Investors' Rights Agreement will terminate

- after Completion, with respect to a particular party (other than Galaxy or Permira LP), when such party ceases to hold any Shares having complied with the terms of the Investors' Rights Agreement;

- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;

- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent (50%) of the Applicable Shares;

- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;

- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertakings under the Investors' Rights Agreement or the Shareholders' Agreement and such breach or omission is not cured or remedied with 10 Business Days after written notice of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder or Galaxy; or

- the date occurring eight (8) years after the Completion Date.

Shareholders' Agreement

Set out below is a summary of the principal terms of the Shareholders' Agreement:

Date:	8 October, 2007
Parties to the Shareholders' Agreement:	1. the Permira Investment Vehicles ; and 2. the Major Shareholders, At the date of this announcement, the Major Shareholders hold a total of 1,496,551,874 Galaxy Shares, representing about 45.3% of the voting rights in Galaxy.
Subject matter:	Each of the Major Shareholders and the Permira Investment Vehicles agrees (so far as is within its power but subject to all applicable laws and in the case of those Major Shareholders who are directors of a company, to their fiduciary duties) that, except with the prior written consent of the other parties up until Completion and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares: • no member of the Galaxy Group will (except for any intra-Group arrangement) incur, or enter into or agree to enter into any agreement or facility to obtain, any borrowing, advance, credit or finance or other indebtedness or liability in the nature of borrowing the purpose of which is inconsistent with the nature of business or strategy of the Galaxy Group ("Borrowings") individually in respect of amounts of US$5,000,000 or more or, when aggregated with Borrowings of all Galaxy Group companies over any twelve (12) month period, any Borrowings if such aggregated Borrowings equal US$15,000,000 or more;

- it/he/she will not put forward any proposal for a, nor vote its/his/her Shares in favour of any proposed, voluntary delisting of Galaxy, save for any proposal for a delisting of the Galaxy Shares (i) in connection with an offer made pursuant to the Takeovers Code; or (ii) in connection with or after having obtained an alternative listing of all of the Galaxy Shares on an internationally recognised stock exchange; or (iii) in connection with an offer structured as the disposal of all or substantially all the assets of Galaxy coupled with a proposed distribution to shareholders;

- no fundamental change (including, without limitation, cessation) in the nature of the business or strategy of the Galaxy Group will occur;

- it/he/she will not acquire any voting rights in Galaxy if such acquisition will impose an obligation on the Permira Investment Vehicles, in the case of an acquisition of voting rights in Galaxy by a Major Shareholder, or the Major Shareholders in the case of an acquisition of voting rights in Galaxy by a Permira Investment Vehicle to make a mandatory offer for the Galaxy Shares provided that in the case of the Permira Investment Vehicles this shall not apply in connection with any voting rights acquired pursuant to their Anti-Dilution Rights; and

- it/he/she will not acquire any Shares if immediately thereafter Galaxy might reasonably be expected to breach the public float requirements under the Listing Rules save for any acquisitions by the Permira Investment Vehicles pursuant to their Anti-Dilution Rights.

Each Major Shareholder agrees (so far as is within its power as a Shareholder but subject to all applicable laws and, in the case of those Major Shareholders who are directors of any company, subject to their fiduciary duties as a director in the context of any action they take or cause to be taken as a director) to take, or cause to be taken, all actions, and to do, or cause to be done all things necessary to ensure that the Galaxy Shares held by the Major Shareholders and those Galaxy Shareholders with whom they are acting in concert (other than the Permira Investment Vehicles) constitute at all times (up until the Completion Date and thereafter up until the earlier of (A) the date occurring eight (8) years after the Completion Date or (B) the date on which the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least fifty per cent. (50%) of the Applicable Shares):

- the single largest Galaxy Shareholder (as a group); and
- no less than thirty five per cent. (35%) of the then issued share capital of Galaxy.

Transfers of shares

Each of the Major Shareholders and the Permira Investment Vehicles agree not to Transfer any Galaxy Share or any interest in any Galaxy Share for the Lock Up Period, save for certain limited Transfers (details of which will be set out in the Circular). Thereafter, and up to a period of eight years after the Completion Date, any sale that is not made on the Stock Exchange must not be to a Competitor or a Restricted Person.

Each Permira Investment Vehicle shall be deemed to have breached the said agreement if the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of each Permira Investment Vehicle within the Lock Up Period and following the Lock Up Period, each Permira Investment Vehicle shall be deemed to have breached it if a Competitor or a Restricted Person acquires any interest in such Permira Investment Vehicle.

For so long as the Permira Investment Vehicles beneficially hold in aggregate more than fifty per cent. (50%) of the Applicable Shares, each undertakes that it will not hold directly or indirectly, on an aggregated basis, more than ten per cent. of the voting shares of any Competitor.

Tag along rights

For the period from Completion to the earlier of the date occurring eight (8) years after the Completion Date and when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer by a Major Shareholders save for certain limited transfers (details of which will be set out in the Circular) will not be made unless:

- the Permira Investment Vehicles have given their written consent to such Transfer; or

- the proposed purchaser has made an offer in writing to purchase such number of Galaxy Shares held by the Permira Investment Vehicles as described below.

If the said offer is or has not been made in accordance with the terms of the Shareholders' Agreement, the Permira Investment Vehicles have the right to sell such number of Galaxy Shares to the relevant Major Shareholders.

The Permira Investment Vehicles shall be entitled to Transfer such portion of Applicable Shares which they beneficially hold at that time to the proposed purchaser or such Major Shareholder which is equal to the portion of Galaxy Shares that the proposed seller proposes to sell in relation to the Major Shareholders' aggregate holding of Galaxy Shares (prior to such Transfer).

Rights of first offer

For the period from the Completion Date to the earlier of the date occurring eight (8) years after Completion Date and the date when the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares, any proposed Transfer of Galaxy Shares by the Permira Investment Vehicles, save for certain limited transfers (details of which will be set out in the Circular), will be subject to rights of first offer in favour of the Major Shareholders.

Termination: The Shareholders' Agreement will terminate:

- if after Completion, with respect to a particular party, when such party ceases to hold any Shares having complied with the terms of the Shareholder Agreement;
- if after Completion, the Permira Fund ceases to have a beneficial interest (whether direct or indirect) of at least ninety per cent. (90%) of the voting rights of the Permira Investment Vehicles or either of them;
- if after Completion, the Permira Investment Vehicles, in aggregate, cease to beneficially hold at least twenty-five per cent. (25%) of the Applicable Shares;
- if Completion does not occur by 8 January, 2008 or, if earlier, termination of the Subscription Agreement or the Share Purchase Agreement in accordance with their terms;
- if either of the Permira Investment Vehicles commits any material breach of or omits to observe any of its material obligations or undertaking under the Shareholders' Agreement and such breach or omissions is not cured or remedied with 10 Business Days after written notices of such breach or omission shall have been given to the Permira Investment Vehicles by a Major Shareholder; or
- if, for so long as the Permira Investment Vehicles, in aggregate, beneficially hold at least fifty per cent (50%) of the Applicable Shares, a Competitor acquires or holds a shareholding or beneficial interest in either of the Permira Investment Vehicles or their direct holding companies which are subsidiaries of the Fund.

FRN Agreement

Set out below is a summary of the principal terms of the FRN Agreement:

Date:	8 October, 2007
Parties to the FRN Agreement:	1. Galaxy; and 2. the Noteholders.
Subject matter:	Galaxy agreed conditionally to convert HK$1,320,289,680 of the principal amount of the FRNs into new Shares at the Transaction Price per Conversion Share and to repay the balance. All accrued and unpaid interest on the FRNs will be paid in cash at Completion.
Conversion Shares:	The Conversion Shares represent about 4.7% of the existing issued share capital of Galaxy and about 4.1% of the enlarged issued share capital of Galaxy immediately after Completion (assuming that there is no change in its issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and the Conversion Shares at Completion).
Conditions precedent:	The repayment and conversion of the FRNs is conditional upon satisfaction of the following conditions precedent: (i) the FRN Agreement and the transactions contemplated under it including the issue and allotment of the Conversion Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange) of Galaxy in general meeting taken on a poll; (ii) listing of and permission to deal in the Conversion Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of Galaxy by reason of Completion; and (iii) all of the conditions precedent to the Subscription Agreement and the Sale and Purchase Agreement (other than the conditions precedent relating to the satisfaction of the conditions precedent in the FRN Agreement) being satisfied as waived in accordance with the terms thereof. None of the Conditions is capable of being waived.

The parties shall each use their reasonable endeavours and co-operate to ensure the fulfilment of the Conditions. If any of the Conditions has not been fulfilled by 31 December, 2007 (or such later date as the Noteholders jointly and Galaxy may agree in writing) then Galaxy may by notice to the other parties thereto elect to terminate the FRN Agreement.

Completion:	Completion of the Subscription Agreement and the Sales and Purchase Agreement shall take place simultaneously with Completion of the FRN Agreement to the intent that none of them shall be completed unless all are completed at or about the same time.

The FRNs

The FRNs were initially issued by Galaxy in July 2005 as part of an issue in the aggregate principal amount of HK$2,544,239,603 of which HK$172,434,536 principal amount has been repaid. The FRNs are not convertible by their terms and contain terms to the effect set out below.

Principal amount outstanding:	HK$2,371,805,067
Due:	30 September, 2008
Status:	The obligations under the FRNs constitute general, unsecured obligations of Galaxy and rank equally among themselves and *pari passu* with all other present and future unsecured and unsubordinated obligations of Galaxy.
Interest:	Interest is currently 6% p.a. which is cumulative and compounded annually and will be paid when the FRNs are repaid, or on maturity. No dividends may be declared by Galaxy as long as the FRNs are outstanding unless all interest accrued up to the date of declaration of dividends shall first be paid.
Redemption:	Galaxy may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. Galaxy may redeem the FRNs at its discretion from the net proceeds of any equity-related fund raising exercise.

Listing

Application will be made to the Stock Exchange for the listing of and permission to deal in the Subscription Shares and the Conversion Shares. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

Anti-Dilution Rights

A specific mandate will be proposed at the Galaxy EGM for the issuance of new Galaxy Shares under the Anti-Dilution Rights.

The exercise of the rights will be subject to the Listing Rules. The Stock Exchange has indicated that the issue of Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights will be subject to the following conditions:

(a) the pricing of any new Galaxy Shares in respect of which the Permira Investment Vehicles are entitled to exercise their Anti-Dilution Rights must be approved by the Galaxy Directors (including the independent non-executive Galaxy Directors) who do not have a direct interest in the transaction and who are not connected with the Permira Investment Vehicles or their associates;

(b) where the Galaxy Shares to be issued pursuant to the exercise of the Anti-Dilution Rights is at a discount of more than 10% to the benchmark price, being the higher of:

    (i) the closing price on the date of exercise relating to the proposed issue of Galaxy Shares in respect of the Anti-Dilution Rights; and

    (ii) the average closing price in the five trading days immediately prior to the earlier of:

        (1) the date of the announcement in respect of the proposed issuance of Galaxy Shares in respect of the Anti-Dilution Rights (if any);

        (2) the date of the relevant exercise of the Anti-Dilution Rights; and

        (3) the date on which the subscription price in respect of the exercise of the Anti-Dilution Rights is fixed,

    an independent financial adviser's opinion on the fairness of the price or value at which new Galaxy Shares are to be issued to the Permira Investment Vehicles will be required, in addition to the approval of the Galaxy Directors described above, and Galaxy will be required to include

reference to this opinion in any announcement to be issued by Galaxy in relation to the issue of new Galaxy Shares pursuant to the exercise of the Anti-Dilution Rights by the Permira Investment Vehicles; and

(c) where the new Galaxy Shares to be issued pursuant to the exercise of the *Anti-Dilution Rights* by the Permira Investment Vehicles is at a discount of 20% or more to the benchmark price (described above), the approval of independent Galaxy Shareholders will be required in advance of such issue;

(d) the issue price to the Permira Investment Vehicles upon the exercise of the Anti-Dilution Rights should be no less than the price offered to independent third parties; and

(e) the maximum number of new Galaxy Shares that may be issued under the Anti-Dilution Rights cannot exceed the number of Galaxy Shares available at Completion of issue under the general mandate granted to the Galaxy directors at the annual general meeting of Galaxy held on 26 June 2007. Assuming that no Galaxy Shares are issued pursuant to that mandate, after the date of this announcement and before Completion the maximum number of Galaxy Shares issuable under the Anti-Dilution Rights is 660,358,272. Any issue of Galaxy Shares to the Permira Investment Vehicles in excess of that number will be subject to the requirements of Chapter 14A of the Listing Rules.

THE SUBSCRIPTION AGREEMENT, THE FRN AGREEMENT, THE INVESTORS' RIGHTS AGREEMENT AND THE SHAREHOLDERS' AGREEMENT

Reasons for the Subscription, the FRN Agreement, the Investors' Rights Agreement, and the Shareholders' Agreement

Galaxy's principal business is the development and operation of casino and gaming and gaming related facilities and related leisure and entertainment facilities in Macau. It also has businesses in the manufacture, sale and distribution of construction materials in Hong Kong, Macau and the PRC.

The Galaxy Board believes that the injection of significant permanent capital by the Permira Investment Vehicles and the Noteholders (in the form of the Conversion Shares) and the related elimination of the significant debt represented by the FRNs will greatly improve the capital structure and the financial flexibility of Galaxy, especially in funding its substantial development and capital investments in Macau. Early redemption of the FRNs will also reduce the interest payable and improve, in accounting terms, the profitability of Galaxy.

The advisers who operate under the name "Permira", including, Permira Advisers LLP, together are a leading international private equity firm with a track record of more than twenty years of helping to build businesses. Over this time, Permira has raised 19 funds totalling approximately Euro 22 billion (approximately HK$240 billion at the exchange rate Euro 1= HK$10.9). The leisure, retail and consumer sectors represent 40% of the funds invested by Permira over the last decade, with portfolio

companies including *Cortefiel*, *Ferretti*, *Hugo Boss*, and *Valentino*. In particular, Permira has deep expertise in the international gaming sector through its investments in *Gala Coral*, Europe's largest gaming company, and in *Sisal*, the second largest lotto operator in Italy.

The Galaxy Board believes that the Permira Fund's connections and resources will be helpful in the business development of Galaxy and the Permira Directors will bring to the Galaxy Group the benefit of great expertise in governance and financing skills and backing that may be of benefit to it.

Directors and Management of Galaxy

Pursuant to the Investors' Rights Agreement and subject to the limitations described under "Investors' Rights Agreement" in the section headed "The Agreements", Galaxy will appoint two nominees of Permira SPV I to the Galaxy Board and the Relevant Boards and will put forward resolutions for such appointment at the Galaxy EGM. It is not intended there will be any other change in the executive or non-executive directors or the management of Galaxy as a result of Completion.

At the date of this announcement, save as disclosed herein, none of the Family Companies, the Lui Family, the Galaxy Directors and parties acting in concert with any of them has any interest in any Galaxy Shares and/or Employee Options.

Subscription Agreement — use of proceeds by Galaxy

Galaxy intends to use the proceeds received from the Subscription Agreement to fund (i) gaming related business, (ii) facility development, (iii) acquisition opportunities, (iv) general working capital, and (v) a restructuring of the Galaxy Group's debt profile including but not limited to the repayment of fifty per cent. (50%) of the FRNs outstanding in furtherance of the terms of the FRN Agreement. About HK$1,320,000,000 of the net proceeds will be used to finance the repayment of FRNs.

In general, gaming related business and facility development will include but not be limited to investment in food and beverage outlets and spas and development of convention facilities, shopping malls and theatres and familiar facilities at Galaxy's Cotai site. Galaxy has not identified any specific acquisition opportunity.

The Galaxy Directors consider that the issue of the Subscription Shares and the conversion of the FRNs will represent a substantial improvement to the capital structure of Galaxy and an opportunity to reduce significantly the gearing of Galaxy and replace the debt represented by the FRNs with permanent capital. Successful Completion will substantially enhance the financial flexibility of Galaxy for future development programs while broadening the shareholder and capital base of Galaxy. On conversion and repayment of the FRNs, no member of the Galaxy Group will have any material liability outstanding to a connected person of the Galaxy Group.

Fund raising by Galaxy in the past 12 months

Date of announcement	Event	Net proceeds	Intended use of proceeds as stated in the announcement	Actual use of proceeds
6 December, 2006	Galaxy Convertible Bonds issue	approx. US$235,150,000	Funding expansion of the Galaxy's Galaxy World Mega Resort and working capital	Same as intended use

Save as disclosed above, Galaxy has not carried out any capital fund raising activities in the 12 months preceding the date of this announcement.

Galaxy — Relevant requirements of the Listing Rules

The Noteholders are connected persons of Galaxy and the FRN Agreement is thus a connected transaction for Galaxy. The Subscription Agreement, and the FRN Agreement are conditional upon, amongst other things, the approval of the Galaxy Independent Shareholders and the Investors' Rights Agreement will lapse if the Subscription Agreement is not completed. Voting will be conducted by way of poll. The Major Shareholders (including the Noteholders), KWIH, members of the Lui Family and their respective associates will abstain from voting.

No member of the Galaxy Group is party to the Shareholders Agreement and it has no implications for Galaxy under the Listing Rules.

KWIH and persons acting in concert with it (being Dr. Lui, City Lion, Super Focus, Mark Liaison and Premium Capital) hold 60.40% of the issued share capital of Galaxy at the date of this announcement.

The Galaxy Directors including the independent non executive Galaxy Directors consider that each of the Subscription Agreement, the Investors' Rights Agreement and the FRN Agreement is on normal commercial terms and that such terms are fair and reasonable and in the interests of Galaxy and its shareholders as a whole (but the views of the Galaxy Independent Board Committee are subject to review when it receives the advice of an independent financial adviser). The views and recommendations of the Galaxy Independent Board Committee in respect of the transactions contemplated by the FRN Agreement will be set out in the Circular.

The Galaxy Independent Board Committee comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam has been constituted to make recommendations to the Galaxy Independent Shareholders in relation to the FRN Agreement. Galaxy has appointed Commerzbank AG Hong Kong Branch as the independent financial adviser to advise the Galaxy Independent Board Committee and the Galaxy Independent Shareholders in relation to the FRN Agreement.

Galaxy Convertible Bonds

No element of the proposals requires approval or consent under the Galaxy Convertible Bonds and no element will result in an adjustment to any terms of the Galaxy Convertible Bonds save that the conversion price will be adjusted as a result of the issue of the Subscription Shares and the Conversion Shares.

Changes to the shareholding in Galaxy as a result of the Proposals

The beneficial interests in Galaxy of Dr. Lui, KWIH, their respective associates and parties acting in concert with them, the directors of Galaxy and KWIH and their respective associates, the Permira Investment Vehicles and the shareholdings of the public shareholders in Galaxy are and will be as set out below in the circumstances set out below:

	Before Completion		Immediately after Completion but before exercise of any of the Galaxy Convertible Bonds and Employee Options *(Note 4)*		Immediately after Completion and full exercise of the Employee Options *(Note 4)* but before exercise of any of the Galaxy Convertible Bonds *(Note 5)*		Immediately after Completion and full exercise of the Galaxy Convertible Bonds *(Note 5)* but before exercise of any of the Employee Options *(Note 4)*		Immediately after Completion and full exercise of the Galaxy Convertible Bonds *(Note 5)* and Employee Options *(Note 4)*	
	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%	No. of Galaxy Shares	%
Major Shareholders (including the Noteholders)	1,496,551,874	45.31	1,653,355,874	43.70	1,676,395,874	43.84	1,653,355,874	41.46	1,676,395,874	41.61
Lui Family members (other than Major Shareholders)	224,304,664	6.79	224,304,664	5.93	227,804,664	5.96	224,304,664	5.62	227,804,664	5.65
KWIH	614,984,047	18.62	162,484,047	4.30	162,484,047	4.25	162,484,047	4.07	162,484,047	4.03
Directors of Galaxy (other than Lui Family members)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.19	2,752,533	0.07	7,152,533	0.18
Other connected person of Galaxy *(Note 3)*	82,250,410	2.49	82,250,410	2.17	82,250,410	2.15	82,250,410	2.06	82,250,410	2.04
Permira Fund	0	0	775,884,000	20.51	775,884,000	20.29	775,884,000	19.46	775,884,000	19.26
Public shareholders	881,970,833	26.70	881,970,833	23.31	891,885,833	23.32	1,086,784,837	27.25	1,096,699,837	27.22
Total	3,302,814,361	100	3,783,002,361	100	3,823,857,361	100	3,987,816,365	100	4,028,671,365	100

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Galaxy Convertible Bonds and the Employee Options there is no change in the issued share capital of Galaxy from the date of this announcement to Completion.

2. As stated in the section headed "General" below, it is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These may include disposals of Galaxy Shares by Galaxy Shareholders who do not form part of the public for the purposes of the Listing Rules and/or issues of new Galaxy Shares to persons who do form part of the public for the purposes of the Listing Rules and further information will be included in the Circular. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

3. "Other connected person" of Galaxy refers to Future Leader Management Limited, a company controlled by Mr. Pedro Ho On Chun, who is a director of a subsidiary of Galaxy.

4. At the date of this announcement, members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 26,540,000 Galaxy Shares. Other Galaxy Directors who are not members of the Lui Family are interested in options, granted under the Employee Options, over an aggregate of 4,400,000 Galaxy Shares. The particulars of the Employee Options will be set out in the Circular.

5. The conversion price for the Galaxy Convertible Bonds now in effect is HK$9.14.

No general offer implication for Galaxy

Dr. Lui is the single largest and the controlling shareholder of KWIH. Through the direct shareholding of City Lion in Galaxy immediately after Completion, the Principal Trust will continue to have Control of Galaxy. The Disposal, issue of the Subscription Shares and issue of the Conversion Shares will not result in any general offer obligation under the Takeovers Code.

THE DISPOSAL

Reasons for the Disposal

For the financial year ended 31 December, 2006, the consolidated turnover, profit before taxation and profit after taxation of KWIH were respectively HK$275,956,000, HK$1,008,763,000 and HK$701,744,000.

For the year ended 31 December, 2006, Galaxy reported an audited consolidated net loss (before tax) of HK$1,525,662,000 and (after tax) of HK$1,531,510,000. For the year ended 31 December 2005, it reported an audited consolidated net profit (before tax) of HK$2,398,388,000 and (after tax) of HK$2,396,705,000.

KWIH's principal business is property investment and development in Hong Kong, the PRC and South East Asia and its interest in Galaxy, which was formerly a subsidiary of KWIH, represents the balance of its former controlling stake. In 2005, Galaxy acquired control of Galaxy Casino S.A. and has subsequently become a major developer and operator of casino and gaming facilities and related leisure facilities in Macau. As a result the business of the Galaxy Group bears little connection with the core business of the KWIH Group and KWIH believes that as a result the business focus of the KWIH

Group is not clear to the market. The executive directors of KWIH believe that the Disposal will be of benefit to KWIH as it will help clarify the focus of the KWIH Group and raise significant cash for growth of KWIH.

On Completion, KWIH's shareholding in Galaxy will be reduced from 18.6% to 4.3% (assuming that there will be no change in Galaxy's issued share capital from the date of this announcement to Completion save for the issue of the Subscription Shares and Conversion Shares at Completion).

Use of proceeds of the Disposal by KWIH

KWIH intends to apply the proceeds of about HK$3,810,050,000 from the Disposal to finance its property development business as well as for investment opportunities, if any, and general working capital.

KWIH — Relevant requirements of the Listing Rules

The consideration payable to KWIH for the Sale Shares represents approximately 31.9% of the total market capitalisation of KWIH as at 5 October, 2007. Consequently, the Disposal constitutes a major transaction for KWIH pursuant to the Listing Rules.

The Disposal constitutes a transaction between a listed issuer (namely, KWIH), and the Permira Investment Vehicles (each an Independent Third Party) which involves KWIH disposing of an interest in a company (namely, Galaxy) a substantial shareholder of which, namely Dr. Lui, is a controller and is thus a connected transaction of KWIH as within rule 14A.13(1)(b)(i) of the Listing Rules. It is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders. Voting will be conducted by way of poll. Dr. Lui, his spouse and companies controlled by him, members of the Lui Family and their respective associates will abstain from voting.

The KWIH Directors including the independent non-executive KWIH Directors consider that the Disposal is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and its shareholders as a whole (but the views of the KWIH Independent Board Committee are subject to review). The views and recommendations of the KWIH Independent Board Committee in respect of the transactions contemplated by the Share Purchase Agreement will be set out in the Circular.

The KWIH Independent Board Committee comprising of Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield has been constituted to make recommendations to the KWIH Independent Shareholders in relation to the Disposal. KWIH will appoint an independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders in relation to the Disposal and will announce the appointment as soon as practicable.

Gain on disposal by KWIH

Immediately upon Completion and assuming that there will be no change in the issued share capital of Galaxy from the date of this announcement and up to Completion (save for the issue of the Subscription Shares and the Conversion Shares), KWIH's interest in Galaxy will be reduced from approximately 18.6% to 4.3%. KWIH's gain on the disposal of the Sale Shares is estimated to amount to approximately HK$1,470,625,000. The estimated gain on disposal by KWIH is calculated on the basis of the aggregate Transaction Price for the Sale Shares.

KWIH Bonds

No element of the proposals requires approval or consent under the KWIH Bonds and no element will result in an adjustment to any terms of the KWIH Bonds.

Information about Permira Advisers LLP and Permira Investment Vehicles

Permira Advisers LLP, Permira LP and the Permira Investment Vehicles and their ultimate beneficial owners are Independent Third Parties of Galaxy and KWIH, and their respective connected persons.

The Permira Investment Vehicles are newly established special purpose vehicles whose principal business will be to hold the Subscription Shares and Sale Shares. Permira LP is the beneficial owner of Permira SPV I.

KWIH, Sutimar and the Permira Investment Vehicles have received from Penta, a company that owns approximately 15.79% of the issued voting shares in KWIH, an undertaking to vote in favour of the resolution to approve the Share Purchase Agreement at the KWIH SGM.

GENERAL

Listing status

It is the intention to maintain the listing of Galaxy on the Stock Exchange after Completion. Appropriate steps will be taken before Completion to ensure that not less than 25% of the Galaxy Shares will be held by the public immediately after Completion. These steps may include the issue of new Galaxy Shares and/or placing down by KWIH and/or the Family Companies of sufficient Galaxy Shares to Independent Third Parties. The Stock Exchange has advised Galaxy that listing of and permission to deal in the Subscription Shares and Conversion Shares will not be granted if as a result of their issue there will be insufficient Galaxy Shares in public hands.

The Stock Exchange has stated that it will closely monitor the trading in the Galaxy Shares and in the KWIH Shares on the Stock Exchange. If the Stock Exchange believes that:

- **a false market exists or may exist in the Galaxy Shares or the KWIH Shares; or**
- **there are too few Galaxy Shares in public hands to maintain an orderly market,**

It will consider exercising its discretion to suspend trading in the Galaxy Shares or the KWIH Shares.

Circular

The Circular containing inter alia further particulars of the Disposal and the recommendations of the KWIH Independent Board Committee in respect of the Disposal, and further particulars of the Subscription Agreement, the FRN Agreement and the advice of the Galaxy Independent Board Committee in respect of the FRN Agreement, letters of advice from the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders and from the independent financial adviser to the Galaxy Independent Board Committee and the Galaxy Independent Shareholders, and other information in compliance with the Listing Rules and notices convening the KWIH SGM and the Galaxy EGM will be sent to the KWIH Shareholders and the Galaxy Shareholders as soon as is practicable.

As Completion is subject to the fulfilment of a number of conditions precedent the proposals may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the Galaxy Shares and/or in the KWIH Shares.

Definitions

In this announcement, unless the context otherwise requires, the following terms have the meanings set opposite them below:

"Affiliate"	means in relation to any person, any other person directly or indirectly Controlling, Controlled by or under common Control with, such person;
"Agreements"	the Share Purchase Agreement, the Subscription Agreement, the FRN Agreement and the Investors' Rights Agreement, or such of them as the context may indicate;
"Anti-Dilution Rights"	the rights to be granted by Galaxy to the Permira Investment Vehicles described under "Anti-Dilution Rights" in the description of the Subscription Agreement in the section headed "The Agreements";
"Applicable Shares"	the Initial Shares (as adjusted for any sub-division or consolidation of Shares), together with any Shares or other securities issued or received after the Completion Date and attributable to or derived from such Initial Shares (including Shares or other securities received in connection with a rights or bonus issue and any exercise of the Anti-Dilution Rights, but excluding Shares or other securities received pursuant to any scrip dividend declared and issued by Galaxy or as a scrip alternative to a cash dividend or acquired by an Investor other than pursuant to the Subscription Agreement or the Share Purchase Agreement);

"associate" the meaning ascribed thereto in the Listing Rules;

"business day" means a day other than a Saturday, Sunday or public holiday in England and Wales or Hong Kong;

"Circular" the joint circular to be despatched by Galaxy and KWIH in connection with the Share Purchase Agreement, Subscription Agreement, FRN Agreement, Investors' Rights Agreement and Shareholders Agreement;

"City Lion" City Lion Profits Corp., a company incorporated in the British Virgin Islands and wholly owned by the Principal Trust;

"Competitor" (1) any person who is a party to a concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau (such person being a "Concessionaire"), (2) any person who is a party to a sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire (such person being a "Sub-Concessionaire"), (3) any VIP room operator, or a promoter licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); (4) any person who has a revenue and/or profit sharing or similar arrangement in respect of premises in Macau in which a gaming facility of forty (40) tables or more is operated (a "Third Party Participant") (5) any director or senior manager of a Concessionaire, Sub-Concessionaire, Third Party Participant, VIP room operator or promoter who is licensed or regulated by the Macau Government, through the Gaming Inspection and Coordination Bureau (Direcção de Inspecção e Coordenação de Jogos); and (6) each of their respective Affiliates;

"Completion" (i) completion of the sale and purchase of the Sale Shares pursuant to the Share Purchase Agreement; and (ii) completion of the subscription for and issue of the Subscription Shares pursuant to the Subscription Agreement and (iii) completion of the repayment of FRNs and issue of the Conversion Shares pursuant to the FRN Agreement (or completion of such one or more of them as the context may indicate);

"Completion Date" the date on which Completion occurs;

"connected person" the meaning ascribed thereto in the Listing Rules;

"Conditions" in respect of any given Agreement the conditions to which it is subject as described in the description of the relevant Agreement in the section headed "The Agreements";

"Control"	the power of a person to secure that the affairs of another person are conducted directly or indirectly in accordance with the wishes of that first person by means of being the beneficial owner of more than 50 per cent. (50%) of the voting rights of that other person, or having the right to appoint or remove a majority of the members of or otherwise control the votes at the board of directors (or its equivalent) of that other person, and "Controlling" and "Controlled" shall be construed accordingly;
"Conversion Shares"	an aggregate of 156,804,000 new Galaxy Shares to be issued to the Noteholders pursuant to the FRN Agreement;
"Disposal"	the proposed disposal of 452,500,000 Galaxy Shares by Sutimar, pursuant to the Share Purchase Agreement;
"Dr. Lui"	Dr. Che-Woo Lui, an executive director and the chairman of KWIH and of Galaxy;
"Employee Options"	options to subscribe for an aggregate of 40,855,000 Galaxy Shares granted pursuant to the employee share option schemes of Galaxy adopted on 10 October, 1996 and 30 May, 2002 respectively and outstanding at the date of this announcement, with exercise prices per Galaxy Share ranging from HK$0.5333 to HK$4.59;
"Encumbrance"	mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of agreement or arrangement having similar effect;
"Family Companies"	City Lion, Netfinity and Recurrent Profits
"Francis Lui"	Mr. Francis Lui Yiu Tung, an executive director of Galaxy and of KWIH, a son of Dr. Lui and a member of the Lui Family;
"FRN Agreement"	an agreement dated 8 October, 2007 between Galaxy and the Noteholders in relation to the conversion and repayment of the FRNs;
"FRNs"	"Class B" Variable Rate Unsecured Loan Notes in aggregate principal amount of HK$2,371,805,067 issued by Galaxy to the Noteholders on 22 July, 2005 (as subsequently amended on 14 January, 2006) and payable on 30 September, 2008;
"Galaxy"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange;
"Galaxy Board"	the board of Galaxy Directors;

"Galaxy Convertible Bonds"	US$240,000,000 (initial principal amount) Zero Coupon Convertible Notes of Galaxy Due 2011, convertible into Galaxy Shares;
"Galaxy Directors"	the directors of Galaxy;
"Galaxy EGM"	the extraordinary general meeting of Galaxy to be convened for the purpose of approving, among other matters, the Subscription Agreement and the transactions contemplated thereunder and FRN Agreement and transactions contemplated thereunder;
"Galaxy Group"	Galaxy and its subsidiaries;
"Galaxy Independent Board Committee"	Mr. James Ross Ancell and Dr. William Yip Shue Lam, the independent committee of the Galaxy Board established to advise Galaxy Independent Shareholders on the FRN Agreement;
"Galaxy Independent Shareholders"	holders of Galaxy Shares other than shareholders who are required to abstain from voting under the Listing Rules or by the Stock Exchange;
"Galaxy Shares"	shares of HK$0.10 each in the capital of Galaxy;
"Galaxy Shareholder(s)"	holder(s) of Galaxy Shares;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with Galaxy, Dr. Lui or their respective associates with respect to KWIH for the purpose of the Takeovers Code; and — in respect of Galaxy, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of Galaxy having made all reasonable enquiries, is a third party independent of and not connected with Galaxy, the Family Companies, or any connected persons of Galaxy and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to Galaxy for the purposes of the Takeovers Code;

"Investors' Rights Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira SPV I, Permira IV L.P.1 and the Major Shareholders concerning the Permira SPV I's right to appoint directors to the board of Galaxy amongst other things;
"Initial Shares"	the Sales Shares and the Subscription Shares;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"KWIH Board"	the board of KWIH Directors;
"KWIH Bonds"	HK$864,260,000 (initial principal amount) 0.50% Guaranteed Convertible Bonds due 2009, convertible into fully-paid KWIH Shares and issued by a wholly-owned subsidiary of KWIH;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries;
"KWIH Independent Board Committee"	Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield an independent committee of the KWIH Board established to advise KWIH Independent Shareholders on the Disposal;
"KWIH Independent Shareholders"	holders of KWIH Shares other than members of the Lui Family, Dr. Lui and their respective associates and companies controlled by them;
"KWIH Shareholders"	holders of KWIH Shares;
"KWIH SGM"	the special general meeting of KWIH to be convened for the purpose of approving, among other matters, the Disposal;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"KWIH Shareholders"	holder(s) of KWIH Shares;
"Last Dealing Date"	in respect of Galaxy 2:30 p.m. on 5 October, 2007, being the last trading day for the Galaxy Shares prior to the suspension of dealings in Galaxy Shares at 2:30 p.m. on 5 October, 2007 and in respect of KWIH, 5 October, 2007, being the last trading day for the KWIH Shares prior to the suspension of dealings in the KWIH Shares at 9:30 a.m. on 8 October, 2007;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Lock Up Period"	a period of two years from the Completion Date;

"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Lawrence Lui, Ms. Paddy Tang Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling, and Mr. Alexander Lui Yiu Wah, their respective associates and companies controlled by them (excluding KWIH);
"Macau"	Macau Special Administrative Region of the PRC;
"Major Shareholders"	City Lion, Super Focus, Mark Liaison, Premium Capital, Dr. Lui, Recurrent Profits, Francis Lui, and Ms. Paddy Tang Lui Wai Yu all of which are also members of the Lui Family;
"Mark Liaison"	Mark Liaison Limited, a company incorporated in Hong Kong with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Material Operating Subsidiary"	any subsidiary of Galaxy that has a management or operational function with respect to the business of the Galaxy Group and which (on an unconsolidated basis) contributes in excess of ten per cent. (10%) of the Galaxy Group's consolidated revenue in any financial year;
"Merrill Lynch"	Merrill Lynch (Asia Pacific) Limited and Affiliates;
"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Island, and wholly-owned by Lawrence Lui, son of Dr. Lui and a member of the Lui Family;
"Noteholders"	City Lion and Recurrent Profits, both of which are also members of the Lui Family;
"Penta"	Penta Investment Advisers Limited, a company incorporated in British Virgin Islands and owned by Independent Third Parties, a substantial shareholder in KWIH and the holder of 15.79% of the KWIH Shares in issue at the date of this announcement;
"Permira Advisers LLP"	the advisers to the Permira Fund;
"Permira Director(s)"	the person(s) nominated by Permira SPV I to become Galaxy Directors as referred to in the Subscription Agreement and the Investors' Rights Agreement;
"Permira Fund"	the private equity fund known as Permira IV and advised by Permira Advisers LLP;
"Permira Investment Vehicles"	Permira SPV I and Permira SPV II;

"Permira LP"	Permira IV L.P.1, a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995 (as amended), being one of the limited partnerships of the Permira Fund;
"Permira SPV I"	ENB LUX 1 S.à.r.l, a company incorporated in Luxembourg with limited liability, established, and wholly-owned, by the Permira Fund;
"Permira SPV II"	ENB LUX 2 S.à.r.l. a company incorporated in Luxembourg with limited liability, established and wholly-owned, by the Permira Fund;
"PRC"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Premium Capital"	Premium Capital Profits Limited, a company incorporated in the British Virgin Islands with limited liability and ultimately wholly-owned and controlled by Dr. Lui;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands and wholly-owned by Francis Lui;
"Relevant Boards"	the boards of directors of Galaxy Casino SA and any other Material Operating Subsidiary of Galaxy;
"Restricted Person"	any person who is regarded by the Galaxy (acting reasonably) to be unsuitable under applicable gaming laws in the U.S., the United Kingdom or Macau to directly or indirectly Control, operate or hold a gaming licence or a venue of gaming (physical or virtual) or a material interest therein; or who is regarded by Galaxy (acting reasonably) to be undesirable for the purposes of directly or indirectly Controlling, operating or holding a gaming licence or a venue of gaming (physical or virtual) or a material interest therein;
"Sale Shares"	the 452,500,000 Galaxy Shares to be sold by Sutimar under the Share Purchase Agreement;
"SFC"	the Securities and Futures Commission of Hong Kong;
"Share Purchase Agreement"	a Share Purchase Agreement dated 8 October, 2007 between Sutimar, the Permira Investment Vehicles and KWIH (as guarantor) in relation to the Disposal;
"Shareholders Agreement"	a Shareholders Agreement dated 8 October, 2007 between the Permira Investment Vehicles and the Major Shareholder;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Agreement"	an agreement dated 8 October, 2007 between Galaxy, the Permira Investment Vehicles and Permira L.P. for the subscription by the Permira Investment Vehicles of 323,384,000 new Galaxy Shares in aggregate;
"Subscription Shares"	the 323,384,000 new Galaxy Shares to be issued by Galaxy to the Permira Investment Vehicles under the Subscription Agreement;
"Super Focus"	Super Focus Company Limited, a company incorporated in the British Virgin Islands with limited liability and wholly-owned and controlled by Dr. Lui;
"Sutimar"	Sutimar Enterprises Limited a wholly-owned subsidiary of KWIH, incorporated with limited liability in the British Virgin islands and the business of which is investment holding;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Transaction Price"	the price of HK$8.42 per Galaxy Share being the price payable for each of the Sale Shares, the Conversion Shares and the Subscription Shares;
"Transfer"	in relation to any Galaxy Share or any legal or beneficial interest in any Galaxy Share, to: (a) sell, assign or otherwise transfer it (including but not limited to by way of stock lending); (b) create any Encumbrance over it; (c) direct (by way of renunciation or otherwise) that another person should, or assign any right to, receive it; (d) enter into any agreement in respect of the votes or any other rights attached to the Galaxy Share; (e) create or permit to subsist any cash-settled option, equity derivative or similar instrument in respect of, or by reference, to it; or (f) agree, whether or not subject to any condition precedent or subsequent, to do any of the foregoing, except any Encumbrance over new Galaxy Shares that secures indebtedness pursuant to an arm's length bona fide arrangement with an independent financial institution where such indebtedness is to be injected or invested into Galaxy for Galaxy Shares to be issued pursuant to a top up placing, a rights issue or a private placement of Galaxy Shares;

"US$"	dollars of the United States of America.

Trading in the Galaxy Shares on the Stock Exchange was suspended at the request of Galaxy with effect from 2:30 p.m. on 5 October, 2007. Trading in the Galaxy Shares will remain suspended on 12 October, 2007 in connection with a possible issue of Galaxy Shares and a further announcement will be made about that at the appropriate time.

Trading in the KWIH Shares on the Stock Exchange was suspended at the request of KWIH with effect from 9:30 a.m. on 8 October, 2007. KWIH has applied for a resumption of trading in the KWIH Shares with effect from 9:30 a.m. on 12 October, 2007.

Further announcements will be made if and when appropriate.

At the date of this announcement, the executive directors of KWIH are Dr. Che-Woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

At the date of this announcement, the executive directors of Galaxy are Dr. Che-Woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
GALAXY ENTERTAINMENT GROUP LIMITED
Kitty Chan Lai Kit
Company Secretary

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 11 October, 2007

Some numbers in this announcement have been rounded and are therefore approximate.

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

銀河娛樂集團有限公司

可能向PERMIRA投資工具發行323,384,000股新股
及關連交易
可能透過將「B」類浮息無抵押貸款票據兌換為新股
及支付現金向關連人士
悉數償還「B」類浮息無抵押貸款票據
及恢復股份買賣

嘉華國際集團有限公司

之主要及關連交易
可能向PERMIRA投資工具出售452,500,000股銀河娛樂集團有限公司股份
及恢復股份買賣

銀河娛樂集團有限公司之財務顧問

美林

銀河娛樂建議透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元而大大加強其資本結構。

就此，銀河娛樂於二零零七年十月八日與Permira投資工具訂立認購協議，另與(其中包括) Permira SPV I(Permira投資工具為獨立第三方)訂立投資者權利協議，亦與票據持有人訂立浮息票據協議，彼等均為銀河娛樂之關連人士。根據該等協議，銀河娛樂將按每股8.42港元之價格發行合共480,188,000股新銀河娛樂股份。

同日，嘉華國際之全資附屬公司Sutimar、Permira投資工具與嘉華國際訂立股份出讓協議，按每股8.42港元之價格出售452,500,000股銀河娛樂股份，總現金代價為3,810,050,000港元。

緊隨完成後，假設自本公佈日期起至完成止期間，除發行認購股份及兌換股份外，其已發行股本將無任何變動：

- 嘉華國際將擁有銀河娛樂已發行股本約4.3%；
- Permira投資工具將擁有銀河娛樂已發行股本約20.5%；及
- 家族公司連同彼等各自之聯繫人士及與彼等一致行動人士將擁有銀河娛樂已發行股本約53.93%。

將向聯交所上市委員會申請批准認購股份及兌換股份上市及買賣，並將於完成前採取步驟，確保銀河娛樂於緊隨完成後具備足夠公眾持股量。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

主要信託為銀河娛樂之控股股東，緊隨完成後，主要信託將繼續擁有銀河娛樂之控制權。出售、發行認購股份及發行兌換股份將不會導致收購守則項下任何全面收購建議責任。

呂博士現為嘉華國際之控股股東，緊隨完成後將繼續為其控股股東。

票據持有人為銀河娛樂之關連人士，浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）銀河娛樂獨立股東批准後，方可作實。表決將以按股數投票方式進行。主要股東（包括票據持有人）、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方，亦無上市規則對銀河娛樂構成之後果。

根據上市規則，由於根據上市規則第14A.13(1)(b)(i)條，出售將構成嘉華國際之關連交易及主要交易。出售須獲得嘉華國際獨立股東批准，方可作實。表決將以按股數投票方式進行。呂博士及彼之配偶、呂氏家族成員及彼等各自之聯繫人士以及與彼等一致行動人士將放棄表決。

嘉華國際、Sutimar及Permira投資工具獲Penta（擁有嘉華國際已發行具投票權股份約15.79%）承諾於嘉華國際之股東特別大會就批准股份出讓協議之決議案投贊成票。完成之其他先決條件載於下文「協議」一節「先決條件」分節。

銀河娛樂及嘉華國際之聯合通函將於可行情況下盡快分別寄交銀河娛樂股東及嘉華國際股東，當中載有（其中包括）出售、浮息票據協議、認購協議、投資者權利協議及股東協議之進一步詳情、嘉華國際獨立董事委員會有關出售之推薦意見、將予委聘之獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件、銀河娛樂獨立董事委員會有關浮息票據協議之推薦意見以及獨立財務顧問德國商業銀行香港分行致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見函件，連同召開銀河娛樂股東特別大會及嘉華國際股東特別大會之通告。

由於完成取決於若干先決條件達成，該等建議不一定實行。銀河娛樂股東及有意投資者買賣銀河娛樂股份以及嘉華國際股東及有意投資者買賣嘉華國際股份時，務請審慎行事。

應銀河娛樂之要求，銀河娛樂股份已自二零零七年十月五日下午二時三十分起在聯交所暫停買賣。銀河娛樂已申請銀河娛樂股份自二零零七年十月十二日上午九時三十分起恢復買賣。

應嘉華國際之要求，嘉華國際股份已自二零零七年十月八日上午九時三十分起在聯交所暫停買賣。嘉華國際已申請嘉華國際股份自二零零七年十月十二日上午九時三十分起恢復買賣。

涉及合約

該等建議涉及下列事宜：

認購協議

於二零零七年十月八日，銀河娛樂同意按每股認購股份之交易價格向Permira投資工具發行認購股份。323,384,000股新股之認購股份應付總代價為2,722,893,280港元，將於完成時以現金支付。認購協議之進一步詳情載於下文。

股份出讓協議

於二零零七年十月八日，嘉華國際全資附屬公司Sutimar同意按每股銷售股份之交易價格向Permira投資工具出售銷售股份。452,500,000股銷售股份之應付總代價為3,810,050,000港元，將於完成時以現金支付。股份出讓協議之進一步詳情載於下文。

投資者權利協議

於二零零七年十月八日，銀河娛樂、Permira SPV 1、主要股東與Permira LP就認購協議訂立投資者權利協議。投資者權利協議之進一步詳情載於下文。

浮息票據協議

於二零零七年十月八日，銀河娛樂與票據持有人訂立浮息票據協議，據此（其中包括）銀河娛樂同意按每股兌換股份之交易價格兌換浮息票據本金額約50%及應計利息（即1,320,289,680港元）為兌換股份，並以現金贖回本金餘額（根據浮息票據條款，銀河娛樂可選擇於發行認購股份時贖回浮息票據）。完成後，將無未償還浮息票據，而銀河娛樂將不再結欠銀河娛樂任何關連人士任何重大負債。浮息票據協議之進一步詳情載於下文。

互為條件

股份出讓協議、認購協議及浮息票據協議各自互為條件，除非三份協議全部同時或大致同時完成，否則全部均不會完成。投資者權利協議須待股份出讓協議、認購協議及浮息票據協議各自完成後，方告生效，原因為倘上述任何協議未能完成，投資者權利協議將告失效，且儘管該等協議毋須取得有關批准，惟將於銀河娛樂股東特別大會上提呈銀河娛樂股東批准。

票據持有人為銀河娛樂之關連人士，故浮息票據協議構成銀河娛樂之關連交易。認購協議及浮息票據協議須待（其中包括）獲得銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要信託、家族公司、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

出售構成嘉華國際之關連交易，而股份出讓協議須獲得嘉華國際獨立股東批准，方可作實。表決將以按股數投票方式進行。呂博士、彼之配偶及彼控制之公司、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

交易價格

交易價格每股銀河娛樂股份8.42港元較最後交易日期聯交所所報收市價每股銀河娛樂股份9.00港元折讓約6.4%，亦較二零零七年九月二十八日至最後交易日（包括該日）期間聯交所所報連續五個交易日平均收市價每股銀河娛樂股份8.98港元折讓約6.2%。交易價格較二零零七年八月二十三日至最後交易日（包括該日）連續30個交易日期間之平均收市價每股銀河娛樂股份7.99港元有溢價5.4%。交易價格較二零零七年五月二十九日至最後交易日（包括該日）連續90個交易日期間之平均收市價每股銀河娛樂股份7.78港元計算有溢價8.3%。

於二零零七年六月三十日，銀河娛樂之未經審核綜合資產淨值（不包括少數股東權益）為每股銀河娛樂股份約4.05港元。交易價格較二零零七年六月三十日每股銀河娛樂股份4.05港元之銀河娛樂未經審核綜合資產淨值（不包括少數股東權益）有溢價約108%。緊隨完成後，估計資產淨值（不包括少數股東權益）將約為每股銀河娛樂股份4.44港元。

交易價格乃參考下列各項後，經訂約各方公平磋商釐定：

- 分析可資比較公司進行之配售；
- 分析引入Permira基金投資者獲得之策略價值；及
- 分析邀得資源充裕且信譽昭著之企業成為主要股東可能對銀河娛樂之增長前景帶來之好處。

建議將透過現金注資總額約27億港元及現金注資淨額約14億港元、債務削減約26億港元及年度利息淨額減少約150,000,000港元大大加強銀河娛樂之資本架構。

股東協議

於二零零七年十月八日，Permira投資工具與主要股東訂立股東協議，載列彼等之間有關監管銀河娛樂及買賣銀河娛樂股份之若干安排。倘股份出讓協議、認購協議及浮息票據協議未能完成，股東協議將告失效。股東協議之進一步詳情載於下文。

股權架構

下圖說明銀河娛樂及嘉華國際於完成前及緊隨完成後之公司及股權架構：

完成前



嘉華國際之董事（呂氏家族除外）
呂氏家族（呂博士及其配偶除外）
Super Focus、Mark Liaison、Premium Capital及呂博士（包括公司權益）及其配偶
Penta
嘉華國際公眾股東
0.15%
0.71%
54.55%
15.79%
28.80%
銀河娛樂董事（呂氏家族除外）
呂氏家族（主要股東除外）
嘉華國際
主要股東（包括票據持有人）
其他關連人士
銀河娛樂公眾股東
0.08%
6.79%
18.62%
45.31%
2.49%
26.70%
銀河娛樂

完成後



嘉華國際之董事
(呂氏家族除外)
呂氏家族
(呂博士及
其配偶除外)
Super Focus、
Mark Liaison、
Premium Capital
及呂博士
(包括公司權益)
及其配偶
Penta
嘉華國際公眾股東
0.15%
0.71%
54.55%
15.79%
28.80%
Permira
SPV I
Permira
SPV II
銀河娛樂董事
(呂氏家族
除外)
呂氏家族
(主要股東
除外)
嘉華國際
主要股東
(包括票據
持有人)
其他關連人士
銀河娛樂
公眾股東
3.99%
16.52%
0.07%
5.93%
4.30%
43.70%
2.17%
23.31%
銀河娛樂

附註:

1. 以上股權架構圖之若干數字經四捨五入調整。因此,總數不一定為100%。

2. City Lion及Recurrent Profits計入主要股東項下。Netfinity並非主要股東,其權益計入(主要股東除外)呂氏家族成員項下。

將於完成前採取步驟,確保銀河娛樂於緊隨完成後具備足夠公眾持股量。聯交所向銀河娛樂表示,倘有關發行導致銀河娛樂股份之公眾持股量不足,將不會批准認購股份及兑換股份上市及買賣。

協議

認購協議

認購協議之主要條款概要載列如下:

日期: 二零零七年十月八日

認購協議訂約各方:

1. 銀河娛樂;
2. Permira投資工具;及
3. Permira LP。

主要事項: Permira投資工具個別有條件同意按交易價格收購認購股份。

代價: 交易價格為每股認購股份8.42港元,或2,722,893,280港元,將於完成時以現金支付。進一步詳情載於下文。

認購股份相當於銀河娛樂現有已發行股本約9.8%及銀河娛樂緊隨完成後(假設自本公佈日期起至完成止期間,除於完成時發行認購股份及兑換股份外,其已發行股本並無任何變動)經擴大已發行股本約8.5%。

條件: 下列先決條件必須達成,方可完成:

- 銀河娛樂股東(根據上市規則或聯交所批准表決之股東)於銀河娛樂股東特別大會通過決議案,以:

  (i) 批准認購協議及根據認購協議擬進行交易;

  (ii) 批准反攤薄權利;

- 聯交所上市委員會批准所有認購股份上市及買賣，且有關上市及買賣批准其後並無於完成日期前撤回；

- 股份出讓協議所有先決條件（有關認購協議及浮息票據協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免；及

- 浮息票據協議所有先決條件（有關認購協議及股份出讓協議先決條件達成或獲豁免之先決條件除外）達成或按照其條款獲豁免。

倘各項條件未能於二零零七年十二月三十一日下午五時正或銀河娛樂與Permira投資工具可能協定之較後日期前達成，認購協議將自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

資料權利：　Permira董事將有合理權利取得銀河娛樂其他董事一般可取得之資料。

Permira投資工具契諾：　各Permira投資工具與銀河娛樂契諾：

- 只要Permira投資工具合共實益持有適用股份最少百分之五十(50%)，其將會並將促使其直接及間接控股公司（為免疑慮，不包括Permira基金及Permira基金任何投資者或其直接或間接控股公司）不會直接或間接擁有或控制任何競爭對手之表決權合共超過百分之十(10%)；

- 不會於禁售期內轉讓任何適用股份或任何適用股份當中權益。各Permira投資工具可於禁售期後轉讓其股份，條件為於完成日期起計八(8)年內，不得向競爭對手或受限制人士作出並非於市場上銷售之轉讓；

- 將採取一切合理措施確保其進行之任何銀河娛樂股份轉讓不會導致銀河娛樂股份出現無秩序市場；

- 倘Permira投資工具所持股權合計跌至低於銀河娛樂已發行股本百分之五(5%)，其將隨即就其所進行任何轉讓書面知會銀河娛樂，並另行就其所持銀河娛樂股權水平每月知會銀河娛樂，及其後就其股權任何其他變動於合理可行情況下盡快知會及通知銀河娛樂，惟倘Permira投資工具股權合計跌至低於適用股份百分之二十五(25%)，則有關責任將自動終止；及

- 完成後，除因行使其反攤薄權利而進行者外，其將不會於緊隨其後合理預期銀河娛樂將違反上市規則項下「公眾持股量」規定之情況下購入任何股份。

反攤薄權利： 在發行股本或股本掛鈎資本情況下，Permira投資工具有權額外認購銀河娛樂股份、可兑換或可交換為銀河娛樂股份之證券或任何認股權證或可認購銀河娛樂股份之其他權利，以維持其股權百分比。Permira投資工具獲賦予之認購該等額外銀河娛樂股份、認股權證或其他權利之價格及條款，將相等於其向第三方提呈或作出之股本或股本掛鈎資本發行之價格及條款。於完成後，Permira投資工具將同時成為銀河娛樂之主要股東，因此亦為銀河娛樂之關連人士（定義見上市規則）。行使Permira投資工具權利將構成銀河娛樂之關連交易，因此，須獲得銀河娛樂獨立股東批准，方可作實。

反攤薄權利年期為完成日期起計三年。

因反攤薄權利而可能須予發行之銀河娛樂股份，不會計入銀河娛樂董事可能不時獲授之發行股份一般授權，並須待反攤薄權利於銀河娛樂股東特別大會獲批准後，方可作實。反攤薄權利獲行使時發行銀河娛樂股份毋須再徵求銀河娛樂股東批准。

反攤薄權利將於下列較早時間終止生效：

- Permira基金終止直接或間接實益擁有之Permira投資工具或其中一項工具之表決權最少百分之九十(90%)；
- Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)；及
- 完成日期滿三週年。

股份出讓協議

股份出讓協議之主要條款概要載列如下：

日期：　二零零七年十月八日

股份出讓協議訂約各方：

1. 嘉華國際全資附屬公司Sutimar，作為賣方；
2. Permira投資工具，作為買方；及
3. 嘉華國際，作為Sutimar履行責任之擔保人。

主要事項：　Sutimar有條件同意按交易價格分多次向Permira投資工具出售銷售股份。

銷售股份相當於銀河娛樂現有已發行股本約13.7%及銀河娛樂緊隨完成後(假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動)經擴大已發行股本約11.96%。

代價：　交易價格為每股銷售股份8.42港元，合共3,810,050,000港元，將於完成時以現金支付。

條件：　銷售股份轉讓須待下列條件達成後，方告完成：

- 認購協議根據其條款成為無條件，惟要求股份出讓協議已成為無條件或已完成之任何條件除外；
- 嘉華國際股東（根據上市規則或聯交所批准表決之股東）於嘉華國際股東特別大會或書面同意（如適用）通過普通決議案，以批准根據股份出讓協議銷售銷售股份，且有關同意於完成時仍具十足效力；及
- 嘉華國際完全符合與其履行股份出讓協議項下責任有關之所有相關規管要求，包括上市規則相關規則。

訂約各方不得單方面豁免任何先決條件。

倘各項條件未能於二零零七年十二月三十一日下午五時正或Sutimar與Permira投資工具可能協定之較後日期前達成，股份出讓協議將即時自動終止，除之前任何違反外，訂約各方概不得就開支、損失、賠償或其他事宜向其他訂約方索償。

完成：　股份出讓協議與認購協議及浮息票據協議時同時完成。

投資者權利協議

投資者權利協議之主要條款概要載列如下：

日期：	二零零七年十月八日
Permira投資工具權利協議訂約各方：	1. 銀河娛樂； 2. Permira SPV I； 3. Permira LP；及 4. 主要股東。
主要事項：	向Permira SPV I授出若干權利。
條件：	無 儘管根據上市規則第14A章，投資者權利協議構成銀河娛樂之持續關連交易，惟該協議並不涉及金錢，故獲豁免遵守任何股東批准規定。然而，倘認購協議失效或終止，投資者權利協議亦將終止。
提名：	只要Permira投資工具合共實益持有(i)適用股份超過百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名兩名人士加入銀河娛樂董事會及倘有關提名獲得有關權力組織同意或批准則有關董事會出任非執行董事；而只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)但少於百分之七十五(75%)，Permira SPV I有權按Permira LP之指示提名一名人士加入銀河娛樂董事會及倘有關提名獲得有關權力組織同意或批准則有關董事會出任非執行董事(獲提名加入所有有董事會之人士須為同一人)。Permira董事之身分須獲銀河娛樂之事先書面批准，銀河娛樂不得不合理拒絕或延遲作出有關批准，倘Permira SPV I按Permira LP指示提名之該名人士為Permira Advisers LLP之合夥人，則有關批准須由銀河娛樂作出(除非該名人士現時或過往為競爭對手之董事或高級職員)。

倘Permira投資工具於銀河娛樂實益擁有之股權總額低於上文所載限額，則Permira SPV I可於十天內促使相關Permira董事退任。

有權委任一名Permira董事加入有關董事會之執行委員會及有關董事會任何其他委員會，審核委員除外。

終止： 投資者權利協議將於下列情況終止：

- 於完成後，就特定人士而言（銀河娛樂或Permira LP除外），倘該名人士終止按投資者權利協議之條款持有任何股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十（90%）擁益；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之五十（50%）；
- 倘未能於二零零八年一月八日前完成或（倘屬較早）認購協議或股份出讓協議按其條款終止；
- Permira投資工具嚴重違反或並無遵守其於投資者權利協議或股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東或銀河娛樂就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或
- 完成日期後滿八(8)年之日。

股東協議

股東協議之主要條款概要載列如下：

日期：	二零零七年十月八日
股東協議訂約方：	1. Permira投資工具；及 2. 主要股東， 於本公佈日期，主要股東合共持有1,496,551,874股銀河娛樂股份，相當於銀河娛樂表決權約45.3%。
主要事項：	主要股東及Permira投資工具各自同意（在其能力範圍以內，但須遵守所有相關法例及（就身為公司董事之主要股東而言）彼等之受信責任），除非事先獲得其他人士書面同意，否則直至完成為止及其後直至下列較早日期為止：(A)完成日期後滿八(8)年之日；或(B)Permira投資工具終止合共實益持有適用股份最少百分之五十（50%）之日： • 除集團內公司間任何安排外，銀河娛樂集團公司不得為偏離銀河娛樂集團業務性質或策略之目的，招致或訂立或同意訂立任何協議或融資，以取得任何個別金額為5,000,000美元或以上之借款、墊款、信貸或融資或其他債務或屬借款性質之責任（「借款」），或於任何十二(12)個月期間內連同銀河娛樂集團公司所有借款合計為15,000,000美元或以上之任何借款；

- 其將不會提呈任何將銀河娛樂自願除牌之建議，亦不會以其股份就該等建議投贊成票，除非任何銀河娛樂股份之除牌建議乃就下列事項作出：(i)有關根據收購守則作出之收購建議；或(ii)有關全部銀河娛樂股份獲准另行於國際認可證券交易所上市或另行上市後；或(iii)有關出售全部或絕大部分銀河娛樂資產連同擬向股東作出分派之發售；

- 銀河娛樂集團之業務性質或策略並無基本變動（包括但不限於終止業務）；

- 倘主要股東收購銀河娛樂之表決權，而有關收購將導致Permira投資工具產生就銀河娛樂股份提出強制性全面收購建議之責任；或倘Permira投資工具收購銀河娛樂之表決權，而有關收購將導致主要股東產生有關責任，則將不會收購任何銀河娛樂之表決權，惟就Permira投資工具而言，此規定不適用於其根據反攤薄權利收購表決權之情況；及

- 倘緊隨其後合理預期銀河娛樂將違反上市規則項下公眾持股量規定，其將不會收購任何股份，惟Permira投資工具根據其反攤薄權利收購股份除外。

各主要股東同意(在其作為股東之能力範圍以內,但須遵守所有相關法例及(就身為任何公司董事之主要股東而言)彼等作為董事在以董事身分採取及促使採取行動時之受信責任),作出或促使作出一切行動及進行或促使進行一切所需事宜,以確保主要股東及與其一致行動之該等銀河娛樂股東(Permira投資工具除外)所持銀河娛樂股份於任何時間(直至完成日期為止及其後直至下列較早日期為止:(A)完成日期後滿八(8)年之日;或(B)Permira投資工具終止合共實益持有適用股份最少百分之五十(50%)之日)均構成:

- 銀河娛樂單一最大股東(作為團體);及

- 不少於銀河娛樂當時已發行股本百分之三十五(35%)。

股份轉讓

各主要股東及Permira投資工具同意,不會於禁售期內轉讓任何銀河娛樂股份或任何銀河娛樂股份當中任何權益,惟若干受限制轉讓除外,該等轉讓詳情將載於通函。其後直至完成日期後滿八年之日期間,不得於聯交所以外向競爭對手或受限制人士出售。

倘Permira基金於禁售期內終止直接或間接實益擁有各Permira投資工具之表決權最少百分之九十(90%),各Permira投資工具將被視作已違反上述協議。於禁售期後,倘競爭對手或受限制人士收購Permira投資工具任何權益,則各Permira投資工具亦被視作已違反上述協議。

只要Permira投資工具合共實益持有適用股份超過百分之五十(50%)，則各Permira投資工具承諾不會直接或間接擁有任何競爭對手之表決權合共超過百分之十。

隨售權

自完成起至完成日期後滿八(8)年之日期及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)時之較早日期止期間，除若干受限制轉讓(詳情將載於通函)外，主要股東不會作出任何建議轉讓，除非：

- Permira投資工具已書面同意有關轉讓；或

- 建議買方提出書面建議，收購下文所述數目之Permira投資工具所持銀河娛樂股份。

倘上述建議並非或並無根據股東協議條款作出，則Permira投資工具有權向相關主要股東出售該等數目之銀河娛樂股份。

Permira投資工具有權向建議買方或該主要股東轉讓彼等當時實益持有之該部分適用股份，數目相等於建議賣方擬就主要股東於該轉讓前所持銀河娛樂股份總數出售之該部分銀河娛樂股份數目。

優先出價權

自完成日期起至完成日期後滿八(8)年之日及Permira投資工具終止合共實益持有適用股份最少百分之二十五(25%)時之較早日期止期間，除若干受限制轉讓（詳情載於通函）外，主要股東就Permira投資工具擬進行之任何銀河娛樂股份轉讓將享有優先出價權。

終止： 股東協議將於下列情況終止：

- 於完成後，就特定人士而言，倘該名人士終止按股東協議條款持有任何股份；
- 於完成後，Permira基金終止直接或間接實益擁有Permira投資工具或其中一項工具之表決權最少百分之九十（90%）；
- 於完成後，Permira投資工具終止合共實益持有適用股份最少百分之二十五（25%）；
- 倘未能於二零零八年一月八日前完成或（倘屬較早）認購協議或股份出讓協議按其條款終止；
- Permira投資工具嚴重違反或並無遵守其於股東協議項下任何重大責任或承諾，而Permira投資工具於接獲主要股東就該項違反或不作為發出書面通知後十個營業日內，並無就該項違反或不作為作出糾正或補救措施；或
- 只要Permira投資工具合共實益持有適用股份最少百分之五十（50%），而競爭對手收購或持有Permira投資工具或彼等之直接控股公司（為基金之附屬公司）之股權或實益權益。

浮息票據協議

浮息票據協議之主要條款概要載列如下：

日期：	二零零七年十月八日
浮息票據協議訂約各方：	1. 銀河娛樂；及 2. 票據持有人。
主要事項：	銀河娛樂有條件同意按每股兌換股份之交易價格兌換1,320,289,680港元之浮息票據本金額為新股，並償還餘額。浮息票據之所有累計及未支付之利息將於完成時以現金支付。
兌換股份：	兌換股份相當於銀河娛樂現有已發行股本約4.7%及銀河娛樂緊隨完成後（假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兌換股份外，其已發行股本並無任何變動）經擴大已發行股本約4.1%。
先決條件：	償還及兌換浮息票據須待下列先決條件達成後，方可作實： (i) 浮息票據協議及據此擬進行之交易（包括發行及配發兌換股份）均已獲銀河娛樂股東（或聯交所並無規定須放棄表決之有關股東）於股東大會以按股數投票表決方式通過決議案批准； (ii) 聯交所批准兌換股份上市及買賣，及並無撤回有關批准，且聯交所並無表示將因完成而撤回或暫停銀河娛樂之上市地位；及 (iii) 認購協議及買賣協議所有先決條件（有關達成浮息票據協議先決條件之先決條件除外）達成或按照其條款獲豁免。 條件一概不得豁免。

訂約各方將盡合理努力合作確保達成條件。倘任何條件未能於二零零七年十二月三十一日或票據持有人共同與銀河娛樂可能書面協定之較後日期前達成，銀河娛樂可透過向其他訂約方發出通知，選擇終止浮息票據協議。

完成：　認購協議及買賣協議將於浮息票據協議完成時同時完成，致使除非全部協議同時或大致同時完成，否則全部均不會完成。

浮息票據

浮息票據最初由銀河娛樂於二零零五年七月發行，作為發行本金額合共2,544,239,603港元其中一部分，當中合共172,434,536港元本金額已經償還。浮息票據不得按其條款兌換，並載有具下列效力之條款。

未償還本金額：　2,371,805,067港元

到期日：　二零零八年九月三十日

狀況：　浮息票據項下之債務構成銀河娛樂之一般無抵押債務，各自之間具有同等地位，並與銀河娛樂所有其他現行及日後無抵押及後償債務享有*同等權益*。

利息：　利息現時按年息率6厘累計及每年複合計算，將於償還浮息票據或到期時支付。

只要尚有未償還浮息票據，除非直至宣派股息之日為止累計之所有利息已先行支付，否則銀河娛樂不得宣派股息。

贖回：　銀河娛樂可隨時透過發出三個營業日之不可撤回事先書面通知，按面值加累計及未支付之利息，贖回浮息票據。

銀河娛樂可酌情以任何股本相關集資活動所得款項淨額贖回浮息票據。

上市

將向聯交所申請批准認購股份及兌換股份上市及買賣，並將於完成前採取適當步驟，確保於緊隨完成後銀河娛樂股份之公眾持股量不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

反攤薄權利

於銀河娛樂股東特別大會上將提呈有關根據反攤薄權利發行新銀河娛樂股份之特別授權。

行使該等權利須受上市規則規限。聯交所表示根據行使反攤薄權利發行銀河娛樂股份須待下列條件達成後，方可作實：

(a) 有關Permira投資工具有權行使反攤薄權利之新銀河娛樂股份定價須取得銀河娛樂董事(包括銀河娛樂獨立非執行董事)批准，而該等董事不得於該交易中擁有任何直接權益，且與Permira投資工具或彼等之聯繫人士概無關連；

(b) 倘根據行使反攤薄權利將予發行之銀河娛樂股份較基準價格折讓多於10%，基準價格指(以最高者為準)：

  (i) 就反攤薄權利建議發行銀河娛樂股份之行使日期收市價；及

  (ii) 緊接以下事項前(以最早發生者為準)五個交易日之平均收市價：

    (1) 就反攤薄權利建議發行銀河娛樂股份刊發公佈之日(如有)；

    (2) 行使反攤薄權利之相關日期；及

    (3) 釐定行使反攤薄權利認購價之日，

  獨立財務顧問須就向Permira投資工具發行新銀河娛樂股份之價格或價值公平與否提

供意見，除上述銀河娛樂董事批准外，銀河娛樂須於其就任何有關Permira投資工具行使反攤薄權利而發行新銀河娛樂股份將予刊發之公佈載入有關意見提述；及

(c) 倘根據Permira投資工具行使反攤薄權利將予發行之新銀河娛樂股份較上述基準價格折讓20%或以上，則須事先就有關發行取得銀河娛樂獨立股東批准；

(d) Permira投資工具於行使反攤薄權利時之發行價不得少於向獨立第三方提呈之價格；及

(e) 根據反攤薄權利可能發行之新銀河娛樂股份數目，最多不得超過完成時根據銀河娛樂於二零零七年六月二十六日舉行之股東週年大會上授予銀河娛樂董事之一般授權可供發行銀河娛樂股份之數目。假設並無根據該授權發行銀河娛樂股份，於本公佈日期後及完成前，按照反攤薄權利可予發行之銀河娛樂股份數目最多為660,358,272股。向Permira投資工具發行超出該數目之銀河娛樂股份將須符合上市規則第14A章之規定。

認購協議、浮息票據協議、投資者權利協議及股東協議

訂立認購協議、浮息票據協議、投資者權利協議及股東協議之理由

銀河娛樂之主要業務為在澳門開發及經營娛樂場、博彩及博彩相關設施以及相關消閒及娛樂設施，亦在香港、澳門及中國經營生產、銷售及分銷建築材料之業務。

銀河娛樂董事會相信，Permira投資工具及票據持有人（以兑換股份形式）注入巨額永久資本，並相應消除浮息票據代表之重要負債，將大幅改善銀河娛樂之資本結構及財務彈性，尤其為其於澳門之重大發展及資本投資籌集資金。提早贖回浮息票據亦有助減少應付利息及在會計層面改善銀河娛樂之盈利能力。

以「Permira」之名義經營之顧問包括Permira Advisers LLP，彼等均為具領導地位之國際私人股權投資公司，有20多年協助企業開展業務之經驗。20年來，Permira曾協助成立19隻基金，所涉資金總額約220億歐元（按1歐元兑10.9港元之匯率計算約為2,400億港元）。過往十年，Permira之資金40%投資於消閒、零售及消費行業，所投資公司包括*Cortefiel*、*Ferretti*、

*Hugo Boss*及*Valentino*，Permira尤擅長投資於國際博彩業，旗下投資包括歐洲最大規模博彩公司*Gala Coral*及意大利第二大彩券營運商*Sisal*。

銀河娛樂董事會相信，Permira基金之網絡及資源將有助銀河娛樂發展業務，Permira董事亦將為銀河娛樂集團帶來豐富公司管治專業知識以及財務管理技巧及支持，對銀河娛樂集團有利。

銀河娛樂董事及管理層

根據投資者權利協議及受「協議」一節「投資者權利協議」所載限制所規限，銀河娛樂將委任Permira SPV I兩名提名人加入銀河娛樂董事會及相關董事會，並將於銀河娛樂股東特別大會提呈有關上述委任之決議案。預期銀河娛樂之執行或非執行董事或管理層不會因完成有任何其他變動。

於本公佈日期，除本公佈披露者外，家族公司、呂氏家族、銀河娛樂董事及與彼等一致行動人士概無於銀河娛樂股份及／或僱員購股權擁有任何權益。

認購協議—銀河娛樂所得款項用途

銀河娛樂計劃以認購協議所得款項撥付下列項目所需資金：(i)博彩相關業務；(ii)發展設施；(iii)收購機會；(iv)一般營運資金；及(v)重組銀河娛樂集團債務組合，包括但不限於償還未償還浮息票據之百分之五十(50%)，以進一步履行浮息票據協議條款。所得款項淨額約1,320,000,000港元將撥付償還浮息票據。

一般而言，博彩相關業務及設施發展將包括但不限於在銀河娛樂之路氹地點投資餐飲店舖及水療以及發展會議設施、購物商場及影院以及類似設施。銀河娛樂並無覓得任何特別收購機會。

銀河娛樂董事認為，發行認購股份及兌換浮息票據將可顯著改善銀河娛樂之資本結構，並大大降低銀河娛樂之資本負債比率，同時以永久資金取代浮息票據所代表負債。成功完成將大幅提高銀河娛樂之財務彈性，有利於日後發展計劃，亦可擴闊銀河娛樂之股東及資金基礎。浮息票據獲兌換及償還後，銀河娛樂集團旗下成員公司概無結欠銀河娛樂集團關連人士任何重大未償還債務。

銀河娛樂於過往十二個月之集資活動

公佈日期	事項	所得款項淨額	於公佈所載所得款項計劃用途	所得款項實際用途
二零零六年十二月六日	銀河娛樂發行可換股債券	約235,150,000美元	撥作擴展銀河娛樂旗下GalaxyWorld Mega Resort之資金及營運資金	與計劃用途相同

除上文披露者外，銀河娛樂於本公佈日期前十二個月內並無進行任何股本集資活動。

銀河娛樂—上市規則之相關規定

票據持有人為銀河娛樂之關連人士，浮息票據協議因而構成銀河娛樂之關連交易。認購協議及浮息票據協議須待(其中包括)銀河娛樂獨立股東批准後，方可作實，而倘認購協議未能完成，則投資者權利協議將告失效。表決將以按股數投票方式進行。主要股東(包括票據持有人)、嘉華國際、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

概無銀河娛樂集團成員公司為股東協議之訂約方，亦無上市規則對銀河娛樂構成影響。

於本公佈日期，嘉華國際及與其一致行動人士(即呂博士、City Lion、Super Focus、Mark Liaison及Premium Capital)持有銀河娛樂已發行股本60.40%。

銀河娛樂董事(包括銀河娛樂獨立非執行董事)認為，認購協議、投資者權利協議及浮息票據協議各自均按正常商業條款訂立，有關條款屬公平合理，並符合銀河娛樂及其股東整體利益(惟銀河娛樂獨立董事委員會之意見於接獲獨立財務顧問之意見後可能作出檢討)。銀河娛樂獨立董事委員會有關浮息票據協議項下擬進行交易之意見及推薦意見將載於通函。

銀河娛樂獨立董事委員會由顏志宏先生及葉樹林博士組成，乃為向銀河娛樂獨立股東提供有關浮息票據協議之推薦意見而成立。銀河娛樂已委任德國商業銀行香港分行出任獨立財務顧問，以就浮息票據協議向銀河娛樂獨立董事委員會及銀河娛樂獨立股東提供推薦意見。

銀河娛樂可換股債券

除兌換價將因發行認購股份及兌換股份而調整外，該等建議各部分均毋須根據銀河娛樂可換股債券徵求批准或同意，亦無任何部分將導致須對銀河娛樂可換股債券任何條款作出調整。

該等建議對銀河娛樂股權所造成變動

下文載列呂博士、嘉華國際、彼等各自之聯繫人士及與彼等一致行動人士、銀河娛樂及嘉華國際董事以及彼等各自之聯繫人士、Permira投資工具及銀河娛樂之公眾股東現時及在下文所載情況下將會實益擁有之銀河娛樂權益：

	完成前銀河娛樂股份數目	%	緊隨完成後但於行使任何銀河娛樂可換股債券及僱員購股權(附註4)前銀河娛樂股份數目	%	緊隨完成及全面行使僱員購股權(附註4)後但於行使任何銀河娛樂可換股債券(附註5)前銀河娛樂股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)後但於行使任何僱員購股權(附註4)前銀河娛樂股份數目	%	緊隨完成及全面行使銀河娛樂可換股債券(附註5)及僱員購股權(附註4)後銀河娛樂股份數目	%
主要股東(包括票據持有人)	1,496,551,874	45.31	1,653,355,874	43.70	1,676,395,874	43.84	1,653,355,874	41.46	1,676,395,874	41.61
呂氏家族成員(主要股東除外)	224,304,664	6.79	224,304,664	5.93	227,804,664	5.96	224,304,664	5.62	227,804,664	5.65
嘉華國際	614,984,047	18.62	162,484,047	4.30	162,484,047	4.25	162,484,047	4.07	162,484,047	4.03
銀河娛樂董事(呂氏家族成員除外)	2,752,533	0.08	2,752,533	0.07	7,152,533	0.19	2,752,533	0.07	7,152,533	0.18
銀河娛樂其他關連人士 *(附註3)*	82,250,410	2.49	82,250,410	2.17	82,250,410	2.15	82,250,410	2.06	82,250,410	2.04
Permira基金	0	0	775,884,000	20.51	775,884,000	20.29	775,884,000	19.46	775,884,000	19.26
公眾股東	881,970,833	26.70	881,970,833	23.31	891,885,833	23.32	1,086,784,837	27.25	1,096,699,837	27.22
總計	3,302,814,361	100	3,783,002,361	100	3,823,857,361	100	3,987,816,365	100	4,028,671,365	100

附註：

1. 以上百分比乃假設自本公佈日期起至完成止期間，除行使銀河娛樂可換股債券及僱員購股權外，銀河娛樂已發行股本並無任何變動計算得出。

2. 誠如下文「一般事項」一節所述，現時之意向為於完成後維持銀河娛樂在聯交所之上市地位。將於完成前採取適當步驟，確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。有關步驟可能包括由就上市規則而言並不屬公眾股東之銀河娛樂股東出售銀河娛樂股份，及／或向就上市規則而言並不屬公眾股東之人士發行新銀河娛樂股份，進一步詳情將載於通函內。聯交所已向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兌換股份上市及買賣。

3. 銀河娛樂之「其他關連人士」指Future Leader Management Limited，該公司由銀河娛樂附屬公司之董事何安全先生控制。

4. 於本公佈日期，呂氏家族成員根據僱員購股權獲授購股權，涉及合共26,540,000股銀河娛樂股份。並非呂氏家族成員之其他銀河娛樂董事亦根據僱員購股權獲授購股權，涉及合共4,400,000股銀河娛樂股份。僱員購股權詳情將載於通函。

5. 銀河娛樂可換股債券現時生效之兌換價為9.14港元。

銀河娛樂毋須因此提出全面收購建議

呂博士為嘉華國際單一最大股東及控股股東。緊隨完成後，透過City Lion直接持有銀河娛樂股權，主要信託將繼續擁有銀河娛樂之控制權。出售、發行認購股份及發行兌換股份將不會引致收購守則項下之任何全面收購建議責任。

出售

出售之理由

截至二零零六年十二月三十一日止財政年度，嘉華國際之綜合營業額、除稅前溢利及除稅後溢利分別為275,956,000港元、1,008,763,000港元及701,744,000港元。

截至二零零六年十二月三十一日止年度，銀河娛樂之經審核綜合（除稅前）及（除稅後）虧損淨額分別為1,525,662,000港元及1,531,510,000港元。截至二零零五年十二月三十一日止年度，經審核綜合（除稅前）及（除稅後）純利分別為2,398,388,000港元及2,396,705,000港元。

嘉華國際主要在香港、中國及東南亞從事物業投資及發展業務，而其於銀河娛樂（之前為嘉華國際之附屬公司）之權益為其之前控股權益之餘額。銀河娛樂於二零零五年收購銀河娛樂場股份有限公司之控制權，其後成為澳門娛樂場及博彩設施以及相關消閒設施之主要發展商及營運商。銀河娛樂集團之業務與嘉華國際集團之核心業務之間並無

關連，因此嘉華國際相信，對市場而言，嘉華國際集團之業務重點並不清晰。嘉華國際執行董事相信，由於出售將有助認清嘉華國際集團之重點，並為嘉華國際之發展籌集巨額資金，故出售將對嘉華國際有利。

於完成時，嘉華國際於銀河娛樂之股權將由18.6%減至4.3%（假設自本公佈日期起至完成止期間，除於完成時發行認購股份及兌換股份外，銀河娛樂之已發行股本並無任何變動）。

嘉華國際之出售所得款項用途

嘉華國際擬將出售所得款項約3,810,050,000港元用於其物業發展業務及投資（如有），及作一般營運資金。

嘉華國際－上市規則之相關規定

就銷售股份應付嘉華國際之代價相當於嘉華國際於二零零七年十月五日之總市值約31.9%。因此，根據上市規則，出售構成嘉華國際之主要交易。

出售構成上市發行人嘉華國際與Permira投資工具（各為獨立第三方）間之交易，交易涉及嘉華國際出售銀河娛樂之權益，而銀河娛樂之主要股東呂博士為控制人，因此交易屬上市規則第14A.13(1)(b)(i)條所界定嘉華國際之關連交易。出售須待嘉華國際獨立股東批准，方可作實。表決將以投股數投票方式進行。呂博士、彼之配偶及彼控制之公司、呂氏家族成員及彼等各自之聯繫人士將放棄表決。

嘉華國際董事（包括嘉華國際獨立非執行董事）認為，出售乃按正常商業條款訂立，有關條款屬公平合理，並符合嘉華國際及其股東整體利益（惟嘉華國際獨立董事委員會之意見可予檢討）。嘉華國際獨立董事委員會有關股份出讓協議項下擬進行交易之意見及推薦意見將載於通函。

嘉華國際獨立董事委員會由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，乃為向嘉華國際獨立股東提供有關出售之推薦意見而成立。嘉華國際將委任獨立財務顧問，以就出售向嘉華國際獨立董事委員會及嘉華國際獨立股東提供推薦意見，並將於可行情況下盡快就有關委任作出公佈。

嘉華國際之出售利潤

緊隨完成後及假設自本公佈日期起至完成止期間，除發行認購股份及兑換股份外，銀河娛樂之已發行股本並無任何變動，嘉華國際於銀河娛樂之權益將由約18.6%減至4.3%。嘉華國際出售銷售股份之利潤估計約為1,470,625,000港元。嘉華國際之出售估計利潤乃按銷售股份之總交易價格計算。

嘉華國際債券

該等建議各部分均毋須根據嘉華國際債券徵求批准或同意，亦無任何部分將導致須對嘉華國際債券任何條款作出調整。

有關Permira Advisers LLP及Permira投資工具之資料

Permira Advisers LLP、Permira LP及Permira投資工具及彼等之最終實益擁有人為銀河娛樂及嘉華國際以及彼等各自之關連人士之獨立第三方。

Permira投資工具乃新設之指定目標工具，其主要業務為持有認購股份及銷售股份。Permira LP為Permira SPV I之實益擁有人。

嘉華國際、Sutimar及Permira投資工具獲Penta（擁有嘉華國際已發行具投票權股份約15.79%之公司）承諾會於嘉華國際股東特別大會就批准股份出讓協議之決議案投贊成票。

一般事項

上市地位

現時之意向為完成後維持銀河娛樂在聯交所之上市地位。將於完成前採取適當步驟確保緊隨完成後公眾人士所持銀河娛樂股份將不少於25%。此等步驟可能包括發行新銀河娛樂股份及／或由嘉華國際及／或家族公司向獨立第三方減配足夠銀河娛樂股份。聯交所向銀河娛樂表示，倘有關發行導致銀河娛樂股份之公眾持股量不足，將不會批准認購股份及兑換股份上市及買賣。

聯交所已聲明，將密切注視銀河娛樂股份及嘉華國際股份在聯交所之買賣情況。倘聯交所相信：

– 銀河娛樂股份或嘉華國際股份存在或可能存在虛假市場；或

– 公眾人士所持銀河娛樂股份不足以維持有秩序之市場，

聯交所將考慮行使其酌情權暫停銀河娛樂股份或嘉華國際股份買賣。

通函

通函將於可行情況下盡快寄交嘉華國際股東及銀河娛樂股東，當中載有（其中包括）出售之進一步詳情及嘉華國際獨立董事委員會有關出售之推薦意見、認購協議及浮息票據協議之詳情以及銀河娛樂獨立董事委員會有關浮息票據協議之意見、獨立財務顧問致嘉華國際獨立董事委員會及嘉華國際獨立股東之意見函件以及獨立財務顧問致銀河娛樂獨立董事委員會及銀河娛樂獨立股東之意見函件，連同上市規則規定之其他資料及召開嘉華國際股東特別大會及銀河娛樂股東特別大會之通告。

由於必須達成多項先決條件方告完成，該等建議不一定實行。股東及有意投資者於買賣銀河娛樂股份及／或嘉華國際股份時，務請審慎行事。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「聯屬人士」	指	就任何人士而言，直接或間接控制該人士、或被該人士控制或受共同控制之任何其他人士；
「協議」	指	股份出讓協議、認購協議、浮息票據協議及投資者權利協議，或文義所指上述任何一份協議；
「反攤薄權利」	指	「協議」一節所載認購協議詳情內「反攤薄權利」所述銀河娛樂將向Permira投資工具授出之權利；
「適用股份」	指	初步股份（就任何股份拆細或合併作出調整），連同於完成日期後已發行或已收取之任何股份或其他證券，及該等初步股份應佔或產生之任何股份或其他證券，包括就供股或紅利派發及行使反攤薄權利已收取之股份或其他證券，但不包括根據銀河娛樂已宣派或已發行之代息股份或用以取代現金股息已收取之股份或其他證券，或投資者除根據認購協議或股份出讓協議以外已收購之股份或其他證券；

「聯繫人士」	指	上市規則所賦予涵義；
「營業日」	指	星期六、星期日或英國及威爾斯或香港公眾假期以外之日子；
「通函」	指	銀河娛樂及嘉華國際將就股份出讓協議、認購協議、浮息票據協議、投資者權利協議及股東協議寄發之聯合通函；
「City Lion」	指	City Lion Profits Corp.，於英屬處女群島註冊成立之公司，由主要信託全資擁有；
「競爭對手」	指	(1)任何澳門賭博或其他形式博彩業務特許經營合約(concession contract of Macau for the Operation of Chance or Games of Other Forms with Macau)之訂約方(該等人士為「特許經營商」)；(2)任何澳門賭博或其他形式博彩業務分包特許經營合約(sub-concession contract of Macau for the Operation of Chance or Games of Other Forms with a Concessionaire)之訂約方(該等人士為「特許經營分包商」)；(3)任何貴賓室營運商，或澳門政府監管透過博彩監察協調局發牌或監管之博彩中介人；(4)任何就於澳門營運擁有四十(40)張賭桌或以上博彩設施擁有收益及／或分享盈利或類似安排之人士(「第三方參與人」)，(5)任何由澳門政府透過博彩監察協調局發牌或監管之特許經營商、特許經營分包商、第三參與人、貴賓室營運商或及發起人之董事及高級管理人員；及(6)彼等各自之聯屬人士；
「完成」	指	(i)根據股份出讓協議完成買賣銷售股份；(ii)根據認購協議完成認購及發行認購股份；及(iii)根據浮息票據協議完成償還浮息票據及發行兌換股份(或如文義所指完成一項或多於一項上述事宜)；
「完成日期」	指	完成發生之日期
「關連人士」	指	上市規則所賦予涵義
「條件」	指	「協議」一節內相關協議詳情所載任何指定協議須達成之條件

「控制權」	指	一名人士確保另一人士之事務直接或間接根據前者之意願進行之權力，方式為透過實益擁有另一人士逾50%之表決權，或擁有委任或罷免另一人士董事會（或相應組織）大部分成員之權力或控制另一人士董事會（或相應組織）大部分成員之權力，而「控制」及「受控制」亦據此詮釋；
「兑換股份」	指	將根據浮息票據協議向票據持有人發行之合共156,804,000股新銀河娛樂股份；
「出售」	指	Sutimar根據股份出讓協議建議出售452,500,000股銀河娛樂股份；
「呂博士」	指	呂志和博士，嘉華國際及銀河娛樂之執行董事及主席；
「僱員購股權」	指	根據分別於一九九六年十月十日及二零零二年五月三十日採納之銀河娛樂僱員購股權計劃授出可認購合共40,855,000股銀河娛樂股份之購股權，及於本公佈日期尚未行使之購股權，每股銀河娛樂股份之行使價介乎0.5333港元至4.59港元；
「產權負擔」	指	按揭、抵押、質押、留置權、選擇權、限制、優先承購權、優先購買權、第三方權利或權益、其他產權負擔或任何類別之抵押權益，或具有類似效力之任何其他類別協議或安排；
「家族公司」	指	City Lion、Netfinity及Recurrent Profits；
「呂耀東」	指	呂耀東先生，銀河娛樂及嘉華國際之執行董事，為呂博士之兒子及呂氏家族之成員；
「浮息票據協議」	指	銀河娛樂與票據持有人所訂立日期為二零零七年十月八日有關兑換及償還浮息票據之協議；
「浮息票據」	指	銀河娛樂於二零零五年七月二十二日向票據持有人發行本金額合共2,371,805,067港元之「B類」浮息無抵押貸款票據（其後於二零零六年一月十四日經修訂，並於二零零八年九月三十日應付）；
「銀河娛樂」	指	銀河娛樂集團有限公司，於香港註冊成立之公司，其股份在聯交所上市；
「銀河娛樂董事會」	指	銀河娛樂董事會；

「銀河娛樂可換股債券」	指	240,000,000美元(初步本金額)銀河娛樂二零一一年到期零息可換股票據,可兌換銀河娛樂股份;
「銀河娛樂董事」	指	銀河娛樂董事;
「銀河娛樂股東特別大會」	指	銀河娛樂將召開之股東特別大會,以批准(其中包括)認購協議及據此擬進行交易以及浮息票據協議及據此擬進行交易;
「銀河娛樂集團」	指	銀河娛樂及其附屬公司;
「銀河娛樂獨立董事委員會」	指	由顏志宏先生及葉樹林博士組成之銀河娛樂獨立董事委員會,以向銀河娛樂獨立股東提供有關浮息票據協議之意見;
「銀河娛樂獨立股東」	指	上市規則或聯交所規定須放棄表決之股東以外之銀河娛樂股份持有人;
「銀河娛樂股份」	指	銀河娛樂股本中每股面值0.10港元之股份;
「銀河娛樂股東」	指	銀河娛樂股份持有人;
「港元」	指	香港法定貨幣港元;
「香港」	指	中國香港特別行政區;
「獨立第三方」	指	就嘉華國際而言,據嘉華國際董事作出一切合理查詢後所深知、全悉及確信,本身及其最終實益擁有人乃獨立於嘉華國際、家族公司或嘉華國際任何關連人士且與彼等概無關連之第三方,而且就嘉華國際而言,亦並非與銀河娛樂、呂博士或彼等各自之聯繫人士一致行動人士(定義見收購守則); 就銀河娛樂而言,據銀河娛樂董事作出一切合理查詢後所深知、全悉及確信,本身及其最終實益擁有人乃獨立於銀河娛樂、家族公司或銀河娛樂任何關連人士且與彼等概無關連之第三方,而且就銀河娛樂而言,亦並非與嘉華國際、呂博士或彼等各自之聯繫人士一致行動人士(定義見收購守則);

「投資者權利協議」	指	銀河娛樂、Permira SPV I、Permira IV L.P.1與主要股東就Permira SPV 1委任董事加入銀河娛樂董事會之權利所訂立日期為二零零七年十月八日之協議；
「初步股份」	指	銷售股份及認購股份；
「嘉華國際」	指	嘉華國際集團有限公司，在百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「嘉華國際董事會」	指	嘉華國際董事會；
「嘉華國際債券」	指	初步本金額為864,260,000港元之二零零九年到期0.50厘有擔保可換股債券，可兌換為繳足嘉華國際股份，由嘉華國際一間全資附屬公司發行；
「嘉華國際董事」	指	嘉華國際董事；
「嘉華國際集團」	指	嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由嘉華國際董事會成員鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，向嘉華國際獨立股東提供有關出售之意見；
「嘉華國際獨立股東」	指	呂氏家族成員、呂博士以及彼等各自之聯繫人士與彼等所控制公司以外之嘉華國際股份持有人；
「嘉華國際股東」	指	嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際將召開之股東特別大會，以批准(其中包括)出售；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元的股份；
「嘉華國際股東」	指	嘉華國際股份持有人；
「最後交易日期」	指	就銀河娛樂而言，為銀河娛樂股份於二零零七年十月五日下午二時三十分暫停買賣前之銀河娛樂股份最後交易日二零零七年十月五日下午二時三十分；就嘉華國際而言，為嘉華國際股份於二零零七年十月八日上午九時三十分暫停買賣前之嘉華國際股份最後交易日二零零七年十月五日；
「上市規則」	指	聯交所證券上市規則；
「禁售期」	指	完成日期起計兩年期間；

「呂氏家族」	指	呂博士所有子女，即呂耀東先生、呂耀南先生、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，以及彼等各自之聯繫人及彼等所擁有公司(嘉華國際除外)；
「澳門」	指	中國澳門特別行政區；
「主要股東」	指	City Lion、Super Focus、Mark Liaison、Premium Capital、呂博士、Recurrent Profits、呂耀東及鄧呂慧瑜女士，彼等全為呂氏家族成員；
「Mark Liaison」	指	Mark Liaison Limited，在香港註冊成立之有限公司，由呂博士最終全資擁有及控制；
「重大營運附屬公司」	指	擁有銀河娛樂集團業務相關管理或營運功能且以非綜合計算於每個財政年度為銀河娛樂集團帶來超過10%綜合收益之任何銀河娛樂附屬公司;
「美林」	指	Merrill Lynch (Asia Pacific) Limited及聯屬人士；
「Netfinity」	指	Netfinity Assets Corporation，在英屬處女群島註冊成立之公司，由呂博士兒子兼呂氏家族成員呂耀南全資擁有；
「票據持有人」	指	City Lion及Recurrent Profits，均為呂氏家族成員；
「Penta」	指	Penta Investment Advisers Limited，在英屬處女群島註冊成立之公司，由獨立第三方擁有，為嘉華國際主要股東及於本公佈日期持有嘉華國際已發行股份之15.79%；
「Permira Advisers LLP」	指	Permira基金之顧問
「Permira董事」	指	認購協議及投資者權利協議所載由Permira SPV I所提名擔任銀河娛樂董事之人士；
「Permira基金」	指	名為Permira IV之私人股本基金，由Permira Advisers LLP擔任顧問；
「Permira投資工具」	指	Permira SPV I及Permira SPV II；

「Permira LP」	指	Permira IV L.P.1，根據一九九五年格恩西島有限合夥公司法（經修訂）(Limited Partnerships (Guernsey) Law, 1995 (as amended)) 註冊為有限合夥公司，為Permira基金其中一間有限合夥公司；
「Permira SPV I」	指	ENB LUX 1 S.?r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「Permira SPV II」	指	ENB LUX 2 S.?r.l，於盧森堡註冊成立之有限公司，由Permira基金成立及全資擁有；
「中國」	指	中華人民共和國，不包括香港、澳門及台灣；
「Premium Capital」	指	Premium Capital Profits Limited，在英屬處女群島註冊成立之有限公司，由呂博士最終全資擁有及控制；
「主要信託」	指	根據澤西法例成立之呂氏家族全權信託，HSBC International Trustee Limited為其唯一信託人；
「Recurrent Profits」	指	Recurrent Profits Limited，在英屬處女群島註冊成立之公司，由呂耀東全資擁有；
「有關董事會」	指	銀河娛樂場股份有限公司及銀河娛樂其他重大營運附屬公司之董事會；
「受限制人士」	指	銀河娛樂在合理情況下根據美國、英國或澳門適用博彩法例視為不適合直接或間接控制、經營或持有博彩牌照或（無論有形或無形）博彩場所或擁有當中重大權益之任何人士；或銀河娛樂在合理情況下視為不適合直接或間接控制、經營或持有博彩牌照或（無論有形或無形）博彩場所或擁有當中重大權益之人士；
「銷售股份」	指	Sutimar根據股份出讓協議將出售之452,500,000股銀河娛樂股份；
「證監會」	指	香港證券及期貨事務監察委員會；
「股份出讓協議」	指	Sutimar、Permira投資工具與嘉華國際（作為擔保人）所訂立日期為二零零七年十月八日有關出售之股份出讓協議；
「股東協議」	指	Permira投資工具與主要股東所訂立日期為二零零七年十月八日之股東協議；

「聯交所」	指	香港聯合交易所有限公司;
「認購協議」	指	銀河娛樂、Permira投資工具與Permira L.P.所訂立日期為二零零七年十月八日有關Permira投資工具認購合共323,384,000股新銀河娛樂股份之協議;
「認購股份」	指	銀河娛樂根據認購協議將向Permira投資工具發行之323,384,000股新銀河娛樂股份;
「Super Focus」	指	Super Focus Company Limted,在英屬處女群島註冊成立之有限公司,由呂博士全資擁有及控制;
「Sutimar」	指	Sutimar Enterprises Limited,嘉華國際全資附屬公司,在英屬處女群島註冊成立為有限公司,其業務為投資控股;
「收購守則」	指	香港公司收購及合併守則;
「交易價格」	指	每股銀河娛樂股份8.42港元,即就每股銷售股份、兑換股份及認購股份應付之價格;
「轉讓」	指	就任何銀河娛樂股份或任何銀河娛樂股份當中任何合法或實益權益而言,即:

(a) 出售、轉售或以其他方式轉讓有關股份或權益,包括但不限於以借股方式;

(b) 就有關股份或權益設立產權負擔;

(c) 以棄權或其他方式指示其他人士應該接受有關股份或權益,或給予其他人士該等權利;

(d) 就銀河娛樂股份所附表決或任何其他權利訂立協議;

(e) 就或參照有關股份或權益設立或准許存在現金結算期權、股本衍生工具或類似工具;或

(f) 無論是否受限於任何先決或後續條件,同意作出上述任何事宜:

惟根據與獨立財務機構之公平真誠安排為債務作出擔保之新銀河娛樂股份產權負擔除外,而有關債務將注入或投資於銀河娛樂,以供根據先舊後新配售、供股或私人配售銀河娛樂股份發行銀河娛樂股份;

「美元」　　　指　美利堅合眾國貨幣。

應銀河娛樂之要求，銀河娛樂股份已自二零零七年十月五日下午二時三十分起在聯交所暫停買賣。銀河娛樂已申請銀河娛樂股份自二零零七年十月十二日上午九時三十分起恢復買賣。

應嘉華國際之要求，嘉華國際股份已自二零零七年十月八日上午九時三十分起在聯交所暫停買賣。嘉華國際已申請嘉華國際股份自二零零七年十月十二日上午九時三十分起恢復買賣。

將於適當時候另行刊發公佈。

於本公佈日期，嘉華國際之執行董事為呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

本公佈日期，銀河娛樂之執行董事為呂志和博士(主席)、呂耀東先生、陳啟能先生、徐應強先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生及唐家達先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

承董事會命
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月十一日

本公佈所載若干數字已捨入，故僅為約數。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

SUSPENSION OF TRADING

At the request of K. Wah International Holdings Limited ("***Company***"), trading in the shares of the Company will be suspended with effect from 9:30 a.m. on Monday, 8 October 2007 pending the release of an announcement in relation to a major and connected transaction in with respect to disposal of shares in Galaxy Entertainment Group Limited.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 8 October 2007

As at the date of this statement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

38

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：173)

暫停股票買賣

應K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)之要求，本公司之股份將會由二零零七年十月八日(星期一)上午九時三十分開始暫停買賣，以待發表一則須予公佈及關連的交易有關出售銀河娛樂集團有限公司的股份之公告。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月八日

於本聲明日期，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

The Standard | Monday, October 8, 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)

(Stock Code: 173)

NOTIFICATION

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this notification until 8 November 2007 or until such time as the circular in respect of the captioned matter is sent to shareholders of the Company, whichever is the later. Copies will be provided upon request at no charge.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 8 October 2007

ω

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

通知

須予披露的交易
及
成立合營企業
藉以發展位於香港之該地塊

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十一月八日或有關上述事宜之通函寄發予股東之日(以較後者為準)止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可免費索取公告副本。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月八日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

DISCLOSEABLE TRANSACTION AND FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

The Board announces that Wealthy Vision (an indirect wholly-owned subsidiary of the Company) has entered into the MOA in respect of the Joint Venture for the purpose of developing the Land. Under the MOA, the Company has agreed to acquire a 15% equity interest in the JV Company. The total commitment of the Company in the Joint Venture will exceed 5% but not exceed 25% of one or more of the percentage ratios under Rule 14.07 of the Listing Rules as applicable to the Company. Accordingly, the formation of the Joint Venture constitutes a Discloseable Transaction. The Company intends to dispatch a circular to the Shareholders within the time and containing such details as are required by the Listing Rules.

(I) DATE OF THE MOA: 5 October 2007

(II) PARTIES TO THE MOA

1. (A) Nan Fung Development, a company beneficially owned by Mr. Chen Din Hwa, and (B) Nan Fung Resources, a company beneficially owned by Ms. Chen Wai Wai Vivien.

2. King Chance, a wholly-owned subsidiary of Sino Land Company Limited.

3. Wealthy Vision, an indirect wholly-owned subsidiary of the Company.

4. Gempress, an indirect wholly-owned subsidiary of USI Holdings Limited.

To the best of the Directors' information, knowledge and belief (upon making reasonable enquiries), Nan Fung Development, Mr. Chen Din Hwa, Nan Fung Resources, Ms. Chen Wai Wai Vivien and each of the entities in 2 and 4 above in this section (II) are Independent 3rd Parties.

(III) MAJOR TERMS OF THE MOA

Purpose of the Joint Venture

The JV Company is formed for the purpose of developing the Land and management of the estate to be developed thereon. The business of the JV Company will be to invest in Pacific Bond, a newly incorporated company, the business of which is to construct properties on and develop the Land.

The Land is held under the Land Grant for a term of 50 years from 15 October 2007 under which it can only be used for private residential purposes. The site area of the Land is (about) 22,126 square metres, and maximum gross floor area for development on the Land is 66,378 square metres, according to the Land Grant. Pacific Bond (a wholly-owned subsidiary of the JV Company) will finalize the Land Grant (as grantee of the Land) with the Hong Kong Government after it pays in full the land premium of HK$4,550,000,000 on 15 October 2007. The share of land premium will be in proportion to each JV party's respective equity interest in the JV Company.

Ownership of Pacific Bond & the JV Company

The board of directors of the JV Company and Pacific Bond will comprise, in both cases, 8 directors, 3 of whom are nominated by Nan Fung Development, 3 by King Chance and 1 each by Wealthy Vision and Gempress.

Pursuant to the terms of the MOA, Nan Fung Development will transfer (at a consideration of US$1.00 per share) 150 issued shares which it has in the JV Company to Wealthy Vision, as well as 50 issued shares to Nan Fung Resources, 350 issued shares to King Chance, and 150 issued shares to Gempress, after which the shareholdings of the JV Company will be as described in (A) of this section (III). The shareholding of Pacific Bond is that as described in (B) of this section (III).

(A) THE JV COMPANY

Name of Shareholder	No. of issued shares to be held	% of equity interest
1. Nan Fung Development	300	30%
2. Nan Fung Resources	50	5%
3. King Chance	350	35%
4. Wealthy Vision	150	15%
5. Gempress	150	15%
TOTAL	1,000 (US$1.00 each)	100%

(B) PACIFIC BOND

Name of Shareholder	No. of issued shares held	% of equity interest
1. The JV Company	1 (HK$1.00 each)	100%

Executive Committee

An executive committee will be established by the board of directors of Pacific Bond and is responsible for overseeing and monitoring the development including the

day-to-day administration and management of development project on the Land. The executive committee reports to the board of the Pacific Bond and consists of 4 committee members. Nan Fung Development and Nan Fung Resources together nominate one, and each of King Chance, Wealthy Vision, and Gempress nominates one representative to the executive committee.

The lead project manager in respect of the development of the Land will be Nan Fung Development (or a company nominated by Nan Fung Development).

Financing of the JV Company & Pacific Bond

Wealthy Vision and each of the JV Partners will finance the development of the Land (including the provision (on a several but not joint, or joint and several, basis) of guarantees (and, if required, guarantees by their respective holding companies) to lender(s) for external financing to Pacific Bond or to the JV Company (as the case may be)) according to their respective equity interest in the JV Company if and to the extent it is reasonably practicable to do so, for the purposes of refinancing the loans advanced by Wealthy Vision and the JV Partners and financing the development. For any security to the external financing, Nan Fung Development and Nan Fung Resources will be deemed to be a single JV Partner whose shareholding in the JV Company will be the aggregate of their respective shareholdings in the JV Company.

(IV) CONSIDERATION & COMMITMENT OF THE COMPANY UNDER THE JOINT VENTURE

Pursuant to the terms of the MOA, Wealthy Vision will pay for its 150 shares (representing 15% equity interest) in the issued share capital of the JV Company, and the Company will pay (pro-rata to its own 15% interest) HK$682,500,000 (including HK$3,750,000 it advanced on its (15%) share being the deposit and part payment of the Land premium and HK$678,750,000 being its (15%) share of the balance of the land premium) to Pacific Bond on 15 October 2007.

The total construction and development cost is estimated to be HK$1,450,000,000. The Company will finance its proportionate (15%) share of the construction and development cost of the Land by Pacific Bond by providing (several/pro-rata) guarantee for bank borrowings by the JV Company and/or Pacific Bond, and by way of shareholder's loan to the JV Company and/or Pacific Bond.

The total commitment of the Company in the Joint Venture is (on present estimation) HK$900,000,000 (subject to such changes as the Company and the JV Partners may from time to time agree) as follows:-

1.	15% share of land premium	HK$682,500,000
2.	15% share of construction and development costs	HK$217,500,000

The Company will finance its total commitment through internal resources and bank financing.

ABOUT NAN FUNG DEVELOPMENT AND NAN FUNG RESOURCES

The Company has been informed that Nan Fung Development is wholly-owned by Chen's

Holdings Limited, which is 100% beneficially owned by Mr. Chen Din Hwa. Nan Fung Development is principally engaged in the property development and investment in Hong Kong. Nan Fung Resources is wholly-owned by Crosby Investment Holdings Inc. and is an investment holding company. Ms Chen Wai Wai Vivien, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

ABOUT KING CHANCE

The Company has been informed that King Chance is an investment holding company and a wholly-owned subsidiary of Sino Land Company Limited, which is principally engaged in the property development and investment in Hong Kong and whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 83).

ABOUT GEMPRESS

The Company has been informed that Gempress is an indirect wholly-owned subsidiary of USI Holdings Limited, which is an investment holding company. The principal subsidiaries of USI Holdings Limited are engaged in garment manufacturing and trading, branded products distribution, property rental and management, property development, property development management, provision of hospitality management services, and investing activities. The shares of USI Holdings Limited are listed on the Main Board of the Stock Exchange (Stock Code: 369).

ABOUT WEALTHY VISION

Wealthy Vision is an indirect wholly-owned subsidiary of the Company, which is an investment holding company. The principal subsidiaries of the Company are mainly engaged in property development and investment in Mainland China, Hong Kong and South East Asia.

REASONS FOR THE ACQUISITION AND THE FORMATION OF THE JOINT VENTURE

The Directors are optimistic about the property market in Hong Kong, especially the luxury residential sector. The Board believes that the acquisition of the interest in the Land through the Joint Venture will enhance not only the Group's asset portfolio but also strengthen the position of the Group in the luxury residential market in Hong Kong. The Directors consider that the Joint Venture is on normal commercial terms, which are fair and reasonable so far as the Company and the Shareholders are concerned, and that the Joint Venture is in the interest of the Company and the Shareholders as a whole.

GENERAL

The acquisition by the Company of a 15% interest in the JV Company and its financing commitment exceed 5% but does not exceed 25% of one or more of the applicable percentage ratios (as defined in the Listing Rules), and as such, it constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular on the Joint Venture in accordance with the requirements of the Listing Rules will be dispatched to the Shareholders as soon as practicable.

The MOA is binding on Wealthy Vision, the JV Company, and the JV Partners and will in due course be replaced by a shareholders agreement among the same parties, whereupon the MOA will terminate.

In the event that there is a material change to the terms of the MOA as described in this announcement, the Company will issue further announcement or supplemental circular (as the case may require). If there is any increase in the total capital commitment of the Company in the Joint Venture that will put the applicable percentage ratios to beyond 25%, the Company will comply with the relevant requirements of Chapter 14 of the Listing Rules.

DEFINITIONS

In this announcement:

"associates"	has the meanings ascribed thereto in the Listing Rules
"Board"	refers to the board of directors of the Company
"Company"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange
"Director(s)"	refers to the director(s) of the Company
"Gempress"	Gempress Limited, a limited company established in Hong Kong and an indirect wholly-owned subsidiary of USI Holdings Limited
"Group"	collectively refers to the Company and its subsidiaries
"Hong Kong" and "HK$"	respectively, the Hong Kong Special Administrative Region of the People's Republic of China and Hong Kong dollar (the lawfully currency of Hong Kong)
"Independent 3rd Party"	a 3rd party independent of the Company and connected persons of the Company (being a director, chief executive, or substantial shareholder of the Company or any of its subsidiaries or an associate of any of them)
"Joint Venture"	refers to the joint venture of Wealthy Vision and the JV Partners formed for development of the Land through the JV Company and Pacific Bond on the terms of the MOA
"JV Company"	Garwin Investment Limited, a company incorporated in British Virgin Islands on 28 August 2007 with registered office at Morgan & Morgan Building, P. O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands, formed pursuant to the terms of the MOA for the purpose of the Joint Venture
"JV Partners"	collectively refers to Nan Fung Development, Nan Fung Resources, King Chance and Gempress, and *"JV Partner"* is any one of them
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong that is beneficially owned by Sino Land Company Limited and is an Independent 3rd Party

"Land Grant"	the Agreement and Conditions of Sale in respect of the Land to be entered into by Pacific Bond with the Hong Kong Government
"Land"	that piece of land registered in the Land Registry (New Territories) as Tai Po Town Lot No.186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories, Hong Kong as described in the Land Grant
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange
"MOA"	a binding Memorandum of Agreement dated 5 October 2007 among Wealthy Vision, the JV Company, and the JV Partners for the formation of the Joint Venture.
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Mr. Chen Din Hwa and an Independent 3rd Party.
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong that is ultimately beneficially owned by Ms. Chen Wai Wai Vivien (who is the daughter of Mr. Chen Din Hwa) and an Independent 3rd Party.
"Pacific Bond"	Pacific Bond Limited, a company incorporated in Hong Kong on 16 July 2007 with registered office presently at 9th Floor, Central Building, 3 Pedder Street, Central, Hong Kong
"Shareholder(s)"	refers to the shareholder(s) of the Company.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"US$"	US Dollar, the lawfully currency of the United States of America
"Wealthy Vision"	Wealthy Vision Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"%"	Percentage

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 5 October 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）
（股份代號：173）

須予披露的交易
及
成立合營企業
藉以發展位於香港之該地塊

董事會宣佈，澤原（本公司之間接全資附屬公司）已就合營企業訂立備忘協議，藉以發展該地塊。根據備忘協議，本公司同意購入合營公司之15%股份權益。本公司於合營企業的總承擔超過上市規則第14.07條項下適用於本公司之一個或多個百分比率之5%，但不多於25%。因此，成立此合營企業構成一項須予披露的交易。本公司擬按照上市規則之規定於限期內向股東寄發有關詳情之通函。

(I) 訂立備忘協議之日期： 二零零七年十月五日

(II) 合營企業之訂約方

1. (A) 南豐發展（由陳廷驊先生實益擁有之公司）及(B)南豐資源（由陳慧慧女士實益擁有之公司）。

2. 會連，信和置業有限公司之全資附屬公司。

3. 澤原，本公司之間接全資附屬公司。

4. 峻迪，富聯國際集團有限公司之間接全資附屬公司。

各董事經合理查詢後知悉並深信，南豐發展、陳廷驊先生、南豐資源、陳慧慧女士，以及上文第(II)節第2及第4項所述之公司均為獨立第三方。

(III) 備忘協議之主要條款

成立合營企業之目的

合營公司之成立乃為發展地塊及管理發展後之房地產。合營公司持有的唯邦，為一間新成立的公司，其業務為建設及發展地塊。

地塊乃根據土地合同批出，由二零零七年十月十五日起爲期50年。根據土地合同，地塊僅可用作私人住宅用途。根據土地合同，地塊之地盤面積（約）22,126平方米，而地塊之最大建築面積爲66,378平方米。唯邦(合營公司之全資附屬公司)將於二零零七年十月十五日全數支付地價港幣4,550,000,000元後，以地塊之承批人身份與香港政府落實土地合同。而地價之出資將按照個別合營夥伴於合營公司之股份權益比率分攤。

唯邦及合營公司之擁有權

合營公司及唯邦兩者之董事會將由八名董事組成，其中南豐發展及會連各提名三人，另由澤原及峻迪各提名一人。

根據備忘協議之條款，南豐發展將（按每股代價美金1元）轉讓其於合營公司持有之150股已發行股份予澤原，50股已發行股份予南豐資源，350股已發行股份予會連，以及150股已發行股份予峻迪。股權轉讓後，合營公司之股權將如本公佈第(III)節(A)項所述。唯邦之股權將如本公佈第(III)節(B)項所述。

(A) 合營公司

股東名稱	將持有已發行股份數目	所佔股本權益百分比率
1. 南豐發展	300	30%
2. 南豐資源	50	5%
3. 會連	350	35%
4. 澤原	150	15%
5. 峻迪	150	15%
總計	1,000 (每股美金1元)	100%

(B) 唯邦

股東名稱	所持有已發行股份數目	所佔股本權益百分比率
1. 合營公司	1 (每股港幣1元)	100%

執行委員會

唯邦之董事會將成立一個執行委員會，專責監督、控制地塊發展、日常行政運作以及管理該發展項目。執行委員會需向唯邦之董事會匯報。執行委員會由四名委員組

成，其中由南豐發展及南豐資源聯合提名一人加入執行委員會，而會連、澤原及峻迪則各提名一位代表加入執行委員會。

南豐發展爲地塊發展的總項目經理(或由南豐發展提名的公司出任)。

合營公司及唯邦之融資

澤原及各合營夥伴將爲發展地塊撥付資金，包括（按個別但非共同，或共同及個別基準）按彼等各自於合營公司之權益，就唯邦或合營公司（視乎情況而定）獲得之外在融資向放債人提供擔保及（如有需要）由彼等各自之控股公司作出擔保。 若在可行的情況下，澤原及各合營夥伴可爲該發展項目再融資。 就獲得之外在融資而作出擔保，南豐發展及南豐資源將視爲單一夥伴，其持股量將按彼等各自於合營公司之權益的總和。

(IV)合營企業之代價及本公司對合營企業之承擔

根據備忘協議之條款，澤原將支付其於合營公司已發行股本中之150股股份（佔15%股本權益），以及本公司將（按其本身所佔15%權益）於二零零七年十月十五日支付唯邦港幣682,500,000元（當中包括其就所佔15%地價按金及部份付款墊支之港幣3,750,000元及其所佔15%之地價餘額港幣678,750,000元)。

總建築及開發成本估計爲港幣1,450,000,000元。本公司將透過就合營公司及／或唯邦之銀行借貸（個別基準／按比例）提供擔保，及向合營公司及／或唯邦股東以貸款方式，按其所佔建築及開發成本之（15%）比例，撥付唯邦於地塊之建築及開發成本。

本公司於合營企業之總承擔（按現時估計）爲港幣900,000,000元 (惟最終之總承擔額按本公司及合營夥伴不時作出之協定而變更)，即：

1.	地價之15%權益	港幣682,500,000元
2.	建築及開發成本之15%權益	港幣217,500,000元

本公司最終之總承擔額將由內部資源及銀行貸款融資。

有關南豐發展及南豐資源之資料

本公司獲告知，南豐發展由Chen's Holdings Limited全資擁有，而Chen's Holdings Limited則由陳廷驊先生全資實益擁有。南豐發展之主要業務爲於香港從事物業發展及投資。南豐資源由Crosby Investment Holdings Inc.全資擁有，爲一間投資控股公司。陳慧慧女士（陳廷驊先生之女兒）爲南豐資源之全資實益擁有人。

有關會連之資料

本公司獲告知，會連爲一間投資控股公司，爲信和置業有限公司之全資附屬公司，信和置業有限公司之主要業務爲於香港從事物業發展及投資，其股份於聯交所主板上市（股份代號：83）。

有關峻迪之資料

本公司獲告知，峻迪爲富聯國際集團有限公司之間接全資附屬公司，而富聯國際集團有限公司爲一間投資控股公司。富聯國際集團有限公司之主要附屬公司之業務爲製衣及貿易、分銷品牌產品、物業租賃及管理、物業發展、物業發展管理、休閒活動管理及投資活動。富聯國際集團有限公司之股份於聯交所主板上市（股份代號：369）。

有關澤原之資料

澤原爲本公司之間接全資附屬公司，爲一間投資控股公司。本公司主要附屬公司之主要業務位於中國內地、香港及東南亞從事物業發展及投資。

進行收購及成立合營企業之理由

董事認爲香港樓市前景樂觀，尤其是豪宅市場。董事會相信，透過合營企業收購地塊之權益不僅可擴大本集團之資產投資組合，同時亦可提升本集團於香港豪宅市場之地位。董事認爲合營企業乃按正常商業條款成立，條款對本公司及股東而言屬公平合理，而成立合營企業乃符合本公司及股東之整體利益。

一般事項

本公司收購合營公司之15%權益及其出資承擔超過一個或多個適用百分比率（定義見上市規則）之5%，但不多於25%，因此，根據上市規則第14章之規定構成本公司之須予披露的交易。本公司將遵照上市規則之規定，將有關合營企業之通函盡快寄發予股東。

備忘協議對澤原、合營公司及合營夥伴均具約束力，並將於適當時間以一份由相同訂約方訂立之股東協議取代，屆時備忘協議將予終止。

倘本公佈所述備忘協議之條款有重大變更，本公司將另行公佈或刊發補充通函（視乎情況而定）。倘若本公司於合營企業之總資本承擔有任何增加，導致適用之百分比率超出25%，本公司將遵守上市規則第14章之相關規定。

釋義

於本公佈內：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	本公司董事會
「本公司」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限公司，其股份於聯交所主板上市
「董事」	指	本公司董事
「峻迪」	指	峻迪有限公司，一間於香港註冊成立之有限公司，爲富聯國際集團有限公司之間接全資附屬公司
「本集團」	指	本公司及其附屬公司之統稱
「香港」及「港幣」	分別指	中華人民共和國香港特別行政區及香港法定貨幣港元
「獨立第三方」	指	獨立於本公司及本公司之關連人士(即本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等之聯繫人）之獨立第三方
「合營企業」	指	澤原根據備忘協議之條款與合營夥伴合作，透過合營公司及唯邦以發展地塊
「合營公司」	指	Garwin Investment Limited嘉榮投資有限公司，一間於二零零七年八月二十八日在英屬處女群島註冊成立之公司，註冊辦事處位於Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola, British Virgin Islands，爲合作發展地塊及根據備忘協議之條款而成立之合營公司
「合營夥伴」	指	南豐發展、南豐資源、會連及峻迪之統稱，其各自亦稱爲「合營夥伴」
「會連」	指	會連發展有限公司，一間於香港註冊成立之公司，由信和置業有限公司實益擁有，爲一獨立第三方

「土地合同」	指	唯邦與香港政府將就地塊訂立之土地條件批文
「地塊」	指	土地合同所述於新界土地註冊處註冊爲香港新界大埔大埔市地段186號白石角發展區第1期B地盤之該幅土地
「上市規則」	指	聯交所證券上市規則
「備忘協議」	指	澤原、合營公司及合營夥伴就合作發展地塊而於二零零七年十月五日訂立具有約束力的備忘協議
「南豐發展」	指	南豐發展有限公司，一間於香港註冊成立之公司，由陳廷驊先生最終實益擁有，爲一獨立第三方
「南豐資源」	指	南豐資源有限公司，一間於香港註冊成立之公司，由陳慧慧女士（陳廷驊先生之女兒）最終實益擁有，爲一獨立第三方
「唯邦」	指	唯邦有限公司，一間於二零零七年七月十六日在香港註冊成立之公司，其註冊地址現位於香港畢打街3號中建大廈9樓
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美國法定貨幣美元
「澤原」	指	澤原有限公司，一間於香港註冊成立之公司，爲本公司之間接全資附屬公司
「百分比率」	指	百分比率

截止本公佈日，執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黄乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年十月五日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司)
(Stock code 股份代號 0173)

跨越．創新領域
Building Blocks for the Future



Interim Report 2007 中期報告

Contents

Corporate Information

CHAIRMAN

Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA

MANAGING DIRECTOR

Mr. Eddie Hui Ki On (Acting), GBS, CBE, QPM, CPM

EXECUTIVE DIRECTORS

Mr. Francis Lui Yiu Tung
Mr. Lennon Lun Tsan Kau (Deputy Managing Director)
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP*
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP*
Dr. Robin Chan Yau Hing, GBS, LLD, JP*
Dr. Charles Cheung Wai Bun, JP*
Mr. Robert George Nield*

* *Independent Non-executive Directors*

COMPANY SECRETARY

Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT

Mr. Ken Wong Chun Keung, FCCA, CPA, FCGA

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

HONG KONG BRANCH SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286–1258
USA

WEBSITE ADDRESS

http://www.kwih.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	:	173
Bloomberg	:	173 HK
Reuters	:	0173.HK

BOND LISTING

Luxembourg Stock Exchange

Interim Results Highlights and Interim Dividend

INTERIM RESULTS HIGHLIGHTS

The Board of Directors ("Board") of K. Wah International Holdings Limited ("Company") is pleased to announce the unaudited interim results for the six months ended 30 June 2007 ("Period") of the Company and its subsidiaries ("Group") as follows:

- Turnover was HK$1,759 million (2006: HK$129 million)
- Operating profit was HK$576 million (2006: HK$598 million)
- Profit for the period was HK$588 million (2006: HK$366 million)
- Profit attributable to shareholders was HK$439 million (2006: HK$108 million)
- Earnings per share was 18.06 HK cents (2006: 4.52 HK cents)

INTERIM DIVIDEND

The Board has declared an interim cash dividend for the Period of 2.5 HK cents per share, totaling HK$61,364,000, payable on 9 November 2007 to the shareholders whose names appear on the registers of members of the Company at the close of business on 12 October 2007 (2006: an interim scrip dividend (with cash option) of 1 HK cent per share totaling HK$24,187,000).

(I) BUSINESS REVIEW AND OUTLOOK

Operating Results

Turnover for the Period was HK$1,759 million as compared to HK$129 million for the same period last year. The increase in turnover was mainly due to the recognition of the sales of Shanghai Westwood Phase I during the Period. Profit attributable to shareholders increased by 306% to HK$439 million.

Property Development and Investment in Mainland China

Mainland China's economy continued to grow during the Period. Despite various policies and measures introduced by the Central Government, property market in core cities has remained active. Second-tier cities also attract interest of foreign investments.

Virtually all the residential units of Shanghai Westwood Phase I have been sold. Construction of Phase II has commenced and presale is expected for 2008. Other existing development projects were progressing in accordance with schedules.

The Group has commenced construction at its Guangzhou Huadu project in April of this year. The site is near to the New Baiyun International Airport and will be turned into an integrated hotel, offices and premium residential development with expected completion by 2009. The Group has also commenced phase development on its 2nd residential project, also at Huadu, Guangzhou with a gross floor area over 10 million sq. ft.

We are also looking for suitable sites and investment opportunities in other cities such as Qingdao, Kunming and Wuxi. With our extensive experience and expertise in property development in Mainland China, we believe that the expansion into these second-tier cities will put the Group in a long term sustainable growth path.

Property Development and Investment in Hong Kong

Economic rally continued during the Period and the property market had regained its momentum. The Group has entered in joint ventures (respectively, 25% and 15%) with other developers to develop two pieces of premium residential lands at Pak Shek Kok Reclamation area, Tai Po and Hoi Wan Road site in West Kowloon Reclamation area.

It is expected that The Great Hill and J Residence will be completed in the second half of 2007 when the sale revenue and profits will be recognized accordingly.

Investment in Galaxy Entertainment Group Limited (GEG)

The Group continues to hold its strategic investment in GEG which is being carried at fair value. As of 30 June 2007, the share price of GEG was HK$7.62 as compared to HK$7.28 at 31 December 2006. The increase in fair value of approximately HK$209 million was recorded in reserve.

Post Balance Sheet Event

On 8 August 2007, the Group, through public land auction in Mainland China, has acquired one piece of land in Guangzhou Huadu for residential development at a consideration of RMB206 million. The land has a site area of approximately 454,000 sq. ft.

(II) FINANCIAL REVIEW

Financial Position

The financial position of the Group remains strong. As of 30 June 2007, total equity increased to HK$9,170 million from HK$8,321 million at 31 December 2006.

The number of the issued shares of the Company increased as a result of the exercise of share options during the Period. The dilution effect, however, was offset by the profits for the Period.

Liquidity and Gearing Ratio

Cash and bank balances as of 30 June 2007 stood at HK$594 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 23%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollar. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the Period, the Group has not engaged in the use of derivative products.

Charges on Group Assets

As of 30 June 2007, investment properties and buildings with carrying values of HK$3,097 million (31 December 2006: HK$3,230 million) and HK$42 million (31 December 2006: HK$42 million) respectively were pledged to banks to secure the Group's borrowing facilities.

Guarantees

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and jointly controlled entities amounting to HK$5,161 million (31 December 2006: HK$4,557 million) and HK$1,225 million (31 December 2006: nil) respectively, of which HK$3,015 million (31 December 2006: HK$2,030 million) and HK$738 million (31 December 2006: nil) have been utilised respectively.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40 million (31 December 2006: HK$40 million) as of 30 June 2007.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

Employees and Remuneration Policy

As of 30 June 2007, the Group, excluding jointly controlled entities, employs 225 employees in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$43 million for the period under review.

The Group continues to attract, retain, motivate and promote competent and committed individuals for its long term success and growth. The Group believes our remuneration packages are fair and competitive based on quality, merit and development potentials.

With approval by the shareholders in 1989, the Group has a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels with the emphasis on provision of training and development opportunities.

Review Report of the Independent Auditors

TO THE BOARD OF DIRECTORS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTRODUCTION

We have reviewed the interim financial information of K. Wah International Holdings Limited (the "Company") set out on pages 8 to 18, which comprises the consolidated balance sheet as at 30 June 2007, and the consolidated profit and loss statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the six months then ended, and a summary of other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 13 September 2007

Consolidated Profit and Loss Statement (unaudited)

For the six months ended 30 June 2007

	Note	2007 HK$'000	2006 HK$'000
Turnover	5	**1,758,554**	129,203
Cost of sales		**(1,286,769)**	(35,376)
Gross profit		**471,785**	93,827
Other operating income		**67,386**	28,530
Administrative expenses		**(61,183)**	(59,826)
Other operating expenses		**(1,224)**	(1,413)
Change in fair value of investment properties		**99,365**	537,139
Operating profit	5 & 6	**576,129**	598,257
Finance costs		**(40,880)**	(48,222)
Share of profits less losses of jointly controlled entities		**152,005**	1,843
Profit before taxation		**687,254**	551,878
Taxation charge	7	**(98,933)**	(185,694)
Profit for the period		**588,321**	366,184
Attributable to:			
Shareholders		**439,487**	108,277
Minority interests		**148,834**	257,907
		588,321	366,184
Interim dividend	8	**61,364**	24,187

	Note	2007 HK cents	2006 HK cents
Earnings per share	9		
Basic		**18.06**	4.52
Diluted		**17.89**	4.49

Consolidated Balance Sheet (unaudited)

As at 30 June 2007

	Note	30 June 2007 HK$'000	31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**53,857**	54,297
Investment properties		**3,237,766**	3,367,669
Leasehold land and land use rights		**69,426**	69,780
Jointly controlled entities		**1,484,344**	575,502
Non-current investments		**4,686,178**	4,477,084
Other non-current assets		**8,317**	9,592
		9,539,888	8,553,924
Current assets			
Development properties		**5,485,673**	5,309,940
Debtors and prepayments	11	**259,437**	283,504
Tax recoverable		**1,441**	46,590
Cash and bank balances		**593,781**	741,060
		6,340,332	6,381,094
Total assets		**15,880,220**	14,935,018

	Note	30 June 2007 HK$'000	31 December 2006 HK$'000
EQUITY			
Share capital	12	**243,505**	242,995
Reserves		**7,892,250**	7,221,368
Shareholders' funds		**8,135,755**	7,464,363
Minority interests		**1,034,280**	856,817
Total equity		**9,170,035**	8,321,180
LIABILITIES			
Non-current liabilities			
Borrowings	13	**2,717,088**	1,914,731
Deferred taxation liabilities		**438,839**	524,085
		3,155,927	2,438,816
Current liabilities			
Creditors and accruals	14	**1,961,084**	2,967,505
Current portion of borrowings	13	**1,391,500**	1,196,256
Tax payable		**140,805**	11,261
Dividend payable		**60,869**	—
		3,554,258	4,175,022
Total liabilities		**6,710,185**	6,613,838
Total equity and liabilities		**15,880,220**	14,935,018

Consolidated Cash Flow Statement (unaudited)

For the six months ended 30 June 2007

	2007 **HK$'000**	2006 HK$'000
Net cash used in operating activities	**(381,252)**	(333,565)
Net cash (used in)/from investing activities	**(716,807)**	1,171
Net cash from financing activities	**1,000,731**	690,080
Net (decrease)/increase in cash and cash equivalents	**(97,328)**	357,686
Cash and cash equivalents at beginning of period	**741,060**	255,206
Changes in exchange rates	**(49,951)**	(16,727)
Cash and cash equivalents at end of period	**593,781**	596,165

Consolidated Statement of Changes in Equity (unaudited)

For the six months ended 30 June 2007

	Share capital HK$'000	Other reserves HK$'000	Revenue reserve HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31 December 2006	**242,995**	**3,174,898**	**4,046,470**	**7,464,363**	**856,817**	**8,321,180**
Exchange differences	**–**	**74,211**	**–**	**74,211**	**28,629**	**102,840**
Exercise of share options	**510**	**8,959**	**–**	**9,469**	**–**	**9,469**
Change in fair value of non-current investments	**–**	**209,094**	**–**	**209,094**	**–**	**209,094**
Profit for the period	**–**	**–**	**439,487**	**439,487**	**148,834**	**588,321**
2006 final dividend	**–**	**–**	**(60,869)**	**(60,869)**	**–**	**(60,869)**
At 30 June 2007	**243,505**	**3,467,162**	**4,425,088**	**8,135,755**	**1,034,280**	**9,170,035**
At 31 December 2005	237,792	1,245,281	3,833,597	5,316,670	355,968	5,672,638
Exchange differences	–	9,729	–	9,729	4,505	14,234
Conversion of convertible bonds, net of tax	2,872	42,367	–	45,239	–	45,239
Exercise of share options	27	167	–	194	–	194
Capital contributions from minority interests	–	–	–	–	933	933
Fair value of share options	–	1,192	–	1,192	–	1,192
Change in fair value of non-current investments	–	1,952,574	–	1,952,574	–	1,952,574
Profit for the period	–	–	108,277	108,277	257,907	366,184
2005 final dividend	–	–	(24,030)	(24,030)	–	(24,030)
At 30 June 2006	240,691	3,251,310	3,917,844	7,409,845	619,313	8,029,158

Notes to the Financial Information

1 GENERAL INFORMATION

K. Wah International Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of the Stock Exchange of Hong Kong Limited. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

The principal activities of the Company and its subsidiaries (the "Group") are property development and investment in Hong Kong, Singapore and Mainland China and trading of plant and machinery in Japan.

2 BASIS OF PREPARATION

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties and non-current investments, which are carried at fair value, and in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

In 2007, the Group adopted the new standard, amendment and interpretations of Hong Kong Financial Reporting Standards ("HKFRS"), which are relevant to its operations, set out below.

- HKAS 1 (Amendment) Presentation of Financial Statements: Capital Disclosures
- HK(IFRIC) — Int 8 Scope of HKFRS 2
- HK(IFRIC) — Int 9 Reassessment of Embedded Derivatives
- HK(IFRIC) — Int 10 Interim Reporting and Impairment
- HKFRS 7 Financial Instruments: Disclosures

The Group has assessed the impact of the adoption of these new standard, amendment and interpretations and considered that there is no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures to be made in the annual financial statements.

3 FINANCIAL RISK MANAGEMENT

All aspects of the financial risk management objectives and policies of the Group are consistent with those disclosed in the annual financial statements for the year ended 31 December 2006.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions applied in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

5 SEGMENT INFORMATION

In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, debtors and prepayments. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

(A) Business segments

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30 June 2007				
Turnover	**1,637,319**	**121,235**	**–**	**1,758,554**
Operating profit	**509,303**	**2,856**	**63,970**	**576,129**
Finance costs				**(40,880)**
Share of profits less losses of jointly controlled entities	**152,005**	**–**	**–**	**152,005**
Profit before taxation				**687,254**
Taxation charge				**(98,933)**
Profit for the period				**588,321**
Capital expenditure	**(814)**	**(521)**	**–**	**(1,335)**
Depreciation	**(1,524)**	**–**	**–**	**(1,524)**
Amortisation	**(2,647)**	**–**	**–**	**(2,647)**
Change in fair value of investment properties	**99,365**	**–**	**–**	**99,365**
As at 30 June 2007				
Segment assets	**9,100,827**	**13,116**	**5,281,933**	**14,395,876**
Jointly controlled entities	**1,484,344**	**–**	**–**	**1,484,344**
Total assets	**10,585,171**	**13,116**	**5,281,933**	**15,880,220**
Total liabilities	**1,947,120**	**12,121**	**4,750,944**	**6,710,185**

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Six months ended 30 June 2006				
Turnover	98,465	30,738	–	129,203
Operating profit	594,513	1,693	2,051	598,257
Finance costs				(48,222)
Share of profits less losses of jointly controlled entities	1,843	–	–	1,843
Profit before taxation				551,878
Taxation charge				(185,694)
Profit for the period				366,184
Capital expenditure	(2,874)	(69)	–	(2,943)
Depreciation	(1,487)	–	–	(1,487)
Amortisation	(2,204)	–	–	(2,204)
Fair value gain on other investments	–	–	4,988	4,988
Change in fair value of investment properties	537,139	–	–	537,139
As at 31 December 2006				
Segment assets	9,077,991	15,838	5,265,687	14,359,516
Jointly controlled entities	575,502	–	–	575,502
Total assets	9,653,493	15,838	5,265,687	14,935,018
Total liabilities	2,953,352	11,377	3,649,109	6,613,838

Notes to the Financial Information (Continued)

5 SEGMENT INFORMATION (Continued)

(B) Geographical segments

	Turnover HK$'000	Operating profit/(loss) HK$'000	Capital expenditure HK$'000	Total assets HK$'000
				30 June
Six months ended 30 June 2007				**2007**
Hong Kong	**4,887**	**(12,508)**	**366**	**8,810,290**
Mainland China	**1,625,936**	**550,579**	**441**	**6,832,877**
Singapore	**6,496**	**35,174**	**7**	**213,494**
Japan	**121,235**	**2,884**	**521**	**23,559**
	1,758,554	**576,129**	**1,335**	**15,880,220**
				31 December
Six months ended 30 June 2006				2006
Hong Kong	5,821	(14,060)	688	7,798,305
Mainland China	84,127	604,735	2,186	6,933,816
Singapore	8,517	5,889	–	181,831
Japan	30,738	1,693	69	21,066
	129,203	598,257	2,943	14,935,018

6 OPERATING PROFIT

	2007 HK$'000	2006 HK$'000
Operating profit is stated after crediting:		
Exchange gain	**37,789**	17,843
Interest income	**27,913**	3,266
Gain on disposal of property, plant and equipment	**50**	–
Fair value gain on other investments	**–**	4,988
and after charging:		
Cost of inventories sold	**115,008**	25,815
Depreciation (net of amount capitalised under properties under development of HK$727,000 (2006: HK$701,000))	**1,524**	1,487
Amortisation of leasehold land (net of amount capitalised under properties under development of HK$17,664,000 (2006: HK$15,008,000))	**2,647**	2,204
Operating lease rental for land and buildings	**1,800**	2,160
Loss on disposal of property, plant and equipment	**–**	56

7 TAXATION CHARGE

	2007 HK$'000	2006 HK$'000
Current taxation		
Hong Kong profits tax	**6**	12
Overseas taxation	**197,670**	168
Deferred taxation	**(98,743)**	185,514
	98,933	185,694

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation credit of jointly controlled entities for the six months ended 30 June 2007 amounting to HK$10,316,000 (2006: charge of HK$1,017,000) was included in the profit and loss statement under share of profits less losses of jointly controlled entities.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law in Mainland China ("New CIT Law"), which will reduce the corporate income tax rate from 33% to 25% with effect from 1 January 2008. Consequently, the Group has reassessed the amount of deferred taxation liabilities based on the revised tax rate of the New CIT Law. As a result, deferred taxation liabilities of the Group and jointly controlled entities amounting to HK$130,817,000 and HK$2,702,000, respectively, have been written back during the six months ended 30 June 2007.

8 INTERIM DIVIDEND

The Board has declared an interim cash dividend of 2.5 HK cents per share (totalling HK$61,364,000) for the six months ended 30 June 2007 (2006: an interim scrip dividend (with cash option) of 1 HK cent per share, totalling HK$24,187,000). This amount will be accounted for as an appropriation of revenue reserve for the year ending 31 December 2007.

9 EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the period is based on the following:

	2007 HK$'000	2006 HK$'000
Profit attributable to shareholders	**439,487**	108,277
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds, net of tax	**677**	1,274
Profit for calculation of diluted earnings per share	**440,164**	109,551

	2007	2006
Weighted average number of shares for calculating basic earnings per share	**2,433,459,000**	2,394,314,000
Effect of dilutive potential ordinary shares:		
Share options	**5,708,000**	4,991,000
Convertible bonds	**21,277,000**	39,096,000
Weighted average number of shares for calculating diluted earnings per share	**2,460,444,000**	2,438,401,000

10 CAPITAL EXPENDITURE

For the six months ended 30 June 2007, the Group incurred HK$1.3 million (2006: HK$2.9 million) on property, plant and equipment. The Group has disposed of HK$0.5 million (2006: HK$0.6 million) of property, plant and equipment.

11 DEBTORS AND PREPAYMENTS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Trade debtors, net of provision	**6,102**	12,713
Other debtors, net of provision	**43,932**	70,447
Prepayments and deposits	**209,403**	200,344
	259,437	283,504

Trade debtors mainly comprise sale of goods and rental. Rental from tenants is due and payable in advance. Sales terms of goods vary and are determined with reference to the prevailing market conditions.

The aging analysis of the trade debtors of the Group based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Within one month	**3,013**	5,923
Two to three months	**184**	2,492
Four to six months	**32**	2
Over six months	**2,873**	4,296
	6,102	12,713

12 SHARE CAPITAL

	2007 Ordinary Shares of HK$0.10 each	**2007 HK$'000**	2006 Ordinary Shares of HK$0.10 each	2006 HK$'000
Authorised				
At 1 January and 30 June	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid				
At 1 January	**2,429,947,502**	**242,995**	2,377,921,049	237,792
Exercise of share options (a)	**5,107,000**	**510**	270,000	27
Conversion of convertible bonds (b)	–	–	28,723,399	2,872
At 30 June	**2,435,054,502**	**243,505**	2,406,914,448	240,691

(a) The Company operates a share option scheme under which options to subscribe for shares in the Company are granted to selected executives. During the period, no new options were granted (2006: nil) and options to subscribe for 5,107,000 shares (2006: 270,000 shares) were exercised. At 30 June 2007, outstanding options granted under the scheme are as follows:

Exercise period	**Exercise price per share HK$**	**Number of share options 30 June 2007**	Number of share options 31 December 2006
20 May 1999 to 19 May 2008	0.5586	–	33,000
30 December 2000 to 29 December 2009	0.3600	–	150,000
1 March 2004 to 28 February 2013	0.7200	**199,000**	422,000
22 October 2006 to 21 October 2011	1.9060	**13,125,000**	18,009,000
		13,324,000	18,614,000

(b) For the period ended 30 June 2006, convertible bonds with face value of HK$54 million were converted into 28.7 million ordinary shares of the Company, of which HK$2.87 million was credited to share capital and the balance to the share premium account.

13 BORROWINGS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Long term bank loans		
Secured	**2,491,368**	2,185,046
Unsecured	**1,405,599**	843,021
	3,896,967	3,028,067
Convertible bonds (a)	**33,593**	32,773
	3,930,560	3,060,840
Short term bank loans		
Secured	**10,000**	–
Unsecured	**168,028**	50,147
	4,108,588	3,110,987
Current portion included in current liabilities	**(1,391,500)**	(1,196,256)
	2,717,088	1,914,731

(a) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company on or after 23 April 2004 up to their maturity by 8 March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 due to the payment of the special interim dividend (by way of distribution in specie). The bonds are redeemable at 91.49% of their principal amount on 23 March 2009 according to relevant terms and conditions of the bonds.

14 CREDITORS AND ACCRUALS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Trade creditors	**338,292**	160,331
Other creditors	**23,648**	18,993
Amounts due to jointly controlled entities	**76,507**	76,507
Amounts due to minority shareholders	**104,354**	107,026
Accrued operating expenses	**22,909**	17,586
Advanced proceeds on sale of properties	**1,326,198**	2,521,869
Deposits received	**69,176**	65,193
	1,961,084	2,967,505

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	30 June 2007 HK$'000	31 December 2006 HK$'000
Within one month	**332,875**	157,736
Two to three months	**5,392**	2,376
Four to six months	**25**	77
Over six months	**–**	142
	338,292	160,331

15 COMMITMENTS

	30 June 2007 HK$'000	31 December 2006 HK$'000
Contracted but not provided for		
Commitments in respect of property developments	**954,130**	903,543

16 GUARANTEES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and jointly controlled entities amounting to HK$5,161 million (31 December 2006: HK$4,557 million) and HK$1,225 million (31 December 2006: nil), respectively, of which HK$3,015 million (31 December 2006: HK$2,030 million) and HK$738 million (31 December 2006: nil) have been utilised respectively.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40 million (31 December 2006: HK$40 million) as of 30 June 2007.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

DIRECTORS' INTERESTS IN SECURITIES

As of 30 June 2007, the interests and short positions of each director of the Company ("Director") in the ordinary shares of the Company ("Shares"), underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), if any, and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or as recorded in the register of the Company required to be kept under section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

(A) Shares

	Number of Shares					
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate% of Issued Share Capital
Che-woo Lui	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.22
Francis Lui Yiu Tung	5,837,364	–	–	1,268,160,371[3]	1,273,997,735	52.32
Eddie Hui Ki On	580,000	–	–	–	580,000	0.02
Lennon Lun Tsan Kau	2,230,931	–	–	–	2,230,931	0.09
Paddy Tang Lui Wai Yu	8,340,371	–	–	1,268,160,371[3]	1,276,500,742	52.42
Sir David Akers-Jones	150,000	–	–	–	150,000	0.01
Michael Leung Man Kin	700,000	–	–	–	700,000	0.03
Philip Wong Kin Hang	601,226	–	–	–	601,226	0.02
Leo Lee Tung Hai	550,000	–	–	–	550,000	0.02
Robin Chan Yau Hing	932,651	–	–	–	932,651	0.04
Charles Cheung Wai Bun	907,239	–	–	–	907,239	0.04
Robert George Nield	500,000	–	–	–	500,000	0.02

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

Notes:

(1) Dr. Che-woo Lui was deemed to be interested in 7,191,314 Shares through the interests of his spouse.

(2) 35,376,195 Shares and 3,067,635 Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were directly or indirectly controlled by Dr. Che-woo Lui.

(3) 1,268,160,371 Shares representing more than one-third of the Company's issued share capital are held by the discretionary trusts established by Dr. Che-woo Lui as founder. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those Shares held by the trusts.

(B) Underlying Shares — Share Options

Share options, which are unlisted and physically settled, to subscribe for Shares were beneficially held by certain Directors.

As of 30 June 2007, the particulars of the options held by each of the Directors, the employees of the Company and its subsidiaries (other than the Directors) in aggregate and other participants granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

		Number of Options					
Holders	Date of grant	Held at 1 January 2007	Exercised during the Period	Lapsed during the Period	Held at 30 June 2007	Exercise price per Share (HK$)	Exercise period
Che-woo Lui	21 Oct 2005	1,350,000	–	–	1,350,000	1.9060	22 Oct 2006 - 21 Oct 2011
Francis Lui Yiu Tung	21 Oct 2005	1,340,000	–	–	1,340,000	1.9060	22 Oct 2006 - 21 Oct 2011
Eddie Hui Ki On	21 Oct 2005	580,000	–	–	580,000	1.9060	22 Oct 2006 - 21 Oct 2011
Lennon Lun Tsan Kau	21 Oct 2005	670,000	–	–	670,000	1.9060	22 Oct 2006 - 21 Oct 2011
Paddy Tang Lui Wai Yu	21 Oct 2005	930,000	–	–	930,000	1.9060	22 Oct 2006 - 21 Oct 2011
Sir David Akers-Jones	28 Feb 2003	150,000	–	–	150,000	0.7200	1 Mar 2004 - 28 Feb 2013

Holders	Date of grant	Number of Options: Held at 1 January 2007	Exercised during the Period	Lapsed during the Period	Held at 30 June 2007	Exercise price per Share (HK$)	Exercise period
Michael Leung Man Kin	21 Oct 2005	400,000	400,000[a]	–	–	1.9060	22 Oct 2006 – 21 Oct 2011
Philip Wong Kin Hang	21 Oct 2005	300,000	–	–	300,000	1.9060	22 Oct 2006 – 21 Oct 2011
Leo Lee Tung Hai	–	–	–	–	–	–	–
Robin Chan Yau Hing	21 Oct 2005	500,000	–	–	500,000	1.9060	22 Oct 2006 – 21 Oct 2011
Charles Cheung Wai Bun	21 Oct 2005	600,000	–	–	600,000	1.9060	22 Oct 2006 – 21 Oct 2011
Robert George Nield	21 Oct 2005	500,000	–	–	500,000	1.9060	22 Oct 2006 – 21 Oct 2011
Employees (in aggregate)	20 May 1998	33,000	–	33,000	–	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	150,000	–	150,000	–	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	272,000	223,000[b]	–	49,000	0.7200	1 Mar 2004 – 28 Feb 2013
	21 Oct 2005	10,839,000#	4,484,000[c]	–	6,355,000	1.9060	22 Oct 2006 – 21 Oct 2011

On reclassification of a total number of 530,000 share options under "Directors" to "Employees" after the option holder ceased to be a director of the Company and became an employee of an affiliate of the Company.

Notes:

(a) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the Period was HK$2.560.

(b) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the Period was HK$2.807.

(c) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the Period was HK$2.758.

Except for the options granted on 29 December 2003 which were fully vested at the date of grant, the other options referred to above were subject to a one-year vesting period.

No options were granted or cancelled during the Period.

All the interests stated above represent long positions.

Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary and jointly controlled entity of the Company.

Save as disclosed above, as of 30 June 2007, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As of 30 June 2007, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholders	Number of Shares (Long Position)	Approximate% of Issued Share Capital
HSBC International Trustee Limited	1,268,160,371[1]	52.08
Penta Investment Advisers Limited	369,926,218[2]	15.19
John Zwaanstra	369,926,218[2]	15.19
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[4]	7.88
Todd Zwaanstra	166,545,218[5]	6.84
Mercurius GP LLC	166,545,218[5]	6.84
Penta Japan Fund, Ltd.	166,545,218[6]	6.84

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which held 1,268,160,371 Shares.

(2) Penta Investment Advisers Limited, a company which is wholly-owned by Mr. John Zwaanstra, was interested in 369,926,218 Shares in the capacity of investment manager.

(3) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is the trustee of a trust which was interested in 191,857,634 Shares.

(4) Polymate Co., Ltd. is the ultimate holding company of those companies which was interested in 191,857,634 Shares.

(5) Mr. Todd Zwaanstra is the trustee and Mercurius GP LLC, a company which is controlled by Mr. John Zwaanstra, is the founder of a trust which was interested in 166,545,218 Shares.

(6) Penta Japan Fund, Ltd., a company which is controlled by Mr. Todd Zwaanstra, was interested in 166,545,218 Shares.

There is duplication of interest of:

(i) 1,268,160,371 Shares among Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. These Shares are also interested by HSBC International Trustee Limited and of these Shares, 191,857,634 Shares are also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 369,926,218 Shares among Penta Investment Advisers Limited and Mr. John Zwaanstra and of these Shares, 166,545,218 Shares are also interested by Mr. Todd Zwaanstra, through his control of more than one-third of the voting power of Mercurius GP LLC and Penta Japan Fund, Ltd.

Save as disclosed above, as of 30 June 2007, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's shares or convertible bonds during the Period.

RULE 13.22 OF THE LISTING RULES

As of 30 June 2007, the Group had given financial assistance and guarantees to financial institutions for the benefit of its affiliated companies. In compliance with the Listing Rules, the combined balance sheet of the affiliated companies as at the balance sheet date is disclosed as follows :

	Combined balance sheet HK$'000	**Group's attributable interest** HK$'000
Non-current assets	4,720,526	1,136,520
Current assets	2,252,615	905,769
Current liabilities	(1,388,033)	(557,945)
	5,585,108	1,484,344
Share capital	676,053	280,562
Reserves	1,139,395	462,334
Amounts due to shareholders	3,769,660	741,448
	5,585,108	1,484,344

AUDIT COMMITTEE

The Audit Committee of the Company has met on 7 September 2007 and reviewed the Company's accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Group's unaudited interim results for the Period have been reviewed by the Audit Committee of the Company and by the Company's independent auditors — PricewaterhouseCoopers.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("Model Code"). Having made specific enquiries with all its Directors, the Company confirms that during the Period all its Directors have complied with the required standards as set out in the Model Code.

CORPORATE GOVERNANCE

During the Period, save for Code Provision A.4.2, the Company has complied with all the provisions in the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules on the Stock Exchange. The Board believes that the underlying rationale for such a deviation, as mentioned under the section headed "COMPLIANCE WITH APPENDIX 14" in the Corporate Governance Report of its 2006 Annual Report, still holds. The Board will continue to review and recommend such steps and action as appropriate in the circumstances of such deviation. The Company has amended its Bye-laws bringing them in line with the requirements of Appendix 3 to the Listing Rules.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 8 October 2007 to 12 October 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 5 October 2007.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 13 September 2007

公司資料

主席

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA

董事總經理

許淇安先生(署理)，GBS，CBE，QPM，CPM

執行董事

呂耀東先生
倫贊球先生(副董事總經理)
鄧呂慧瑜女士，太平紳士

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBM，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* *獨立非執行董事*

公司秘書

陳明德先生，LLM

合資格會計師

王俊強先生，FCCA，CPA，FCGA

核數師

羅兵咸永道會計師事務所

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286–1258
USA

網址

http://www.kwih.com

股份上市

香港聯合交易所有限公司

股份代號

香港聯交所	:	173
彭博資訊	:	173 HK
路透社	:	0173.HK

債券上市

盧森堡證券交易所

中期業績摘要及中期股息

中期業績摘要

K. Wah International Holdings Limited嘉華國際集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈,本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月(「本期」)之未經審核中期業績如下:

- 營業額為港幣1,759,000,000元(二零零六年:港幣129,000,000元)
- 經營溢利為港幣576,000,000元(二零零六年:港幣598,000,000元)
- 本期溢利為港幣588,000,000元(二零零六年:港幣366,000,000元)
- 股東應佔溢利為港幣439,000,000元(二零零六年:港幣108,000,000元)
- 每股盈利為港幣18.06仙(二零零六年:港幣4.52仙)

中期股息

董事會已議決於二零零七年十一月九日向名列在二零零七年十月十二日本公司股東名冊內之股東派發截至本期末之中期現金股息,每股港幣2.5仙,合共港幣61,364,000元(二零零六年:以股代息(附現金選擇)之中期股息,每股港幣1仙,合共港幣24,187,000元)。

管理層之討論及分析

(I) 業務回顧及展望

經營業績

本期之營業額為港幣1,759,000,000元，去年同期為港幣129,000,000元。上升原因主要由於上海慧芝湖第一期之工程已於本期內完成，銷售收益確認入賬。股東應佔溢利為港幣439,000,000元，增幅306%。

中國內地的物業發展及投資

於本期內，中國內地經濟持續增長，儘管中央政府推出一連串的調控政策及措施，主要城市之物業市場表現依然理想。同時，也帶動國外投資者增加對二線地區投資之意欲。

上海慧芝湖第一期之銷情理想，住宅單位幾近全部售罄。第二期之建築工程已經展開，並預期於二零零八年預售。其他發展項目均按計劃進展。

在本年四月，本集團已開展了在廣州花都鄰近新白雲機場項目之工程。該項目將綜合發展成酒店、寫字樓及高級住宅，預期於二零零九年完成。而在同區另一個佔有樓面面積超過一千萬平方呎之項目，其分階段興建之住宅工程亦已展開。

本集團亦於其他城市如青島、昆明及無錫等，積極尋求合適之發展項目及投資機遇。以本集團在中國內地所累積之深厚經驗及專業技能，相信本集團在這些二線城市之拓展將有助本集團長遠擴展之路。

香港的物業發展及投資

於本期內，香港經濟表現持續強勁，物業市道再趨活躍。本集團與其他發展商成立聯營企業（分別佔權益為25%及15%），發展兩幅位於大埔白石角及西九龍海灣道高級住宅地皮。

預期嘉御山及嘉薈軒將於二零零七年下半年度竣工。屆時，物業銷售之收益及利潤將相應入賬。

於銀河娛樂集團有限公司（銀河娛樂）的投資

本集團繼續持有銀河娛樂策略投資，以公平值列賬。於二零零七年六月三十日，銀河娛樂之股價為港幣7.62元，而二零零六年十二月三十一日則為港幣7.28元，約港幣209,000,000元的公平值增加已計入儲備中。

結算日後之事項

本集團於二零零七年八月八日，在中國內地透過公開土地拍賣，於廣州花都區購入一幅用作住宅發展項目之地皮，買入價為人民幣206,000,000元。該地塊地盤面積約454,000平方呎。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於二零零七年六月三十日，總權益由二零零六年十二月三十一日之港幣8,321,000,000元上升至港幣9,170,000,000元。

於本期內，行使之認股權令本公司已發行股份之數目增加。然而，所產生之攤薄效應已被本期之溢利抵銷。

流動資金及負債比率

於二零零七年六月三十日，本集團之現金及銀行結餘為港幣594,000,000元。在負債比率方面（定義為未償還之貸款總額減現金結餘後除以資產總額）維持在23%的穩健水平。

本集團之流動資金狀況保持強健，備有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

庫務政策

本集團管理外匯繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動而影響本集團之營運。於本期內，本集團並無投資於與本集團財務無關之衍生工具。

本集團資產之抵押

於二零零七年六月三十日，賬面值港幣3,097,000,000元（二零零六年十二月三十一日：港幣3,230,000,000元）之投資物業，及賬面值港幣42,000,000元（二零零六年十二月三十一日：港幣42,000,000元）之建築物已分別抵押予銀行作為本集團借貸之擔保。

擔保

本公司已就若干附屬公司及共同控制實體分別取得之港幣5,161,000,000元（二零零六年十二月三十一日：港幣4,557,000,000元）及港幣1,225,000,000元（二零零六年十二月三十一日：無）信貸額向銀行及財務機構出具擔保，其中已動用之信貸額分別為港幣3,015,000,000元（二零零六年十二月三十一日：港幣2,030,000,000元）及港幣738,000,000元（二零零六年十二月三十一日：無）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。於二零零七年六月三十日，可換股債券之餘額為港幣40,000,000元（二零零六年十二月三十一日：港幣40,000,000元）。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

僱員及薪酬政策

於二零零七年六月三十日，本集團在香港及中國內地僱員總人數為225人（不包括共同控制實體）。本期內，僱員成本（不包括董事酬金）為港幣43,000,000元。

本集團致力吸引、挽留、激勵和提升潛質優秀及忠誠之僱員，以達致業務的長遠成功及發展。本集團根據個別僱員之工作表現、能力及發展潛能釐定酬金水平，以達致公平、合理及具市場競爭力的薪酬制度。

本集團於一九八九年獲股東批准後，已為行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。此外，本集團亦著重為員工提供培訓及發展的機會，並參照內地市場的薪酬水平以釐定內地員工的薪酬福利。

獨立核數師的審閱報告

致嘉華國際集團有限公司董事會

(在百慕達註冊成立之有限公司)

引言

本核數師已審閱列載於第8至18頁嘉華國際集團有限公司(「貴公司」)的中期財務資料,此中期財務資料包括於二零零七年六月三十日的綜合資產負債表與截至該日止六個月期間的綜合損益表、綜合權益變動表和綜合現金流量表,以及其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定,就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。本核數師的責任是根據審閱對該等中期財務資料作出結論,僅向整體董事會報告,除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

本核數師已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢,及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小,故不能令本核數師可保證本核數師將知悉在審核中可能被發現的所有重大事項。因此,本核數師不會發表審核意見。

結論

按照本核數師的審閱,我們並無發現任何事項,令本核數師相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零零七年九月十三日

綜合損益表（未經審核）

截至二零零七年六月三十日止六個月

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營業額	5	**1,758,554**	129,203
銷售成本		**(1,286,769)**	(35,376)
毛利		**471,785**	93,827
其他營運收入		**67,386**	28,530
行政費用		**(61,183)**	(59,826)
其他營運費用		**(1,224)**	(1,413)
投資物業之公平值變動		**99,365**	537,139
經營溢利	5及6	**576,129**	598,257
財務費用		**(40,880)**	(48,222)
應佔共同控制實體之溢利減虧損		**152,005**	1,843
除税前溢利		**687,254**	551,878
税項支出	7	**(98,933)**	(185,694)
本期溢利		**588,321**	366,184
應佔：			
股東		**439,487**	108,277
少數股東權益		**148,834**	257,907
		588,321	366,184
中期股息	8	**61,364**	24,187

		二零零七年 港仙	二零零六年 港仙
每股盈利	9		
基本		**18.06**	4.52
攤薄		**17.89**	4.49

綜合資產負債表（未經審核）

二零零七年六月三十日

	附註	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		**53,857**	54,297
投資物業		**3,237,766**	3,367,669
租賃土地及土地使用權		**69,426**	69,780
共同控制實體		**1,484,344**	575,502
非流動投資		**4,686,178**	4,477,084
其他非流動資產		**8,317**	9,592
		9,539,888	8,553,924
流動資產			
發展物業		**5,485,673**	5,309,940
應收賬款及預付款	11	**259,437**	283,504
可收回税項		**1,441**	46,590
現金及銀行結餘		**593,781**	741,060
		6,340,332	6,381,094
總資產		**15,880,220**	14,935,018

	附註	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
權益			
股本	12	**243,505**	242,995
儲備		**7,892,250**	7,221,368
股東權益		**8,135,755**	7,464,363
少數股東權益		**1,034,280**	856,817
總權益		**9,170,035**	8,321,180
負債			
非流動負債			
借貸	13	**2,717,088**	1,914,731
遞延税項負債		**438,839**	524,085
		3,155,927	2,438,816
流動負債			
應付賬款及應計費用	14	**1,961,084**	2,967,505
借貸之現期部份	13	**1,391,500**	1,196,256
應付税項		**140,805**	11,261
應付股息		**60,869**	—
		3,554,258	4,175,022
總負債		**6,710,185**	6,613,838
總權益及負債		**15,880,220**	14,935,018

綜合現金流量表（未經審核）

截至二零零七年六月三十日止六個月

	二零零七年 港幣千元	二零零六年 港幣千元
用於經營業務之現金淨額	**(381,252)**	(333,565)
(用於)／來自投資業務之現金淨額	**(716,807)**	1,171
來自融資活動之現金淨額	**1,000,731**	690,080
現金及銀行結餘之(減少)／增加淨額	**(97,328)**	357,686
於期初之現金及銀行結餘	**741,060**	255,206
匯率變動	**(49,951)**	(16,727)
於期末之現金及銀行結餘	**593,781**	596,165

綜合權益變動表（未經審核）

截至二零零七年六月三十日止六個月

	股本 港幣千元	其他儲備 港幣千元	盈餘儲備 港幣千元	股東權益 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零六年十二月三十一日	**242,995**	**3,174,898**	**4,046,470**	**7,464,363**	**856,817**	**8,321,180**
兌換率調整	—	**74,211**	—	**74,211**	**28,629**	**102,840**
行使認股權	**510**	**8,959**	—	**9,469**	—	**9,469**
非流動投資之公平值變動	—	**209,094**	—	**209,094**	—	**209,094**
本期溢利	—	—	**439,487**	**439,487**	**148,834**	**588,321**
二零零六年末期股息	—	—	**(60,869)**	**(60,869)**	—	**(60,869)**
於二零零七年六月三十日	**243,505**	**3,467,162**	**4,425,088**	**8,135,755**	**1,034,280**	**9,170,035**
於二零零五年十二月三十一日	237,792	1,245,281	3,833,597	5,316,670	355,968	5,672,638
兌換率調整	—	9,729	—	9,729	4,505	14,234
可換股債券之轉換，除稅	2,872	42,367	—	45,239	—	45,239
行使認股權	27	167	—	194	—	194
來自少數股東之資本	—	—	—	—	933	933
認股權之公平值	—	1,192	—	1,192	—	1,192
非流動投資之公平值變動	—	1,952,574	—	1,952,574	—	1,952,574
本期溢利	—	—	108,277	108,277	257,907	366,184
二零零五年末期股息	—	—	(24,030)	(24,030)	—	(24,030)
於二零零六年六月三十日	240,691	3,251,310	3,917,844	7,409,845	619,313	8,029,158

財務資料附註

1 一般資料

嘉華國際集團有限公司(「本公司」)是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司主板上市。註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

本公司及其附屬公司(「本集團」)主要於香港、新加坡及中國內地從事物業發展及投資，以及於日本從事機器貿易。

2 編製基準

此中期財務資料乃採用歷史成本會計法，並就投資物業之重估及非流動投資之公平值列賬作出修訂及按照香港會計師公會頒佈之香港會計準則第34號「中期財務報告」編製而成。

編製中期財務資料所應用之會計政策及計算方法，與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

於二零零七年，本集團應用以下與業務運作有關之新訂香港財務報告準則、修訂及詮釋。

• 香港會計準則第1號(修訂)	財務報表之表達：資金披露
• 香港(國際財務詮譯委員會)－詮譯第8號	香港財務報告準則第2號之範圍
• 香港(國際財務詮譯委員會)－詮譯第9號	重新評估勘入式衍生工具
• 香港(國際財務詮譯委員會)－詮譯第10號	中期報告及減值
• 香港財務報告準則第7號	金融工具：披露

集團已評估採納該等新訂準則、修訂及詮釋之影響及認為對本集團之業績、財務狀況及集團之會計政策並無重大影響。惟採納香港會計準則第1號(修訂)及香港財務報告準則第7號需要在週年財務報告作出更多披露。

3 財務風險管理

有關本集團之財務風險管理目的及政策與截止二零零六年十二月三十一日止年度之財務報表所披露者一致。

4 關鍵會計估算及判斷

所採用之估算及判斷會被持續評估，並根據過往經驗及其他因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。所得的會計估算如其定義，少與其實際結果相同。編製中期財務資料所採用之估算和假設與編製截止二零零六年十二月三十一日止年度之財務報表所採用者一致。

5 分部資料

根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收賬款及預付款。分部負債主要包括應付賬款及應計費用。而業務分部之間沒有任何銷售或貿易交易。

(A) 業務分部資料如下：

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總額 港幣千元
截至二零零七年六月三十日止六個月				
營業額	1,637,319	121,235	—	1,758,554
經營溢利	509,303	2,856	63,970	576,129
財務費用				(40,880)
應佔共同控制實體之溢利減虧損	152,005	—	—	152,005
除税前溢利				687,254
税項支出				(98,933)
本期溢利				588,321
資本支出	(814)	(521)	—	(1,335)
折舊	(1,524)	—	—	(1,524)
攤銷	(2,647)	—	—	(2,647)
投資物業之公平值變動	99,365	—	—	99,365
於二零零七年六月三十日				
分部資產	9,100,827	13,116	5,281,933	14,395,876
共同控制實體	1,484,344	—	—	1,484,344
資產總額	10,585,171	13,116	5,281,933	15,880,220
負債總額	1,947,120	12,121	4,750,944	6,710,185

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總額 港幣千元
截至二零零六年六月三十日止六個月				
營業額	98,465	30,738	—	129,203
經營溢利	594,513	1,693	2,051	598,257
財務費用				(48,222)
應佔共同控制實體之溢利減虧損	1,843	—	—	1,843
除税前溢利				551,878
税項支出				(185,694)
本期溢利				366,184
資本支出	(2,874)	(69)	—	(2,943)
折舊	(1,487)	—	—	(1,487)
攤銷	(2,204)	—	—	(2,204)
其他投資之公平值收益	—	—	4,988	4,988
投資物業之公平值變動	537,139	—	—	537,139
於二零零六年十二月三十一日				
分部資產	9,077,991	15,838	5,265,687	14,359,516
共同控制實體	575,502	—	—	575,502
資產總額	9,653,493	15,838	5,265,687	14,935,018
負債總額	2,953,352	11,377	3,649,109	6,613,838

5 分部資料(續)

(B) 地區分部資料如下：

	營業額 港幣千元	經營溢利／(虧損) 港幣千元	資本費用 港幣千元	總資產 港幣千元
截至二零零七年六月三十日止六個月				**二零零七年六月三十日**
香港	**4,887**	**(12,508)**	**366**	**8,810,290**
中國內地	**1,625,936**	**550,579**	**441**	**6,832,877**
星加坡	**6,496**	**35,174**	**7**	**213,494**
日本	**121,235**	**2,884**	**521**	**23,559**
	1,758,554	**576,129**	**1,335**	**15,880,220**
截至二零零六年六月三十日止六個月				二零零六年十二月三十一日
香港	5,821	(14,060)	688	7,798,305
中國內地	84,127	604,735	2,186	6,933,816
星加坡	8,517	5,889	—	181,831
日本	30,738	1,693	69	21,066
	129,203	598,257	2,943	14,935,018

6 經營溢利

	二零零七年 港幣千元	二零零六年 港幣千元
經營溢利已計入：		
兌滙收益	**37,789**	17,843
利息收入	**27,913**	3,266
出售物業、機器及設備之收益	**50**	—
其他投資之公平值收益	—	4,988
及已扣除：		
銷售存貨成本	**115,008**	25,815
折舊(扣除列於發展物業之資本化金額港幣727,000元(二零零六年：港幣701,000元))	**1,524**	1,487
租賃土地之攤銷(扣除列於發展物業之資本化金額港幣17,664,000元(二零零六年：港幣15,008,000元))	**2,647**	2,204
土地及樓房之經營租賃租金	**1,800**	2,160
出售物業、機器及設備之虧損	—	56

7 稅項支出

	二零零七年 港幣千元	二零零六年 港幣千元
本期稅項		
香港利得稅	**6**	12
海外稅項	**197,670**	168
遞延稅項	**(98,743)**	185,514
	98,933	185,694

香港利得稅乃按照本期間內估計應課稅溢利減承前可用之稅項虧損後依17.5%(二零零六年:17.5%)稅率提撥。於海外經營業務產生之應課稅溢利乃按有關國家適用稅率作出撥備。

截至二零零七年六月三十日止六個月,應佔共同控制實體之稅項收入為港幣10,316,000元(二零零六年:支出為港幣1,017,000元)已計入損益表內應佔共同控制實體溢利減虧損之中。

於二零零七年三月十六日,由中國內地全國人民代表大會通過新制定的《中華人民共和國企業所得稅法》(「新企業所得稅法」),將企業所得稅率由33%減低至25%,於二零零八年一月一日起生效。因此,本集團根據新企業所得稅法之稅率重新評估本集團之遞延稅項負債。本集團及其共同控制實體之遞延稅項負債於截至二零零七年六月三十日止六個月期間分別回撥港幣130,817,000元及港幣2,702,000元。

8 中期股息

董事會已議決派發截至二零零七年六月三十日止六個月之中期現金股息,每股港幣2.5仙,合共港幣61,364,000元(二零零六年:以股代息(附現金選擇)之中期股息,每股港幣1仙,合共港幣24,187,000元)。此項擬派發股息將於截至二零零七年十二月三十一日止年度列作盈餘儲備分派。

9 每股盈利

本期之每股基本及攤薄盈利之計算如下:

	二零零七年 港幣千元	二零零六年 港幣千元
股東應佔溢利	**439,487**	108,277
具攤薄作用之潛在普通股之影響:		
可換股債券之利息,除稅	**677**	1,274
用以計算每股攤薄盈利之溢利	**440,164**	109,551

	二零零七年	二零零六年
用以計算每股基本盈利之股份加權平均數	**2,433,459,000**	2,394,314,000
具攤薄作用之潛在普通股之影響:		
認股權	**5,708,000**	4,991,000
可換股債券	**21,277,000**	39,096,000
用以計算每股攤薄盈利之股份加權平均數	**2,460,444,000**	2,438,401,000

10 資本支出

截至二零零七年六月三十日止六個月，本集團就物業、機器及設備支出港幣1,300,000元（二零零六年：港幣2,900,000元）。而出售物業、機器及設備則為港幣500,000元（二零零六年：港幣600,000元）。

11 應收賬款及預付款

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
應收業務賬款，扣除撥備	**6,102**	12,713
其他應收款項，扣除撥備	**43,932**	70,447
預付款及按金	**209,403**	200,344
	259,437	283,504

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

本集團之應收業務賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析如下：

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
一個月內	**3,013**	5,923
二至三個月	**184**	2,492
四至六個月	**32**	2
六個月以上	**2,873**	4,296
	6,102	12,713

12 股本

	二零零七年 每股面值港幣一角之普通股	二零零七年 港幣千元	二零零六年 每股面值港幣一角之普通股	二零零六年 港幣千元
法定				
於一月一日及六月三十日	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
於一月一日	**2,429,947,502**	**242,995**	2,377,921,049	237,792
行使認股權(a)	**5,107,000**	**510**	270,000	27
可換股債券之轉換(b)	**—**	**—**	28,723,399	2,872
於六月三十日	**2,435,054,502**	**243,505**	2,406,914,448	240,691

(a) 按照本公司之認股權計劃，可認購本公司股份之認股權已授予選定之行政人員。期內沒有授出新認股權（二零零六年：無），而有關5,107,000股股份之認股權已獲行使（二零零六年：270,000股）。於二零零七年六月三十日，根據計劃授出尚未獲行使之認股權如下：

行使期	每股行使價 港幣	認股權數目 二零零七年六月三十日	認股權數目 二零零六年十二月三十一日
一九九九年五月二十日至二零零八年五月十九日	0.5586	**—**	33,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**—**	150,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**199,000**	422,000
二零零六年十月二十二日至二零一一年十月二十一日	1.9060	**13,125,000**	18,009,000
		13,324,000	18,614,000

(b) 截至二零零六年六月三十日止六個月，面值港幣54,000,000元之可換股債券已被轉換為本公司28,700,000股普通股。其中港幣2,870,000元已入賬為股本，餘下之金額則入賬為股份溢價。

13 借貸

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
長期銀行貸款		
抵押	**2,491,368**	2,185,046
無抵押	**1,405,599**	843,021
	3,896,967	3,028,067
可換股債券(a)	**33,593**	32,773
	3,930,560	3,060,840
短期銀行貸款		
抵押	**10,000**	—
無抵押	**168,028**	50,147
	4,108,588	3,110,987
列為流動負債之現期部份	**(1,391,500)**	(1,196,256)
	2,717,088	1,914,731

(a) 本集團於二零零四年三月，發行一批面值港幣864,260,000元附有年息0.5%可換股債券，此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元兑換為本公司股份。因本集團於二零零五年十一月，以實物分派特別中期股息，故調整至每股港幣1.88元兑換為本公司股份。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

14 應付賬款及應計費用

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
業務應付賬款	**338,292**	160,331
應付其他賬款	**23,648**	18,993
應付共同控制實體款項	**76,507**	76,507
應付少數股東款項	**104,354**	107,026
應計營運費用	**22,909**	17,586
物業銷售之預售款項	**1,326,198**	2,521,869
已收按金	**69,176**	65,193
	1,961,084	2,967,505

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
一個月內	**332,875**	157,736
二至三個月	**5,392**	2,376
四至六個月	**25**	77
六個月以上	**—**	142
	338,292	160,331

15 承擔

	二零零七年六月三十日 港幣千元	二零零六年十二月三十一日 港幣千元
已簽約但未撥備物業發展支出承擔	**954,130**	903,543

16 擔保

本公司已就若干附屬公司及共同控制實體取得之港幣5,161,000,000元(二零零六年十二月三十一日:港幣4,557,000,000元)及港幣1,225,000,000元(二零零六年十二月三十一日:無)信貸額向銀行及財務機構出具擔保,其中已動用之信貸額為港幣3,015,000,000元(二零零六年十二月三十一日:港幣2,030,000,000元)及港幣738,000,000元(二零零六年十二月三十一日:無)。

本公司就一附屬公司發行之可換股債券,向債券持有人出具擔保。於二零零七年六月三十日,可換股債券之餘額為港幣40,000,000元(二零零六年十二月三十一日:港幣40,000,000元)。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔,向香港特別行政區政府出具擔保。

其他資料

董事之證券權益

截至二零零七年六月三十日，根據證券及期貨條例第XV部第7及第8分部向本公司及香港聯合交易所有限公司（「聯交所」）申報（包括根據證券及期貨條例（「證券及期貨條例」）該等條文被當作或視為擁有的權益及淡倉（如有）），及根據證券及期貨條例第352條而備存的登記冊內，或根據載於聯交所證券上市規則（「上市規則」）附錄十通知本公司及聯交所，各本公司董事（「董事」）在本公司或其相聯法團（定義見證券及期貨條例第XV部）之本公司普通股股份（「股份」）、相關股份及債券之權益及淡倉，與有關認購股份之權益，及該等權益之行使詳情，分列如下：

(甲) 股份

	股份數目					
董事名稱	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之概約百分率
呂志和	6,511,855	7,191,314[1]	38,443,830[2]	1,268,160,371[3]	1,320,307,370	54.22
呂耀東	5,837,364	—	—	1,268,160,371[3]	1,273,997,735	52.32
許淇安	580,000	—	—	—	580,000	0.02
倫贊球	2,230,931	—	—	—	2,230,931	0.09
鄧呂慧瑜	8,340,371	—	—	1,268,160,371[3]	1,276,500,742	52.42
鍾逸傑爵士	150,000	—	—	—	150,000	0.01
梁文建	700,000	—	—	—	700,000	0.03
黃乾亨	601,226	—	—	—	601,226	0.02
李東海	550,000	—	—	—	550,000	0.02
陳有慶	932,651	—	—	—	932,651	0.04
張惠彬	907,239	—	—	—	907,239	0.04
廖樂柏	500,000	—	—	—	500,000	0.02

除另有所述外，以上所有個人權益均為各董事以實益擁有人之身份持有。

附註：

(1) 呂志和博士透過其配偶之權益，被視作擁有7,191,314股股份的權益。

(2) Best Chance Investments Ltd.及步基證券有限公司分別持有35,376,195股股份及3,067,635股股份，該兩間公司均由呂志和博士直接或間接控制。

(3) 由呂志和博士作為創立人之全權信託持有1,268,160,371股股份，佔本公司已發行股本三分之一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等家族全權信託之直接或間接可能受益人，因此被視作擁有該信託所持有上述股份之權益。

(乙) 相關股份 — 認股權

若干董事實益持有非上市以實物交收的認股權，以認購股份。

截至二零零七年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出由董事、本公司及其附屬公司之僱員（董事除外）及其他參與人持有之認股權變動之詳情載列如下：

		認股權數目					
持有人	授出日期	於二零零七年一月一日持有	於本期內行使	於本期內已失效	於二零零七年六月三十日持有	每股股份行使價（港元）	行使期
呂志和	二零零五年十月二十一日	1,350,000	—	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	二零零五年十月二十一日	1,340,000	—	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
許淇安	二零零五年十月二十一日	580,000	—	—	580,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
倫贊球	二零零五年十月二十一日	670,000	—	—	670,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	930,000	—	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
鍾逸傑爵士	二零零三年二月二十八日	150,000	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日

其他資料

持有人	授出日期	認股權數目 於二零零七年一月一日持有	於本期內行使	於本期內已失效	於二零零七年六月三十日持有	每股股份行使價（港元）	行使期
梁文建	二零零五年十月二十一日	400,000	400,000[a]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
黃乾亨	二零零五年十月二十一日	300,000	—	—	300,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
李東海	—	—	—	—	—	—	—
陳有慶	二零零五年十月二十一日	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	600,000	—	—	600,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
廖樂柏	二零零五年十月二十一日	500,000	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
僱員（合共）	一九九八年五月二十日	33,000	—	33,000	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	150,000	—	150,000	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	272,000	223,000[b]	—	49,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	10,839,000#	4,484,000[c]	—	6,355,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日

\# *就認股權持有人不再為本公司之董事及成為本公司一聯屬公司之僱員後，其所持有合共530,000份認股權由「董事」重新分類為「僱員」。*

附註：

(a) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.560元。

(b) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.807元。

(c) 於本期內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.758元。

除於二零零三年十二月二十九日授出之認股權，可於授出日期行使所有認股權，上文所述之所有其他認股權，須受一年持有期限制。

截至本期內，本公司並無授出任何認股權，而同期亦無任何認股權被註銷。

上述所有權益均指好倉。

呂志和博士、呂耀東先生及鄧呂慧瑜女士均被視作擁有本公司之其他所有附屬公司及共同控制實體之已發行股本權益。

除上文所披露者外，截至二零零七年六月三十日，董事概無在本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

截至二零零七年六月三十日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士（非本公司董事或行政總裁），分列如下：

股東名稱	股份數目（好倉）	佔已發行股本之概約百分率
HSBC International Trustee Limited	1,268,160,371[1]	52.08
Penta Investment Advisers Limited	369,926,218[2]	15.19
John Zwaanstra	369,926,218[2]	15.19
Marapro Co., Ltd.	191,857,634[3]	7.88
Symmetry Co., Ltd.	191,857,634[3]	7.88
Polymate Co., Ltd.	191,857,634[4]	7.88
Todd Zwaanstra	166,545,218[5]	6.84
Mercurius GP LLC	166,545,218[5]	6.84
Penta Japan Fund, Ltd.	166,545,218[6]	6.84

附註：

(1) HSBC International Trustee Limited為持有1,268,160,371股股份之全權信託之信託人。

(2) Penta Investment Advisers Limited（一間由John Zwaanstra先生全資擁有之公司）以投資經理身份擁有369,926,218股股份權益。

(3) Marapro Co., Ltd.及Symmetry Co., Ltd.分別為一項信託之受益人及信託人，而該信託擁有191,857,634股股份權益。

(4) Polymate Co., Ltd.為持有191,857,634股股份權益的公司之最終控股公司。

(5) Todd Zwaanstra先生及Mercurius GP LLC（一間由John Zwaanstra先生控制之公司）分別為一項信託之信託人及創立人，而該信託擁有166,545,218股股份權益。

(6) Penta Japan Fund, Ltd.（一間由Todd Zwaanstra先生控制之公司）擁有166,545,218股股份權益。

下列為重複權益：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士共同擁有之1,268,160,371股股份。HSBC International Trustee Limited亦於該等股份中擁有權益，其中之191,857,634股股份權益亦由Marapro Co., Ltd.、Symmetry Co., Ltd.及Polymate Co., Ltd.共同擁有；及

(ii) Penta Investment Advisers Limited及John Zwaanstra先生擁有之369,926,218股股份；其中166,545,218股股份權益亦由Todd Zwaanstra先生透過其擁有超過三分之一控股權的Mercurius GP LLC及Penta Japan Fund, Ltd.所擁有。

除上文披露者外，截至二零零七年六月三十日，本公司並無獲任何擁有本公司股份及相關股份的權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報。

購入、出售或贖回本公司上市證券

本公司及其附屬公司於本期內並無購入、出售或贖回任何本公司之股份及可換股債券。

上市規則第13.22條

本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保。為遵守上市規則應用指引，聯屬公司於二零零七年六月三十日合併資產負債表披露如下：

	合併資產負債表 港幣千元	集團所佔權益 港幣千元
非流動資產	4,720,526	1,136,520
流動資產	2,252,615	905,769
流動負債	(1,388,033)	(557,945)
	5,585,108	1,484,344
股本	676,053	280,562
儲備	1,139,395	462,334
欠股東款項	3,769,660	741,448
	5,585,108	1,484,344

其他資料

審核委員會

本公司之審核委員會已於二零零七年九月七日召開會議，審閱本公司所採納的會計原則及慣例，並討論有關審計、內部控制及財務申報事項。本集團截至本期末之未經審核中期業績已經由本公司之審核委員會及獨立核數師羅兵咸永道會計師事務所審閱。

董事進行證券交易之行為守則

本公司已採納載於上市規則附錄十作為本公司之上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司全體董事作出詳細查詢，本公司確認於截至本期內，彼等均已遵守標準守則所規定之標準。

企業管治

本期內，本公司一直遵守載於上市規則附錄十四的企業管治常規守則之條文(「守則條文」)，守則條文第A.4.2條除外。有關偏離守則條文第A.4.2條文一事，董事會認為載於本公司二零零六年年報之企業管治報告書內「遵守附錄十四」一節中提及之理據依然成立。董事會將繼續檢討有關事項，於適當時候作出相應措施。本公司已修訂其公司細則以符合上市規則附錄三之規定。

暫停辦理登記手續

本公司將於二零零七年十月八日至二零零七年十月十二日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派中期股息，股東須將一切過戶文件及有關之股票於二零零七年十月五日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712–1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

承董事會命
公司秘書
陳明德

香港，二零零七年九月十三日

Printed by Cre8 (Greater China) Ltd.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道 191 號嘉華國際中心 29 樓

Tel 電話：(852) 2880 0178　　Fax 傳真：(852) 2880 5610
www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

INTERIM RESULTS, DIVIDEND AND CLOSURE OF BOOKS

Interim Results Announcement For The Six Months Ended 30 June 2007

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5.00 p.m., Mondays to Fridays, from the date of this notification until 13 October 2007. Copies will be provided upon request at no charge.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 14 September 2007

43

香港經濟日報

2007年9月14日 星期五

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)

(股份代號：173)

通知

中期業績、股息及暫停辦理過戶登記手續
截至二零零七年六月三十日止六個月之中期業績公佈

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由本通知日期起至二零零七年十月十三日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可免費索取公告副本。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年九月十四日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 173)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

INTERIM RESULTS HIGHLIGHTS

The Board of Directors ("Board") of K. Wah International Holdings Limited ("Company") is pleased to announce the unaudited interim results for the six months ended 30 June 2007 ("Period") of the Company and its subsidiaries ("Group") as follows:

- Turnover was HK$1,759 million (2006: HK$129 million)
- Operating profit was HK$576 million (2006: HK$598 million)
- Profit for the period was HK$588 million (2006: HK$366 million)
- Profit attributable to shareholders was HK$439 million (2006: HK$108 million)
- Earnings per share was 18.06 HK cents (2006: 4.52 HK cents)

INTERIM DIVIDEND

The Board has declared an interim cash dividend for the Period of 2.5 HK cents per share, totaling HK$61,364,000, payable on 9 November 2007 to the shareholders whose names appear on the registers of members of the Company at the close of business on 12 October 2007 (2006: an interim scrip dividend (with a cash option) of 1 HK cent per share totaling HK$24,187,000).

44

CONSOLIDATED PROFIT AND LOSS STATEMENT (unaudited)

For the six months ended 30 June 2007

	Note	2007 *HK$'000*	2006 *HK$'000*
Turnover	2	**1,758,554**	129,203
Cost of sales		**(1,286,769)**	(35,376)
Gross profit		**471,785**	93,827
Other operating income		**67,386**	28,530
Administrative expenses		**(61,183)**	(59,826)
Other operating expenses		**(1,224)**	(1,413)
Change in fair value of investment properties		**99,365**	537,139
Operating profit	2 & 3	**576,129**	598,257
Finance costs		**(40,880)**	(48,222)
Share of profits less losses of jointly controlled entities		**152,005**	1,843
Profit before taxation		**687,254**	551,878
Taxation charge	4	**(98,933)**	(185,694)
Profit for the period		**588,321**	366,184
Attributable to:			
Shareholders		**439,487**	108,277
Minority interests		**148,834**	257,907
		588,321	366,184
Interim dividend	6	**61,364**	24,187
		HK cents	*HK cents*
Earnings per share	5		
Basic		**18.06**	4.52
Diluted		**17.89**	4.49

CONSOLIDATED BALANCE SHEET (unaudited)
As at 30 June 2007

	Note	30 June 2007 HK$'000	31 December 2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**53,857**	54,297
Investment properties		**3,237,766**	3,367,669
Leasehold land and land use rights		**69,426**	69,780
Jointly controlled entities		**1,484,344**	575,502
Non-current investments		**4,686,178**	4,477,084
Other non-current assets		**8,317**	9,592
		9,539,888	8,553,924
Current assets			
Development properties		**5,485,673**	5,309,940
Debtors and prepayments	7	**259,437**	283,504
Tax recoverable		**1,441**	46,590
Cash and bank balances		**593,781**	741,060
		6,340,332	6,381,094
Total assets		**15,880,220**	14,935,018
EQUITY			
Share capital		**243,505**	242,995
Reserves		**7,892,250**	7,221,368
Shareholders' funds		**8,135,755**	7,464,363
Minority interests		**1,034,280**	856,817
Total equity		**9,170,035**	8,321,180
LIABILITIES			
Non-current liabilities			
Borrowings		**2,717,088**	1,914,731
Deferred taxation liabilities		**438,839**	524,085
		3,155,927	2,438,816
Current liabilities			
Creditors and accruals	8	**1,961,084**	2,967,505
Current portion of borrowings		**1,391,500**	1,196,256
Tax payable		**140,805**	11,261
Dividend payable		**60,869**	-
		3,554,258	4,175,022
Total liabilities		**6,710,185**	6,613,838
Total equity and liabilities		**15,880,220**	14,935,018

NOTES

1. Basis of preparation

The interim financial information has been prepared under the historical cost convention, as modified by the revaluation of investment properties and non-current investments, which are carried at fair value and in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and methods of computation used in the preparation of the interim financial information are consistent with those used in the annual financial statements for the year ended 31 December 2006.

In 2007, the Group adopted the new standard, amendment and interpretations of Hong Kong Financial Reporting Standards ("HKFRS"), which are relevant to its operations, set out below.

- HKAS 1 (Amendment) — Presentation of Financial Statements: Capital Disclosures
- HK(IFRIC) – Int 8 — Scope of HKFRS 2
- HK(IFRIC) – Int 9 — Reassessment of Embedded Derivatives
- HK(IFRIC) – Int 10 — Interim Reporting and Impairment
- HKFRS 7 — Financial Instruments: Disclosures

The Group has assessed the impact of the adoption of these new standard, amendment and interpretations and considered that there is no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures to be made in the annual financial statements.

2. Segment information

The Group is principally engaged in property development and investment in Hong Kong, Mainland China and Singapore. In Japan, the Group carries on trading of plant and machinery. There are no other significant identifiable separate businesses. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, debtors and prepayments. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

2. **Segment information (Cont'd)**

(A) BUSINESS SEGMENTS

	Properties *HK$000*	**Trading** *HK$000*	**Unallocated** *HK$000*	**Total** *HK$000*
Six months ended 30 June 2007				
Turnover	**1,637,319**	**121,235**	**–**	**1,758,554**
Operating profit	**509,303**	**2,856**	**63,970**	**576,129**
Finance costs				**(40,880)**
Share of profits less losses of jointly controlled entities	**152,005**	**–**	**–**	**152,005**
Profit before taxation				**687,254**
Taxation charge				**(98,933)**
Profit for the period				**588,321**
Capital expenditure	**(814)**	**(521)**	**–**	**(1,335)**
Depreciation	**(1,524)**	**–**	**–**	**(1,524)**
Amortisation	**(2,647)**	**–**	**–**	**(2,647)**
Change in fair value of investment properties	**99,365**	**–**	**–**	**99,365**

	Properties HK$000	Trading HK$000	Unallocated HK$000	Total HK$000
Six months ended 30 June 2006				
Turnover	98,465	30,738	–	129,203
Operating profit	594,513	1,693	2,051	598,257
Finance costs				(48,222)
Share of profits less losses of jointly controlled entities	1,843	–	–	1,843
Profit before taxation				551,878
Taxation charge				(185,694)
Profit for the period				366,184
Capital expenditure	(2,874)	(69)	–	(2,943)
Depreciation	(1,487)	–	–	(1,487)
Amortisation	(2,204)	–	–	(2,204)
Fair value gain on other investments	–	–	4,988	4,988
Change in fair value of investment properties	537,139	–	–	537,139

2. **Segment information (Cont'd)**

(B) GEOGRAPHICAL SEGMENTS

	Turnover		Operating profit/(loss)	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Six months ended 30 June				
Hong Kong	**4,887**	5,821	**(12,508)**	(14,060)
Mainland China	**1,625,936**	84,127	**550,579**	604,735
Singapore	**6,496**	8,517	**35,174**	5,889
Japan	**121,235**	30,738	**2,884**	1,693
	1,758,554	129,203	**576,129**	598,257

3. **Operating profit**

	2007	2006
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Exchange gain	**37,789**	17,843
Fair value gain on other investments	–	4,988
Interest income	**27,913**	3,266
Gain on disposal of property, plant and equipment	**50**	–
and after charging :		
Cost of inventories sold	**115,008**	25,815
Depreciation (net of capitalisation)	**1,524**	1,487
Amortisation for leasehold land and land use rights (net of capitalisation)	**2,647**	2,204
Operating lease rental for land and buildings	**1,800**	2,160
Loss on disposal of property, plant and equipment	–	56

4. **Taxation charge**

	2007	2006
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**6**	12
Overseas taxation	**197,670**	168
Deferred taxation	**(98,743)**	185,514
	98,933	185,694

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Share of taxation credit of jointly controlled entities for the six months ended 30 June 2007 amounting to HK$10,316,000 (2006: charge of HK$1,017,000) was included in the profit and loss statement under share of profits less losses of jointly controlled entities.

4. **Taxation charge (Cont'd)**

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law in Mainland China ("New CIT Law"), which will reduce the corporate income tax rate from 33% to 25% with effect from 1 January 2008. Consequently, the Group has reassessed the amount of deferred taxation liabilities based on the revised tax rate of the New CIT Law. As a result, deferred taxation liabilities of the Group and jointly controlled entities amounting to HK$130,817,000 and HK$2,702,000 respectively, have been written back during the six months ended 30 June 2007.

5. **Earnings per share**

The calculation of basic and diluted earnings per share for the period is based on the followings:

	2007	2006
	HK$'000	*HK$'000*
Profit attributable to shareholders	**439,487**	108,277
Effect of dilutive potential ordinary shares		
Interest on convertible bonds, net of tax	**677**	1,274
Profit for calculation of diluted earnings per share	**440,164**	109,551

	2007	2006
Weighted average number of shares for calculating basic earnings per share	**2,433,459,000**	2,394,314,000
Effect of dilutive potential ordinary shares		
Share options	**5,708,000**	4,991,000
Convertible bonds	**21,277,000**	39,096,000
Weighted average number of shares for calculating diluted earnings per share	**2,460,444,000**	2,438,401,000

6. **Interim dividend**

The Board has declared an interim cash dividend of HK$61,364,000 (being 2.5 HK cents per share) (2006: an interim scrip dividend (with a cash option) of 1 HK cent per share, totaling HK$24,187,000). This amount will be accounted for as an appropriation of revenue reserves in the year ending 31 December 2007.

7. **Debtors and prepayments**

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Trade debtors	**6,102**	12,713
Other debtors	**43,932**	70,447
Prepayments and deposits	**209,403**	200,344
	259,437	283,504

7. Debtors and prepayments (Cont'd)

Trade debtors mainly comprise sale of goods and rental. Rental from tenants is due and payable in advance. Sales terms of goods vary and are determined with reference to the prevailing market conditions.

The aging analysis of the trade debtors of the Group based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Within one month	**3,013**	5,923
Two to three months	**184**	2,492
Four to six months	**32**	2
Over six months	**2,873**	4,296
	6,102	12,713

8. Creditors and accruals

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Trade creditors	**338,292**	160,331
Other creditors	**23,648**	18,993
Amounts due to jointly controlled entities	**76,507**	76,507
Amounts due to minority shareholders	**104,354**	107,026
Accrued operating expenses	**22,909**	17,586
Advanced proceeds on sale of properties	**1,326,198**	2,521,869
Deposits received	**69,176**	65,193
	1,961,084	2,967,505

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	30 June 2007	31 December 2006
	HK$'000	*HK$'000*
Within one month	**332,875**	157,736
Two to three months	**5,392**	2,376
Four to six months	**25**	77
Over six months	**—**	142
	338,292	160,331

MANAGEMENT DISCUSSION AND ANALYSIS

(I) BUSINESS REVIEW AND OUTLOOK

Operating Results

Turnover for the Period was HK$1,759 million as compared to HK$129 million for same period last year. The increase in turnover was mainly due to the recognition of the sales of Shanghai Westwood Phase I during the Period. Profit attributable to shareholders increased by 306% to HK$439 million.

Property Development and Investment in Mainland China

Mainland China's economy continued to grow during the Period. Despite various policies and measures introduced by the Central Government, property market in core cities has remained active. Second-tier cities also attract interest of foreign investments.

Virtually all the residential units of Shanghai Westwood Phase I have been sold. Construction of Phase II has commenced and presale is expected for 2008. Other existing development projects were progressing in accordance with schedules.

The Group has commenced construction at its Guangzhou Huadu project in April of this year. The site is near to the New Baiyun International Airport and will be turned into an integrated hotel, offices and premium residential development with expected completion by 2009. The Group has also commenced phase development on its 2nd residential project, also at Huadu, Guangzhou with a gross floor area over 10 million sq. ft.

We are also looking for suitable sites and investment opportunities in other second-tier cities such as Qingdao, Kunming and Wuxi. With our extensive experience and expertise in property development in Mainland China, we believe that the expansion into these second-tier cities will put the Group in a long term sustainable growth path.

Property Development and Investment in Hong Kong

Economic rally continued during the Period and the property market had regained its momentum. The Group has entered in joint ventures (respectively, 25% and 15%) with other developers to develop two pieces of premium residential lands at Pak Shek Kok Reclamation area, Tai Po and Hoi Wan Road site in West Kowloon Reclamation area.

It is expected that The Great Hill and J Residence will be completed in the second half of 2007 when the sale revenue and profits will be recognized accordingly.

Investment in Galaxy Entertainment Group Limited (GEG)

The Group continues to hold its strategic investment in GEG which is being carried at fair value. As of 30 June 2007, the share price of GEG was HK$7.62 as compared to HK$7.28 at 31 December 2006. The increase in fair value of approximately HK$209 million was recorded in reserve.

Post Balance Sheet Event

On 8 August 2007, the Group, through public land auction in Mainland China, has acquired one piece of land in Guangzhou Huadu for residential development at a consideration of RMB206 million. The land has a site area of approximately 454,000 sq. ft.

(II) FINANCIAL REVIEW

Financial Position

The financial position of the Group remains strong. As of 30 June 2007, total equity increased to HK$9,170 million from HK$8,321 million at 31 December 2006.

The number of the issued shares of the Company increased as a result of the exercise of share options during the Period. The dilution effect, however, was offset by the profits for the Period.

Liquidity and Gearing Ratio

Cash and bank balances as of 30 June 2007 stood at HK$594 million and the gearing ratio, defined as the total loans outstanding less cash balances to total assets, stayed at a healthy level of 23%.

The Group's liquidity position remains strong and the Group possesses sufficient cash and substantial banking facilities to meet its working capital requirements, future acquisitions and investments.

Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong Dollar. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the Period, the Group has not engaged in the use of derivative products.

Charges on Group Assets

As of 30 June 2007, investment properties and buildings with carrying values of HK$3,097 million (31 December 2006: HK$3,230 million) and HK$42 million (31 December 2006: HK$42 million) respectively were pledged to banks to secure the Group's borrowing facilities.

Guarantees

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and jointly controlled entities amounting to HK$5,161 million (31 December 2006: HK$4,557 million) and HK$1,225 million (31 December 2006: nil) respectively, of which HK$3,015 million (31 December 2006: HK$2,030 million) and HK$738 million (31 December 2006: nil) have been utilised respectively.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40 million (31 December 2006: HK$40 million) as of 30 June 2007.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

CORPORATE GOVERNANCE

During the Period, save for Code Provision A.4.2, the Company has complied with all the provisions in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited. The Board believes that the underlying rationale for such a deviation, as mentioned under the section headed "COMPLIANCE WITH APPENDIX 14" in the Corporate Governance Report of its 2006 Annual Report, still holds. The Board will continue to review and recommend such steps and action as appropriate in the circumstances of such deviation. The Company has amended its Bye-laws bringing them in line with the requirements of Appendix 3 to the Listing Rules.

AUDIT COMMITTEE

The Audit Committee of the Company has met on 7 September 2007 and reviewed the Company's accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Group's unaudited interim results for the Period have been reviewed by the Audit Committee of the Company and by the Company's independent auditors – PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's shares or convertible bonds during the Period.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from 8 October 2007 to 12 October 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, shareholders must ensure that all duly completed transfers together with the relevant share certificates are lodged with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on 5 October 2007.

PUBLICATION OF FURTHER INFORMATION ON WEBSITE

This interim results announcement is published on the respective websites of the Company and Hong Kong Exchanges and Clearing Limited ("HKEx"). The 2007 Interim Report containing all the applicable information required by the Listing Rules will be despatched to the shareholders of the Company and published on the respective websites of the Company and the HKEx in late September 2007.

DIRECTORS

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

By Order of the Board
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 13 September 2007

Principal Place of Business in Hong Kong:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零七年六月三十日止六個月之
中期業績公佈

中期業績摘要

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零七年六月三十日止六個月（「本期」）之未經審核中期業績如下：

- 營業額爲港幣 1,759,000,000 元（二零零六年：港幣 129,000,000 元）
- 經營溢利爲港幣 576,000,000 元（二零零六年：港幣 598,000,000 元）
- 本期溢利爲港幣 588,000,000 元（二零零六年：港幣 366,000,000 元）
- 股東應佔溢利爲港幣 439,000,000 元（二零零六年：港幣 108,000,000 元）
- 每股盈利爲港幣 18.06 仙（二零零六年：港幣 4.52 仙）

中期股息

董事會已議決於二零零七年十一月九日向名列在二零零七年十月十二日本公司股東名冊內之股東派發截至本期末之中期現金股息，每股港幣 2.5 仙，合共港幣 61,364,000 元（二零零六年：以股代息（附現金選擇）之中期股息，每股港幣 1 仙，合共港幣 24,187,000 元）。

綜合損益表（未經審核）
截至二零零七年六月三十日止六個月

	附註	二零零七年 *港幣千元*	二零零六年 *港幣千元*
營業額	2	1,758,554	129,203
銷售成本		(1,286,769)	(35,376)
毛利		471,785	93,827
其他營運收入		67,386	28,530
行政費用		(61,183)	(59,826)
其他營運費用		(1,224)	(1,413)
投資物業之公平值變動		99,365	537,139
經營溢利	2 & 3	576,129	598,257
財務費用		(40,880)	(48,222)
應佔共同控制實體之溢利減虧損		152,005	1,843
除稅前溢利		687,254	551,878
稅項支出	4	(98,933)	(185,694)
本期溢利		588,321	366,184
應佔：			
股東		439,487	108,277
少數股東權益		148,834	257,907
		588,321	366,184
中期股息	6	61,364	24,187
		港仙	*港仙*
每股盈利	5		
基本		18.06	4.52
攤薄		17.89	4.49

綜合資產負債表（未經審核）
二零零七年六月三十日

	附註	二零零七年 六月三十日 港幣千元	二零零六年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		53,857	54,297
投資物業		3,237,766	3,367,669
租賃土地及土地使用權		69,426	69,780
共同控制實體		1,484,344	575,502
非流動投資		4,686,178	4,477,084
其他非流動資產		8,317	9,592
		9,539,888	8,553,924
流動資產			
發展物業		5,485,673	5,309,940
應收賬款及預付款	7	259,437	283,504
可收回稅項		1,441	46,590
現金及銀行結餘		593,781	741,060
		6,340,332	6,381,094
總資產		15,880,220	14,935,018
權益			
股本		243,505	242,995
儲備		7,892,250	7,221,368
股東權益		8,135,755	7,464,363
少數股東權益		1,034,280	856,817
總權益		9,170,035	8,321,180
負債			
非流動負債			
借貸		2,717,088	1,914,731
遞延稅項負債		438,839	524,085
		3,155,927	2,438,816
流動負債			
應付賬款及應計費用	8	1,961,084	2,967,505
借貸之現期部份		1,391,500	1,196,256
應付稅項		140,805	11,261
應付股息		60,869	-
		3,554,258	4,175,022
總負債		6,710,185	6,613,838
總權益及負債		15,880,220	14,935,018

附註

1. **編製基準**

此中期財務資料乃採用歷史成本會計法，並就投資物業之重估及非流動投資之公平值列賬作出修訂及按照香港會計師公會頒佈之香港會計準則第 34 號「中期財務報告」編製而成。

編製中期財務資料所應用之會計政策及計算方法，與截至二零零六年十二月三十一日止年度之財務報表所用者貫徹一致。

於二零零七年，本集團應用以下與業務運作有關之新訂香港財務報告準則、修訂及詮釋。

・香港會計準則第 1 號(修訂)	財務報表之表達: 資金披露
・香港(國際財務詮譯委員會) – 詮譯第 8 號	香港財務報告準則第 2 號之範圍
・香港(國際財務詮譯委員會) – 詮譯第 9 號	重新評估勘入式衍生工具
・香港(國際財務詮譯委員會) – 詮譯第 10 號	中期報告及減值
・香港財務報告準則第 7 號	金融工具：披露

集團已評估採納該等新訂準則、修訂及詮釋之影響及認爲對本集團之業績、財務狀況及集團之會計政策並無重大影響。惟採納香港會計準則第 1 號(修訂)及香港財務報告準則第 7 號需要在週年財務報告有更多披露。

2. **分部資料**

本集團主要在香港、中國內地及新加坡從事物業發展及投資。在日本，本集團從事機器貿易。此外並沒有其他重大獨立分部業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部爲次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收賬款及預付款。分部負債主要包括應付賬款及應計費用。而業務分部之間沒有任何銷售或貿易交易。

2. 分部資料 (續)

(甲) 業務分部

	地產 *港幣千元*	貿易 *港幣千元*	未經分類 *港幣千元*	總額 *港幣千元*
截至二零零七年六月三十日止六個月				
營業額	1,637,319	121,235	–	1,758,554
經營溢利	509,303	2,856	63,970	576,129
財務費用				(40,880)
應佔共同控制實體之溢利減虧損	152,005	–	–	152,005
除稅前溢利				687,254
稅項支出				(98,933)
本期溢利				588,321
資本支出	(814)	(521)	–	(1,335)
折舊	(1,524)	–	–	(1,524)
攤銷	(2,647)	–	–	(2,647)
投資物業之公平值變動	99,365	–	–	99,365
截至二零零六年六月三十日止六個月				
營業額	98,465	30,738	–	129,203
經營溢利	594,513	1,693	2,051	598,257
財務費用				(48,222)
應佔共同控制實體之溢利減虧損	1,843	–	–	1,843
除稅前溢利				551,878
稅項支出				(185,694)
本期溢利				366,184
資本支出	(2,874)	(69)	–	(2,943)
折舊	(1,487)	–	–	(1,487)
攤銷	(2,204)	–	–	(2,204)
其他投資之公平值收益	–	–	4,988	4,988
投資物業之公平值變動	537,139	–	–	537,139

2. 分部資料 (續)

（乙）按地區分佈

	營業額		經營溢利/(虧損)	
	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
截至六月三十日止六個月				
香港	4,887	5,821	(12,508)	(14,060)
中國內地	1,625,936	84,127	550,579	604,735
新加坡	6,496	8,517	35,174	5,889
日本	121,235	30,738	2,884	1,693
	1,758,554	129,203	576,129	598,257

3. 經營溢利

	二零零七年	二零零六年
	港幣千元	*港幣千元*
經營溢利已計入：		
匯兌收益	37,789	17,843
其他投資之公平值收益	—	4,988
利息收入	27,913	3,266
出售物業、機器及設備之收益	50	—
及已扣除：		
銷售存貨成本	115,008	25,815
折舊(資本化後)	1,524	1,487
租賃土地及土地使用權之攤銷(資本化後)	2,647	2,204
土地及樓房之經營租賃租金	1,800	2,160
出售物業、機器及設備之虧損	—	56

4. 稅項支出

	二零零七年	二零零六年
	港幣千元	*港幣千元*
本期稅項		
香港利得稅	6	12
海外稅項	197,670	168
遞延稅項	(98,743)	185,514
	98,933	185,694

香港利得稅乃按照本期間估計應課稅溢利減承前可用之稅項虧損後依 17.5%（二零零六年：17.5%）稅率提撥。於海外經營業務所產生之應課稅溢利乃按有關國家適用稅率作出撥備。

截至二零零七年六月三十日止六個月，應佔共同控制實體之稅項收入為港幣 10,316,000 元 (二零零六年：支出為港幣 1,017,000 元) 已計入損益表內應佔共同控制實體溢利減虧損之中。

4. **稅項支出(續)**

於二零零七年三月十六日，由中國內地全國人民代表大會通過新制定的《中華人民共和國企業所得稅法》(「新企業所得稅法」)，將企業所得稅率由33%減低至25%，於二零零八年一月一日起生效。因此，本集團根據新企業所得稅法之稅率重新評估本集團之遞延稅項。本集團及其共同控制實體截至二零零七年六月三十日止六個月之遞延稅項負債之賬面值分別減低港幣130,817,000元及港幣2,702,000元。

5. **每股盈利**

本期間之每股基本及攤薄盈利之計算如下:

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
股東應佔溢利	439,487	108,277
具攤薄作用之潛在普通股之影響		
可換股債券之利息，除稅	677	1,274
用以計算每股攤薄盈利之溢利	440,164	109,551

	二零零七年	二零零六年
用以計算每股基本盈利之股份加權平均數	2,433,459,000	2,394,314,000
具攤薄作用之潛在普通股之影響		
認股權	5,708,000	4,991,000
可換股債券	21,277,000	39,096,000
用以計算每股攤薄盈利之股份加權平均數	2,460,444,000	2,438,401,000

6. **中期股息**

董事會已議決派發截至本期末之中期現金股息，每股港幣2.5仙，合共港幣61,364,000元(二零零六年：以股代息(附現金選擇)之中期股息，每股港幣1仙，合共港幣24,187,000元)。此項擬派發股息將於截至二零零七年十二月三十一日止年度列作盈餘儲備分派。

7. **應收賬款及預付款**

	二零零七年 六月三十日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*
應收業務賬款	6,102	12,713
其他應收賬款	43,932	70,447
預付款及按金	209,403	200,344
	259,437	283,504

7. **應收賬款及預付款 (續)**

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

本集團之應收業務賬款依發票日期計算及扣除呆壞賬撥備後之賬齡分析如下：

	二零零七年 六月三十日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*
一個月內	3,013	5,923
二至三個月	184	2,492
四至六個月	32	2
六個月以上	2,873	4,296
	6,102	12,713

8. **應付賬款及應計費用**

	二零零七年 六月三十日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*
業務應付賬款	338,292	160,331
其他應付賬款	23,648	18,993
應付共同控制實體款項	76,507	76,507
應付少數股東款項	104,354	107,026
應計營運費用	22,909	17,586
物業銷售之預售款項	1,326,198	2,521,869
已收按金	69,176	65,193
	1,961,084	2,967,505

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零七年 六月三十日 *港幣千元*	二零零六年 十二月三十一日 *港幣千元*
一個月內	332,875	157,736
二至三個月	5,392	2,376
四至六個月	25	77
六個月以上	–	142
	338,292	160,331

管理層之討論及分析

(I) 業務回顧及展望

經營業績

本期之營業額爲港幣 1,759,000,000 元，去年同期爲港幣 129,000,000 元。上升原因主要由於上海慧芝湖第一期之工程已於本期內完成，銷售收益確認入賬。股東應佔溢利爲港幣 439,000,000 元，增幅 306%。

中國內地的物業發展及投資

於本期內，中國內地經濟持續增長，儘管中央政府推出一連串的調控政策及措施，主要城市之物業市場表現依然理想。同時，也帶動國外投資者增加對二線地區投資之意欲。

上海慧芝湖第一期之銷情理想，住宅單位幾近全部售罄。第二期之建築工程已經展開，並預期於二零零八年預售。其他發展項目均按計劃進展。

在本年四月，本集團已開展了在廣州花都鄰近新白雲機場項目之工程。該項目將綜合發展成酒店、寫字樓及高級住宅，預期於二零零九年完成。而在同區另一個佔有樓面面積超過一千萬平方呎之項目，其分階段興建之住宅工程亦已展開。

本集團亦於某些二線城市如青島、昆明及無錫等，積極尋求合適之發展項目及投資機遇。以本集團在中國內地所累積之深厚經驗及專業技能，相信本集團在這些二線城市之拓展將有助本集團長遠擴展之路。

香港的物業發展及投資

於本期內，香港經濟表現持續強勁，物業市道再趨活躍。本集團與其他發展商成立聯營企業(分別佔權益爲 25%及 15%)，發展兩幅位於大埔白石角及西九龍海灣道高級住宅地皮。

預期嘉御山及嘉薈軒將於二零零七年下半年度竣工。屆時，物業銷售之收益及利潤將相應入賬。

於銀河娛樂集團有限公司(銀河娛樂)的投資

本集團繼續持有銀河娛樂策略投資，以公平值列賬。於二零零七年六月三十日，銀河娛樂之股價爲港幣 7.62 元，而二零零六年十二月三十一日則爲港幣 7.28 元，約港幣 209,000,000 元的公平值增加已計入儲備中。

結算日後之事項

本集團於二零零七年八月八日，在中國內地透過公開土地拍賣，於廣州花都區購入一幅用作住宅發展項目之地皮，買入價爲人民幣 206,000,000 元。該地塊地盤面積約 454,000 平方呎。

(II) 財務檢討

財務狀況

本集團之財務狀況持續強健。於二零零七年六月三十日，總權益由二零零六年十二月三十一日之港幣8,321,000,000元上升至港幣9,170,000,000元。

於本期內，行使之認股權令本公司已發行股份之數目增加。然而，所產生之攤薄效應已被本期之溢利抵銷。

流動資金及負債比率

於二零零七年六月三十日，本集團之現金及銀行結餘爲港幣594,000,000元。在負債比率方面（定義爲未償還之貸款總額減現金結餘後除以資產總額）維持在23%的穩健水平。

本集團之流動資金狀況保持強健，備有充裕之現金及足夠的銀行信貸，以應付營運資金、未來的收購及投資之需求。

庫務政策

本集團管理外匯繼續以保守政策及控制風險爲主，本集團借貸以港幣爲基礎，並在認爲適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動而影響本集團之營運。於本期內，本集團並無投資於與本集團財務無關之衍生工具。

本集團資產之抵押

於二零零七年六月三十日，賬面值港幣 3,097,000,000 元（二零零六年十二月三十一日：港幣3,230,000,000元）之投資物業，及賬面值港幣 42,000,000 元（二零零六年十二月三十一日：港幣42,000,000元）之建築物已分別抵押予銀行作爲本集團借貸之擔保。

擔保

本公司已就若干附屬公司及共同控制實體分別取得之港幣5,161,000,000元（二零零六年十二月三十一日：港幣4,557,000,000元）及港幣1,225,000,000元（二零零六年十二月三十一日：無）信貸額向銀行及財務機構出具擔保，其中已動用之信貸額分別爲港幣3,015,000,000元（二零零六年十二月三十一日：港幣2,030,000,000元）及港幣738,000,000元（二零零六年十二月三十一日：無）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。於二零零七年六月三十日，可換股債券之餘額爲港幣40,000,000元 (二零零六年十二月三十一日：港幣40,000,000元)。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

企業管治

本期內，本公司一直遵守載於香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四的企業管治常規守則之條文（「守則條文」），守則條文第 A.4.2 條除外。有關偏離守則條文第 A.4.2 條文一事，董事會認爲載於本公司二零零六年年報之企業管治報告書內「遵守附錄十四」一節中提及之理據依然成立。董事會將繼續檢討有關事項，於適當時候作出相應措施。本公司已修訂其公司細則以符合上市規則附錄三之規定。

審核委員會

本公司之審核委員會已於二零零七年九月七日召開會議，審閱本公司所採納的會計原則及慣例，並討論有關審計、內部控制及財務申報事項。本集團截至本期末之未經審核中期業績已經由本公司之審核委員會及獨立核數師羅兵咸永道會計師事務所審閱。

購入、出售或贖回本公司上市證券

本公司及其附屬公司於本期內並無購入、出售或贖回任何本公司之股份及可換股債券。

暫停辦理登記手續

本公司將於二零零七年十月八日至二零零七年十月十二日，包括首尾兩天，暫停辦理股票過戶登記手續。如欲確保收取擬派中期股息，股東須將一切過戶文件及有關之股票於二零零七年十月五日下午四時三十分前送達香港灣仔皇后大道東183號合和中心17樓1712—1716室，本公司於香港之股票過戶登記分處香港中央證券登記有限公司辦理過戶登記手續。

於網站刊載之進一步資料

本中期業績公佈將分別登載於本公司及香港交易及結算所有限公司(「結算所」)之網站。二零零七年度中期報告載有上市規則之所有適用資料，將於二零零七年九月下旬寄發予本公司之股東及分別登載於本公司及結算所的網站。

董事

於本公佈日期，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
公司秘書
陳明德

香港，二零零七年九月十三日

香港主要辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網站：http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

DATE OF BOARD MEETING

The board of directors ("*Board*") of K. Wah International Holdings Limited ("*Company*") hereby announces that a meeting of the Board of the Company will be held on Thursday, 13 September 2007 for the purpose of, among other matters, approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and its publication, considering the payment of an interim dividend or other distribution (if any) and transacting any other business.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 31 August 2007

As at the date of this announcement, the Executive Directors are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau and Ms. Paddy Tang Lui Wai Yu; the Non-executive Directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the Independent Non-executive Directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun, and Mr. Robert George Nield.

Website: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

董事會召開日期

K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）之董事會（「董事會」）謹此宣佈，本公司將於二零零七年九月十三日（星期四）舉行董事會會議，藉以（其中包括）批准本公司及其附屬公司截至二零零七年六月三十日止六個月之未經審核中期業績及其發佈、考慮派發中期股息或其他分派（如有），以及處理任何其他事項。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年八月三十一日

於本公佈日期，執行董事爲呂志和博士(主席)、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

網站: http://www.kwih.com

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

NOTIFICATION

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31 DECEMBER 2006

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of K. Wah International Holdings Limited at www.kwih.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investor should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., Mondays to Fridays, from the date of this announcement until 27 July 2007. Copies will be provided upon request at no charge.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 June 2007

ψb.

香港經濟日報
2007年6月28日 星期四

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(於百慕達註冊成立之有限公司)
(股份代號：173)

通知

截至二零零六年十二月三十一日止年度之末期以股代息(附現金選擇)

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及K. Wah International Holdings Limited嘉華國際集團有限公司的網站(www.kwih.com)覽閱。

此通告僅為知會投資者有關上述事宜及有關公告已登載在上述網站。*此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定*。投資者應覽閱上述公告以了解詳情。

由本公告日起至二零零七年七月二十七日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時到香港北角渣華道191號嘉華國際中心二十九樓免費查閱上述公告，如有需要亦可免費索取公告副本。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年六月二十七日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

(incorporated in Bermuda with limited liability)
(Stock Code: 173)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31 DECEMBER 2006

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31 December 2006 is HK$2.7645.

Further to the circular to shareholders of K. Wah International Holdings Limited ("***Company***") dated 20 June 2007 ("***Circular***") describing the arrangements for payment of the final scrip dividend of HK$0.025 per ordinary share of HK$0.10 each of the Company ("***Share***"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$2.7645.

The discounted market value is the average of the closing prices of one Share being traded on The Stock Exchange of Hong Kong Limited ("***Stock Exchange***") for the five trading days from 21 June 2007 to 27 June 2007, both days inclusive (which is HK$2.91), less five per cent discount, rounding down to four decimal places as stated in the Circular.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections:

$$\text{Number of Shares held on 20 June 2007 for which cash election is not made} \times \frac{\text{HK\$0.025}}{\text{HK\$2.7645}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31 December 2006, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.025 per Share will be posted to shareholders of the Company at their own risk on 20 July 2007.

4

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Branch Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 6 July 2007. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 23 July 2007. Application has been made to the Stock Exchange for the listing of and permission to deal in the new Shares.

As at the date of this announcement, the executive directors of the Company are Dr. Che-woo Lui (Chairman), Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang; and the independent non-executive directors are Sir David Akers-Jones, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

By Order of the Board of
K. Wah International Holdings Limited
Ricky Chan Ming Tak
Company Secretary

Hong Kong, 27 June 2007

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

（於百慕達註冊成立之有限公司）
（股份代號：173）

截至二零零六年十二月三十一日止年度

之末期以股代息（附現金選擇）

用以計算配發予本公司股東作爲截至二零零六年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值爲每股港幣 2.7645 元。

繼於二零零七年六月二十日致 K. Wah International Holdings Limited 嘉華國際集團有限公司（「本公司」）股東概述以股代息安排之通函（「通函」）後，本公司宣佈，用以計算配發本公司每股面值港幣 0.10 元普通股股份（「股份」）之港幣 0.025 元代息股份數目之折讓市值爲每股股份港幣 2.7645 元。

如通函所述，該折讓市值爲由二零零七年六月二十一日起至二零零七年六月二十七日止五個交易日（首尾兩天包括在內）一股股份在香港聯合交易所有限公司（「聯交所」）之平均收市價（即港幣 2.91 元），再折讓百分之五（只計算至小數點後四個數字）。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作爲股息之該部分股權可收取下列數目之代息股份：

$$\text{於二零零七年六月二十日持有未有選擇收取現金之股份數目} \times \frac{\text{港幣 0.025 元}}{\text{港幣 2.7645 元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益（截至二零零六年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予配發，其利益撥歸本公司所有。

預期將予配發以作爲代息股份之股票及每股港幣 0.025 元之股息單將於二零零七年七月二十日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取末期股息以代替新股份，務須於二零零七年七月六日下午四時三十分前將選擇表格塡妥並交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址爲香港灣仔皇后大道東 183 號合和中心 18 樓 1806－1807 室。將予配發作爲末期以股代息之新股份預期將於二零零七年七月二十三日開始買賣。有關批准可予發行之新股份上市及掛牌買賣之申請已提交聯交所。

於本公告日期，本公司之執行董事爲呂志和博士（主席）、呂耀東先生、許淇安先生、倫贊球先生及鄧呂慧瑜女士；非執行董事爲梁文建先生及黃乾亨博士；而獨立非執行董事爲鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

承董事會命
K. Wah International Holdings Limited
嘉華國際集團有限公司
公司秘書
陳明德

香港，二零零七年六月二十七日

END